# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## ING EXPRESS VARIABLE ANNUITY
## CONTRACT PROSPECTUS - APRIL 28, 2008

***The Contracts.*** The contracts described in this prospectus are flexible premium, individual, deferred ING express Variable Annuity contracts issued by ING Life Insurance and Annuity Company (the Company, we, us, our). They are issued to you, the contract owner, on a nonqualified basis ("nonqualified contracts"), or in connection with retirement arrangements qualifying for special treatment under section 408(b) ("IRA contracts"), section 408(k) ("SEP IRA contracts") and section 408A ("Roth IRA contracts") of the Internal Revenue Code of 1986, as amended (Tax Code). Prior to September 17, 2007, the contracts were available as tax-deferred annuities under Tax Code section 403(b).

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***Why Reading this Prospectus Is Important.*** This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

**Table of Contents ... page 3**

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***Investment Options.*** The contracts offer variable investment options. When we establish your contract you instruct us to direct contract dollars to any of the available options. Some investment options may be unavailable through certain contracts or in some states.

***Variable Investment Options.*** These options are called subaccounts. The subaccounts are within Variable Annuity Account C, a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

***Risks Associated with Investing in the Funds.*** The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 10 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

***Availability of Features.*** Not all features are available in all states.

***Compensation.*** We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

***Getting Additional Information.*** You may obtain the April 28, 2008 Statement of Additional Information (SAI) about the separate account without charge by calling us at 1-800-262-3862 or writing us at the address listed in the "Contract Overview - Questions: Contacting the Company" section of the prospectus. The Securities and Exchange Commission (SEC) also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, http://www.sec.gov, or at the SEC Public Reference Branch in Washington, D.C. You may call 1-202-551-8090 or 1-800-SEC-0330 to get information about the operations of the SEC Public Reference Branch. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Branch, 100 F Street NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-129091. The SAI table of contents is listed on page 39 of this prospectus. The SAI is incorporated into this prospectus by reference.

***Additional Disclosure Information.*** Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

**The contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount of your investment.**

PRO.129091-08

*The Funds*

| | |
|---|---|
| ING American Century Large Company Value Portfolio (ADV Class) | ING T. Rowe Price Diversified Mid Cap Growth Portfolio (ADV Class) |
| ING American Century Small-Mid Cap Value Portfolio (ADV Class) | ING T. Rowe Price Equity Income Portfolio (ADV Class) |
| ING Baron Small Cap Growth Portfolio (ADV Class) | ING T. Rowe Price Growth Equity Portfolio (ADV Class) |
| ING BlackRock Large Cap Growth Portfolio (Class S2) | ING Templeton Foreign Equity Portfolio (ADV Class) |
| ING Columbia Small Cap Value II Portfolio (ADV Class) | ING Thornburg Value Portfolio (ADV Class) |
| ING JPMorgan Emerging Markets Equity Portfolio (ADV Class) | ING UBS U.S. Large Cap Equity Portfolio (ADV Class) |
| ING JPMorgan Mid Cap Value Portfolio (ADV Class) | ING Van Kampen Comstock Portfolio (ADV Class) |
| ING Legg Mason Partners Aggressive Growth Portfolio (ADV Class) | ING Van Kampen Equity and Income Portfolio (ADV Class) |
| ING Marsico Growth Portfolio (Class S) | ING VP Growth and Income Portfolio (ADV Class) |
| ING Marsico International Opportunities Portfolio (ADV Class) | ING VP Index Plus International Equity Portfolio (Class S) |
| ING MFS Total Return Portfolio (ADV Class) | ING VP Index Plus LargeCap Portfolio (Class S) |
| ING Oppenheimer Global Portfolio (ADV Class) | ING VP Index Plus MidCap Portfolio (Class S) |
| ING Oppenheimer Strategic Income Portfolio (ADV Class) | ING VP Index Plus SmallCap Portfolio (Class S) |
| ING PIMCO Total Return Portfolio (ADV Class) | ING VP Intermediate Bond Portfolio (Class S) |
| ING Solution Income Portfolio (ADV Class)[1] | ING VP International Value Portfolio (Class S) |
| ING Solution 2015 Portfolio (ADV Class)[1] | ING VP MidCap Opportunities Portfolio (Class S) |
| ING Solution 2025 Portfolio (ADV Class)[1] | ING VP Money Market Portfolio (Class I) |
| ING Solution 2035 Portfolio (ADV Class)[1] | ING VP Small Company Portfolio (Class S) |
| ING Solution 2045 Portfolio (ADV Class)[1] | ING VP SmallCap Opportunities Portfolio (Class S) |
| | ING Wells Fargo Disciplined Value Portfolio (ADV Class) |

[1] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.

# TABLE OF CONTENTS

# Contract Overview

**Questions: Contacting the Company.** To answer your questions, contact your sales representative or write or call us at our administrative service center:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

**Sending Forms and Written Requests in Good Order.**
If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

We can only act upon requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional detail.

## Contract Design

The contracts described in this prospectus are individual variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and a guaranteed income option. The term "contract" in this prospectus refers to individual variable annuity contracts.

## Who's Who

**Contract Owner:** The person (or non-natural owner) to whom we issue the contract. Generally, you. The contract owner has all rights under the contract.

**We (the Company):** ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Purchase and Rights."

## The Contract and Your Retirement Plan

The contracts may be issued as nonqualified contracts, or for use with retirement arrangements under Tax Code sections 408(b), 408(k), or 408A (qualified contracts). Prior to September 17, 2007, the contracts were available as tax-deferred annuities under Tax Code section 403(b).

**Use of an Annuity Contract in a Retirement Arrangement.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) annuity or an IRA under 408(b), 408(k), or 408A), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified arrangement itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

## Contract Facts

**Free Look/Right to Cancel.** You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right To Cancel."

**Death Benefit.** Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. See "Death Benefit."

**Withdrawals.** During the accumulation phase you may withdraw all or part of your contract value. Certain fees and taxes may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals."

**Systematic Withdrawals.** These are made available for you to receive periodic withdrawals from your contract, while retaining the contract in the accumulation phase. See "Systematic Withdrawals."

**Loans.** If allowed by the contract, loans may be available during the accumulation phase. These loans are subject to certain restrictions. See "Loans."

**Fees and Expenses.** Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

**Taxation.** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

## Contract Phases

**I. The Accumulation Phase** (accumulating dollars under your contract)

**STEP 1:** You provide us with your completed application and initial purchase payment. We issue you a contract and credit that contract with your initial purchase payment.

**STEP 2:** You direct us to invest your purchase payment in one or more of the variable investment options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**STEP 3:** Each subaccount you select purchases shares of its assigned fund.



Payments to Your Contract
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3 ||
Mutual Fund A
Mutual Fund B


**II. The Income Phase** (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. See "The Income Phase." In general, you may receive fixed monthly income phase payments over your lifetime.

# Fee Table

**In this Section:**

- ▹ Contract Owner Transaction Expenses
- ▹ Annual Maintenance Fee
- ▹ Separate Account Annual Expenses
- ▹ Total Annual Fund Operating Expenses
- ▹ Hypothetical Examples
- ▹ Fees Deducted by the Funds

**Also see the "Fees" section for:**

- ▹ How, When and Why Fees are Deducted
- ▹ Redemption Fees
- ▹ Reduction or Elimination of Certain Fees
- ▹ Premium and Other Taxes

**The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted.* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.**

***Contract Owner Transaction Expenses***

| | |
|---|---|
| Transfer Charge[1] ……………………………… | $25.00 |
| Loan Processing Fee[2] ………..………………… | $25.00 |
| Loan Interest Rate Spread (per annum)[3] ……… | 3.0% |

[1] We do not currently impose a charge for transfers between subaccounts. However, we reserve the right to assess a $25 charge on any transfer after the 12th transfer in a contract year or to limit the number of transfers, including transfers made under the account rebalancing program or dollar cost averaging program.

[2] This is the maximum fee we would charge. We are not currently charging this fee. See "Loans."

[3] This is the difference between the rate applied and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. As of April 28, 2008, we are applying a rate of 6.0% per annum and crediting 3.50% per annum. These rates are subject to change. See "Loans."

**The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

| | |
|---|---|
| ***Annual Maintenance Fee[4]*** | $40.00 |
| ***Separate Account Annual Expenses*** (as a percentage of average contract value) | |
| Mortality and Expense Risk Charge | 0.35% |
| Total Separate Account Annual Expenses | 0.35% |

[4] We reserve the right to waive the annual maintenance fee under certain circumstances. If the contract value is $25,000 or greater on the date the maintenance fee is to be deducted, the maintenance fee will be $0.

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

| *Total Annual Fund Operating Expenses* | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from fund assets, including management fees and other expenses) | 0.33% | 2.00% |

## *Hypothetical Examples*

**The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses, the annual maintenance fee of $40 (converted to a percentage of assets equal to 0.043%) and fund fees and expenses.**

*Example 1*: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **1 Year** | **3 Years** | **5 Years** | **10 Years** |
|---|---|---|---|
| $242 | $746 | $1,277 | $2,730 |

*Example 2*: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **1 Year** | **3 Years** | **5 Years** | **10 Years** |
|---|---|---|---|
| $74 | $231 | $402 | $898 |

## *Fees Deducted by the Funds*

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

# Condensed Financial Information

**Understanding Condensed Financial Information.** In Appendix II, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contracts.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

# Variable Annuity Account C

We established Variable Annuity Account C (the separate account) in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

# The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

**Regulatory Developments - the Company and the Industry.** As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters.** Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. (See "Taxation" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual income phase dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

# Investment Options

**Variable Investment Options**. The contracts offer variable investment options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

▷   **Mutual Fund (fund) Descriptions:**  We provide brief descriptions of the funds in Appendix I. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our administrative service center at the address and phone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

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## Selecting Investment Options

*   **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

*   **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

*   **Be informed.** Read this prospectus, the fund prospectuses and Appendix I.

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**Limits on Availability of Options.** We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. See "Other Topics - Contract Modifications - Addition, Deletion or Substitution of Fund Shares." Some subaccounts may not be available in all contracts or in some states.

**Limits on How Many Investment Options You May Select.** Generally you may select no more than 18 investment options during the accumulation phase of your contract. Each subaccount selected counts towards this 18 investment option limit.

**Reinvestment.** The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

**Insurance-Dedicated Funds.** *(Mixed and Shared Funding)*

The funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷   Mixed - bought for annuities and life insurance.
▷   Shared - bought by more than one company.

It is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract owner and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract owners and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds that are involved in the conflict.

# Transfers Among Investment Options

During the accumulation phase you may transfer amounts among the available subaccounts. We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 for each transfer after the 12[th] transfer in a contract year and to limit the number of transfers.

**Transfer Requests.** Subject to limits on frequent or disruptive transfers, transfer requests may be made in writing, by telephone, or, where available, electronically, as well as under the dollar cost averaging and automatic reallocations programs.

**Limits on Frequent or Disruptive Transfers**

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

**Excessive Trading Policy.** We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit  (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

**Value of Your Transferred Dollars.** The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our administrative service center at the address listed in "Contract Overview – Questions: Contacting the Company" or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

**Telephone and Electronic Transactions: Security Measures.** To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and contract information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

**The Dollar Cost Averaging Program.** The contracts may provide you with the opportunity to participate in our dollar cost averaging program. Dollar cost averaging is a system for investing whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each contract year. To obtain an application form or additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview - Questions:  Contacting the Company."

Dollar cost averaging is available only from the ING VP Money Market Portfolio, and you must have a minimum of $1,200 invested in the portfolio when you begin the program. The minimum amount of each transfer must be $100, and you must have enough invested in the portfolio for future transfers of at least $100 each. You must begin the dollar cost averaging program on the issue date of the contract. We reserve the right to discontinue, modify or suspend the dollar cost averaging program and to charge a processing fee not to exceed $25 for each transfer made under this program.

Dollar cost averaging is not available if you are participating in the account rebalancing program.

**The Automatic Reallocation Program (Account Rebalancing).** The contracts may provide you with the ability to participate in account rebalancing. Account rebalancing allows you to reallocate your contract value to match the investment allocations you originally selected by reallocating contract values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate. We automatically reallocate your contract value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is currently no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each contract year. To obtain an application form or additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview - Questions: Contacting the Company."

You must have a minimum contract value of $10,000 to participate in account rebalancing, and you must rebalance in whole percentages of no less than 1%. We reserve the right to discontinue, modify or suspend the account rebalancing program and to charge a processing fee not to exceed $25 for each reallocation between the subaccounts.

Account rebalancing is not available if you are participating in the dollar cost averaging program.

# Purchase and Rights

**Valuation Date:** Any day that the New York Stock Exchange is open for trading.

**Available Contracts.** The contracts available for purchase are nonqualified contracts, or contracts intended to qualify as IRAs under Tax Code section 408(b), or Roth IRAs under Tax Code section 408A. The IRA may also be used as a funding option for a Simplified Employee Pension (SEP) plan under Tax Code section 408(k). The contracts are not available as a "Simple IRA" as defined in Tax Code section 408(p). Prior to September 17, 2007, the contracts were available as tax-deferred annuities under Tax Code section 403(b).

When considering whether to purchase the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**How to Purchase.** The contract owner may purchase a contract from us by completing an application and making an initial purchase payment. Upon our approval we will issue a contract and set up an account for the contract owner under the contract.

For nonqualified contracts, the following purchase payment methods are allowed:
▷   One lump sum; or
▷   Transfer under Tax Code section 1035.

For qualified contracts, the following purchase payment methods are allowed:
▷   One lump sum; or
▷   Rollover or transfer payments, as permitted by the Tax Code.

The minimum amount we will accept as an initial purchase payment is $15,000. The maximum age at which you may purchase the contract is 80; you may make additional premium payments only up to the contract anniversary after your 86th birthday. We reserve the right to reject any purchase payment to an existing contract if the purchase payment, together with the contract value at the next valuation date, exceeds $1,000,000. Any purchase payment not accepted by the Company will be refunded.

If your contract was issued as a 403(b) tax-deferred annuity it does not accept transfers from prior 403(b) plans that were subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended, nor does it accept ongoing salary deferrals.

Any reduction of the minimum initial or subsequent purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

**Acceptance or Rejection of Your Application.** We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, we will notify you of the reasons and the application and any purchase payments will be returned to you.

**Allocating Purchase Payments to the Investment Options.** We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there are limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in a contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1) Long-Term Investment - These contracts are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in a contract. You should not participate in a contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2) Investment Risk - The value of investment options available under the contracts may fluctuate with the markets and interest rates. You should not participate in a contract in order to invest in these options if you cannot risk getting back less money than you put in.

3) Features and Fees - The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

4) Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the contract. You should consider whether these additional benefits justify any increased charges that might apply under these contracts. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

# Right to Cancel

**When and How to Cancel.** You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our administrative service center or to your sales representative along with a written notice of cancellation.

**Refunds.** We will issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, where a refund of purchase payments is not required, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires, we will refund all purchase payments made.

# Fees

## Types of Fees

There are five types of fees or deductions that may affect your contract.

**Transaction Fees**
▷  Annual Maintenance Fee
▷  Transfer Charge
▷  Redemption Fees

**Fees Deducted from Investments in the Separate Account**
▷  Mortality and Expense Risk Charges

**Reduction or Elimination of Certain Fees**

**Fund Fees and Expenses**

**Premium and Other Taxes**

**Contract Year/Contract Anniversary:** A period of 12 months measured from the date we established your contract and each anniversary of this date. Contract anniversaries are measured from this date.

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

## Maximum Transaction Fees

### Annual Maintenance Fee

**Maximum Amount.** $40.00

**When/How.** Each year during the accumulation phase we deduct this fee from your contract value. We deduct it annually on the first business day following the completion of each contract year and at the time of full withdrawal, if the withdrawal occurs more than 90 days after the beginning of a contract year.

**Purpose.** This fee reimburses us for our administrative expenses related to the contracts, the separate account and the subaccounts.

**Waiver.** We reserve the right to waive the annual maintenance fee under certain circumstances. If the contract value is $25,000 or greater on the date the maintenance fee is to be deducted, the maintenance fee will be $0.

### Transfer Charge

**Maximum Amount**. $25.00. During the accumulation phase, we currently allow 12 free transfers each calendar year. We reserve the right to charge $25.00 for any additional transfer. We currently do not impose this charge.

**Purpose**. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

### Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

## Fees Deducted from Investments in the Separate Account

### Mortality and Expense Risk Charge

**Maximum Amount.** The amount of this charge, on an annual basis, is equal to 0.35% of the daily value of amounts invested in the subaccounts during the accumulation phase.

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select.

**Purpose.** This charge compensates us for the mortality and expense risks we assume under the contract.

▷    The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract, and our funding of the death benefit and other payments we make to contract owners and beneficiaries.

▷    The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for these charges is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from these charges.

## Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the annual maintenance fee and the mortality and expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

▷    The size and type of group to whom the contract is offered;

▷    The type and frequency of administrative and sales services provided; or

▷    Any other circumstances which reduce distribution or administrative expenses.

The exact amount of contract charges applicable to a particular contract will be stated in that contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

## Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors. Only affiliated funds are available under the contract.

**Types of Revenue Received from Affiliated Funds**

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

* A share of the management fee deducted from fund assets;

* Service fees that are deducted from fund assets;

* For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and

* Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

In addition to the types of revenue received from affiliated funds described above, affiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See "Contract Distribution."**

## Premium and Other Taxes

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your contract value or from purchase payments to the contract at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes from purchase payments as they are received, or from the contract value immediately before you commence income phase payments, as permitted or required by applicable law.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

# Your Contract Value

During the accumulation phase, your contract value at any given time equals the current dollar value of amounts invested in the subaccounts.

**Subaccount Accumulation Units.** When you select a fund as an investment option, you invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

**Accumulation Unit Value (AUV).** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses and the mortality and expense risk charges. We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:

- ▹ The net assets of the fund held by the subaccount as of the current valuation; minus
- ▹ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- ▹ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- ▹ The total value of the subaccount's units at the preceding valuation; minus
- ▹ A daily deduction for the mortality and expense risk charge and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that your initial purchase payment to a contract is $10,000 and you direct us to invest $6,000 in Fund A and $4,000 in Fund B. Also, assume that on the day we receive the purchase payment, the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your contract is credited with 600 accumulation units of Subaccount A and 200 accumulation units of Subaccount B.

**Step 1:** You make an initial purchase payment of $10,000.

**Step 2:**

A. You direct us to invest $6,000 in Fund A. The purchase payment purchases 600 accumulation units of Subaccount A ($6,000 divided by the current $10 AUV).

B. You direct us to invest $4,000 in Fund B. The purchase payment purchases 200 accumulation units of Subaccount B ($4,000 divided by the current $20 AUV).

**Step 3:** The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).


$10,000 Purchase Payment
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 600 accumulation units
Subaccount B 200 accumulation units
Etc.
Step 3||
Mutual Fund A
Mutual Fund B

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Contract.** Your initial purchase payment will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

# Withdrawals

**Taxes, Fees and Deductions**
Amounts withdrawn may be subject to one or more of the following:
▷ **Annual Maintenance Fee** (see "Fees - Annual Maintenance Fee")
▷ **Redemption Fees** (see "Fees - Redemption Fees")
▷ **Tax Penalty** (see "Taxation")
▷ **Tax Withholding** (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview - Questions: Contacting the Company."

**Withdrawal Value:** Your contract value less any outstanding loan balance.

Subject to any applicable retirement plan or Tax Code restrictions (see "Taxation" below), you may withdraw all or a portion of your withdrawal value at any time during the accumulation phase.

**Steps for Making A Withdrawal**

▷ Select the withdrawal amount. You must properly complete a disbursement form and deliver it to our administrative service center at the address listed in "Contract Overview – Questions: Contacting the Company."

(1) Partial Withdrawals: You may request a withdrawal of either:
  ▷ A gross amount, in which case the required taxes (and redemption fees, if applicable) will be deducted from the gross amount requested; or
  ▷ A specific amount after deduction of the applicable taxes (and redemption fees, if applicable).

Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have a contract value.

(2) Full Withdrawals: You will receive, reduced by any required tax (and redemption fees, if applicable), your withdrawal value, minus any annual maintenance fee.

**Calculation of Your Withdrawal.** We determine your contract value as of the close of trading on the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern Time) every day that the NYSE is open for trading. We pay withdrawal amounts based on your contract value determined that day if a withdrawal request is received in good order at our administrative service center before the close of trading on the NYSE. The payment will be based on contract value determined on the next valuation date if a request is received in good order at our administrative service center after the close of trading on the NYSE.

**Delivery of Payment.** Payments for withdrawal requests received in good order will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form. No interest will accrue on amounts represented by uncashed withdrawal checks.

**Reinvesting a Full Withdrawal (403(b) and IRAs Only).** Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of your withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your contract for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount reinvested.

We will credit the amount reinvested proportionally for annual maintenance fees imposed at the time of withdrawal. We will deduct from the amounts reinvested any annual maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of the withdrawal.

# Loans

**Loans Available from Certain Qualified Contracts.** For contracts issued as Tax Code section 403(b) annuities, a loan may be available from the contract value prior to your election of an income phase payment option or the annuitant's attainment of age 70½. Restrictions may apply under the Tax Code or due to our administrative practices. We reserve the right not to grant a loan request if you have an outstanding loan in default. Loans are not available from nonqualified contracts, IRAs or Roth IRAs.

A loan may be requested by properly completing the loan request form and submitting it to our administrative service center. Read the terms of the loan agreement before submitting any request.

**Charges.** We reserve the right to charge a processing fee not to exceed $25. Interest will be applied on loaned amounts. The difference between the rate applied and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

# Systematic Withdrawals

A systematic withdrawal is a series of automatic partial withdrawals from your contract based on a payment method you select. You may elect to withdraw a specified dollar amount or a percentage of the contract value on a monthly, quarterly, semiannual or annual basis. Up to 10% of your contract value per year may be withdrawn through a systematic withdrawal. The amount of each systematic withdrawal must be at least $100 and you must have a minimum contract value of $5,000 in order to initiate such withdrawals.

**Systematic Withdrawal Availability.** We reserve the right to modify or discontinue offering systematic withdrawals. However, any such modification or discontinuation will not affect any systematic withdrawals already in effect. We may add additional systematic withdrawal options from time to time.

**Requesting a Systematic Withdrawal.** To request systematic withdrawals and to assess terms and conditions that may apply, contact your sales representative at the number listed in "Contract Overview - Questions: Contacting the Company."

**Terminating Systematic Withdrawals.** You may discontinue systematic withdrawals at any time by submitting a written request to our administrative service center.

**Taxation.** Systematic withdrawals and revocations of elections may have tax consequences. Amounts withdrawn may be included in your gross income in the year in which the withdrawal occurs, and withdrawals prior to your reaching age 59½ may also be subject to a 10% federal tax penalty. If you are concerned about tax implications, consult a qualified tax adviser.

**Features of a Systematic Withdrawal**

A systematic withdrawal allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the contract remains in the accumulation phase, all accumulation phase charges continue to apply.

# Death Benefit

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

**Terms to Understand**

**Annuitant(s):** The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

**Beneficiary(ies)**: The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

**Claim Date:** The date proof of death and the beneficiary's right to receive the death benefit and election of a death benefit payment option are received in good order at our administrative service center. Please contact our administrative service center to learn what information is required for a request for payment of the death benefit to be in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

**Contingent Beneficiary**: The person(s) or entity(ies) designated to receive death benefit proceeds under the contract if no beneficiary is alive when the death benefit is due.

**During the Accumulation Phase.** The contract provides a death benefit in the event of your death during the accumulation phase.

**When is a Death Benefit Payable?** During the accumulation phase a death benefit is payable when the contract owner or in certain circumstances, annuitant dies.

Until a death benefit request is received in good order and a payment option is elected, account dollars will remain invested as at the time of your death, and no distributions will be made.

**Who Receives Death Benefit Proceeds?** If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries and/or contingent beneficiaries. Unless you have instructed us otherwise, if more than one beneficiary has been named, the payment will be paid in equal shares. If you die and no beneficiary or contingent beneficiary exists, or if the beneficiary or contingent beneficiary is not living on the date payment is due, the death benefit will be paid in a lump sum to your estate.

**Designating Your Beneficiary.** You may designate a beneficiary on your application and may change the designated beneficiary at any time before income phase payments begin by sending us a written request. Upon our receipt of your written request in good order (see "Contract Overview - Questions:  Contacting the Company"), we will process the change effective the date it was signed. Any change in beneficiary will not affect any payments made or affect any actions taken by us before the request was received. We are not responsible for the validity of any beneficiary change.

A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may be restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

**Death Benefit Amount**

The guaranteed death benefit is the greater of:

a) Your contract value on the claim date; or
b) The sum of payments (minus any applicable premium tax) made to your contract adjusted for withdrawals made from your contract, as of the claim date. The adjustment for withdrawals will be proportionate, reducing the sum of all purchase payments made in the same proportion that the contract value was reduced by the withdrawal.

**Payment of the Death Benefit Before Income Phase Payments Begin**

The beneficiary may choose one of the following three methods of payment:

(1) Receive a lump-sum payment equal to all or a portion of the account value;
(2) Apply some or all of the contract value to a lifetime income phase payment option; or
(3) Any other distribution method acceptable to us.

The timing and manner of payment are subject to the Tax Code's distribution rules. See "Taxation." In general, the death benefit must be applied to either an income phase payment option within one year of the contract owner's or annuitant's death or the entire contract value must be distributed within five years of the contract owner's or annuitant's date of death. An exception to this provision applies for nonqualified contracts and IRAs, where, if the designated beneficiary is the surviving spouse, the beneficiary may continue the contract as the successor contract owner and generally may exercise all rights under the contract.

Requests for payment of the death benefit in a lump-sum will be paid within seven calendar days following the next valuation after we receive proof of death and a request for payment. Requests for continuing income phase payments or another form of distribution method must be in writing and received by us within the time period allowed by the Tax Code or the death benefit will be paid in a lump-sum and the contract will be cancelled.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

**Taxation.** In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. See "Taxation."

# The Income Phase

During the income phase you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

**Life Income.** The income phase option available under the contract is a fixed, life income option, in which you receive payments as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. There are no death benefits under this option; all payments end upon the annuitant's death.

In certain states, we may also offer a fixed, life income option with payments guaranteed for 5 years. Under this option, if the annuitant dies before we make all guaranteed payments, any remaining guaranteed payments will continue to the annuitant's beneficiary. The beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum. The rate we use to calculate the present value of remaining guaranteed payments is the same rate used to calculate the fixed payments. Guaranteed payments may not extend beyond the shorter of your life expectancy or until your age 95.

**Charges.** There are no mortality and expense charges or annual maintenance fee during the income phase.

**Initiating Payments.** To start receiving income phase payments, you must elect a payment start date in writing.

**What Affects Payment Amounts.** Some of the factors that may affect the amount of your income phase payments include your age, gender and contract value.

Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

**Terms to understand:**

**Annuitant:**
The person on whose life expectancy the income phase payments are based.

**Minimum Payment Amounts**. The first income phase payment must be at least $100 and the total payments in a year must be at least $500. We reserve the right to change the frequency of income phase payments to intervals that will result in payments of at least $100.

**Restrictions on Start Dates and the Duration of Payments.** Unless otherwise agreed to by us, the start date must be the first business day of any calendar month. If you do not select a start date, the start date will be the first day of the month of the contract owner's 95[th] birthday. The latest start date is the annuitant's 100[th] birthday. If income phase payments start when the annuitant is at an advanced age, such as over 95, it is possible that the contract will not be considered an annuity for federal tax purposes. You may change the start date by notifying us in writing at least 30 days but no more than 90 days before the start date currently in effect and the new start date. The new start date must satisfy the requirements for a start date.

For qualified contracts only, income phase payments may not extend beyond:

(a)     The life of the annuitant; or

(b)     A guaranteed period greater than the annuitant's life expectancy.

See "Taxation" for further discussion of rules relating to income phase payments.

**Taxation.** To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

# Contract Distribution

**General.** The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

| | |
|---|---|
| Bancnorth Investment Group, Inc. | ING Funds Distributor, LLC |
| Directed Services LLC | ING Investment Management Services LLC |
| Financial Network Investment Corporation | ING Private Wealth Management LLC |
| Guaranty Brokerage Services, Inc. | Multi-Financial Securities Corporation |
| ING America Equities, Inc. | PrimeVest Financial Services, Inc. |
| ING DIRECT Securities, Inc. | ShareBuilder Securities Corporation |
| ING Financial Markets LLC | Systematized Benefits Administrators, Inc. |
| ING Financial Partners, Inc. | |

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Commission Payments.** Persons who offer and sell the contracts may be paid a commission. The commissions paid on purchase payments to the contract range up to 0.50%. In addition, the Company may pay an asset based commission ranging up to 0.35%.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 0.50% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum 0.50% commission rate noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may also be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2007, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1) Symetra Investment Services, Inc.
2) AIG Financial Advisors Inc.
3) Financial Network Investment Corporation
4) Linsco/Private Ledger Corp.
5) Lincoln Investment Planning, Inc.
6) Walnut Street Securities, Inc.®
7) Valor Insurance Agency, Inc.
8) NFP Securities, Inc.
9) ING Financial Partners, Inc.
10) National Planning Corporation
11) Multi-Financial Securities Corporation
12) Jefferson Pilot Securities Corporation
13) Securities America, Inc.
14) Cadaret, Grant & Co., Inc.
15) Wachovia Securities, LLC
16) First Heartland® Capital, Inc.
17) Northwestern Mutual Investment Services, LLC
18) A.G. Edwards & Sons, Inc.
19) Financial Telesis Inc./JHW Financial & Insurance Services
20) Tower Square Securities, Inc.
21) Mutual Service Corporation
22) Morgan Keegan and Company, Inc.
23) Ameritas Investment Corp.
24) Lincoln Financial Advisors Corp.
25) Waterstone Financial Group

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your contract are stated in your application materials.

**Third Party Compensation Arrangements.**

▷ The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.

▷ The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

▷ At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

# Taxation

## I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

**In this Section**

**I. Introduction**

**II. Taxation of Non-qualified Contracts**

**III. Taxation of Qualified Contracts**

**IV. Possible Changes in Taxation**

**V. Taxation of the Company**

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

**Types of Contracts: Non-qualified or Qualified**
The contracts may be purchased on a non-taxqualified basis (non-qualified contracts) or on a tax-qualified basis (qualified contracts). Non-qualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 403(b), 408 or 408A of the Tax Code.

## II. *Taxation of Non-qualified Contracts*

**Taxation of Gains Prior to Distribution**
Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until income phase payments begin. This assumes that the contracts will qualify as annuity contracts for federal income tax purposes. In order to be eligible to receive deferral of taxation, the requirements listed below must be satisfied.

**Investor Control.** Although earnings under the contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners can direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contracts as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

**Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

**Non-Natural Holders of a Non-qualified Contract.** If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the account value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in annuitant is treated as the death of the contract owner.

**Delayed Income Phase Start Date.** If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g. age 95), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

**Diversification.** Internal Revenue Code Section 817(h) requires investments within a separate account to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, you would then be subject to federal income tax on income under your contract as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your contract. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

## Taxation of Distributions

**General.** When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any early withdrawal charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a full withdrawal from a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.

**10% Penalty.** A 10% penalty tax applies to the taxable portion of a distribution from a non-qualified deferred annuity contract unless certain exceptions apply, including one or more of the following:

a)   You have attained age 59½;
b)   You have become disabled as defined in the Tax Code;
c)   You (or the annuitant if the contract owner is a non-natural person) have died;
d)   The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
e)   The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

**Tax-Free Exchanges.** Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, any distributions other than income phase payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a non-qualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax-reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

**Taxation of Income Phase Payments.** Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

**Death Benefits.** Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a full withdrawal of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

- ▷ After you begin receiving income phase payments under the contract; or
- ▷ Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- ▷ Over the life of the designated beneficiary; or
- ▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

**Assignment and Other Transfers.** A transfer, pledge, or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

**Immediate Annuities.** Under Section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year of the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

**Multiple Contracts.** Tax laws require that all deferred non-qualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

**Withholding.** We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

## III. *Taxation of Qualified Contracts*

**General**
The contracts are primarily designed for use with IRAs under Tax Code section 408 and Roth IRAs under Tax Code section 408A, and were formerly available for use as Tax Code section 403(b) tax-deferred annuities. (We refer to all of these as "qualified plans"). The tax rules applicable to contract owners in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral**

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan, including 403(b) plans, IRAs, and Roth IRAs, an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Section 403(b) Tax-Deferred Annuities.** Prior to September 17, 2007, the contracts were available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In July 2007, the Treasury Department issued final regulations that are generally effective January 1, 2009. These final regulations may be relied upon prior to that date as long as reliance is on a reasonable and consistent basis. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The final regulations include: (a) a written plan requirement; (b) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (c) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and/or its delegate the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (d) new distribution rules for 403(b)(1) annuities that would impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

**Individual Retirement Annuities.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) or Savings Incentive Match Plan for Employees (SIMPLE) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Roth IRAs.** Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Distributions - General**

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**403(b) Plans.** All distributions from these plans are taxed as received unless one of the following is true:

▷ The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or

▷ You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan;
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
i) The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, the new 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

**Individual Retirement Annuities.** All distributions from an IRA are taxed as received unless either one of the following is true:

▷ The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or

▷ You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception applies. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions from an IRA. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

**Roth IRAs.** A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

▷  Made after the five taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
▷  Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

**Special Hurricane-Related Relief.** The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (including 403(b) plans and IRAs). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

**Lifetime Required Minimum Distributions (Section 403(b) Plans and IRAs only)**
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷  Start date for distributions;
▷  The time period in which all amounts in your contract(s) must be distributed; and
▷  Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

▷  The contract is an IRA, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
▷  Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distribution in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷  Over your life or the joint lives of you and your designated beneficiary; or
▷  Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract or certificate.

**Required Distributions Upon Death (Section 403(b) Plans, IRAs, and Roth IRAs)**
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2008 your entire balance must be distributed to the designated beneficiary by December 31, 2013. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

**Withholding**
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**403(b) Plans.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

**Assignment and Other Transfers.**

**403(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- ▷ A plan participant as a means to provide benefit payments;
- ▷ An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
- ▷ The Company as collateral for a loan.

   **IRAs and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

## IV. *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). The Pension Protection Act of 2006 made permanent pension and IRA provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

## V. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# Other Topics

## *Performance Reporting*

We may advertise different types of historical performance for the subaccounts including:

- ▷ standardized average annual total returns; and
- ▷ non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges and annual maintenance fees).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## *Voting Rights*

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract owner under the contract, you have a fully vested interest in the contract and may instruct the Company how to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by written communication before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

▷ During the accumulation phase the number of votes is equal to the portion of your contract value invested in the fund divided by the net asset value of one share of that fund.

▷ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

## *Contract Modifications*

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities. Only an authorized officer of the Company may change the terms of the contract.

**Addition, Deletion or Substitution of Fund Shares**

The Company, in its sole discretion, reserves the following rights:

▷ The Company may add to, delete from or substitute shares that may be purchased for or held in the separate account. The Company may establish additional subaccounts, each of which would invest in shares of a new portfolio of a fund or in shares of another investment company having a specified investment objective. Any new subaccounts may be made available to existing contract owners on a basis to be determined by the Company.

▷ The Company may, in its sole discretion, eliminate one or more subaccounts, or close subaccounts to new premium or transfers, if marketing, tax considerations or investment conditions warrant.

▷ If the shares of a fund are no longer available for investment or if in the Company's judgment further investment in a fund should become inappropriate in view of the purposes of the separate account, the Company may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management investment company.

▷ The Company may restrict or eliminate any voting privileges of contract owners or other persons who have voting privileges as to the separate account.

▷ The Company may make any changes required by the 1940 Act.

▷ In the event any of the foregoing changes or substitutions are made, the Company may endorse the contracts to reflect the change or substitution.

The Company's reservation of rights is expressly subject to the following when required:

▷ Applicable Federal and state laws and regulations.
▷ Notice to contract owners.
▷ Approval of the SEC and/or state insurance authorities.

## *Legal Matters and Proceedings*

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

## *Payment Delay or Suspension*

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

▷ On any valuation day when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
▷ When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
▷ During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

## *Transfers, Assignments or Exchanges of a Contract*

A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract owner, or the exchange of a contract may result in certain tax consequences to the contract owner that are not discussed herein. A contract owner contemplating any such transfer, assignment, or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

## *Involuntary Terminations*

We reserve the right to terminate a contract if:

▷ The entire withdrawal value is withdrawn on or before income phase payments begin;
▷ The contract value is paid in a lump sum as a death benefit before income phase payments begin; or
▷ The outstanding loan balance equals or exceeds the contract value.

In addition, we may terminate the contract by payment of the current withdrawal value if:

▷ You have not made any purchase payments for a period of two years and your contract value is less than $2,500; and

▷ The initial monthly benefit under the income phase option would be less than $100 or if the total payments in a year would be less than $500.

## *Reports to Owners*

At least once in each contract year we will mail you, at the last known address of record, a statement of your contract value. Written confirmation of every financial transaction made under the contract will be made immediately.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or one of our affiliates. Call us at the number listed in "Contract Overview - Questions: Contacting the Company" if you need additional copies of financial reports, prospectuses or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

# Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of Variable Annuity Account C
Consolidated Financial Statements of ING Life Insurance and Annuity Company

# Appendix I
## Description of Underlying Funds

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview–Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of the each fund offered through your contract, please see the cover page.

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| ING Partners, Inc. – ING American Century Large Company Value Portfolio | Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio | Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| ING Partners, Inc. – ING Baron Small Cap Growth Portfolio | Directed Services LLC<br><br>**Subadviser:** BAMCO, Inc. (BAMCO) | Seeks capital appreciation. |
| ING Investors Trust – ING BlackRock Large Cap Growth Portfolio | Directed Services LLC<br><br>**Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| ING Partners, Inc. – ING Columbia Small Cap Value II Portfolio | Directed Services LLC<br><br>**Subadviser:** Columbia Management Advisors, LLC (CMA) | Seeks long-term growth of capital. |
| ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio | Directed Services LLC<br><br>Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM) | A n*on-diversified* portfolio that seeks growth from capital appreciation. |
| **ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** ClearBridge Advisors, LLC (ClearBridge) | Seeks long-term growth of capital. |
| **ING Investors Trust - ING Marsico Growth Portfolio** | Directed Services LLC<br><br>**Subadviser**: Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING Investors Trust – ING Marsico International Opportunities Portfolio** | Directed Services LLC<br><br>**Subadviser:** Marsico Capital Management, LLC | Seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust - ING MFS Total Return Portfolio** | Directed Services LLC<br><br>**Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING Partners, Inc. – ING Oppenheimer Global Portfolio** | Directed Services LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. (Oppenheimer) | Seeks capital appreciation. |
| **ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. (Oppenheimer) | Seeks a high level of current income principally derived from interest on debt securities. |
| **ING Partners, Inc. – ING PIMCO Total Return Portfolio** | Directed Services LLC<br><br>**Subadviser**: Pacific Investment Management Company LLC (PIMCO) | Seeks maximum total return, consistent with capital preservation and prudent investment management. |
| **ING Partners, Inc. – ING Solution Income Portfolio** | Directed Services LLC | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2015 Portfolio** | Directed Services LLC | Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING Solution 2025 Portfolio** | Directed Services LLC | Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2035 Portfolio** | Directed Services LLC | Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2045 Portfolio** | Directed Services LLC | Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital appreciation. |
| **ING Investors Trust - ING T. Rowe Price Equity Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital growth, and secondarily, increasing dividend income. |
| **ING Partners, Inc. – ING Templeton Foreign Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** Templeton Investment Counsel, LLC (Templeton) | Seeks long-term capital growth. |
| **ING Partners, Inc. – ING Thornburg Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Thornburg Investment Management (Thornburg) | Seeks capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM) | Seeks long-term growth of capital and future income. |
| **ING Partners, Inc. – ING Van Kampen Comstock Portfolio** | Directed Services LLC **Subadviser:** Van Kampen | Seeks capital growth and income. |
| **ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio** | Directed Services LLC **Subadviser:** Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Variable Portfolios, Inc. – ING VP Growth and Income Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus International Equity Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE[k] Index"), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio** | ING Investments, LLC<br><br>**Subadviser**: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio** | ING Investments, LLC<br><br>**Subadviser**: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. |
| **ING VP Intermediate Bond Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. |
| **ING Variable Products Trust – ING VP International Value Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Variable Products Trust – ING VP MidCap Opportunities Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING VP Money Market Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. **There is no guarantee that the ING VP Money Market subaccount will have a positive or level return.** |
| **ING Variable Portfolios, Inc. – ING VP Small Company Portfolio** | ING Investments, LLC<br><br>**Subadviser**: ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. |
| **ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Investors Trust – ING Wells Fargo Disciplined Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Wells Capital Management, Inc. | Seeks long-term capital growth. |

# APPENDIX II
# CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2007 the following table gives (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2007 the "Value at beginning of period" shown is the value at first date of investment.**

(Selected data for accumulation units outstanding throughout each period)

|  | 2007 | 2006 |
|---|---|---|
| **ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $12.06 | $10.76 |
| Value at end of period | $11.76 | $12.06 |
| Number of accumulation units outstanding at end of period | 7,319 | 719 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.74 | $11.22 |
| Value at end of period | $11.33 | $11.74 |
| Number of accumulation units outstanding at end of period | 3,296 | 1,860 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during March 2006) | | |
| Value at beginning of period | $11.77 | $11.34 |
| Value at end of period | $12.41 | $11.77 |
| Number of accumulation units outstanding at end of period | 20,702 | 5,339 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during April 2007) | | |
| Value at beginning of period | $10.68 | |
| Value at end of period | $10.45 | |
| Number of accumulation units outstanding at end of period | 14,090 | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during March 2006) | | |
| Value at beginning of period | $14.67 | $11.89 |
| Value at end of period | $20.17 | $14.67 |
| Number of accumulation units outstanding at end of period | 18,226 | 3,891 |
| **ING JPMORGAN INTERNATIONAL PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $12.52 | $11.77 |
| Value at end of period | $13.67 | $12.52 |
| Number of accumulation units outstanding at end of period | 14,001 | 1,592 |

## Condensed Financial Information (continued)

|  | 2007 | 2006 |
|---|---|---|
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.93 | $10.84 |
| Value at end of period | $12.14 | $11.93 |
| Number of accumulation units outstanding at end of period | 31,763 | 7,651 |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.18 | $10.83 |
| Value at end of period | $10.90 | $11.18 |
| Number of accumulation units outstanding at end of period | 8,826 | 1,523 |
| **ING LEGG MASON PARTNERS LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $10.55 | $9.98 |
| Value at end of period | $10.98 | $10.55 |
| Number of accumulation units outstanding at end of period | 12,938 | 3,129 |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | |
| (Funds were first received in this option during October 2007) | | |
| Value at beginning of period | $11.60 | |
| Value at end of period | $11.33 | |
| Number of accumulation units outstanding at end of period | 5,651 | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.30 | $10.33 |
| Value at end of period | $11.66 | $11.30 |
| Number of accumulation units outstanding at end of period | 48,652 | 3,969 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $12.26 | $11.29 |
| Value at end of period | $12.95 | $12.26 |
| Number of accumulation units outstanding at end of period | 28,209 | 7,825 |
| **ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $10.88 | $10.24 |
| Value at end of period | $11.75 | $10.88 |
| Number of accumulation units outstanding at end of period | 23,442 | 11,652 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during March 2006) | | |
| Value at beginning of period | $10.51 | $10.17 |
| Value at end of period | $11.43 | $10.51 |
| Number of accumulation units outstanding at end of period | 48.453 | 25,597 |

| | 2007 | 2006 |
|---|---|---|
| **ING SOLUTION 2015 PORTFOLIO** | | |
| (Funds were first received in this option during October 2006) | | |
| Value at beginning of period | $11.27 | $10.97 |
| Value at end of period | $11.72 | $11.27 |
| Number of accumulation units outstanding at end of period | 15,114 | 3,226 |
| **ING SOLUTION 2025 PORTFOLIO** | | |
| (Funds were first received in this option during January 2007) | | |
| Value at beginning of period | $11.50 | |
| Value at end of period | $11.94 | |
| Number of accumulation units outstanding at end of period | 18,538 | |
| **ING SOLUTION 2035 PORTFOLIO** | | |
| (Funds were first received in this option during March 2006) | | |
| Value at beginning of period | $11.69 | $10.78 |
| Value at end of period | $12.24 | $11.69 |
| Number of accumulation units outstanding at end of period | 3,847 | 1,004 |
| **ING SOLUTION 2045 PORTFOLIO** | | |
| (Funds were first received in this option during January 2007) | | |
| Value at beginning of period | $11.83 | |
| Value at end of period | $12.42 | |
| Number of accumulation units outstanding at end of period | 2,004 | |
| **ING SOLUTION INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2007) | | |
| Value at beginning of period | $10.85 | |
| Value at end of period | $11.35 | |
| Number of accumulation units outstanding at end of period | 12,364 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.31 | $11.39 |
| Value at end of period | $12.70 | $11.31 |
| Number of accumulation units outstanding at end of period | 28,776 | 3,450 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $12.09 | $10.91 |
| Value at end of period | $12.38 | $12.09 |
| Number of accumulation units outstanding at end of period | 93,007 | 17,770 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during May 2006) | | |
| Value at beginning of period | $11.53 | $10.30 |
| Value at end of period | $12.57 | $11.53 |
| Number of accumulation units outstanding at end of period | 91,887 | 12,368 |
| **ING THORNBURG VALUE PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.85 | $10.45 |
| Value at end of period | $12.60 | $11.85 |
| Number of accumulation units outstanding at end of period | 41,369 | 4,522 |

# Condensed Financial Information (continued)

|  | 2007 | 2006 |
|---|---|---|
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during January 2007) | | |
| Value at beginning of period | $11.34 | $10.60 |
| Value at end of period | $11.30 | $11.98 |
| Number of accumulation units outstanding at end of period | 1,113 | 12,566 |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.98 | $10.60 |
| Value at end of period | $11.63 | $11.98 |
| Number of accumulation units outstanding at end of period | 32,846 | 12,566 |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | |
| (Funds were first received in this option during May 2006) | | |
| Value at beginning of period | $11.38 | $10.35 |
| Value at end of period | $11.69 | $11.38 |
| Number of accumulation units outstanding at end of period | 17,369 | 1,884 |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | |
| (Funds were first received in this option during November 2007) | | |
| Value at beginning of period | $10.63 | |
| Value at end of period | $10.79 | |
| Number of accumulation units outstanding at end of period | 14,605 | |
| **ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during November 2007) | | |
| Value at beginning of period | $11.00 | |
| Value at end of period | $10.84 | |
| Number of accumulation units outstanding at end of period | 4,347 | |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | |
| (Funds were first received in this option during September 2006) | | |
| Value at beginning of period | $11.63 | $10.80 |
| Value at end of period | $12.14 | $11.63 |
| Number of accumulation units outstanding at end of period | 27,540 | 607 |
| **ING VP INDEX PLUS MIDCAP PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.19 | $10.93 |
| Value at end of period | $11.74 | $11.19 |
| Number of accumulation units outstanding at end of period | 29,210 | 3,851 |
| **ING VP INDEX PLUS SMALLCAP PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.44 | $11.24 |
| Value at end of period | $10.66 | $11.44 |
| Number of accumulation units outstanding at end of period | 8,414 | 4,546 |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | |
| (Funds were first received in this option during November 2006) | | |
| Value at beginning of period | $10.05 | $10.03 |
| Value at end of period | $10.58 | $10.05 |
| Number of accumulation units outstanding at end of period | 23,491 | 1,195 |

# Condensed Financial Information (continued)

|  | 2007 | 2006 |
|---|---|---|
| **ING VP INTERNATIONAL VALUE PORTFOLIO** | | |
| (Funds were first received in this option during May 2006) | | |
| Value at beginning of period | $13.36 | $12.00 |
| Value at end of period | $15.05 | $13.36 |
| Number of accumulation units outstanding at end of period | 31,901 | 4,509 |
| **ING VP MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| (Funds were first received in this option during October 2006) | | |
| Value at beginning of period | $11.20 | $10.80 |
| Value at end of period | $14.00 | $11.20 |
| Number of accumulation units outstanding at end of period | 4,999 | 243 |
| **ING VP MONEY MARKET PORTFOLIO** | | |
| (Funds were first received in this option during March 2006) | | |
| Value at beginning of period | $10.51 | $10.14 |
| Value at end of period | $11.01 | $10.51 |
| Number of accumulation units outstanding at end of period | 113,974 | 27,139 |
| **ING VP SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| (Funds were first received in this option during April 2006) | | |
| Value at beginning of period | $11.50 | $11.44 |
| Value at end of period | $12.58 | $11.50 |
| Number of accumulation units outstanding at end of period | 1,372 | 847 |
| **ING VP SMALL COMPANY PORTFOLIO** | | |
| (Funds were first received in this option during May 2006) | | |
| Value at beginning of period | $11.80 | $11.00 |
| Value at end of period | $12.43 | $11.80 |
| Number of accumulation units outstanding at end of period | 6,985 | 922 |
| **ING WELLS FARGO DISCIPLINED VALUE PORTFOLIO** | | |
| (Funds were first received in this option during November 2007) | | |
| Value at beginning of period | $9.09 | $11.44 |
| Value at end of period | $8.97 | $11.50 |
| Number of accumulation units outstanding at end of period | 293 | 847 |

# Please Attach to Your Application

*I hereby acknowledge receipt of Variable Annuity Account C prospectus for ING express Variable Annuity dated April 28, 2008.*

*___ Please send an Account C Statement of Additional Information (Form No. SAI.129091-08) dated April 28, 2008.*

---

**CONTRACT OWNER'S SIGNATURE**

---

**DATE**

PRO.129091-08

> **VARIABLE ANNUITY ACCOUNT C**
> **OF**
> **ING LIFE INSURANCE AND ANNUITY COMPANY**

**Statement of Additional Information dated April 28, 2008**
**For**

**ING EXPRESS VARIABLE ANNUITY**

**Individual Variable Multiple Option Annuity Contracts**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated April 28, 2008.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2007 the Company had $62 billion invested through its products, including $49 billion in its separate accounts (of which the Company's investment management affiliates manage or oversee the management of $19 billion). Based on assets, ING Life Insurance and Annuity Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 17, 2007. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

In addition to serving as the principal underwriter and the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940.

Other than the mortality and expense risk charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitution of available variable investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization.

The funds currently available under the contract are as follows:

| | |
|---|---|
| ING American Century Large Company Value Portfolio (ADV Class) | ING Solution 2045 Portfolio (ADV Class)[1] |
| ING American Century Small-Mid Cap Value Portfolio (ADV Class) | ING T. Rowe Price Diversified Mid Cap Growth Portfolio (ADV Class) |
| ING Baron Small Cap Growth Portfolio (ADV Class) | ING T. Rowe Price Equity Income Portfolio (ADV Class) |
| ING BlackRock Large Cap Growth Portfolio (Class S2) | ING T. Rowe Price Growth Equity Portfolio (ADV Class) |
| ING Columbia Small Cap Value II Portfolio (ADV Class) | ING Templeton Foreign Equity Portfolio (ADV Class) |
| ING JPMorgan Emerging Markets Equity Portfolio (ADV Class) | ING Thornburg Value Portfolio (ADV Class) |
| ING JPMorgan Mid Cap Value Portfolio (ADV Class) | ING UBS U.S. Large Cap Equity Portfolio (ADV Class) |
| ING Legg Mason Partners Aggressive Growth Portfolio (ADV Class) | ING Van Kampen Comstock Portfolio (ADV Class) |
| ING Marsico Growth Portfolio (Class S) | ING Van Kampen Equity and Income Portfolio (ADV Class) |
| ING Marsico International Opportunities Portfolio (ADV Class) | ING VP Growth and Income Portfolio (ADV Class) |
| ING MFS Total Return Portfolio (ADV Class) | ING VP Index Plus International Equity Portfolio (Class S) |
| ING Oppenheimer Global Portfolio (ADV Class) | ING VP Index Plus LargeCap Portfolio (Class S) |
| ING Oppenheimer Strategic Income Portfolio (ADV Class) | ING VP Index Plus MidCap Portfolio (Class S) |
| ING PIMCO Total Return Portfolio (ADV Class) | ING VP Index Plus SmallCap Portfolio (Class S) |
| ING Solution Income Portfolio (ADV Class)[1] | ING VP Intermediate Bond Portfolio (Class S) |
| ING Solution 2015 Portfolio (ADV Class)[1] | ING VP International Value Portfolio (Class S) |
| ING Solution 2025 Portfolio (ADV Class)[1] | ING VP MidCap Opportunities Portfolio (Class S) |
| ING Solution 2035 Portfolio (ADV Class)[1] | ING VP Money Market Portfolio (Class I) |
| | ING VP Small Company Portfolio (Class S) |
| | ING VP SmallCap Opportunities Portfolio (Class S) |
| | ING Wells Fargo Disciplined Value Portfolio (ADV Class) |

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

[1] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.

## OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled "Contract - Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2007, 2006 and 2005 amounted to approximately $44,267,199.63, $43,390,180.16 and $36,978,063.93 respectively. These approximate amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.


## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports, such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, an Independent Registered Public Accounting Firm, performs annual audits of ING Life Insurance and Annuity Company and Variable Account C.

**FINANCIAL STATEMENTS**
**Variable Annuity Account C of**
**ING Life Insurance and Annuity Company**
*Year ended December 31, 2007*
*with Report of Independent Registered Public Accounting Firm*

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**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year ended December 31, 2007**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2007, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Small-Cap Value - Class A
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Baron Investment Funds Trust:
  Baron Asset Fund
  Baron Growth Fund
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital One Funds:
  Capital One Mid Cap Equity Fund - Class A
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Equity Income Fund - Class I
  Evergreen Special Values Fund - Class A
Fidelity® Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Initial Class
Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING GET Fund:
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING FMR$^{SM}$ Large Cap Growth Portfolio - Institutional Class
  ING FMR$^{SM}$ Large Cap Growth Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class

ING Investors Trust (continued):
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Partners All Cap Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Institutional Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Adviser Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Mutual Funds:
  ING International Growth Opportunities Fund - Class Q
  ING International SmallCap Fund - Class A
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Fundamental Research Portfolio - Adviser Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING Goldman Sachs® Structured Equity Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Adviser Class

ING Partners, Inc. (continued):
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio - Adviser Class
    ING Van Kampen Equity and Income Portfolio - Initial Class
    ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
    ING VP Strategic Allocation Conservative Portfolio - Class I
    ING VP Strategic Allocation Growth Portfolio - Class I
    ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class A
    ING VP Growth and Income Portfolio - Class I
    ING VP Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 1
    ING GET U.S. Core Portfolio - Series 2
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
    ING VP Global Science and Technology Portfolio - Class I
    ING VP Growth Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class S
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class S
    ING VP Index Plus SmallCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class S
    ING VP International Equity Portfolio - Class I
    ING VP International Equity Portfolio - Class S
    ING VP Small Company Portfolio - Class I
    ING VP Small Company Portfolio - Class S
    ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
    ING VP Financial Services Portfolio - Class I
    ING VP International Value Portfolio - Class I
    ING VP International Value Portfolio - Class S
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class S
    ING VP Real Estate Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
    ING VP Intermediate Bond Portfolio - Class S
ING VP Money Market Portfolio:
    ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
    ING VP Natural Resources Trust
Janus Adviser Series:
    Janus Adviser Balanced Fund - Class S

Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional Shares
    Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
    Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
    Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
    Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Lazard Funds, Inc.:
    Lazard Mid Cap Portfolio - Open Shares
Legg Mason Value Trust, Inc.:
    Legg Mason Value Trust, Inc. - Primary Class
LKCM Funds:
    LKCM Aquinas Growth Fund
Lord Abbett Affiliated Fund, Inc.:
    Lord Abbett Affiliated Fund - Class A
Lord Abbett Mid Cap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
    Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust[SM]:
    MFS® Total Return Series - Initial Class
Moderate Allocation Portfolio:
    Moderate Allocation Portfolio
Neuberger Berman Equity Funds®:
    Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
    New Perspective Fund®, Inc. - Class R-3
    New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
    Oppenheimer Global Fund - Class A
Oppenheimer Main Street Funds®, Inc.:
    Oppenheimer Main Street Fund® - Class A
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer Mid Cap Fund/VA
    Oppenheimer Strategic Bond Fund/VA
Pax World Fund Series Trust I:
    Pax World Balanced Fund
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer Fund:
    Pioneer Fund - Class A
Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A

Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc.:
  Templeton Growth Fund, Inc. - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4

The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
UBS Funds:
  UBS U.S. Small Cap Growth Fund - Class A
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger International Small Cap
  Wanger Select
  Wanger U.S. Smaller Companies
Washington Mutual Investors Fund$^{SM}$, Inc.:
  Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-3
  Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2007, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

Atlanta, Georgia
March 21, 2008

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 270 | $ 34 | $ 144 | $ 33,456 | $ 48,225 |
| Total assets | 270 | 34 | 144 | 33,456 | 48,225 |
| Net assets | $ 270 | $ 34 | $ 144 | $ 33,456 | $ 48,225 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 270 | $ 34 | $ 144 | $ 33,354 | $ 48,130 |
| Contracts in payout (annuitization) | - | - | - | 102 | 95 |
| Total net assets | $ 270 | $ 34 | $ 144 | $ 33,456 | $ 48,225 |
| | | | | | |
| Total number of mutual fund shares | 11,413 | 1,175 | 4,994 | 1,139,124 | 1,656,638 |
| | | | | | |
| Cost of mutual fund shares | $ 316 | $ 37 | $ 152 | $ 27,855 | $ 37,712 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Small-Cap Value - Class A | American Balanced Fund® - Class R-3 | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 120 | $ 645 | $ 454 | $ 6,361 | $ 5,597 |
| Total assets | 120 | 645 | 454 | 6,361 | 5,597 |
| Net assets | $ 120 | $ 645 | $ 454 | $ 6,361 | $ 5,597 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 120 | $ 645 | $ 454 | $ 6,361 | $ 5,597 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 120 | $ 645 | $ 454 | $ 6,361 | $ 5,597 |
| | | | | | |
| Total number of mutual fund shares | 28,227 | 24,053 | 15,323 | 330,618 | 193,992 |
| | | | | | |
| Cost of mutual fund shares | $ 122 | $ 622 | $ 480 | $ 6,108 | $ 6,065 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | Ariel Appreciation Fund | Ariel Fund | Calvert Social Balanced Portfolio | Capital One Mid Cap Equity Fund - Class A | DWS Equity 500 Index Fund - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 578 | $ 838 | $ 59,468 | $ 87 | $ 228 |
| Total assets | 578 | 838 | 59,468 | 87 | 228 |
| Net assets | $ 578 | $ 838 | $ 59,468 | $ 87 | $ 228 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 578 | $ 838 | $ 59,357 | $ 87 | $ 228 |
| Contracts in payout (annuitization) | - | - | 111 | - | - |
| Total net assets | $ 578 | $ 838 | $ 59,468 | $ 87 | $ 228 |
| | | | | | |
| Total number of mutual fund shares | 13,423 | 18,055 | 31,005,109 | 5,680 | 1,384 |
| | | | | | |
| Cost of mutual fund shares | $ 639 | $ 946 | $ 57,561 | $ 101 | $ 209 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Equity Income Fund - Class I | Evergreen Special Values Fund - Class A | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9,594 | $ 212,894 | $ 3,826 | $ 94,562 | $ 426,528 |
| Total assets | 9,594 | 212,894 | 3,826 | 94,562 | 426,528 |
| Net assets | $ 9,594 | $ 212,894 | $ 3,826 | $ 94,562 | $ 426,528 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9,594 | $ 212,894 | $ - | $ 94,562 | $ 421,309 |
| Contracts in payout (annuitization) | - | - | 3,826 | - | 5,219 |
| Total net assets | $ 9,594 | $ 212,894 | $ 3,826 | $ 94,562 | $ 426,528 |
| | | | | | |
| Total number of mutual fund shares | 191,660 | 4,244,295 | 341,324 | 4,624,050 | 17,838,886 |
| | | | | | |
| Cost of mutual fund shares | $ 9,072 | $ 189,126 | $ 3,829 | $ 121,078 | $ 413,003 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2007
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 329,714 | $ 7,556 | $ 60,698 | $ 1,311,557 | $ 126,698 |
| Total assets | 329,714 | 7,556 | 60,698 | 1,311,557 | 126,698 |
| Net assets | $ 329,714 | $ 7,556 | $ 60,698 | $ 1,311,557 | $ 126,698 |
| **Net assets** | | | | | |
| Accumulation units | $ 329,294 | $ 7,477 | $ 60,698 | $ 1,300,873 | $ 126,698 |
| Contracts in payout (annuitization) | 420 | 79 | - | 10,684 | - |
| Total net assets | $ 329,714 | $ 7,556 | $ 60,698 | $ 1,311,557 | $ 126,698 |
| Total number of mutual fund shares | 7,307,496 | 1,263,608 | 2,397,252 | 47,009,196 | 772,457 |
| Cost of mutual fund shares | $ 266,352 | $ 8,088 | $ 48,944 | $ 1,234,269 | $ 99,635 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | Fidelity® VIP Mid Cap Portfolio - Initial Class | | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | | Mutual Discovery Fund - Class R | | Franklin Small-Mid Cap Growth Fund - Class A | | Franklin Small Cap Value Securities Fund - Class 2 |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | |
|   at fair value | $ | 9,972 | $ | 20,260 | $ | 2,445 | $ | 767 | $ | 91,636 |
| Total assets | | 9,972 | | 20,260 | | 2,445 | | 767 | | 91,636 |
| Net assets | $ | 9,972 | $ | 20,260 | $ | 2,445 | $ | 767 | $ | 91,636 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 9,972 | $ | 20,260 | $ | 2,445 | $ | 767 | $ | 90,443 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | 1,193 |
| Total net assets | $ | 9,972 | $ | 20,260 | $ | 2,445 | $ | 767 | $ | 91,636 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 275,772 | | 1,222,719 | | 76,764 | | 21,672 | | 5,358,854 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 9,403 | $ | 17,588 | $ | 2,245 | $ | 827 | $ | 90,728 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Financial Services Fund - Class A | | ING Real Estate Fund - Class A | | ING GNMA Income Fund - Class A | | ING Intermediate Bond Fund - Class A | | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 136 | $ | 1,923 | $ | 1,405 | $ | 3,064 | $ | 3,891 |
| Total assets | | 136 | | 1,923 | | 1,405 | | 3,064 | | 3,891 |
| Net assets | $ | 136 | $ | 1,923 | $ | 1,405 | $ | 3,064 | $ | 3,891 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 136 | $ | 1,923 | $ | 1,405 | $ | 3,064 | $ | 3,891 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 136 | $ | 1,923 | $ | 1,405 | $ | 3,064 | $ | 3,891 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 7,755 | | 138,917 | | 166,519 | | 298,383 | | 221,727 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 171 | $ | 2,384 | $ | 1,391 | $ | 3,046 | $ | 3,882 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2007
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 115,938 | $ 43 | $ 147 | $ 6,256 | $ - |
| Total assets | 115,938 | 43 | 147 | 6,256 | - |
| Net assets | $ 115,938 | $ 43 | $ 147 | $ 6,256 | $ - |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 115,617 | $ 43 | $ 147 | $ 6,256 | $ - |
| Contracts in payout (annuitization) | 321 | - | - | - | - |
| Total net assets | $ 115,938 | $ 43 | $ 147 | $ 6,256 | $ - |
| | | | | | |
| Total number of mutual fund shares | 9,364,952 | 3,525 | 12,059 | 491,817 | 19 |
| | | | | | |
| Cost of mutual fund shares | $ 117,872 | $ 43 | $ 149 | $ 5,911 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Large Cap Growth Portfolio - Institutional Class | ING FMR[SM] Large Cap Growth Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 19,443 | $ 142 | $ - | $ 44 | $ 109,431 |
| Total assets | 19,443 | 142 | - | 44 | 109,431 |
| Net assets | $ 19,443 | $ 142 | $ - | $ 44 | $ 109,431 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 19,443 | $ 142 | $ - | $ 44 | $ 109,431 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 19,443 | $ 142 | $ - | $ 44 | $ 109,431 |
| | | | | | |
| Total number of mutual fund shares | 1,275,802 | 12,585 | 9 | 1,670 | 4,178,369 |
| | | | | | |
| Cost of mutual fund shares | $ 17,546 | $ 142 | $ - | $ 40 | $ 91,317 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,611 | $ 368 | $ 43,831 | $ 40,173 | $ 2,468 |
| Total assets | 4,611 | 368 | 43,831 | 40,173 | 2,468 |
| Net assets | $ 4,611 | $ 368 | $ 43,831 | $ 40,173 | $ 2,468 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,611 | $ 368 | $ 43,831 | $ 40,173 | $ 2,468 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4,611 | $ 368 | $ 43,831 | $ 40,173 | $ 2,468 |
| | | | | | |
| Total number of mutual fund shares | 260,497 | 13,914 | 1,633,060 | 1,500,129 | 185,972 |
| | | | | | |
| Cost of mutual fund shares | $ 4,598 | $ 332 | $ 31,262 | $ 30,348 | $ 2,687 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 72 | $ 1,839 | $ 59,851 | $ 4,394 | $ 131,763 |
| Total assets | 72 | 1,839 | 59,851 | 4,394 | 131,763 |
| Net assets | $ 72 | $ 1,839 | $ 59,851 | $ 4,394 | $ 131,763 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 72 | $ 1,839 | $ 59,851 | $ 4,394 | $ 130,367 |
| Contracts in payout (annuitization) | - | - | - | - | 1,396 |
| Total net assets | $ 72 | $ 1,839 | $ 59,851 | $ 4,394 | $ 131,763 |
| | | | | | |
| Total number of mutual fund shares | 6,094 | 156,510 | 3,254,521 | 420,040 | 10,391,386 |
| | | | | | |
| Cost of mutual fund shares | $ 83 | $ 2,020 | $ 52,811 | $ 4,593 | $ 129,318 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 516 | $ 4,327 | $ 64 | $ 12,551 | $ 567 |
| Total assets | 516 | 4,327 | 64 | 12,551 | 567 |
| Net assets | $ 516 | $ 4,327 | $ 64 | $ 12,551 | $ 567 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 516 | $ 4,327 | $ 64 | $ 12,551 | $ 567 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 516 | $ 4,327 | $ 64 | $ 12,551 | $ 567 |
| | | | | | |
| Total number of mutual fund shares | 40,686 | 228,594 | 3,768 | 736,100 | 31,533 |
| | | | | | |
| Cost of mutual fund shares | $ 546 | $ 3,890 | $ 66 | $ 11,163 | $ 583 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 81,146 | $ 33,604 | $ 37,523 | $ 2,004 | $ 800 |
| Total assets | 81,146 | 33,604 | 37,523 | 2,004 | 800 |
| Net assets | $ 81,146 | $ 33,604 | $ 37,523 | $ 2,004 | $ 800 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 81,146 | $ 33,604 | $ 37,523 | $ 2,004 | $ 800 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 81,146 | $ 33,604 | $ 37,523 | $ 2,004 | $ 800 |
| | | | | | |
| Total number of mutual fund shares | 4,443,913 | 1,843,340 | 2,103,324 | 97,866 | 80,978 |
| | | | | | |
| Cost of mutual fund shares | $ 80,274 | $ 34,116 | $ 33,495 | $ 2,023 | $ 810 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,722 | $ 156,482 | $ 16,489 | $ 111 | $ 96,991 |
| Total assets | 5,722 | 156,482 | 16,489 | 111 | 96,991 |
| Net assets | $ 5,722 | $ 156,482 | $ 16,489 | $ 111 | $ 96,991 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,722 | $ 153,165 | $ 16,215 | $ 111 | $ 95,748 |
| Contracts in payout (annuitization) | - | 3,317 | 274 | - | 1,243 |
| Total net assets | $ 5,722 | $ 156,482 | $ 16,489 | $ 111 | $ 96,991 |
| | | | | | |
| Total number of mutual fund shares | 578,521 | 17,045,978 | 1,252,966 | 8,451 | 7,840,810 |
| | | | | | |
| Cost of mutual fund shares | $ 5,908 | $ 161,834 | $ 16,406 | $ 111 | $ 99,133 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 16 | $ 3,588 | $ 168,990 | $ 1,151 | $ 101,704 |
| Total assets | 16 | 3,588 | 168,990 | 1,151 | 101,704 |
| Net assets | $ 16 | $ 3,588 | $ 168,990 | $ 1,151 | $ 101,704 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 16 | $ 3,588 | $ 168,990 | $ 1,151 | $ 101,704 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 16 | $ 3,588 | $ 168,990 | $ 1,151 | $ 101,704 |
| | | | | | |
| Total number of mutual fund shares | 1,304 | 277,290 | 6,844,460 | 76,762 | 6,682,257 |
| | | | | | |
| Cost of mutual fund shares | $ 16 | $ 3,376 | $ 176,538 | $ 1,199 | $ 94,539 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,186 | $ 2,833 | $ 87 | $ 17,288 | $ 942 |
| Total assets | 1,186 | 2,833 | 87 | 17,288 | 942 |
| Net assets | $ 1,186 | $ 2,833 | $ 87 | $ 17,288 | $ 942 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,186 | $ 2,833 | $ 87 | $ 17,288 | $ - |
| Contracts in payout (annuitization) | - | - | - | - | 942 |
| Total net assets | $ 1,186 | $ 2,833 | $ 87 | $ 17,288 | $ 942 |
| | | | | | |
| Total number of mutual fund shares | 82,506 | 196,851 | 6,228 | 644,109 | 33,000 |
| | | | | | |
| Cost of mutual fund shares | $ 1,192 | $ 2,881 | $ 78 | $ 17,841 | $ 1,191 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**

**December 31, 2007**

*(Dollars in thousands)*

| | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Disciplined Value Portfolio - Adviser Class | ING Wells Fargo Disciplined Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 20,838 | $ 22,362 | $ 7,116 | $ 3 | $ 1,123 |
| Total assets | 20,838 | 22,362 | 7,116 | 3 | 1,123 |
| Net assets | $ 20,838 | $ 22,362 | $ 7,116 | $ 3 | $ 1,123 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20,838 | $ 20,893 | $ 7,116 | $ 3 | $ 1,123 |
| Contracts in payout (annuitization) | - | 1,469 | - | - | - |
| Total net assets | $ 20,838 | $ 22,362 | $ 7,116 | $ 3 | $ 1,123 |
| | | | | | |
| Total number of mutual fund shares | 733,482 | 1,578,152 | 503,942 | 157 | 66,324 |
| | | | | | |
| Cost of mutual fund shares | $ 27,567 | $ 22,666 | $ 7,207 | $ 3 | $ 1,210 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2007
*(Dollars in thousands)*

| | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING International Growth Opportunities Fund - Class Q | ING International SmallCap Fund - Class A | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,022 | $ 11 | $ 2,221 | $ 86 | $ 4,430 |
| Total assets | 1,022 | 11 | 2,221 | 86 | 4,430 |
| Net assets | $ 1,022 | $ 11 | $ 2,221 | $ 86 | $ 4,430 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,022 | $ 11 | $ 2,221 | $ 86 | $ 4,222 |
| Contracts in payout (annuitization) | - | - | - | - | 208 |
| Total net assets | $ 1,022 | $ 11 | $ 2,221 | $ 86 | $ 4,430 |
| | | | | | |
| Total number of mutual fund shares | 93,200 | 912 | 46,021 | 6,042 | 306,172 |
| | | | | | |
| Cost of mutual fund shares | $ 1,075 | $ 11 | $ 2,458 | $ 89 | $ 4,487 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 37 | $ 28,635 | $ 3,217 | $ 257 | $ 108,700 |
| Total assets | 37 | 28,635 | 3,217 | 257 | 108,700 |
| Net assets | $ 37 | $ 28,635 | $ 3,217 | $ 257 | $ 108,700 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37 | $ 28,282 | $ 3,217 | $ 257 | $ 108,067 |
| Contracts in payout (annuitization) | - | 353 | - | - | 633 |
| Total net assets | $ 37 | $ 28,635 | $ 3,217 | $ 257 | $ 108,700 |
| | | | | | |
| Total number of mutual fund shares | 3,323 | 2,511,819 | 266,102 | 13,408 | 5,588,712 |
| | | | | | |
| Cost of mutual fund shares | $ 43 | $ 30,238 | $ 3,146 | $ 257 | $ 87,530 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING JPMorgan International Portfolio - Adviser Class | ING JPMorgan International Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 796 | $ 11,313 | $ 4,044 | $ 191 | $ 142,311 |
| Total assets | 796 | 11,313 | 4,044 | 191 | 142,311 |
| Net assets | $ 796 | $ 11,313 | $ 4,044 | $ 191 | $ 142,311 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 796 | $ 11,249 | $ 4,044 | $ 191 | $ 140,290 |
| Contracts in payout (annuitization) | - | 64 | - | - | 2,021 |
| Total net assets | $ 796 | $ 11,313 | $ 4,044 | $ 191 | $ 142,311 |
| | | | | | |
| Total number of mutual fund shares | 76,234 | 554,842 | 257,280 | 11,128 | 8,122,764 |
| | | | | | |
| Cost of mutual fund shares | $ 824 | $ 10,282 | $ 3,961 | $ 194 | $ 95,173 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 31 | $ 386 | $ 34,984 | $ 96 | $ 161,023 |
| Total assets | 31 | 386 | 34,984 | 96 | 161,023 |
| Net assets | $ 31 | $ 386 | $ 34,984 | $ 96 | $ 161,023 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 31 | $ 386 | $ 34,009 | $ 96 | $ 160,873 |
| Contracts in payout (annuitization) | - | - | 975 | - | 150 |
| Total net assets | $ 31 | $ 386 | $ 34,984 | $ 96 | $ 161,023 |
| | | | | | |
| Total number of mutual fund shares | 1,782 | 24,878 | 2,232,534 | 2,052 | 3,333,128 |
| | | | | | |
| Cost of mutual fund shares | $ 28 | $ 417 | $ 33,157 | $ 102 | $ 158,478 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 87 | $ 142 | $ 3,536 | $ 2,266 | $ 62 |
| Total assets | 87 | 142 | 3,536 | 2,266 | 62 |
| Net assets | $ 87 | $ 142 | $ 3,536 | $ 2,266 | $ 62 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 87 | $ 142 | $ 3,536 | $ 2,257 | $ 62 |
| Contracts in payout (annuitization) | - | - | - | 9 | - |
| Total net assets | $ 87 | $ 142 | $ 3,536 | $ 2,266 | $ 62 |
| | | | | | |
| Total number of mutual fund shares | 1,833 | 11,789 | 286,067 | 201,460 | 5,780 |
| | | | | | |
| Cost of mutual fund shares | $ 84 | $ 146 | $ 3,286 | $ 2,318 | $ 64 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 10,961 | $ 365 | $ 840,722 | $ 439 | $ 275 |
| Total assets | 10,961 | 365 | 840,722 | 439 | 275 |
| Net assets | $ 10,961 | $ 365 | $ 840,722 | $ 439 | $ 275 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10,520 | $ 365 | $ 837,715 | $ 439 | $ 275 |
| Contracts in payout (annuitization) | 441 | - | 3,007 | - | - |
| Total net assets | $ 10,961 | $ 365 | $ 840,722 | $ 439 | $ 275 |
| | | | | | |
| Total number of mutual fund shares | 864,458 | 22,302 | 49,835,340 | 26,645 | 24,770 |
| | | | | | |
| Cost of mutual fund shares | $ 11,312 | $ 372 | $ 624,815 | $ 437 | $ 268 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 125,688 | $ 554 | $ 83,010 | $ 5,184 | $ 95 |
| Total assets | 125,688 | 554 | 83,010 | 5,184 | 95 |
| Net assets | $ 125,688 | $ 554 | $ 83,010 | $ 5,184 | $ 95 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 123,780 | $ 554 | $ 78,456 | $ 5,025 | $ 95 |
| Contracts in payout (annuitization) | 1,908 | - | 4,554 | 159 | - |
| Total net assets | $ 125,688 | $ 554 | $ 83,010 | $ 5,184 | $ 95 |
| | | | | | |
| Total number of mutual fund shares | 11,222,122 | 47,578 | 7,070,735 | 505,780 | 9,311 |
| | | | | | |
| Cost of mutual fund shares | $ 115,200 | $ 527 | $ 77,972 | $ 5,297 | $ 98 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9,750 | $ 30,299 | $ 12,103 | $ 39,563 | $ 9,830 |
| Total assets | 9,750 | 30,299 | 12,103 | 39,563 | 9,830 |
| Net assets | $ 9,750 | $ 30,299 | $ 12,103 | $ 39,563 | $ 9,830 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9,750 | $ 30,299 | $ 12,103 | $ 39,563 | $ 9,830 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 9,750 | $ 30,299 | $ 12,103 | $ 39,563 | $ 9,830 |
| | | | | | |
| Total number of mutual fund shares | 795,247 | 2,451,367 | 952,244 | 3,086,075 | 745,257 |
| | | | | | |
| Cost of mutual fund shares | $ 9,461 | $ 29,280 | $ 11,711 | $ 38,044 | $ 9,507 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2007**
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | | ING Solution 2045 Portfolio - Adviser Class | | ING Solution 2045 Portfolio - Service Class | | ING Solution Income Portfolio - Adviser Class | | ING Solution Income Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 27,544 | $ | 7,858 | $ | 17,462 | $ | 7,427 | $ | 7,385 |
| Total assets | | 27,544 | | 7,858 | | 17,462 | | 7,427 | | 7,385 |
| Net assets | $ | 27,544 | $ | 7,858 | $ | 17,462 | $ | 7,427 | $ | 7,385 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 27,544 | $ | 7,858 | $ | 17,462 | $ | 7,427 | $ | 7,385 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 27,544 | $ | 7,858 | $ | 17,462 | $ | 7,427 | $ | 7,385 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 2,072,572 | | 575,226 | | 1,269,972 | | 643,615 | | 635,000 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 26,347 | $ | 7,675 | $ | 16,640 | $ | 7,179 | $ | 7,235 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 365 | $ 389,300 | $ 514 | $ 1,155 | $ 275,025 |
| Total assets | 365 | 389,300 | 514 | 1,155 | 275,025 |
| Net assets | $ 365 | $ 389,300 | $ 514 | $ 1,155 | $ 275,025 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 365 | $ 388,570 | $ 514 | $ 1,155 | $ 273,662 |
| Contracts in payout (annuitization) | - | 730 | - | - | 1,363 |
| Total net assets | $ 365 | $ 389,300 | $ 514 | $ 1,155 | $ 275,025 |
| | | | | | |
| Total number of mutual fund shares | 39,637 | 40,892,852 | 54,833 | 19,003 | 4,443,775 |
| | | | | | |
| Cost of mutual fund shares | $ 371 | $ 315,509 | $ 486 | $ 1,175 | $ 212,772 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,234 | $ 5,433 | $ 521 | $ 113,433 | $ 13 |
| Total assets | 1,234 | 5,433 | 521 | 113,433 | 13 |
| Net assets | $ 1,234 | $ 5,433 | $ 521 | $ 113,433 | $ 13 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,234 | $ 5,433 | $ 521 | $ 112,602 | $ 13 |
| Contracts in payout (annuitization) | - | - | - | 831 | - |
| Total net assets | $ 1,234 | $ 5,433 | $ 521 | $ 113,433 | $ 13 |
| | | | | | |
| Total number of mutual fund shares | 20,120 | 398,617 | 15,625 | 3,336,277 | 1,209 |
| | | | | | |
| Cost of mutual fund shares | $ 1,112 | $ 5,294 | $ 539 | $ 95,531 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 126,472 | $ 6 | $ 592 | $ 382 | $ 83,912 |
| Total assets | 126,472 | 6 | 592 | 382 | 83,912 |
| Net assets | $ 126,472 | $ 6 | $ 592 | $ 382 | $ 83,912 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 125,610 | $ 6 | $ 592 | $ 382 | $ 82,103 |
| Contracts in payout (annuitization) | 862 | - | - | - | 1,809 |
| Total net assets | $ 126,472 | $ 6 | $ 592 | $ 382 | $ 83,912 |
| | | | | | |
| Total number of mutual fund shares | 11,920,113 | 613 | 61,859 | 30,956 | 6,718,368 |
| | | | | | |
| Cost of mutual fund shares | $ 113,958 | $ 6 | $ 629 | $ 419 | $ 81,025 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 203 | $ 325,269 | $ 188 | $ 37,661 | $ 84,589 |
| Total assets | 203 | 325,269 | 188 | 37,661 | 84,589 |
| Net assets | $ 203 | $ 325,269 | $ 188 | $ 37,661 | $ 84,589 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 203 | $ 322,854 | $ 188 | $ 36,755 | $ 83,939 |
| Contracts in payout (annuitization) | - | 2,415 | - | 906 | 650 |
| Total net assets | $ 203 | $ 325,269 | $ 188 | $ 37,661 | $ 84,589 |
| | | | | | |
| Total number of mutual fund shares | 5,474 | 8,614,105 | 5,019 | 2,787,618 | 5,104,961 |
| | | | | | |
| Cost of mutual fund shares | $ 206 | $ 291,971 | $ 192 | $ 36,238 | $ 73,348 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class A | ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 1 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 73,150 | $ 158 | $ 1,758,568 | $ 101 | $ 917 |
| Total assets | 73,150 | 158 | 1,758,568 | 101 | 917 |
| Net assets | $ 73,150 | $ 158 | $ 1,758,568 | $ 101 | $ 917 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 71,763 | $ 158 | $ 1,615,290 | $ 101 | $ 917 |
| Contracts in payout (annuitization) | 1,387 | - | 143,278 | - | - |
| Total net assets | $ 73,150 | $ 158 | $ 1,758,568 | $ 101 | $ 917 |
| | | | | | |
| Total number of mutual fund shares | 4,825,169 | 6,403 | 71,024,560 | 4,092 | 88,517 |
| | | | | | |
| Cost of mutual fund shares | $ 65,799 | $ 159 | $ 1,846,067 | $ 101 | $ 886 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,698 | $ 23,204 | $ 660 | $ 2,918 | $ 2,516 |
| Total assets | 5,698 | 23,204 | 660 | 2,918 | 2,516 |
| Net assets | $ 5,698 | $ 23,204 | $ 660 | $ 2,918 | $ 2,516 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,698 | $ 23,204 | $ 660 | $ 2,918 | $ 2,516 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 5,698 | $ 23,204 | $ 660 | $ 2,918 | $ 2,516 |
| | | | | | |
| Total number of mutual fund shares | 550,558 | 2,193,236 | 62,281 | 275,262 | 234,276 |
| | | | | | |
| Cost of mutual fund shares | $ 5,502 | $ 21,943 | $ 628 | $ 2,770 | $ 2,361 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 8 | | ING GET U.S. Core Portfolio - Series 9 | | ING GET U.S. Core Portfolio - Series 10 | | ING GET U.S. Core Portfolio - Series 11 | | ING VP Global Science and Technology Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 969 | $ | 164 | $ | 76 | $ | 47 | $ | 42,834 |
| Total assets | | 969 | | 164 | | 76 | | 47 | | 42,834 |
| Net assets | $ | 969 | $ | 164 | $ | 76 | $ | 47 | $ | 42,834 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 969 | $ | 164 | $ | 76 | $ | 47 | $ | 42,834 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 969 | $ | 164 | $ | 76 | $ | 47 | $ | 42,834 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 90,247 | | 15,191 | | 6,962 | | 4,487 | | 7,859,461 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 910 | $ | 153 | $ | 70 | $ | 45 | $ | 32,461 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING VP Growth Portfolio - Class I | | ING VP Index Plus LargeCap Portfolio - Class I | | ING VP Index Plus LargeCap Portfolio - Class S | | ING VP Index Plus MidCap Portfolio - Class I | | ING VP Index Plus MidCap Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 62,321 | $ | 469,092 | $ | 334 | $ | 381,531 | $ | 343 |
| Total assets | | 62,321 | | 469,092 | | 334 | | 381,531 | | 343 |
| Net assets | $ | 62,321 | $ | 469,092 | $ | 334 | $ | 381,531 | $ | 343 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 61,865 | $ | 463,895 | $ | 334 | $ | 379,849 | $ | 343 |
| Contracts in payout (annuitization) | | 456 | | 5,197 | | - | | 1,682 | | - |
| Total net assets | $ | 62,321 | $ | 469,092 | $ | 334 | $ | 381,531 | $ | 343 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 4,973,712 | | 25,873,815 | | 18,584 | | 20,814,563 | | 18,915 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 45,583 | $ | 358,525 | $ | 332 | $ | 337,480 | $ | 357 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class I | | ING VP Index Plus SmallCap Portfolio - Class S | | ING VP Small Company Portfolio - Class I | | ING VP Small Company Portfolio - Class S | | ING VP Value Opportunity Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 151,310 | $ | 90 | $ | 135,138 | $ | 87 | $ | 82,179 |
| Total assets | | 151,310 | | 90 | | 135,138 | | 87 | | 82,179 |
| Net assets | $ | 151,310 | $ | 90 | $ | 135,138 | $ | 87 | $ | 82,179 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 150,322 | $ | 90 | $ | 133,826 | $ | 87 | $ | 82,100 |
| Contracts in payout (annuitization) | | 988 | | - | | 1,312 | | - | | 79 |
| Total net assets | $ | 151,310 | $ | 90 | $ | 135,138 | $ | 87 | $ | 82,179 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 9,961,137 | | 5,975 | | 6,908,888 | | 4,478 | | 5,120,211 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 153,481 | $ | 102 | $ | 130,196 | $ | 90 | $ | 61,467 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

|  | ING VP Financial Services Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,563 | $ 158,131 | $ 480 | $ 9,758 | $ 70 |
| Total assets | 2,563 | 158,131 | 480 | 9,758 | 70 |
| Net assets | $ 2,563 | $ 158,131 | $ 480 | $ 9,758 | $ 70 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,563 | $ 155,263 | $ 480 | $ 9,758 | $ 70 |
| Contracts in payout (annuitization) | - | 2,868 | - | - | - |
| Total net assets | $ 2,563 | $ 158,131 | $ 480 | $ 9,758 | $ 70 |
| | | | | | |
| Total number of mutual fund shares | 237,777 | 11,104,704 | 33,364 | 951,040 | 6,929 |
| | | | | | |
| Cost of mutual fund shares | $ 2,957 | $ 150,350 | $ 509 | $ 7,907 | $ 63 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 49,032 | $ 11,915 | $ 17 | $ 528,434 | $ 421,252 |
| Total assets | 49,032 | 11,915 | 17 | 528,434 | 421,252 |
| Net assets | $ 49,032 | $ 11,915 | $ 17 | $ 528,434 | $ 421,252 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 49,032 | $ 11,915 | $ 17 | $ 501,705 | $ 414,684 |
| Contracts in payout (annuitization) | - | - | - | 26,729 | 6,568 |
| Total net assets | $ 49,032 | $ 11,915 | $ 17 | $ 528,434 | $ 421,252 |
| | | | | | |
| Total number of mutual fund shares | 3,208,905 | 542,069 | 796 | 36,569,823 | 31,840,691 |
| | | | | | |
| Cost of mutual fund shares | $ 55,040 | $ 10,436 | $ 17 | $ 496,376 | $ 428,786 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING VP Intermediate Bond Portfolio - Class S | ING VP Money Market Portfolio - Class I | Janus Adviser Balanced Fund - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 249 | $ 520,246 | $ 1 | $ 367 | $ 99 |
| Total assets | 249 | 520,246 | 1 | 367 | 99 |
| Net assets | $ 249 | $ 520,246 | $ 1 | $ 367 | $ 99 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 249 | $ 517,172 | $ 1 | $ 367 | $ 99 |
| Contracts in payout (annuitization) | - | 3,074 | - | - | - |
| Total net assets | $ 249 | $ 520,246 | $ 1 | $ 367 | $ 99 |
| | | | | | |
| Total number of mutual fund shares | 18,914 | 38,512,757 | 26 | 12,224 | 8,681 |
| | | | | | |
| Cost of mutual fund shares | $ 250 | $ 505,822 | $ 1 | $ 329 | $ 98 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Lazard Mid Cap Portfolio - Open Shares | LKCM Aquinas Growth Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
|    at fair value | $ 150 | $ 490 | $ 317 | $ 326 | $ 236 |
| Total assets | 150 | 490 | 317 | 326 | 236 |
| Net assets | $ 150 | $ 490 | $ 317 | $ 326 | $ 236 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 150 | $ 490 | $ 317 | $ 326 | $ 236 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 150 | $ 490 | $ 317 | $ 326 | $ 236 |
| | | | | | |
| Total number of mutual fund shares | 5,677 | 12,279 | 8,978 | 26,544 | 14,377 |
| | | | | | |
| Cost of mutual fund shares | $ 121 | $ 403 | $ 267 | $ 387 | $ 211 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | Moderate Allocation Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,257 | $ 1,648 | $ 146,234 | $ 737 | $ 26 |
| Total assets | 1,257 | 1,648 | 146,234 | 737 | 26 |
| Net assets | $ 1,257 | $ 1,648 | $ 146,234 | $ 737 | $ 26 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,257 | $ 1,648 | $ 145,110 | $ 737 | $ 26 |
| Contracts in payout (annuitization) | - | - | 1,124 | - | - |
| Total net assets | $ 1,257 | $ 1,648 | $ 146,234 | $ 737 | $ 26 |
| | | | | | |
| Total number of mutual fund shares | 67,667 | 59,074 | 7,737,234 | 48,057 | 1,202 |
| | | | | | |
| Cost of mutual fund shares | $ 1,495 | $ 1,728 | $ 156,697 | $ 609 | $ 27 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,985 | $ 4,038 | $ 41,461 | $ 597 | $ 230,998 |
| Total assets | 1,985 | 4,038 | 41,461 | 597 | 230,998 |
| Net assets | $ 1,985 | $ 4,038 | $ 41,461 | $ 597 | $ 230,998 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,985 | $ 4,038 | $ 41,461 | $ 597 | $ 230,998 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,985 | $ 4,038 | $ 41,461 | $ 597 | $ 230,998 |
| | | | | | |
| Total number of mutual fund shares | 107,906 | 120,570 | 1,229,926 | 11,616 | 4,748,170 |
| | | | | | |
| Cost of mutual fund shares | $ 1,998 | $ 3,867 | $ 38,259 | $ 502 | $ 186,401 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Mid Cap Fund/VA | Oppenheimer Strategic Bond Fund/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 578 | $ 115 | $ 6,971 | $ 31 | $ 125 |
| Total assets | 578 | 115 | 6,971 | 31 | 125 |
| Net assets | $ 578 | $ 115 | $ 6,971 | $ 31 | $ 125 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 578 | $ - | $ 6,971 | $ - | $ 125 |
| Contracts in payout (annuitization) | - | 115 | - | 31 | - |
| Total net assets | $ 578 | $ 115 | $ 6,971 | $ 31 | $ 125 |
| | | | | | |
| Total number of mutual fund shares | 15,803 | 4,486 | 383,047 | 581 | 22,511 |
| | | | | | |
| Cost of mutual fund shares | $ 529 | $ 98 | $ 7,232 | $ 32 | $ 116 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | Pax World Balanced Fund | PIMCO Real Return Portfolio - Administrative Class | Pioneer High Yield Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 59,458 | $ 34,027 | $ 3,394 | $ 29,074 | $ 1,189 |
| Total assets | 59,458 | 34,027 | 3,394 | 29,074 | 1,189 |
| Net assets | $ 59,458 | $ 34,027 | $ 3,394 | $ 29,074 | $ 1,189 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 59,458 | $ 34,027 | $ 3,394 | $ 29,074 | $ 1,189 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 59,458 | $ 34,027 | $ 3,394 | $ 29,074 | $ 1,189 |
| | | | | | |
| Total number of mutual fund shares | 2,349,187 | 2,707,020 | 324,196 | 662,883 | 50,021 |
| | | | | | |
| Cost of mutual fund shares | $ 56,524 | $ 33,501 | $ 3,584 | $ 27,435 | $ 1,289 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2007
*(Dollars in thousands)*

| | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 19,319 | $ 513 | $ 393 | $ 991 | $ 61 |
| Total assets | 19,319 | 513 | 393 | 991 | 61 |
| Net assets | $ 19,319 | $ 513 | $ 393 | $ 991 | $ 61 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 19,319 | $ 513 | $ 393 | $ 991 | $ 61 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 19,319 | $ 513 | $ 393 | $ 991 | $ 61 |
| | | | | | |
| Total number of mutual fund shares | 1,748,292 | 26,667 | 24,254 | 44,705 | 2,365 |
| | | | | | |
| Cost of mutual fund shares | $ 19,357 | $ 548 | $ 398 | $ 1,066 | $ 63 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2007
*(Dollars in thousands)*

| | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Class A | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,410 | $ 72,664 | $ 12,442 | $ 248,778 | $ 1,660 |
| Total assets | 1,410 | 72,664 | 12,442 | 248,778 | 1,660 |
| Net assets | $ 1,410 | $ 72,664 | $ 12,442 | $ 248,778 | $ 1,660 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,410 | $ 72,664 | $ 12,442 | $ 248,778 | $ 1,660 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,410 | $ 72,664 | $ 12,442 | $ 248,778 | $ 1,660 |
| | | | | | |
| Total number of mutual fund shares | 112,591 | 6,362,863 | 371,194 | 7,369,013 | 85,832 |
| | | | | | |
| Cost of mutual fund shares | $ 1,476 | $ 70,536 | $ 11,803 | $ 223,650 | $ 1,709 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Wanger International Small Cap | Wanger Select |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 114 | $ 304 | $ 86 | $ 9,623 | $ 66,892 |
| Total assets | 114 | 304 | 86 | 9,623 | 66,892 |
| Net assets | $ 114 | $ 304 | $ 86 | $ 9,623 | $ 66,892 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 114 | $ 304 | $ 86 | $ 9,623 | $ 66,892 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 114 | $ 304 | $ 86 | $ 9,623 | $ 66,892 |
| | | | | | |
| Total number of mutual fund shares | 6,989 | 15,378 | 4,734 | 218,510 | 2,382,188 |
| | | | | | |
| Cost of mutual fund shares | $ 103 | $ 292 | $ 89 | $ 9,779 | $ 63,012 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | Wanger U.S. Smaller Companies | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3 | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds | | | | |
| at fair value | $ 21,526 | $ 5,204 | $ 91,248 | $ 47 |
| Total assets | 21,526 | 5,204 | 91,248 | 47 |
| Net assets | $ 21,526 | $ 5,204 | $ 91,248 | $ 47 |
| | | | | |
| **Net assets** | | | | |
| Accumulation units | $ 21,526 | $ 5,204 | $ 91,248 | $ 47 |
| Contracts in payout (annuitization) | - | - | - | - |
| Total net assets | $ 21,526 | $ 5,204 | $ 91,248 | $ 47 |
| | | | | |
| Total number of mutual fund shares | 593,649 | 155,489 | 2,720,585 | 1,625 |
| | | | | |
| Cost of mutual fund shares | $ 20,952 | $ 5,157 | $ 86,498 | $ 53 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ - | $ - | $ - | $ 543 |
| Total investment income | 3 | - | - | - | 543 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | - | 2 | 363 | 530 |
| Total expenses | 2 | - | 2 | 363 | 530 |
| Net investment income (loss) | 1 | - | (2) | (363) | 13 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 1 | - | 1,891 | 1,463 |
| Capital gains distributions | 43 | 4 | 13 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 44 | 5 | 13 | 1,891 | 1,463 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (23) | (3) | - | 1,877 | 1,934 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 21 | 2 | 13 | 3,768 | 3,397 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 22 | $ 2 | $ 11 | $ 3,405 | $ 3,410 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Small-Cap Value - Class A | American Balanced Fund® - Class R-3 | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 10 | $ 9 | $ 138 | $ 74 |
| Total investment income | 1 | 10 | 9 | 138 | 74 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 8 | 5 | 47 | 61 |
| Total expenses | 1 | 8 | 5 | 47 | 61 |
| Net investment income (loss) | - | 2 | 4 | 91 | 13 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 16 | 16 | 65 | 282 |
| Capital gains distributions | 10 | 35 | 46 | 141 | 668 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 11 | 51 | 62 | 206 | 950 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (9) | (28) | (42) | (7) | (1,042) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2 | 23 | 20 | 199 | (92) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2 | $ 25 | $ 24 | $ 290 | $ (79) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | Ariel Appreciation Fund | Ariel Fund | Baron Asset Fund | Baron Growth Fund | Calvert Social Balanced Portfolio |
|---|---:|---:|---:|---:|---:|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 3 | $ - | $ - | $ 1,462 |
| Total investment income | 3 | 3 | - | - | 1,462 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 7 | 10 | 8 | 9 | 661 |
| Total expenses | 7 | 10 | 8 | 9 | 661 |
| Net investment income (loss) | (4) | (7) | (8) | (9) | 801 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 16 | (2) | 86 | 153 | (586) |
| Capital gains distributions | 53 | 74 | - | - | 3,346 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 69 | 72 | 86 | 153 | 2,760 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (83) | (101) | (45) | (105) | (2,483) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (14) | (29) | 41 | 48 | 277 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (18) | $ (36) | $ 33 | $ 39 | $ 1,078 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

|  | Capital One Mid Cap Equity Fund - Class A | DWS Equity 500 Index Fund - Class S | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Equity Income Fund - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 4 | $ 149 | $ 3,805 | $ 1 |
| Total investment income | - | 4 | 149 | 3,805 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 2 | 40 | 1,739 | 3 |
| Total expenses | 1 | 2 | 40 | 1,739 | 3 |
| Net investment income (loss) | (1) | 2 | 109 | 2,066 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | 4 | 156 | 3,939 | - |
| Capital gains distributions | 10 | - | 633 | 13,986 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 14 | 4 | 789 | 17,925 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (12) | 2 | 189 | 8,161 | (3) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2 | 6 | 978 | 26,086 | (3) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ 8 | $ 1,087 | $ 28,152 | $ (5) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | Evergreen Special Values Fund - Class A | Fidelity® Advisor Mid Cap Fund - Class T | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,217 | $ - | $ 8,105 | $ 2,581 | $ 633 |
| Total investment income | 1,217 | - | 8,105 | 2,581 | 633 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,153 | 3 | 4,716 | 3,246 | 83 |
| Total expenses | 1,153 | 3 | 4,716 | 3,246 | 83 |
| Net investment income (loss) | 64 | (3) | 3,389 | (665) | 550 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2,662 | 91 | 6,978 | (13,329) | (31) |
| Capital gains distributions | 17,149 | 10 | 35,743 | 270 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 19,811 | 101 | 42,721 | (13,059) | (31) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (29,475) | (32) | (42,979) | 84,086 | (389) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (9,664) | 69 | (258) | 71,027 | (420) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (9,600) | $ 66 | $ 3,131 | $ 70,362 | $ 130 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,896 | $ 11,773 | $ 4,685 | $ 71 | $ 1,175 |
| Total investment income | 1,896 | 11,773 | 4,685 | 71 | 1,175 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 596 | 12,551 | 1,318 | - | 189 |
| Total expenses | 596 | 12,551 | 1,318 | - | 189 |
| Net investment income (loss) | 1,300 | (778) | 3,367 | 71 | 986 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3,929 | 48,390 | 156 | 22 | 11 |
| Capital gains distributions | 3,562 | 314,180 | - | 532 | 524 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 7,491 | 362,570 | 156 | 554 | 535 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (637) | (173,527) | 2,132 | 341 | 995 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 6,854 | 189,043 | 2,288 | 895 | 1,530 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 8,154 | $ 188,265 | $ 5,655 | $ 966 | $ 2,516 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | Mutual Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 44 | $ - | $ 622 | $ 2 | $ 59 |
| Total investment income | 44 | - | 622 | 2 | 59 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 14 | 8 | 976 | 1 | 17 |
| Total expenses | 14 | 8 | 976 | 1 | 17 |
| Net investment income (loss) | 30 | (8) | (354) | 1 | 42 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 30 | 14 | 4,235 | - | 132 |
| Capital gains distributions | 52 | 121 | 6,397 | 18 | 189 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 82 | 135 | 10,632 | 18 | 321 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 39 | (69) | (13,832) | (37) | (765) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 121 | 66 | (3,200) | (19) | (444) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 151 | $ 58 | $ (3,554) | $ (18) | $ (402) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING GET Fund - Series Q | ING GET Fund - Series S | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 46 | $ 99 | $ 116 | $ 410 | $ - |
| Total investment income | 46 | 99 | 116 | 410 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 10 | 14 | 7 | 86 | 33 |
| Total expenses | 10 | 14 | 7 | 86 | 33 |
| Net investment income (loss) | 36 | 85 | 109 | 324 | (33) |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | (8) | (82) | (600) | (494) |
| Capital gains distributions | - | - | 36 | 885 | 177 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (4) | (8) | (46) | 285 | (317) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 25 | 35 | (62) | (322) | 554 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 21 | 27 | (108) | (37) | 237 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 57 | $ 112 | $ 1 | $ 287 | $ 204 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 7 | $ - |
| Total investment income | - | - | - | 7 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 879 | - | - | 55 | - |
| Total expenses | 879 | - | - | 55 | - |
| Net investment income (loss) | (879) | - | - | (48) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 1 | - | 200 | - |
| Capital gains distributions | - | - | - | 195 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 1 | - | 395 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (1,934) | - | (2) | 13 | - |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (1,934) | 1 | (2) | 408 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (2,813) | $ 1 | $ (2) | $ 360 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Large Cap Growth Portfolio - Institutional Class | ING FMR[SM] Large Cap Growth Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 21 | $ - | $ - | $ - | $ 12 |
| Total investment income | 21 | - | - | - | 12 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 175 | 2 | - | - | 881 |
| Total expenses | 175 | 2 | - | - | 881 |
| Net investment income (loss) | (154) | (2) | - | - | (869) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 333 | 7 | - | - | 1,546 |
| Capital gains distributions | 70 | - | - | - | 8,707 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 403 | 7 | - | - | 10,253 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,812 | (3) | - | 4 | 18,114 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2,215 | 4 | - | 4 | 28,367 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2,061 | $ 2 | $ - | $ 4 | $ 27,498 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 2 | $ 410 | $ 294 | $ 3 |
| Total investment income | - | 2 | 410 | 294 | 3 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 5 | 1 | 352 | 326 | 25 |
| Total expenses | 5 | 1 | 352 | 326 | 25 |
| Net investment income (loss) | (5) | 1 | 58 | (32) | (22) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 19 | 3,859 | 2,312 | 19 |
| Capital gains distributions | 2 | - | 81 | 68 | 147 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2 | 19 | 3,940 | 2,380 | 166 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 13 | 30 | 6,939 | 6,767 | (257) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 15 | 49 | 10,879 | 9,147 | (91) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 10 | $ 50 | $ 10,937 | $ 9,115 | $ (113) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Partners All Cap Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 24 | $ 37 | $ 2 | $ - |
| Total investment income | 2 | 24 | 37 | 2 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 17 | 493 | - | 45 |
| Total expenses | 1 | 17 | 493 | - | 45 |
| Net investment income (loss) | 1 | 7 | (456) | 2 | (45) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 20 | 910 | (2) | 92 |
| Capital gains distributions | 6 | 108 | 3,005 | 10 | 44 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 9 | 128 | 3,915 | 8 | 136 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (12) | (217) | 2,669 | (2) | (434) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (3) | (89) | 6,584 | 6 | (298) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (2) | $ (82) | $ 6,128 | $ 8 | $ (343) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 30 | $ 8 | $ - | $ - | $ 94 |
| Total investment income | 30 | 8 | - | - | 94 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 602 | 2 | 36 | - | 96 |
| Total expenses | 602 | 2 | 36 | - | 96 |
| Net investment income (loss) | (572) | 6 | (36) | - | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 195 | (1) | 148 | - | 465 |
| Capital gains distributions | 37 | 12 | - | - | 568 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 232 | 11 | 148 | - | 1,033 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 2,393 | (30) | 278 | (2) | 569 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2,625 | (19) | 426 | (2) | 1,602 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2,053 | $ (13) | $ 390 | $ (2) | $ 1,600 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4 | $ 45 | $ 1,034 | $ 255 | $ 11 |
| Total investment income | 4 | 45 | 1,034 | 255 | 11 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 362 | 396 | 306 | 14 |
| Total expenses | 1 | 362 | 396 | 306 | 14 |
| Net investment income (loss) | 3 | (317) | 638 | (51) | (3) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | (61) | 436 | 1,939 | 102 |
| Capital gains distributions | 9 | 78 | 1,934 | 1,139 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 11 | 17 | 2,370 | 3,078 | 102 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (18) | 858 | (1,896) | 2,510 | (81) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (7) | 875 | 474 | 5,588 | 21 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (4) | $ 558 | $ 1,112 | $ 5,537 | $ 18 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 32 | $ 392 | $ 2,144 | $ 42 | $ - |
| Total investment income | 32 | 392 | 2,144 | 42 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 5 | 61 | 696 | 73 | 1 |
| Total expenses | 5 | 61 | 696 | 73 | 1 |
| Net investment income (loss) | 27 | 331 | 1,448 | (31) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (11) | (19) | 74 | 137 | 1 |
| Capital gains distributions | 3 | 30 | - | 80 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (8) | 11 | 74 | 217 | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (14) | (257) | (5,352) | 14 | (1) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (22) | (246) | (5,278) | 231 | 1 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 5 | $ 85 | $ (3,830) | $ 200 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 40 | $ - | $ 54 | $ 2,334 | $ 7 |
| Total investment income | 40 | - | 54 | 2,334 | 7 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 423 | - | 7 | 1,383 | 2 |
| Total expenses | 423 | - | 7 | 1,383 | 2 |
| Net investment income (loss) | (383) | - | 47 | 951 | 5 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (256) | - | 97 | 202 | 12 |
| Capital gains distributions | 272 | - | 95 | 12,693 | 24 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 16 | - | 192 | 12,895 | 36 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2,175) | - | (63) | (11,663) | (61) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (2,159) | - | 129 | 1,232 | (25) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (2,542) | $ - | $ 176 | $ 2,183 | $ (20) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,341 | $ - | $ 27 | $ - | $ 277 |
| Total investment income | 1,341 | - | 27 | - | 277 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 971 | 5 | 29 | - | 174 |
| Total expenses | 971 | 5 | 29 | - | 174 |
| Net investment income (loss) | 370 | (5) | (2) | - | 103 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,477 | - | 84 | 1 | 212 |
| Capital gains distributions | 3,556 | - | 60 | 2 | 1,202 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 5,033 | - | 144 | 3 | 1,414 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (3,764) | (6) | (144) | 9 | (1,343) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,269 | (6) | - | 12 | 71 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,639 | $ (11) | $ (2) | $ 12 | $ 174 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Van Kampen Real Estate Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Disciplined Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 12 | $ 248 | $ - | $ - | $ - |
| Total investment income | 12 | 248 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 9 | 212 | 33 | 84 | - |
| Total expenses | 9 | 212 | 33 | 84 | - |
| Net investment income (loss) | 3 | 36 | (33) | (84) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | 524 | 4 | 504 | - |
| Capital gains distributions | 92 | 2,300 | - | 29 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 88 | 2,824 | 4 | 533 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (296) | (7,927) | (304) | (190) | - |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (208) | (5,103) | (300) | 343 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (205) | $ (5,067) | $ (333) | $ 259 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING International Growth Opportunities Fund - Class Q | ING International SmallCap Fund - Class A | ING American Century Large Company Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 16 | $ - | $ - | $ 13 | $ - |
| Total investment income | 16 | - | - | 13 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 11 | 10 | - | 9 | - |
| Total expenses | 11 | 10 | - | 9 | - |
| Net investment income (loss) | 5 | (10) | - | 4 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 54 | 58 | - | 173 | - |
| Capital gains distributions | - | - | 2 | 307 | 2 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 54 | 58 | 2 | 480 | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (136) | (90) | - | (379) | (4) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (82) | (32) | 2 | 101 | (2) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (77) | $ (42) | $ 2 | $ 105 | $ (2) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Service Class | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 62 | $ 860 | $ - | $ - | $ 128 |
| Total investment income | 62 | 860 | - | - | 128 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 57 | 426 | - | - | 321 |
| Total expenses | 57 | 426 | - | - | 321 |
| Net investment income (loss) | 5 | 434 | - | - | (193) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 286 | 15,123 | - | - | 861 |
| Capital gains distributions | 342 | - | - | 6 | 4,020 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 628 | 15,123 | - | 6 | 4,881 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (763) | (5,598) | - | (8) | (5,673) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (135) | 9,525 | - | (2) | (792) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (130) | $ 9,959 | $ - | $ (2) | $ (985) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 26 |
| Total investment income | - | - | - | - | 26 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 18 | 1 | 996 | 3 | 111 |
| Total expenses | 18 | 1 | 996 | 3 | 111 |
| Net investment income (loss) | (18) | (1) | (996) | (3) | (85) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 48 | 8 | 3,264 | 9 | 355 |
| Capital gains distributions | - | - | - | - | 39 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 48 | 8 | 3,264 | 9 | 394 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 58 | (3) | 2,329 | (31) | (49) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 106 | 5 | 5,593 | (22) | 345 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 88 | $ 4 | $ 4,597 | $ (25) | $ 260 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Fundamental Research Portfolio - Adviser Class | ING Fundamental Research Portfolio - Service Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class | ING Goldman Sachs® Structured Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 1 | $ - | $ 19 | $ 26 | $ - |
| Total investment income | 1 | - | 19 | 26 | - |
| Expenses: | | | | | |
|   Mortality, expense risk and | | | | | |
|     other charges | 6 | - | 15 | 1 | - |
| Total expenses | 6 | - | 15 | 1 | - |
| Net investment income (loss) | (5) | - | 4 | 25 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | (7) | 112 | 244 | (1) |
| Capital gains distributions | 17 | 7 | 158 | - | 1 |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | 19 | - | 270 | 244 | - |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | 81 | - | (234) | (224) | - |
| Net realized and unrealized gain (loss) | | | | | |
|   on investments | 100 | - | 36 | 20 | - |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 95 | $ - | $ 40 | $ 45 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Adviser Class | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 3 | $ 3,097 | $ - | $ 1 | $ 192 |
| Total investment income | 3 | 3,097 | - | 1 | 192 |
| Expenses: | | | | | |
|   Mortality, expense risk and | | | | | |
|      other charges | - | 1,516 | - | 1 | 375 |
| Total expenses | - | 1,516 | - | 1 | 375 |
| Net investment income (loss) | 3 | 1,581 | - | - | (183) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 14,809 | - | 8 | 1,007 |
| Capital gains distributions | - | - | - | 15 | 1,729 |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | 3 | 14,809 | - | 23 | 2,736 |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | (4) | (3,771) | 1 | (35) | (2,133) |
| Net realized and unrealized gain (loss) | | | | | |
|   on investments | (1) | 11,038 | 1 | (12) | 603 |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 2 | $ 12,619 | $ 1 | $ (12) | $ 420 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 1,922 | 1 | - | 38 |
| Total expenses | - | 1,922 | 1 | - | 38 |
| Net investment income (loss) | - | (1,922) | (1) | - | (38) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | (9,429) | 4 | 4 | 106 |
| Capital gains distributions | - | - | - | 2 | 47 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4 | (9,429) | 4 | 6 | 153 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (7) | 7,512 | (6) | (5) | 26 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (3) | (1,917) | (2) | 1 | 179 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (3) | $ (3,839) | $ (3) | $ 1 | $ 141 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ - | $ 162 | $ 1 | $ 9,593 |
| Total investment income | 3 | - | 162 | 1 | 9,593 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 11 | - | 135 | 1 | 9,295 |
| Total expenses | 11 | - | 135 | 1 | 9,295 |
| Net investment income (loss) | (8) | - | 27 | - | 298 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (22) | - | 398 | 8 | 45,596 |
| Capital gains distributions | 62 | - | 1,341 | 7 | 35,927 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 40 | - | 1,739 | 15 | 81,523 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (52) | (2) | (2,299) | (12) | (31,597) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (12) | (2) | (560) | 3 | 49,926 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (20) | $ (2) | $ (533) | $ 3 | $ 50,224 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4 | $ 10 | $ 5,385 | $ 17 | $ 2,373 |
| Total investment income | 4 | 10 | 5,385 | 17 | 2,373 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3 | 1 | 1,175 | 2 | 708 |
| Total expenses | 3 | 1 | 1,175 | 2 | 708 |
| Net investment income (loss) | 1 | 9 | 4,210 | 15 | 1,665 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 3 | 1,642 | 5 | 433 |
| Capital gains distributions | 15 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 24 | 3 | 1,642 | 5 | 433 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (17) | 2 | 2,740 | 22 | 3,685 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 7 | 5 | 4,382 | 27 | 4,118 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 8 | $ 14 | $ 8,592 | $ 42 | $ 5,783 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 195 | $ 3 | $ 44 | $ 125 | $ 41 |
| Total investment income | 195 | 3 | 44 | 125 | 41 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 33 | 1 | 45 | 206 | 53 |
| Total expenses | 33 | 1 | 45 | 206 | 53 |
| Net investment income (loss) | 162 | 2 | (1) | (81) | (12) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 40 | - | 55 | 635 | 78 |
| Capital gains distributions | - | - | 13 | 38 | 31 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 40 | - | 68 | 673 | 109 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (127) | (3) | 137 | 52 | 135 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (87) | (3) | 205 | 725 | 244 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 75 | $ (1) | $ 204 | $ 644 | $ 232 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 119 | $ 30 | $ 88 | $ 12 | $ 31 |
| Total investment income | 119 | 30 | 88 | 12 | 31 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 246 | 43 | 173 | 24 | 119 |
| Total expenses | 246 | 43 | 173 | 24 | 119 |
| Net investment income (loss) | (127) | (13) | (85) | (12) | (88) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 521 | 77 | 324 | 67 | 188 |
| Capital gains distributions | 94 | 19 | 57 | 12 | 32 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 615 | 96 | 381 | 79 | 220 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 226 | 62 | 289 | 27 | 283 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 841 | 158 | 670 | 106 | 503 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 714 | $ 145 | $ 585 | $ 94 | $ 415 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 41 | $ 33 | $ - | $ 753 | $ - |
| Total investment income | 41 | 33 | - | 753 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 33 | 46 | - | 4,225 | 3 |
| Total expenses | 33 | 46 | - | 4,225 | 3 |
| Net investment income (loss) | 8 | (13) | - | (3,472) | (3) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 35 | 120 | 2 | 15,183 | 17 |
| Capital gains distributions | 6 | 5 | 11 | 34,676 | 39 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 41 | 125 | 13 | 49,859 | 56 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 211 | 63 | (7) | 275 | (3) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 252 | 188 | 6 | 50,134 | 53 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 260 | $ 175 | $ 6 | $ 46,662 | $ 50 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1,344 | $ 2 | $ 41 | $ - |
| Total investment income | - | 1,344 | 2 | 41 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 2,917 | 8 | 30 | 1 |
| Total expenses | 2 | 2,917 | 8 | 30 | 1 |
| Net investment income (loss) | (2) | (1,573) | (6) | 11 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 19 | (18) | 21 | 90 | 7 |
| Capital gains distributions | 34 | 12,729 | 54 | 41 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 53 | 12,711 | 75 | 131 | 7 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (29) | 12,582 | 18 | 122 | (22) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 24 | 25,293 | 93 | 253 | (15) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 22 | $ 23,720 | $ 87 | $ 264 | $ (16) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 518 | $ - | $ 942 | $ - | $ - |
| Total investment income | 518 | - | 942 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,213 | - | 1,460 | - | 3 |
| Total expenses | 1,213 | - | 1,460 | - | 3 |
| Net investment income (loss) | (695) | - | (518) | - | (3) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (6,680) | - | (3,980) | - | (19) |
| Capital gains distributions | - | - | - | - | 35 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (6,680) | - | (3,980) | - | 16 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 14,266 | - | 4,862 | - | (37) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 7,586 | - | 882 | - | (21) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6,891 | $ - | $ 364 | $ - | $ (24) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4 | $ 1,145 | $ 3 | $ 8,613 | $ 4 |
| Total investment income | 4 | 1,145 | 3 | 8,613 | 4 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 1,015 | - | 3,666 | 1 |
| Total expenses | 1 | 1,015 | - | 3,666 | 1 |
| Net investment income (loss) | 3 | 130 | 3 | 4,947 | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 3,958 | 1 | 11,965 | 2 |
| Capital gains distributions | 9 | 2,539 | 4 | 9,719 | 4 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 18 | 6,497 | 5 | 21,684 | 6 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (42) | (9,132) | (4) | (16,807) | (8) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (24) | (2,635) | 1 | 4,877 | (2) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (21) | $ (2,505) | $ 4 | $ 9,824 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class A | ING VP Growth and Income Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,202 | $ 1,475 | $ 1,681 | $ 2 | $ 24,741 |
| Total investment income | 1,202 | 1,475 | 1,681 | 2 | 24,741 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 386 | 926 | 777 | - | 20,944 |
| Total expenses | 386 | 926 | 777 | - | 20,944 |
| Net investment income (loss) | 816 | 549 | 904 | 2 | 3,797 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 778 | 2,406 | 2,953 | - | (106,075) |
| Capital gains distributions | 906 | 4,930 | 2,812 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,684 | 7,336 | 5,765 | - | (106,075) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (754) | (4,560) | (3,399) | (1) | 217,416 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 930 | 2,776 | 2,366 | (1) | 111,341 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,746 | $ 3,325 | $ 3,270 | $ 1 | $ 115,138 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 25 | $ 194 | $ 649 | $ 12 |
| Total investment income | 1 | 25 | 194 | 649 | 12 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 12 | 81 | 357 | 12 |
| Total expenses | - | 12 | 81 | 357 | 12 |
| Net investment income (loss) | 1 | 13 | 113 | 292 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 5 | 69 | 296 | 4 |
| Capital gains distributions | - | 17 | 54 | 9 | 30 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 22 | 123 | 305 | 34 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | (8) | (14) | 326 | (30) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | - | 14 | 109 | 631 | 4 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ 27 | $ 222 | $ 923 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 77 | $ 72 | $ 24 | $ 4 | $ 1 |
| Total investment income | 77 | 72 | 24 | 4 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 58 | 43 | 20 | 3 | 1 |
| Total expenses | 58 | 43 | 20 | 3 | 1 |
| Net investment income (loss) | 19 | 29 | 4 | 1 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 95 | 103 | 51 | 1 | - |
| Capital gains distributions | 170 | 93 | 46 | 4 | 2 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 265 | 196 | 97 | 5 | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (239) | (169) | (84) | (3) | - |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 26 | 27 | 13 | 2 | 2 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 45 | $ 56 | $ 17 | $ 3 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 11 | ING VP Global Science and Technology Portfolio - Class I | ING VP Growth Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ - | $ 109 | $ 6,316 | $ - |
| Total investment income | 2 | - | 109 | 6,316 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 385 | 650 | 5,290 | - |
| Total expenses | 1 | 385 | 650 | 5,290 | - |
| Net investment income (loss) | 1 | (385) | (541) | 1,026 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 1,796 | (3,169) | (7,474) | (3) |
| Capital gains distributions | 1 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | 1,796 | (3,169) | (7,474) | (3) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2) | 4,645 | 13,275 | 27,106 | 2 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (1) | 6,441 | 10,106 | 19,632 | (1) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ 6,056 | $ 9,565 | $ 20,658 | $ (1) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class S | ING VP International Equity Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3,253 | $ 1 | $ 824 | $ - | $ 781 |
| Total investment income | 3,253 | 1 | 824 | - | 781 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 4,181 | 1 | 1,768 | - | 194 |
| Total expenses | 4,181 | 1 | 1,768 | - | 194 |
| Net investment income (loss) | (928) | - | (944) | - | 587 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 19,428 | - | 13,642 | (1) | 3,476 |
| Capital gains distributions | 31,302 | 9 | 18,256 | 6 | 2,076 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 50,730 | 9 | 31,898 | 5 | 5,552 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (29,602) | (15) | (42,343) | (13) | (4,879) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 21,128 | (6) | (10,445) | (8) | 673 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 20,200 | $ (6) | $ (11,389) | $ (8) | $ 1,260 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING VP International Equity Portfolio - Class S | ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class S | ING VP Value Opportunity Portfolio - Class I | ING VP Financial Services Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 287 | $ - | $ 1,522 | $ 51 |
| Total investment income | 1 | 287 | - | 1,522 | 51 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 1,558 | - | 932 | 32 |
| Total expenses | - | 1,558 | - | 932 | 32 |
| Net investment income (loss) | 1 | (1,271) | - | 590 | 19 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | 17,744 | - | 3,989 | 46 |
| Capital gains distributions | 5 | 23,429 | 2 | - | 158 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4 | 41,173 | 2 | 3,989 | 204 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2) | (31,382) | (3) | (2,489) | (574) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2 | 9,791 | (1) | 1,500 | (370) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3 | $ 8,520 | $ (1) | $ 2,090 | $ (351) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class S | ING VP Real Estate Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 2,506 | $ 4 | $ - | $ - | $ 1,887 |
| Total investment income | 2,506 | 4 | - | - | 1,887 |
| Expenses: | | | | | |
|   Mortality, expense risk and | | | | | |
|     other charges | 1,395 | 1 | 76 | - | 756 |
| Total expenses | 1,395 | 1 | 76 | - | 756 |
| Net investment income (loss) | 1,111 | 3 | (76) | - | 1,131 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | 4,454 | 3 | 552 | - | 10,824 |
| Capital gains distributions | 23,601 | 51 | - | - | 2,568 |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | 28,055 | 54 | 552 | - | 13,392 |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | (13,036) | (32) | 1,043 | 7 | (26,636) |
| Net realized and unrealized gain (loss) | | | | | |
|   on investments | 15,019 | 22 | 1,595 | 7 | (13,244) |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 16,130 | $ 25 | $ 1,519 | $ 7 | $ (12,113) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 14,981 | $ 15,632 | $ 9 |
| Total investment income | - | - | 14,981 | 15,632 | 9 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 95 | - | 6,165 | 4,271 | - |
| Total expenses | 95 | - | 6,165 | 4,271 | - |
| Net investment income (loss) | (95) | - | 8,816 | 11,361 | 9 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 797 | 1 | (6,445) | 185 | 2 |
| Capital gains distributions | - | - | 22,165 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 797 | 1 | 15,720 | 185 | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 155 | - | 253 | 8,421 | (1) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 952 | 1 | 15,973 | 8,606 | 1 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 857 | $ 1 | $ 24,789 | $ 19,967 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING VP Money Market Portfolio - Class I | ING VP Natural Resources Trust | Janus Adviser Balanced Fund - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 15,976 | $ 124 | $ - | $ 10 | $ 5 |
| Total investment income | 15,976 | 124 | - | 10 | 5 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3,480 | 24 | - | 5 | 1 |
| Total expenses | 3,480 | 24 | - | 5 | 1 |
| Net investment income (loss) | 12,496 | 100 | - | 5 | 4 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2,597 | (9,495) | - | 30 | (3) |
| Capital gains distributions | - | 13,072 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2,597 | 3,577 | - | 30 | (3) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 4,291 | (7,706) | - | - | 5 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 6,888 | (4,129) | - | 30 | 2 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19,384 | $ (4,029) | $ - | $ 35 | $ 6 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Lazard Mid Cap Portfolio - Open Shares | Legg Mason Value Trust, Inc. - Primary Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 1 | $ 3 | $ 2 | $ 27 |
| Total investment income | 1 | 1 | 3 | 2 | 27 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 6 | 4 | 1 | 10 |
| Total expenses | 2 | 6 | 4 | 1 | 10 |
| Net investment income (loss) | (1) | (5) | (1) | 1 | 17 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 13 | 76 | 27 | (15) | 192 |
| Capital gains distributions | - | 3 | - | 33 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 13 | 79 | 27 | 18 | 192 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 7 | 19 | 4 | (61) | (210) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 20 | 98 | 31 | (43) | (18) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19 | $ 93 | $ 30 | $ (42) | $ (1) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | LKCM Aquinas Growth Fund | Lord Abbett Affiliated Fund - Class A | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 7 | $ 6 | $ 2 | $ - |
| Total investment income | - | 7 | 6 | 2 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 8 | 13 | 16 | 832 |
| Total expenses | 2 | 8 | 13 | 16 | 832 |
| Net investment income (loss) | (2) | (1) | (7) | (14) | (832) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 65 | 4 | 16 | 24,333 |
| Capital gains distributions | 14 | - | 217 | 242 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 17 | 65 | 221 | 258 | 24,333 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 8 | (52) | (229) | (112) | (21,780) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 25 | 13 | (8) | 146 | 2,553 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 23 | $ 12 | $ (15) | $ 132 | $ 1,721 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | MFS® Total Return Series - Initial Class | Moderate Allocation Portfolio | Neuberger Berman Socially Responsive Fund® - Trust Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 670 | $ 3 | $ 2,114 | $ - | $ 10 |
| Total investment income | 670 | 3 | 2,114 | - | 10 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,671 | 6 | 498 | - | 13 |
| Total expenses | 1,671 | 6 | 498 | - | 13 |
| Net investment income (loss) | (1,001) | (3) | 1,616 | - | (3) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 5,448 | 7 | 8,623 | 1 | 25 |
| Capital gains distributions | 19,684 | - | 2,021 | 1 | 60 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 25,132 | 7 | 10,644 | 2 | 85 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (24,441) | 62 | (10,212) | - | (43) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 691 | 69 | 432 | 2 | 42 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (310) | $ 66 | $ 2,048 | $ 2 | $ 39 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 64 | $ 737 | $ - | $ 1,893 | $ - |
| Total investment income | 64 | 737 | - | 1,893 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 9 | 340 | 5 | 2,052 | 1 |
| Total expenses | 9 | 340 | 5 | 2,052 | 1 |
| Net investment income (loss) | 55 | 397 | (5) | (159) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 162 | 847 | 6 | 12,992 | 15 |
| Capital gains distributions | 256 | 2,538 | 12 | 26,249 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 418 | 3,385 | 18 | 39,241 | 15 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 96 | 830 | 45 | 15,075 | (7) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 514 | 4,215 | 63 | 54,316 | 8 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 569 | $ 4,612 | $ 58 | $ 54,157 | $ 7 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund® - Class A | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Mid Cap Fund/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 10 | $ 1 | $ 18 | $ - |
| Total investment income | - | 10 | 1 | 18 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 8 | 2 | 72 | - |
| Total expenses | 1 | 8 | 2 | 72 | - |
| Net investment income (loss) | (1) | 2 | (1) | (54) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 14 | 64 | 5 | 55 | - |
| Capital gains distributions | - | 37 | - | 187 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 14 | 101 | 5 | 242 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (5) | (60) | - | (481) | (1) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 9 | 41 | 5 | (239) | (1) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 8 | $ 43 | $ 4 | $ (293) | $ (1) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund | PIMCO Real Return Portfolio - Administrative Class | Pioneer Fund - Class A | Pioneer High Yield Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 978 | $ 1,314 | $ - | $ 129 |
| Total investment income | 5 | 978 | 1,314 | - | 129 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 567 | 280 | - | 19 |
| Total expenses | 1 | 567 | 280 | - | 19 |
| Net investment income (loss) | 4 | 411 | 1,034 | - | 110 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | 635 | (607) | 3 | (8) |
| Capital gains distributions | - | 2,392 | 75 | - | 173 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4 | 3,027 | (532) | 3 | 165 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 830 | 2,140 | (2) | (148) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 7 | 3,857 | 1,608 | 1 | 17 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 11 | $ 4,268 | $ 2,642 | $ 1 | $ 127 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I | Pioneer Fund VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 10 | $ 1,776 | $ 68 | $ 878 | $ 695 |
| Total investment income | 10 | 1,776 | 68 | 878 | 695 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 87 | 864 | 54 | 187 | 519 |
| Total expenses | 87 | 864 | 54 | 187 | 519 |
| Net investment income (loss) | (77) | 912 | 14 | 691 | 176 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (69) | 12,927 | 1,569 | (41) | (9,513) |
| Capital gains distributions | 196 | 5,063 | - | 16 | 9,279 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 127 | 17,990 | 1,569 | (25) | (234) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,639 | (17,177) | (1,170) | (53) | 5,905 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,766 | 813 | 399 | (78) | 5,671 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,689 | $ 1,725 | $ 413 | $ 613 | $ 5,847 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | Premier VIT OpCap Mid Cap Portfolio | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Growth Fund, Inc. - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 18 | $ 1 | $ 21 | $ - |
| Total investment income | - | 18 | 1 | 21 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 8 | - | 11 | 6 |
| Total expenses | 1 | 8 | - | 11 | 6 |
| Net investment income (loss) | (1) | 10 | 1 | 10 | (6) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3) | 27 | - | 27 | 60 |
| Capital gains distributions | - | 110 | 2 | 289 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3) | 137 | 2 | 316 | 60 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (5) | (155) | (4) | (160) | (56) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (8) | (18) | (2) | 156 | 4 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (9) | $ (8) | $ (1) | $ 166 | $ (2) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Class A | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | UBS U.S. Small Cap Growth Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3,974 | $ 93 | $ 2,405 | $ 45 | $ - |
| Total investment income | 3,974 | 93 | 2,405 | 45 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 539 | 76 | 2,227 | 11 | 2 |
| Total expenses | 539 | 76 | 2,227 | 11 | 2 |
| Net investment income (loss) | 3,435 | 17 | 178 | 34 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 58 | 166 | 3,704 | 17 | 22 |
| Capital gains distributions | 65 | 718 | 14,087 | 79 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 123 | 884 | 17,791 | 96 | 22 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,205 | (45) | 2,330 | (114) | (9) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,328 | 839 | 20,121 | (18) | 13 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4,763 | $ 856 | $ 20,299 | $ 16 | $ 11 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Wanger International Small Cap | Wanger Select |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 6 | $ - | $ - | $ - |
| Total investment income | 2 | 6 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 3 | 1 | 24 | 497 |
| Total expenses | 1 | 3 | 1 | 24 | 497 |
| Net investment income (loss) | 1 | 3 | (1) | (24) | (497) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 3 | - | 39 | 728 |
| Capital gains distributions | 3 | 16 | 2 | - | 638 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4 | 19 | 2 | 39 | 1,366 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2) | (15) | (3) | (156) | 735 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2 | 4 | (1) | (117) | 2,101 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3 | $ 7 | $ (2) | $ (141) | $ 1,604 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | Wanger U.S. Smaller Companies | Washington Mutual Investors Fund℠, Inc. - Class R-3 | Washington Mutual Investors Fund℠, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ - | $ 80 | $ 1,766 | $ - |
| Total investment income | - | 80 | 1,766 | - |
| Expenses: | | | | |
| Mortality, expense risk and | | | | |
| other charges | 197 | 36 | 955 | - |
| Total expenses | 197 | 36 | 955 | - |
| Net investment income (loss) | (197) | 44 | 811 | - |
| | | | | |
| **Realized and unrealized gain (loss)** | | | | |
| **on investments** | | | | |
| Net realized gain (loss) on investments | 428 | 102 | 2,549 | - |
| Capital gains distributions | 923 | 288 | 4,959 | 7 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,351 | 390 | 7,508 | 7 |
| Net unrealized appreciation | | | | |
| (depreciation) of investments | (498) | (338) | (5,611) | (5) |
| Net realized and unrealized gain (loss) | | | | |
| on investments | 853 | 52 | 1,897 | 2 |
| Net increase (decrease) in net assets | | | | |
| resulting from operations | $ 656 | $ 96 | $ 2,708 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 188 | $ 8 | $ 68 | $ 19,374 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (1) | (292) |
| Total realized gain (loss) on investments and capital gains distributions | 42 | 1 | 13 | 554 |
| Net unrealized appreciation (depreciation) during the year | (23) | - | (10) | 409 |
| Net increase (decrease) in net assets from operations | 20 | 1 | 2 | 671 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 26 | 8 | 44 | 12,951 |
| Net increase (decrease) in assets derived from principal transactions | 26 | 8 | 44 | 12,951 |
| Total increase (decrease) in net assets | 46 | 9 | 46 | 13,622 |
| **Net assets at December 31, 2006** | 234 | 17 | 114 | 32,996 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (2) | (363) |
| Total realized gain (loss) on investments and capital gains distributions | 44 | 5 | 13 | 1,891 |
| Net unrealized appreciation (depreciation) during the year | (23) | (3) | - | 1,877 |
| Net increase (decrease) in net assets from operations | 22 | 2 | 11 | 3,405 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 14 | 15 | 19 | (2,945) |
| Net increase (decrease) in assets derived from principal transactions | 14 | 15 | 19 | (2,945) |
| Total increase (decrease) in net assets | 36 | 17 | 30 | 460 |
| **Net assets at December 31, 2007** | $ 270 | $ 34 | $ 144 | $ 33,456 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | AIM V.I. Core Equity Fund - Series I Shares | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Small-Cap Value - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 31,783 | $ 42 | $ 260 | $ 398 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (190) | - | 2 | 4 |
| Total realized gain (loss) on investments and capital gains | | | | |
| distributions | (663) | 2 | 29 | 46 |
| Net unrealized appreciation (depreciation) during the year | 6,785 | 4 | 43 | 19 |
| Net increase (decrease) in net assets from operations | 5,932 | 6 | 74 | 69 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 12,004 | 17 | 223 | 10 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 12,004 | 17 | 223 | 10 |
| Total increase (decrease) in net assets | 17,936 | 23 | 297 | 79 |
| **Net assets at December 31, 2006** | 49,719 | 65 | 557 | 477 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | - | 2 | 4 |
| Total realized gain (loss) on investments and capital gains | | | | |
| distributions | 1,463 | 11 | 51 | 62 |
| Net unrealized appreciation (depreciation) during the year | 1,934 | (9) | (28) | (42) |
| Net increase (decrease) in net assets from operations | 3,410 | 2 | 25 | 24 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,904) | 53 | 63 | (47) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (4,904) | 53 | 63 | (47) |
| Total increase (decrease) in net assets | (1,494) | 55 | 88 | (23) |
| **Net assets at December 31, 2007** | $ 48,225 | $ 120 | $ 645 | $ 454 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | American Balanced Fund® - Class R-3 | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund | Ariel Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 3,656 | $ 5,629 | $ 394 | $ 537 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 58 | 35 | (6) | (8) |
| Total realized gain (loss) on investments and capital gains distributions | 116 | 529 | 44 | 40 |
| Net unrealized appreciation (depreciation) during the year | 256 | 276 | 17 | 18 |
| Net increase (decrease) in net assets from operations | 430 | 840 | 55 | 50 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 928 | (479) | 180 | 73 |
| Net increase (decrease) in assets derived from principal transactions | 928 | (479) | 180 | 73 |
| Total increase (decrease) in net assets | 1,358 | 361 | 235 | 123 |
| **Net assets at December 31, 2006** | 5,014 | 5,990 | 629 | 660 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 91 | 13 | (4) | (7) |
| Total realized gain (loss) on investments and capital gains distributions | 206 | 950 | 69 | 72 |
| Net unrealized appreciation (depreciation) during the year | (7) | (1,042) | (83) | (101) |
| Net increase (decrease) in net assets from operations | 290 | (79) | (18) | (36) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,057 | (314) | (33) | 214 |
| Net increase (decrease) in assets derived from principal transactions | 1,057 | (314) | (33) | 214 |
| Total increase (decrease) in net assets | 1,347 | (393) | (51) | 178 |
| **Net assets at December 31, 2007** | $ 6,361 | $ 5,597 | $ 578 | $ 838 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Baron Asset Fund | Baron Growth Fund | Calvert Social Balanced Portfolio | Capital One Mid Cap Equity Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 403 | $ 1,034 | $ 66,533 | $ 125 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (13) | 810 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 71 | 96 | 410 | 12 |
| Net unrealized appreciation (depreciation) during the year | 24 | 81 | 3,669 | - |
| Net increase (decrease) in net assets from operations | 88 | 164 | 4,889 | 11 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 538 | 236 | (6,025) | (40) |
| Net increase (decrease) in assets derived from principal transactions | 538 | 236 | (6,025) | (40) |
| Total increase (decrease) in net assets | 626 | 400 | (1,136) | (29) |
| **Net assets at December 31, 2006** | 1,029 | 1,434 | 65,397 | 96 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | (9) | 801 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 86 | 153 | 2,760 | 14 |
| Net unrealized appreciation (depreciation) during the year | (45) | (105) | (2,483) | (12) |
| Net increase (decrease) in net assets from operations | 33 | 39 | 1,078 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,062) | (1,473) | (7,007) | (10) |
| Net increase (decrease) in assets derived from principal transactions | (1,062) | (1,473) | (7,007) | (10) |
| Total increase (decrease) in net assets | (1,029) | (1,434) | (5,929) | (9) |
| **Net assets at December 31, 2007** | $ - | $ - | $ 59,468 | $ 87 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | DWS Equity 500 Index Fund - Class S | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Equity Income Fund - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 66 | $ 1,208 | $ 61,647 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 34 | 1,158 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 226 | 8,820 | - |
| Net unrealized appreciation (depreciation) during the year | 16 | 178 | 9,098 | - |
| Net increase (decrease) in net assets from operations | 18 | 438 | 19,076 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 83 | 2,121 | 60,507 | - |
| Net increase (decrease) in assets derived from principal transactions | 83 | 2,121 | 60,507 | - |
| Total increase (decrease) in net assets | 101 | 2,559 | 79,583 | - |
| **Net assets at December 31, 2006** | 167 | 3,767 | 141,230 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 109 | 2,066 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 789 | 17,925 | - |
| Net unrealized appreciation (depreciation) during the year | 2 | 189 | 8,161 | (3) |
| Net increase (decrease) in net assets from operations | 8 | 1,087 | 28,152 | (5) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 53 | 4,740 | 43,512 | 3,831 |
| Net increase (decrease) in assets derived from principal transactions | 53 | 4,740 | 43,512 | 3,831 |
| Total increase (decrease) in net assets | 61 | 5,827 | 71,664 | 3,826 |
| **Net assets at December 31, 2007** | $ 228 | $ 9,594 | $ 212,894 | $ 3,826 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Evergreen Special Values Fund - Class A | Fidelity® Advisor Mid Cap Fund - Class T | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 75,301 | $ 591 | $ 401,206 | $ 329,184 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (561) | (5) | 9,816 | (2,035) |
| Total realized gain (loss) on investments and capital gains distributions | 17,834 | 71 | 54,799 | (16,934) |
| Net unrealized appreciation (depreciation) during the year | (943) | 8 | 10,067 | 36,558 |
| Net increase (decrease) in net assets from operations | 16,330 | 74 | 74,682 | 17,589 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 14,303 | 29 | (20,157) | (50,951) |
| Net increase (decrease) in assets derived from principal transactions | 14,303 | 29 | (20,157) | (50,951) |
| Total increase (decrease) in net assets | 30,633 | 103 | 54,525 | (33,362) |
| **Net assets at December 31, 2006** | 105,934 | 694 | 455,731 | 295,822 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 64 | (3) | 3,389 | (665) |
| Total realized gain (loss) on investments and capital gains distributions | 19,811 | 101 | 42,721 | (13,059) |
| Net unrealized appreciation (depreciation) during the year | (29,475) | (32) | (42,979) | 84,086 |
| Net increase (decrease) in net assets from operations | (9,600) | 66 | 3,131 | 70,362 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,772) | (760) | (32,334) | (36,470) |
| Net increase (decrease) in assets derived from principal transactions | (1,772) | (760) | (32,334) | (36,470) |
| Total increase (decrease) in net assets | (11,372) | (694) | (29,203) | 33,892 |
| **Net assets at December 31, 2007** | $ 94,562 | $ - | $ 426,528 | $ 329,714 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 6,022 | $ 44,759 | $ 1,008,057 | $ 116,615 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 507 | (94) | 3,118 | 815 |
| Total realized gain (loss) on investments and capital gains distributions | (24) | 3,902 | 126,643 | (1,184) |
| Net unrealized appreciation (depreciation) during the year | 165 | 3,982 | (17,340) | 16,944 |
| Net increase (decrease) in net assets from operations | 648 | 7,790 | 112,421 | 16,575 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,082 | (839) | 56,104 | (4,345) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 1,082 | (839) | 56,104 | (4,345) |
| Total increase (decrease) in net assets | 1,730 | 6,951 | 168,525 | 12,230 |
| **Net assets at December 31, 2006** | 7,752 | 51,710 | 1,176,582 | 128,845 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 550 | 1,300 | (778) | 3,367 |
| Total realized gain (loss) on investments and capital gains distributions | (31) | 7,491 | 362,570 | 156 |
| Net unrealized appreciation (depreciation) during the year | (389) | (637) | (173,527) | 2,132 |
| Net increase (decrease) in net assets from operations | 130 | 8,154 | 188,265 | 5,655 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (326) | 834 | (53,290) | (7,802) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (326) | 834 | (53,290) | (7,802) |
| Total increase (decrease) in net assets | (196) | 8,988 | 134,975 | (2,147) |
| **Net assets at December 31, 2007** | $ 7,556 | $ 60,698 | $ 1,311,557 | $ 126,698 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Mutual Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 18,646 | $ 667 | $ 318 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 315 | 14 | (5) |
| Total realized gain (loss) on investments and capital gains distributions | - | (229) | 67 | 43 |
| Net unrealized appreciation (depreciation) during the year | 228 | 1,011 | 123 | (14) |
| Net increase (decrease) in net assets from operations | 229 | 1,097 | 204 | 24 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,222 | (1,383) | 567 | 214 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 5,222 | (1,383) | 567 | 214 |
| Total increase (decrease) in net assets | 5,451 | (286) | 771 | 238 |
| **Net assets at December 31, 2006** | 5,451 | 18,360 | 1,438 | 556 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 71 | 986 | 30 | (8) |
| Total realized gain (loss) on investments and capital gains distributions | 554 | 535 | 82 | 135 |
| Net unrealized appreciation (depreciation) during the year | 341 | 995 | 39 | (69) |
| Net increase (decrease) in net assets from operations | 966 | 2,516 | 151 | 58 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,555 | (616) | 856 | 153 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 3,555 | (616) | 856 | 153 |
| Total increase (decrease) in net assets | 4,521 | 1,900 | 1,007 | 211 |
| **Net assets at December 31, 2007** | $ 9,972 | $ 20,260 | $ 2,445 | $ 767 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | Franklin Small Cap Value Securities Fund - Class 2 | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 72,308 | $ 51 | $ 954 | $ 712 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (338) | 1 | 27 | 38 |
| Total realized gain (loss) on investments and capital gains distributions | 6,269 | 7 | 178 | (10) |
| Net unrealized appreciation (depreciation) during the year | 5,398 | 3 | 288 | 1 |
| Net increase (decrease) in net assets from operations | 11,329 | 11 | 493 | 29 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4,884 | 22 | 926 | 232 |
| Net increase (decrease) in assets derived from principal transactions | 4,884 | 22 | 926 | 232 |
| Total increase (decrease) in net assets | 16,213 | 33 | 1,419 | 261 |
| **Net assets at December 31, 2006** | 88,521 | 84 | 2,373 | 973 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (354) | 1 | 42 | 36 |
| Total realized gain (loss) on investments and capital gains distributions | 10,632 | 18 | 321 | (4) |
| Net unrealized appreciation (depreciation) during the year | (13,832) | (37) | (765) | 25 |
| Net increase (decrease) in net assets from operations | (3,554) | (18) | (402) | 57 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,669 | 70 | (48) | 375 |
| Net increase (decrease) in assets derived from principal transactions | 6,669 | 70 | (48) | 375 |
| Total increase (decrease) in net assets | 3,115 | 52 | (450) | 432 |
| **Net assets at December 31, 2007** | $ 91,636 | $ 136 | $ 1,923 | $ 1,405 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING GET Fund - Series Q | ING GET Fund - Series S | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 829 | $ 3,208 | $ 14,566 | $ 1,096 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 49 | 81 | 225 | (33) |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 12 | 185 | 169 |
| Net unrealized appreciation (depreciation) during the year | (5) | 31 | 259 | (515) |
| Net increase (decrease) in net assets from operations | 42 | 124 | 669 | (379) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 762 | (423) | (4,982) | 2,569 |
| Net increase (decrease) in assets derived from principal transactions | 762 | (423) | (4,982) | 2,569 |
| Total increase (decrease) in net assets | 804 | (299) | (4,313) | 2,190 |
| **Net assets at December 31, 2006** | 1,633 | 2,909 | 10,253 | 3,286 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 85 | 109 | 324 | (33) |
| Total realized gain (loss) on investments and capital gains distributions | (8) | (46) | 285 | (317) |
| Net unrealized appreciation (depreciation) during the year | 35 | (62) | (322) | 554 |
| Net increase (decrease) in net assets from operations | 112 | 1 | 287 | 204 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,319 | (2,910) | (10,540) | 401 |
| Net increase (decrease) in assets derived from principal transactions | 1,319 | (2,910) | (10,540) | 401 |
| Total increase (decrease) in net assets | 1,431 | (2,909) | (10,253) | 605 |
| **Net assets at December 31, 2007** | $ 3,064 | $ - | $ - | $ 3,891 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Evergreen Health Sciences Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2006 | $ - | $ - | $ - | $ 1,446 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (34) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 92 |
| Net unrealized appreciation (depreciation) during the year | - | - | - | 326 |
| Net increase (decrease) in net assets from operations | - | - | - | 384 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | - | 2,610 |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | 2,610 |
| Total increase (decrease) in net assets | - | - | - | 2,994 |
| **Net assets at December 31, 2006** | - | - | - | 4,440 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (879) | - | - | (48) |
| Total realized gain (loss) on investments and capital gains distributions | - | 1 | - | 395 |
| Net unrealized appreciation (depreciation) during the year | (1,934) | - | (2) | 13 |
| Net increase (decrease) in net assets from operations | (2,813) | 1 | (2) | 360 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 118,751 | 42 | 149 | 1,456 |
| Net increase (decrease) in assets derived from principal transactions | 118,751 | 42 | 149 | 1,456 |
| Total increase (decrease) in net assets | 115,938 | 43 | 147 | 1,816 |
| **Net assets at December 31, 2007** | $ 115,938 | $ 43 | $ 147 | $ 6,256 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Evergreen Omega Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 4,611 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (115) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 1,107 | 5 | - |
| Net unrealized appreciation (depreciation) during the year | - | (106) | 3 | - |
| Net increase (decrease) in net assets from operations | - | 886 | 8 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 9,107 | 154 | - |
| Net increase (decrease) in assets derived from principal transactions | - | 9,107 | 154 | - |
| Total increase (decrease) in net assets | - | 9,993 | 162 | - |
| **Net assets at December 31, 2006** | - | 14,604 | 162 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (154) | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 403 | 7 | - |
| Net unrealized appreciation (depreciation) during the year | - | 1,812 | (3) | - |
| Net increase (decrease) in net assets from operations | - | 2,061 | 2 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 2,778 | (22) | - |
| Net increase (decrease) in assets derived from principal transactions | - | 2,778 | (22) | - |
| Total increase (decrease) in net assets | - | 4,839 | (20) | - |
| **Net assets at December 31, 2007** | $ - | $ 19,443 | $ 142 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | 6 |
| Net increase (decrease) in net assets from operations | - | - | - | 6 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | - | 51 |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | 51 |
| Total increase (decrease) in net assets | - | - | - | 57 |
| **Net assets at December 31, 2006** | - | - | - | 57 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (869) | (5) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | 10,253 | 2 | 19 |
| Net unrealized appreciation (depreciation) during the year | 4 | 18,114 | 13 | 30 |
| Net increase (decrease) in net assets from operations | 4 | 27,498 | 10 | 50 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 40 | 81,933 | 4,601 | 261 |
| Net increase (decrease) in assets derived from principal transactions | 40 | 81,933 | 4,601 | 261 |
| Total increase (decrease) in net assets | 44 | 109,431 | 4,611 | 311 |
| **Net assets at December 31, 2007** | $ 44 | $ 109,431 | $ 4,611 | $ 368 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

|  | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 15,902 | $ 6,873 | $ 282 | $ - |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (81) | (91) | (12) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,441 | 1,391 | 50 | - |
| Net unrealized appreciation (depreciation) during the year | 5,217 | 2,491 | 37 | 1 |
| Net increase (decrease) in net assets from operations | 6,577 | 3,791 | 75 | 1 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 6,692 | 10,946 | 1,286 | 25 |
| Net increase (decrease) in assets derived from principal transactions | 6,692 | 10,946 | 1,286 | 25 |
| Total increase (decrease) in net assets | 13,269 | 14,737 | 1,361 | 26 |
| **Net assets at December 31, 2006** | 29,171 | 21,610 | 1,643 | 26 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 58 | (32) | (22) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 3,940 | 2,380 | 166 | 9 |
| Net unrealized appreciation (depreciation) during the year | 6,939 | 6,767 | (257) | (12) |
| Net increase (decrease) in net assets from operations | 10,937 | 9,115 | (113) | (2) |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 3,723 | 9,448 | 938 | 48 |
| Net increase (decrease) in assets derived from principal transactions | 3,723 | 9,448 | 938 | 48 |
| Total increase (decrease) in net assets | 14,660 | 18,563 | 825 | 46 |
| **Net assets at December 31, 2007** | $ 43,831 | $ 40,173 | $ 2,468 | $ 72 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Partners All Cap Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 8,790 | $ - | $ 1,700 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (209) | - | (30) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 415 | - | 65 |
| Net unrealized appreciation (depreciation) during the year | 36 | 4,133 | 2 | 177 |
| Net increase (decrease) in net assets from operations | 36 | 4,339 | 2 | 212 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 788 | 17,037 | 33 | 1,503 |
| Net increase (decrease) in assets derived from principal transactions | 788 | 17,037 | 33 | 1,503 |
| Total increase (decrease) in net assets | 824 | 21,376 | 35 | 1,715 |
| **Net assets at December 31, 2006** | 824 | 30,166 | 35 | 3,415 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | (456) | 2 | (45) |
| Total realized gain (loss) on investments and capital gains distributions | 128 | 3,915 | 8 | 136 |
| Net unrealized appreciation (depreciation) during the year | (217) | 2,669 | (2) | (434) |
| Net increase (decrease) in net assets from operations | (82) | 6,128 | 8 | (343) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,097 | 23,557 | (43) | 1,322 |
| Net increase (decrease) in assets derived from principal transactions | 1,097 | 23,557 | (43) | 1,322 |
| Total increase (decrease) in net assets | 1,015 | 29,685 | (35) | 979 |
| **Net assets at December 31, 2007** | $ 1,839 | $ 59,851 | $ - | $ 4,394 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ 1,159 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | - | (21) | - |
| Total realized gain (loss) on investments and capital gains distributions | 11 | - | 23 | - |
| Net unrealized appreciation (depreciation) during the year | 52 | - | 118 | - |
| Net increase (decrease) in net assets from operations | 61 | - | 120 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,007 | - | 1,468 | - |
| Net increase (decrease) in assets derived from principal transactions | 1,007 | - | 1,468 | - |
| Total increase (decrease) in net assets | 1,068 | - | 1,588 | - |
| **Net assets at December 31, 2006** | 1,068 | - | 2,747 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (572) | 6 | (36) | - |
| Total realized gain (loss) on investments and capital gains distributions | 232 | 11 | 148 | - |
| Net unrealized appreciation (depreciation) during the year | 2,393 | (30) | 278 | (2) |
| Net increase (decrease) in net assets from operations | 2,053 | (13) | 390 | (2) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 128,642 | 529 | 1,190 | 66 |
| Net increase (decrease) in assets derived from principal transactions | 128,642 | 529 | 1,190 | 66 |
| Total increase (decrease) in net assets | 130,695 | 516 | 1,580 | 64 |
| **Net assets at December 31, 2007** | $ 131,763 | $ 516 | $ 4,327 | $ 64 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 1,348 | $ - | $ - | $ 41,280 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (49) | 1 | (1) | 454 |
| Total realized gain (loss) on investments and capital gains distributions | 270 | 2 | - | 2,374 |
| Net unrealized appreciation (depreciation) during the year | 711 | 2 | 14 | 901 |
| Net increase (decrease) in net assets from operations | 932 | 5 | 13 | 3,729 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,026 | 40 | 256 | (8,450) |
| Net increase (decrease) in assets derived from principal transactions | 5,026 | 40 | 256 | (8,450) |
| Total increase (decrease) in net assets | 5,958 | 45 | 269 | (4,721) |
| **Net assets at December 31, 2006** | 7,306 | 45 | 269 | 36,559 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 3 | (317) | 638 |
| Total realized gain (loss) on investments and capital gains distributions | 1,033 | 11 | 17 | 2,370 |
| Net unrealized appreciation (depreciation) during the year | 569 | (18) | 858 | (1,896) |
| Net increase (decrease) in net assets from operations | 1,600 | (4) | 558 | 1,112 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,645 | 526 | 80,319 | (4,067) |
| Net increase (decrease) in assets derived from principal transactions | 3,645 | 526 | 80,319 | (4,067) |
| Total increase (decrease) in net assets | 5,245 | 522 | 80,877 | (2,955) |
| **Net assets at December 31, 2007** | $ 12,551 | $ 567 | $ 81,146 | $ 33,604 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 1,191 | $ 214 | $ - | $ 1,418 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (50) | (1) | 5 | 175 |
| Total realized gain (loss) on investments and capital gains distributions | 102 | 10 | (1) | 22 |
| Net unrealized appreciation (depreciation) during the year | 1,534 | 55 | 4 | 63 |
| Net increase (decrease) in net assets from operations | 1,586 | 64 | 8 | 260 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 10,245 | 547 | 239 | 3,392 |
| Net increase (decrease) in assets derived from principal transactions | 10,245 | 547 | 239 | 3,392 |
| Total increase (decrease) in net assets | 11,831 | 611 | 247 | 3,652 |
| **Net assets at December 31, 2006** | 13,022 | 825 | 247 | 5,070 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (51) | (3) | 27 | 331 |
| Total realized gain (loss) on investments and capital gains distributions | 3,078 | 102 | (8) | 11 |
| Net unrealized appreciation (depreciation) during the year | 2,510 | (81) | (14) | (257) |
| Net increase (decrease) in net assets from operations | 5,537 | 18 | 5 | 85 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 18,964 | 1,161 | 548 | 567 |
| Net increase (decrease) in assets derived from principal transactions | 18,964 | 1,161 | 548 | 567 |
| Total increase (decrease) in net assets | 24,501 | 1,179 | 553 | 652 |
| **Net assets at December 31, 2007** | $ 37,523 | $ 2,004 | $ 800 | $ 5,722 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (5) | - | (2) |
| Total realized gain (loss) on investments and capital gains distributions | - | 5 | 1 | 1 |
| Net unrealized appreciation (depreciation) during the year | - | 69 | 1 | 33 |
| Net increase (decrease) in net assets from operations | - | 69 | 2 | 32 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 2,440 | 23 | 751 |
| Net increase (decrease) in assets derived from principal transactions | - | 2,440 | 23 | 751 |
| Total increase (decrease) in net assets | - | 2,509 | 25 | 783 |
| **Net assets at December 31, 2006** | - | 2,509 | 25 | 783 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,448 | (31) | (1) | (383) |
| Total realized gain (loss) on investments and capital gains distributions | 74 | 217 | 2 | 16 |
| Net unrealized appreciation (depreciation) during the year | (5,352) | 14 | (1) | (2,175) |
| Net increase (decrease) in net assets from operations | (3,830) | 200 | - | (2,542) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 160,312 | 13,780 | 86 | 98,750 |
| Net increase (decrease) in assets derived from principal transactions | 160,312 | 13,780 | 86 | 98,750 |
| Total increase (decrease) in net assets | 156,482 | 13,980 | 86 | 96,208 |
| **Net assets at December 31, 2007** | $ 156,482 | $ 16,489 | $ 111 | $ 96,991 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 25,037 | $ 19,163 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 476 | 75 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | 5,668 | 3,426 | 3 |
| Net unrealized appreciation (depreciation) during the year | - | (1,908) | 3,684 | 13 |
| Net increase (decrease) in net assets from operations | - | 4,236 | 7,185 | 17 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6 | (25,648) | 60,576 | 198 |
| Net increase (decrease) in assets derived from principal transactions | 6 | (25,648) | 60,576 | 198 |
| Total increase (decrease) in net assets | 6 | (21,412) | 67,761 | 215 |
| **Net assets at December 31, 2006** | 6 | 3,625 | 86,924 | 215 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 47 | 951 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | - | 192 | 12,895 | 36 |
| Net unrealized appreciation (depreciation) during the year | - | (63) | (11,663) | (61) |
| Net increase (decrease) in net assets from operations | - | 176 | 2,183 | (20) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 10 | (213) | 79,883 | 956 |
| Net increase (decrease) in assets derived from principal transactions | 10 | (213) | 79,883 | 956 |
| Total increase (decrease) in net assets | 10 | (37) | 82,066 | 936 |
| **Net assets at December 31, 2007** | $ 16 | $ 3,588 | $ 168,990 | $ 1,151 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 54,938 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 264 | - | (4) | - |
| Total realized gain (loss) on investments and capital gains distributions | 3,444 | - | 3 | - |
| Net unrealized appreciation (depreciation) during the year | 8,118 | - | 96 | - |
| Net increase (decrease) in net assets from operations | 11,826 | - | 95 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 21,032 | - | 1,326 | 14 |
| Net increase (decrease) in assets derived from principal transactions | 21,032 | - | 1,326 | 14 |
| Total increase (decrease) in net assets | 32,858 | - | 1,421 | 14 |
| **Net assets at December 31, 2006** | 87,796 | - | 1,421 | 14 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 370 | (5) | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | 5,033 | - | 144 | 3 |
| Net unrealized appreciation (depreciation) during the year | (3,764) | (6) | (144) | 9 |
| Net increase (decrease) in net assets from operations | 1,639 | (11) | (2) | 12 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 12,269 | 1,197 | 1,414 | 61 |
| Net increase (decrease) in assets derived from principal transactions | 12,269 | 1,197 | 1,414 | 61 |
| Total increase (decrease) in net assets | 13,908 | 1,186 | 1,412 | 73 |
| **Net assets at December 31, 2007** | $ 101,704 | $ 1,186 | $ 2,833 | $ 87 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 8,388 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | (2) | (28) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,103 | 2 | 63 | - |
| Net unrealized appreciation (depreciation) during the year | 658 | 47 | 1,198 | - |
| Net increase (decrease) in net assets from operations | 1,770 | 47 | 1,233 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,546 | 707 | 15,672 | - |
| Net increase (decrease) in assets derived from principal transactions | 5,546 | 707 | 15,672 | - |
| Total increase (decrease) in net assets | 7,316 | 754 | 16,905 | - |
| **Net assets at December 31, 2006** | 15,704 | 754 | 16,905 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 103 | 3 | 36 | (33) |
| Total realized gain (loss) on investments and capital gains distributions | 1,414 | 88 | 2,824 | 4 |
| Net unrealized appreciation (depreciation) during the year | (1,343) | (296) | (7,927) | (304) |
| Net increase (decrease) in net assets from operations | 174 | (205) | (5,067) | (333) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,410 | 393 | 9,000 | 22,695 |
| Net increase (decrease) in assets derived from principal transactions | 1,410 | 393 | 9,000 | 22,695 |
| Total increase (decrease) in net assets | 1,584 | 188 | 3,933 | 22,362 |
| **Net assets at December 31, 2007** | $ 17,288 | $ 942 | $ 20,838 | $ 22,362 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Disciplined Value Portfolio - Adviser Class | ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 18 | - | (2) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 54 | - | 2 | 24 |
| Net unrealized appreciation (depreciation) during the year | 99 | - | 49 | 37 |
| Net increase (decrease) in net assets from operations | 171 | - | 49 | 59 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,366 | - | 718 | 1,082 |
| Net increase (decrease) in assets derived from principal transactions | 2,366 | - | 718 | 1,082 |
| Total increase (decrease) in net assets | 2,537 | - | 767 | 1,141 |
| **Net assets at December 31, 2006** | 2,537 | - | 767 | 1,141 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (84) | - | 5 | (10) |
| Total realized gain (loss) on investments and capital gains distributions | 533 | - | 54 | 58 |
| Net unrealized appreciation (depreciation) during the year | (190) | - | (136) | (90) |
| Net increase (decrease) in net assets from operations | 259 | - | (77) | (42) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4,320 | 3 | 433 | (77) |
| Net increase (decrease) in assets derived from principal transactions | 4,320 | 3 | 433 | (77) |
| Total increase (decrease) in net assets | 4,579 | 3 | 356 | (119) |
| **Net assets at December 31, 2007** | $ 7,116 | $ 3 | $ 1,123 | $ 1,022 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING International Growth Opportunities Fund - Class Q | ING International SmallCap Fund - Class A | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 2 | $ 283 | $ - | $ 4,395 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (40) |
| Total realized gain (loss) on investments and capital gains distributions | - | 21 | - | 345 |
| Net unrealized appreciation (depreciation) during the year | - | 95 | 1 | 478 |
| Net increase (decrease) in net assets from operations | - | 116 | 1 | 783 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5 | 438 | 8 | 112 |
| Net increase (decrease) in assets derived from principal transactions | 5 | 438 | 8 | 112 |
| Total increase (decrease) in net assets | 5 | 554 | 9 | 895 |
| **Net assets at December 31, 2006** | 7 | 837 | 9 | 5,290 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4 | - | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 480 | 2 | 628 |
| Net unrealized appreciation (depreciation) during the year | - | (379) | (4) | (763) |
| Net increase (decrease) in net assets from operations | 2 | 105 | (2) | (130) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2 | 1,279 | 79 | (730) |
| Net increase (decrease) in assets derived from principal transactions | 2 | 1,279 | 79 | (730) |
| Total increase (decrease) in net assets | 4 | 1,384 | 77 | (860) |
| **Net assets at December 31, 2007** | $ 11 | $ 2,221 | $ 86 | $ 4,430 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $  158,146 | $  20 | $  - | $  31,597 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 326 | - | - | (321) |
| Total realized gain (loss) on investments and capital gains distributions | 951 | - | - | 760 |
| Net unrealized appreciation (depreciation) during the year | (5,974) | (1) | 2 | 3,923 |
| Net increase (decrease) in net assets from operations | (4,697) | (1) | 2 | 4,362 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (21,892) | (19) | 20 | (2,133) |
| Net increase (decrease) in assets derived from principal transactions | (21,892) | (19) | 20 | (2,133) |
| Total increase (decrease) in net assets | (26,589) | (20) | 22 | 2,229 |
| **Net assets at December 31, 2006** | 131,557 | - | 22 | 33,826 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 434 | - | - | (193) |
| Total realized gain (loss) on investments and capital gains distributions | 15,123 | - | 6 | 4,881 |
| Net unrealized appreciation (depreciation) during the year | (5,598) | - | (8) | (5,673) |
| Net increase (decrease) in net assets from operations | 9,959 | - | (2) | (985) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (141,516) | - | 17 | (4,206) |
| Net increase (decrease) in assets derived from principal transactions | (141,516) | - | 17 | (4,206) |
| Total increase (decrease) in net assets | (131,557) | - | 15 | (5,191) |
| **Net assets at December 31, 2007** | $  - | $  - | $  37 | $  28,635 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ 79,169 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | (888) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (2) | 4,474 | - |
| Net unrealized appreciation (depreciation) during the year | 13 | 3 | 7,482 | 3 |
| Net increase (decrease) in net assets from operations | 13 | 1 | 11,068 | 3 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 293 | 62 | 1,214 | 36 |
| Net increase (decrease) in assets derived from principal transactions | 293 | 62 | 1,214 | 36 |
| Total increase (decrease) in net assets | 306 | 63 | 12,282 | 39 |
| **Net assets at December 31, 2006** | 306 | 63 | 91,451 | 39 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | (1) | (996) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 48 | 8 | 3,264 | 9 |
| Net unrealized appreciation (depreciation) during the year | 58 | (3) | 2,329 | (31) |
| Net increase (decrease) in net assets from operations | 88 | 4 | 4,597 | (25) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,823 | 190 | 12,652 | 782 |
| Net increase (decrease) in assets derived from principal transactions | 2,823 | 190 | 12,652 | 782 |
| Total increase (decrease) in net assets | 2,911 | 194 | 17,249 | 757 |
| **Net assets at December 31, 2007** | $ 3,217 | $ 257 | $ 108,700 | $ 796 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Fundamental Research Portfolio - Adviser Class | ING Fundamental Research Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 7,330 | $ - | $ - | $ 1,536 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (89) | - | - | (16) |
| Total realized gain (loss) on investments and capital gains distributions | 781 | - | - | 91 |
| Net unrealized appreciation (depreciation) during the year | 315 | 2 | - | 79 |
| Net increase (decrease) in net assets from operations | 1,007 | 2 | - | 154 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,131 | 108 | 5 | (180) |
| Net increase (decrease) in assets derived from principal transactions | 1,131 | 108 | 5 | (180) |
| Total increase (decrease) in net assets | 2,138 | 110 | 5 | (26) |
| **Net assets at December 31, 2006** | 9,468 | 110 | 5 | 1,510 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (85) | (5) | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 394 | 19 | - | 270 |
| Net unrealized appreciation (depreciation) during the year | (49) | 81 | - | (234) |
| Net increase (decrease) in net assets from operations | 260 | 95 | - | 40 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,585 | 3,839 | (5) | (1,550) |
| Net increase (decrease) in assets derived from principal transactions | 1,585 | 3,839 | (5) | (1,550) |
| Total increase (decrease) in net assets | 1,845 | 3,934 | (5) | (1,510) |
| **Net assets at December 31, 2007** | $ 11,313 | $ 4,044 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Goldman Sachs® Capital Growth Portfolio - Service Class | ING Goldman Sachs® Structured Equity Portfolio - Adviser Class | ING JPMorgan International Portfolio - Adviser Class | ING JPMorgan International Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 2,001 | $ - | $ - | $ 139,805 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (21) | - | - | (136) |
| Total realized gain (loss) on investments and capital gains distributions | 95 | - | - | 11,560 |
| Net unrealized appreciation (depreciation) during the year | 72 | - | 1 | 16,783 |
| Net increase (decrease) in net assets from operations | 146 | - | 1 | 28,207 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 10 | 2 | 19 | (17,809) |
| Net increase (decrease) in assets derived from principal transactions | 10 | 2 | 19 | (17,809) |
| Total increase (decrease) in net assets | 156 | 2 | 20 | 10,398 |
| **Net assets at December 31, 2006** | 2,157 | 2 | 20 | 150,203 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | - | 3 | 1,581 |
| Total realized gain (loss) on investments and capital gains distributions | 244 | - | 3 | 14,809 |
| Net unrealized appreciation (depreciation) during the year | (224) | - | (4) | (3,771) |
| Net increase (decrease) in net assets from operations | 45 | - | 2 | 12,619 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2,202) | (2) | 169 | (20,511) |
| Net increase (decrease) in assets derived from principal transactions | (2,202) | (2) | 169 | (20,511) |
| Total increase (decrease) in net assets | (2,157) | (2) | 171 | (7,892) |
| **Net assets at December 31, 2007** | $ - | $ - | $ 191 | $ 142,311 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 3 | $ - | $ 24,333 | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (288) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 1 | 572 | - |
| Net unrealized appreciation (depreciation) during the year | 1 | 4 | 3,657 | 1 |
| Net increase (decrease) in net assets from operations | 2 | 5 | 3,941 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 11 | 86 | 4,304 | 16 |
| Net increase (decrease) in assets derived from principal transactions | 11 | 86 | 4,304 | 16 |
| Total increase (decrease) in net assets | 13 | 91 | 8,245 | 17 |
| **Net assets at December 31, 2006** | 16 | 91 | 32,578 | 17 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (183) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 23 | 2,736 | 4 |
| Net unrealized appreciation (depreciation) during the year | 1 | (35) | (2,133) | (7) |
| Net increase (decrease) in net assets from operations | 1 | (12) | 420 | (3) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 14 | 307 | 1,986 | 82 |
| Net increase (decrease) in assets derived from principal transactions | 14 | 307 | 1,986 | 82 |
| Total increase (decrease) in net assets | 15 | 295 | 2,406 | 79 |
| **Net assets at December 31, 2007** | $ 31 | $ 386 | $ 34,984 | $ 96 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 213,925 | $ 36 | $ - | $ 4,113 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,190) | - | - | (40) |
| Total realized gain (loss) on investments and capital gains distributions | (1,080) | - | - | 70 |
| Net unrealized appreciation (depreciation) during the year | 21,852 | 6 | 1 | 65 |
| Net increase (decrease) in net assets from operations | 18,582 | 6 | 1 | 95 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (28,700) | 40 | 32 | (358) |
| Net increase (decrease) in assets derived from principal transactions | (28,700) | 40 | 32 | (358) |
| Total increase (decrease) in net assets | (10,118) | 46 | 33 | (263) |
| **Net assets at December 31, 2006** | 203,807 | 82 | 33 | 3,850 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,922) | (1) | - | (38) |
| Total realized gain (loss) on investments and capital gains distributions | (9,429) | 4 | 6 | 153 |
| Net unrealized appreciation (depreciation) during the year | 7,512 | (6) | (5) | 26 |
| Net increase (decrease) in net assets from operations | (3,839) | (3) | 1 | 141 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (38,945) | 8 | 108 | (455) |
| Net increase (decrease) in assets derived from principal transactions | (38,945) | 8 | 108 | (455) |
| Total increase (decrease) in net assets | (42,784) | 5 | 109 | (314) |
| **Net assets at December 31, 2007** | $ 161,023 | $ 87 | $ 142 | $ 3,536 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ 16,573 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (28) | - |
| Total realized gain (loss) on investments and capital gains distributions | 7 | - | 660 | 1 |
| Net unrealized appreciation (depreciation) during the year | - | - | 588 | 5 |
| Net increase (decrease) in net assets from operations | 7 | - | 1,220 | 6 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 225 | 1 | (4,296) | 90 |
| Net increase (decrease) in assets derived from principal transactions | 225 | 1 | (4,296) | 90 |
| Total increase (decrease) in net assets | 232 | 1 | (3,076) | 96 |
| **Net assets at December 31, 2006** | 232 | 1 | 13,497 | 96 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | - | 27 | - |
| Total realized gain (loss) on investments and capital gains distributions | 40 | - | 1,739 | 15 |
| Net unrealized appreciation (depreciation) during the year | (52) | (2) | (2,299) | (12) |
| Net increase (decrease) in net assets from operations | (20) | (2) | (533) | 3 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,054 | 63 | (2,003) | 266 |
| Net increase (decrease) in assets derived from principal transactions | 2,054 | 63 | (2,003) | 266 |
| Total increase (decrease) in net assets | 2,034 | 61 | (2,536) | 269 |
| **Net assets at December 31, 2007** | $ 2,266 | $ 62 | $ 10,961 | $ 365 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 881,737 | $ 20 | $ - | $ 116,350 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8,716) | (2) | - | (654) |
| Total realized gain (loss) on investments and capital gains distributions | 31,773 | 2 | - | 644 |
| Net unrealized appreciation (depreciation) during the year | 119,373 | 18 | 5 | 8,090 |
| Net increase (decrease) in net assets from operations | 142,430 | 18 | 5 | 8,080 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (102,837) | 142 | 122 | (11,537) |
| Net increase (decrease) in assets derived from principal transactions | (102,837) | 142 | 122 | (11,537) |
| Total increase (decrease) in net assets | 39,593 | 160 | 127 | (3,457) |
| **Net assets at December 31, 2006** | 921,330 | 180 | 127 | 112,893 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 298 | 1 | 9 | 4,210 |
| Total realized gain (loss) on investments and capital gains distributions | 81,523 | 24 | 3 | 1,642 |
| Net unrealized appreciation (depreciation) during the year | (31,597) | (17) | 2 | 2,740 |
| Net increase (decrease) in net assets from operations | 50,224 | 8 | 14 | 8,592 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (130,832) | 251 | 134 | 4,203 |
| Net increase (decrease) in assets derived from principal transactions | (130,832) | 251 | 134 | 4,203 |
| Total increase (decrease) in net assets | (80,608) | 259 | 148 | 12,795 |
| **Net assets at December 31, 2007** | $ 840,722 | $ 439 | $ 275 | $ 125,688 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 54,953 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 394 | 11 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 107 | 3 | - |
| Net unrealized appreciation (depreciation) during the year | 5 | 1,238 | 14 | - |
| Net increase (decrease) in net assets from operations | 7 | 1,739 | 28 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 262 | 6,231 | 972 | 6 |
| Net increase (decrease) in assets derived from principal transactions | 262 | 6,231 | 972 | 6 |
| Total increase (decrease) in net assets | 269 | 7,970 | 1,000 | 6 |
| **Net assets at December 31, 2006** | 269 | 62,923 | 1,000 | 6 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 1,665 | 162 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 433 | 40 | - |
| Net unrealized appreciation (depreciation) during the year | 22 | 3,685 | (127) | (3) |
| Net increase (decrease) in net assets from operations | 42 | 5,783 | 75 | (1) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 243 | 14,304 | 4,109 | 90 |
| Net increase (decrease) in assets derived from principal transactions | 243 | 14,304 | 4,109 | 90 |
| Total increase (decrease) in net assets | 285 | 20,087 | 4,184 | 89 |
| **Net assets at December 31, 2007** | $ 554 | $ 83,010 | $ 5,184 | $ 95 |

*The accompanying notes are an integral part of these financial statements.*

136

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2007 and 2006
### *(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 440 | $ 1,980 | $ 266 | $ 1,918 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | (52) | (10) | (53) |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 58 | 7 | 71 |
| Net unrealized appreciation (depreciation) during the year | 150 | 919 | 255 | 1,237 |
| Net increase (decrease) in net assets from operations | 154 | 925 | 252 | 1,255 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,256 | 12,303 | 3,872 | 15,010 |
| Net increase (decrease) in assets derived from principal transactions | 2,256 | 12,303 | 3,872 | 15,010 |
| Total increase (decrease) in net assets | 2,410 | 13,228 | 4,124 | 16,265 |
| **Net assets at December 31, 2006** | 2,850 | 15,208 | 4,390 | 18,183 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (81) | (12) | (127) |
| Total realized gain (loss) on investments and capital gains distributions | 68 | 673 | 109 | 615 |
| Net unrealized appreciation (depreciation) during the year | 137 | 52 | 135 | 226 |
| Net increase (decrease) in net assets from operations | 204 | 644 | 232 | 714 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,696 | 14,447 | 7,481 | 20,666 |
| Net increase (decrease) in assets derived from principal transactions | 6,696 | 14,447 | 7,481 | 20,666 |
| Total increase (decrease) in net assets | 6,900 | 15,091 | 7,713 | 21,380 |
| **Net assets at December 31, 2007** | $ 9,750 | $ 30,299 | $ 12,103 | $ 39,563 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

|  | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 440 | $ 1,176 | $ 256 | $ 586 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (12) | (41) | (7) | (29) |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 71 | 4 | 61 |
| Net unrealized appreciation (depreciation) during the year | 255 | 874 | 155 | 525 |
| Net increase (decrease) in net assets from operations | 251 | 904 | 152 | 557 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 3,163 | 9,926 | 1,842 | 6,443 |
| Net increase (decrease) in assets derived from principal transactions | 3,163 | 9,926 | 1,842 | 6,443 |
| Total increase (decrease) in net assets | 3,414 | 10,830 | 1,994 | 7,000 |
| **Net assets at December 31, 2006** | 3,854 | 12,006 | 2,250 | 7,586 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (13) | (85) | (12) | (88) |
| Total realized gain (loss) on investments and capital gains distributions | 96 | 381 | 79 | 220 |
| Net unrealized appreciation (depreciation) during the year | 62 | 289 | 27 | 283 |
| Net increase (decrease) in net assets from operations | 145 | 585 | 94 | 415 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 5,831 | 14,953 | 5,514 | 9,461 |
| Net increase (decrease) in assets derived from principal transactions | 5,831 | 14,953 | 5,514 | 9,461 |
| Total increase (decrease) in net assets | 5,976 | 15,538 | 5,608 | 9,876 |
| **Net assets at December 31, 2007** | $ 9,830 | $ 27,544 | $ 7,858 | $ 17,462 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 40 | $ 341 | $ - | $ 429,422 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (8) | - | (4,371) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 15 | - | 21,200 |
| Net unrealized appreciation (depreciation) during the year | 37 | 82 | 1 | 15,200 |
| Net increase (decrease) in net assets from operations | 38 | 89 | 1 | 32,029 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,579 | 2,316 | 38 | (64,164) |
| Net increase (decrease) in assets derived from principal transactions | 1,579 | 2,316 | 38 | (64,164) |
| Total increase (decrease) in net assets | 1,617 | 2,405 | 39 | (32,135) |
| **Net assets at December 31, 2006** | 1,657 | 2,746 | 39 | 397,287 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | (13) | - | (3,472) |
| Total realized gain (loss) on investments and capital gains distributions | 41 | 125 | 13 | 49,859 |
| Net unrealized appreciation (depreciation) during the year | 211 | 63 | (7) | 275 |
| Net increase (decrease) in net assets from operations | 260 | 175 | 6 | 46,662 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,510 | 4,464 | 320 | (54,649) |
| Net increase (decrease) in assets derived from principal transactions | 5,510 | 4,464 | 320 | (54,649) |
| Total increase (decrease) in net assets | 5,770 | 4,639 | 326 | (7,987) |
| **Net assets at December 31, 2007** | $ 7,427 | $ 7,385 | $ 365 | $ 389,300 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 230 | $ - | $ 282,041 | $ 446 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | - | (2,186) | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 19 | - | 6,155 | 12 |
| Net unrealized appreciation (depreciation) during the year | 14 | 9 | 28,097 | 74 |
| Net increase (decrease) in net assets from operations | 30 | 9 | 32,066 | 82 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 165 | 134 | (32,576) | 339 |
| Net increase (decrease) in assets derived from principal transactions | 165 | 134 | (32,576) | 339 |
| Total increase (decrease) in net assets | 195 | 143 | (510) | 421 |
| **Net assets at December 31, 2006** | 425 | 143 | 281,531 | 867 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (2) | (1,573) | (6) |
| Total realized gain (loss) on investments and capital gains distributions | 56 | 53 | 12,711 | 75 |
| Net unrealized appreciation (depreciation) during the year | (3) | (29) | 12,582 | 18 |
| Net increase (decrease) in net assets from operations | 50 | 22 | 23,720 | 87 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 39 | 990 | (30,226) | 280 |
| Net increase (decrease) in assets derived from principal transactions | 39 | 990 | (30,226) | 280 |
| Total increase (decrease) in net assets | 89 | 1,012 | (6,506) | 367 |
| **Net assets at December 31, 2007** | $ 514 | $ 1,155 | $ 275,025 | $ 1,234 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ 118,725 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | - | (618) | - |
| Total realized gain (loss) on investments and capital gains distributions | 7 | - | (16,117) | - |
| Net unrealized appreciation (depreciation) during the year | 17 | 4 | 33,319 | - |
| Net increase (decrease) in net assets from operations | 26 | 4 | 16,584 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 276 | 50 | (17,953) | - |
| Net increase (decrease) in assets derived from principal transactions | 276 | 50 | (17,953) | - |
| Total increase (decrease) in net assets | 302 | 54 | (1,369) | - |
| **Net assets at December 31, 2006** | 302 | 54 | 117,356 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | (1) | (695) | - |
| Total realized gain (loss) on investments and capital gains distributions | 131 | 7 | (6,680) | - |
| Net unrealized appreciation (depreciation) during the year | 122 | (22) | 14,266 | - |
| Net increase (decrease) in net assets from operations | 264 | (16) | 6,891 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4,867 | 483 | (10,814) | 13 |
| Net increase (decrease) in assets derived from principal transactions | 4,867 | 483 | (10,814) | 13 |
| Total increase (decrease) in net assets | 5,131 | 467 | (3,923) | 13 |
| **Net assets at December 31, 2007** | $ 5,433 | $ 521 | $ 113,433 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 134,490 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (349) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (977) | - | 3 | 2 |
| Net unrealized appreciation (depreciation) during the year | 17,951 | - | - | 5 |
| Net increase (decrease) in net assets from operations | 16,625 | - | 3 | 7 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (15,835) | 3 | 21 | 144 |
| Net increase (decrease) in assets derived from principal transactions | (15,835) | 3 | 21 | 144 |
| Total increase (decrease) in net assets | 790 | 3 | 24 | 151 |
| **Net assets at December 31, 2006** | 135,280 | 3 | 24 | 151 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (518) | - | (3) | 3 |
| Total realized gain (loss) on investments and capital gains distributions | (3,980) | - | 16 | 18 |
| Net unrealized appreciation (depreciation) during the year | 4,862 | - | (37) | (42) |
| Net increase (decrease) in net assets from operations | 364 | - | (24) | (21) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (9,172) | 3 | 592 | 252 |
| Net increase (decrease) in assets derived from principal transactions | (9,172) | 3 | 592 | 252 |
| Total increase (decrease) in net assets | (8,808) | 3 | 568 | 231 |
| **Net assets at December 31, 2007** | $ 126,472 | $ 6 | $ 592 | $ 382 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 98,136 | $ - | $ 344,729 | $ 13 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (275) | - | 3,243 | - |
| Total realized gain (loss) on investments and capital gains distributions | 10,310 | - | 16,366 | 2 |
| Net unrealized appreciation (depreciation) during the year | 4,322 | 1 | 20,526 | 4 |
| Net increase (decrease) in net assets from operations | 14,357 | 1 | 40,135 | 6 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (12,252) | 20 | (6,307) | 71 |
| Net increase (decrease) in assets derived from principal transactions | (12,252) | 20 | (6,307) | 71 |
| Total increase (decrease) in net assets | 2,105 | 21 | 33,828 | 77 |
| **Net assets at December 31, 2006** | 100,241 | 21 | 378,557 | 90 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 130 | 3 | 4,947 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 6,497 | 5 | 21,684 | 6 |
| Net unrealized appreciation (depreciation) during the year | (9,132) | (4) | (16,807) | (8) |
| Net increase (decrease) in net assets from operations | (2,505) | 4 | 9,824 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (13,824) | 178 | (63,112) | 97 |
| Net increase (decrease) in assets derived from principal transactions | (13,824) | 178 | (63,112) | 97 |
| Total increase (decrease) in net assets | (16,329) | 182 | (53,288) | 98 |
| **Net assets at December 31, 2007** | $ 83,912 | $ 203 | $ 325,269 | $ 188 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 39,166 | $ 81,185 | $ 73,683 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 629 | 246 | 621 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,407 | 2,151 | 2,774 | - |
| Net unrealized appreciation (depreciation) during the year | (230) | 7,313 | 4,155 | - |
| Net increase (decrease) in net assets from operations | 2,806 | 9,710 | 7,550 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2,452) | (2,303) | 1,574 | - |
| Net increase (decrease) in assets derived from principal transactions | (2,452) | (2,303) | 1,574 | - |
| Total increase (decrease) in net assets | 354 | 7,407 | 9,124 | - |
| **Net assets at December 31, 2006** | 39,520 | 88,592 | 82,807 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 816 | 549 | 904 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 1,684 | 7,336 | 5,765 | - |
| Net unrealized appreciation (depreciation) during the year | (754) | (4,560) | (3,399) | (1) |
| Net increase (decrease) in net assets from operations | 1,746 | 3,325 | 3,270 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3,605) | (7,328) | (12,927) | 157 |
| Net increase (decrease) in assets derived from principal transactions | (3,605) | (7,328) | (12,927) | 157 |
| Total increase (decrease) in net assets | (1,859) | (4,003) | (9,657) | 158 |
| **Net assets at December 31, 2007** | $ 37,661 | $ 84,589 | $ 73,150 | $ 158 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 1,975,255 | $ - | $ 1,438 | 11,168 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 788 | - | 15 | 161 |
| Total realized gain (loss) on investments and capital gains distributions | (131,519) | - | 24 | 80 |
| Net unrealized appreciation (depreciation) during the year | 368,164 | - | 27 | 203 |
| Net increase (decrease) in net assets from operations | 237,433 | - | 66 | 444 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (272,500) | - | (509) | (4,007) |
| Net increase (decrease) in assets derived from principal transactions | (272,500) | - | (509) | (4,007) |
| Total increase (decrease) in net assets | (35,067) | - | (443) | (3,563) |
| **Net assets at December 31, 2006** | 1,940,188 | - | 995 | 7,605 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,797 | 1 | 13 | 113 |
| Total realized gain (loss) on investments and capital gains distributions | (106,075) | - | 22 | 123 |
| Net unrealized appreciation (depreciation) during the year | 217,416 | - | (8) | (14) |
| Net increase (decrease) in net assets from operations | 115,138 | 1 | 27 | 222 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (296,758) | 100 | (105) | (2,129) |
| Net increase (decrease) in assets derived from principal transactions | (296,758) | 100 | (105) | (2,129) |
| Total increase (decrease) in net assets | (181,620) | 101 | (78) | (1,907) |
| **Net assets at December 31, 2007** | $ 1,758,568 | $ 101 | $ 917 | $ 5,698 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 37,121 | $ 645 | $ 4,616 | $ 3,939 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 382 | 2 | 27 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 37 | 28 | 73 | 34 |
| Net unrealized appreciation (depreciation) during the year | 981 | 29 | 222 | 238 |
| Net increase (decrease) in net assets from operations | 1,400 | 59 | 322 | 306 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (10,636) | (19) | (1,007) | (689) |
| Net increase (decrease) in assets derived from principal transactions | (10,636) | (19) | (1,007) | (689) |
| Total increase (decrease) in net assets | (9,236) | 40 | (685) | (383) |
| **Net assets at December 31, 2006** | 27,885 | 685 | 3,931 | 3,556 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 292 | - | 19 | 29 |
| Total realized gain (loss) on investments and capital gains distributions | 305 | 34 | 265 | 196 |
| Net unrealized appreciation (depreciation) during the year | 326 | (30) | (239) | (169) |
| Net increase (decrease) in net assets from operations | 923 | 4 | 45 | 56 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (5,604) | (29) | (1,058) | (1,096) |
| Net increase (decrease) in assets derived from principal transactions | (5,604) | (29) | (1,058) | (1,096) |
| Total increase (decrease) in net assets | (4,681) | (25) | (1,013) | (1,040) |
| **Net assets at December 31, 2007** | $ 23,204 | $ 660 | $ 2,918 | $ 2,516 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 1,556 | $ 220 | $ 107 | $ 80 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | - | (1) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 14 | - | 2 | - |
| Net unrealized appreciation (depreciation) during the year | 109 | 13 | 6 | 3 |
| Net increase (decrease) in net assets from operations | 125 | 13 | 7 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (174) | (65) | (38) | (35) |
| Net increase (decrease) in assets derived from principal transactions | (174) | (65) | (38) | (35) |
| Total increase (decrease) in net assets | (49) | (52) | (31) | (33) |
| **Net assets at December 31, 2006** | 1,507 | 168 | 76 | 47 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 1 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 97 | 5 | 2 | 1 |
| Net unrealized appreciation (depreciation) during the year | (84) | (3) | - | (2) |
| Net increase (decrease) in net assets from operations | 17 | 3 | 2 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (555) | (7) | (2) | - |
| Net increase (decrease) in assets derived from principal transactions | (555) | (7) | (2) | - |
| Total increase (decrease) in net assets | (538) | (4) | - | - |
| **Net assets at December 31, 2007** | $ 969 | $ 164 | $ 76 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP Global Science and Technology Portfolio - Class I | ING VP Growth Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 40,552 | $ 78,900 | $ 532,133 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (405) | (690) | 247 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,142 | (12,107) | (16,794) | 2 |
| Net unrealized appreciation (depreciation) during the year | 589 | 13,849 | 83,656 | - |
| Net increase (decrease) in net assets from operations | 2,326 | 1,052 | 67,109 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (5,284) | (12,115) | (59,790) | 5 |
| Net increase (decrease) in assets derived from principal transactions | (5,284) | (12,115) | (59,790) | 5 |
| Total increase (decrease) in net assets | (2,958) | (11,063) | 7,319 | 7 |
| **Net assets at December 31, 2006** | 37,594 | 67,837 | 539,452 | 7 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (385) | (541) | 1,026 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,796 | (3,169) | (7,474) | (3) |
| Net unrealized appreciation (depreciation) during the year | 4,645 | 13,275 | 27,106 | 2 |
| Net increase (decrease) in net assets from operations | 6,056 | 9,565 | 20,658 | (1) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (816) | (15,081) | (91,018) | 328 |
| Net increase (decrease) in assets derived from principal transactions | (816) | (15,081) | (91,018) | 328 |
| Total increase (decrease) in net assets | 5,240 | (5,516) | (70,360) | 327 |
| **Net assets at December 31, 2007** | $ 42,834 | $ 62,321 | $ 469,092 | $ 334 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 416,465 | $ - | $ 182,246 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,595) | - | (1,106) | - |
| Total realized gain (loss) on investments and capital gains distributions | 47,518 | - | 20,788 | - |
| Net unrealized appreciation (depreciation) during the year | (11,351) | 1 | 3,103 | 1 |
| Net increase (decrease) in net assets from operations | 34,572 | 1 | 22,785 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (29,309) | 42 | (15,154) | 51 |
| Net increase (decrease) in assets derived from principal transactions | (29,309) | 42 | (15,154) | 51 |
| Total increase (decrease) in net assets | 5,263 | 43 | 7,631 | 52 |
| **Net assets at December 31, 2006** | 421,728 | 43 | 189,877 | 52 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (928) | - | (944) | - |
| Total realized gain (loss) on investments and capital gains distributions | 50,730 | 9 | 31,898 | 5 |
| Net unrealized appreciation (depreciation) during the year | (29,602) | (15) | (42,343) | (13) |
| Net increase (decrease) in net assets from operations | 20,200 | (6) | (11,389) | (8) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (60,397) | 306 | (27,178) | 46 |
| Net increase (decrease) in assets derived from principal transactions | (60,397) | 306 | (27,178) | 46 |
| Total increase (decrease) in net assets | (40,197) | 300 | (38,567) | 38 |
| **Net assets at December 31, 2007** | $ 381,531 | $ 343 | $ 151,310 | $ 90 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP International Equity Portfolio - Class I | ING VP International Equity Portfolio - Class S | ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 16,979 | $ - | $ 158,729 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 110 | - | (1,020) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,431 | - | 35,627 | - |
| Net unrealized appreciation (depreciation) during the year | 2,490 | 2 | (10,251) | - |
| Net increase (decrease) in net assets from operations | 4,031 | 2 | 24,356 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,616 | 16 | (13,998) | 11 |
| Net increase (decrease) in assets derived from principal transactions | 1,616 | 16 | (13,998) | 11 |
| Total increase (decrease) in net assets | 5,647 | 18 | 10,358 | 11 |
| **Net assets at December 31, 2006** | 22,626 | 18 | 169,087 | 11 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 587 | 1 | (1,271) | - |
| Total realized gain (loss) on investments and capital gains distributions | 5,552 | 4 | 41,173 | 2 |
| Net unrealized appreciation (depreciation) during the year | (4,879) | (2) | (31,382) | (3) |
| Net increase (decrease) in net assets from operations | 1,260 | 3 | 8,520 | (1) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (23,886) | (21) | (42,469) | 77 |
| Net increase (decrease) in assets derived from principal transactions | (23,886) | (21) | (42,469) | 77 |
| Total increase (decrease) in net assets | (22,626) | (18) | (33,949) | 76 |
| **Net assets at December 31, 2007** | $ - | $ - | $ 135,138 | $ 87 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP Value Opportunity Portfolio - Class I | ING VP Financial Services Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 97,980 | $ 790 | $ 78,444 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 412 | 8 | 1,502 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 2,215 | 154 | 10,192 | 3 |
| Net unrealized appreciation (depreciation) during the year | 11,020 | 159 | 13,241 | 3 |
| Net increase (decrease) in net assets from operations | 13,647 | 321 | 24,935 | 7 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (14,817) | 2,510 | 20,374 | 53 |
| Net increase (decrease) in assets derived from principal transactions | (14,817) | 2,510 | 20,374 | 53 |
| Total increase (decrease) in net assets | (1,170) | 2,831 | 45,309 | 60 |
| **Net assets at December 31, 2006** | 96,810 | 3,621 | 123,753 | 60 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 590 | 19 | 1,111 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 3,989 | 204 | 28,055 | 54 |
| Net unrealized appreciation (depreciation) during the year | (2,489) | (574) | (13,036) | (32) |
| Net increase (decrease) in net assets from operations | 2,090 | (351) | 16,130 | 25 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (16,721) | (707) | 18,248 | 395 |
| Net increase (decrease) in assets derived from principal transactions | (16,721) | (707) | 18,248 | 395 |
| Total increase (decrease) in net assets | (14,631) | (1,058) | 34,378 | 420 |
| **Net assets at December 31, 2007** | $ 82,179 | $ 2,563 | $ 158,131 | $ 480 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class S | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 5,277 | $ - | $ 47,193 | $ 9,331 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (67) | - | 876 | (90) |
| Total realized gain (loss) on investments and capital gains distributions | 327 | - | 4,302 | 709 |
| Net unrealized appreciation (depreciation) during the year | 47 | - | 14,669 | 413 |
| Net increase (decrease) in net assets from operations | 307 | - | 19,847 | 1,032 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 557 | 3 | 19,666 | (172) |
| Net increase (decrease) in assets derived from principal transactions | 557 | 3 | 19,666 | (172) |
| Total increase (decrease) in net assets | 864 | 3 | 39,513 | 860 |
| **Net assets at December 31, 2006** | 6,141 | 3 | 86,706 | 10,191 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (76) | - | 1,131 | (95) |
| Total realized gain (loss) on investments and capital gains distributions | 552 | - | 13,392 | 797 |
| Net unrealized appreciation (depreciation) during the year | 1,043 | 7 | (26,636) | 155 |
| Net increase (decrease) in net assets from operations | 1,519 | 7 | (12,113) | 857 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,098 | 60 | (25,561) | 867 |
| Net increase (decrease) in assets derived from principal transactions | 2,098 | 60 | (25,561) | 867 |
| Total increase (decrease) in net assets | 3,617 | 67 | (37,674) | 1,724 |
| **Net assets at December 31, 2007** | $ 9,758 | $ 70 | $ 49,032 | $ 11,915 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 637,454 | $ 405,018 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 8,254 | 11,890 | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (9,580) | (383) | - |
| Net unrealized appreciation (depreciation) during the year | - | 52,946 | 232 | - |
| Net increase (decrease) in net assets from operations | (2) | 51,620 | 11,739 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 12 | (100,710) | (16,611) | 12 |
| Net increase (decrease) in assets derived from principal transactions | 12 | (100,710) | (16,611) | 12 |
| Total increase (decrease) in net assets | 10 | (49,090) | (4,872) | 12 |
| **Net assets at December 31, 2006** | 10 | 588,364 | 400,146 | 12 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 8,816 | 11,361 | 9 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 15,720 | 185 | 2 |
| Net unrealized appreciation (depreciation) during the year | - | 253 | 8,421 | (1) |
| Net increase (decrease) in net assets from operations | 1 | 24,789 | 19,967 | 10 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6 | (84,719) | 1,139 | 227 |
| Net increase (decrease) in assets derived from principal transactions | 6 | (84,719) | 1,139 | 227 |
| Total increase (decrease) in net assets | 7 | (59,930) | 21,106 | 237 |
| **Net assets at December 31, 2007** | $ 17 | $ 528,434 | $ 421,252 | $ 249 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING VP Money Market Portfolio - Class I | ING VP Natural Resources Trust | Janus Adviser Balanced Fund - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 210,711 | 57,780 | $ 1 | $ 508 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,985 | (775) | - | 4 |
| Total realized gain (loss) on investments and capital gains | | | | |
| distributions | 1,326 | 13,790 | - | 25 |
| Net unrealized appreciation (depreciation) during the year | 5,988 | (2,424) | - | 10 |
| Net increase (decrease) in net assets from operations | 11,299 | 10,591 | - | 39 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 140,762 | 4,610 | - | (153) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 140,762 | 4,610 | - | (153) |
| Total increase (decrease) in net assets | 152,061 | 15,201 | - | (114) |
| **Net assets at December 31, 2006** | 362,772 | 72,981 | 1 | 394 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12,496 | 100 | - | 5 |
| Total realized gain (loss) on investments and capital gains | | | | |
| distributions | 2,597 | 3,577 | - | 30 |
| Net unrealized appreciation (depreciation) during the year | 4,291 | (7,706) | - | - |
| Net increase (decrease) in net assets from operations | 19,384 | (4,029) | - | 35 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 138,090 | (68,952) | - | (62) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 138,090 | (68,952) | - | (62) |
| Total increase (decrease) in net assets | 157,474 | (72,981) | - | (27) |
| **Net assets at December 31, 2007** | $ 520,246 | $ - | $ 1 | $ 367 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 146 | $ 185 | $ 489 | $ 381 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | (6) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (5) | 7 | 47 | 22 |
| Net unrealized appreciation (depreciation) during the year | 4 | 10 | 13 | 30 |
| Net increase (decrease) in net assets from operations | 3 | 16 | 54 | 54 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (35) | (53) | (77) | (82) |
| Net increase (decrease) in assets derived from principal transactions | (35) | (53) | (77) | (82) |
| Total increase (decrease) in net assets | (32) | (37) | (23) | (28) |
| **Net assets at December 31, 2006** | 114 | 148 | 466 | 353 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | (5) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 13 | 79 | 27 |
| Net unrealized appreciation (depreciation) during the year | 5 | 7 | 19 | 4 |
| Net increase (decrease) in net assets from operations | 6 | 19 | 93 | 30 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (21) | (17) | (69) | (66) |
| Net increase (decrease) in assets derived from principal transactions | (21) | (17) | (69) | (66) |
| Total increase (decrease) in net assets | (15) | 2 | 24 | (36) |
| **Net assets at December 31, 2007** | $ 99 | $ 150 | $ 490 | $ 317 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Lazard Mid Cap Portfolio - Open Shares | Legg Mason Value Trust, Inc. - Primary Class | LKCM Aquinas Growth Fund | Lord Abbett Affiliated Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 1,329 | $ - | $ 747 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (14) | (1) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | - | 30 | 1 | 80 |
| Net unrealized appreciation (depreciation) during the year | - | 60 | 17 | 65 |
| Net increase (decrease) in net assets from operations | - | 76 | 17 | 147 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 109 | 166 | 350 |
| Net increase (decrease) in assets derived from principal transactions | - | 109 | 166 | 350 |
| Total increase (decrease) in net assets | - | 185 | 183 | 497 |
| **Net assets at December 31, 2006** | - | 1,514 | 183 | 1,244 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 17 | (2) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 192 | 17 | 65 |
| Net unrealized appreciation (depreciation) during the year | (61) | (210) | 8 | (52) |
| Net increase (decrease) in net assets from operations | (42) | (1) | 23 | 12 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 368 | (1,513) | 30 | (1,256) |
| Net increase (decrease) in assets derived from principal transactions | 368 | (1,513) | 30 | (1,256) |
| Total increase (decrease) in net assets | 326 | (1,514) | 53 | (1,244) |
| **Net assets at December 31, 2007** | $ 326 | $ - | $ 236 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 818 | $ 980 | $ 122,782 | $ 147,309 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (13) | 298 | (799) |
| Total realized gain (loss) on investments and capital gains distributions | 120 | 207 | 7,692 | 18,446 |
| Net unrealized appreciation (depreciation) during the year | (13) | 9 | 11,603 | (1,948) |
| Net increase (decrease) in net assets from operations | 102 | 203 | 19,593 | 15,699 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 161 | 196 | (160) | (6,774) |
| Net increase (decrease) in assets derived from principal transactions | 161 | 196 | (160) | (6,774) |
| Total increase (decrease) in net assets | 263 | 399 | 19,433 | 8,925 |
| **Net assets at December 31, 2006** | 1,081 | 1,379 | 142,215 | 156,234 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (14) | (832) | (1,001) |
| Total realized gain (loss) on investments and capital gains distributions | 221 | 258 | 24,333 | 25,132 |
| Net unrealized appreciation (depreciation) during the year | (229) | (112) | (21,780) | (24,441) |
| Net increase (decrease) in net assets from operations | (15) | 132 | 1,721 | (310) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 191 | 137 | (143,936) | (9,690) |
| Net increase (decrease) in assets derived from principal transactions | 191 | 137 | (143,936) | (9,690) |
| Total increase (decrease) in net assets | 176 | 269 | (142,215) | (10,000) |
| **Net assets at December 31, 2007** | $ 1,257 | $ 1,648 | $ - | $ 146,234 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | Massachusetts Investors Growth Stock Fund - Class A | MFS® Total Return Series - Initial Class | Moderate Allocation Portfolio | Neuberger Berman Socially Responsive Fund® - Trust Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 421 | $ 82,747 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | 1,041 | - | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 3,933 | 1 | 6 |
| Net unrealized appreciation (depreciation) during the year | 35 | 3,101 | (1) | 30 |
| Net increase (decrease) in net assets from operations | 35 | 8,075 | - | 35 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 140 | (9,802) | 25 | 484 |
| Net increase (decrease) in assets derived from principal transactions | 140 | (9,802) | 25 | 484 |
| Total increase (decrease) in net assets | 175 | (1,727) | 25 | 519 |
| **Net assets at December 31, 2006** | 596 | 81,020 | 25 | 519 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 1,616 | - | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 10,644 | 2 | 85 |
| Net unrealized appreciation (depreciation) during the year | 62 | (10,212) | - | (43) |
| Net increase (decrease) in net assets from operations | 66 | 2,048 | 2 | 39 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 75 | (83,068) | (1) | 1,427 |
| Net increase (decrease) in assets derived from principal transactions | 75 | (83,068) | (1) | 1,427 |
| Total increase (decrease) in net assets | 141 | (81,020) | 1 | 1,466 |
| **Net assets at December 31, 2007** | $ 737 | $ - | $ 26 | $ 1,985 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 486 | $ 22,033 | $ 316 | $ 115,468 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | 172 | (4) | 286 |
| Total realized gain (loss) on investments and capital gains distributions | 89 | 3,613 | 4 | 23,254 |
| Net unrealized appreciation (depreciation) during the year | 47 | 1,076 | 23 | 4,924 |
| Net increase (decrease) in net assets from operations | 145 | 4,861 | 23 | 28,464 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 573 | 1,031 | 75 | 19,950 |
| Net increase (decrease) in assets derived from principal transactions | 573 | 1,031 | 75 | 19,950 |
| Total increase (decrease) in net assets | 718 | 5,892 | 98 | 48,414 |
| **Net assets at December 31, 2006** | 1,204 | 27,925 | 414 | 163,882 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 55 | 397 | (5) | (159) |
| Total realized gain (loss) on investments and capital gains distributions | 418 | 3,385 | 18 | 39,241 |
| Net unrealized appreciation (depreciation) during the year | 96 | 830 | 45 | 15,075 |
| Net increase (decrease) in net assets from operations | 569 | 4,612 | 58 | 54,157 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,265 | 8,924 | 125 | 12,959 |
| Net increase (decrease) in assets derived from principal transactions | 2,265 | 8,924 | 125 | 12,959 |
| Total increase (decrease) in net assets | 2,834 | 13,536 | 183 | 67,116 |
| **Net assets at December 31, 2007** | $ 4,038 | $ 41,461 | $ 597 | $ 230,998 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | Oppenheimer Global Fund - Class A | Oppenheimer Main Street Fund® - Class A | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 50 | $ 22 | $ 711 | $ 41 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (1) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 7 | 89 | 2 |
| Net unrealized appreciation (depreciation) during the year | 5 | 4 | 24 | 10 |
| Net increase (decrease) in net assets from operations | 14 | 11 | 112 | 11 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 66 | 142 | (58) | 71 |
| Net increase (decrease) in assets derived from principal transactions | 66 | 142 | (58) | 71 |
| Total increase (decrease) in net assets | 80 | 153 | 54 | 82 |
| **Net assets at December 31, 2006** | 130 | 175 | 765 | 123 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1) | 2 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 15 | 14 | 101 | 5 |
| Net unrealized appreciation (depreciation) during the year | (7) | (5) | (60) | - |
| Net increase (decrease) in net assets from operations | 7 | 8 | 43 | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (137) | (183) | (230) | (12) |
| Net increase (decrease) in assets derived from principal transactions | (137) | (183) | (230) | (12) |
| Total increase (decrease) in net assets | (130) | (175) | (187) | (8) |
| **Net assets at December 31, 2007** | $ - | $ - | $ 578 | $ 115 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Mid Cap Fund/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 1,052 | $ 3 | $ 154 | $ 54,353 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (35) | - | 5 | 390 |
| Total realized gain (loss) on investments and capital gains distributions | 142 | - | 3 | 5,652 |
| Net unrealized appreciation (depreciation) during the year | 170 | - | 1 | (109) |
| Net increase (decrease) in net assets from operations | 277 | - | 9 | 5,933 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,393 | (2) | (35) | (10,189) |
| Net increase (decrease) in assets derived from principal transactions | 3,393 | (2) | (35) | (10,189) |
| Total increase (decrease) in net assets | 3,670 | (2) | (26) | (4,256) |
| **Net assets at December 31, 2006** | 4,722 | 1 | 128 | 50,097 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (54) | - | 4 | 411 |
| Total realized gain (loss) on investments and capital gains distributions | 242 | - | 4 | 3,027 |
| Net unrealized appreciation (depreciation) during the year | (481) | (1) | 3 | 830 |
| Net increase (decrease) in net assets from operations | (293) | (1) | 11 | 4,268 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,542 | 31 | (14) | 5,093 |
| Net increase (decrease) in assets derived from principal transactions | 2,542 | 31 | (14) | 5,093 |
| Total increase (decrease) in net assets | 2,249 | 30 | (3) | 9,361 |
| **Net assets at December 31, 2007** | $ 6,971 | $ 31 | $ 125 | $ 59,458 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | | Pioneer Fund - Class A | | Pioneer High Yield Fund - Class A | | Pioneer Emerging Markets VCT Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ | 22,843 | $ | 25 | $ | 742 | $ | - |
| | | | | | | | | |
| **Increase (decrease) in net assets from operations** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 807 | | - | | 53 | | - |
| Total realized gain (loss) on investments and capital gains distributions | | 291 | | 4 | | 70 | | - |
| Net unrealized appreciation (depreciation) during the year | | (1,136) | | 1 | | 1 | | - |
| Net increase (decrease) in net assets from operations | | (38) | | 5 | | 124 | | - |
| Changes from contract transactions: | | | | | | | | |
| Total unit transactions | | 2,631 | | 16 | | 1,014 | | - |
| Net increase (decrease) in assets derived from principal transactions | | 2,631 | | 16 | | 1,014 | | - |
| Total increase (decrease) in net assets | | 2,593 | | 21 | | 1,138 | | - |
| **Net assets at December 31, 2006** | | 25,436 | | 46 | | 1,880 | | - |
| | | | | | | | | |
| **Increase (decrease) in net assets from operations** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 1,034 | | - | | 110 | | (77) |
| Total realized gain (loss) on investments and capital gains distributions | | (532) | | 3 | | 165 | | 127 |
| Net unrealized appreciation (depreciation) during the year | | 2,140 | | (2) | | (148) | | 1,639 |
| Net increase (decrease) in net assets from operations | | 2,642 | | 1 | | 127 | | 1,689 |
| Changes from contract transactions: | | | | | | | | |
| Total unit transactions | | 5,949 | | (47) | | 1,387 | | 27,385 |
| Net increase (decrease) in assets derived from principal transactions | | 5,949 | | (47) | | 1,387 | | 27,385 |
| Total increase (decrease) in net assets | | 8,591 | | (46) | | 1,514 | | 29,074 |
| **Net assets at December 31, 2007** | $ | 34,027 | $ | - | $ | 3,394 | $ | 29,074 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | Pioneer Equity Income VCT Portfolio - Class I | Pioneer Fund VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 69,926 | $ 4,548 | $ 6,949 | $ 77,468 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,544 | 37 | 443 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 3,202 | 165 | 30 | 20,511 |
| Net unrealized appreciation (depreciation) during the year | 12,848 | 802 | 280 | (11,870) |
| Net increase (decrease) in net assets from operations | 17,594 | 1,004 | 753 | 8,643 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 31,787 | 4,161 | 4,595 | (4,805) |
| Net increase (decrease) in assets derived from principal transactions | 31,787 | 4,161 | 4,595 | (4,805) |
| Total increase (decrease) in net assets | 49,381 | 5,165 | 5,348 | 3,838 |
| **Net assets at December 31, 2006** | 119,307 | 9,713 | 12,297 | 81,306 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 912 | 14 | 691 | 176 |
| Total realized gain (loss) on investments and capital gains distributions | 17,990 | 1,569 | (25) | (234) |
| Net unrealized appreciation (depreciation) during the year | (17,177) | (1,170) | (53) | 5,905 |
| Net increase (decrease) in net assets from operations | 1,725 | 413 | 613 | 5,847 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (119,843) | (10,126) | 6,409 | (86,640) |
| Net increase (decrease) in assets derived from principal transactions | (119,843) | (10,126) | 6,409 | (86,640) |
| Total increase (decrease) in net assets | (118,118) | (9,713) | 7,022 | (80,793) |
| **Net assets at December 31, 2007** | $ 1,189 | $ - | $ 19,319 | $ 513 |

*The accompanying notes are an integral part of these financial statements.*

163

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | Premier VIT OpCap Mid Cap Portfolio | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 775 | $ - | $ 637 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | - | 10 |
| Total realized gain (loss) on investments and capital gains distributions | - | 102 | 1 | 77 |
| Net unrealized appreciation (depreciation) during the year | - | 50 | 2 | 44 |
| Net increase (decrease) in net assets from operations | - | 150 | 3 | 131 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 85 | 27 | 108 |
| Net increase (decrease) in assets derived from principal transactions | - | 85 | 27 | 108 |
| Total increase (decrease) in net assets | - | 235 | 30 | 239 |
| **Net assets at December 31, 2006** | - | 1,010 | 30 | 876 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 10 | 1 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 137 | 2 | 316 |
| Net unrealized appreciation (depreciation) during the year | (5) | (155) | (4) | (160) |
| Net increase (decrease) in net assets from operations | (9) | (8) | (1) | 166 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 402 | (11) | 32 | 368 |
| Net increase (decrease) in assets derived from principal transactions | 402 | (11) | 32 | 368 |
| Total increase (decrease) in net assets | 393 | (19) | 31 | 534 |
| **Net assets at December 31, 2007** | $ 393 | $ 991 | $ 61 | $ 1,410 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | Templeton Growth Fund, Inc. - Class A | Templeton Global Bond Fund - Class A | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 371 | $ 15,341 | $ 3,894 | $ 145,130 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 1,080 | 1 | (97) |
| Total realized gain (loss) on investments and capital gains distributions | 48 | 7 | 272 | 12,415 |
| Net unrealized appreciation (depreciation) during the year | 53 | 1,476 | 277 | 5,132 |
| Net increase (decrease) in net assets from operations | 107 | 2,563 | 550 | 17,450 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 215 | 15,150 | 3,369 | 34,004 |
| Net increase (decrease) in assets derived from principal transactions | 215 | 15,150 | 3,369 | 34,004 |
| Total increase (decrease) in net assets | 322 | 17,713 | 3,919 | 51,454 |
| **Net assets at December 31, 2006** | 693 | 33,054 | 7,813 | 196,584 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6) | 3,435 | 17 | 178 |
| Total realized gain (loss) on investments and capital gains distributions | 60 | 123 | 884 | 17,791 |
| Net unrealized appreciation (depreciation) during the year | (56) | 1,205 | (45) | 2,330 |
| Net increase (decrease) in net assets from operations | (2) | 4,763 | 856 | 20,299 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (691) | 34,847 | 3,773 | 31,895 |
| Net increase (decrease) in assets derived from principal transactions | (691) | 34,847 | 3,773 | 31,895 |
| Total increase (decrease) in net assets | (693) | 39,610 | 4,629 | 52,194 |
| **Net assets at December 31, 2007** | $ - | $ 72,664 | $ 12,442 | $ 248,778 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | The Income Fund of America® - Class R-3 | UBS U.S. Small Cap Growth Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 295 | $ 73 | $ 63 | $ 240 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | (2) | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 32 | 12 | 1 | 15 |
| Net unrealized appreciation (depreciation) during the year | 68 | 2 | 11 | 19 |
| Net increase (decrease) in net assets from operations | 116 | 12 | 12 | 37 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 621 | 180 | 25 | (42) |
| Net increase (decrease) in assets derived from principal transactions | 621 | 180 | 25 | (42) |
| Total increase (decrease) in net assets | 737 | 192 | 37 | (5) |
| **Net assets at December 31, 2006** | 1,032 | 265 | 100 | 235 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 34 | (2) | 1 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 96 | 22 | 4 | 19 |
| Net unrealized appreciation (depreciation) during the year | (114) | (9) | (2) | (15) |
| Net increase (decrease) in net assets from operations | 16 | 11 | 3 | 7 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 612 | (276) | 11 | 62 |
| Net increase (decrease) in assets derived from principal transactions | 612 | (276) | 11 | 62 |
| Total increase (decrease) in net assets | 628 | (265) | 14 | 69 |
| **Net assets at December 31, 2007** | $ 1,660 | $ - | $ 114 | $ 304 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Small Company Growth Portfolio | Wanger International Small Cap | Wanger Select | Wanger U.S. Smaller Companies |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ 6,985 | $ 9,257 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (114) | (121) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 406 | 761 |
| Net unrealized appreciation (depreciation) during the year | - | - | 2,627 | 209 |
| Net increase (decrease) in net assets from operations | - | - | 2,919 | 849 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 18 | - | 16,148 | 7,005 |
| Net increase (decrease) in assets derived from principal transactions | 18 | - | 16,148 | 7,005 |
| Total increase (decrease) in net assets | 18 | - | 19,067 | 7,854 |
| **Net assets at December 31, 2006** | 18 | - | 26,052 | 17,111 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (24) | (497) | (197) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 39 | 1,366 | 1,351 |
| Net unrealized appreciation (depreciation) during the year | (3) | (156) | 735 | (498) |
| Net increase (decrease) in net assets from operations | (2) | (141) | 1,604 | 656 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 70 | 9,764 | 39,236 | 3,759 |
| Net increase (decrease) in assets derived from principal transactions | 70 | 9,764 | 39,236 | 3,759 |
| Total increase (decrease) in net assets | 68 | 9,623 | 40,840 | 4,415 |
| **Net assets at December 31, 2007** | $ 86 | $ 9,623 | $ 66,892 | $ 21,526 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-3 | Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|---|
| **Net assets at January 1, 2006** | $ 2,177 | $ 66,271 | $ - |
| | | | |
| **Increase (decrease) in net assets from operations** | | | |
| Operations: | | | |
| Net investment income (loss) | 27 | 689 | - |
| Total realized gain (loss) on investments and capital gains distributions | 105 | 2,651 | 2 |
| Net unrealized appreciation (depreciation) during the year | 334 | 8,652 | (1) |
| Net increase (decrease) in net assets from operations | 466 | 11,992 | 1 |
| Changes from contract transactions: | | | |
| Total unit transactions | 1,215 | 9,893 | 20 |
| Net increase (decrease) in assets derived from principal transactions | 1,215 | 9,893 | 20 |
| Total increase (decrease) in net assets | 1,681 | 21,885 | 21 |
| **Net assets at December 31, 2006** | 3,858 | 88,156 | 21 |
| | | | |
| **Increase (decrease) in net assets from operations** | | | |
| Operations: | | | |
| Net investment income (loss) | 44 | 811 | - |
| Total realized gain (loss) on investments and capital gains distributions | 390 | 7,508 | 7 |
| Net unrealized appreciation (depreciation) during the year | (338) | (5,611) | (5) |
| Net increase (decrease) in net assets from operations | 96 | 2,708 | 2 |
| Changes from contract transactions: | | | |
| Total unit transactions | 1,250 | 384 | 24 |
| Net increase (decrease) in assets derived from principal transactions | 1,250 | 384 | 24 |
| Total increase (decrease) in net assets | 1,346 | 3,092 | 26 |
| **Net assets at December 31, 2007** | $ 5,204 | $ 91,248 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2007, the Account had 234 investment divisions (the "Divisions"), 77 of which invest in independently managed mutual funds and 157 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"), formerly Directed Services, Inc. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2007 and related Trusts are as follows:

AIM Growth Series:
   AIM Mid Cap Core Equity Fund - Class A
   AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
   AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund, Inc. -
     Class A
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein Growth and Income Portfolio -
     Class A
Allianz Funds:
   Allianz NFJ Small-Cap Value - Class A
American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-3
American Century Quantitative Equity Funds, Inc.:
   American Century Income & Growth Fund - A Class

Ariel Investment Trust:
   Ariel Appreciation Fund
   Ariel Fund
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Capital One Funds:
   Capital One Mid Cap Equity Fund - Class A
DWS Institutional Funds:
   DWS Equity 500 Index Fund - Class S
EuroPacific Growth Fund®:
   EuroPacific Growth Fund® - Class R-3
   EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
   Evergreen Equity Income Fund - Class I**
   Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class*
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial
    Class
Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio -
    Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class**
  ING BlackRock Large Cap Growth Portfolio - Service
    Class*
  ING BlackRock Large Cap Growth Portfolio - Service
    2 Class**
  ING Evergreen Health Sciences Portfolio - Service
    Class
  ING Evergreen Omega Portfolio - Service Class*
  ING FMR℠ Diversified Mid Cap Portfolio - Service
    Class
  ING FMR℠ Large Cap Growth Portfolio -
    Institutional Class*
  ING FMR℠ Large Cap Growth Portfolio - Service
    Class*
  ING Global Resources Portfolio - Institutional Class*
  ING Global Resources Portfolio - Service Class*
  ING Janus Contrarian Portfolio - Service Class**
  ING JPMorgan Emerging Markets Equity Portfolio -
    Adviser Class*
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING JPMorgan Value Opportunities Portfolio -
    Institutional Class*
  ING JPMorgan Value Opportunities Portfolio -
    Service Class*
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional
    Class*

ING Investors Trust (continued):
  ING Lord Abbett Affiliated Portfolio - Service Class*
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio -
    Adviser Class**
  ING Marsico International Opportunities Portfolio -
    Service Class
  ING MFS Total Return Portfolio - Adviser Class*
  ING MFS Total Return Portfolio - Institutional Class*
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service
    Class
  ING PIMCO High Yield Portfolio - Institutional
    Class*
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional
    Class**
  ING Pioneer Fund Portfolio - Institutional Class*
  ING Pioneer Fund Portfolio - Service Class*
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class*
  ING Pioneer Mid Cap Value Portfolio - Service
    Class*
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser
    Class*
  ING T. Rowe Price Equity Income Portfolio - Service
    Class*
  ING Templeton Global Growth Portfolio -
    Institutional Class*
  ING Templeton Global Growth Portfolio - Service
    Class*
  ING Van Kampen Capital Growth Portfolio - Service
    Class*
  ING Van Kampen Growth and Income Portfolio -
    Service Class
  ING Van Kampen Real Estate Portfolio - Institutional
    Class*
  ING Van Kampen Real Estate Portfolio - Service
    Class*
  ING VP Index Plus International Equity Portfolio -
    Institutional Class**
  ING VP Index Plus International Equity Portfolio -
    Service Class*
  ING Wells Fargo Disciplined Value Portfolio -
    Adviser Class**
  ING Wells Fargo Disciplined Value Portfolio -
    Service Class*
  ING Wells Fargo Small Cap Disciplined Portfolio -
    Service Class*
ING Mutual Funds:
  ING International Growth Opportunities Fund -
    Class Q
  ING International SmallCap Fund - Class A

ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Adviser Class*
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Small-Mid Cap Value
    Portfolio - Adviser Class*
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class*
  ING Baron Small Cap Growth Portfolio - Adviser
    Class*
  ING Baron Small Cap Growth Portfolio - Service
    Class
  ING Columbia Small Cap Value II Portfolio - Service
    Class*
  ING Davis New York Venture Portfolio - Service
    Class
  ING Fidelity® VIP Mid Cap Portfolio - Service
    Class*
  ING JPMorgan International Portfolio - Adviser
    Class*
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser
    Class*
  ING JPMorgan Mid Cap Value Portfolio - Service
    Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Adviser Class*
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Adviser Class*
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Service
    Class*
  ING Neuberger Berman Regency Portfolio - Service
    Class*
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class*
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio -
    Adviser Class*
  ING Oppenheimer Strategic Income Portfolio - Initial
    Class
  ING PIMCO Total Return Portfolio - Adviser Class*
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class*
  ING Pioneer High Yield Portfolio - Service Class*
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class*
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio -
    Adviser Class*
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING T. Rowe Price Growth Equity Portfolio - Service
    Class
  ING Templeton Foreign Equity Portfolio - Service
    Class*
  ING Thornburg Value Portfolio - Adviser Class*
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser
    Class**
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class*
  ING UBS U.S. Small Cap Growth Portfolio - Service
    Class*
  ING Van Kampen Comstock Portfolio - Adviser
    Class*
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Adviser Class*
  ING Van Kampen Equity and Income Portfolio -
    Initial Class
  ING Van Kampen Equity and Income Portfolio -
    Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio -
    Class I
  ING VP Strategic Allocation Growth Portfolio -
    Class I
  ING VP Strategic Allocation Moderate Portfolio -
    Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class A**
  ING VP Growth and Income Portfolio - Class I
  ING VP Growth and Income Portfolio - Class S**
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5

ING Variable Insurance Trust (continued):
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
    ING VP Global Science and Technology Portfolio -
      Class I
    ING VP Growth Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class S*
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class S*
    ING VP Index Plus SmallCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class S*
    ING VP Small Company Portfolio - Class I
    ING VP Small Company Portfolio - Class S*
    ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
    ING VP Financial Services Portfolio - Class I
    ING VP International Value Portfolio - Class I
    ING VP International Value Portfolio - Class S*
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class S*
    ING VP Real Estate Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class S*
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
    ING VP Intermediate Bond Portfolio - Class S*
ING VP Money Market Portfolio:
    ING VP Money Market Portfolio - Class I
Janus Adviser Series:
    Janus Adviser Balanced Fund - Class S
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional
      Shares
    Janus Aspen Series Flexible Bond Portfolio -
      Institutional Shares
    Janus Aspen Series Large Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Mid Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Worldwide Growth Portfolio -
      Institutional Shares
Lazard Funds, Inc.:
    Lazard Mid Cap Portfolio - Open Shares**
LKCM Funds:
    LKCM Aquinas Growth Fund*
Lord Abbett Mid Cap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A

Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio -
      Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund -
      Class A
Moderate Allocation Portfolio:
    Moderate Allocation Portfolio
Neuberger Berman Equity Funds®:
    Neuberger Berman Socially Responsive Fund® -
      Trust Class*
New Perspective Fund®, Inc.:
    New Perspective Fund®, Inc. - Class R-3
    New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer Mid Cap Fund/VA
    Oppenheimer Strategic Bond Fund/VA
Pax World Fund Series Trust I:
    Pax World Balanced Fund
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I**
    Pioneer Equity Income VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I
    Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT:
    Premier VIT OpCap Mid Cap Portfolio**
T. Rowe Price Mid-Cap Value Fund, Inc.:
    T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
    T. Rowe Price Value Fund - Advisor Class*
Templeton Funds, Inc.:
    Templeton Foreign Fund - Class A
Templeton Income Trust:
    Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
    The Growth Fund of America® - Class R-3
    The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
    The Income Fund of America® - Class R-3
Vanguard® Variable Insurance Fund:
    Diversified Value Portfolio
    Equity Income Portfolio
    Small Company Growth Portfolio
Wanger Advisors Trust:
    Wanger International Small Cap**
    Wanger Select
    Wanger U.S. Smaller Companies

Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. - Class R-3
  Washington Mutual Investors Fund[SM], Inc. - Class R-4

Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A*

\*     Division added in 2006
\*\*   Division added in 2007

The names of certain Divisions were changed during 2007.  The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| American Century Quantitative Equity Funds, Inc.: | American Century Quantitative Equity Funds, Inc.: |
| American Century Income & Growth Fund - A Class | American Century Income & Growth Fund - Advisor Class |
| ING Investors Trust: | ING Investors Trust: |
| ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Equity Growth Portfolio - Service Class |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class |
| ING Mutual Funds: | ING Mutual Funds: |
| ING International Growth Opportunities Fund - Class Q | ING International Fund - Class Q |
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING Davis New York Venture Portfolio - Service Class | ING Davis Venture Value Portfolio - Service Class |
| ING Series Fund, Inc.: | ING Series Fund, Inc.: |
| ING Money Market Fund - Class A | ING Aeltus Money Market Fund  - Class A |
| Pax World Funds Series Trust I: | Pax World Balanced Fund, Inc.: |
| Pax World Balanced Fund | Pax World Balanced Fund, Inc. |
| Oppenheimer Variable Account Funds: | Oppenheimer Variable Account Funds: |
| Oppenheimer Mid Cap Fund/VA | Oppenheimer Aggressive Growth/VA |

During 2007, the following Divisions were closed to contractowners:

Baron Investment Funds Trust:
  Baron Asset Fund
  Baron Growth Fund
Fidelity® Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T
ING GET Fund:
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING Legg Mason Partners All Cap Portfolio - Service
    Class
ING Partners, Inc.:
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING Fundamental Research Portfolio - Adviser Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio -
    Service Class
  ING Goldman Sachs® Structured Equity Portfolio -
    Adviser Class
ING Variable Portfolios, Inc.:
  ING VP International Equity Portfolio - Class I
  ING VP International Equity Portfolio - Class S

ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Legg Mason Value Trust, Inc.:
  Legg Mason Value Trust, Inc. - Primary Class
Lord Abbett Affiliated Fund, Inc.:
  Lord Abbett Affiliated Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income
    Portfolio - Class VC
MFS® Variable Insurance Trust[SM]:
  MFS® Total Return Series - Initial Class
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A
Oppenheimer Main Street Funds®, Inc.:
  Oppenheimer Main Street Fund® - Class A
Pioneer Fund:
  Pioneer Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Fund VCT Portfolio - Class I
Templeton Growth Fund, Inc.:
  Templeton Growth Fund, Inc. - Class A
UBS Funds:
  UBS U.S. Small Cap Growth Fund - Class A

The following Divisions were offered during 2007, but had no investments as of December 31, 2007:

AIM Equity Funds:
  AIM Charter Fund - Class A
  AIM Constellation Fund - Class A
AIM Investment Securities Funds:
  AIM Income Fund - Class A
AIM Stock Funds:
  AIM Dynamics Fund - Investor Class
Alger Funds:
  Alger SmallCap Growth Fund - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Small-Cap Value Fund - Institutional Class
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-4
American Century Mutual Funds:
  American Century Ultra® Fund - A Class
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
  Artisan International Value Fund - Investor Shares
BlackRock Large Cap Series Funds, Inc.:
  BlackRock Large Cap Value Fund - Class A
Calvert World Values Fund, Inc.:
  Calvert Capital Accumulation Fund - Class A
Capital World Growth & Income Fund®, Inc.:
  Capital World Growth and Income Fund^SM - Class R-4
  Capital World Growth and Income Fund^SM - Class R-5
Citizens Funds®:
  Citizens Core Growth Fund - Administrative Shares
  Citizens Emerging Growth Fund - Administrative Shares
  Citizens Global Equity Fund - Administrative Shares
Columbia Acorn Trust:
  Columbia^SM Acorn USA® Fund - Class A
Davis New York Venture Fund, Inc.:
  Davis New York Venture Fund - Class R
Fidelity® Advisor Series I:
  Fidelity® Advisor Balanced Fund - Class T
  Fidelity® Advisor Equity Growth Fund - Class T
  Fidelity® Advisor Equity Income Fund - Class T
  Fidelity® Advisor Growth Opportunities Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund Portfolio - Service Class 2
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Value Investors Trust:
  Franklin Balance Sheet Investment Fund - Class A

Goldman Sachs Trust:
  Goldman Sachs Capital Growth Fund - Class A
  Goldman Sachs International Equity Fund - Class A
ING Equity Trust:
  ING LargeCap Growth Fund - Class A
  ING SmallCap Opportunities Fund - Class A
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Adviser Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^SM Diversified Mid Cap Portfolio - Adviser Class
  ING FMR^SM Equity Income Portfolio - Institutional Class
  ING FMR^SM Equity Income Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class
ING Mayflower Trust:
  ING International Value Fund - Class A
ING Mutual Funds:
  ING Global Value Choice Fund - Class A
ING Partners, Inc.:
  ING Columbia Small Cap Value II Portfolio - Adviser Class
  ING Davis New York Venture Portfolio - Adviser Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Service Class
ING Series Fund, Inc.:
  ING Balanced Fund - Class A
  ING Global Science and Technology Fund - Class A
  ING Growth and Income Fund - Class A
  ING Index Plus LargeCap Fund - Class A
  ING Index Plus MidCap Fund - Class A
  ING Index Plus SmallCap Fund - Class A
  ING Money Market Fund - Class A
  ING Small Company Fund - Class A
  ING Strategic Allocation Conservative Fund - Class A
  ING Strategic Allocation Growth Fund - Class A
  ING Strategic Allocation Moderate Fund - Class A
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class S
  ING VP Growth Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S

Janus Adviser Series:
  Janus Adviser Series Flexible Bond Fund - Class S
  Janus Adviser Series Forty Fund - Class S
  Janus Adviser Series Large Cap Growth Fund -
    Class S
  Janus Adviser Series Mid Cap Growth Fund - Class S
  Janus Adviser Series Worldwide Fund - Class S
Keeley Small Cap Value Fund, Inc.:
  Keeley Small Cap Value Fund
Lazard Funds, Inc.:
  Lazard Emerging Markets Portfolio - Open Shares
  Lazard International Equity Portfolio - Open Shares
  Lazard Small Cap Portfolio - Open Shares
Legg Mason Special Investment Trust, Inc.:
  Legg Mason Special Investment Trust, Inc. - Primary
    Class
MFS® Series Trust II:
  MFS® Emerging Growth Fund - Class A
MFS® Series Trust V:
  MFS® Research Fund - Class A
  MFS® Total Return Fund - Class A
MFS® Series Trust VI:
  MFS® Global Equity Fund - Class A
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley Institutional Fund Trust Mid Cap
    Growth Portfolio - Advisor Class
Oppenheimer Capital Income Fund:
  Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
  Oppenheimer Champion Income Fund - Class A

Oppenheimer Integrity Funds:
  Oppenheimer Core Bond Fund - Class A
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Jennison Equity Opportunity Fund - Class A
  Jennison Growth Fund - Class A
RiverSource Investment Series, Inc.:
  RiverSource Mid Cap Value Fund Class R-5
T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology Fund -
    Advisor Class
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-5
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
  Vanguard® 500 Index Fund - Signal™ Shares
  Vanguard® Extended Market Index Fund - Signal™
    Shares
  Vanguard® Small-Cap Index Fund - Signal™ Shares
  Vanguard® Total Bond Market Index Fund - Signal™
    Shares
  Vanguard® Total Stock Market Index Fund - Signal™
    Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage Mid Cap Disciplined Fund -
    Administrator Class

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis.  The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.  The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions.  To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds.  Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges.  Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC).  Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.      **New Accounting Pronouncements**

*Fair Value Measurements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of FAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of adoption of FAS No. 157 on the Account.

**4.      Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.  Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract.  The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.


5.      **Related Party Transactions**

During the year ended December 31, 2007, management and service fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING GET Fund, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING VP Natural Resources Trust. The annual fee rate ranged from 0.17% to 1.05% of the average net assets of each respective Fund.

In addition, management fees were paid to DSL in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

## 6.      Fund of Funds

The Account had one Lifestyle Fund, "Moderate Allocation Portfolio" at December 31, 2007 which invested in other Divisions of the Account ("Underlying Funds"), as well as in fixed interest divisions, which are not part of the Account.  The Lifestyle Fund's percentage ownership in Underlying Funds and fixed interest divisions at December 31, 2007, was as follows:

| **Underlying Fund** | **Moderate Allocation Portfolio** |
|---|---|
| Baron Growth Fund | 10% |
| ING Intermediate Bond Fund - Class I | 15% |
| Lord Abbett Affiliated Fund - Class A | 10% |
| Oppenheimer International Small Company Fund - Class A | 5% |
| The Growth Fund of America® - Class A | 15% |
| Vanguard® Institutional Index Fund - Institutional Shares | 10% |
| Vanguard® Mid-Cap Index Fund - Signal™ Shares | 10% |
| Fixed interest divisions | 25% |

## 7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| AIM Growth Series: | | | | |
| AIM Mid Cap Core Equity Fund - Class A | $ 96 | $ 39 | $ 128 | $ 61 |
| AIM Small Cap Growth Fund - Class A | 23 | 4 | 10 | 1 |
| AIM Investment Funds: | | | | |
| AIM Global Health Care Fund - Investor Class | 56 | 26 | 98 | 44 |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 2,260 | 5,570 | 18,631 | 5,970 |
| AIM V.I. Core Equity Fund - Series I Shares | 3,055 | 7,949 | 18,767 | 6,951 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 68 | 6 | 41 | 24 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 238 | 138 | 347 | 95 |
| Allianz Funds: | | | | |
| Allianz NFJ Small-Cap Value - Class A | 154 | 151 | 137 | 88 |
| American Balanced Fund®, Inc.: | | | | |
| American Balanced Fund® - Class R-3 | 1,822 | 533 | 1,403 | 314 |
| American Century Quantitative Equity Funds, Inc.: | | | | |
| American Century Income & Growth Fund - A Class | 2,057 | 1,690 | 1,240 | 1,414 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation Fund | 208 | 192 | 260 | 45 |
| Ariel Fund | 340 | 60 | 262 | 160 |
| Baron Investment Funds Trust: | | | | |
| Baron Asset Fund | 494 | 1,565 | 617 | 18 |
| Baron Growth Fund | 146 | 1,635 | 433 | 142 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced Portfolio | 7,707 | 10,570 | 6,465 | 10,538 |
| Capital One Funds: | | | | |
| Capital One Mid Cap Equity Fund - Class A | 117 | 118 | 29 | 59 |
| DWS Institutional Funds: | | | | |
| DWS Equity 500 Index Fund - Class S | 78 | 23 | 96 | 13 |
| EuroPacific Growth Fund®: | | | | |
| EuroPacific Growth Fund® - Class R-3 | 5,869 | 387 | 2,431 | 75 |
| EuroPacific Growth Fund® - Class R-4 | 70,434 | 10,878 | 73,052 | 3,700 |
| Evergreen Equity Trust: | | | | |
| Evergreen Equity Income Fund - Class I | 3,849 | 20 | - | - |
| Evergreen Special Values Fund - Class A | 32,044 | 16,609 | 35,425 | 5,833 |

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| Fidelity® Advisor Series I: | | | | |
| Fidelity® Advisor Mid Cap Fund - Class T | $ 113 | $ 867 | $ 190 | $ 104 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 64,478 | 57,707 | 89,086 | 47,996 |
| Fidelity® VIP Growth Portfolio - Initial Class | 11,577 | 48,459 | 3,908 | 56,887 |
| Fidelity® VIP High Income Portfolio - Initial Class | 2,701 | 2,477 | 3,671 | 2,082 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 16,564 | 10,870 | 12,798 | 13,431 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 381,587 | 121,540 | 226,110 | 73,367 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 10,266 | 14,708 | 6,961 | 10,487 |
| Fidelity® Variable Insurance Products III: | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 4,555 | 398 | 6,104 | 839 |
| Fidelity® Variable Insurance Products V: | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 3,865 | 2,972 | 1,485 | 2,553 |
| Franklin Mutual Series Fund, Inc.: | | | | |
| Mutual Discovery Fund - Class R | 1,026 | 88 | 693 | 62 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 319 | 53 | 269 | 21 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 27,561 | 14,852 | 20,308 | 12,869 |
| ING Equity Trust: | | | | |
| ING Financial Services Fund - Class A | 98 | 8 | 30 | 1 |
| ING Real Estate Fund - Class A | 835 | 653 | 1,262 | 160 |
| ING Funds Trust: | | | | |
| ING GNMA Income Fund - Class A | 556 | 144 | 476 | 206 |
| ING Intermediate Bond Fund - Class A | 1,672 | 268 | 875 | 63 |
| ING GET Fund: | | | | |
| ING GET Fund - Series Q | 179 | 2,943 | 183 | 520 |
| ING GET Fund - Series S | 1,307 | 10,639 | 564 | 5,177 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 2,837 | 2,291 | 5,556 | 2,545 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 128,112 | 10,240 | - | - |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 80 | 38 | - | - |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 156 | 7 | - | - |
| ING Evergreen Health Sciences Portfolio - Service Class | 3,207 | 1,604 | 3,567 | 989 |
| ING Evergreen Omega Portfolio - Service Class | - | - | - | - |
| ING FMR℠ Diversified Mid Cap Portfolio - Service Class | 5,324 | 2,631 | 11,939 | 1,962 |
| ING FMR℠ Large Cap Growth Portfolio - Institutional Class | 195 | 219 | 243 | 89 |
| ING FMR℠ Large Cap Growth Portfolio - Service Class | - | - | - | - |
| ING Global Resources Portfolio - Institutional Class | 40 | - | - | - |
| ING Global Resources Portfolio - Service Class | 103,919 | 14,148 | - | - |

| | **Year ended December 31** | | | |
| | **2007** | | **2006** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Janus Contrarian Portfolio - Service Class | $ 4,603 | $ 5 | $ - | $ - |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 339 | 77 | 53 | 2 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 15,257 | 11,397 | 17,562 | 10,679 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 19,506 | 10,023 | 19,754 | 8,759 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 1,933 | 870 | 2,543 | 1,240 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 163 | 109 | 25 | - |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 1,971 | 758 | 856 | 69 |
| ING Julius Baer Foreign Portfolio - Service Class | 28,923 | 2,820 | 19,491 | 2,659 |
| ING Legg Mason Partners All Cap Portfolio - Service Class | 86 | 117 | 34 | - |
| ING Legg Mason Value Portfolio - Service Class | 3,263 | 1,942 | 2,425 | 942 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 137,049 | 8,942 | 1,313 | 303 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 581 | 34 | - | - |
| ING Marsico Growth Portfolio - Service Class | 2,277 | 1,123 | 1,862 | 416 |
| ING Marsico International Opportunities Portfolio - Adviser Class | 66 | - | - | - |
| ING Marsico International Opportunities Portfolio - Service Class | 6,755 | 2,546 | 7,360 | 2,369 |
| ING MFS Total Return Portfolio - Adviser Class | 629 | 91 | 57 | 14 |
| ING MFS Total Return Portfolio - Institutional Class | 85,667 | 5,587 | 259 | 4 |
| ING MFS Total Return Portfolio - Service Class | 7,005 | 8,503 | 5,371 | 11,701 |
| ING MFS Utilities Portfolio - Service Class | 27,746 | 7,695 | 11,498 | 1,286 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 1,850 | 692 | 724 | 178 |
| ING PIMCO High Yield Portfolio - Institutional Class | 1,012 | 434 | 413 | 168 |
| ING PIMCO High Yield Portfolio - Service Class | 3,884 | 2,956 | 4,657 | 1,059 |
| ING Pioneer Equity Income Portfolio - Institutional Class | 170,710 | 8,950 | - | - |
| ING Pioneer Fund Portfolio - Institutional Class | 15,807 | 1,978 | 2,630 | 194 |
| ING Pioneer Fund Portfolio - Service Class | 109 | 23 | 31 | 8 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 104,569 | 5,929 | 812 | 63 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 11 | - | 6 | - |
| ING Stock Index Portfolio - Institutional Class | 647 | 718 | 8,001 | 32,938 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 97,533 | 4,012 | 65,840 | 1,911 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 1,096 | 110 | 205 | 3 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 23,005 | 6,815 | 28,239 | 3,965 |
| ING Templeton Global Growth Portfolio - Institutional Class | 1,270 | 78 | - | - |
| ING Templeton Global Growth Portfolio - Service Class | 2,224 | 752 | 1,363 | 38 |
| ING Van Kampen Capital Growth Portfolio - Service Class | 74 | 11 | 14 | - |
| ING Van Kampen Growth and Income Portfolio - Service Class | 7,730 | 5,017 | 7,836 | 1,215 |
| ING Van Kampen Real Estate Portfolio - Institutional Class | 654 | 166 | 719 | 14 |
| ING Van Kampen Real Estate Portfolio - Service Class | 20,511 | 9,175 | 16,247 | 531 |

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING VP Index Plus International Equity Portfolio - Institutional Class | $ 23,401 | $ 739 | $ - | $ - |
| ING VP Index Plus International Equity Portfolio - Service Class | 9,922 | 5,658 | 2,848 | 416 |
| ING Wells Fargo Disciplined Value Portfolio - Adviser Class | 3 | - | - | - |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | 1,354 | 916 | 736 | 21 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 814 | 901 | 1,828 | 725 |
| ING Mutual Funds: | | | | |
| ING International Growth Opportunities Fund - Class Q | 5 | - | 4 | - |
| ING International SmallCap Fund - Class A | 2,051 | 460 | 509 | 71 |
| ING Partners, Inc.: | | | | |
| ING American Century Large Company Value Portfolio - Adviser Class | 81 | - | 10 | 2 |
| ING American Century Large Company Value Portfolio - Service Class | 1,490 | 1,873 | 1,494 | 1,200 |
| ING American Century Select Portfolio - Initial Class | 1,440 | 142,531 | 8,186 | 29,749 |
| ING American Century Select Portfolio - Service Class | - | - | 1 | 20 |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 43 | 20 | 20 | - |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 5,907 | 6,289 | 3,488 | 5,848 |
| ING Baron Asset Portfolio - Service Class | 3,527 | 722 | 297 | 5 |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 272 | 82 | 85 | 23 |
| ING Baron Small Cap Growth Portfolio - Service Class | 21,285 | 9,634 | 14,009 | 12,902 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 924 | 145 | 50 | 14 |
| ING Davis New York Venture Portfolio - Service Class | 3,154 | 1,617 | 2,738 | 1,120 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 3,867 | 16 | 107 | - |
| ING Fundamental Research Portfolio - Adviser Class | 70 | 68 | 6 | 1 |
| ING Fundamental Research Portfolio - Service Class | 361 | 1,749 | 255 | 426 |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | 46 | 2,222 | 618 | 630 |
| ING Goldman Sachs® Structured Equity Portfolio - Adviser Class | 6 | 6 | 6 | 4 |
| ING JPMorgan International Portfolio - Adviser Class | 277 | 105 | 22 | 3 |
| ING JPMorgan International Portfolio - Initial Class | 12,083 | 31,023 | 9,658 | 27,598 |
| ING JPMorgan International Portfolio - Service Class | 15 | 1 | 34 | 25 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 412 | 90 | 100 | 15 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 7,888 | 4,358 | 6,762 | 2,553 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | 155 | 73 | 21 | 4 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 2,952 | 43,831 | 4,062 | 34,947 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 26 | 18 | 41 | - |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

|  | Year ended December 31 | | | |
|  | 2007 | | 2006 | |
|  | Purchases | Sales | Purchases | Sales |
|  | (Dollars in thousands) | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | $ 166 | $ 56 | $ 34 | $ 2 |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | 687 | 1,133 | 831 | 1,166 |
| ING Neuberger Berman Partners Portfolio - Service Class | 3,601 | 1,492 | 301 | 77 |
| ING Neuberger Berman Regency Portfolio - Service Class | 64 | - | 1 | - |
| ING OpCap Balanced Value Portfolio - Service Class | 2,475 | 3,110 | 768 | 5,092 |
| ING Oppenheimer Global Portfolio - Adviser Class | 360 | 86 | 107 | 17 |
| ING Oppenheimer Global Portfolio - Initial Class | 55,048 | 149,707 | 21,163 | 131,361 |
| ING Oppenheimer Global Portfolio - Service Class | 318 | 53 | 162 | 21 |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | 192 | 49 | 122 | - |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 26,922 | 18,515 | 9,548 | 21,735 |
| ING PIMCO Total Return Portfolio - Adviser Class | 409 | 151 | 268 | 3 |
| ING PIMCO Total Return Portfolio - Service Class | 24,623 | 8,657 | 14,033 | 7,407 |
| ING Pioneer High Yield Portfolio - Initial Class | 5,895 | 1,624 | 1,018 | 33 |
| ING Pioneer High Yield Portfolio - Service Class | 93 | 1 | 6 | - |
| ING Solution 2015 Portfolio - Adviser Class | 7,188 | 480 | 2,380 | 131 |
| ING Solution 2015 Portfolio - Service Class | 19,648 | 5,245 | 13,254 | 993 |
| ING Solution 2025 Portfolio - Adviser Class | 8,121 | 621 | 3,932 | 66 |
| ING Solution 2025 Portfolio - Service Class | 24,006 | 3,374 | 15,507 | 532 |
| ING Solution 2035 Portfolio - Adviser Class | 6,338 | 500 | 3,221 | 67 |
| ING Solution 2035 Portfolio - Service Class | 17,108 | 2,183 | 10,551 | 657 |
| ING Solution 2045 Portfolio - Adviser Class | 5,897 | 382 | 1,855 | 19 |
| ING Solution 2045 Portfolio - Service Class | 10,977 | 1,571 | 7,899 | 1,479 |
| ING Solution Income Portfolio - Adviser Class | 5,998 | 473 | 1,627 | 50 |
| ING Solution Income Portfolio - Service Class | 6,004 | 1,547 | 3,331 | 1,022 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 506 | 174 | 38 | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 41,586 | 65,054 | 13,796 | 73,265 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 173 | 98 | 265 | 94 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 1,180 | 158 | 136 | 3 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 22,362 | 41,447 | 8,093 | 42,388 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 429 | 101 | 403 | 68 |
| ING Templeton Foreign Equity Portfolio - Service Class | 5,590 | 670 | 560 | 282 |
| ING Thornburg Value Portfolio - Adviser Class | 529 | 47 | 50 | - |
| ING Thornburg Value Portfolio - Initial Class | 8,843 | 20,359 | 2,927 | 21,494 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 18 | 5 | - | - |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 11,253 | 20,951 | 4,725 | 20,904 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 4 | - | 3 | - |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 1,398 | 775 | 137 | 116 |
| ING Van Kampen Comstock Portfolio - Adviser Class | 432 | 168 | 148 | 2 |
| ING Van Kampen Comstock Portfolio - Service Class | 9,397 | 20,557 | 17,148 | 24,662 |

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | $ 213 | $ 28 | $ 21 | $ - |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 27,797 | 76,265 | 42,121 | 32,779 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 144 | 39 | 113 | 40 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 8,033 | 9,917 | 8,667 | 9,237 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 12,867 | 14,719 | 9,806 | 10,755 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 12,224 | 21,441 | 16,458 | 12,596 |
| ING Variable Funds: | | | | |
| ING VP Growth and Income Portfolio - Class A | 159 | - | - | - |
| ING VP Growth and Income Portfolio - Class I | 28,873 | 321,954 | 26,490 | 298,142 |
| ING VP Growth and Income Portfolio - Class S | 101 | - | - | - |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 1 | 42 | 117 | 52 | 523 |
| ING GET U.S. Core Portfolio - Series 2 | 248 | 2,211 | 475 | 4,226 |
| ING GET U.S. Core Portfolio - Series 3 | 687 | 5,992 | 1,024 | 11,260 |
| ING GET U.S. Core Portfolio - Series 5 | 42 | 41 | 40 | 30 |
| ING GET U.S. Core Portfolio - Series 6 | 248 | 1,116 | 207 | 1,159 |
| ING GET U.S. Core Portfolio - Series 7 | 165 | 1,138 | 92 | 747 |
| ING GET U.S. Core Portfolio - Series 8 | 70 | 574 | 33 | 199 |
| ING GET U.S. Core Portfolio - Series 9 | 9 | 10 | 3 | 68 |
| ING GET U.S. Core Portfolio - Series 10 | 3 | 3 | 1 | 40 |
| ING GET U.S. Core Portfolio - Series 11 | 2 | 1 | - | 37 |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Global Science and Technology Portfolio - Class I | 8,100 | 9,303 | 7,621 | 13,309 |
| ING VP Growth Portfolio - Class I | 5,125 | 20,750 | 2,455 | 15,259 |
| ING VP Index Plus LargeCap Portfolio - Class I | 12,536 | 102,559 | 14,008 | 73,535 |
| ING VP Index Plus LargeCap Portfolio - Class S | 422 | 93 | 42 | 37 |
| ING VP Index Plus MidCap Portfolio - Class I | 47,272 | 77,318 | 57,553 | 56,686 |
| ING VP Index Plus MidCap Portfolio - Class S | 330 | 16 | 59 | 17 |
| ING VP Index Plus SmallCap Portfolio - Class I | 25,665 | 35,541 | 27,340 | 33,596 |
| ING VP Index Plus SmallCap Portfolio - Class S | 59 | 8 | 51 | - |
| ING VP International Equity Portfolio - Class I | 7,500 | 28,724 | 6,935 | 5,207 |
| ING VP International Equity Portfolio - Class S | 47 | 63 | 17 | - |
| ING VP Small Company Portfolio - Class I | 29,223 | 49,543 | 36,636 | 27,169 |
| ING VP Small Company Portfolio - Class S | 88 | 9 | 11 | - |
| ING VP Value Opportunity Portfolio - Class I | 4,163 | 20,299 | 4,539 | 18,942 |

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
|---|---|---|---|---|
| ING Variable Products Trust: | | | | |
| ING VP Financial Services Portfolio - Class I | $ 2,044 | $ 2,574 | $ 4,236 | $ 1,710 |
| ING VP International Value Portfolio - Class I | 60,974 | 18,020 | 42,773 | 14,550 |
| ING VP International Value Portfolio - Class S | 482 | 32 | 61 | 5 |
| ING VP MidCap Opportunities Portfolio - Class I | 3,877 | 1,856 | 2,123 | 1,633 |
| ING VP MidCap Opportunities Portfolio - Class S | 61 | - | 3 | - |
| ING VP Real Estate Portfolio - Class I | 14,159 | 36,026 | 30,182 | 8,334 |
| ING VP SmallCap Opportunities Portfolio - Class I | 3,302 | 2,530 | 2,916 | 3,179 |
| ING VP SmallCap Opportunities Portfolio - Class S | 16 | 9 | 42 | 30 |
| ING VP Balanced Portfolio, Inc.: | | | | |
| ING VP Balanced Portfolio - Class I | 45,746 | 99,520 | 20,754 | 113,193 |
| ING VP Intermediate Bond Portfolio: | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 52,355 | 39,876 | 41,876 | 46,586 |
| ING VP Intermediate Bond Portfolio - Class S | 395 | 159 | 12 | - |
| ING VP Money Market Portfolio: | | | | |
| ING VP Money Market Portfolio - Class I | 244,213 | 93,643 | 212,366 | 67,608 |
| ING VP Natural Resources Trust: | | | | |
| ING VP Natural Resources Trust | 13,572 | 69,355 | 36,119 | 26,633 |
| Janus Adviser Series: | | | | |
| Janus Adviser Balanced Fund - Class S | - | - | 1 | - |
| Janus Aspen Series: | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 130 | 186 | 100 | 250 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 39 | 56 | 34 | 64 |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | 45 | 63 | 12 | 65 |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 202 | 272 | 190 | 272 |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | 55 | 121 | 162 | 243 |
| Lazard Funds, Inc.: | | | | |
| Lazard Mid Cap Portfolio - Open Shares | 568 | 166 | - | - |
| Legg Mason Value Trust, Inc.: | | | | |
| Legg Mason Value Trust, Inc. - Primary Class | 165 | 1,661 | 367 | 271 |
| LKCM Funds: | | | | |
| LKCM Aquinas Growth Fund | 59 | 17 | 191 | 25 |

|  | Year ended December 31 | | | |
|  | 2007 | | 2006 | |
|  | Purchases | Sales | Purchases | Sales |
|  | *(Dollars in thousands)* | | | |
| Lord Abbett Affiliated Fund, Inc.: |  |  |  |  |
| Lord Abbett Affiliated Fund - Class A | $ 228 | $ 1,491 | $ 494 | $ 68 |
| Lord Abbett Mid Cap Value Fund, Inc.: |  |  |  |  |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 507 | 105 | 408 | 144 |
| Lord Abbett Research Fund, Inc.: |  |  |  |  |
| Lord Abbett Small-Cap Value Fund - Class A | 453 | 88 | 492 | 127 |
| Lord Abbett Series Fund, Inc.: |  |  |  |  |
| Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | 2,724 | 147,500 | 14,325 | 9,661 |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 31,337 | 22,353 | 23,869 | 19,708 |
| Massachusetts Investors Growth Stock Fund: |  |  |  |  |
| Massachusetts Investors Growth Stock Fund - Class A | 103 | 31 | 173 | 38 |
| MFS® Variable Insurance Trust℠: |  |  |  |  |
| MFS® Total Return Series - Initial Class | 7,593 | 87,028 | 8,263 | 14,502 |
| Moderate Allocation Portfolio: |  |  |  |  |
| Moderate Allocation Portfolio | 16 | 15 | 38 | 13 |
| Neuberger Berman Equity Funds®: |  |  |  |  |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 1,641 | 157 | 499 | 12 |
| New Perspective Fund®, Inc.: |  |  |  |  |
| New Perspective Fund®, Inc. - Class R-3 | 3,430 | 854 | 737 | 85 |
| New Perspective Fund®, Inc. - Class R-4 | 15,273 | 3,416 | 12,076 | 9,196 |
| Oppenheimer Capital Appreciation Fund: |  |  |  |  |
| Oppenheimer Capital Appreciation Fund - Class A | 156 | 23 | 105 | 35 |
| Oppenheimer Developing Markets Fund: |  |  |  |  |
| Oppenheimer Developing Markets Fund - Class A | 69,785 | 30,746 | 61,034 | 27,695 |
| Oppenheimer Global Fund: |  |  |  |  |
| Oppenheimer Global Fund - Class A | 40 | 177 | 86 | 14 |
| Oppenheimer Main Street Funds®, Inc.: |  |  |  |  |
| Oppenheimer Main Street Fund® - Class A | 43 | 227 | 153 | 5 |
| Oppenheimer Variable Account Funds: |  |  |  |  |
| Oppenheimer Global Securities/VA | 118 | 308 | 245 | 265 |
| Oppenheimer Main Street Fund®/VA | 1 | 14 | 82 | 12 |
| Oppenheimer Main Street Small Cap Fund®/VA | 3,380 | 705 | 4,272 | 855 |
| Oppenheimer Mid Cap Fund/VA | 31 | 1 | - | 1 |
| Oppenheimer Strategic Bond Fund/VA | 42 | 52 | 41 | 71 |
| Pax World Funds Series Trust I: |  |  |  |  |
| Pax World Balanced Fund | 13,279 | 5,386 | 16,121 | 23,457 |
| PIMCO Variable Insurance Trust: |  |  |  |  |
| PIMCO Real Return Portfolio - Administrative Class | 14,258 | 7,200 | 11,352 | 7,237 |
| Pioneer Fund: |  |  |  |  |
| Pioneer Fund - Class A | 12 | 59 | 34 | 17 |
| Pioneer High Yield Fund: |  |  |  |  |
| Pioneer High Yield Fund - Class A | 1,856 | 186 | 1,274 | 127 |

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | $ 30,868 | $ 3,364 | $ - | $ - |
| Pioneer Equity Income VCT Portfolio - Class I | 48,713 | 162,589 | 40,946 | 6,274 |
| Pioneer Fund VCT Portfolio - Class I | 3,835 | 13,948 | 4,936 | 738 |
| Pioneer High Yield VCT Portfolio - Class I | 8,380 | 1,266 | 7,068 | 1,886 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 17,135 | 94,326 | 28,756 | 13,273 |
| Premier VIT: | | | | |
| Premier VIT OpCap Mid Cap Portfolio | 477 | 76 | - | - |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 350 | 240 | 285 | 114 |
| T. Rowe Price Value Fund, Inc.: | | | | |
| T. Rowe Price Value Fund - Advisor Class | 36 | 1 | 29 | - |
| Templeton Funds, Inc.: | | | | |
| Templeton Foreign Fund - Class A | 786 | 120 | 230 | 45 |
| Templeton Growth Fund, Inc.: | | | | |
| Templeton Growth Fund, Inc. - Class A | 521 | 1,218 | 326 | 63 |
| Templeton Income Trust: | | | | |
| Templeton Global Bond Fund - Class A | 40,658 | 2,314 | 17,851 | 1,595 |
| The Growth Fund of America®, Inc.: | | | | |
| The Growth Fund of America® - Class R-3 | 5,091 | 583 | 3,751 | 135 |
| The Growth Fund of America® - Class R-4 | 58,943 | 12,793 | 62,598 | 22,409 |
| The Income Fund of America®, Inc.: | | | | |
| The Income Fund of America® - Class R-3 | 879 | 154 | 714 | 48 |
| UBS Funds: | | | | |
| UBS U.S. Small Cap Growth Fund - Class A | 39 | 317 | 207 | 21 |
| Vanguard® Variable Insurance Fund: | | | | |
| Diversified Value Portfolio | 20 | 5 | 30 | 5 |
| Equity Income Portfolio | 104 | 22 | 63 | 94 |
| Small Company Growth Portfolio | 73 | 2 | 18 | - |
| Wanger Advisors Trust: | | | | |
| Wanger International Small Cap | 10,635 | 895 | - | - |
| Wanger Select | 42,066 | 2,690 | 17,069 | 687 |
| Wanger U.S. Smaller Companies | 6,892 | 2,409 | 8,864 | 1,576 |
| Washington Mutual Investors Fund℠, Inc.: | | | | |
| Washington Mutual Investors Fund℠, Inc. - Class R-3 | 2,109 | 527 | 1,489 | 159 |
| Washington Mutual Investors Fund℠, Inc. - Class R-4 | 18,491 | 12,342 | 17,681 | 5,039 |
| Wells Fargo Funds Trust: | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 33 | 1 | 22 | - |

## 8.     Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| AIM Growth Series: | | | | | | |
| AIM Mid Cap Core Equity Fund - Class A | 5,723 | 4,719 | 1,004 | 9,470 | 7,424 | 2,046 |
| AIM Small Cap Growth Fund - Class A | 4,109 | 3,068 | 1,041 | 700 | 35 | 665 |
| AIM Investment Funds: | | | | | | |
| AIM Global Health Care Fund - Investor Class | 3,197 | 2,664 | 533 | 3,668 | 2,285 | 1,383 |
| AIM Variable Insurance Funds: | | | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 577,438 | 858,308 | (280,870) | 2,118,775 | 863,241 | 1,255,534 |
| AIM V.I. Core Equity Fund - Series I Shares | 835,408 | 1,304,710 | (469,302) | 2,447,299 | 1,132,910 | 1,314,389 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 8,476 | 4,643 | 3,833 | 6,666 | 5,300 | 1,366 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 23,704 | 18,988 | 4,716 | 27,938 | 8,944 | 18,994 |
| Allianz Funds: | | | | | | |
| Allianz NFJ Small-Cap Value - Class A | 6,745 | 9,594 | (2,849) | 31,766 | 31,096 | 670 |
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 408,249 | 323,605 | 84,644 | 237,701 | 155,678 | 82,023 |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Income & Growth Fund - A Class | 107,985 | 132,017 | (24,032) | 83,402 | 127,010 | (43,608) |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund | 42,982 | 45,961 | (2,979) | 48,121 | 31,887 | 16,234 |
| Ariel Fund | 63,431 | 47,774 | 15,657 | 29,610 | 23,747 | 5,863 |
| Baron Investment Funds Trust: | | | | | | |
| Baron Asset Fund | 63,302 | 130,401 | (67,099) | 54,393 | 17,130 | 37,263 |
| Baron Growth Fund | 12,254 | 111,698 | (99,444) | 106,551 | 88,961 | 17,590 |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert Social Balanced Portfolio | 423,920 | 730,452 | (306,532) | 454,344 | 803,468 | (349,124) |

| | **Year Ended December 31,** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Capital One Funds: | | | | | | |
|   Capital One Mid Cap Equity Fund - Class A | 7,626 | 8,398 | (772) | 1,485 | 4,482 | (2,997) |
| DWS Institutional Funds: | | | | | | |
|   DWS Equity 500 Index Fund - Class S | 4,945 | 1,450 | 3,495 | 7,119 | 893 | 6,226 |
| EuroPacific Growth Fund®: | | | | | | |
|   EuroPacific Growth Fund® - Class R-3 | 399,141 | 138,712 | 260,429 | 210,987 | 72,885 | 138,102 |
|   EuroPacific Growth Fund® - Class R-4 | 4,956,896 | 2,492,904 | 2,463,992 | 4,972,704 | 841,208 | 4,131,496 |
| Evergreen Equity Trust: | | | | | | |
|   Evergreen Equity Income Fund - Class I | 331,994 | 1,560 | 330,434 | - | - | - |
|   Evergreen Special Values Fund - Class A | 1,076,997 | 1,147,297 | (70,300) | 1,163,358 | 519,605 | 643,753 |
| Fidelity® Advisor Series I: | | | | | | |
|   Fidelity® Advisor Mid Cap Fund - Class T | 16,912 | 67,552 | (50,640) | 42,030 | 39,715 | 2,315 |
| Fidelity® Variable Insurance Products: | | | | | | |
|   Fidelity® VIP Equity-Income Portfolio - Initial Class | 3,744,191 | 4,876,313 | (1,132,122) | 3,377,189 | 3,978,818 | (601,629) |
|   Fidelity® VIP Growth Portfolio - Initial Class | 2,927,325 | 4,827,239 | (1,899,914) | 2,775,066 | 5,800,775 | (3,025,709) |
|   Fidelity® VIP High Income Portfolio - Initial Class | 220,235 | 252,226 | (31,991) | 357,053 | 237,444 | 119,609 |
|   Fidelity® VIP Overseas Portfolio - Initial Class | 1,073,246 | 1,017,479 | 55,767 | 1,215,717 | 1,222,791 | (7,074) |
| Fidelity® Variable Insurance Products II: | | | | | | |
|   Fidelity® VIP Contrafund® Portfolio - Initial Class | 8,807,157 | 9,668,894 | (861,737) | 9,362,500 | 6,228,913 | 3,133,587 |
|   Fidelity® VIP Index 500 Portfolio - Initial Class | 245,462 | 513,380 | (267,918) | 243,592 | 413,913 | (170,321) |
| Fidelity® Variable Insurance Products III: | | | | | | |
|   Fidelity® VIP Mid Cap Portfolio - Initial Class | 289,297 | 29,672 | 259,625 | 518,859 | 72,758 | 446,101 |
| Fidelity® Variable Insurance Products V: | | | | | | |
|   Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 111,148 | 142,968 | (31,820) | 65,848 | 138,755 | (72,907) |
| Franklin Mutual Series Fund, Inc.: | | | | | | |
|   Mutual Discovery Fund - Class R | 94,824 | 46,401 | 48,423 | 50,624 | 11,856 | 38,768 |
| Franklin Strategic Series: | | | | | | |
|   Franklin Small-Mid Cap Growth Fund - Class A | 19,230 | 8,325 | 10,905 | 39,633 | 22,456 | 17,177 |

| | **Year Ended December 31,** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
|   Franklin Small Cap Value Securities Fund - Class 2 | 1,982,307 | 1,646,525 | 335,782 | 1,619,032 | 1,294,016 | 325,016 |
| ING Equity Trust: | | | | | | |
|   ING Financial Services Fund - Class A | 12,431 | 6,876 | 5,555 | 3,015 | 1,201 | 1,814 |
|   ING Real Estate Fund - Class A | 94,357 | 97,354 | (2,997) | 110,049 | 53,377 | 56,672 |
| ING Funds Trust: | | | | | | |
|   ING GNMA Income Fund - Class A | 104,192 | 70,034 | 34,158 | 85,687 | 63,354 | 22,333 |
|   ING Intermediate Bond Fund - Class A | 221,053 | 102,722 | 118,331 | 115,117 | 43,097 | 72,020 |
| ING GET Fund: | | | | | | |
|   ING GET Fund - Series Q | 2,500 | 265,723 | (263,223) | 5,642 | 45,025 | (39,383) |
|   ING GET Fund - Series S | 19,436 | 922,990 | (903,554) | 44,894 | 500,178 | (455,284) |
| ING Investors Trust: | | | | | | |
|   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 249,477 | 228,989 | 20,488 | 444,247 | 270,523 | 173,724 |
|   ING BlackRock Large Cap Growth Portfolio - Institutional Class | 12,563,326 | 1,437,420 | 11,125,906 | - | - | - |
|   ING BlackRock Large Cap Growth Portfolio - Service Class | 6,613 | 3,017 | 3,596 | 2 | - | 2 |
|   ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 14,800 | 710 | 14,090 | - | - | - |
|   ING Evergreen Health Sciences Portfolio - Service Class | 362,287 | 253,753 | 108,534 | 346,708 | 124,464 | 222,244 |
|   ING Evergreen Omega Portfolio - Service Class | 19 | - | 19 | - | - | - |
|   ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | 648,072 | 455,939 | 192,133 | 1,034,427 | 309,609 | 724,818 |
|   ING FMR[SM] Large Cap Growth Portfolio - Institutional Class | 20,322 | 22,750 | (2,428) | 25,770 | 9,368 | 16,402 |
|   ING FMR[SM] Large Cap Growth Portfolio - Service Class | 10 | - | 10 | - | - | - |
|   ING Global Resources Portfolio - Institutional Class | 3,163 | - | 3,163 | - | - | - |
|   ING Global Resources Portfolio - Service Class | 10,819,849 | 2,723,054 | 8,096,795 | - | - | - |
|   ING Janus Contrarian Portfolio - Service Class | 403,338 | 297 | 403,041 | - | - | - |
|   ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 18,637 | 4,302 | 14,335 | 4,001 | 110 | 3,891 |
|   ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 910,736 | 733,949 | 176,787 | 1,466,644 | 962,288 | 504,356 |
|   ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 1,435,605 | 992,766 | 442,839 | 1,529,877 | 842,673 | 687,204 |
|   ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 165,576 | 97,612 | 67,964 | 225,805 | 124,840 | 100,965 |

| | **Year Ended December 31,** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 13,215 | 9,003 | 4,212 | 2,271 | - | 2,271 |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 190,319 | 96,855 | 93,464 | 80,622 | 7,599 | 73,023 |
| ING Julius Baer Foreign Portfolio - Service Class | 1,936,596 | 667,158 | 1,269,438 | 1,477,468 | 368,954 | 1,108,514 |
| ING Legg Mason Partners All Cap Portfolio - Service Class | 6,668 | 9,782 | (3,114) | 3,114 | - | 3,114 |
| ING Legg Mason Value Portfolio - Service Class | 331,690 | 223,908 | 107,782 | 240,217 | 106,096 | 134,121 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 13,555,753 | 1,854,866 | 11,700,887 | 138,301 | 39,442 | 98,859 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 48,981 | 2,795 | 46,186 | - | - | - |
| ING Marsico Growth Portfolio - Service Class | 244,311 | 151,526 | 92,785 | 176,898 | 45,969 | 130,929 |
| ING Marsico International Opportunities Portfolio - Adviser Class | 5,652 | 1 | 5,651 | - | - | - |
| ING Marsico International Opportunities Portfolio - Service Class | 489,162 | 279,587 | 209,575 | 638,553 | 268,482 | 370,071 |
| ING MFS Total Return Portfolio - Adviser Class | 52,240 | 7,557 | 44,683 | 5,227 | 1,258 | 3,969 |
| ING MFS Total Return Portfolio - Institutional Class | 7,808,929 | 543,137 | 7,265,792 | 25,357 | 417 | 24,940 |
| ING MFS Total Return Portfolio - Service Class | 652,101 | 913,221 | (261,120) | 558,756 | 1,177,609 | (618,853) |
| ING MFS Utilities Portfolio - Service Class | 2,164,991 | 1,033,978 | 1,131,013 | 954,462 | 177,244 | 777,218 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 167,768 | 75,288 | 92,480 | 67,761 | 21,090 | 46,671 |
| ING PIMCO High Yield Portfolio - Institutional Class | 92,474 | 41,737 | 50,737 | 40,236 | 16,894 | 23,342 |
| ING PIMCO High Yield Portfolio - Service Class | 401,342 | 352,696 | 48,646 | 457,241 | 144,130 | 313,111 |
| ING Pioneer Equity Income Portfolio - Institutional Class | 19,629,191 | 2,532,801 | 17,096,390 | - | - | - |
| ING Pioneer Fund Portfolio - Institutional Class | 1,663,331 | 441,239 | 1,222,092 | 260,890 | 29,191 | 231,699 |
| ING Pioneer Fund Portfolio - Service Class | 9,573 | 2,005 | 7,568 | 3,009 | 712 | 2,297 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 10,041,374 | 1,387,993 | 8,653,381 | 82,161 | 8,384 | 73,777 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 884 | - | 884 | 562 | - | 562 |
| ING Stock Index Portfolio - Institutional Class | 278,329 | 295,247 | (16,918) | 624,959 | 2,517,628 | (1,892,669) |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 8,366,631 | 2,223,481 | 6,143,150 | 5,718,424 | 465,853 | 5,252,571 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 83,760 | 8,523 | 75,237 | 18,001 | 231 | 17,770 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 1,675,199 | 997,623 | 677,576 | 1,881,503 | 585,382 | 1,296,121 |
| ING Templeton Global Growth Portfolio - Institutional Class | 85,161 | 14,585 | 70,576 | 4 | - | 4 |

|  | Year Ended December 31, | | | | | |
|  | 2007 | | | 2006 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): |  |  |  |  |  |  |
| ING Templeton Global Growth Portfolio - Service Class | 242,420 | 118,130 | 124,290 | 136,831 | 8,472 | 128,359 |
| ING Van Kampen Capital Growth Portfolio - Service Class | 6,001 | 889 | 5,112 | 1,234 | - | 1,234 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 717,617 | 616,921 | 100,696 | 681,872 | 203,164 | 478,708 |
| ING Van Kampen Real Estate Portfolio - Institutional Class | 45,648 | 13,254 | 32,394 | 62,126 | 1,013 | 61,113 |
| ING Van Kampen Real Estate Portfolio - Service Class | 2,206,811 | 1,507,215 | 699,596 | 1,509,913 | 137,757 | 1,372,156 |
| ING VP Index Plus International Equity Portfolio - Institutional Class | 2,247,490 | 107,202 | 2,140,288 | - | - | - |
| ING VP Index Plus International Equity Portfolio - Service Class | 1,012,580 | 632,793 | 379,787 | 286,710 | 54,596 | 232,114 |
| ING Wells Fargo Disciplined Value Portfolio - Adviser Class | 293 | - | 293 | - | - | - |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | 134,502 | 96,560 | 37,942 | 83,000 | 11,899 | 71,101 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 90,288 | 96,877 | (6,589) | 190,605 | 81,835 | 108,770 |
| ING Mutual Funds: |  |  |  |  |  |  |
| ING International Growth Opportunities Fund - Class Q | 786 | 587 | 199 | 251 | 1 | 250 |
| ING International SmallCap Fund - Class A | 98,878 | 34,237 | 64,641 | 58,100 | 31,454 | 26,646 |
| ING Partners, Inc.: |  |  |  |  |  |  |
| ING American Century Large Company Value Portfolio - Adviser Class | 6,597 | - | 6,597 | 911 | 192 | 719 |
| ING American Century Large Company Value Portfolio - Service Class | 261,606 | 312,721 | (51,115) | 132,178 | 123,668 | 8,510 |
| ING American Century Select Portfolio - Initial Class | 750,580 | 13,950,031 | (13,199,451) | 1,520,966 | 3,749,472 | (2,228,506) |
| ING American Century Select Portfolio - Service Class | 23,699 | 23,714 | (15) | 109 | 2,401 | (2,292) |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 3,046 | 1,610 | 1,436 | 1,860 | - | 1,860 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 334,590 | 587,143 | (252,553) | 414,734 | 530,341 | (115,607) |
| ING Baron Asset Portfolio - Service Class | 362,660 | 98,595 | 264,065 | 30,849 | 580 | 30,269 |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 21,838 | 6,475 | 15,363 | 7,457 | 2,118 | 5,339 |
| ING Baron Small Cap Growth Portfolio - Service Class | 2,302,412 | 1,557,538 | 744,874 | 1,407,705 | 1,315,385 | 92,320 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 90,561 | 16,977 | 73,584 | 5,361 | 1,455 | 3,906 |
| ING Davis New York Venture Portfolio - Service Class | 90,239 | 206 | 90,033 | 170,182 | 103,620 | 66,562 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 320,169 | 1,293 | 318,876 | 10,211 | 4 | 10,207 |
| ING Fundamental Research Portfolio - Adviser Class | 5,293 | 5,707 | (414) | 517 | 103 | 414 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
| | 2007 | | | 2006 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Fundamental Research Portfolio - Service Class | 119,388 | 270,280 | (150,892) | 36,625 | 55,776 | (19,151) |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | 3,533 | 188,305 | (184,772) | 79,352 | 72,958 | 6,394 |
| ING Goldman Sachs® Structured Equity Portfolio - Adviser Class | 386 | 523 | (137) | 520 | 383 | 137 |
| ING JPMorgan International Portfolio - Adviser Class | 91,909 | 79,500 | 12,409 | 1,855 | 263 | 1,592 |
| ING JPMorgan International Portfolio - Initial Class | 930,958 | 1,763,555 | (832,597) | 971,166 | 1,783,565 | (812,399) |
| ING JPMorgan International Portfolio - Service Class | 75,148 | 74,302 | 846 | 2,519 | 1,752 | 767 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 31,188 | 7,076 | 24,112 | 8,867 | 1,216 | 7,651 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 753,529 | 624,087 | 129,442 | 707,012 | 412,698 | 294,314 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | 7,698 | 395 | 7,303 | 1,897 | 374 | 1,523 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 1,451,954 | 4,147,807 | (2,695,853) | 1,688,082 | 3,871,402 | (2,183,320) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 612 | 15 | 597 | 3,428 | 3 | 3,425 |
| ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | 14,820 | 5,011 | 9,809 | 3,333 | 204 | 3,129 |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | 56,393 | 95,397 | (39,004) | 77,635 | 111,717 | (34,082) |
| ING Neuberger Berman Partners Portfolio - Service Class | 333,138 | 154,696 | 178,442 | 30,912 | 8,800 | 22,112 |
| ING Neuberger Berman Regency Portfolio - Service Class | 5,336 | 1 | 5,335 | 131 | - | 131 |
| ING OpCap Balanced Value Portfolio - Service Class | 55,321 | 200,551 | (145,230) | 165,629 | 454,670 | (289,041) |
| ING Oppenheimer Global Portfolio - Adviser Class | 26,982 | 6,598 | 20,384 | 9,249 | 1,424 | 7,825 |
| ING Oppenheimer Global Portfolio - Initial Class | 7,087,217 | 16,752,035 | (9,664,818) | 7,096,422 | 14,320,288 | (7,223,866) |
| ING Oppenheimer Global Portfolio - Service Class | 17,666 | 3,042 | 14,624 | 14,537 | 4,735 | 9,802 |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | 16,071 | 4,281 | 11,790 | 11,656 | 4 | 11,652 |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 3,657,876 | 3,311,398 | 346,478 | 2,384,250 | 3,344,210 | (959,960) |
| ING PIMCO Total Return Portfolio - Adviser Class | 36,805 | 13,949 | 22,856 | 25,877 | 280 | 25,597 |
| ING PIMCO Total Return Portfolio - Service Class | 3,136,099 | 1,922,724 | 1,213,375 | 2,002,436 | 1,421,129 | 581,307 |
| ING Pioneer High Yield Portfolio - Initial Class | 580,371 | 209,590 | 370,781 | 103,958 | 9,590 | 94,368 |
| ING Pioneer High Yield Portfolio - Service Class | 9,054 | 1,022 | 8,032 | 591 | - | 591 |
| ING Solution 2015 Portfolio - Adviser Class | 964,555 | 407,696 | 556,859 | 232,135 | 30,358 | 201,777 |
| ING Solution 2015 Portfolio - Service Class | 2,247,322 | 1,055,928 | 1,191,394 | 1,375,357 | 266,876 | 1,108,481 |

| | **Year Ended December 31,** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Solution 2025 Portfolio - Adviser Class | 1,051,286 | 454,599 | 596,687 | 345,467 | 9,595 | 335,872 |
| ING Solution 2025 Portfolio - Service Class | 2,769,924 | 1,130,437 | 1,639,487 | 1,484,133 | 172,026 | 1,312,107 |
| ING Solution 2035 Portfolio - Adviser Class | 759,253 | 316,591 | 442,662 | 283,154 | 15,425 | 267,729 |
| ING Solution 2035 Portfolio - Service Class | 1,839,346 | 694,675 | 1,144,671 | 989,989 | 140,178 | 849,811 |
| ING Solution 2045 Portfolio - Adviser Class | 553,666 | 149,504 | 404,162 | 159,254 | 7,516 | 151,738 |
| ING Solution 2045 Portfolio - Service Class | 1,135,541 | 431,202 | 704,339 | 707,497 | 170,738 | 536,759 |
| ING Solution Income Portfolio - Adviser Class | 953,824 | 458,294 | 495,530 | 151,731 | 5,433 | 146,298 |
| ING Solution Income Portfolio - Service Class | 697,660 | 303,763 | 393,897 | 323,968 | 106,997 | 216,971 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 38,827 | 13,501 | 25,326 | 3,451 | 1 | 3,450 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 3,622,133 | 7,955,554 | (4,333,421) | 3,122,901 | 8,388,076 | (5,265,175) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 361,336 | 357,445 | 3,891 | 37,215 | 23,486 | 13,729 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 79,555 | 36 | 79,519 | 12,626 | 258 | 12,368 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 2,119,084 | 3,231,669 | (1,112,585) | 1,895,109 | 3,328,512 | (1,433,403) |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 40,453 | 20,038 | 20,415 | 41,654 | 13,416 | 28,238 |
| ING Templeton Foreign Equity Portfolio - Service Class | 505,988 | 107,681 | 398,307 | 57,199 | 30,234 | 26,965 |
| ING Thornburg Value Portfolio - Adviser Class | 43,011 | 6,164 | 36,847 | 4,522 | - | 4,522 |
| ING Thornburg Value Portfolio - Initial Class | 908,253 | 1,370,840 | (462,587) | 476,708 | 1,337,097 | (860,389) |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 20,061 | 18,948 | 1,113 | - | - | - |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 1,455,655 | 1,896,676 | (441,021) | 862,373 | 1,784,190 | (921,817) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 1,564 | 1,274 | 290 | 292 | - | 292 |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 138,155 | 82,091 | 56,064 | 14,091 | 11,603 | 2,488 |
| ING Van Kampen Comstock Portfolio - Adviser Class | 33,669 | 13,389 | 20,280 | 12,713 | 147 | 12,566 |
| ING Van Kampen Comstock Portfolio - Service Class | 1,263,056 | 2,168,753 | (905,697) | 1,459,124 | 2,125,373 | (666,249) |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 17,787 | 2,302 | 15,485 | 1,884 | - | 1,884 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 4,447,388 | 9,639,063 | (5,191,675) | 6,011,674 | 6,142,702 | (131,028) |
| ING Van Kampen Equity and Income Portfolio - Service Class | 188,210 | 185,893 | 2,317 | 4,515 | 1,840 | 2,675 |

| | **Year Ended December 31,** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 728,854 | 933,922 | (205,068) | 669,414 | 739,686 | (70,272) |
| ING VP Strategic Allocation Growth Portfolio - Class I | 1,086,612 | 1,404,602 | (317,990) | 1,034,022 | 1,087,631 | (53,609) |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 1,158,918 | 1,809,637 | (650,719) | 1,488,092 | 1,275,733 | 212,359 |
| ING Variable Funds: | | | | | | |
| ING VP Growth and Income Portfolio - Class A | 14,612 | 7 | 14,605 | - | - | - |
| ING VP Growth and Income Portfolio - Class I | 7,117,241 | 16,768,633 | (9,651,392) | 4,790,784 | 15,805,400 | (11,014,616) |
| ING VP Growth and Income Portfolio - Class S | 9,341 | - | 9,341 | - | - | - |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 1 | - | 9,163 | (9,163) | - | 47,668 | (47,668) |
| ING GET U.S. Core Portfolio - Series 2 | 36,724 | 230,619 | (193,895) | 10,134 | 395,607 | (385,473) |
| ING GET U.S. Core Portfolio - Series 3 | 97,747 | 621,892 | (524,145) | 85,582 | 1,147,984 | (1,062,402) |
| ING GET U.S. Core Portfolio - Series 5 | - | 2,418 | (2,418) | - | 1,716 | (1,716) |
| ING GET U.S. Core Portfolio - Series 6 | 3,892 | 99,492 | (95,600) | 23,836 | 121,699 | (97,863) |
| ING GET U.S. Core Portfolio - Series 7 | 9,451 | 108,202 | (98,751) | 9,232 | 75,326 | (66,094) |
| ING GET U.S. Core Portfolio - Series 8 | - | 50,524 | (50,524) | 10,938 | 27,849 | (16,911) |
| ING GET U.S. Core Portfolio - Series 9 | - | 654 | (654) | 3,031 | 9,580 | (6,549) |
| ING GET U.S. Core Portfolio - Series 10 | - | 119 | (119) | - | 3,724 | (3,724) |
| ING GET U.S. Core Portfolio - Series 11 | 1,378 | 1,387 | (9) | - | 3,580 | (3,580) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING VP Global Science and Technology Portfolio - Class I | 3,050,740 | 3,458,973 | (408,233) | 2,970,151 | 4,241,036 | (1,270,885) |
| ING VP Growth Portfolio - Class I | 918,075 | 1,844,379 | (926,304) | 653,273 | 1,473,888 | (820,615) |
| ING VP Index Plus LargeCap Portfolio - Class I | 3,132,176 | 7,400,122 | (4,267,946) | 2,941,762 | 5,714,372 | (2,772,610) |
| ING VP Index Plus LargeCap Portfolio - Class S | 34,733 | 7,800 | 26,933 | 3,832 | 3,225 | 607 |
| ING VP Index Plus MidCap Portfolio - Class I | 3,013,153 | 5,345,859 | (2,332,706) | 2,961,969 | 4,098,221 | (1,136,252) |
| ING VP Index Plus MidCap Portfolio - Class S | 26,670 | 1,311 | 25,359 | 5,408 | 1,557 | 3,851 |
| ING VP Index Plus SmallCap Portfolio - Class I | 1,855,429 | 3,309,955 | (1,454,526) | 2,235,998 | 2,969,049 | (733,051) |
| ING VP Index Plus SmallCap Portfolio - Class S | 4,508 | 640 | 3,868 | 4,546 | - | 4,546 |

| | **Year Ended December 31,** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Variable Portfolios, Inc. (continued): | | | | | | |
| ING VP International Equity Portfolio - Class I | 532,851 | 2,234,859 | (1,702,008) | 756,007 | 557,874 | 198,133 |
| ING VP International Equity Portfolio - Class S | 3,140 | 4,540 | (1,400) | 1,400 | - | 1,400 |
| ING VP Small Company Portfolio - Class I | 1,082,126 | 2,632,490 | (1,550,364) | 1,448,901 | 2,002,563 | (553,662) |
| ING VP Small Company Portfolio - Class S | 6,798 | 735 | 6,063 | 930 | 8 | 922 |
| ING VP Value Opportunity Portfolio - Class I | 615,854 | 1,440,721 | (824,867) | 701,739 | 1,543,657 | (841,918) |
| ING Variable Products Trust: | | | | | | |
| ING VP Financial Services Portfolio - Class I | 205,752 | 253,616 | (47,864) | 362,103 | 166,013 | 196,090 |
| ING VP International Value Portfolio - Class I | 990,186 | 382 | 989,804 | 2,916,734 | 1,481,923 | 1,434,811 |
| ING VP International Value Portfolio - Class S | 29,605 | 2,213 | 27,392 | 4,854 | 345 | 4,509 |
| ING VP MidCap Opportunities Portfolio - Class I | 386,244 | 246,512 | 139,732 | 240,882 | 198,715 | 42,167 |
| ING VP MidCap Opportunities Portfolio - Class S | 4,777 | 21 | 4,756 | 243 | - | 243 |
| ING VP Real Estate Portfolio - Class I | 1,182,755 | 2,488,798 | (1,306,043) | 1,951,303 | 841,992 | 1,109,311 |
| ING VP SmallCap Opportunities Portfolio - Class I | 464,165 | 386,491 | 77,674 | 540,975 | 565,248 | (24,273) |
| ING VP SmallCap Opportunities Portfolio - Class S | 1,261 | 736 | 525 | 3,659 | 2,812 | 847 |
| ING VP Balanced Portfolio, Inc.: | | | | | | |
| ING VP Balanced Portfolio - Class I | 2,955,259 | 5,433,278 | (2,478,019) | 2,406,719 | 5,953,493 | (3,546,774) |
| ING VP Intermediate Bond Portfolio: | | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 5,417,154 | 4,942,349 | 474,805 | 4,030,569 | 4,509,915 | (479,346) |
| ING VP Intermediate Bond Portfolio - Class S | 37,708 | 15,412 | 22,296 | 1,195 | - | 1,195 |
| ING VP Money Market Portfolio: | | | | | | |
| ING VP Money Market Portfolio - Class I | 19,867,213 | 12,375,205 | 7,492,008 | 14,343,402 | 9,279,285 | 5,064,117 |
| ING VP Natural Resources Trust: | | | | | | |
| ING VP Natural Resources Trust | 36,881 | 2,654,969 | (2,618,088) | 1,683,169 | 1,554,306 | 128,863 |
| Janus Adviser Series: | | | | | | |
| Janus Adviser Balanced Fund - Class S | 2,759 | 2,759 | - | - | - | - |

| | **Year Ended December 31,** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 5,933 | 7,591 | (1,658) | 10,951 | 16,976 | (6,025) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 2,104 | 3,023 | (919) | 1,677 | 3,340 | (1,663) |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | 3,432 | 4,271 | (839) | 1,328 | 3,807 | (2,479) |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 8,231 | 10,635 | (2,404) | 11,698 | 14,747 | (3,049) |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | 3,238 | 5,612 | (2,374) | 9,145 | 12,668 | (3,523) |
| Lazard Funds, Inc.: | | | | | | |
| Lazard Mid Cap Portfolio - Open Shares | 56,367 | 19,163 | 37,204 | - | - | - |
| Legg Mason Value Trust, Inc.: | | | | | | |
| Legg Mason Value Trust, Inc. - Primary Class | 139,010 | 264,379 | (125,369) | 33,268 | 23,146 | 10,122 |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 22,791 | 20,172 | 2,619 | 19,131 | 2,287 | 16,844 |
| Lord Abbett Affiliated Fund, Inc.: | | | | | | |
| Lord Abbett Affiliated Fund - Class A | 24,047 | 118,566 | (94,519) | 97,919 | 69,385 | 28,534 |
| Lord Abbett Mid Cap Value Fund, Inc.: | | | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 62,464 | 50,314 | 12,150 | 47,821 | 36,142 | 11,679 |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 67,759 | 59,864 | 7,895 | 62,292 | 48,756 | 13,536 |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | 2,944,746 | 13,487,085 | (10,542,339) | 2,059,949 | 1,974,799 | 85,150 |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 1,899,814 | 2,525,719 | (625,905) | 1,854,378 | 2,286,907 | (432,529) |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 23,149 | 17,169 | 5,980 | 33,417 | 20,490 | 12,927 |
| MFS® Variable Insurance Trust℠: | | | | | | |
| MFS® Total Return Series - Initial Class | 266,111 | 5,227,881 | (4,961,770) | 379,700 | 1,029,558 | (649,858) |
| Moderate Allocation Portfolio: | | | | | | |
| Moderate Allocation Portfolio | 646 | - | 646 | 1,937 | - | 1,937 |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 159,925 | 33,771 | 126,154 | 50,092 | 1,639 | 48,453 |

| | Year Ended December 31, | | | | | |
| | 2007 | | | 2006 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| New Perspective Fund®, Inc.: | | | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 231,269 | 75,992 | 155,277 | 86,426 | 43,420 | 43,006 |
| New Perspective Fund®, Inc. - Class R-4 | 1,180,646 | 620,099 | 560,547 | 1,015,216 | 879,107 | 136,109 |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 39,871 | 29,627 | 10,244 | 36,284 | 29,519 | 6,765 |
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 1,631,150 | 1,356,798 | 274,352 | 1,637,863 | 1,162,167 | 475,696 |
| Oppenheimer Global Fund: | | | | | | |
| Oppenheimer Global Fund - Class A | 2,038 | 8,846 | (6,808) | 4,534 | 795 | 3,739 |
| Oppenheimer Main Street Funds®, Inc.: | | | | | | |
| Oppenheimer Main Street Fund® - Class A | 10,275 | 24,008 | (13,733) | 14,133 | 2,351 | 11,782 |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Global Securities/VA | 5,379 | 14,493 | (9,114) | 10,242 | 12,847 | (2,605) |
| Oppenheimer Main Street Fund®/VA | 14 | 1,154 | (1,140) | 12,583 | - | 12,583 |
| Oppenheimer Main Street Small Cap Fund®/VA | 332,421 | 152,188 | 180,233 | 370,280 | 108,044 | 262,236 |
| Oppenheimer Mid Cap Fund/VA | 4,230 | 100 | 4,130 | 132 | - | 132 |
| Oppenheimer Strategic Bond Fund/VA | 2,831 | 3,717 | (886) | 2,772 | 5,052 | (2,280) |
| Pax World Funds Series Trust I: | | | | | | |
| Pax World Balanced Fund | 1,456,218 | 1,070,970 | 385,248 | 1,545,079 | 2,250,296 | (705,217) |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 1,872,114 | 1,349,048 | 523,066 | 1,299,199 | 1,057,903 | 241,296 |
| Pioneer Fund: | | | | | | |
| Pioneer Fund - Class A | 748 | 3,735 | (2,987) | 2,233 | 1,127 | 1,106 |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 229,101 | 117,129 | 111,972 | 143,632 | 52,372 | 91,260 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 3,024,096 | 744,570 | 2,279,526 | - | - | - |
| Pioneer Equity Income VCT Portfolio - Class I | 3,785,938 | 11,822,590 | (8,036,652) | 3,586,863 | 1,110,687 | 2,476,176 |

| | **Year Ended December 31,** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Pioneer Variable Contracts Trust (continued): | | | | | | |
| Pioneer Fund VCT Portfolio - Class I | 10,846,326 | 11,618,750 | (772,424) | 490,570 | 127,646 | 362,924 |
| Pioneer High Yield VCT Portfolio - Class I | 878,955 | 346,365 | 532,590 | 717,508 | 298,748 | 418,760 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 808,549 | 5,489,676 | (4,681,127) | 1,129,853 | 1,348,694 | (218,841) |
| Premier VIT: | | | | | | |
| Premier VIT OpCap Mid Cap Portfolio | 48,932 | 8,831 | 40,101 | - | - | - |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 47,799 | 48,781 | (982) | 58,286 | 52,254 | 6,032 |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 1,127,366 | 1,124,683 | 2,683 | 2,667 | 21 | 2,646 |
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 39,429 | 16,711 | 22,718 | 32,311 | 24,244 | 8,067 |
| Templeton Growth Fund, Inc.: | | | | | | |
| Templeton Growth Fund, Inc. - Class A | 34,710 | 82,455 | (47,745) | 55,651 | 38,547 | 17,104 |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Class A | 3,323,277 | 848,473 | 2,474,804 | 1,552,269 | 357,297 | 1,194,972 |
| The Growth Fund of America®, Inc.: | | | | | | |
| The Growth Fund of America® - Class R-3 | 583,448 | 318,903 | 264,545 | 524,599 | 259,493 | 265,106 |
| The Growth Fund of America® - Class R-4 | 5,779,822 | 3,553,075 | 2,226,747 | 5,803,069 | 2,997,786 | 2,805,283 |
| The Income Fund of America®, Inc.: | | | | | | |
| The Income Fund of America® - Class R-3 | 86,768 | 42,949 | 43,819 | 71,908 | 21,300 | 50,608 |
| UBS Funds: | | | | | | |
| UBS U.S. Small Cap Growth Fund - Class A | 17,098 | 39,017 | (21,919) | 23,849 | 8,380 | 15,469 |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 1,484 | 705 | 779 | 8,813 | 7,039 | 1,774 |
| Equity Income Portfolio | 7,478 | 3,087 | 4,391 | 4,681 | 8,385 | (3,704) |
| Small Company Growth Portfolio | 7,104 | 1,898 | 5,206 | 1,766 | 345 | 1,421 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Wanger Advisors Trust: | | | | | | |
| Wanger International Small Cap | 1,117,096 | 201,335 | 915,761 | - | - | - |
| Wanger Select | 3,483,410 | 1,088,696 | 2,394,714 | 1,454,894 | 258,150 | 1,196,744 |
| Wanger U.S. Smaller Companies | 759,102 | 501,522 | 257,580 | 868,835 | 339,418 | 529,417 |
| Washington Mutual Investors Fund<sup>SM</sup>, Inc.: | | | | | | |
| Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3 | 277,535 | 184,207 | 93,328 | 254,815 | 151,932 | 102,883 |
| Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4 | 2,074,064 | 2,019,305 | 54,759 | 1,884,997 | 1,042,123 | 842,874 |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 2,194 | 88 | 2,106 | 1,949 | 19 | 1,930 |

## 9. Unit Summary

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **AIM Mid Cap Core Equity Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 15,454.645 | $ | 14.26 | $ | 220,383 |
| ING MAP PLUS NP12 | 59.693 | | 14.23 | | 849 |
| ING MAP PLUS NP14 | 188.627 | | 14.18 | | 2,675 |
| ING MAP PLUS NP19 | 241.957 | | 14.04 | | 3,397 |
| ING MAP PLUS NP25 | 1,493.000 | | 13.88 | | 20,723 |
| ING MAP PLUS NP26 | 1.936 | | 13.85 | | 27 |
| ING MAP PLUS NP30 | 1,332.051 | | 13.74 | | 18,302 |
| Qualified XII (1.00) | 205.438 | | 16.18 | | 3,324 |
| | 18,977.347 | | | $ | 269,680 |
| **AIM Small Cap Growth Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.00) | 2,376.654 | $ | 14.34 | $ | 34,081 |
| | 2,376.654 | | | $ | 34,081 |
| **AIM Global Health Care Fund - Investor Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP9 | 504.795 | $ | 35.57 | $ | 17,956 |
| ING MAP PLUS NP11 | 1,130.499 | | 35.48 | | 40,110 |
| ING MAP PLUS NP21 | 882.213 | | 35.04 | | 30,913 |
| ING MAP PLUS NP26 | 615.598 | | 34.82 | | 21,435 |
| ING MAP PLUS NP28 | 524.327 | | 34.74 | | 18,215 |
| ING MAP PLUS NP29 | 2.307 | | 34.69 | | 80 |
| ING MAP PLUS NP30 | 352.289 | | 34.65 | | 12,207 |
| ING MAP PLUS NP36 | 93.682 | | 34.39 | | 3,222 |
| | 4,105.710 | | | $ | 144,138 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 11,159.792 | $7.08 to $14.33 | $ 101,592 |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,127,736.238 | 11.51 | 12,980,244 |
| Qualified VIII | 1,667.685 | 11.51 | 19,195 |
| Qualified X (1.15) | 15,217.996 | 11.61 | 176,681 |
| Qualified X (1.25) | 118,861.880 | 11.51 | 1,368,100 |
| Qualified XII (0.05) | 6,486.430 | 12.37 | 80,237 |
| Qualified XII (0.20) | 2,426.892 | 12.62 | 30,627 |
| Qualified XII (0.25) | 240.922 | 12.56 | 3,026 |
| Qualified XII (0.30) | 14,268.962 | 12.51 | 178,505 |
| Qualified XII (0.35) | 784.773 | 12.45 | 9,770 |
| Qualified XII (0.40) | 9,070.746 | 12.40 | 112,477 |
| Qualified XII (0.50) | 508.130 | 13.50 | 6,860 |
| Qualified XII (0.50) | 12,557.292 | 12.29 | 154,329 |
| Qualified XII (0.55) | 23,868.510 | 12.24 | 292,151 |
| Qualified XII (0.60) | 24,825.514 | 12.18 | 302,375 |
| Qualified XII (0.65) | 11,415.955 | 12.13 | 138,476 |
| Qualified XII (0.70) | 65,750.524 | 12.08 | 794,266 |
| Qualified XII (0.75) | 26,140.218 | 12.03 | 314,467 |
| Qualified XII (0.80) | 116,061.236 | 11.97 | 1,389,253 |
| Qualified XII (0.85) | 193,574.961 | 11.92 | 2,307,414 |
| Qualified XII (0.90) | 8,726.066 | 11.87 | 103,578 |
| Qualified XII (0.95) | 249,516.747 | 11.82 | 2,949,288 |
| Qualified XII (1.00) | 243,933.884 | 11.77 | 2,871,102 |
| Qualified XII (1.05) | 53,910.624 | 11.72 | 631,833 |
| Qualified XII (1.10) | 41,949.912 | 11.67 | 489,555 |
| Qualified XII (1.15) | 42,365.161 | 11.61 | 491,860 |
| Qualified XII (1.20) | 39,498.348 | 11.56 | 456,601 |
| Qualified XII (1.25) | 48,259.454 | 11.51 | 555,466 |
| Qualified XII (1.30) | 4,659.384 | 11.46 | 53,397 |
| Qualified XII (1.35) | 6,817.975 | 11.41 | 77,793 |
| Qualified XII (1.40) | 12,117.697 | 11.36 | 137,657 |
| Qualified XII (1.45) | 2,825.113 | 11.32 | 31,980 |
| Qualified XII (1.50) | 1,822.398 | 11.27 | 20,538 |
| Qualified XV | 13,495.512 | 11.79 | 159,112 |
| Qualified XVI | 34,912.792 | 11.27 | 393,467 |
| Qualified XVII | 651.186 | 11.52 | 7,502 |
| Qualified XVIII | 3,433.521 | 11.52 | 39,554 |
| Qualified XXI | 20,409.751 | 11.94 | 243,692 |
| Qualified XXV | 9,438.420 | 11.94 | 112,695 |
| Qualified XXVI | 11,235.566 | 11.81 | 132,692 |
| Qualified XXVII | 305,162.395 | 7.26 | 2,215,479 |
| Qualified XXXII | 2,119.257 | 13.48 | 28,568 |
| Qualified XXXVI | 2,010.843 | 13.38 | 26,905 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation Fund - Series I Shares (continued)** | | | |
| Qualified LIII | 7,791.084 | $        13.79 | $        107,439 |
| Qualified LIV | 7,721.959 | 13.75 | 106,177 |
| Qualified LV | 13,116.389 | 13.82 | 181,268 |
| Qualified LVI | 5,120.886 | 13.83 | 70,822 |
| | 2,975,646.980 | | $   33,456,065 |
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 6,632.231 | $14.18 to $14.48 | $        94,512 |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,796,063.193 | 10.63 | 19,092,152 |
| Qualified VIII | 4.085 | 10.62 | 43 |
| Qualified X (1.15) | 26,339.743 | 10.72 | 282,362 |
| Qualified X (1.25) | 120,761.399 | 10.63 | 1,283,694 |
| Qualified XII (0.05) | 13,869.486 | 11.42 | 158,390 |
| Qualified XII (0.20) | 6,241.989 | 11.65 | 72,719 |
| Qualified XII (0.25) | 59.691 | 11.60 | 692 |
| Qualified XII (0.30) | 6,960.753 | 11.54 | 80,327 |
| Qualified XII (0.35) | 2,060.496 | 11.49 | 23,675 |
| Qualified XII (0.40) | 11,140.498 | 11.44 | 127,447 |
| Qualified XII (0.50) | 6,790.971 | 14.75 | 100,167 |
| Qualified XII (0.50) | 19,827.226 | 11.35 | 225,039 |
| Qualified XII (0.55) | 83,014.041 | 11.30 | 938,059 |
| Qualified XII (0.60) | 52,059.437 | 11.25 | 585,669 |
| Qualified XII (0.65) | 16,223.694 | 11.20 | 181,705 |
| Qualified XII (0.70) | 93,938.689 | 11.15 | 1,047,416 |
| Qualified XII (0.75) | 45,948.857 | 11.10 | 510,032 |
| Qualified XII (0.80) | 206,699.452 | 11.05 | 2,284,029 |
| Qualified XII (0.85) | 206,829.402 | 11.01 | 2,277,192 |
| Qualified XII (0.90) | 10,643.305 | 10.96 | 116,651 |
| Qualified XII (0.95) | 302,278.398 | 10.91 | 3,297,857 |
| Qualified XII (1.00) | 544,773.610 | 10.86 | 5,916,241 |
| Qualified XII (1.05) | 115,519.099 | 10.82 | 1,249,917 |
| Qualified XII (1.10) | 53,729.255 | 10.77 | 578,664 |
| Qualified XII (1.15) | 47,593.997 | 10.72 | 510,208 |
| Qualified XII (1.20) | 54,312.548 | 10.68 | 580,058 |
| Qualified XII (1.25) | 60,508.865 | 10.63 | 643,209 |
| Qualified XII (1.30) | 3,308.928 | 10.58 | 35,008 |
| Qualified XII (1.35) | 9,584.173 | 10.54 | 101,017 |
| Qualified XII (1.40) | 18,679.418 | 10.49 | 195,947 |
| Qualified XII (1.45) | 2,509.154 | 10.45 | 26,221 |
| Qualified XII (1.50) | 3,314.700 | 10.40 | 34,473 |
| Qualified XV | 7,189.994 | 10.88 | 78,227 |
| Qualified XVI | 39,193.669 | 10.40 | 407,614 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares (continued)** | | | | | |
| Qualified XVII | 4,732.796 | $ | 10.63 | $ | 50,310 |
| Qualified XVIII | 5,008.526 | | 10.63 | | 53,241 |
| Qualified XXI | 12,263.006 | | 11.02 | | 135,138 |
| Qualified XXV | 21,043.588 | | 11.02 | | 231,900 |
| Qualified XXVI | 17,460.888 | | 10.90 | | 190,324 |
| Qualified XXVII | 421,087.710 | | 8.58 | | 3,612,933 |
| Qualified XXXII | 920.933 | | 14.28 | | 13,151 |
| Qualified XXXIII (0.65) | 483.266 | | 14.53 | | 7,022 |
| Qualified XXXVI | 1,755.104 | | 14.62 | | 25,660 |
| Qualified LIII | 23,308.185 | | 13.65 | | 318,157 |
| Qualified LIV | 7,310.489 | | 13.60 | | 99,423 |
| Qualified LV | 20,497.727 | | 13.67 | | 280,204 |
| Qualified LVI | 5,162.695 | | 13.68 | | 70,626 |
| | 4,535,639.359 | | | $ | 48,224,722 |
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 2,443.647 | $ | 13.50 | $ | 32,989 |
| ING MAP PLUS NP16 | 2,437.660 | | 13.37 | | 32,592 |
| ING MAP PLUS NP18 | 333.314 | | 13.32 | | 4,440 |
| ING MAP PLUS NP22 | 554.303 | | 13.22 | | 7,328 |
| ING MAP PLUS NP23 | 1,037.728 | | 13.19 | | 13,688 |
| ING MAP PLUS NP24 | 1,274.519 | | 13.16 | | 16,773 |
| ING MAP PLUS NP26 | 787.145 | | 13.11 | | 10,319 |
| ING MAP PLUS NP30 | 119.324 | | 13.01 | | 1,552 |
| | 8,987.640 | | | $ | 119,681 |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.15) | 23,810.634 | $ | 14.04 | $ | 334,301 |
| Qualified X (1.25) | 21,490.146 | | 13.99 | | 300,647 |
| Qualified XVIII | 718.717 | | 14.11 | | 10,141 |
| | 46,019.497 | | | $ | 645,089 |
| **Allianz NFJ Small-Cap Value - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP12 | 49.962 | $ | 16.30 | $ | 814 |
| ING MAP PLUS NP14 | 2,620.917 | | 16.24 | | 42,564 |
| ING MAP PLUS NP18 | 17,727.719 | | 16.11 | | 285,594 |
| ING MAP PLUS NP19 | 1,311.027 | | 16.08 | | 21,081 |
| ING MAP PLUS NP21 | 6,490.170 | | 16.02 | | 103,973 |
| | 28,199.795 | | | $ | 454,026 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **American Balanced Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 7,266.941 | $ 12.95 | $ 94,107 |
| ING MAP PLUS NP6 | 40,855.390 | 12.83 | 524,175 |
| ING MAP PLUS NP8 | 8,076.122 | 12.78 | 103,213 |
| ING MAP PLUS NP9 | 14,441.832 | 12.75 | 184,133 |
| ING MAP PLUS NP10 | 31,685.793 | 12.73 | 403,360 |
| ING MAP PLUS NP11 | 3,646.964 | 12.70 | 46,316 |
| ING MAP PLUS NP13 | 6,635.191 | 12.65 | 83,935 |
| ING MAP PLUS NP14 | 76,252.720 | 12.63 | 963,072 |
| ING MAP PLUS NP15 | 2.856 | 12.60 | 36 |
| ING MAP PLUS NP16 | 2,744.161 | 12.58 | 34,522 |
| ING MAP PLUS NP17 | 9,503.877 | 12.56 | 119,369 |
| ING MAP PLUS NP18 | 16,801.639 | 12.53 | 210,525 |
| ING MAP PLUS NP19 | 142,960.422 | 12.51 | 1,788,435 |
| ING MAP PLUS NP20 | 63,383.148 | 12.48 | 791,022 |
| ING MAP PLUS NP21 | 27,174.296 | 12.46 | 338,592 |
| ING MAP PLUS NP22 | 712.383 | 12.43 | 8,855 |
| ING MAP PLUS NP23 | 3,002.588 | 12.41 | 37,262 |
| ING MAP PLUS NP24 | 16,779.058 | 12.39 | 207,893 |
| ING MAP PLUS NP25 | 463.217 | 12.36 | 5,725 |
| ING MAP PLUS NP26 | 3,968.834 | 12.34 | 48,975 |
| ING MAP PLUS NP27 | 4,510.081 | 12.31 | 55,519 |
| ING MAP PLUS NP28 | 21,631.880 | 12.29 | 265,856 |
| ING MAP PLUS NP29 | 1,112.433 | 12.26 | 13,638 |
| ING MAP PLUS NP30 | 2,660.355 | 12.24 | 32,563 |
| | 506,272.181 | | $ 6,361,098 |
| **American Century Income & Growth Fund - A Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 164.410 | $ 36.60 | $ 6,017 |
| Qualified XII (1.10) | 624.709 | 36.33 | 22,696 |
| Qualified XXVII | 470,664.090 | 11.83 | 5,567,956 |
| | 471,453.209 | | $ 5,596,669 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Ariel Appreciation Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 6,173.290 | $ 11.96 | $ 73,833 |
| ING MAP PLUS NP14 | 26,595.722 | 11.93 | 317,287 |
| ING MAP PLUS NP17 | 59.118 | 11.86 | 701 |
| ING MAP PLUS NP18 | 887.336 | 11.84 | 10,506 |
| ING MAP PLUS NP19 | 845.743 | 11.82 | 9,997 |
| ING MAP PLUS NP22 | 6,945.811 | 11.75 | 81,613 |
| ING MAP PLUS NP23 | 4,702.224 | 11.72 | 55,110 |
| ING MAP PLUS NP24 | 34.827 | 11.70 | 407 |
| ING MAP PLUS NP29 | 34.562 | 11.59 | 401 |
| ING MAP PLUS NP30 | 250.736 | 11.57 | 2,901 |
| ING MAP PLUS NP32 | 56.888 | 11.52 | 655 |
| ING MAP PLUS NP36 | 2,150.333 | 11.43 | 24,578 |
| | 48,736.590 | | $ 577,989 |
| **Ariel Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 296.527 | $ 12.65 | $ 3,751 |
| ING MAP PLUS NP8 | 1,219.815 | 12.60 | 15,370 |
| ING MAP PLUS NP9 | 15,033.691 | 12.58 | 189,124 |
| ING MAP PLUS NP12 | 55.083 | 12.51 | 689 |
| ING MAP PLUS NP14 | 3,531.817 | 12.46 | 44,006 |
| ING MAP PLUS NP15 | 261.166 | 12.43 | 3,246 |
| ING MAP PLUS NP17 | 6,116.107 | 12.38 | 75,717 |
| ING MAP PLUS NP18 | 4,509.818 | 12.36 | 55,741 |
| ING MAP PLUS NP19 | 11,492.828 | 12.34 | 141,821 |
| ING MAP PLUS NP20 | 11,196.877 | 12.31 | 137,834 |
| ING MAP PLUS NP21 | 2,738.158 | 12.29 | 33,652 |
| ING MAP PLUS NP22 | 1,220.508 | 12.26 | 14,963 |
| ING MAP PLUS NP23 | 3,914.684 | 12.24 | 47,916 |
| ING MAP PLUS NP24 | 3,548.943 | 12.22 | 43,368 |
| ING MAP PLUS NP26 | 1.554 | 12.17 | 19 |
| ING MAP PLUS NP27 | 30.014 | 12.14 | 364 |
| ING MAP PLUS NP28 | 1,057.248 | 12.12 | 12,814 |
| ING MAP PLUS NP29 | 67.155 | 12.10 | 813 |
| ING MAP PLUS NP30 | 1,036.733 | 12.07 | 12,513 |
| ING MAP PLUS NP36 | 321.959 | 11.93 | 3,841 |
| | 67,650.685 | | $ 837,562 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert Social Balanced Portfolio** | | | |
| Currently payable annuity contracts: | 8,801.562 | $ 12.58 | $ 110,724 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 801.954 | 12.30 | 9,864 |
| Qualified V | 438.399 | 24.96 | 10,942 |
| Qualified VI | 750,365.474 | 24.82 | 18,624,071 |
| Qualified VIII | 5,211.004 | 22.53 | 117,404 |
| Qualified X (1.15) | 3,808.132 | 12.84 | 48,896 |
| Qualified X (1.25) | 78,954.043 | 12.72 | 1,004,295 |
| Qualified XII (0.05) | 4,684.492 | 26.93 | 126,153 |
| Qualified XII (0.20) | 3,366.260 | 14.29 | 48,104 |
| Qualified XII (0.25) | 95.499 | 14.22 | 1,358 |
| Qualified XII (0.30) | 3,059.723 | 14.15 | 43,295 |
| Qualified XII (0.35) | 210.827 | 14.08 | 2,968 |
| Qualified XII (0.40) | 1,199.144 | 19.59 | 23,491 |
| Qualified XII (0.50) | 6,214.762 | 14.21 | 88,312 |
| Qualified XII (0.55) | 10,847.133 | 13.81 | 149,799 |
| Qualified XII (0.60) | 22,591.770 | 13.75 | 310,637 |
| Qualified XII (0.65) | 7,484.746 | 13.68 | 102,391 |
| Qualified XII (0.70) | 97,789.640 | 13.62 | 1,331,895 |
| Qualified XII (0.75) | 99,843.555 | 13.55 | 1,352,880 |
| Qualified XII (0.80) | 114,927.344 | 14.20 | 1,631,968 |
| Qualified XII (0.85) | 140,885.121 | 18.84 | 2,654,276 |
| Qualified XII (0.90) | 9,761.680 | 13.95 | 136,175 |
| Qualified XII (0.95) | 178,681.021 | 18.63 | 3,328,827 |
| Qualified XII (1.00) | 296,589.767 | 18.52 | 5,492,842 |
| Qualified XII (1.05) | 28,402.262 | 18.41 | 522,886 |
| Qualified XII (1.10) | 43,564.311 | 18.30 | 797,227 |
| Qualified XII (1.15) | 12,869.063 | 18.20 | 234,217 |
| Qualified XII (1.20) | 5,606.213 | 18.09 | 101,416 |
| Qualified XII (1.25) | 32,303.668 | 17.99 | 581,143 |
| Qualified XII (1.30) | 188.135 | 17.88 | 3,364 |
| Qualified XII (1.35) | 2,502.024 | 17.78 | 44,486 |
| Qualified XII (1.40) | 15,897.580 | 17.67 | 280,910 |
| Qualified XII (1.45) | 1,914.147 | 17.57 | 33,632 |
| Qualified XII (1.50) | 236.904 | 17.47 | 4,139 |
| Qualified XV | 3,453.899 | 25.65 | 88,593 |
| Qualified XVI | 31,328.364 | 24.16 | 756,893 |
| Qualified XVII | 652.748 | 24.82 | 16,201 |
| Qualified XVIII | 1,949.381 | 12.72 | 24,796 |
| Qualified XXI | 3,425.099 | 25.99 | 89,018 |
| Qualified XXV | 4,442.849 | 25.73 | 114,315 |
| Qualified XXVI | 1.185 | 25.45 | 30 |
| Qualified XXVII | 448,637.743 | 33.54 | 15,047,310 |
| Qualified XXVIII | 111,419.418 | 33.23 | 3,702,467 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Calvert Social Balanced Portfolio (continued)** | | | | | |
| Qualified XXXII | 490.258 | $ | 12.41 | $ | 6,084 |
| Qualified XXXVI | 532.164 | | 12.88 | | 6,854 |
| Qualified LIII | 1,615.480 | | 12.03 | | 19,434 |
| Qualified LIV | 9,839.219 | | 12.00 | | 118,071 |
| Qualified LV | 7,063.371 | | 12.06 | | 85,184 |
| Qualified LVI | 3,114.312 | | 12.06 | | 37,559 |
| | 2,618,062.849 | | | $ | 59,467,796 |
| **Capital One Mid Cap Equity Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 9.812 | $ | 13.44 | $ | 132 |
| Qualified XII (0.70) | 152.647 | | 13.72 | | 2,094 |
| Qualified XII (0.80) | 2,986.864 | | 13.67 | | 40,830 |
| Qualified XII (0.85) | 3,033.565 | | 13.64 | | 41,378 |
| Qualified XII (1.00) | 181.492 | | 13.57 | | 2,463 |
| Qualified XII (1.25) | 12.842 | | 13.44 | | 173 |
| | 6,377.222 | | | $ | 87,070 |
| **DWS Equity 500 Index Fund - Class S** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.00) | 14,918.115 | $ | 15.27 | $ | 227,800 |
| | 14,918.115 | | | $ | 227,800 |

209

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 66,492.396 | $ 20.20 | $ 1,343,146 |
| ING MAP PLUS NP6 | 26,232.094 | 20.00 | 524,642 |
| ING MAP PLUS NP8 | 69,071.673 | 19.93 | 1,376,598 |
| ING MAP PLUS NP9 | 13,319.113 | 19.89 | 264,917 |
| ING MAP PLUS NP10 | 9,274.959 | 19.85 | 184,108 |
| ING MAP PLUS NP11 | 32,344.773 | 19.81 | 640,750 |
| ING MAP PLUS NP12 | 13,106.545 | 19.77 | 259,116 |
| ING MAP PLUS NP13 | 14,808.360 | 19.73 | 292,169 |
| ING MAP PLUS NP14 | 77,005.810 | 19.69 | 1,516,244 |
| ING MAP PLUS NP15 | 16,168.215 | 19.66 | 317,867 |
| ING MAP PLUS NP16 | 23,614.206 | 19.62 | 463,311 |
| ING MAP PLUS NP17 | 30,582.332 | 19.58 | 598,802 |
| ING MAP PLUS NP18 | 808.566 | 19.54 | 15,799 |
| ING MAP PLUS NP19 | 12,125.906 | 19.50 | 236,455 |
| ING MAP PLUS NP20 | 6,712.400 | 19.46 | 130,623 |
| ING MAP PLUS NP21 | 7,921.054 | 19.43 | 153,906 |
| ING MAP PLUS NP22 | 23,442.206 | 19.39 | 454,544 |
| ING MAP PLUS NP23 | 8,913.202 | 19.35 | 172,470 |
| ING MAP PLUS NP24 | 5,993.532 | 19.31 | 115,735 |
| ING MAP PLUS NP26 | 1,774.351 | 19.24 | 34,139 |
| ING MAP PLUS NP28 | 16,232.714 | 19.16 | 311,019 |
| ING MAP PLUS NP29 | 6,090.905 | 19.13 | 116,519 |
| ING MAP PLUS NP30 | 1,429.186 | 19.09 | 27,283 |
| ING MAP PLUS NP32 | 764.365 | 19.01 | 14,531 |
| ING MAP PLUS NP36 | 1,578.418 | 18.87 | 29,785 |
| | 485,807.281 | | $ 9,594,478 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,632.819 | $ 20.14 | $ 133,585 |
| Qualified V | 2,133.922 | 19.22 | 41,014 |
| Qualified VI | 2,852,299.582 | 19.34 | 55,163,474 |
| Qualified XII (0.00) | 213.525 | 20.24 | 4,322 |
| Qualified XII (0.05) | 147,996.119 | 20.21 | 2,991,002 |
| Qualified XII (0.25) | 73,974.052 | 20.06 | 1,483,919 |
| Qualified XII (0.30) | 126,355.476 | 20.02 | 2,529,637 |
| Qualified XII (0.35) | 10,403.791 | 19.98 | 207,868 |
| Qualified XII (0.40) | 26,259.902 | 19.95 | 523,885 |
| Qualified XII (0.50) | 1,529.294 | 20.04 | 30,647 |
| Qualified XII (0.50) | 1,011,770.172 | 19.88 | 20,113,991 |
| Qualified XII (0.55) | 15,260.290 | 19.84 | 302,764 |
| Qualified XII (0.60) | 42,629.184 | 19.80 | 844,058 |
| Qualified XII (0.65) | 76,630.857 | 19.77 | 1,514,992 |
| Qualified XII (0.70) | 278,449.655 | 19.73 | 5,493,812 |
| Qualified XII (0.75) | 92,027.086 | 19.69 | 1,812,013 |
| Qualified XII (0.80) | 666,502.747 | 19.66 | 13,103,444 |
| Qualified XII (0.85) | 325,210.624 | 19.62 | 6,380,632 |
| Qualified XII (0.90) | 27,275.088 | 19.59 | 534,319 |
| Qualified XII (0.95) | 402,398.254 | 19.55 | 7,866,886 |
| Qualified XII (1.00) | 2,562,446.003 | 19.51 | 49,993,322 |
| Qualified XII (1.05) | 146,947.186 | 19.48 | 2,862,531 |
| Qualified XII (1.10) | 42,812.210 | 19.44 | 832,269 |
| Qualified XII (1.15) | 85,743.967 | 19.41 | 1,664,290 |
| Qualified XII (1.20) | 12,275.572 | 19.37 | 237,778 |
| Qualified XII (1.25) | 92,486.519 | 19.34 | 1,788,689 |
| Qualified XII (1.30) | 1,333.217 | 19.30 | 25,731 |
| Qualified XII (1.35) | 2,772.675 | 19.26 | 53,402 |
| Qualified XII (1.40) | 11,102.304 | 19.23 | 213,497 |
| Qualified XII (1.45) | 1,607.784 | 19.19 | 30,853 |
| Qualified XII (1.50) | 461.329 | 19.16 | 8,839 |
| Qualified XV | 7,656.269 | 19.55 | 149,680 |
| Qualified XVI | 63,231.675 | 19.16 | 1,211,519 |
| Qualified XVII | 3,425.813 | 19.49 | 66,769 |
| Qualified XXI | 10,807.739 | 19.66 | 212,480 |
| Qualified XXV | 7,794.502 | 19.72 | 153,708 |
| Qualified XXVI | 7,258.091 | 19.63 | 142,476 |
| Qualified XXVII | 1,751,755.786 | 17.16 | 30,060,129 |
| Qualified XXXVII | 1,377.533 | 9.92 | 13,665 |
| Qualified LIII | 5,969.130 | 17.66 | 105,415 |
| Qualified LIV | 96,626.795 | 17.61 | 1,701,598 |
| Qualified LV | 16,278.688 | 17.70 | 288,133 |
| Qualified LVI | 44.231 | 17.70 | 783 |
| | 11,118,167.457 | | $ 212,893,820 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Evergreen Equity Income Fund - Class I** | | | |
| Currently payable annuity contracts: | 330,433.503 | $11.45 to $11.58 | 3,826,245 |
| | 330,433.503 | | $ 3,826,245 |
| | | | |
| **Evergreen Special Values Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP7 | 28.625 | $ 14.14 | $ 405 |
| ING MAP PLUS NP8 | 3,187.098 | 14.12 | 45,002 |
| ING MAP PLUS NP14 | 4,638.741 | 13.95 | 64,710 |
| ING MAP PLUS NP16 | 1,894.835 | 13.90 | 26,338 |
| ING MAP PLUS NP17 | 5,422.601 | 13.87 | 75,211 |
| ING MAP PLUS NP19 | 5,224.192 | 13.82 | 72,198 |
| ING MAP PLUS NP25 | 1,407.504 | 13.66 | 19,227 |
| ING MAP PLUS NP26 | 1,287.692 | 13.63 | 17,551 |
| ING MAP PLUS NP27 | 146.682 | 13.60 | 1,995 |
| Qualified V | 909.591 | 21.34 | 19,411 |
| Qualified VI | 867,219.089 | 21.59 | 18,723,260 |
| Qualified XII (0.30) | 41,375.555 | 23.16 | 958,258 |
| Qualified XII (0.40) | 20,060.005 | 22.99 | 461,180 |
| Qualified XII (0.50) | 6,235.766 | 22.82 | 142,300 |
| Qualified XII (0.55) | 20,435.090 | 22.74 | 464,694 |
| Qualified XII (0.60) | 17,686.544 | 22.66 | 400,777 |
| Qualified XII (0.65) | 5,107.038 | 22.57 | 115,266 |
| Qualified XII (0.70) | 38,258.055 | 22.49 | 860,424 |
| Qualified XII (0.75) | 9,565.537 | 22.41 | 214,364 |
| Qualified XII (0.80) | 27,612.347 | 22.32 | 616,308 |
| Qualified XII (0.85) | 80,955.216 | 22.24 | 1,800,444 |
| Qualified XII (0.90) | 29,321.727 | 22.16 | 649,769 |
| Qualified XII (0.95) | 144,946.813 | 22.08 | 3,200,426 |
| Qualified XII (1.00) | 687,600.338 | 22.00 | 15,127,207 |
| Qualified XII (1.05) | 37,091.684 | 21.91 | 812,679 |
| Qualified XII (1.10) | 21,883.855 | 21.83 | 477,725 |
| Qualified XII (1.15) | 41,653.779 | 21.75 | 905,970 |
| Qualified XII (1.20) | 7,023.212 | 21.67 | 152,193 |
| Qualified XII (1.25) | 32,742.133 | 21.59 | 706,903 |
| Qualified XII (1.30) | 5,589.817 | 21.51 | 120,237 |
| Qualified XII (1.35) | 72.713 | 21.43 | 1,558 |
| Qualified XII (1.40) | 2,976.505 | 21.35 | 63,548 |
| Qualified XII (1.45) | 945.099 | 21.28 | 20,112 |
| Qualified XII (1.50) | 45.304 | 21.20 | 960 |
| Qualified XVI | 16,789.324 | 21.20 | 355,934 |
| Qualified XVII | 1,713.233 | 21.59 | 36,989 |
| Qualified XXVII | 2,126,628.006 | 21.79 | 46,339,224 |
| Qualified LIV | 38,605.633 | 12.72 | 491,064 |
| | 4,354,286.978 | | $ 94,561,821 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 355,217.425 | $13.36 to $14.75 | $ 5,219,106 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,340.677 | 14.05 | 18,837 |
| ING MAP PLUS NP1 | 12,574.476 | 14.00 | 176,043 |
| ING MAP PLUS NP8 | 12,668.878 | 13.81 | 174,957 |
| ING MAP PLUS NP11 | 135.433 | 13.73 | 1,859 |
| ING MAP PLUS NP12 | 28,773.064 | 13.70 | 394,191 |
| ING MAP PLUS NP14 | 1,235.239 | 13.65 | 16,861 |
| ING MAP PLUS NP15 | 179.111 | 13.62 | 2,439 |
| ING MAP PLUS NP17 | 5,737.291 | 13.57 | 77,855 |
| ING MAP PLUS NP18 | 3,616.466 | 13.54 | 48,967 |
| ING MAP PLUS NP19 | 9,499.358 | 13.51 | 128,336 |
| ING MAP PLUS NP21 | 15.517 | 13.46 | 209 |
| ING MAP PLUS NP22 | 1,388.213 | 13.44 | 18,658 |
| ING MAP PLUS NP23 | 31.563 | 13.41 | 423 |
| ING MAP PLUS NP24 | 135.766 | 13.38 | 1,817 |
| ING MAP PLUS NP25 | 373.517 | 13.36 | 4,990 |
| ING MAP PLUS NP26 | 3,403.580 | 13.33 | 45,370 |
| ING MAP PLUS NP28 | 2,629.873 | 13.28 | 34,925 |
| ING MAP PLUS NP29 | 437.189 | 13.25 | 5,793 |
| ING MAP PLUS NP30 | 1,403.068 | 13.23 | 18,563 |
| ING MAP PLUS NP32 | 18.683 | 13.18 | 246 |
| ING MAP PLUS NP36 | 3,345.730 | 13.07 | 43,729 |
| Qualified V | 1,899.726 | 26.05 | 49,488 |
| Qualified VI | 4,395,497.227 | 26.66 | 117,183,956 |
| Qualified VIII | 5,953.971 | 26.55 | 158,078 |
| Qualified X (1.15) | 304,488.843 | 33.82 | 10,297,813 |
| Qualified X (1.25) | 445,258.432 | 33.36 | 14,853,821 |
| Qualified XII (0.00) | 31.990 | 17.08 | 546 |
| Qualified XII (0.05) | 123,933.770 | 28.93 | 3,585,404 |
| Qualified XII (0.20) | 66,137.734 | 16.76 | 1,108,468 |
| Qualified XII (0.25) | 12,642.655 | 16.68 | 210,879 |
| Qualified XII (0.30) | 137,220.355 | 16.60 | 2,277,858 |
| Qualified XII (0.35) | 19,790.710 | 16.52 | 326,943 |
| Qualified XII (0.40) | 118,401.171 | 25.04 | 2,964,765 |
| Qualified XII (0.45) | 47.229 | 16.36 | 773 |
| Qualified XII (0.50) | 11,883.786 | 15.05 | 178,851 |
| Qualified XII (0.50) | 1,241,963.198 | 16.93 | 21,026,437 |
| Qualified XII (0.55) | 220,782.201 | 16.20 | 3,576,672 |
| Qualified XII (0.60) | 172,171.943 | 16.12 | 2,775,412 |
| Qualified XII (0.65) | 72,934.523 | 16.05 | 1,170,599 |
| Qualified XII (0.70) | 434,591.782 | 15.97 | 6,940,431 |
| Qualified XII (0.75) | 360,973.242 | 15.89 | 5,735,865 |
| Qualified XII (0.80) | 1,142,357.866 | 17.25 | 19,705,673 |
| Qualified XII (0.85) | 485,692.630 | 24.09 | 11,700,335 |
| Qualified XII (0.90) | 52,642.946 | 16.82 | 885,454 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.95) | 1,062,228.378 | $      23.82 | $      25,302,280 |
| Qualified XII (1.00) | 1,406,149.514 | 23.68 | 33,297,620 |
| Qualified XII (1.05) | 262,428.561 | 23.54 | 6,177,568 |
| Qualified XII (1.10) | 128,484.909 | 23.40 | 3,006,547 |
| Qualified XII (1.15) | 149,387.296 | 23.27 | 3,476,242 |
| Qualified XII (1.20) | 56,507.252 | 23.13 | 1,307,013 |
| Qualified XII (1.25) | 158,307.090 | 23.00 | 3,641,063 |
| Qualified XII (1.30) | 9,591.462 | 22.86 | 219,261 |
| Qualified XII (1.35) | 3,127.985 | 22.73 | 71,099 |
| Qualified XII (1.40) | 20,313.028 | 22.60 | 459,074 |
| Qualified XII (1.45) | 7,986.769 | 22.47 | 179,463 |
| Qualified XII (1.50) | 2,235.575 | 22.34 | 49,943 |
| Qualified XV | 34,216.787 | 27.56 | 943,015 |
| Qualified XVI | 139,983.788 | 25.96 | 3,633,979 |
| Qualified XVII | 8,432.261 | 26.66 | 224,804 |
| Qualified XVIII | 24,068.641 | 33.36 | 802,930 |
| Qualified XXI | 47,874.761 | 27.92 | 1,336,663 |
| Qualified XXV | 23,376.515 | 27.64 | 646,127 |
| Qualified XXVI | 24,039.026 | 27.34 | 657,227 |
| Qualified XXVII | 2,278,217.214 | 28.43 | 64,769,715 |
| Qualified XXVIII | 1,370,765.022 | 28.18 | 38,628,158 |
| Qualified XXXII | 26,555.954 | 14.39 | 382,140 |
| Qualified XXXVI | 36,707.752 | 14.92 | 547,680 |
| Qualified LIII | 67,804.053 | 13.45 | 911,965 |
| Qualified LIV | 74,296.342 | 13.41 | 996,314 |
| Qualified LV | 89,718.351 | 13.48 | 1,209,403 |
| Qualified LVI | 37,196.836 | 13.49 | 501,785 |
| | 17,821,459.169 | | $    426,527,773 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 28,655.894 | $ 14.66 | $ 420,095 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,374.254 | 14.78 | 64,651 |
| ING MAP PLUS NP1 | 7,673.273 | 14.05 | 107,809 |
| ING MAP PLUS NP8 | 213.938 | 13.86 | 2,965 |
| ING MAP PLUS NP17 | 1,705.063 | 13.62 | 23,223 |
| ING MAP PLUS NP21 | 4,828.705 | 13.51 | 65,236 |
| ING MAP PLUS NP25 | 421.275 | 13.41 | 5,649 |
| ING MAP PLUS NP26 | 453.922 | 13.38 | 6,073 |
| ING MAP PLUS NP30 | 1.425 | 13.28 | 19 |
| Qualified V | 942.120 | 23.58 | 22,215 |
| Qualified VI | 5,530,477.885 | 23.76 | 131,404,155 |
| Qualified VIII | 6,650.318 | 24.03 | 159,807 |
| Qualified X (1.15) | 325,930.953 | 33.50 | 10,918,687 |
| Qualified X (1.25) | 446,282.623 | 33.04 | 14,745,178 |
| Qualified XII (0.05) | 28,387.733 | 25.78 | 731,836 |
| Qualified XII (0.20) | 72,698.817 | 16.62 | 1,208,254 |
| Qualified XII (0.25) | 8,302.545 | 16.54 | 137,324 |
| Qualified XII (0.30) | 166,932.261 | 16.46 | 2,747,705 |
| Qualified XII (0.35) | 38,849.731 | 16.38 | 636,359 |
| Qualified XII (0.40) | 31,461.084 | 23.47 | 738,392 |
| Qualified XII (0.45) | 277.635 | 16.23 | 4,506 |
| Qualified XII (0.50) | 30,699.162 | 13.57 | 416,588 |
| Qualified XII (0.50) | 245,182.199 | 16.96 | 4,158,290 |
| Qualified XII (0.55) | 306,985.549 | 16.07 | 4,933,258 |
| Qualified XII (0.60) | 277,104.771 | 15.99 | 4,430,905 |
| Qualified XII (0.65) | 293,363.080 | 15.92 | 4,670,340 |
| Qualified XII (0.70) | 526,777.210 | 15.84 | 8,344,151 |
| Qualified XII (0.75) | 396,387.845 | 15.76 | 6,247,072 |
| Qualified XII (0.80) | 743,009.166 | 17.19 | 12,772,328 |
| Qualified XII (0.85) | 789,959.554 | 22.58 | 17,837,287 |
| Qualified XII (0.90) | 65,733.551 | 16.61 | 1,091,834 |
| Qualified XII (0.95) | 1,024,423.038 | 22.32 | 22,865,122 |
| Qualified XII (1.00) | 1,901,930.200 | 22.19 | 42,203,831 |
| Qualified XII (1.05) | 302,332.742 | 22.06 | 6,669,460 |
| Qualified XII (1.10) | 207,267.197 | 21.93 | 4,545,370 |
| Qualified XII (1.15) | 140,267.417 | 21.80 | 3,057,830 |
| Qualified XII (1.20) | 73,332.780 | 21.68 | 1,589,855 |
| Qualified XII (1.25) | 126,275.262 | 21.55 | 2,721,232 |
| Qualified XII (1.30) | 14,703.733 | 21.42 | 314,954 |
| Qualified XII (1.35) | 9,567.581 | 21.30 | 203,789 |
| Qualified XII (1.40) | 28,223.474 | 21.18 | 597,773 |
| Qualified XII (1.45) | 6,671.118 | 21.05 | 140,427 |
| Qualified XII (1.50) | 4,854.939 | 20.93 | 101,614 |
| Qualified XV | 37,992.019 | 24.56 | 933,084 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class (continued)** | | | |
| Qualified XVI | 170,439.270 | $ 23.13 | $ 3,942,260 |
| Qualified XVII | 4,217.038 | 23.76 | 100,197 |
| Qualified XVIII | 28,546.183 | 33.04 | 943,166 |
| Qualified XXI | 73,759.295 | 24.88 | 1,835,131 |
| Qualified XXV | 50,817.544 | 24.64 | 1,252,144 |
| Qualified XXVI | 39,405.341 | 24.37 | 960,308 |
| Qualified XXXII | 26,192.882 | 14.58 | 381,892 |
| Qualified XXXIII (0.65) | 3,248.806 | 13.36 | 43,404 |
| Qualified XXXVI | 46,142.846 | 13.45 | 620,621 |
| Qualified LIII | 79,536.566 | 15.24 | 1,212,137 |
| Qualified LIV | 66,322.323 | 15.20 | 1,008,099 |
| Qualified LV | 119,238.448 | 15.28 | 1,821,963 |
| Qualified LVI | 39,028.289 | 15.28 | 596,352 |
| | 15,005,459.872 | | $ 329,714,206 |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 7,071.361 | $10.72 to $11.25 | $ 79,498 |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 548,815.727 | 10.30 | 5,652,802 |
| Qualified XXVIII | 178,830.967 | 10.20 | 1,824,076 |
| | 734,718.055 | | $ 7,556,376 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 602.235 | $ 23.31 | $ 14,038 |
| Qualified VI | 959,982.499 | 23.78 | 22,828,384 |
| Qualified VIII | 794.269 | 23.76 | 18,872 |
| Qualified X (1.15) | 76,115.569 | 24.83 | 1,889,950 |
| Qualified X (1.25) | 115,366.047 | 24.50 | 2,826,468 |
| Qualified XII (0.05) | 43,234.426 | 25.80 | 1,115,448 |
| Qualified XII (0.20) | 28,481.687 | 18.10 | 515,519 |
| Qualified XII (0.25) | 3,636.604 | 18.01 | 65,495 |
| Qualified XII (0.30) | 9,222.966 | 17.92 | 165,276 |
| Qualified XII (0.35) | 9,399.647 | 17.84 | 167,690 |
| Qualified XII (0.40) | 4,117.660 | 24.75 | 101,912 |
| Qualified XII (0.45) | 15.853 | 17.67 | 280 |
| Qualified XII (0.50) | 2,112.088 | 20.08 | 42,411 |
| Qualified XII (0.50) | 45,025.206 | 18.96 | 853,678 |
| Qualified XII (0.55) | 40,119.622 | 17.50 | 702,093 |
| Qualified XII (0.60) | 23,872.962 | 17.41 | 415,628 |
| Qualified XII (0.65) | 24,927.986 | 17.33 | 432,002 |
| Qualified XII (0.70) | 54,406.123 | 17.25 | 938,506 |
| Qualified XII (0.75) | 73,787.017 | 17.17 | 1,266,923 |
| Qualified XII (0.80) | 203,130.813 | 19.09 | 3,877,767 |
| Qualified XII (0.85) | 118,882.277 | 23.81 | 2,830,587 |
| Qualified XII (0.90) | 11,860.219 | 18.94 | 224,633 |
| Qualified XII (0.95) | 188,633.845 | 23.53 | 4,438,554 |
| Qualified XII (1.00) | 162,783.597 | 23.40 | 3,809,136 |
| Qualified XII (1.05) | 20,549.991 | 23.26 | 477,993 |
| Qualified XII (1.10) | 28,094.220 | 23.13 | 649,819 |
| Qualified XII (1.15) | 22,320.469 | 22.99 | 513,148 |
| Qualified XII (1.20) | 10,930.076 | 22.86 | 249,862 |
| Qualified XII (1.25) | 22,909.610 | 22.73 | 520,735 |
| Qualified XII (1.30) | 6,676.169 | 22.60 | 150,881 |
| Qualified XII (1.35) | 753.500 | 22.46 | 16,924 |
| Qualified XII (1.40) | 5,307.999 | 22.33 | 118,528 |
| Qualified XII (1.45) | 161.573 | 22.20 | 3,587 |
| Qualified XII (1.50) | 1,132.596 | 22.08 | 25,008 |
| Qualified XV | 9,280.907 | 24.58 | 228,125 |
| Qualified XVI | 35,613.413 | 23.15 | 824,451 |
| Qualified XVII | 2,051.682 | 23.78 | 48,789 |
| Qualified XVIII | 5,886.250 | 24.50 | 144,213 |
| Qualified XXI | 9,672.547 | 24.90 | 240,846 |
| Qualified XXV | 5,785.388 | 24.66 | 142,668 |
| Qualified XXVI | 4,507.198 | 24.39 | 109,931 |
| Qualified XXVII | 428,819.887 | 13.33 | 5,716,169 |
| Qualified XXXII | 3,014.196 | 18.76 | 56,546 |
| Qualified XXXVI | 5,700.082 | 19.90 | 113,432 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class (continued)** | | | |
| Qualified LIII | 20,291.139 | $ 17.09 | $ 346,776 |
| Qualified LIV | 10,211.803 | 17.04 | 174,009 |
| Qualified LV | 9,632.417 | 17.13 | 165,003 |
| Qualified LVI | 6,985.432 | 17.14 | 119,730 |
| | 2,876,799.761 | | $ 60,698,423 |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 612,946.327 | $ 17.43 | $ 10,683,654 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 27,535.884 | 16.91 | 465,632 |
| ING MAP PLUS NP1 | 158,218.986 | 17.40 | 2,753,010 |
| ING MAP PLUS NP6 | 31,867.944 | 17.23 | 549,085 |
| ING MAP PLUS NP7 | 14.433 | 17.19 | 248 |
| ING MAP PLUS NP8 | 110,135.659 | 17.16 | 1,889,928 |
| ING MAP PLUS NP9 | 6,797.737 | 17.13 | 116,445 |
| ING MAP PLUS NP10 | 37,755.457 | 17.09 | 645,241 |
| ING MAP PLUS NP11 | 40,579.105 | 17.06 | 692,280 |
| ING MAP PLUS NP12 | 44,585.432 | 17.03 | 759,290 |
| ING MAP PLUS NP13 | 15,863.140 | 16.99 | 269,515 |
| ING MAP PLUS NP14 | 51,561.870 | 16.96 | 874,489 |
| ING MAP PLUS NP15 | 27,835.454 | 16.93 | 471,254 |
| ING MAP PLUS NP16 | 43,925.780 | 16.89 | 741,906 |
| ING MAP PLUS NP17 | 60,747.386 | 16.86 | 1,024,201 |
| ING MAP PLUS NP18 | 13,706.317 | 16.83 | 230,677 |
| ING MAP PLUS NP19 | 32,633.902 | 16.80 | 548,250 |
| ING MAP PLUS NP20 | 46,827.831 | 16.76 | 784,834 |
| ING MAP PLUS NP21 | 35,530.558 | 16.73 | 594,426 |
| ING MAP PLUS NP22 | 12,229.371 | 16.70 | 204,230 |
| ING MAP PLUS NP23 | 13,427.682 | 16.67 | 223,839 |
| ING MAP PLUS NP24 | 18,511.467 | 16.63 | 307,846 |
| ING MAP PLUS NP25 | 6,634.920 | 16.60 | 110,140 |
| ING MAP PLUS NP26 | 15,362.164 | 16.57 | 254,551 |
| ING MAP PLUS NP27 | 496.938 | 16.54 | 8,219 |
| ING MAP PLUS NP28 | 30,195.065 | 16.50 | 498,219 |
| ING MAP PLUS NP29 | 6,053.370 | 16.47 | 99,699 |
| ING MAP PLUS NP30 | 9,677.224 | 16.44 | 159,094 |
| ING MAP PLUS NP32 | 731.872 | 16.37 | 11,981 |
| ING MAP PLUS NP36 | 5,802.583 | 16.25 | 94,292 |
| Qualified V | 1,724.039 | 36.36 | 62,686 |
| Qualified VI | 9,575,560.347 | 36.84 | 352,763,643 |
| Qualified VIII | 6,510.744 | 37.06 | 241,288 |
| Qualified X (1.15) | 342,474.255 | 41.92 | 14,356,521 |
| Qualified X (1.25) | 958,444.597 | 33.19 | 31,810,776 |
| Qualified XII (0.00) | 1,150.905 | 24.20 | 27,852 |
| Qualified XII (0.00) | 1,004,890.502 | 14.19 | 14,259,396 |
| Qualified XII (0.05) | 241,468.004 | 39.98 | 9,653,891 |
| Qualified XII (0.05) | 129,222.010 | 39.98 | 5,166,296 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.20) | 174,739.623 | $ 23.74 | $ 4,148,319 |
| Qualified XII (0.25) | 106,325.584 | 23.63 | 2,512,474 |
| Qualified XII (0.30) | 351,409.743 | 23.51 | 8,261,643 |
| Qualified XII (0.35) | 58,604.504 | 23.40 | 1,371,345 |
| Qualified XII (0.40) | 86,086.711 | 36.14 | 3,111,174 |
| Qualified XII (0.45) | 1,481.818 | 23.18 | 34,349 |
| Qualified XII (0.50) | 1,753,796.206 | 24.10 | 42,266,489 |
| Qualified XII (0.50) | 32,815.820 | 20.14 | 660,911 |
| Qualified XII (0.55) | 450,147.180 | 22.96 | 10,335,379 |
| Qualified XII (0.60) | 217,168.623 | 22.85 | 4,962,303 |
| Qualified XII (0.65) | 157,881.232 | 22.74 | 3,590,219 |
| Qualified XII (0.70) | 941,729.392 | 22.63 | 21,311,336 |
| Qualified XII (0.75) | 826,574.440 | 22.52 | 18,614,456 |
| Qualified XII (0.80) | 2,132,074.987 | 24.64 | 52,534,328 |
| Qualified XII (0.85) | 847,161.860 | 34.77 | 29,455,818 |
| Qualified XII (0.90) | 209,352.756 | 23.85 | 4,993,063 |
| Qualified XII (0.95) | 4,751,978.215 | 34.37 | 163,325,491 |
| Qualified XII (1.00) | 3,808,006.684 | 34.17 | 130,119,588 |
| Qualified XII (1.05) | 341,656.022 | 33.97 | 11,606,055 |
| Qualified XII (1.10) | 238,539.560 | 33.78 | 8,057,866 |
| Qualified XII (1.15) | 472,873.036 | 33.58 | 15,879,077 |
| Qualified XII (1.20) | 63,422.025 | 33.39 | 2,117,661 |
| Qualified XII (1.25) | 304,740.604 | 33.19 | 10,114,341 |
| Qualified XII (1.30) | 8,707.617 | 33.00 | 287,351 |
| Qualified XII (1.35) | 5,306.826 | 32.81 | 174,117 |
| Qualified XII (1.40) | 41,702.381 | 32.62 | 1,360,332 |
| Qualified XII (1.45) | 9,965.239 | 32.43 | 323,173 |
| Qualified XII (1.50) | 5,943.726 | 32.24 | 191,626 |
| Qualified XV | 53,961.464 | 38.08 | 2,054,853 |
| Qualified XVI | 221,445.555 | 35.87 | 7,943,252 |
| Qualified XVII | 30,851.274 | 36.84 | 1,136,561 |
| Qualified XVIII | 36,563.750 | 41.39 | 1,513,374 |
| Qualified XXI | 145,423.192 | 38.58 | 5,610,427 |
| Qualified XXV | 57,656.152 | 38.20 | 2,202,465 |
| Qualified XXVI | 26,008.444 | 37.79 | 982,859 |
| Qualified XXVII | 4,815,026.684 | 42.45 | 204,397,883 |
| Qualified XXVIII | 1,479,266.122 | 42.06 | 62,217,933 |
| Qualified XXXII | 35,909.354 | 17.47 | 627,336 |
| Qualified XXXIII (0.65) | 84,796.629 | 19.84 | 1,682,365 |
| Qualified XXXVI | 65,377.940 | 19.96 | 1,304,944 |
| Qualified LIII | 191,666.361 | 15.55 | 2,980,412 |
| Qualified LIV | 372,912.470 | 15.50 | 5,780,143 |
| Qualified LV | 241,563.445 | 15.58 | 3,763,558 |
| Qualified LVI | 78,839.657 | 15.59 | 1,229,110 |
| | 40,117,098.168 | | $ 1,311,556,583 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 3,989,637.414 | $ 29.21 | $ 116,537,309 |
| Qualified XXVIII | 351,106.060 | 28.94 | 10,161,009 |
| | 4,340,743.474 | | $ 126,698,318 |
| | | | |
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 705,726.142 | $ 14.13 | $ 9,971,910 |
| | 705,726.142 | | $ 9,971,910 |
| | | | |
| **Fidelity® VIP Asset Manager℠ Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 766,297.175 | $ 22.81 | $ 17,479,239 |
| Qualified XXVIII | 123,062.613 | 22.60 | 2,781,215 |
| | 889,359.788 | | $ 20,260,454 |
| | | | |
| **Mutual Discovery Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 17,077.259 | $ 18.00 | $ 307,391 |
| ING MAP PLUS NP9 | 13,999.418 | 17.96 | 251,430 |
| ING MAP PLUS NP11 | 5,859.813 | 17.89 | 104,832 |
| ING MAP PLUS NP12 | 17,311.055 | 17.85 | 309,002 |
| ING MAP PLUS NP13 | 11,924.788 | 17.82 | 212,500 |
| ING MAP PLUS NP14 | 2,004.152 | 17.79 | 35,654 |
| ING MAP PLUS NP15 | 75.226 | 17.75 | 1,335 |
| ING MAP PLUS NP17 | 6,902.277 | 17.68 | 122,032 |
| ING MAP PLUS NP18 | 19,681.190 | 17.65 | 347,373 |
| ING MAP PLUS NP19 | 14,181.490 | 17.61 | 249,736 |
| ING MAP PLUS NP20 | 18,620.394 | 17.58 | 327,347 |
| ING MAP PLUS NP21 | 2,928.235 | 17.54 | 51,361 |
| ING MAP PLUS NP23 | 828.114 | 17.48 | 14,475 |
| ING MAP PLUS NP24 | 3,371.608 | 17.44 | 58,801 |
| ING MAP PLUS NP25 | 530.350 | 17.41 | 9,233 |
| ING MAP PLUS NP26 | 415.583 | 17.37 | 7,219 |
| ING MAP PLUS NP27 | 140.076 | 17.34 | 2,429 |
| ING MAP PLUS NP28 | 1,356.898 | 17.31 | 23,488 |
| ING MAP PLUS NP29 | 408.035 | 17.27 | 7,047 |
| ING MAP PLUS NP30 | 87.512 | 17.24 | 1,509 |
| ING MAP PLUS NP32 | 43.684 | 17.17 | 750 |
| | 137,747.157 | | $ 2,444,944 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 701.006 | $ 14.24 | $ 9,982 |
| ING MAP PLUS NP11 | 11,456.794 | 14.21 | 162,801 |
| ING MAP PLUS NP12 | 424.383 | 14.18 | 6,018 |
| ING MAP PLUS NP14 | 464.599 | 14.13 | 6,565 |
| ING MAP PLUS NP15 | 2,458.332 | 14.10 | 34,662 |
| ING MAP PLUS NP17 | 4,672.241 | 14.04 | 65,598 |
| ING MAP PLUS NP18 | 3,383.820 | 14.02 | 47,441 |
| ING MAP PLUS NP19 | 16,419.407 | 13.99 | 229,708 |
| ING MAP PLUS NP22 | 2,286.259 | 13.91 | 31,802 |
| ING MAP PLUS NP24 | 796.048 | 13.85 | 11,025 |
| ING MAP PLUS NP25 | 346.032 | 13.83 | 4,786 |
| ING MAP PLUS NP26 | 2,390.289 | 13.80 | 32,986 |
| ING MAP PLUS NP28 | 8,938.228 | 13.74 | 122,811 |
| ING MAP PLUS NP29 | 19.019 | 13.72 | 261 |
| ING MAP PLUS NP32 | 70.818 | 13.64 | 966 |
| | 54,827.275 | | $ 767,412 |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Currently payable annuity contracts: | 77,076.957 | $ 15.48 | $ 1,193,151 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 730.155 | 14.81 | 10,814 |
| ING MAP PLUS NP6 | 39.984 | 15.01 | 600 |
| ING MAP PLUS NP8 | 26,709.803 | 14.95 | 399,312 |
| ING MAP PLUS NP9 | 951.092 | 14.92 | 14,190 |
| ING MAP PLUS NP10 | 35.356 | 14.89 | 526 |
| ING MAP PLUS NP11 | 14,341.343 | 14.86 | 213,112 |
| ING MAP PLUS NP12 | 7,625.204 | 14.83 | 113,082 |
| ING MAP PLUS NP14 | 9,347.611 | 14.77 | 138,064 |
| ING MAP PLUS NP15 | 1,496.816 | 14.75 | 22,078 |
| ING MAP PLUS NP16 | 2,543.506 | 14.72 | 37,440 |
| ING MAP PLUS NP17 | 5,352.004 | 14.69 | 78,621 |
| ING MAP PLUS NP18 | 2,376.177 | 14.66 | 34,835 |
| ING MAP PLUS NP20 | 22,331.338 | 14.60 | 326,038 |
| ING MAP PLUS NP21 | 1,536.202 | 14.57 | 22,382 |
| ING MAP PLUS NP23 | 639.710 | 14.52 | 9,289 |
| ING MAP PLUS NP24 | 4,381.588 | 14.49 | 63,489 |
| ING MAP PLUS NP26 | 266.496 | 14.43 | 3,846 |
| ING MAP PLUS NP28 | 809.072 | 14.38 | 11,634 |
| ING MAP PLUS NP30 | 1,851.693 | 14.32 | 26,516 |
| ING MAP PLUS NP32 | 173.836 | 14.26 | 2,479 |
| ING MAP PLUS NP36 | 297.009 | 14.15 | 4,203 |
| Qualified V | 272.060 | 17.42 | 4,739 |
| Qualified VI | 1,184,181.772 | 17.60 | 20,841,599 |
| Qualified X (1.15) | 60,348.277 | 17.71 | 1,068,768 |
| Qualified X (1.25) | 158,587.988 | 17.60 | 2,791,149 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| **(continued)** | | | |
| Qualified XII (0.00) | 184.676 | $ 19.07 | $ 3,522 |
| Qualified XII (0.05) | 4,302.795 | 18.77 | 80,763 |
| Qualified XII (0.20) | 37.410 | 18.83 | 704 |
| Qualified XII (0.25) | 19,396.660 | 18.77 | 364,075 |
| Qualified XII (0.30) | 90,405.578 | 18.71 | 1,691,488 |
| Qualified XII (0.35) | 1,371.866 | 18.65 | 25,585 |
| Qualified XII (0.40) | 14,163.784 | 18.59 | 263,305 |
| Qualified XII (0.50) | 1,208.019 | 18.67 | 22,554 |
| Qualified XII (0.50) | 637,501.326 | 18.47 | 11,774,649 |
| Qualified XII (0.55) | 53,116.231 | 18.41 | 977,870 |
| Qualified XII (0.60) | 71,611.032 | 18.35 | 1,314,062 |
| Qualified XII (0.65) | 137,475.134 | 18.29 | 2,514,420 |
| Qualified XII (0.70) | 73,488.284 | 18.23 | 1,339,691 |
| Qualified XII (0.75) | 33,242.875 | 18.17 | 604,023 |
| Qualified XII (0.80) | 39,095.376 | 18.12 | 708,408 |
| Qualified XII (0.85) | 174,002.811 | 18.06 | 3,142,491 |
| Qualified XII (0.90) | 15,469.257 | 18.00 | 278,447 |
| Qualified XII (0.95) | 167,235.671 | 17.94 | 3,000,208 |
| Qualified XII (1.00) | 746,693.667 | 17.88 | 13,350,883 |
| Qualified XII (1.05) | 48,376.595 | 17.83 | 862,555 |
| Qualified XII (1.10) | 19,117.068 | 17.77 | 339,710 |
| Qualified XII (1.15) | 51,719.840 | 17.71 | 915,958 |
| Qualified XII (1.20) | 10,933.739 | 17.65 | 192,980 |
| Qualified XII (1.25) | 53,895.323 | 17.60 | 948,558 |
| Qualified XII (1.30) | 2,215.966 | 17.54 | 38,868 |
| Qualified XII (1.35) | 710.367 | 17.48 | 12,417 |
| Qualified XII (1.40) | 5,719.753 | 17.43 | 99,695 |
| Qualified XII (1.45) | 1,157.929 | 17.37 | 20,113 |
| Qualified XII (1.50) | 704.919 | 17.32 | 12,209 |
| Qualified XV | 4,722.069 | 17.94 | 84,714 |
| Qualified XVI | 28,684.098 | 17.32 | 496,809 |
| Qualified XVII | 3,472.672 | 17.60 | 61,119 |
| Qualified XVIII | 5,771.428 | 17.60 | 101,577 |
| Qualified XXI | 32,581.353 | 18.12 | 590,374 |
| Qualified XXV | 17,972.718 | 18.17 | 326,564 |
| Qualified XXVI | 9,565.201 | 18.00 | 172,174 |
| Qualified XXVII | 354,211.431 | 19.69 | 6,974,423 |
| Qualified XXVIII | 540,591.570 | 16.83 | 9,098,156 |
| Qualified XXXII | 2,684.929 | 15.14 | 40,650 |
| Qualified XXXIII (0.65) | 34,672.079 | 18.38 | 637,273 |
| Qualified LIII | 21,850.883 | 12.80 | 279,691 |
| Qualified LIV | 22,635.872 | 12.76 | 288,834 |
| Qualified LV | 11,847.074 | 12.82 | 151,879 |
| | 5,150,120.377 | | $ 91,636,404 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Financial Services Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 4,211.902 | $ 11.78 | $ 49,616 |
| ING MAP PLUS NP13 | 195.460 | 11.69 | 2,285 |
| ING MAP PLUS NP14 | 1,435.525 | 11.66 | 16,738 |
| ING MAP PLUS NP17 | 903.679 | 11.60 | 10,483 |
| ING MAP PLUS NP22 | 3,187.502 | 11.48 | 36,593 |
| ING MAP PLUS NP24 | 350.189 | 11.44 | 4,006 |
| ING MAP PLUS NP28 | 571.530 | 11.35 | 6,487 |
| ING MAP PLUS NP30 | 120.027 | 11.31 | 1,358 |
| ING MAP PLUS NP36 | 771.651 | 11.17 | 8,619 |
| | 11,747.465 | | $ 136,185 |
| **ING Real Estate Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 9,522.622 | $ 16.33 | $ 155,504 |
| ING MAP PLUS NP6 | 5,749.787 | 16.17 | 92,974 |
| ING MAP PLUS NP9 | 12,410.391 | 16.08 | 199,559 |
| ING MAP PLUS NP10 | 253.721 | 16.04 | 4,070 |
| ING MAP PLUS NP11 | 5,054.704 | 16.01 | 80,926 |
| ING MAP PLUS NP12 | 9,299.137 | 15.98 | 148,600 |
| ING MAP PLUS NP14 | 2,530.038 | 15.92 | 40,278 |
| ING MAP PLUS NP15 | 1,323.074 | 15.89 | 21,024 |
| ING MAP PLUS NP16 | 2,289.384 | 15.86 | 36,310 |
| ING MAP PLUS NP17 | 3,136.550 | 15.83 | 49,652 |
| ING MAP PLUS NP18 | 15,541.680 | 15.80 | 245,559 |
| ING MAP PLUS NP19 | 6,493.082 | 15.77 | 102,396 |
| ING MAP PLUS NP20 | 29,503.492 | 15.73 | 464,090 |
| ING MAP PLUS NP21 | 2,447.201 | 15.70 | 38,421 |
| ING MAP PLUS NP22 | 6,011.648 | 15.67 | 94,203 |
| ING MAP PLUS NP23 | 1,809.040 | 15.64 | 28,293 |
| ING MAP PLUS NP24 | 1,426.128 | 15.61 | 22,262 |
| ING MAP PLUS NP25 | 1,255.494 | 15.58 | 19,561 |
| ING MAP PLUS NP26 | 605.170 | 15.55 | 9,410 |
| ING MAP PLUS NP28 | 1,592.776 | 15.49 | 24,672 |
| ING MAP PLUS NP29 | 218.961 | 15.46 | 3,385 |
| ING MAP PLUS NP30 | 2,101.286 | 15.43 | 32,423 |
| ING MAP PLUS NP36 | 592.760 | 15.25 | 9,040 |
| | 121,168.126 | | $ 1,922,612 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GNMA Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 2,511.148 | $ 11.57 | $ 29,054 |
| ING MAP PLUS NP6 | 12,077.811 | 11.46 | 138,412 |
| ING MAP PLUS NP9 | 112.234 | 11.39 | 1,278 |
| ING MAP PLUS NP11 | 3,141.265 | 11.35 | 35,653 |
| ING MAP PLUS NP12 | 2,569.747 | 11.33 | 29,115 |
| ING MAP PLUS NP14 | 20,890.262 | 11.28 | 235,642 |
| ING MAP PLUS NP16 | 7,327.173 | 11.24 | 82,357 |
| ING MAP PLUS NP17 | 16,456.857 | 11.22 | 184,646 |
| ING MAP PLUS NP18 | 735.023 | 11.20 | 8,232 |
| ING MAP PLUS NP19 | 13,830.534 | 11.17 | 154,487 |
| ING MAP PLUS NP20 | 14,423.097 | 11.15 | 160,818 |
| ING MAP PLUS NP21 | 3,094.077 | 11.13 | 34,437 |
| ING MAP PLUS NP22 | 1,342.340 | 11.11 | 14,913 |
| ING MAP PLUS NP26 | 2,194.244 | 11.02 | 24,181 |
| ING MAP PLUS NP28 | 12,299.013 | 10.98 | 135,043 |
| ING MAP PLUS NP29 | 4,163.974 | 10.96 | 45,637 |
| ING MAP PLUS NP30 | 1,428.814 | 10.94 | 15,631 |
| ING MAP PLUS NP32 | 238.027 | 10.89 | 2,592 |
| Qualified XII (1.00) | 6,705.095 | 10.93 | 73,287 |
| | 125,540.735 | | $ 1,405,415 |
| **ING Intermediate Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 18,517.921 | $ 11.65 | $ 215,734 |
| ING MAP PLUS NP8 | 66,283.656 | 11.49 | 761,599 |
| ING MAP PLUS NP10 | 27,476.555 | 11.45 | 314,607 |
| ING MAP PLUS NP11 | 20,543.535 | 11.42 | 234,607 |
| ING MAP PLUS NP13 | 4,643.700 | 11.38 | 52,845 |
| ING MAP PLUS NP14 | 29,734.509 | 11.36 | 337,784 |
| ING MAP PLUS NP15 | 4,484.863 | 11.34 | 50,858 |
| ING MAP PLUS NP16 | 4,978.558 | 11.31 | 56,307 |
| ING MAP PLUS NP17 | 12,283.417 | 11.29 | 138,680 |
| ING MAP PLUS NP18 | 8,526.442 | 11.27 | 96,093 |
| ING MAP PLUS NP19 | 17,745.069 | 11.25 | 199,632 |
| ING MAP PLUS NP20 | 14,173.403 | 11.23 | 159,167 |
| ING MAP PLUS NP22 | 19,584.905 | 11.18 | 218,959 |
| ING MAP PLUS NP23 | 2,104.347 | 11.16 | 23,485 |
| ING MAP PLUS NP24 | 6,428.461 | 11.14 | 71,613 |
| ING MAP PLUS NP25 | 121.508 | 11.12 | 1,351 |
| ING MAP PLUS NP26 | 657.491 | 11.09 | 7,292 |
| ING MAP PLUS NP28 | 9,776.755 | 11.05 | 108,033 |
| ING MAP PLUS NP29 | 725.541 | 11.03 | 8,003 |
| ING MAP PLUS NP30 | 63.860 | 11.01 | 703 |
| ING MAP PLUS NP32 | 641.658 | 10.97 | 7,039 |
| | 269,496.154 | | $ 3,064,391 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING AllianceBernstein Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 500.705 | $ 13.72 | $ 6,870 |
| Qualified VI | 123,294.130 | 13.72 | 1,691,595 |
| Qualified XII (0.00) | 34.735 | 14.19 | 493 |
| Qualified XII (0.40) | 1,562.665 | 14.04 | 21,940 |
| Qualified XII (0.50) | 7,677.396 | 14.00 | 107,484 |
| Qualified XII (0.55) | 2,547.725 | 13.98 | 35,617 |
| Qualified XII (0.60) | 3,053.035 | 13.96 | 42,620 |
| Qualified XII (0.65) | 910.608 | 13.94 | 12,694 |
| Qualified XII (0.70) | 5,616.889 | 13.92 | 78,187 |
| Qualified XII (0.75) | 6,278.018 | 13.90 | 87,264 |
| Qualified XII (0.80) | 2,461.708 | 13.89 | 34,193 |
| Qualified XII (0.85) | 11,360.776 | 13.87 | 157,574 |
| Qualified XII (0.90) | 1,854.116 | 13.85 | 25,680 |
| Qualified XII (0.95) | 18,591.352 | 13.83 | 257,118 |
| Qualified XII (1.00) | 55,866.063 | 13.81 | 771,510 |
| Qualified XII (1.05) | 45.769 | 13.79 | 631 |
| Qualified XII (1.10) | 1,257.455 | 13.77 | 17,315 |
| Qualified XII (1.15) | 6,435.598 | 13.76 | 88,554 |
| Qualified XII (1.20) | 949.544 | 13.74 | 13,047 |
| Qualified XII (1.25) | 6,056.327 | 13.72 | 83,093 |
| Qualified XII (1.30) | 3.369 | 13.70 | 46 |
| Qualified XII (1.40) | 1,180.115 | 13.66 | 16,120 |
| Qualified XII (1.45) | 20.149 | 13.65 | 275 |
| Qualified XII (1.50) | 396.437 | 13.63 | 5,403 |
| Qualified XV | 1,440.344 | 13.83 | 19,920 |
| Qualified XVI | 1,497.665 | 13.63 | 20,413 |
| Qualified XVII | 4,244.977 | 13.72 | 58,241 |
| Qualified XXI | 1,781.132 | 13.89 | 24,740 |
| Qualified XXV | 1,143.901 | 13.90 | 15,900 |
| Qualified XXVI | 463.575 | 13.85 | 6,421 |
| Qualified LIII | 5,307.153 | 14.09 | 74,778 |
| Qualified LIV | 1,135.304 | 14.05 | 15,951 |
| Qualified LV | 7,054.978 | 14.12 | 99,616 |
| | 282,023.713 | | $ 3,891,303 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 32,852.235 | $9.76 to $9.80 | $ 321,387 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,006.056 | 10.39 | 10,453 |
| Qualified VI | 4,157,600.122 | 10.40 | 43,239,041 |
| Qualified VIII | 2,099.726 | 10.40 | 21,837 |
| Qualified X (1.15) | 138,731.836 | 10.41 | 1,444,198 |
| Qualified X (1.25) | 337,106.980 | 10.40 | 3,505,913 |
| Qualified XII (0.05) | 24,962.307 | 10.53 | 262,853 |
| Qualified XII (0.25) | 6,448.772 | 10.51 | 67,777 |
| Qualified XII (0.30) | 16,961.111 | 10.50 | 178,092 |
| Qualified XII (0.35) | 18,858.721 | 10.50 | 198,017 |
| Qualified XII (0.40) | 18,428.391 | 10.49 | 193,314 |
| Qualified XII (0.45) | 1,200.679 | 10.49 | 12,595 |
| Qualified XII (0.50) | 12,437.478 | 10.47 | 130,220 |
| Qualified XII (0.50) | 149,129.864 | 10.48 | 1,562,881 |
| Qualified XII (0.55) | 77,282.865 | 10.48 | 809,924 |
| Qualified XII (0.60) | 73,986.195 | 10.47 | 774,635 |
| Qualified XII (0.65) | 90,509.010 | 10.47 | 947,629 |
| Qualified XII (0.70) | 218,478.406 | 10.47 | 2,287,469 |
| Qualified XII (0.75) | 145,956.404 | 10.46 | 1,526,704 |
| Qualified XII (0.80) | 343,921.134 | 10.46 | 3,597,415 |
| Qualified XII (0.85) | 423,742.383 | 10.45 | 4,428,108 |
| Qualified XII (0.90) | 33,270.710 | 10.45 | 347,679 |
| Qualified XII (0.95) | 633,419.893 | 10.44 | 6,612,904 |
| Qualified XII (1.00) | 989,041.356 | 10.44 | 10,325,592 |
| Qualified XII (1.05) | 145,002.457 | 10.44 | 1,513,826 |
| Qualified XII (1.10) | 125,026.466 | 10.43 | 1,304,026 |
| Qualified XII (1.15) | 67,131.207 | 10.43 | 700,178 |
| Qualified XII (1.20) | 29,654.321 | 10.42 | 308,998 |
| Qualified XII (1.25) | 73,368.165 | 10.42 | 764,496 |
| Qualified XII (1.30) | 12,366.053 | 10.41 | 128,731 |
| Qualified XII (1.35) | 3,528.323 | 10.41 | 36,730 |
| Qualified XII (1.40) | 19,977.509 | 10.40 | 207,766 |
| Qualified XII (1.45) | 4,571.911 | 10.40 | 47,548 |
| Qualified XII (1.50) | 3,672.419 | 10.40 | 38,193 |
| Qualified XV | 40,095.481 | 10.43 | 418,196 |
| Qualified XVI | 118,139.815 | 10.38 | 1,226,291 |
| Qualified XVII | 2,833.961 | 10.41 | 29,502 |
| Qualified XVIII | 20,220.802 | 10.42 | 210,701 |
| Qualified XXI | 64,528.097 | 10.44 | 673,673 |
| Qualified XXII | 494.645 | 10.47 | 5,179 |
| Qualified XXV | 57,300.768 | 10.45 | 598,793 |
| Qualified XXVI | 31,648.483 | 10.43 | 330,094 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)** | | | |
| Qualified XXVII | 1,965,893.511 | $ 10.42 | $ 20,484,610 |
| Qualified XXVIII | 213,862.961 | 10.42 | 2,228,452 |
| Qualified XXXII | 19,759.467 | 10.40 | 205,498 |
| Qualified XXXIII (0.65) | 2,582.931 | 10.45 | 26,992 |
| Qualified XXXVI | 20,341.374 | 10.46 | 212,771 |
| Qualified LIII | 33,072.296 | 10.47 | 346,267 |
| Qualified LIV | 29,051.879 | 10.44 | 303,302 |
| Qualified LV | 42,804.081 | 10.50 | 449,443 |
| Qualified LVI | 31,544.094 | 10.50 | 331,213 |
| | 11,125,906.111 | | $ 115,938,106 |
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 45.933 | $ 12.17 | $ 559 |
| Qualified XII (0.50) | 3,551.724 | 12.08 | 42,905 |
| | 3,597.657 | | $ 43,464 |
| **ING BlackRock Large Cap Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 14,089.602 | $ 10.45 | $ 147,236 |
| | 14,089.602 | | $ 147,236 |
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 335.007 | $ 13.51 | $ 4,526 |
| ING MAP PLUS NP11 | 128.157 | 13.75 | 1,762 |
| ING MAP PLUS NP12 | 11,831.664 | 13.73 | 162,449 |
| ING MAP PLUS NP14 | 3,200.425 | 13.69 | 43,814 |
| ING MAP PLUS NP17 | 3,790.467 | 13.64 | 51,702 |
| ING MAP PLUS NP22 | 1,991.720 | 13.55 | 26,988 |
| ING MAP PLUS NP24 | 534.939 | 13.51 | 7,227 |
| ING MAP PLUS NP25 | 116.784 | 13.49 | 1,575 |
| ING MAP PLUS NP28 | 47.228 | 13.44 | 635 |
| Qualified VI | 163,620.388 | 13.51 | 2,210,511 |
| Qualified XII (0.00) | 42.475 | 13.97 | 593 |
| Qualified XII (0.25) | 204.890 | 13.88 | 2,844 |
| Qualified XII (0.30) | 5,336.701 | 13.86 | 73,967 |
| Qualified XII (0.40) | 7,532.954 | 13.82 | 104,105 |
| Qualified XII (0.50) | 169.541 | 13.82 | 2,343 |
| Qualified XII (0.50) | 10,028.442 | 13.79 | 138,292 |
| Qualified XII (0.55) | 854.613 | 13.77 | 11,768 |
| Qualified XII (0.60) | 1,220.912 | 13.75 | 16,788 |
| Qualified XII (0.65) | 1,394.209 | 13.73 | 19,142 |
| Qualified XII (0.70) | 81,169.713 | 13.71 | 1,112,837 |
| Qualified XII (0.75) | 2,698.206 | 13.69 | 36,938 |
| Qualified XII (0.80) | 9,925.276 | 13.68 | 135,778 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Health Sciences Portfolio - Service Class** (continued) | | | |
| Qualified XII (0.85) | 15,986.974 | $ 13.66 | $ 218,382 |
| Qualified XII (0.90) | 2,773.246 | 13.64 | 37,827 |
| Qualified XII (0.95) | 22,099.162 | 13.62 | 300,991 |
| Qualified XII (1.00) | 69,438.765 | 13.60 | 944,367 |
| Qualified XII (1.05) | 2,283.218 | 13.58 | 31,006 |
| Qualified XII (1.10) | 3,821.951 | 13.57 | 51,864 |
| Qualified XII (1.15) | 5,516.880 | 13.55 | 74,754 |
| Qualified XII (1.20) | 2,270.261 | 13.53 | 30,717 |
| Qualified XII (1.25) | 9,419.834 | 13.51 | 127,262 |
| Qualified XII (1.30) | 69.890 | 13.49 | 943 |
| Qualified XII (1.35) | 27.598 | 13.48 | 372 |
| Qualified XII (1.40) | 734.904 | 13.46 | 9,892 |
| Qualified XII (1.45) | 9.110 | 13.44 | 122 |
| Qualified XV | 1,175.597 | 13.62 | 16,012 |
| Qualified XVI | 3,781.098 | 13.42 | 50,742 |
| Qualified XXI | 3,898.387 | 13.68 | 53,330 |
| Qualified XXV | 784.033 | 13.69 | 10,733 |
| Qualified XXVI | 859.628 | 13.64 | 11,725 |
| Qualified LIII | 5,715.978 | 13.88 | 79,338 |
| Qualified LIV | 1,095.481 | 13.84 | 15,161 |
| Qualified LV | 1,710.183 | 13.91 | 23,789 |
| | 459,646.889 | | $ 6,255,913 |
| **ING Evergreen Omega Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 18.810 | $ 12.97 | $ 244 |
| | 18.810 | | $ 244 |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 482.411 | $ 14.77 | $ 7,125 |
| ING MAP PLUS NP1 | 44,374.995 | 15.24 | 676,275 |
| ING MAP PLUS NP6 | 23,148.842 | 15.14 | 350,473 |
| ING MAP PLUS NP7 | 15.875 | 15.11 | 240 |
| ING MAP PLUS NP8 | 13,504.392 | 15.09 | 203,781 |
| ING MAP PLUS NP9 | 12,627.336 | 15.07 | 190,294 |
| ING MAP PLUS NP10 | 12,989.730 | 15.05 | 195,495 |
| ING MAP PLUS NP11 | 589.600 | 15.03 | 8,862 |
| ING MAP PLUS NP13 | 3,076.707 | 14.99 | 46,120 |
| ING MAP PLUS NP14 | 29,806.949 | 14.97 | 446,210 |
| ING MAP PLUS NP15 | 13,050.176 | 14.95 | 195,100 |
| ING MAP PLUS NP16 | 299.848 | 14.93 | 4,477 |
| ING MAP PLUS NP17 | 11,669.894 | 14.91 | 173,998 |
| ING MAP PLUS NP18 | 1,902.036 | 14.89 | 28,321 |
| ING MAP PLUS NP19 | 3,468.985 | 14.87 | 51,584 |
| ING MAP PLUS NP20 | 1,777.766 | 14.85 | 26,400 |
| ING MAP PLUS NP21 | 7,671.775 | 14.83 | 113,772 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP22 | 5,248.007 | 14.81 | 77,723 |
| ING MAP PLUS NP23 | 3,539.132 | 14.79 | 52,344 |
| ING MAP PLUS NP25 | 115.455 | 14.75 | 1,703 |
| ING MAP PLUS NP26 | 468.989 | 14.73 | 6,908 |
| ING MAP PLUS NP27 | 180.835 | 14.71 | 2,660 |
| ING MAP PLUS NP28 | 868.209 | 14.70 | 12,763 |
| ING MAP PLUS NP30 | 976.462 | 14.66 | 14,315 |
| ING MAP PLUS NP36 | 1,833.729 | 14.54 | 26,662 |
| Qualified VI | 498,275.871 | 14.77 | 7,359,535 |
| Qualified XII (0.00) | 29.558 | 15.28 | 452 |
| Qualified XII (0.25) | 40.506 | 15.18 | 615 |
| Qualified XII (0.30) | 5,092.102 | 15.16 | 77,196 |
| Qualified XII (0.35) | 1,450.465 | 15.13 | 21,946 |
| Qualified XII (0.40) | 2,465.992 | 15.11 | 37,261 |
| Qualified XII (0.50) | 94,323.889 | 15.07 | 1,421,461 |
| Qualified XII (0.50) | 276.970 | 15.11 | 4,185 |
| Qualified XII (0.55) | 2,203.090 | 15.05 | 33,157 |
| Qualified XII (0.60) | 7,511.207 | 15.03 | 112,893 |
| Qualified XII (0.65) | 8,082.335 | 15.01 | 121,316 |
| Qualified XII (0.70) | 19,144.722 | 14.99 | 286,979 |
| Qualified XII (0.75) | 2,553.098 | 14.97 | 38,220 |
| Qualified XII (0.80) | 5,989.635 | 14.95 | 89,545 |
| Qualified XII (0.85) | 35,303.687 | 14.93 | 527,084 |
| Qualified XII (0.90) | 4,969.359 | 14.91 | 74,093 |
| Qualified XII (0.95) | 46,106.829 | 14.89 | 686,531 |
| Qualified XII (1.00) | 288,483.715 | 14.87 | 4,289,753 |
| Qualified XII (1.05) | 6,958.106 | 14.85 | 103,328 |
| Qualified XII (1.10) | 11,353.166 | 14.83 | 168,367 |
| Qualified XII (1.15) | 20,436.179 | 14.81 | 302,660 |
| Qualified XII (1.20) | 955.494 | 14.79 | 14,132 |
| Qualified XII (1.25) | 13,295.462 | 14.77 | 196,374 |
| Qualified XII (1.30) | 115.014 | 14.75 | 1,696 |
| Qualified XII (1.35) | 28.217 | 14.73 | 416 |
| Qualified XII (1.40) | 132.317 | 14.71 | 1,946 |
| Qualified XV | 454.316 | 14.89 | 6,765 |
| Qualified XVI | 12,307.334 | 14.68 | 180,672 |
| Qualified XVII | 1,341.118 | 14.77 | 19,808 |
| Qualified XXI | 2,930.201 | 14.95 | 43,807 |
| Qualified XXV | 243.460 | 14.97 | 3,645 |
| Qualified XXVI | 2,094.159 | 14.91 | 31,224 |
| Qualified XXXVII | 20.019 | 9.76 | 195 |
| Qualified LIII | 79.367 | 15.18 | 1,205 |
| Qualified LIV | 17,177.447 | 15.13 | 259,895 |
| Qualified LV | 740.369 | 15.21 | 11,261 |
| | 1,306,652.910 | | $ 19,443,223 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,076.609 | $        10.12 | $        10,895 |
| Qualified X (1.25) | 4,931.245 | 10.12 | 49,904 |
| Qualified XII (0.40) | 315.255 | 10.26 | 3,235 |
| Qualified XII (0.50) | 726.837 | 10.25 | 7,450 |
| Qualified XII (0.70) | 15.735 | 10.21 | 161 |
| Qualified XII (0.75) | 29.753 | 10.20 | 303 |
| Qualified XII (0.80) | 987.960 | 10.19 | 10,067 |
| Qualified XII (0.85) | 548.292 | 10.19 | 5,587 |
| Qualified XII (0.95) | 511.782 | 10.17 | 5,205 |
| Qualified XII (1.00) | 680.439 | 10.16 | 6,913 |
| Qualified XII (1.05) | 4.460 | 10.15 | 45 |
| Qualified XII (1.10) | 1,113.368 | 10.14 | 11,290 |
| Qualified XII (1.20) | 52.962 | 10.13 | 537 |
| Qualified XII (1.25) | 124.079 | 10.12 | 1,256 |
| Qualified XII (1.30) | 1.182 | 10.11 | 12 |
| Qualified XII (1.35) | 2.547 | 10.10 | 26 |
| Qualified XII (1.40) | 30.673 | 10.09 | 309 |
| Qualified XII (1.45) | 16.140 | 10.08 | 163 |
| Qualified XXVII | 2,803.237 | 10.20 | 28,593 |
| Qualified LIII | 1.151 | 10.28 | 12 |
| | 13,973.706 | | $        141,963 |
| **ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP28 | 10.331 | $        10.05 | $        104 |
| | 10.331 | | $        104 |
| **ING Global Resources Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.20) | 3,162.530 | $        13.92 | $        44,022 |
| | 3,162.530 | | $        44,022 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Resources Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 9,843.158 | $ 13.46 | $ 132,489 |
| Qualified V | 41.560 | 13.43 | 558 |
| Qualified VI | 2,761,599.574 | 13.46 | 37,171,130 |
| Qualified VIII | 784.286 | 13.46 | 10,556 |
| Qualified XII (0.05) | 50,114.062 | 13.65 | 684,057 |
| Qualified XII (0.25) | 12,207.892 | 13.61 | 166,149 |
| Qualified XII (0.30) | 25,507.710 | 13.61 | 347,160 |
| Qualified XII (0.35) | 4,631.419 | 13.60 | 62,987 |
| Qualified XII (0.40) | 95,415.662 | 13.59 | 1,296,699 |
| Qualified XII (0.45) | 209.778 | 13.58 | 2,849 |
| Qualified XII (0.50) | 9,680.677 | 13.58 | 131,464 |
| Qualified XII (0.50) | 76,523.401 | 13.58 | 1,039,188 |
| Qualified XII (0.55) | 29,703.385 | 13.57 | 403,075 |
| Qualified XII (0.60) | 44,805.553 | 13.56 | 607,563 |
| Qualified XII (0.65) | 50,494.230 | 13.55 | 684,197 |
| Qualified XII (0.70) | 132,274.504 | 13.54 | 1,790,997 |
| Qualified XII (0.75) | 95,711.649 | 13.54 | 1,295,936 |
| Qualified XII (0.80) | 425,952.011 | 13.53 | 5,763,131 |
| Qualified XII (0.85) | 210,824.118 | 13.52 | 2,850,342 |
| Qualified XII (0.90) | 43,060.033 | 13.51 | 581,741 |
| Qualified XII (0.95) | 447,396.945 | 13.51 | 6,044,333 |
| Qualified XII (1.00) | 975,671.536 | 13.50 | 13,171,566 |
| Qualified XII (1.05) | 55,333.690 | 13.49 | 746,451 |
| Qualified XII (1.10) | 86,299.156 | 13.48 | 1,163,313 |
| Qualified XII (1.15) | 71,518.786 | 13.47 | 963,358 |
| Qualified XII (1.20) | 19,633.433 | 13.47 | 264,462 |
| Qualified XII (1.25) | 71,072.713 | 13.46 | 956,639 |
| Qualified XII (1.30) | 1,587.983 | 13.45 | 21,358 |
| Qualified XII (1.35) | 273.975 | 13.44 | 3,682 |
| Qualified XII (1.40) | 9,805.279 | 13.44 | 131,783 |
| Qualified XII (1.45) | 1,026.722 | 13.43 | 13,789 |
| Qualified XII (1.50) | 5.842 | 13.42 | 78 |
| Qualified XV | 30,639.745 | 13.51 | 413,943 |
| Qualified XVI | 55,829.785 | 13.42 | 749,236 |
| Qualified XVII | 14,926.307 | 13.47 | 201,057 |
| Qualified XXI | 30,843.020 | 13.53 | 417,306 |
| Qualified XXV | 54,308.846 | 13.56 | 736,428 |
| Qualified XXVI | 10,759.230 | 13.54 | 145,680 |
| Qualified XXVII | 1,391,649.897 | 13.59 | 18,912,522 |
| Qualified XXVIII | 537,486.317 | 13.57 | 7,293,689 |
| Qualified XXXVI | 8,283.705 | 13.57 | 112,410 |
| Qualified LIII | 67,014.081 | 13.60 | 911,392 |
| Qualified LIV | 32,694.150 | 13.56 | 443,333 |
| Qualified LV | 31,020.342 | 13.64 | 423,117 |
| Qualified LVI | 12,328.864 | 13.65 | 168,289 |
| | 8,096,795.011 | | $ 109,431,482 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Janus Contrarian Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 63.600 | $ 11.49 | $ 731 |
| Qualified XII (0.50) | 402,977.156 | 11.44 | 4,610,059 |
| | 403,040.756 | | $ 4,610,790 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 18,225.962 | $ 20.17 | $ 367,618 |
| | 18,225.962 | | $ 367,618 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 1,087,498.417 | $ 21.10 | $ 22,946,217 |
| Qualified XXVIII | 989,816.368 | 21.10 | 20,885,125 |
| | 2,077,314.785 | | $ 43,831,342 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 687.474 | $ 24.58 | $ 16,898 |
| ING MAP PLUS NP1 | 25,423.058 | 15.96 | 405,752 |
| ING MAP PLUS NP13 | 7,588.044 | 15.80 | 119,891 |
| ING MAP PLUS NP14 | 1,382.304 | 15.79 | 21,827 |
| ING MAP PLUS NP16 | 2,190.988 | 15.76 | 34,530 |
| ING MAP PLUS NP17 | 757.542 | 15.75 | 11,931 |
| ING MAP PLUS NP22 | 4,883.936 | 15.68 | 76,580 |
| ING MAP PLUS NP24 | 1,575.947 | 15.66 | 24,679 |
| ING MAP PLUS NP25 | 454.434 | 15.64 | 7,107 |
| ING MAP PLUS NP26 | 155.686 | 15.63 | 2,433 |
| ING MAP PLUS NP28 | 7.194 | 15.61 | 112 |
| Qualified VI | 830,788.098 | 24.58 | 20,420,771 |
| Qualified VIII | 28.639 | 24.58 | 704 |
| Qualified XII (0.25) | 629.827 | 25.25 | 15,903 |
| Qualified XII (0.30) | 5.963 | 25.22 | 150 |
| Qualified XII (0.40) | 7,533.507 | 25.15 | 189,468 |
| Qualified XII (0.50) | 11,763.150 | 25.08 | 295,020 |
| Qualified XII (0.50) | 2,998.643 | 25.14 | 75,386 |
| Qualified XII (0.55) | 7,774.626 | 25.05 | 194,754 |
| Qualified XII (0.60) | 14,489.728 | 25.02 | 362,533 |
| Qualified XII (0.65) | 22,113.250 | 24.98 | 552,389 |
| Qualified XII (0.70) | 25,424.854 | 24.95 | 634,350 |
| Qualified XII (0.75) | 8,603.722 | 24.92 | 214,405 |
| Qualified XII (0.80) | 43,230.939 | 24.88 | 1,075,586 |
| Qualified XII (0.85) | 71,155.744 | 24.85 | 1,768,220 |
| Qualified XII (0.90) | 12,372.158 | 24.82 | 307,077 |
| Qualified XII (0.95) | 109,778.333 | 24.78 | 2,720,307 |
| Qualified XII (1.00) | 231,590.601 | 24.75 | 5,731,867 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Qualified XII (1.05) | 13,701.881 | $ 24.72 | $ 338,710 |
| Qualified XII (1.10) | 11,286.808 | 24.68 | 278,558 |
| Qualified XII (1.15) | 26,816.140 | 24.65 | 661,018 |
| Qualified XII (1.20) | 2,885.859 | 24.62 | 71,050 |
| Qualified XII (1.25) | 27,218.066 | 24.58 | 669,020 |
| Qualified XII (1.30) | 410.678 | 24.55 | 10,082 |
| Qualified XII (1.40) | 3,438.399 | 24.49 | 84,206 |
| Qualified XII (1.45) | 250.881 | 24.45 | 6,134 |
| Qualified XII (1.50) | 120.475 | 24.42 | 2,942 |
| Qualified XV | 4,536.192 | 24.78 | 112,407 |
| Qualified XVI | 15,239.996 | 24.42 | 372,161 |
| Qualified XVII | 1,420.543 | 24.58 | 34,917 |
| Qualified XXI | 15,966.469 | 24.88 | 397,246 |
| Qualified XXV | 13,225.686 | 24.92 | 329,584 |
| Qualified XXVI | 8,227.046 | 24.82 | 204,195 |
| Qualified LIII | 18,844.713 | 25.25 | 475,829 |
| Qualified LIV | 14,908.915 | 25.18 | 375,406 |
| Qualified LV | 18,462.027 | 25.31 | 467,274 |
| Qualified LVI | 82.126 | 25.32 | 2,079 |
| | 1,642,431.289 | | $ 40,173,448 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 70,405.242 | $ 12.63 | $ 889,218 |
| Qualified XII (0.00) | 1.113 | 13.06 | 15 |
| Qualified XII (0.35) | 1,981.375 | 12.94 | 25,639 |
| Qualified XII (0.40) | 813.312 | 12.92 | 10,508 |
| Qualified XII (0.50) | 34,383.939 | 12.89 | 443,209 |
| Qualified XII (0.50) | 719.703 | 12.91 | 9,291 |
| Qualified XII (0.55) | 451.643 | 12.87 | 5,813 |
| Qualified XII (0.60) | 2,404.832 | 12.85 | 30,902 |
| Qualified XII (0.65) | 393.878 | 12.83 | 5,053 |
| Qualified XII (0.70) | 2,726.514 | 12.82 | 34,954 |
| Qualified XII (0.75) | 744.801 | 12.80 | 9,533 |
| Qualified XII (0.80) | 7,456.174 | 12.78 | 95,290 |
| Qualified XII (0.85) | 9,661.298 | 12.77 | 123,375 |
| Qualified XII (0.90) | 595.112 | 12.75 | 7,588 |
| Qualified XII (0.95) | 12,578.672 | 12.73 | 160,126 |
| Qualified XII (1.00) | 26,743.482 | 12.71 | 339,910 |
| Qualified XII (1.05) | 1,534.185 | 12.70 | 19,484 |
| Qualified XII (1.10) | 2,791.513 | 12.68 | 35,396 |
| Qualified XII (1.15) | 2,144.953 | 12.66 | 27,155 |
| Qualified XII (1.20) | 398.828 | 12.65 | 5,045 |
| Qualified XII (1.25) | 4,267.120 | 12.63 | 53,894 |
| Qualified XII (1.40) | 1,351.921 | 12.58 | 17,007 |
| Qualified XII (1.45) | 1.041 | 12.56 | 13 |
| Qualified XVI | 2,886.840 | 12.55 | 36,230 |
| Qualified XXI | 1,200.484 | 12.78 | 15,342 |
| Qualified XXV | 166.110 | 12.80 | 2,126 |
| Qualified XXVI | 151.770 | 12.75 | 1,935 |
| Qualified LIII | 1,705.631 | 12.97 | 22,122 |
| Qualified LIV | 1,283.651 | 12.93 | 16,598 |
| Qualified LV | 1,928.762 | 13.00 | 25,074 |
| | 193,873.899 | | $ 2,467,845 |
| **ING JPMorgan Value Opportunities Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 1,305.492 | $ 11.07 | $ 14,452 |
| Qualified X (1.25) | 5,177.634 | 11.05 | 57,213 |
| | 6,483.126 | | $ 71,665 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Value Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 685.367 | $ 11.08 | $ 7,594 |
| Qualified VI | 61,818.626 | 10.99 | 679,387 |
| Qualified XII (0.00) | 87.351 | 11.23 | 981 |
| Qualified XII (0.40) | 205.871 | 11.15 | 2,295 |
| Qualified XII (0.50) | 42,004.913 | 11.13 | 467,515 |
| Qualified XII (0.55) | 40.416 | 11.12 | 449 |
| Qualified XII (0.60) | 361.203 | 11.11 | 4,013 |
| Qualified XII (0.65) | 132.740 | 11.10 | 1,473 |
| Qualified XII (0.70) | 759.821 | 11.10 | 8,434 |
| Qualified XII (0.75) | 1,309.310 | 11.09 | 14,520 |
| Qualified XII (0.80) | 1,822.367 | 11.08 | 20,192 |
| Qualified XII (0.85) | 4,072.366 | 11.07 | 45,081 |
| Qualified XII (0.90) | 289.213 | 11.06 | 3,199 |
| Qualified XII (0.95) | 13,550.137 | 11.05 | 149,729 |
| Qualified XII (1.00) | 21,835.778 | 11.04 | 241,067 |
| Qualified XII (1.05) | 2,998.033 | 11.03 | 33,068 |
| Qualified XII (1.10) | 853.060 | 11.02 | 9,401 |
| Qualified XII (1.15) | 3,113.785 | 11.01 | 34,283 |
| Qualified XII (1.20) | 339.383 | 11.00 | 3,733 |
| Qualified XII (1.25) | 1,916.005 | 10.99 | 21,057 |
| Qualified XII (1.30) | 64.171 | 10.98 | 705 |
| Qualified XII (1.35) | 89.295 | 10.97 | 980 |
| Qualified XII (1.40) | 143.407 | 10.97 | 1,573 |
| Qualified XII (1.45) | 1.983 | 10.96 | 22 |
| Qualified XV | 19.351 | 11.05 | 214 |
| Qualified XVI | 3,409.079 | 10.95 | 37,329 |
| Qualified XXI | 1,633.357 | 11.08 | 18,098 |
| Qualified XXV | 436.720 | 11.09 | 4,843 |
| Qualified LIII | 84.489 | 11.17 | 944 |
| Qualified LIV | 2,343.612 | 11.13 | 26,084 |
| Qualified LV | 65.639 | 11.19 | 735 |
| | 166,486.848 | | $ 1,838,998 |

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,759.808 | $ 20.46 | $ 97,386 |
| Qualified VI | 1,199,234.392 | 19.53 | 23,421,048 |
| Qualified X (1.15) | 52,590.291 | 20.34 | 1,069,687 |
| Qualified X (1.25) | 103,984.415 | 20.27 | 2,107,764 |
| Qualified XII (0.00) | 77.215 | 20.45 | 1,579 |
| Qualified XII (0.25) | 12.428 | 20.26 | 252 |
| Qualified XII (0.30) | 606.425 | 20.22 | 12,262 |
| Qualified XII (0.35) | 12.940 | 20.19 | 261 |
| Qualified XII (0.40) | 37,480.440 | 20.15 | 755,231 |
| Qualified XII (0.50) | 130.331 | 20.24 | 2,638 |
| Qualified XII (0.50) | 401,617.013 | 20.07 | 8,060,453 |
| Qualified XII (0.55) | 23,727.497 | 20.04 | 475,499 |
| Qualified XII (0.60) | 37,244.631 | 20.00 | 744,893 |
| Qualified XII (0.65) | 19,623.565 | 19.96 | 391,686 |
| Qualified XII (0.70) | 28,913.885 | 19.93 | 576,254 |
| Qualified XII (0.75) | 9,773.504 | 19.89 | 194,395 |
| Qualified XII (0.80) | 64,902.773 | 19.85 | 1,288,320 |
| Qualified XII (0.85) | 81,468.716 | 19.82 | 1,614,710 |
| Qualified XII (0.90) | 6,593.165 | 19.78 | 130,413 |
| Qualified XII (0.95) | 115,858.439 | 19.75 | 2,288,204 |
| Qualified XII (1.00) | 653,720.271 | 19.71 | 12,884,827 |
| Qualified XII (1.05) | 10,595.962 | 19.67 | 208,423 |
| Qualified XII (1.10) | 15,756.944 | 19.64 | 309,466 |
| Qualified XII (1.15) | 30,573.731 | 19.60 | 599,245 |
| Qualified XII (1.20) | 4,681.365 | 19.57 | 91,614 |
| Qualified XII (1.25) | 43,901.669 | 19.53 | 857,400 |
| Qualified XII (1.30) | 3,485.587 | 19.49 | 67,934 |
| Qualified XII (1.35) | 73.017 | 19.46 | 1,421 |
| Qualified XII (1.40) | 2,552.214 | 19.42 | 49,564 |
| Qualified XII (1.45) | 544.520 | 19.39 | 10,558 |
| Qualified XII (1.50) | 102.643 | 19.35 | 1,986 |
| Qualified XV | 1,434.692 | 19.75 | 28,335 |
| Qualified XVI | 16,154.684 | 19.35 | 312,593 |
| Qualified XVII | 4,670.069 | 19.68 | 91,907 |
| Qualified XVIII | 8,525.963 | 20.45 | 174,356 |
| Qualified XXI | 3,849.471 | 19.85 | 76,412 |
| Qualified XXV | 8,575.426 | 19.92 | 170,822 |
| Qualified XXVI | 2,004.670 | 19.83 | 39,753 |
| Qualified XXXII | 2,442.333 | 20.27 | 49,506 |
| Qualified LIII | 5,592.263 | 17.75 | 99,263 |
| Qualified LIV | 19,642.858 | 17.69 | 347,482 |
| Qualified LV | 8,141.758 | 17.79 | 144,842 |
| | 3,035,633.983 | | $ 59,850,644 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 7,424.056 | $ 11.32 | $ 84,040 |
| ING MAP PLUS NP18 | 99.081 | 11.30 | 1,120 |
| ING MAP PLUS NP19 | 118,691.955 | 11.29 | 1,340,032 |
| ING MAP PLUS NP22 | 600.471 | 11.24 | 6,749 |
| ING MAP PLUS NP23 | 2,456.293 | 11.23 | 27,584 |
| ING MAP PLUS NP24 | 169.765 | 11.21 | 1,903 |
| ING MAP PLUS NP30 | 1,340.967 | 11.12 | 14,912 |
| ING MAP PLUS NP36 | 11.916 | 11.03 | 131 |
| Qualified VI | 137,154.833 | 11.21 | 1,537,506 |
| Qualified XII (0.00) | 2.003 | 11.59 | 23 |
| Qualified XII (0.30) | 88.570 | 11.50 | 1,019 |
| Qualified XII (0.40) | 3,425.670 | 11.47 | 39,292 |
| Qualified XII (0.50) | 5,161.986 | 11.44 | 59,053 |
| Qualified XII (0.55) | 2,872.363 | 11.42 | 32,802 |
| Qualified XII (0.60) | 2,408.424 | 11.41 | 27,480 |
| Qualified XII (0.65) | 717.867 | 11.39 | 8,177 |
| Qualified XII (0.70) | 4,529.968 | 11.38 | 51,551 |
| Qualified XII (0.75) | 1,043.452 | 11.36 | 11,854 |
| Qualified XII (0.80) | 1,104.353 | 11.35 | 12,534 |
| Qualified XII (0.85) | 9,098.074 | 11.33 | 103,081 |
| Qualified XII (0.90) | 10,968.622 | 11.32 | 124,165 |
| Qualified XII (0.95) | 23,249.054 | 11.30 | 262,714 |
| Qualified XII (1.00) | 31,248.578 | 11.29 | 352,796 |
| Qualified XII (1.05) | 507.744 | 11.27 | 5,722 |
| Qualified XII (1.10) | 2,111.813 | 11.26 | 23,779 |
| Qualified XII (1.15) | 5,920.560 | 11.24 | 66,547 |
| Qualified XII (1.20) | 3,049.418 | 11.23 | 34,245 |
| Qualified XII (1.25) | 4,517.393 | 11.21 | 50,640 |
| Qualified XII (1.30) | 55.689 | 11.20 | 624 |
| Qualified XII (1.40) | 333.168 | 11.17 | 3,721 |
| Qualified XII (1.45) | 94.622 | 11.15 | 1,055 |
| Qualified XVI | 1,776.681 | 11.14 | 19,792 |
| Qualified XXI | 3,447.762 | 11.35 | 39,132 |
| Qualified LIII | 351.285 | 11.52 | 4,047 |
| Qualified LIV | 354.609 | 11.48 | 4,071 |
| Qualified LV | 3,442.517 | 11.54 | 39,727 |
| | 389,831.582 | | $ 4,393,620 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 124,982.206 | $10.99 to $11.18 | $      1,395,662 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,723.431 | 11.12 | 52,525 |
| ING MAP PLUS NP8 | 854.039 | 11.29 | 9,642 |
| ING MAP PLUS NP9 | 4,906.728 | 11.28 | 55,348 |
| ING MAP PLUS NP11 | 9,267.039 | 11.26 | 104,347 |
| ING MAP PLUS NP12 | 351.675 | 11.25 | 3,956 |
| ING MAP PLUS NP14 | 413.812 | 11.23 | 4,647 |
| ING MAP PLUS NP16 | 15,780.612 | 11.21 | 176,901 |
| ING MAP PLUS NP17 | 6,739.730 | 11.20 | 75,485 |
| ING MAP PLUS NP18 | 52,662.231 | 11.19 | 589,290 |
| ING MAP PLUS NP20 | 4,472.077 | 11.17 | 49,953 |
| ING MAP PLUS NP21 | 6,799.324 | 11.17 | 75,948 |
| ING MAP PLUS NP22 | 4,485.652 | 11.16 | 50,060 |
| ING MAP PLUS NP23 | 11,611.078 | 11.15 | 129,464 |
| ING MAP PLUS NP25 | 603.072 | 11.13 | 6,712 |
| ING MAP PLUS NP28 | 43.074 | 11.10 | 478 |
| ING MAP PLUS NP29 | 12.168 | 11.09 | 135 |
| ING MAP PLUS NP30 | 5,477.852 | 11.08 | 60,695 |
| ING MAP PLUS NP32 | 112.835 | 11.06 | 1,248 |
| Qualified V | 2,412.332 | 11.09 | 26,753 |
| Qualified VI | 3,700,670.302 | 11.12 | 41,151,454 |
| Qualified VIII | 3,004.639 | 11.12 | 33,412 |
| Qualified X (1.15) | 190,927.701 | 11.14 | 2,126,935 |
| Qualified X (1.25) | 643,298.737 | 11.12 | 7,153,482 |
| Qualified XII (0.20) | 54.701 | 11.32 | 619 |
| Qualified XII (0.25) | 12,189.182 | 11.31 | 137,860 |
| Qualified XII (0.30) | 360,051.504 | 11.30 | 4,068,582 |
| Qualified XII (0.40) | 21,311.415 | 11.28 | 240,393 |
| Qualified XII (0.50) | 10,303.206 | 11.26 | 116,014 |
| Qualified XII (0.50) | 140,227.544 | 11.26 | 1,578,962 |
| Qualified XII (0.55) | 298,645.004 | 11.25 | 3,359,756 |
| Qualified XII (0.60) | 135,850.593 | 11.24 | 1,526,961 |
| Qualified XII (0.65) | 499,988.428 | 11.23 | 5,614,870 |
| Qualified XII (0.70) | 338,956.168 | 11.22 | 3,803,088 |
| Qualified XII (0.75) | 210,960.536 | 11.21 | 2,364,868 |
| Qualified XII (0.80) | 192,340.937 | 11.21 | 2,156,142 |
| Qualified XII (0.85) | 536,059.384 | 11.20 | 6,003,865 |
| Qualified XII (0.90) | 43,738.259 | 11.19 | 489,431 |
| Qualified XII (0.95) | 839,581.548 | 11.18 | 9,386,522 |
| Qualified XII (1.00) | 2,143,013.617 | 11.17 | 23,937,462 |
| Qualified XII (1.05) | 154,388.960 | 11.16 | 1,722,981 |
| Qualified XII (1.10) | 67,513.981 | 11.15 | 752,781 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (1.15) | 92,780.742 | 11.14 | 1,033,577 |
| Qualified XII (1.20) | 35,515.673 | 11.13 | 395,289 |
| Qualified XII (1.25) | 223,549.224 | 11.12 | 2,485,867 |
| Qualified XII (1.30) | 7,354.808 | 11.11 | 81,712 |
| Qualified XII (1.35) | 3,617.056 | 11.10 | 40,149 |
| Qualified XII (1.40) | 29,382.212 | 11.09 | 325,849 |
| Qualified XII (1.45) | 3,716.663 | 11.08 | 41,181 |
| Qualified XII (1.50) | 10,766.597 | 11.07 | 119,186 |
| Qualified XV | 29,883.466 | 11.18 | 334,097 |
| Qualified XVI | 126,194.561 | 11.07 | 1,396,974 |
| Qualified XVII | 10,749.135 | 11.12 | 119,530 |
| Qualified XVIII | 22,100.091 | 11.17 | 246,858 |
| Qualified XXI | 96,942.632 | 11.21 | 1,086,727 |
| Qualified XXV | 87,326.844 | 11.21 | 978,934 |
| Qualified XXVI | 12,127.863 | 11.19 | 135,711 |
| Qualified XXXII | 7,272.720 | 11.12 | 80,873 |
| Qualified LIII | 18,232.264 | 11.30 | 206,025 |
| Qualified LIV | 112,473.440 | 11.26 | 1,266,451 |
| Qualified LV | 69,880.857 | 11.32 | 791,051 |
| Qualified LVI | 91.769 | 11.33 | 1,040 |
| | 11,799,745.930 | | $ 131,762,770 |
| **ING Lord Abbett Affiliated Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP16 | 46,182.069 | $ 11.17 | $ 515,854 |
| ING MAP PLUS NP26 | 3.992 | 11.08 | 44 |
| | 46,186.061 | | $ 515,898 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 94.329 | $ 13.30 | $ 1,255 |
| ING MAP PLUS NP9 | 14,839.054 | 13.57 | 201,366 |
| ING MAP PLUS NP10 | 8.552 | 13.56 | 116 |
| ING MAP PLUS NP17 | 10,133.520 | 13.43 | 136,093 |
| ING MAP PLUS NP19 | 807.500 | 13.39 | 10,812 |
| ING MAP PLUS NP21 | 95.810 | 13.36 | 1,280 |
| ING MAP PLUS NP24 | 312.754 | 13.30 | 4,160 |
| Qualified VI | 127,014.474 | 13.30 | 1,689,293 |
| Qualified X (1.15) | 9,998.957 | 11.41 | 114,088 |
| Qualified X (1.25) | 5,150.690 | 11.39 | 58,666 |
| Qualified XII (0.00) | 17.753 | 13.76 | 244 |
| Qualified XII (0.40) | 2,983.947 | 13.61 | 40,612 |
| Qualified XII (0.50) | 1,092.956 | 13.60 | 14,864 |
| Qualified XII (0.50) | 15,519.337 | 13.57 | 210,597 |
| Qualified XII (0.55) | 4,062.939 | 13.56 | 55,093 |
| Qualified XII (0.60) | 3,072.025 | 13.54 | 41,595 |
| Qualified XII (0.65) | 2,836.281 | 13.52 | 38,347 |
| Qualified XII (0.70) | 1,590.401 | 13.50 | 21,470 |
| Qualified XII (0.75) | 759.295 | 13.48 | 10,235 |
| Qualified XII (0.80) | 3,184.999 | 13.47 | 42,902 |
| Qualified XII (0.85) | 7,193.919 | 13.45 | 96,758 |
| Qualified XII (0.90) | 297.545 | 13.43 | 3,996 |
| Qualified XII (0.95) | 14,179.147 | 13.41 | 190,142 |
| Qualified XII (1.00) | 58,312.368 | 13.39 | 780,803 |
| Qualified XII (1.05) | 846.716 | 13.38 | 11,329 |
| Qualified XII (1.10) | 2,410.123 | 13.36 | 32,199 |
| Qualified XII (1.15) | 5,075.629 | 13.34 | 67,709 |
| Qualified XII (1.20) | 2,688.729 | 13.32 | 35,814 |
| Qualified XII (1.25) | 9,148.760 | 13.30 | 121,679 |
| Qualified XII (1.30) | 226.431 | 13.29 | 3,009 |
| Qualified XII (1.40) | 352.300 | 13.25 | 4,668 |
| Qualified XII (1.45) | 387.499 | 13.23 | 5,127 |
| Qualified XV | 2,358.301 | 13.41 | 31,625 |
| Qualified XVI | 246.950 | 13.21 | 3,262 |
| Qualified XXI | 4,908.707 | 13.47 | 66,120 |
| Qualified XXV | 339.087 | 13.48 | 4,571 |
| Qualified XXVI | 182.313 | 13.43 | 2,448 |
| Qualified XXXII | 325.272 | 11.39 | 3,705 |
| Qualified LIII | 4,732.920 | 13.67 | 64,699 |
| Qualified LIV | 653.890 | 13.62 | 8,906 |
| Qualified LV | 6,984.783 | 13.69 | 95,622 |
| | 325,426.962 | | $ 4,327,279 |
| **ING Marsico International Opportunities Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 5,651.061 | $ 11.33 | $ 64,027 |
| | 5,651.061 | | $ 64,027 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico International Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 178.183 | $ 18.13 | $ 3,230 |
| ING MAP PLUS NP11 | 105.496 | 18.45 | 1,946 |
| ING MAP PLUS NP17 | 4,547.413 | 18.30 | 83,218 |
| ING MAP PLUS NP18 | 152.352 | 18.27 | 2,783 |
| ING MAP PLUS NP25 | 476.699 | 18.10 | 8,628 |
| Qualified VI | 265,110.953 | 18.13 | 4,806,462 |
| Qualified XII (0.00) | 96.840 | 18.74 | 1,815 |
| Qualified XII (0.40) | 5,406.612 | 18.55 | 100,293 |
| Qualified XII (0.50) | 53,994.306 | 18.50 | 998,895 |
| Qualified XII (0.50) | 10.153 | 18.54 | 188 |
| Qualified XII (0.55) | 191.280 | 18.47 | 3,533 |
| Qualified XII (0.60) | 8,000.575 | 18.45 | 147,611 |
| Qualified XII (0.65) | 6,125.313 | 18.42 | 112,828 |
| Qualified XII (0.70) | 9,438.409 | 18.40 | 173,667 |
| Qualified XII (0.75) | 4,331.369 | 18.37 | 79,567 |
| Qualified XII (0.80) | 61,694.656 | 18.35 | 1,132,097 |
| Qualified XII (0.85) | 29,751.463 | 18.32 | 545,047 |
| Qualified XII (0.90) | 793.854 | 18.30 | 14,528 |
| Qualified XII (0.95) | 37,300.598 | 18.27 | 681,482 |
| Qualified XII (1.00) | 121,844.266 | 18.25 | 2,223,658 |
| Qualified XII (1.05) | 7,821.078 | 18.23 | 142,578 |
| Qualified XII (1.10) | 8,884.519 | 18.20 | 161,698 |
| Qualified XII (1.15) | 5,989.671 | 18.18 | 108,892 |
| Qualified XII (1.20) | 5,315.866 | 18.15 | 96,483 |
| Qualified XII (1.25) | 9,110.197 | 18.13 | 165,168 |
| Qualified XII (1.30) | 8.009 | 18.10 | 145 |
| Qualified XII (1.40) | 1,277.051 | 18.06 | 23,064 |
| Qualified XII (1.45) | 93.988 | 18.03 | 1,695 |
| Qualified XV | 496.598 | 18.27 | 9,073 |
| Qualified XVI | 14,572.510 | 18.01 | 262,451 |
| Qualified XVII | 27.894 | 18.13 | 506 |
| Qualified XXI | 6,948.675 | 18.35 | 127,508 |
| Qualified XXV | 1,563.429 | 18.37 | 28,720 |
| Qualified XXVI | 3,245.216 | 18.30 | 59,387 |
| Qualified LIII | 6,290.101 | 18.62 | 117,122 |
| Qualified LIV | 4,867.071 | 18.56 | 90,333 |
| Qualified LV | 1,830.745 | 18.66 | 34,162 |
| Qualified LVI | 2.626 | 18.67 | 49 |
| | 687,896.034 | | $ 12,550,510 |
| **ING MFS Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 48,651.529 | $ 11.66 | $ 567,277 |
| | 48,651.529 | | $ 567,277 |
| **ING MFS Total Return Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 3,775,909.359 | $ 11.13 | $ 42,025,871 |
| Qualified XXVIII | 3,514,822.680 | 11.13 | 39,119,976 |
| | 7,290,732.039 | | $ 81,145,847 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,846.845 | $ 12.87 | $ 23,769 |
| ING MAP PLUS NP1 | 111.740 | 13.03 | 1,456 |
| ING MAP PLUS NP9 | 36,016.620 | 12.83 | 462,093 |
| ING MAP PLUS NP11 | 79.726 | 12.78 | 1,019 |
| ING MAP PLUS NP12 | 2,540.342 | 12.76 | 32,415 |
| ING MAP PLUS NP14 | 2,446.830 | 12.71 | 31,099 |
| ING MAP PLUS NP17 | 422.392 | 12.63 | 5,335 |
| ING MAP PLUS NP20 | 23,822.742 | 12.56 | 299,214 |
| ING MAP PLUS NP22 | 23.910 | 12.51 | 299 |
| ING MAP PLUS NP24 | 18.355 | 12.46 | 229 |
| ING MAP PLUS NP25 | 9.892 | 12.44 | 123 |
| ING MAP PLUS NP30 | 1,698.439 | 12.31 | 20,908 |
| Qualified V | 74.173 | 14.19 | 1,053 |
| Qualified VI | 1,018,077.494 | 14.90 | 15,169,355 |
| Qualified X (1.15) | 18,744.197 | 12.72 | 238,426 |
| Qualified X (1.25) | 76,569.146 | 12.68 | 970,897 |
| Qualified XII (0.25) | 8,302.780 | 15.88 | 131,848 |
| Qualified XII (0.40) | 6,012.696 | 15.78 | 94,880 |
| Qualified XII (0.50) | 22,186.574 | 15.69 | 348,107 |
| Qualified XII (0.55) | 2,214.273 | 15.67 | 34,698 |
| Qualified XII (0.60) | 10,503.012 | 15.63 | 164,162 |
| Qualified XII (0.65) | 15,526.343 | 15.60 | 242,211 |
| Qualified XII (0.70) | 43,262.839 | 15.56 | 673,170 |
| Qualified XII (0.75) | 12,277.543 | 15.53 | 190,670 |
| Qualified XII (0.80) | 94,145.787 | 15.47 | 1,456,435 |
| Qualified XII (0.85) | 64,577.353 | 15.41 | 995,137 |
| Qualified XII (0.90) | 12,410.803 | 15.40 | 191,126 |
| Qualified XII (0.95) | 146,291.434 | 15.34 | 2,244,111 |
| Qualified XII (1.00) | 353,871.080 | 15.31 | 5,417,766 |
| Qualified XII (1.05) | 21,491.877 | 15.27 | 328,181 |
| Qualified XII (1.10) | 63,685.516 | 15.24 | 970,567 |
| Qualified XII (1.15) | 27,026.677 | 15.21 | 411,076 |
| Qualified XII (1.20) | 17,437.537 | 15.17 | 264,527 |
| Qualified XII (1.25) | 84,449.493 | 15.14 | 1,278,565 |
| Qualified XII (1.30) | 5,338.391 | 15.10 | 80,610 |
| Qualified XII (1.35) | 1,045.346 | 15.07 | 15,753 |
| Qualified XII (1.40) | 5,779.054 | 15.04 | 86,917 |
| Qualified XII (1.45) | 1,879.573 | 15.00 | 28,194 |
| Qualified XII (1.50) | 438.762 | 14.97 | 6,568 |
| Qualified XVI | 20,312.605 | 14.72 | 299,002 |
| Qualified XVII | 4,970.506 | 14.29 | 71,029 |
| Qualified XXI | 5,599.394 | 14.60 | 81,751 |
| Qualified XXV | 368.863 | 14.63 | 5,396 |
| Qualified XXVI | 3,425.973 | 14.53 | 49,779 |
| Qualified XXXII | 1,789.075 | 12.68 | 22,685 |
| Qualified LIII | 5,071.398 | 12.11 | 61,415 |
| Qualified LIV | 3,133.274 | 12.08 | 37,850 |
| Qualified LV | 5,124.222 | 12.14 | 62,208 |
| | 2,252,452.896 | | $ 33,604,084 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,425.749 | $ 18.54 | $ 26,433 |
| Qualified V | 287.876 | 18.46 | 5,314 |
| Qualified VI | 957,157.079 | 18.54 | 17,745,692 |
| Qualified XII (0.00) | 863.646 | 19.17 | 16,556 |
| Qualified XII (0.25) | 700.532 | 19.04 | 13,338 |
| Qualified XII (0.30) | 252.869 | 19.02 | 4,810 |
| Qualified XII (0.40) | 13,929.673 | 18.97 | 264,246 |
| Qualified XII (0.50) | 3,861.284 | 18.96 | 73,210 |
| Qualified XII (0.50) | 172,392.540 | 18.92 | 3,261,667 |
| Qualified XII (0.55) | 6,747.720 | 18.89 | 127,464 |
| Qualified XII (0.60) | 5,831.693 | 18.87 | 110,044 |
| Qualified XII (0.65) | 5,048.584 | 18.84 | 95,115 |
| Qualified XII (0.70) | 33,199.222 | 18.81 | 624,477 |
| Qualified XII (0.75) | 13,078.767 | 18.79 | 245,750 |
| Qualified XII (0.80) | 56,251.701 | 18.76 | 1,055,282 |
| Qualified XII (0.85) | 66,332.869 | 18.74 | 1,243,078 |
| Qualified XII (0.90) | 11,188.005 | 18.71 | 209,328 |
| Qualified XII (0.95) | 147,063.283 | 18.69 | 2,748,613 |
| Qualified XII (1.00) | 306,151.074 | 18.66 | 5,712,779 |
| Qualified XII (1.05) | 12,129.732 | 18.64 | 226,098 |
| Qualified XII (1.10) | 11,493.482 | 18.61 | 213,894 |
| Qualified XII (1.15) | 22,458.250 | 18.59 | 417,499 |
| Qualified XII (1.20) | 3,783.422 | 18.56 | 70,220 |
| Qualified XII (1.25) | 34,877.031 | 18.54 | 646,620 |
| Qualified XII (1.30) | 1,399.217 | 18.52 | 25,913 |
| Qualified XII (1.35) | 21.107 | 18.49 | 390 |
| Qualified XII (1.40) | 4,936.594 | 18.47 | 91,179 |
| Qualified XII (1.45) | 153.290 | 18.44 | 2,827 |
| Qualified XV | 3,630.230 | 18.69 | 67,849 |
| Qualified XVI | 21,856.657 | 18.42 | 402,600 |
| Qualified XVII | 2,741.962 | 18.54 | 50,836 |
| Qualified XXI | 17,800.792 | 18.76 | 333,943 |
| Qualified XXV | 16,274.511 | 18.79 | 305,798 |
| Qualified XXVI | 11,415.863 | 18.71 | 213,591 |
| Qualified LIII | 22,657.918 | 19.04 | 431,407 |
| Qualified LIV | 7,943.701 | 18.99 | 150,851 |
| Qualified LV | 15,035.505 | 19.08 | 286,877 |
| Qualified LVI | 89.750 | 19.09 | 1,713 |
| | 2,012,463.180 | | $ 37,523,301 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 369.618 | $ 11.21 | $ 4,143 |
| ING MAP PLUS NP11 | 5,235.158 | 11.20 | 58,634 |
| ING MAP PLUS NP14 | 3,125.600 | 11.17 | 34,913 |
| ING MAP PLUS NP17 | 2,620.101 | 11.15 | 29,214 |
| ING MAP PLUS NP22 | 9,895.185 | 11.10 | 109,837 |
| ING MAP PLUS NP24 | 732.406 | 11.08 | 8,115 |
| ING MAP PLUS NP25 | 82.210 | 11.07 | 910 |
| ING MAP PLUS NP26 | 381.448 | 11.06 | 4,219 |
| ING MAP PLUS NP29 | 286.228 | 11.03 | 3,157 |
| ING MAP PLUS NP32 | 112.662 | 11.01 | 1,240 |
| Qualified VI | 61,552.182 | 12.83 | 789,714 |
| Qualified XII (0.00) | 18.219 | 13.27 | 242 |
| Qualified XII (0.25) | 25.446 | 13.18 | 335 |
| Qualified XII (0.40) | 1,653.209 | 13.13 | 21,707 |
| Qualified XII (0.50) | 2,127.327 | 13.09 | 27,847 |
| Qualified XII (0.55) | 787.620 | 13.07 | 10,294 |
| Qualified XII (0.60) | 4,718.051 | 13.06 | 61,618 |
| Qualified XII (0.65) | 1,176.799 | 13.04 | 15,345 |
| Qualified XII (0.70) | 7,244.777 | 13.02 | 94,327 |
| Qualified XII (0.75) | 660.982 | 13.00 | 8,593 |
| Qualified XII (0.80) | 2,606.139 | 12.99 | 33,854 |
| Qualified XII (0.85) | 3,837.264 | 12.97 | 49,769 |
| Qualified XII (0.90) | 380.359 | 12.95 | 4,926 |
| Qualified XII (0.95) | 10,420.716 | 12.93 | 134,740 |
| Qualified XII (1.00) | 19,783.204 | 12.92 | 255,599 |
| Qualified XII (1.05) | 950.845 | 12.90 | 12,266 |
| Qualified XII (1.10) | 4,722.255 | 12.88 | 60,823 |
| Qualified XII (1.15) | 134.639 | 12.87 | 1,733 |
| Qualified XII (1.20) | 1,403.186 | 12.85 | 18,031 |
| Qualified XII (1.25) | 3,333.972 | 12.83 | 42,775 |
| Qualified XII (1.30) | 115.123 | 12.81 | 1,475 |
| Qualified XII (1.35) | 2.000 | 12.80 | 26 |
| Qualified XII (1.40) | 1,800.617 | 12.78 | 23,012 |
| Qualified XII (1.45) | 40.274 | 12.76 | 514 |
| Qualified XV | 721.772 | 12.93 | 9,333 |
| Qualified XVI | 4,279.886 | 12.75 | 54,569 |
| Qualified XXI | 656.301 | 12.99 | 8,525 |
| Qualified XXVI | 0.653 | 12.95 | 8 |
| Qualified LV | 598.670 | 13.21 | 7,908 |
| | 158,593.103 | | $ 2,004,290 |
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 37,526.050 | $ 10.80 | $ 405,281 |
| Qualified XXVIII | 36,553.388 | 10.80 | 394,777 |
| | 74,079.438 | | $ 800,058 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 702.036 | $ 11.46 | $ 8,045 |
| ING MAP PLUS NP13 | 9,015.275 | 10.84 | 97,726 |
| ING MAP PLUS NP14 | 2,300.105 | 10.83 | 24,910 |
| ING MAP PLUS NP23 | 1,369.426 | 10.75 | 14,721 |
| ING MAP PLUS NP28 | 9.035 | 10.71 | 97 |
| Qualified VI | 216,385.294 | 11.46 | 2,479,775 |
| Qualified XII (0.00) | 48.660 | 11.85 | 577 |
| Qualified XII (0.25) | 994.747 | 11.77 | 11,708 |
| Qualified XII (0.30) | 10.593 | 11.75 | 124 |
| Qualified XII (0.40) | 7,059.005 | 11.72 | 82,732 |
| Qualified XII (0.50) | 251.812 | 11.72 | 2,951 |
| Qualified XII (0.50) | 59,052.193 | 11.69 | 690,320 |
| Qualified XII (0.55) | 398.547 | 11.67 | 4,651 |
| Qualified XII (0.60) | 2,590.111 | 11.66 | 30,201 |
| Qualified XII (0.65) | 3,174.199 | 11.64 | 36,948 |
| Qualified XII (0.70) | 17,644.778 | 11.63 | 205,209 |
| Qualified XII (0.75) | 814.089 | 11.61 | 9,452 |
| Qualified XII (0.80) | 11,073.811 | 11.60 | 128,456 |
| Qualified XII (0.85) | 30,916.802 | 11.58 | 358,017 |
| Qualified XII (0.90) | 2,865.697 | 11.57 | 33,156 |
| Qualified XII (0.95) | 24,096.210 | 11.55 | 278,311 |
| Qualified XII (1.00) | 57,289.584 | 11.53 | 660,549 |
| Qualified XII (1.05) | 5,568.072 | 11.52 | 64,144 |
| Qualified XII (1.10) | 975.723 | 11.50 | 11,221 |
| Qualified XII (1.15) | 5,256.494 | 11.49 | 60,397 |
| Qualified XII (1.20) | 1,035.039 | 11.47 | 11,872 |
| Qualified XII (1.25) | 10,675.510 | 11.46 | 122,341 |
| Qualified XII (1.30) | 37.948 | 11.44 | 434 |
| Qualified XII (1.40) | 1,655.517 | 11.41 | 18,889 |
| Qualified XII (1.45) | 598.897 | 11.40 | 6,827 |
| Qualified XV | 1,763.571 | 11.55 | 20,369 |
| Qualified XVI | 6,749.622 | 11.38 | 76,811 |
| Qualified XXI | 3,053.741 | 11.60 | 35,423 |
| Qualified XXV | 823.835 | 11.61 | 9,565 |
| Qualified XXVI | 1,511.158 | 11.57 | 17,484 |
| Qualified LIII | 992.262 | 11.77 | 11,679 |
| Qualified LIV | 3,344.003 | 11.73 | 39,225 |
| Qualified LV | 4,771.566 | 11.79 | 56,257 |
| | 496,874.967 | | $ 5,721,574 |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 361,926.282 | $9.05 to $9.18 | $ 3,316,599 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,900.632 | 9.11 | 71,975 |
| ING MAP PLUS NP1 | 104,428.545 | 9.31 | 972,230 |
| ING MAP PLUS NP6 | 16,981.667 | 9.27 | 157,420 |
| ING MAP PLUS NP8 | 71,516.655 | 9.25 | 661,529 |
| ING MAP PLUS NP10 | 239.959 | 9.24 | 2,217 |
| ING MAP PLUS NP13 | 3,664.504 | 9.21 | 33,750 |
| ING MAP PLUS NP14 | 10,501.483 | 9.20 | 96,614 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP15 | 76.239 | $ 9.20 | $ 701 |
| ING MAP PLUS NP16 | 22.420 | 9.19 | 206 |
| ING MAP PLUS NP17 | 9,092.395 | 9.18 | 83,468 |
| ING MAP PLUS NP18 | 98.105 | 9.17 | 900 |
| ING MAP PLUS NP19 | 23,354.478 | 9.17 | 214,161 |
| ING MAP PLUS NP20 | 6,706.171 | 9.16 | 61,429 |
| ING MAP PLUS NP21 | 169.420 | 9.15 | 1,550 |
| ING MAP PLUS NP22 | 4,115.276 | 9.14 | 37,614 |
| ING MAP PLUS NP23 | 4,944.464 | 9.13 | 45,143 |
| ING MAP PLUS NP24 | 91.573 | 9.13 | 836 |
| ING MAP PLUS NP25 | 5,075.488 | 9.12 | 46,288 |
| ING MAP PLUS NP26 | 1,332.604 | 9.11 | 12,140 |
| ING MAP PLUS NP28 | 601.464 | 9.10 | 5,473 |
| ING MAP PLUS NP30 | 276.513 | 9.08 | 2,511 |
| ING MAP PLUS NP32 | 57.299 | 9.07 | 520 |
| Qualified VI | 4,247,991.990 | 9.11 | 38,699,207 |
| Qualified VIII | 8,042.148 | 9.11 | 73,264 |
| Qualified X (1.15) | 152,878.318 | 9.13 | 1,395,779 |
| Qualified X (1.25) | 386,351.615 | 9.11 | 3,519,663 |
| Qualified XII (0.20) | 521.966 | 9.28 | 4,844 |
| Qualified XII (0.25) | 6,663.467 | 9.27 | 61,770 |
| Qualified XII (0.30) | 308,523.005 | 9.26 | 2,856,923 |
| Qualified XII (0.35) | 11,223.298 | 9.25 | 103,816 |
| Qualified XII (0.40) | 68,138.787 | 9.24 | 629,602 |
| Qualified XII (0.50) | 1,744.221 | 9.23 | 16,099 |
| Qualified XII (0.50) | 751,731.232 | 9.23 | 6,938,479 |
| Qualified XII (0.55) | 207,429.217 | 9.22 | 1,912,497 |
| Qualified XII (0.60) | 75,659.793 | 9.21 | 696,827 |
| Qualified XII (0.65) | 176,115.843 | 9.21 | 1,622,027 |
| Qualified XII (0.70) | 301,112.654 | 9.20 | 2,770,236 |
| Qualified XII (0.75) | 70,919.609 | 9.19 | 651,751 |
| Qualified XII (0.80) | 1,247,251.345 | 9.18 | 11,449,767 |
| Qualified XII (0.85) | 452,256.980 | 9.17 | 4,147,197 |
| Qualified XII (0.90) | 77,332.281 | 9.17 | 709,137 |
| Qualified XII (0.95) | 729,986.264 | 9.16 | 6,686,674 |
| Qualified XII (1.00) | 3,096,949.997 | 9.15 | 28,337,092 |
| Qualified XII (1.05) | 163,904.593 | 9.14 | 1,498,088 |
| Qualified XII (1.10) | 86,931.617 | 9.14 | 794,555 |
| Qualified XII (1.15) | 239,700.041 | 9.13 | 2,188,461 |
| Qualified XII (1.20) | 14,760.391 | 9.12 | 134,615 |
| Qualified XII (1.25) | 134,203.232 | 9.11 | 1,222,591 |
| Qualified XII (1.30) | 6,554.524 | 9.11 | 59,712 |
| Qualified XII (1.35) | 939.368 | 9.10 | 8,548 |
| Qualified XII (1.40) | 16,017.452 | 9.09 | 145,599 |
| Qualified XII (1.45) | 4,319.191 | 9.08 | 39,218 |
| Qualified XII (1.50) | 1,224.212 | 9.07 | 11,104 |
| Qualified XV | 1,753.426 | 9.16 | 16,061 |
| Qualified XVI | 70,193.481 | 9.07 | 636,655 |
| Qualified XVII | 23,505.100 | 9.11 | 214,131 |
| Qualified XVIII | 24,921.123 | 9.15 | 228,028 |
| Qualified XXI | 60,116.094 | 9.18 | 551,866 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Equity Income Portfolio - Institutional Class (continued)** | | | |
| Qualified XXV | 45,534.700 | $ 9.19 | $ 418,464 |
| Qualified XXVI | 12,471.732 | 9.17 | 114,366 |
| Qualified XXVII | 2,942,653.107 | 9.15 | 26,925,276 |
| Qualified XXXII | 7,156.683 | 9.11 | 65,197 |
| Qualified LIII | 11,409.418 | 9.26 | 105,651 |
| Qualified LIV | 192,970.288 | 9.23 | 1,781,116 |
| Qualified LV | 23,152.120 | 9.28 | 214,852 |
| | 17,096,389.559 | | $ 156,482,079 |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 21,926.600 | $ 12.51 | $ 274,302 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 865.626 | 11.23 | 9,721 |
| ING MAP PLUS NP1 | 146,253.839 | 11.47 | 1,677,532 |
| ING MAP PLUS NP8 | 14,813.803 | 11.40 | 168,877 |
| ING MAP PLUS NP11 | 4,980.245 | 11.37 | 56,625 |
| ING MAP PLUS NP12 | 12,315.357 | 11.36 | 139,902 |
| ING MAP PLUS NP13 | 8,203.317 | 11.35 | 93,108 |
| ING MAP PLUS NP14 | 7,981.610 | 11.34 | 90,511 |
| ING MAP PLUS NP17 | 951.962 | 11.31 | 10,767 |
| ING MAP PLUS NP18 | 2,341.165 | 11.30 | 26,455 |
| ING MAP PLUS NP20 | 2,603.607 | 11.28 | 29,369 |
| ING MAP PLUS NP24 | 488.291 | 11.25 | 5,493 |
| ING MAP PLUS NP25 | 736.443 | 11.24 | 8,278 |
| ING MAP PLUS NP28 | 1,165.442 | 11.21 | 13,065 |
| Qualified VI | 304,477.084 | 11.23 | 3,419,278 |
| Qualified VIII | 439.302 | 11.23 | 4,933 |
| Qualified X (1.15) | 48,143.103 | 11.25 | 541,610 |
| Qualified X (1.25) | 63,762.866 | 11.23 | 716,057 |
| Qualified XII (0.00) | 62.413 | 11.47 | 716 |
| Qualified XII (0.05) | 147,496.244 | 11.47 | 1,691,782 |
| Qualified XII (0.20) | 2,963.577 | 11.43 | 33,874 |
| Qualified XII (0.25) | 16,135.166 | 11.42 | 184,264 |
| Qualified XII (0.30) | 1,540.431 | 11.41 | 17,576 |
| Qualified XII (0.40) | 4,201.800 | 11.39 | 47,859 |
| Qualified XII (0.50) | 98,451.050 | 11.37 | 1,119,388 |
| Qualified XII (0.55) | 4,884.209 | 11.36 | 55,485 |
| Qualified XII (0.60) | 2,499.878 | 11.35 | 28,374 |
| Qualified XII (0.65) | 122,854.764 | 11.34 | 1,393,173 |
| Qualified XII (0.70) | 39,397.640 | 11.33 | 446,375 |
| Qualified XII (0.75) | 5,966.009 | 11.32 | 67,535 |
| Qualified XII (0.80) | 42,367.024 | 11.31 | 479,171 |
| Qualified XII (0.85) | 38,091.584 | 11.31 | 430,816 |
| Qualified XII (0.90) | 4,466.362 | 11.30 | 50,470 |
| Qualified XII (0.95) | 69,515.398 | 11.29 | 784,829 |
| Qualified XII (1.00) | 102,303.700 | 11.28 | 1,153,986 |
| Qualified XII (1.05) | 18,320.336 | 11.27 | 206,470 |
| Qualified XII (1.10) | 4,510.144 | 11.26 | 50,784 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| **(continued)** | | | |
| Qualified XII (1.15) | 33,067.763 | $ 11.25 | $ 372,012 |
| Qualified XII (1.20) | 3,634.458 | 11.24 | 40,851 |
| Qualified XII (1.25) | 12,645.860 | 11.23 | 142,013 |
| Qualified XII (1.30) | 1,020.291 | 11.22 | 11,448 |
| Qualified XII (1.35) | 85.641 | 11.21 | 960 |
| Qualified XII (1.40) | 2,391.550 | 11.20 | 26,785 |
| Qualified XII (1.45) | 287.087 | 11.19 | 3,213 |
| Qualified XV | 404.215 | 11.29 | 4,564 |
| Qualified XVI | 10,326.119 | 11.18 | 115,446 |
| Qualified XVII | 2,203.729 | 11.23 | 24,748 |
| Qualified XVIII | 2,196.510 | 11.28 | 24,777 |
| Qualified XXI | 1,739.415 | 11.31 | 19,673 |
| Qualified XXV | 1,182.988 | 11.32 | 13,391 |
| Qualified XXVI | 3,527.835 | 11.30 | 39,865 |
| Qualified XXXII | 953.522 | 11.23 | 10,708 |
| Qualified LIII | 734.874 | 11.41 | 8,385 |
| Qualified LIV | 7,920.102 | 11.37 | 90,052 |
| Qualified LV | 991.700 | 11.43 | 11,335 |
| | 1,453,791.050 | | $ 16,489,036 |
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP25 | 208.089 | $ 11.20 | $ 2,331 |
| Qualified XII (1.00) | 9,657.210 | 11.24 | 108,547 |
| | 9,865.299 | | $ 110,878 |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 111,810.807 | $ 11.12 | $ 1,243,336 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,164.297 | 11.07 | 23,959 |
| ING MAP PLUS NP1 | 10,856.450 | 11.30 | 122,678 |
| ING MAP PLUS NP9 | 7,216.959 | 11.22 | 80,974 |
| ING MAP PLUS NP11 | 16,070.604 | 11.20 | 179,991 |
| ING MAP PLUS NP12 | 8,045.097 | 11.19 | 90,025 |
| ING MAP PLUS NP13 | 8,193.928 | 11.19 | 91,690 |
| ING MAP PLUS NP14 | 16,479.871 | 11.18 | 184,245 |
| ING MAP PLUS NP16 | 21,763.954 | 11.16 | 242,886 |
| ING MAP PLUS NP17 | 3,925.649 | 11.15 | 43,771 |
| ING MAP PLUS NP18 | 423.134 | 11.14 | 4,714 |
| ING MAP PLUS NP20 | 3,227.047 | 11.12 | 35,885 |
| ING MAP PLUS NP21 | 400.219 | 11.11 | 4,446 |
| ING MAP PLUS NP22 | 258.970 | 11.10 | 2,875 |
| ING MAP PLUS NP23 | 354.399 | 11.09 | 3,930 |
| ING MAP PLUS NP25 | 426.067 | 11.07 | 4,717 |
| ING MAP PLUS NP26 | 487.568 | 11.06 | 5,393 |
| ING MAP PLUS NP28 | 1,299.381 | 11.05 | 14,358 |
| ING MAP PLUS NP29 | 173.864 | 11.04 | 1,919 |
| ING MAP PLUS NP30 | 1,429.761 | 11.03 | 15,770 |
| Qualified V | 300.471 | 11.04 | 3,317 |
| Qualified VI | 2,070,299.438 | 11.07 | 22,918,215 |
| Qualified VIII | 1,520.591 | 11.06 | 16,818 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class (continued)** | | | |
| Qualified X (1.15) | 64,313.121 | 11.08 | 712,589 |
| Qualified X (1.25) | 190,454.005 | 11.07 | 2,108,326 |
| Qualified XII (0.00) | 113.198 | 11.30 | 1,279 |
| Qualified XII (0.05) | 27,101.873 | 11.30 | 306,251 |
| Qualified XII (0.20) | 254.279 | 11.26 | 2,863 |
| Qualified XII (0.25) | 21,495.671 | 11.25 | 241,826 |
| Qualified XII (0.30) | 55,072.595 | 11.24 | 619,016 |
| Qualified XII (0.40) | 20,337.949 | 11.22 | 228,192 |
| Qualified XII (0.50) | 4,080.956 | 11.21 | 45,748 |
| Qualified XII (0.50) | 939,901.444 | 11.21 | 10,536,295 |
| Qualified XII (0.55) | 81,018.285 | 11.20 | 907,405 |
| Qualified XII (0.60) | 76,916.417 | 11.19 | 860,695 |
| Qualified XII (0.65) | 309,078.779 | 11.18 | 3,455,501 |
| Qualified XII (0.70) | 80,830.506 | 11.17 | 902,877 |
| Qualified XII (0.75) | 60,557.166 | 11.16 | 675,818 |
| Qualified XII (0.80) | 897,440.072 | 11.15 | 10,006,457 |
| Qualified XII (0.85) | 246,931.459 | 11.14 | 2,750,816 |
| Qualified XII (0.90) | 29,503.052 | 11.13 | 328,369 |
| Qualified XII (0.95) | 300,906.051 | 11.12 | 3,346,075 |
| Qualified XII (1.00) | 1,488,087.109 | 11.11 | 16,532,648 |
| Qualified XII (1.05) | 45,674.432 | 11.10 | 506,986 |
| Qualified XII (1.10) | 48,003.549 | 11.09 | 532,359 |
| Qualified XII (1.15) | 55,386.838 | 11.08 | 613,686 |
| Qualified XII (1.20) | 17,868.282 | 11.08 | 197,981 |
| Qualified XII (1.25) | 83,621.796 | 11.07 | 925,693 |
| Qualified XII (1.30) | 16,676.949 | 11.06 | 184,447 |
| Qualified XII (1.35) | 1,767.357 | 11.05 | 19,529 |
| Qualified XII (1.40) | 14,109.509 | 11.04 | 155,769 |
| Qualified XII (1.45) | 4,216.831 | 11.03 | 46,512 |
| Qualified XV | 6,345.909 | 11.12 | 70,567 |
| Qualified XVI | 64,006.605 | 11.02 | 705,353 |
| Qualified XVII | 3,773.565 | 11.07 | 41,773 |
| Qualified XVIII | 4,473.136 | 11.11 | 49,697 |
| Qualified XXI | 29,967.932 | 11.15 | 334,142 |
| Qualified XXV | 22,770.481 | 11.16 | 254,119 |
| Qualified XXVI | 39,324.887 | 11.13 | 437,686 |
| Qualified XXVII | 1,021,941.775 | 11.03 | 11,272,018 |
| Qualified XXXII | 1,761.434 | 11.07 | 19,499 |
| Qualified LIII | 8,915.123 | 11.24 | 100,206 |
| Qualified LIV | 38,853.767 | 11.21 | 435,551 |
| Qualified LV | 16,175.225 | 11.27 | 182,295 |
| | 8,727,157.895 | | $  96,990,826 |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 364.197 | $  11.20 | $  4,079 |
| ING MAP PLUS NP15 | 113.668 | 11.12 | 1,264 |
| ING MAP PLUS NP17 | 665.279 | 11.10 | 7,385 |
| ING MAP PLUS NP25 | 301.160 | 11.03 | 3,322 |
| ING MAP PLUS NP26 | 1.767 | 11.02 | 19 |
| | 1,446.071 | | $  16,069 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,432.471 | $ 13.66 | $ 19,568 |
| Qualified XII (0.05) | 187,352.643 | 14.03 | 2,628,558 |
| Qualified XII (0.25) | 58,801.688 | 13.93 | 819,108 |
| Qualified XII (0.40) | 107.663 | 13.85 | 1,491 |
| Qualified XII (0.75) | 1,266.384 | 13.68 | 17,324 |
| Qualified XII (0.80) | 7,319.078 | 13.65 | 99,905 |
| Qualified XII (1.00) | 161.170 | 13.55 | 2,184 |
| | 256,441.097 | | $ 3,588,138 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 74,238.454 | $ 12.76 | $ 947,283 |
| ING MAP PLUS NP1 | 108,710.121 | 13.16 | 1,430,625 |
| ING MAP PLUS NP8 | 21,965.645 | 13.04 | 286,432 |
| ING MAP PLUS NP9 | 3,013.609 | 13.02 | 39,237 |
| ING MAP PLUS NP10 | 68.833 | 13.00 | 895 |
| ING MAP PLUS NP11 | 20,045.655 | 12.99 | 260,393 |
| ING MAP PLUS NP13 | 7,633.910 | 12.95 | 98,859 |
| ING MAP PLUS NP14 | 7,244.873 | 12.93 | 93,676 |
| ING MAP PLUS NP15 | 7,409.520 | 12.92 | 95,731 |
| ING MAP PLUS NP16 | 2,285.974 | 12.90 | 29,489 |
| ING MAP PLUS NP17 | 45,719.985 | 12.88 | 588,873 |
| ING MAP PLUS NP18 | 1,841.772 | 12.86 | 23,685 |
| ING MAP PLUS NP19 | 36,033.372 | 12.85 | 463,029 |
| ING MAP PLUS NP22 | 1,803.498 | 12.80 | 23,085 |
| ING MAP PLUS NP23 | 208.791 | 12.78 | 2,668 |
| ING MAP PLUS NP24 | 16,832.619 | 12.76 | 214,784 |
| ING MAP PLUS NP25 | 4,871.684 | 12.74 | 62,065 |
| ING MAP PLUS NP26 | 4,201.346 | 12.73 | 53,483 |
| ING MAP PLUS NP28 | 531.833 | 12.69 | 6,749 |
| ING MAP PLUS NP29 | 46.277 | 12.68 | 587 |
| ING MAP PLUS NP30 | 1,636.314 | 12.66 | 20,716 |
| Qualified V | 1,156.396 | 12.71 | 14,698 |
| Qualified VI | 4,518,240.788 | 12.76 | 57,652,752 |
| Qualified VIII | 3,557.437 | 12.76 | 45,393 |
| Qualified XII (0.00) | 2,555.998 | 13.20 | 33,739 |
| Qualified XII (0.25) | 7,421.487 | 13.11 | 97,296 |
| Qualified XII (0.30) | 62,812.228 | 13.09 | 822,212 |
| Qualified XII (0.35) | 4,219.355 | 13.07 | 55,147 |
| Qualified XII (0.40) | 37,436.736 | 13.05 | 488,549 |
| Qualified XII (0.50) | 1,934,743.588 | 13.02 | 25,190,362 |
| Qualified XII (0.55) | 19,136.448 | 13.00 | 248,774 |
| Qualified XII (0.60) | 66,985.847 | 12.98 | 869,476 |
| Qualified XII (0.65) | 17,163.485 | 12.97 | 222,610 |
| Qualified XII (0.70) | 62,240.096 | 12.95 | 806,009 |
| Qualified XII (0.75) | 30,673.645 | 12.93 | 396,610 |
| Qualified XII (0.80) | 438,484.018 | 12.92 | 5,665,214 |
| Qualified XII (0.85) | 309,824.134 | 12.90 | 3,996,731 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | |
| Qualified XII (0.90) | 64,221.845 | 12.88 | 827,177 |
| Qualified XII (0.95) | 406,759.810 | 12.86 | 5,230,931 |
| Qualified XII (1.00) | 3,707,037.101 | 12.85 | 47,635,427 |
| Qualified XII (1.05) | 246,957.305 | 12.83 | 3,168,462 |
| Qualified XII (1.10) | 47,948.748 | 12.81 | 614,223 |
| Qualified XII (1.15) | 103,973.903 | 12.79 | 1,329,826 |
| Qualified XII (1.20) | 7,784.597 | 12.78 | 99,487 |
| Qualified XII (1.25) | 288,645.547 | 12.76 | 3,683,117 |
| Qualified XII (1.30) | 7,333.116 | 12.74 | 93,424 |
| Qualified XII (1.35) | 3,616.785 | 12.73 | 46,042 |
| Qualified XII (1.40) | 11,403.721 | 12.71 | 144,941 |
| Qualified XII (1.45) | 514.444 | 12.69 | 6,528 |
| Qualified XII (1.50) | 740.998 | 12.68 | 9,396 |
| Qualified XV | 6,014.876 | 12.86 | 77,351 |
| Qualified XVI | 80,976.228 | 12.68 | 1,026,779 |
| Qualified XVII | 5,073.453 | 12.76 | 64,737 |
| Qualified XXI | 27,063.093 | 12.92 | 349,655 |
| Qualified XXV | 79,693.705 | 12.93 | 1,030,440 |
| Qualified XXVI | 28,261.734 | 12.88 | 364,011 |
| Qualified LIII | 12,552.545 | 13.11 | 164,564 |
| Qualified LIV | 107,270.155 | 13.07 | 1,402,021 |
| Qualified LV | 20,795.710 | 13.14 | 273,256 |
| | 13,147,635.190 | | $ 168,989,711 |
| | | | |
| **ING T. Rowe Price Equity Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 93,006.741 | $ 12.38 | $ 1,151,423 |
| | 93,006.741 | | $ 1,151,423 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,825.607 | $ 14.10 | $ 96,241 |
| ING MAP PLUS NP6 | 30,255.382 | 14.20 | 429,626 |
| ING MAP PLUS NP9 | 17,634.681 | 14.11 | 248,825 |
| ING MAP PLUS NP10 | 3,404.414 | 14.09 | 47,968 |
| ING MAP PLUS NP11 | 3,983.961 | 14.06 | 56,014 |
| ING MAP PLUS NP13 | 4,489.138 | 14.00 | 62,848 |
| ING MAP PLUS NP14 | 14,373.950 | 13.98 | 200,948 |
| ING MAP PLUS NP17 | 3,410.819 | 13.90 | 47,410 |
| ING MAP PLUS NP18 | 370.116 | 13.87 | 5,134 |
| ING MAP PLUS NP19 | 31,713.395 | 13.84 | 438,913 |
| ING MAP PLUS NP20 | 1,984.863 | 13.81 | 27,411 |
| ING MAP PLUS NP21 | 1,208.321 | 13.79 | 16,663 |
| ING MAP PLUS NP22 | 1,315.054 | 13.76 | 18,095 |
| ING MAP PLUS NP24 | 1,382.102 | 13.71 | 18,949 |
| ING MAP PLUS NP26 | 192.453 | 13.65 | 2,627 |
| ING MAP PLUS NP28 | 18,935.096 | 13.60 | 257,517 |
| ING MAP PLUS NP29 | 51.291 | 13.57 | 696 |
| ING MAP PLUS NP30 | 2,710.149 | 13.55 | 36,723 |
| ING MAP PLUS NP32 | 90.081 | 13.49 | 1,215 |
| Qualified V | 270.582 | 16.84 | 4,557 |
| Qualified VI | 914,725.591 | 18.05 | 16,510,797 |
| Qualified X (1.15) | 21,011.750 | 13.98 | 293,744 |
| Qualified X (1.25) | 67,678.455 | 13.93 | 942,761 |
| Qualified XII (0.00) | 165.044 | 19.12 | 3,156 |
| Qualified XII (0.05) | 88,041.615 | 19.00 | 1,672,791 |
| Qualified XII (0.25) | 46,885.884 | 18.91 | 886,612 |
| Qualified XII (0.30) | 13,792.941 | 18.87 | 260,273 |
| Qualified XII (0.40) | 5,556.499 | 18.78 | 104,351 |
| Qualified XII (0.50) | 150,263.162 | 18.68 | 2,806,916 |
| Qualified XII (0.55) | 12,959.807 | 18.66 | 241,830 |
| Qualified XII (0.60) | 13,476.472 | 18.61 | 250,797 |
| Qualified XII (0.65) | 14,501.713 | 18.57 | 269,297 |
| Qualified XII (0.70) | 43,509.266 | 18.53 | 806,227 |
| Qualified XII (0.75) | 9,372.601 | 18.49 | 173,299 |
| Qualified XII (0.80) | 56,563.679 | 18.42 | 1,041,903 |
| Qualified XII (0.85) | 56,015.494 | 18.35 | 1,027,884 |
| Qualified XII (0.90) | 15,622.759 | 18.33 | 286,365 |
| Qualified XII (0.95) | 3,423,228.990 | 18.27 | 62,542,394 |
| Qualified XII (1.00) | 299,384.994 | 18.23 | 5,457,788 |
| Qualified XII (1.05) | 15,002.037 | 18.19 | 272,887 |
| Qualified XII (1.10) | 34,316.544 | 18.15 | 622,845 |
| Qualified XII (1.15) | 37,593.934 | 18.11 | 680,826 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.20) | 14,079.789 | $ 18.07 | $ 254,422 |
| Qualified XII (1.25) | 49,380.145 | 18.02 | 889,830 |
| Qualified XII (1.30) | 204.660 | 17.98 | 3,680 |
| Qualified XII (1.35) | 489.588 | 17.94 | 8,783 |
| Qualified XII (1.40) | 5,547.025 | 17.90 | 99,292 |
| Qualified XII (1.45) | 80.480 | 17.86 | 1,437 |
| Qualified XII (1.50) | 378.196 | 17.82 | 6,739 |
| Qualified XV | 7,532.654 | 17.21 | 129,637 |
| Qualified XVI | 15,775.299 | 17.84 | 281,431 |
| Qualified XVII | 1,072.212 | 16.97 | 18,195 |
| Qualified XVIII | 3,234.039 | 14.05 | 45,438 |
| Qualified XXI | 21,525.219 | 17.33 | 373,032 |
| Qualified XXV | 1,244.570 | 17.37 | 21,618 |
| Qualified XXVI | 4,651.448 | 17.25 | 80,237 |
| Qualified XXXII | 2,912.189 | 13.93 | 40,567 |
| Qualified LIII | 3,174.984 | 13.06 | 41,465 |
| Qualified LIV | 10,952.586 | 13.02 | 142,603 |
| Qualified LV | 6,983.378 | 13.09 | 91,412 |
| | 5,633,489.147 | | $ 101,703,941 |
| **ING Templeton Global Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 1,301.655 | $ 16.94 | $ 22,050 |
| ING MAP PLUS NP14 | 1,161.060 | 16.87 | 19,587 |
| ING MAP PLUS NP16 | 23,406.187 | 16.85 | 394,394 |
| ING MAP PLUS NP17 | 4,871.377 | 16.83 | 81,985 |
| ING MAP PLUS NP18 | 40.671 | 16.82 | 684 |
| ING MAP PLUS NP19 | 1,483.388 | 16.80 | 24,921 |
| ING MAP PLUS NP20 | 27,159.395 | 16.79 | 456,006 |
| ING MAP PLUS NP21 | 2,458.823 | 16.77 | 41,234 |
| ING MAP PLUS NP22 | 2,106.524 | 16.76 | 35,305 |
| ING MAP PLUS NP23 | 2,242.763 | 16.75 | 37,566 |
| ING MAP PLUS NP25 | 1,403.965 | 16.72 | 23,474 |
| ING MAP PLUS NP26 | 1,780.593 | 16.70 | 29,736 |
| ING MAP PLUS NP28 | 12.583 | 16.68 | 210 |
| ING MAP PLUS NP30 | 28.572 | 16.65 | 476 |
| ING MAP PLUS NP32 | 127.576 | 16.62 | 2,120 |
| Qualified XII (1.00) | 994.460 | 16.78 | 16,687 |
| | 70,579.592 | | $ 1,186,435 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP23 | 87.150 | $ 11.21 | $ 977 |
| ING MAP PLUS NP26 | 3.887 | 11.18 | 43 |
| Qualified VI | 124,064.763 | 11.18 | 1,387,044 |
| Qualified VIII | 1,072.750 | 11.18 | 11,993 |
| Qualified XII (0.40) | 403.928 | 11.34 | 4,581 |
| Qualified XII (0.50) | 2,210.643 | 11.33 | 25,047 |
| Qualified XII (0.55) | 191.042 | 11.32 | 2,163 |
| Qualified XII (0.60) | 228.306 | 11.31 | 2,582 |
| Qualified XII (0.65) | 1,937.526 | 11.30 | 21,894 |
| Qualified XII (0.70) | 1,556.397 | 11.29 | 17,572 |
| Qualified XII (0.75) | 2,428.015 | 11.28 | 27,388 |
| Qualified XII (0.80) | 2,870.163 | 11.27 | 32,347 |
| Qualified XII (0.85) | 26,158.106 | 11.26 | 294,540 |
| Qualified XII (0.90) | 491.376 | 11.25 | 5,528 |
| Qualified XII (0.95) | 29,563.754 | 11.24 | 332,297 |
| Qualified XII (1.00) | 33,965.505 | 11.23 | 381,433 |
| Qualified XII (1.05) | 1,253.892 | 11.22 | 14,069 |
| Qualified XII (1.10) | 2,432.109 | 11.21 | 27,264 |
| Qualified XII (1.15) | 1,389.086 | 11.20 | 15,558 |
| Qualified XII (1.20) | 19.223 | 11.19 | 215 |
| Qualified XII (1.25) | 6,748.743 | 11.18 | 75,451 |
| Qualified XII (1.30) | 400.359 | 11.17 | 4,472 |
| Qualified XII (1.40) | 1,050.008 | 11.16 | 11,718 |
| Qualified XV | 13.423 | 11.24 | 151 |
| Qualified XVI | 1,258.108 | 11.14 | 14,015 |
| Qualified XVII | 1,343.672 | 11.18 | 15,022 |
| Qualified XXI | 2,539.654 | 11.27 | 28,622 |
| Qualified XXV | 4,197.775 | 11.28 | 47,351 |
| Qualified XXVI | 552.988 | 11.25 | 6,221 |
| Qualified LIII | 66.673 | 11.36 | 757 |
| Qualified LIV | 1,845.141 | 11.33 | 20,905 |
| Qualified LV | 304.910 | 11.39 | 3,473 |
| | 252,649.075 | | $ 2,832,693 |
| **ING Van Kampen Capital Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 1.961 | $ 13.76 | $ 27 |
| Qualified XII (0.50) | 6,344.146 | 13.67 | 86,724 |
| | 6,346.107 | | $ 86,751 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,572.706 | $ 12.82 | $ 20,162 |
| Qualified VI | 466,277.693 | 12.82 | 5,977,680 |
| Qualified XII (0.00) | 152.517 | 13.25 | 2,021 |
| Qualified XII (0.25) | 199.291 | 13.16 | 2,623 |
| Qualified XII (0.40) | 2,052.818 | 13.11 | 26,912 |
| Qualified XII (0.50) | 207.756 | 13.10 | 2,722 |
| Qualified XII (0.50) | 293,846.758 | 13.08 | 3,843,516 |
| Qualified XII (0.55) | 1,403.730 | 13.06 | 18,333 |
| Qualified XII (0.60) | 14,557.929 | 13.04 | 189,835 |
| Qualified XII (0.65) | 16,796.985 | 13.02 | 218,697 |
| Qualified XII (0.70) | 24,645.988 | 13.01 | 320,644 |
| Qualified XII (0.75) | 1,531.159 | 12.99 | 19,890 |
| Qualified XII (0.80) | 20,338.012 | 12.97 | 263,784 |
| Qualified XII (0.85) | 28,158.544 | 12.95 | 364,653 |
| Qualified XII (0.90) | 4,845.498 | 12.94 | 62,701 |
| Qualified XII (0.95) | 54,251.843 | 12.92 | 700,934 |
| Qualified XII (1.00) | 302,905.367 | 12.90 | 3,907,479 |
| Qualified XII (1.05) | 5,724.731 | 12.88 | 73,735 |
| Qualified XII (1.10) | 3,807.952 | 12.87 | 49,008 |
| Qualified XII (1.15) | 16,289.566 | 12.85 | 209,321 |
| Qualified XII (1.20) | 1,550.261 | 12.83 | 19,890 |
| Qualified XII (1.25) | 20,052.080 | 12.82 | 257,068 |
| Qualified XII (1.30) | 412.710 | 12.80 | 5,283 |
| Qualified XII (1.35) | 156.851 | 12.78 | 2,005 |
| Qualified XII (1.40) | 1,871.565 | 12.76 | 23,881 |
| Qualified XV | 1,362.486 | 12.92 | 17,603 |
| Qualified XVI | 17,066.273 | 12.73 | 217,254 |
| Qualified XVII | 2,772.169 | 12.82 | 35,539 |
| Qualified XXI | 6,303.454 | 12.97 | 81,756 |
| Qualified XXV | 7,133.988 | 12.99 | 92,671 |
| Qualified XXVI | 154.833 | 12.94 | 2,004 |
| Qualified LIII | 846.261 | 13.16 | 11,137 |
| Qualified LIV | 15,927.676 | 13.12 | 208,971 |
| Qualified LV | 2,894.702 | 13.19 | 38,181 |
| | 1,338,072.152 | | $ 17,287,893 |
| **ING Van Kampen Real Estate Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 93,506.993 | $9.91 to $10.08 | $ 942,140 |
| | 93,506.993 | | $ 942,140 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,190.495 | $ 9.99 | $ 41,863 |
| ING MAP PLUS NP1 | 63,687.007 | 10.20 | 649,607 |
| ING MAP PLUS NP8 | 8,973.600 | 10.14 | 90,992 |
| ING MAP PLUS NP9 | 266.199 | 10.13 | 2,697 |
| ING MAP PLUS NP11 | 2,249.797 | 10.12 | 22,768 |
| ING MAP PLUS NP13 | 4,073.106 | 10.10 | 41,138 |
| ING MAP PLUS NP14 | 17,690.160 | 10.09 | 178,494 |
| ING MAP PLUS NP16 | 7.092 | 10.07 | 71 |
| ING MAP PLUS NP17 | 3,183.277 | 10.07 | 32,056 |
| ING MAP PLUS NP18 | 2,324.909 | 10.06 | 23,389 |
| ING MAP PLUS NP20 | 2,625.571 | 10.04 | 26,361 |
| ING MAP PLUS NP21 | 262.481 | 10.03 | 2,633 |
| ING MAP PLUS NP22 | 8,181.664 | 10.02 | 81,980 |
| ING MAP PLUS NP24 | 1,504.002 | 10.01 | 15,055 |
| ING MAP PLUS NP26 | 145.119 | 9.99 | 1,450 |
| ING MAP PLUS NP28 | 62.061 | 9.97 | 619 |
| Qualified V | 50.167 | 9.96 | 500 |
| Qualified VI | 533,726.691 | 9.99 | 5,331,930 |
| Qualified XII (0.00) | 8.433 | 10.20 | 86 |
| Qualified XII (0.25) | 297.420 | 10.16 | 3,022 |
| Qualified XII (0.40) | 3,913.488 | 10.13 | 39,644 |
| Qualified XII (0.50) | 1,400.382 | 10.12 | 14,172 |
| Qualified XII (0.50) | 653,933.019 | 10.12 | 6,617,802 |
| Qualified XII (0.55) | 5,402.148 | 10.11 | 54,616 |
| Qualified XII (0.60) | 1,366.027 | 10.10 | 13,797 |
| Qualified XII (0.65) | 9,710.936 | 10.09 | 97,983 |
| Qualified XII (0.70) | 17,287.056 | 10.08 | 174,254 |
| Qualified XII (0.75) | 12,392.443 | 10.07 | 124,792 |
| Qualified XII (0.80) | 57,052.297 | 10.07 | 574,517 |
| Qualified XII (0.85) | 59,647.209 | 10.06 | 600,051 |
| Qualified XII (0.90) | 7,157.201 | 10.05 | 71,930 |
| Qualified XII (0.95) | 85,158.759 | 10.04 | 854,994 |
| Qualified XII (1.00) | 377,822.220 | 10.03 | 3,789,557 |
| Qualified XII (1.05) | 14,211.115 | 10.02 | 142,395 |
| Qualified XII (1.10) | 10,628.032 | 10.02 | 106,493 |
| Qualified XII (1.15) | 22,024.652 | 10.01 | 220,467 |
| Qualified XII (1.20) | 729.759 | 10.00 | 7,298 |
| Qualified XII (1.25) | 26,249.407 | 9.99 | 262,232 |
| Qualified XII (1.30) | 2,871.790 | 9.98 | 28,660 |
| Qualified XII (1.40) | 2,215.633 | 9.97 | 22,090 |
| Qualified XII (1.45) | 13.154 | 9.96 | 131 |
| Qualified XII (1.50) | 41.662 | 9.95 | 415 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Real Estate Portfolio - Service Class (continued)** | | | |
| Qualified XV | 4,572.545 | 10.04 | 45,908 |
| Qualified XVI | 7,615.892 | 9.95 | 75,778 |
| Qualified XVII | 2,030.182 | 9.99 | 20,282 |
| Qualified XXI | 3,511.022 | 10.07 | 35,356 |
| Qualified XXV | 14,506.603 | 10.07 | 146,081 |
| Qualified XXVI | 2,317.313 | 10.05 | 23,289 |
| Qualified LIII | 2,109.697 | 10.15 | 21,413 |
| Qualified LIV | 3,163.694 | 10.12 | 32,017 |
| Qualified LV | 7,187.321 | 10.17 | 73,095 |
| | 2,071,751.909 | | $ 20,838,220 |
| | | | |
| **ING VP Index Plus International Equity Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 155,932.869 | $9.41 to $9.42 | $ 1,468,712 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 427.438 | 10.81 | 4,621 |
| Qualified VI | 573,602.457 | 10.81 | 6,200,643 |
| Qualified VIII | 16.528 | 10.81 | 179 |
| Qualified X (1.15) | 24,281.583 | 9.55 | 231,889 |
| Qualified X (1.25) | 109,701.364 | 10.81 | 1,185,872 |
| Qualified XII (0.00) | 34.177 | 10.86 | 371 |
| Qualified XII (0.05) | 20,283.994 | 10.86 | 220,284 |
| Qualified XII (0.20) | 893.989 | 10.85 | 9,700 |
| Qualified XII (0.25) | 232.334 | 10.85 | 2,521 |
| Qualified XII (0.30) | 2,809.171 | 10.85 | 30,480 |
| Qualified XII (0.35) | 379.266 | 10.84 | 4,111 |
| Qualified XII (0.40) | 7,113.232 | 10.84 | 77,107 |
| Qualified XII (0.50) | 577.520 | 10.65 | 6,151 |
| Qualified XII (0.50) | 30,078.832 | 10.84 | 326,055 |
| Qualified XII (0.55) | 10,062.587 | 10.84 | 109,078 |
| Qualified XII (0.60) | 10,478.270 | 10.83 | 113,480 |
| Qualified XII (0.65) | 3,108.962 | 10.83 | 33,670 |
| Qualified XII (0.70) | 50,111.472 | 10.83 | 542,707 |
| Qualified XII (0.75) | 75,220.949 | 10.83 | 814,643 |
| Qualified XII (0.80) | 108,324.426 | 10.83 | 1,173,154 |
| Qualified XII (0.85) | 98,437.673 | 10.82 | 1,065,096 |
| Qualified XII (0.90) | 7,774.344 | 10.82 | 84,118 |
| Qualified XII (0.95) | 135,296.180 | 10.82 | 1,463,905 |
| Qualified XII (1.00) | 155,783.676 | 10.82 | 1,685,579 |
| Qualified XII (1.05) | 14,617.994 | 10.82 | 158,167 |
| Qualified XII (1.10) | 12,330.622 | 10.81 | 133,294 |
| Qualified XII (1.15) | 29,550.451 | 10.81 | 319,440 |
| Qualified XII (1.20) | 5,555.103 | 10.81 | 60,051 |
| Qualified XII (1.25) | 17,206.527 | 10.81 | 186,003 |
| Qualified XII (1.35) | 47.999 | 10.80 | 518 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus International Equity Portfolio -** | | | |
| **Institutional Class (continued)** | | | |
| Qualified XII (1.40) | 5,898.150 | $ 10.80 | $ 63,700 |
| Qualified XII (1.45) | 417.760 | 10.80 | 4,512 |
| Qualified XII (1.50) | 88.380 | 10.80 | 955 |
| Qualified XV | 5,725.054 | 10.82 | 61,945 |
| Qualified XVI | 12,915.177 | 10.80 | 139,484 |
| Qualified XVII | 2,715.751 | 10.81 | 29,357 |
| Qualified XVIII | 8,128.571 | 9.55 | 77,628 |
| Qualified XXI | 14,683.571 | 10.83 | 159,023 |
| Qualified XXV | 542.861 | 10.83 | 5,879 |
| Qualified XXVI | 259.696 | 10.82 | 2,810 |
| Qualified XXVII | 394,244.909 | 9.48 | 3,737,442 |
| Qualified XXXII | 3,707.123 | 9.55 | 35,403 |
| Qualified XXXVI | 4,063.041 | 10.84 | 44,043 |
| Qualified LIII | 12,036.202 | 10.84 | 130,472 |
| Qualified LIV | 6,619.390 | 10.83 | 71,688 |
| Qualified LV | 4,708.024 | 10.85 | 51,082 |
| Qualified LVI | 3,262.068 | 10.85 | 35,393 |
| | 2,140,287.717 | | $ 22,362,415 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus International Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP28 | 1,620.698 | $ 11.58 | $ 18,768 |
| Qualified VI | 256,095.527 | 11.60 | 2,970,708 |
| Qualified X (1.15) | 11,821.633 | 11.62 | 137,367 |
| Qualified X (1.25) | 34,384.878 | 11.60 | 398,865 |
| Qualified XII (0.25) | 730.025 | 11.80 | 8,614 |
| Qualified XII (0.40) | 1,834.812 | 11.77 | 21,596 |
| Qualified XII (0.50) | 1,221.555 | 11.75 | 14,353 |
| Qualified XII (0.50) | 4,081.602 | 11.75 | 47,959 |
| Qualified XII (0.55) | 850.144 | 11.74 | 9,981 |
| Qualified XII (0.60) | 603.400 | 11.73 | 7,078 |
| Qualified XII (0.65) | 5,031.810 | 11.72 | 58,973 |
| Qualified XII (0.70) | 695.496 | 11.71 | 8,144 |
| Qualified XII (0.75) | 4,571.215 | 11.70 | 53,483 |
| Qualified XII (0.80) | 12,334.007 | 11.69 | 144,185 |
| Qualified XII (0.85) | 24,297.164 | 11.68 | 283,791 |
| Qualified XII (0.90) | 1,602.214 | 11.67 | 18,698 |
| Qualified XII (0.95) | 45,402.457 | 11.66 | 529,393 |
| Qualified XII (1.00) | 110,878.876 | 11.65 | 1,291,739 |
| Qualified XII (1.05) | 4,595.011 | 11.64 | 53,486 |
| Qualified XII (1.10) | 7,518.729 | 11.63 | 87,443 |
| Qualified XII (1.15) | 13,846.849 | 11.62 | 160,900 |
| Qualified XII (1.20) | 744.203 | 11.61 | 8,640 |
| Qualified XII (1.25) | 3,272.778 | 11.60 | 37,964 |
| Qualified XII (1.30) | 805.719 | 11.59 | 9,338 |
| Qualified XII (1.35) | 743.793 | 11.59 | 8,621 |
| Qualified XII (1.40) | 2,599.004 | 11.58 | 30,096 |
| Qualified XVI | 7,844.193 | 11.56 | 90,679 |
| Qualified XVII | 939.911 | 11.60 | 10,903 |
| Qualified XVIII | 11,439.969 | 11.65 | 133,276 |
| Qualified XXI | 3,254.464 | 11.69 | 38,045 |
| Qualified XXV | 2,862.001 | 11.70 | 33,485 |
| Qualified XXVI | 1,014.417 | 11.67 | 11,838 |
| Qualified XXVII | 1.231 | 11.88 | 15 |
| Qualified XXXII | 528.223 | 11.60 | 6,127 |
| Qualified XXXV | 4,346.674 | 10.84 | 47,118 |
| Qualified LIII | 19,082.435 | 11.79 | 224,982 |
| Qualified LIV | 3,960.362 | 11.75 | 46,534 |
| Qualified LV | 4,443.181 | 11.81 | 52,474 |
| | 611,900.660 | | $ 7,115,659 |
| **ING Wells Fargo Disciplined Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 292.616 | $ 8.97 | $ 2,625 |
| | 292.616 | | $ 2,625 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Wells Fargo Disciplined Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 512.357 | $ 10.33 | $ 5,293 |
| ING MAP PLUS NP22 | 1,660.279 | 10.26 | 17,034 |
| Qualified VI | 19,449.180 | 10.22 | 198,771 |
| Qualified XII (0.00) | 3.736 | 10.44 | 39 |
| Qualified XII (0.40) | 66.566 | 10.37 | 690 |
| Qualified XII (0.50) | 42,284.951 | 10.35 | 437,649 |
| Qualified XII (0.55) | 566.816 | 10.34 | 5,861 |
| Qualified XII (0.60) | 136.465 | 10.34 | 1,411 |
| Qualified XII (0.65) | 692.104 | 10.33 | 7,149 |
| Qualified XII (0.70) | 200.365 | 10.32 | 2,068 |
| Qualified XII (0.75) | 6.117 | 10.31 | 63 |
| Qualified XII (0.80) | 10,063.652 | 10.30 | 103,656 |
| Qualified XII (0.85) | 6,218.307 | 10.29 | 63,986 |
| Qualified XII (0.90) | 127.980 | 10.28 | 1,316 |
| Qualified XII (0.95) | 2,961.011 | 10.27 | 30,410 |
| Qualified XII (1.00) | 20,730.345 | 10.27 | 212,901 |
| Qualified XII (1.15) | 512.115 | 10.24 | 5,244 |
| Qualified XII (1.20) | 693.799 | 10.23 | 7,098 |
| Qualified XII (1.25) | 966.388 | 10.22 | 9,876 |
| Qualified XII (1.30) | 4.600 | 10.21 | 47 |
| Qualified XII (1.40) | 3.843 | 10.20 | 39 |
| Qualified XVI | 24.491 | 10.18 | 249 |
| Qualified XXI | 7.949 | 10.30 | 82 |
| Qualified XXV | 145.507 | 10.31 | 1,500 |
| Qualified LIII | 990.118 | 10.39 | 10,287 |
| Qualified LIV | 14.116 | 10.35 | 146 |
| | 109,043.157 | | $ 1,122,865 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Wells Fargo Small Cap Disciplined Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP22 | 696.124 | $ 10.03 | $ 6,982 |
| Qualified VI | 17,324.201 | 10.00 | 173,242 |
| Qualified XII (0.40) | 216.278 | 10.14 | 2,193 |
| Qualified XII (0.50) | 1,306.274 | 10.12 | 13,219 |
| Qualified XII (0.50) | 19,419.942 | 10.12 | 196,530 |
| Qualified XII (0.55) | 250.868 | 10.12 | 2,539 |
| Qualified XII (0.65) | 29.520 | 10.10 | 298 |
| Qualified XII (0.70) | 32.507 | 10.09 | 328 |
| Qualified XII (0.80) | 1,967.914 | 10.07 | 19,817 |
| Qualified XII (0.85) | 29.864 | 10.06 | 300 |
| Qualified XII (0.90) | 66.192 | 10.06 | 666 |
| Qualified XII (0.95) | 2,090.234 | 10.05 | 21,007 |
| Qualified XII (1.00) | 9,731.960 | 10.04 | 97,709 |
| Qualified XII (1.10) | 271.976 | 10.02 | 2,725 |
| Qualified XII (1.15) | 2,002.539 | 10.01 | 20,045 |
| Qualified XII (1.20) | 56.268 | 10.01 | 563 |
| Qualified XII (1.25) | 909.988 | 10.00 | 9,100 |
| Qualified XII (1.40) | 271.073 | 9.97 | 2,703 |
| Qualified XII (1.45) | 4.161 | 9.96 | 41 |
| Qualified XVI | 176.661 | 9.95 | 1,758 |
| Qualified XXI | 33.556 | 10.07 | 338 |
| Qualified XXV | 127.045 | 10.08 | 1,281 |
| Qualified XXVII | 44,849.484 | 9.94 | 445,804 |
| Qualified LIII | 316.760 | 10.16 | 3,218 |
| | 102,181.389 | | $ 1,022,406 |
| **ING International Growth Opportunities Fund - Class Q** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP22 | 629.194 | $ 17.57 | $ 11,055 |
| ING MAP PLUS NP29 | 14.898 | 17.33 | 258 |
| | 644.092 | | $ 11,313 |
| **ING International SmallCap Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 43,192.909 | $ 20.42 | $ 881,999 |
| ING MAP PLUS NP8 | 10,909.403 | 20.14 | 219,715 |
| ING MAP PLUS NP11 | 5,378.642 | 20.03 | 107,734 |
| ING MAP PLUS NP13 | 4,237.106 | 19.95 | 84,530 |
| ING MAP PLUS NP14 | 1,691.256 | 19.91 | 33,673 |
| ING MAP PLUS NP16 | 10,932.830 | 19.83 | 216,798 |
| ING MAP PLUS NP17 | 1,152.868 | 19.79 | 22,815 |
| ING MAP PLUS NP18 | 1,315.776 | 19.75 | 25,987 |
| ING MAP PLUS NP20 | 26,915.563 | 19.68 | 529,698 |
| ING MAP PLUS NP24 | 14.001 | 19.52 | 273 |
| ING MAP PLUS NP26 | 2,749.460 | 19.45 | 53,477 |
| ING MAP PLUS NP28 | 479.520 | 19.37 | 9,288 |
| ING MAP PLUS NP30 | 1,279.097 | 19.30 | 24,687 |
| ING MAP PLUS NP36 | 540.959 | 19.07 | 10,316 |
| | 110,789.390 | | $ 2,220,990 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Large Company Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 7,315.770 | $ 11.76 | $ 86,033 |
| | 7,315.770 | | $ 86,033 |
| | | | |
| **ING American Century Large Company Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 15,819.475 | $ 13.15 | $ 208,026 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,256.299 | 12.74 | 28,745 |
| Qualified VI | 107,264.015 | 15.77 | 1,691,554 |
| Qualified X (1.15) | 17,235.206 | 12.64 | 217,853 |
| Qualified X (1.25) | 33,570.558 | 15.77 | 529,408 |
| Qualified XII (0.25) | 198.662 | 16.77 | 3,332 |
| Qualified XII (0.30) | 271.547 | 16.72 | 4,540 |
| Qualified XII (0.40) | 3,366.250 | 16.62 | 55,947 |
| Qualified XII (0.50) | 938.593 | 16.52 | 15,506 |
| Qualified XII (0.55) | 1,795.977 | 16.47 | 29,580 |
| Qualified XII (0.60) | 89.437 | 16.42 | 1,469 |
| Qualified XII (0.65) | 12,061.685 | 16.37 | 197,450 |
| Qualified XII (0.70) | 2,073.166 | 16.31 | 33,813 |
| Qualified XII (0.75) | 1,765.435 | 16.26 | 28,706 |
| Qualified XII (0.80) | 6,644.745 | 16.21 | 107,711 |
| Qualified XII (0.85) | 7,403.866 | 16.17 | 119,721 |
| Qualified XII (0.90) | 518.481 | 16.12 | 8,358 |
| Qualified XII (0.95) | 15,517.731 | 16.07 | 249,370 |
| Qualified XII (1.00) | 25,520.674 | 16.02 | 408,841 |
| Qualified XII (1.05) | 2,610.597 | 15.97 | 41,691 |
| Qualified XII (1.10) | 2,495.271 | 15.92 | 39,725 |
| Qualified XII (1.15) | 1,833.772 | 15.87 | 29,102 |
| Qualified XII (1.20) | 462.974 | 15.82 | 7,324 |
| Qualified XII (1.25) | 5,387.748 | 15.77 | 84,965 |
| Qualified XII (1.30) | 399.555 | 15.72 | 6,281 |
| Qualified XII (1.35) | 402.190 | 15.68 | 6,306 |
| Qualified XII (1.40) | 2,024.184 | 15.63 | 31,638 |
| Qualified XV | 1,268.992 | 16.07 | 20,393 |
| Qualified XVI | 3,371.457 | 15.53 | 52,359 |
| Qualified XVIII | 629.652 | 12.75 | 8,028 |
| Qualified XXI | 1,419.252 | 16.21 | 23,006 |
| Qualified XXV | 641.694 | 16.26 | 10,434 |
| Qualified XXVI | 2,065.284 | 16.12 | 33,292 |
| Qualified LIII | 2,019.576 | 12.36 | 24,962 |
| Qualified LIV | 1,551.511 | 12.32 | 19,115 |
| Qualified LV | 4,177.916 | 12.39 | 51,764 |
| | 287,073.427 | | $ 4,430,315 |
| | | | |
| **ING American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 3,296.285 | $ 11.33 | $ 37,347 |
| | 3,296.285 | | $ 37,347 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 24,139.137 | $ 14.63 | $ 353,156 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 524.338 | 13.71 | 7,189 |
| ING MAP PLUS NP10 | 4,395.558 | 14.00 | 61,538 |
| ING MAP PLUS NP13 | 2,141.029 | 13.92 | 29,803 |
| ING MAP PLUS NP15 | 5,157.585 | 13.86 | 71,484 |
| ING MAP PLUS NP18 | 1,362.711 | 13.78 | 18,778 |
| ING MAP PLUS NP22 | 295.234 | 13.67 | 4,036 |
| ING MAP PLUS NP26 | 715.797 | 13.57 | 9,713 |
| ING MAP PLUS NP28 | 7,399.229 | 13.51 | 99,964 |
| Qualified V | 399.633 | 14.95 | 5,975 |
| Qualified VI | 293,645.702 | 15.09 | 4,431,114 |
| Qualified X (1.15) | 18,244.673 | 15.18 | 276,954 |
| Qualified X (1.25) | 28,857.416 | 15.09 | 435,458 |
| Qualified XII (0.00) | 58.547 | 16.20 | 948 |
| Qualified XII (0.05) | 27,959.113 | 16.01 | 447,625 |
| Qualified XII (0.25) | 635.324 | 15.97 | 10,146 |
| Qualified XII (0.30) | 2,845.800 | 15.93 | 45,334 |
| Qualified XII (0.35) | 116.445 | 15.88 | 1,849 |
| Qualified XII (0.40) | 1,764.225 | 15.84 | 27,945 |
| Qualified XII (0.50) | 13,679.644 | 15.75 | 215,454 |
| Qualified XII (0.50) | 1,293.986 | 15.95 | 20,639 |
| Qualified XII (0.55) | 2,420.609 | 15.70 | 38,004 |
| Qualified XII (0.60) | 25,282.950 | 15.66 | 395,931 |
| Qualified XII (0.65) | 9,115.511 | 15.61 | 142,293 |
| Qualified XII (0.70) | 18,906.811 | 15.57 | 294,379 |
| Qualified XII (0.75) | 3,326.064 | 15.53 | 51,654 |
| Qualified XII (0.80) | 11,543.311 | 15.48 | 178,690 |
| Qualified XII (0.85) | 23,206.390 | 15.44 | 358,307 |
| Qualified XII (0.90) | 1,030.644 | 15.39 | 15,862 |
| Qualified XII (0.95) | 1,075,557.639 | 15.35 | 16,509,810 |
| Qualified XII (1.00) | 186,273.359 | 15.31 | 2,851,845 |
| Qualified XII (1.05) | 5,293.218 | 15.26 | 80,775 |
| Qualified XII (1.10) | 6,330.760 | 15.22 | 96,354 |
| Qualified XII (1.15) | 5,203.060 | 15.18 | 78,982 |
| Qualified XII (1.20) | 3,625.485 | 15.13 | 54,854 |
| Qualified XII (1.25) | 15,179.973 | 15.09 | 229,066 |
| Qualified XII (1.30) | 218.864 | 15.05 | 3,294 |
| Qualified XII (1.35) | 194.913 | 15.00 | 2,924 |
| Qualified XII (1.40) | 1,557.898 | 14.96 | 23,306 |
| Qualified XII (1.45) | 41.511 | 14.92 | 619 |
| Qualified XV | 913.952 | 15.35 | 14,029 |
| Qualified XVI | 11,461.978 | 14.88 | 170,554 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Qualified XVII | 5,096.922 | $ 15.09 | $ 76,913 |
| Qualified XVIII | 3,821.054 | 15.31 | 58,500 |
| Qualified XXI | 5,924.793 | 15.48 | 91,716 |
| Qualified XXV | 985.590 | 15.53 | 15,306 |
| Qualified XXVI | 1,094.467 | 15.39 | 16,844 |
| Qualified XXXII | 583.532 | 14.31 | 8,350 |
| Qualified LIII | 7,053.509 | 12.64 | 89,156 |
| Qualified LIV | 3,346.599 | 12.60 | 42,167 |
| Qualified LV | 5,457.375 | 12.67 | 69,145 |
| | 1,875,679.867 | | $ 28,634,731 |
| | | | |
| **ING Baron Asset Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 4,358.766 | $ 11.04 | $ 48,121 |
| ING MAP PLUS NP8 | 29,303.393 | 11.02 | 322,923 |
| ING MAP PLUS NP9 | 6,489.617 | 11.01 | 71,451 |
| ING MAP PLUS NP10 | 3,288.078 | 11.00 | 36,169 |
| ING MAP PLUS NP11 | 3,296.051 | 10.99 | 36,224 |
| ING MAP PLUS NP13 | 12,980.948 | 10.97 | 142,401 |
| ING MAP PLUS NP14 | 19,826.349 | 10.96 | 217,297 |
| ING MAP PLUS NP15 | 7,998.335 | 10.95 | 87,582 |
| ING MAP PLUS NP16 | 2,583.662 | 10.94 | 28,265 |
| ING MAP PLUS NP17 | 22,727.463 | 10.93 | 248,411 |
| ING MAP PLUS NP18 | 4,082.350 | 10.92 | 44,579 |
| ING MAP PLUS NP19 | 7,097.014 | 10.92 | 77,499 |
| ING MAP PLUS NP20 | 14,378.976 | 10.91 | 156,875 |
| ING MAP PLUS NP21 | 18,399.683 | 10.90 | 200,557 |
| ING MAP PLUS NP22 | 2,546.966 | 10.89 | 27,736 |
| ING MAP PLUS NP23 | 2,837.555 | 10.88 | 30,873 |
| ING MAP PLUS NP24 | 5,637.977 | 10.87 | 61,285 |
| ING MAP PLUS NP26 | 3,713.265 | 10.85 | 40,289 |
| ING MAP PLUS NP27 | 129.933 | 10.84 | 1,408 |
| ING MAP PLUS NP28 | 2,553.556 | 10.83 | 27,655 |
| ING MAP PLUS NP29 | 30.709 | 10.82 | 332 |
| ING MAP PLUS NP30 | 317.323 | 10.81 | 3,430 |
| ING MAP PLUS NP32 | 352.663 | 10.80 | 3,809 |
| ING MAP PLUS NP36 | 3,198.880 | 10.76 | 34,420 |
| Qualified VI | 40,413.268 | 10.85 | 438,484 |
| Qualified XII (0.00) | 1.458 | 11.08 | 16 |
| Qualified XII (0.40) | 1,249.924 | 11.01 | 13,762 |
| Qualified XII (0.50) | 28,380.476 | 10.99 | 311,901 |
| Qualified XII (0.55) | 601.724 | 10.98 | 6,607 |
| Qualified XII (0.60) | 583.148 | 10.97 | 6,397 |
| Qualified XII (0.65) | 130.109 | 10.96 | 1,426 |
| Qualified XII (0.70) | 3,786.962 | 10.95 | 41,467 |
| Qualified XII (0.75) | 10.439 | 10.94 | 114 |
| Qualified XII (0.80) | 632.377 | 10.93 | 6,912 |
| Qualified XII (0.85) | 6,032.303 | 10.92 | 65,873 |
| Qualified XII (0.90) | 158.501 | 10.92 | 1,731 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Asset Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.95) | 6,421.112 | $ 10.91 | $ 70,054 |
| Qualified XII (1.00) | 19,989.237 | 10.90 | 217,883 |
| Qualified XII (1.05) | 298.705 | 10.89 | 3,253 |
| Qualified XII (1.10) | 365.677 | 10.88 | 3,979 |
| Qualified XII (1.15) | 1,024.484 | 10.87 | 11,136 |
| Qualified XII (1.20) | 772.474 | 10.86 | 8,389 |
| Qualified XII (1.25) | 586.227 | 10.85 | 6,361 |
| Qualified XII (1.30) | 0.657 | 10.84 | 7 |
| Qualified XII (1.40) | 201.321 | 10.82 | 2,178 |
| Qualified XV | 6.323 | 10.91 | 69 |
| Qualified XVI | 2,949.640 | 10.81 | 31,886 |
| Qualified XXI | 182.045 | 10.93 | 1,990 |
| Qualified LIII | 107.180 | 11.02 | 1,181 |
| Qualified LIV | 754.239 | 10.99 | 8,289 |
| Qualified LV | 564.812 | 11.05 | 6,241 |
| | 294,334.334 | | $ 3,217,177 |
| | | | |
| **ING Baron Small Cap Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 20,701.500 | $ 12.41 | $ 256,906 |
| | 20,701.500 | | $ 256,906 |
| | | | |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 38,812.439 | $ 16.31 | $ 633,031 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,329.923 | 15.36 | 20,428 |
| ING MAP PLUS NP1 | 6,563.548 | 16.10 | 105,673 |
| ING MAP PLUS NP6 | 2,622.824 | 15.94 | 41,808 |
| ING MAP PLUS NP7 | 13.951 | 15.91 | 222 |
| ING MAP PLUS NP8 | 23,223.875 | 15.88 | 368,795 |
| ING MAP PLUS NP9 | 7,964.705 | 15.85 | 126,241 |
| ING MAP PLUS NP10 | 522.449 | 15.82 | 8,265 |
| ING MAP PLUS NP11 | 7,835.614 | 15.79 | 123,724 |
| ING MAP PLUS NP12 | 7,365.065 | 15.76 | 116,073 |
| ING MAP PLUS NP13 | 10,619.863 | 15.72 | 166,944 |
| ING MAP PLUS NP14 | 15,276.651 | 15.69 | 239,691 |
| ING MAP PLUS NP15 | 7,882.940 | 15.66 | 123,447 |
| ING MAP PLUS NP16 | 11,837.592 | 15.63 | 185,022 |
| ING MAP PLUS NP17 | 15,239.667 | 15.60 | 237,739 |
| ING MAP PLUS NP18 | 13,630.880 | 15.57 | 212,233 |
| ING MAP PLUS NP19 | 38,022.928 | 15.54 | 590,876 |
| ING MAP PLUS NP20 | 42,019.799 | 15.51 | 651,727 |
| ING MAP PLUS NP21 | 11,799.669 | 15.48 | 182,659 |
| ING MAP PLUS NP22 | 5,525.069 | 15.45 | 85,362 |
| ING MAP PLUS NP23 | 4,052.807 | 15.42 | 62,494 |
| ING MAP PLUS NP24 | 3,195.110 | 15.39 | 49,173 |
| ING MAP PLUS NP26 | 141.269 | 15.33 | 2,166 |
| ING MAP PLUS NP27 | 262.824 | 15.30 | 4,021 |
| ING MAP PLUS NP28 | 4,039.697 | 15.27 | 61,686 |
| ING MAP PLUS NP29 | 4.919 | 15.24 | 75 |
| ING MAP PLUS NP30 | 2,186.327 | 15.21 | 33,254 |
| ING MAP PLUS NP32 | 205.358 | 15.15 | 3,111 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified VI | 1,182,340.034 | $ 18.29 | $ 21,624,999 |
| Qualified X (1.15) | 62,614.232 | 18.40 | 1,152,102 |
| Qualified X (1.25) | 147,603.885 | 18.29 | 2,699,675 |
| Qualified XII (0.00) | 197.711 | 19.64 | 3,883 |
| Qualified XII (0.05) | 40,819.176 | 19.40 | 791,892 |
| Qualified XII (0.25) | 2,112.780 | 19.36 | 40,903 |
| Qualified XII (0.30) | 26,296.745 | 19.31 | 507,790 |
| Qualified XII (0.35) | 4,559.832 | 19.25 | 87,777 |
| Qualified XII (0.40) | 5,572.553 | 19.20 | 106,993 |
| Qualified XII (0.50) | 3,124.590 | 19.33 | 60,398 |
| Qualified XII (0.50) | 904,525.429 | 19.09 | 17,267,390 |
| Qualified XII (0.55) | 13,142.818 | 19.03 | 250,108 |
| Qualified XII (0.60) | 78,794.190 | 18.98 | 1,495,514 |
| Qualified XII (0.65) | 50,884.978 | 18.93 | 963,253 |
| Qualified XII (0.70) | 43,502.118 | 18.87 | 820,885 |
| Qualified XII (0.75) | 15,476.950 | 18.82 | 291,276 |
| Qualified XII (0.80) | 88,248.842 | 18.77 | 1,656,431 |
| Qualified XII (0.85) | 120,294.500 | 18.71 | 2,250,710 |
| Qualified XII (0.90) | 29,714.304 | 18.66 | 554,469 |
| Qualified XII (0.95) | 1,137,368.651 | 18.61 | 21,166,431 |
| Qualified XII (1.00) | 628,758.500 | 18.55 | 11,663,470 |
| Qualified XII (1.05) | 41,192.301 | 18.50 | 762,058 |
| Qualified XII (1.10) | 14,424.047 | 18.45 | 266,124 |
| Qualified XII (1.15) | 45,357.612 | 18.40 | 834,580 |
| Qualified XII (1.20) | 13,176.468 | 18.34 | 241,656 |
| Qualified XII (1.25) | 47,125.375 | 18.29 | 861,923 |
| Qualified XII (1.30) | 1,570.368 | 18.24 | 28,644 |
| Qualified XII (1.35) | 1,388.767 | 18.19 | 25,262 |
| Qualified XII (1.40) | 4,860.964 | 18.14 | 88,178 |
| Qualified XII (1.45) | 915.462 | 18.09 | 16,561 |
| Qualified XII (1.50) | 88.842 | 18.03 | 1,602 |
| Qualified XV | 3,015.206 | 18.61 | 56,113 |
| Qualified XVI | 37,414.540 | 18.03 | 674,584 |
| Qualified XVII | 3,079.011 | 18.29 | 56,315 |
| Qualified XVIII | 2,397.413 | 18.55 | 44,472 |
| Qualified XXI | 23,132.791 | 18.77 | 434,202 |
| Qualified XXV | 9,375.718 | 18.82 | 176,451 |
| Qualified XXVI | 2,714.071 | 18.66 | 50,645 |
| Qualified XXVII | 569,082.744 | 21.03 | 11,967,810 |
| Qualified XXVIII | 120,270.378 | 9.92 | 1,193,082 |
| Qualified XXXII | 653.954 | 16.35 | 10,692 |
| Qualified XXXIII (0.65) | 14,631.968 | 19.24 | 281,519 |
| Qualified XXXVII | 1,197.229 | 9.67 | 11,577 |
| Qualified LIII | 29,404.495 | 13.33 | 391,962 |
| Qualified LIV | 15,998.830 | 13.29 | 212,624 |
| Qualified LV | 8,946.192 | 13.36 | 119,521 |
| | 5,879,565.326 | | $ 108,700,446 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 2,060.351 | $ 10.36 | $ 21,345 |
| ING MAP PLUS NP17 | 6,142.567 | 10.31 | 63,330 |
| ING MAP PLUS NP20 | 15.279 | 10.29 | 157 |
| ING MAP PLUS NP21 | 1,000.410 | 10.28 | 10,284 |
| Qualified V | 756.039 | 10.21 | 7,719 |
| Qualified VI | 28,250.510 | 10.23 | 289,003 |
| Qualified XII (0.25) | 287.119 | 10.41 | 2,989 |
| Qualified XII (0.50) | 13.533 | 10.36 | 140 |
| Qualified XII (0.55) | 474.850 | 10.36 | 4,919 |
| Qualified XII (0.65) | 337.830 | 10.34 | 3,493 |
| Qualified XII (0.70) | 4,877.793 | 10.33 | 50,388 |
| Qualified XII (0.80) | 298.941 | 10.31 | 3,082 |
| Qualified XII (0.85) | 1,961.531 | 10.30 | 20,204 |
| Qualified XII (0.90) | 321.261 | 10.30 | 3,309 |
| Qualified XII (0.95) | 5,823.330 | 10.29 | 59,922 |
| Qualified XII (1.00) | 13,923.365 | 10.28 | 143,132 |
| Qualified XII (1.05) | 497.738 | 10.27 | 5,112 |
| Qualified XII (1.10) | 740.047 | 10.26 | 7,593 |
| Qualified XII (1.15) | 4,514.670 | 10.25 | 46,275 |
| Qualified XII (1.20) | 1,085.852 | 10.24 | 11,119 |
| Qualified XII (1.25) | 983.421 | 10.23 | 10,060 |
| Qualified XII (1.30) | 7.348 | 10.23 | 75 |
| Qualified XII (1.40) | 46.670 | 10.21 | 477 |
| Qualified XVI | 815.945 | 10.19 | 8,314 |
| Qualified XXI | 340.377 | 10.31 | 3,509 |
| Qualified LIII | 1.117 | 10.40 | 12 |
| Qualified LIV | 84.773 | 10.37 | 879 |
| Qualified LV | 1,827.641 | 10.42 | 19,044 |
| | 77,490.308 | | $ 795,885 |
| **ING Davis New York Venture Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 4,816.354 | $ 13.37 | $ 64,395 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 321.506 | 13.05 | 4,196 |
| ING MAP PLUS NP8 | 35,698.215 | 12.74 | 454,795 |
| ING MAP PLUS NP13 | 173.187 | 12.62 | 2,186 |
| ING MAP PLUS NP14 | 6,460.977 | 12.59 | 81,344 |
| ING MAP PLUS NP17 | 9,471.855 | 12.52 | 118,588 |
| ING MAP PLUS NP18 | 514.343 | 12.49 | 6,424 |
| ING MAP PLUS NP22 | 645.732 | 12.40 | 8,007 |
| ING MAP PLUS NP23 | 2,006.876 | 12.37 | 24,825 |
| ING MAP PLUS NP24 | 978.526 | 12.35 | 12,085 |
| ING MAP PLUS NP26 | 263.762 | 12.30 | 3,244 |
| ING MAP PLUS NP28 | 130.256 | 12.25 | 1,596 |
| ING MAP PLUS NP29 | 389.440 | 12.23 | 4,763 |
| Qualified VI | 225,456.355 | 21.01 | 4,736,838 |
| Qualified X (1.15) | 11,418.222 | 13.60 | 155,288 |
| Qualified X (1.25) | 27,512.517 | 13.20 | 363,165 |
| Qualified XII (0.25) | 260.987 | 22.34 | 5,830 |
| Qualified XII (0.30) | 1,101.345 | 22.27 | 24,527 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.40) | 3,540.983 | $ 22.13 | $ 78,362 |
| Qualified XII (0.50) | 1,112.409 | 22.31 | 24,818 |
| Qualified XII (0.50) | 21,208.833 | 22.00 | 466,594 |
| Qualified XII (0.55) | 2,920.638 | 21.93 | 64,050 |
| Qualified XII (0.60) | 7,553.573 | 21.86 | 165,121 |
| Qualified XII (0.65) | 8,549.287 | 21.80 | 186,374 |
| Qualified XII (0.70) | 7,992.264 | 21.73 | 173,672 |
| Qualified XII (0.75) | 2,366.327 | 21.66 | 51,255 |
| Qualified XII (0.80) | 6,839.455 | 21.60 | 147,732 |
| Qualified XII (0.85) | 19,406.719 | 21.53 | 417,827 |
| Qualified XII (0.90) | 2,081.342 | 21.46 | 44,666 |
| Qualified XII (0.95) | 38,922.175 | 21.40 | 832,935 |
| Qualified XII (1.00) | 66,258.138 | 21.33 | 1,413,286 |
| Qualified XII (1.05) | 6,105.055 | 21.27 | 129,855 |
| Qualified XII (1.10) | 3,677.538 | 21.20 | 77,964 |
| Qualified XII (1.15) | 5,494.305 | 21.14 | 116,150 |
| Qualified XII (1.20) | 730.140 | 21.07 | 15,384 |
| Qualified XII (1.25) | 10,443.804 | 21.01 | 219,424 |
| Qualified XII (1.30) | 289.380 | 20.94 | 6,060 |
| Qualified XII (1.35) | 108.687 | 20.88 | 2,269 |
| Qualified XII (1.40) | 633.341 | 20.81 | 13,180 |
| Qualified XII (1.45) | 73.390 | 20.75 | 1,523 |
| Qualified XII (1.50) | 3.644 | 20.69 | 75 |
| Qualified XV | 1,384.252 | 21.40 | 29,623 |
| Qualified XVI | 5,561.569 | 20.69 | 115,069 |
| Qualified XVII | 1,476.504 | 21.01 | 31,021 |
| Qualified XVIII | 711.670 | 13.72 | 9,764 |
| Qualified XXI | 3,162.601 | 21.60 | 68,312 |
| Qualified XXV | 7,357.632 | 21.66 | 159,366 |
| Qualified XXVI | 3,433.125 | 21.46 | 73,675 |
| Qualified LIII | 1,998.969 | 13.08 | 26,147 |
| Qualified LIV | 991.165 | 13.04 | 12,925 |
| Qualified LV | 5,084.558 | 13.11 | 66,659 |
| | 575,093.927 | | $ 11,313,233 |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 23.052 | $ 12.37 | $ 285 |
| Qualified XII (0.50) | 329,060.377 | 12.29 | 4,044,152 |
| | 329,083.429 | | $ 4,044,437 |
| **ING JPMorgan International Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 14,001.048 | $ 13.67 | $ 191,394 |
| | 14,001.048 | | $ 191,394 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan International Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 115,021.203 | $11.11 to $19.01 | $ 2,021,276 |
| Contracts in accumulation period: | | | |
| Qualified V | 428.545 | 30.16 | 12,925 |
| Qualified VI | 1,220,346.982 | 31.02 | 37,855,163 |
| Qualified VIII | 11,490.162 | 26.12 | 300,123 |
| Qualified X (1.15) | 121,077.416 | 31.46 | 3,809,096 |
| Qualified X (1.25) | 97,796.214 | 31.02 | 3,033,639 |
| Qualified XII (0.05) | 15,247.749 | 33.66 | 513,239 |
| Qualified XII (0.20) | 25,764.617 | 16.75 | 431,557 |
| Qualified XII (0.25) | 3,901.350 | 16.67 | 65,036 |
| Qualified XII (0.30) | 5,288.978 | 16.59 | 87,744 |
| Qualified XII (0.35) | 8,177.122 | 16.51 | 135,004 |
| Qualified XII (0.40) | 4,239.536 | 22.80 | 96,661 |
| Qualified XII (0.45) | 98.432 | 16.35 | 1,609 |
| Qualified XII (0.50) | 11,626.788 | 16.65 | 193,586 |
| Qualified XII (0.50) | 74,948.949 | 17.93 | 1,343,835 |
| Qualified XII (0.55) | 53,583.913 | 16.19 | 867,524 |
| Qualified XII (0.60) | 82,912.249 | 16.12 | 1,336,545 |
| Qualified XII (0.65) | 98,730.784 | 16.04 | 1,583,642 |
| Qualified XII (0.70) | 187,759.540 | 15.96 | 2,996,642 |
| Qualified XII (0.75) | 146,187.952 | 15.88 | 2,321,465 |
| Qualified XII (0.80) | 245,785.185 | 17.85 | 4,387,266 |
| Qualified XII (0.85) | 297,118.781 | 21.93 | 6,515,815 |
| Qualified XII (0.90) | 13,085.115 | 17.67 | 231,214 |
| Qualified XII (0.95) | 302,847.831 | 21.68 | 6,565,741 |
| Qualified XII (1.00) | 644,209.839 | 21.56 | 13,889,164 |
| Qualified XII (1.05) | 87,061.717 | 21.43 | 1,865,733 |
| Qualified XII (1.10) | 22,718.731 | 21.31 | 484,136 |
| Qualified XII (1.15) | 33,507.067 | 21.18 | 709,680 |
| Qualified XII (1.20) | 6,273.961 | 21.06 | 132,130 |
| Qualified XII (1.25) | 20,179.390 | 20.94 | 422,556 |
| Qualified XII (1.30) | 397.824 | 20.82 | 8,283 |
| Qualified XII (1.35) | 31.080 | 20.69 | 643 |
| Qualified XII (1.40) | 5,450.171 | 20.57 | 112,110 |
| Qualified XII (1.45) | 1,097.593 | 20.45 | 22,446 |
| Qualified XII (1.50) | 2,341.945 | 20.34 | 47,635 |
| Qualified XV | 20,213.252 | 32.06 | 648,037 |
| Qualified XVI | 32,862.691 | 30.20 | 992,453 |
| Qualified XVII | 285.342 | 31.02 | 8,851 |
| Qualified XVIII | 4,261.911 | 31.02 | 132,204 |
| Qualified XXI | 19,122.895 | 32.48 | 621,112 |
| Qualified XXV | 2,371.191 | 32.16 | 76,258 |
| Qualified XXVI | 1,660.341 | 31.81 | 52,815 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan International Portfolio - Initial Class (continued)** | | | |
| Qualified XXVII | 1,100,185.254 | $ 32.93 | $ 36,229,100 |
| Qualified XXVIII | 228,804.460 | 32.83 | 7,511,650 |
| Qualified XXXII | 28,604.234 | 17.63 | 504,293 |
| Qualified XXXIII (0.65) | 2,245.960 | 16.39 | 36,811 |
| Qualified XXXVI | 21,293.102 | 16.50 | 351,336 |
| Qualified LIII | 12,314.556 | 15.13 | 186,319 |
| Qualified LIV | 20,179.820 | 15.08 | 304,312 |
| Qualified LV | 9,657.946 | 15.16 | 146,414 |
| Qualified LVI | 7,118.644 | 15.17 | 107,990 |
| | 5,477,916.310 | | $ 142,310,818 |
| **ING JPMorgan International Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 1,159.556 | $ 16.98 | $ 19,689 |
| ING MAP PLUS NP23 | 625.071 | 16.26 | 10,164 |
| ING MAP PLUS NP25 | 83.735 | 16.20 | 1,357 |
| | 1,868.362 | | $ 31,210 |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 31,763.138 | $ 12.14 | $ 385,604 |
| | 31,763.138 | | $ 385,604 |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 63,740.867 | $ 15.30 | $ 975,235 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 640.504 | 14.58 | 9,339 |
| ING MAP PLUS NP1 | 7,061.621 | 15.24 | 107,619 |
| ING MAP PLUS NP8 | 3,530.736 | 15.04 | 53,102 |
| ING MAP PLUS NP9 | 526.311 | 15.01 | 7,900 |
| ING MAP PLUS NP11 | 1,624.079 | 14.95 | 24,280 |
| ING MAP PLUS NP13 | 7,163.017 | 14.89 | 106,657 |
| ING MAP PLUS NP14 | 4,771.830 | 14.86 | 70,909 |
| ING MAP PLUS NP15 | 2,321.830 | 14.83 | 34,433 |
| ING MAP PLUS NP16 | 16,098.756 | 14.80 | 238,262 |
| ING MAP PLUS NP17 | 2,450.475 | 14.77 | 36,194 |
| ING MAP PLUS NP19 | 24,334.433 | 14.72 | 358,203 |
| ING MAP PLUS NP20 | 23,345.357 | 14.69 | 342,943 |
| ING MAP PLUS NP21 | 8,090.024 | 14.66 | 118,600 |
| ING MAP PLUS NP22 | 297.489 | 14.63 | 4,352 |
| ING MAP PLUS NP23 | 1,908.917 | 14.60 | 27,870 |
| ING MAP PLUS NP24 | 2,592.682 | 14.57 | 37,775 |
| ING MAP PLUS NP26 | 131.942 | 14.52 | 1,916 |
| ING MAP PLUS NP28 | 1,072.086 | 14.46 | 15,502 |
| ING MAP PLUS NP30 | 116.022 | 14.40 | 1,671 |
| ING MAP PLUS NP32 | 103.529 | 14.35 | 1,486 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified VI | 680,451.116 | $ 17.47 | $ 11,887,481 |
| Qualified X (1.15) | 46,166.410 | 17.57 | 811,144 |
| Qualified X (1.25) | 164,644.463 | 17.47 | 2,876,339 |
| Qualified XII (0.05) | 41,985.739 | 18.54 | 778,416 |
| Qualified XII (0.25) | 2,532.326 | 18.50 | 46,848 |
| Qualified XII (0.30) | 5,385.273 | 18.44 | 99,304 |
| Qualified XII (0.35) | 3,214.128 | 18.39 | 59,108 |
| Qualified XII (0.40) | 5,083.366 | 18.34 | 93,229 |
| Qualified XII (0.50) | 22,177.913 | 18.24 | 404,525 |
| Qualified XII (0.50) | 678.834 | 18.47 | 12,538 |
| Qualified XII (0.55) | 14,565.708 | 18.18 | 264,805 |
| Qualified XII (0.60) | 71,135.197 | 18.13 | 1,289,681 |
| Qualified XII (0.65) | 11,100.241 | 18.08 | 200,692 |
| Qualified XII (0.70) | 24,470.300 | 18.03 | 441,200 |
| Qualified XII (0.75) | 9,523.429 | 17.98 | 171,231 |
| Qualified XII (0.80) | 25,348.010 | 17.93 | 454,490 |
| Qualified XII (0.85) | 55,299.682 | 17.88 | 988,758 |
| Qualified XII (0.90) | 16,638.008 | 17.83 | 296,656 |
| Qualified XII (0.95) | 91,115.017 | 17.77 | 1,619,114 |
| Qualified XII (1.00) | 390,467.642 | 17.72 | 6,919,087 |
| Qualified XII (1.05) | 18,424.686 | 17.67 | 325,564 |
| Qualified XII (1.10) | 15,611.684 | 17.62 | 275,078 |
| Qualified XII (1.15) | 15,042.854 | 17.57 | 264,303 |
| Qualified XII (1.20) | 3,517.774 | 17.52 | 61,631 |
| Qualified XII (1.25) | 20,008.729 | 17.47 | 349,552 |
| Qualified XII (1.35) | 239.754 | 17.38 | 4,167 |
| Qualified XII (1.40) | 2,931.980 | 17.33 | 50,811 |
| Qualified XII (1.45) | 615.326 | 17.28 | 10,633 |
| Qualified XII (1.50) | 44.210 | 17.23 | 762 |
| Qualified XV | 2,216.382 | 17.77 | 39,385 |
| Qualified XVI | 14,325.091 | 17.23 | 246,821 |
| Qualified XVII | 1,384.069 | 17.47 | 24,180 |
| Qualified XVIII | 2,473.397 | 17.72 | 43,829 |
| Qualified XXI | 10,001.746 | 17.93 | 179,331 |
| Qualified XXV | 3,866.910 | 17.98 | 69,527 |
| Qualified XXVI | 3,103.887 | 17.83 | 55,342 |
| Qualified XXXII | 1,803.229 | 15.20 | 27,409 |
| Qualified XXXVII | 591.100 | 9.76 | 5,769 |
| Qualified LIII | 5,862.736 | 12.97 | 76,040 |
| Qualified LIV | 35,978.790 | 12.93 | 465,206 |
| Qualified LV | 9,197.891 | 13.00 | 119,573 |
| | 2,021,147.534 | | $ 34,983,807 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 8,825.584 | $ 10.90 | $ 96,199 |
| | 8,825.584 | | $ 96,199 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 10,000.330 | $13.35 to $16.28 | $ 150,242 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,619.952 | 15.99 | 25,903 |
| Qualified VI | 3,842,620.372 | 16.28 | 62,557,860 |
| Qualified VIII | 5,912.710 | 17.04 | 100,753 |
| Qualified X (1.15) | 322,389.649 | 16.51 | 5,322,653 |
| Qualified X (1.25) | 333,736.339 | 10.79 | 3,601,015 |
| Qualified XII (0.00) | 100.459 | 10.52 | 1,057 |
| Qualified XII (0.05) | 58,653.809 | 17.67 | 1,036,413 |
| Qualified XII (0.20) | 30,070.626 | 10.32 | 310,329 |
| Qualified XII (0.25) | 8,740.876 | 10.27 | 89,769 |
| Qualified XII (0.30) | 23,614.300 | 10.22 | 241,338 |
| Qualified XII (0.35) | 26,542.967 | 10.17 | 269,942 |
| Qualified XII (0.40) | 22,318.967 | 11.75 | 262,248 |
| Qualified XII (0.45) | 869.829 | 10.07 | 8,759 |
| Qualified XII (0.50) | 15,847.919 | 11.80 | 187,005 |
| Qualified XII (0.50) | 191,216.444 | 9.88 | 1,889,218 |
| Qualified XII (0.55) | 84,145.323 | 9.97 | 838,929 |
| Qualified XII (0.60) | 183,827.085 | 9.93 | 1,825,403 |
| Qualified XII (0.65) | 21,812.551 | 9.88 | 215,508 |
| Qualified XII (0.70) | 367,686.793 | 9.83 | 3,614,361 |
| Qualified XII (0.75) | 376,466.062 | 9.78 | 3,681,838 |
| Qualified XII (0.80) | 616,938.306 | 10.51 | 6,484,022 |
| Qualified XII (0.85) | 663,165.154 | 11.30 | 7,493,766 |
| Qualified XII (0.90) | 27,554.955 | 10.08 | 277,754 |
| Qualified XII (0.95) | 672,774.453 | 11.17 | 7,514,891 |
| Qualified XII (1.00) | 1,548,929.689 | 11.11 | 17,208,609 |
| Qualified XII (1.05) | 212,983.091 | 11.04 | 2,351,333 |
| Qualified XII (1.10) | 83,484.782 | 10.98 | 916,663 |
| Qualified XII (1.15) | 112,484.800 | 10.91 | 1,227,209 |
| Qualified XII (1.20) | 24,279.285 | 10.85 | 263,430 |
| Qualified XII (1.25) | 62,152.551 | 10.79 | 670,626 |
| Qualified XII (1.30) | 3,809.012 | 10.73 | 40,871 |
| Qualified XII (1.35) | 1,675.884 | 10.66 | 17,865 |
| Qualified XII (1.40) | 19,587.052 | 10.60 | 207,623 |
| Qualified XII (1.45) | 1,962.584 | 10.54 | 20,686 |
| Qualified XII (1.50) | 6,519.765 | 10.48 | 68,327 |
| Qualified XV | 15,534.745 | 16.83 | 261,450 |
| Qualified XVI | 75,212.963 | 15.85 | 1,192,125 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class (continued)** | | | |
| Qualified XVII | 2,201.841 | $ 16.28 | $ 35,846 |
| Qualified XVIII | 7,526.932 | 16.28 | 122,538 |
| Qualified XXI | 74,616.234 | 17.05 | 1,272,207 |
| Qualified XXII | 126.480 | 17.39 | 2,199 |
| Qualified XXV | 27,414.482 | 16.88 | 462,756 |
| Qualified XXVI | 12,652.235 | 16.70 | 211,292 |
| Qualified XXVII | 1,182,268.920 | 16.71 | 19,755,714 |
| Qualified XXVIII | 249,691.655 | 16.66 | 4,159,863 |
| Qualified XXXII | 10,591.477 | 13.28 | 140,655 |
| Qualified XXXVI | 50,017.833 | 11.70 | 585,209 |
| Qualified LIII | 30,702.449 | 12.94 | 397,290 |
| Qualified LIV | 29,277.059 | 12.90 | 377,674 |
| Qualified LV | 55,901.947 | 12.96 | 724,489 |
| Qualified LVI | 25,282.288 | 12.97 | 327,911 |
| | 11,835,514.265 | | $ 161,023,436 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 270.770 | $ 12.46 | $ 3,374 |
| ING MAP PLUS NP10 | 640.519 | 12.24 | 7,840 |
| ING MAP PLUS NP17 | 4,775.328 | 12.08 | 57,686 |
| ING MAP PLUS NP22 | 1,450.145 | 11.96 | 17,344 |
| ING MAP PLUS NP26 | 80.108 | 11.87 | 951 |
| | 7,216.870 | | $ 87,195 |
| **ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 12,937.766 | $ 10.98 | $ 142,057 |
| | 12,937.766 | | $ 142,057 |
| **ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 4,571.600 | $ 11.48 | $ 52,482 |
| Qualified X (1.25) | 34,229.403 | 11.45 | 391,927 |
| Qualified XII (0.80) | 174.023 | 11.60 | 2,019 |
| Qualified XII (0.95) | 46,300.308 | 11.55 | 534,769 |
| Qualified XII (1.10) | 11,137.449 | 11.50 | 128,081 |
| Qualified XVIII | 2,875.386 | 11.45 | 32,923 |
| Qualified XXVII | 198,473.554 | 12.06 | 2,393,591 |
| | 297,761.723 | | $ 3,535,792 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Neuberger Berman Partners Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 783.733 | $ 11.29 | $ 8,848 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 84.042 | 11.32 | 951 |
| ING MAP PLUS NP22 | 6,320.988 | 11.27 | 71,238 |
| Qualified VI | 47,502.703 | 11.23 | 533,455 |
| Qualified XII (0.40) | 620.541 | 11.40 | 7,074 |
| Qualified XII (0.50) | 62,330.181 | 11.38 | 709,317 |
| Qualified XII (0.55) | 2,920.236 | 11.37 | 33,203 |
| Qualified XII (0.60) | 15.254 | 11.36 | 173 |
| Qualified XII (0.70) | 4,253.451 | 11.34 | 48,234 |
| Qualified XII (0.75) | 44.520 | 11.33 | 504 |
| Qualified XII (0.80) | 443.959 | 11.32 | 5,026 |
| Qualified XII (0.85) | 4,187.480 | 11.31 | 47,360 |
| Qualified XII (0.90) | 705.780 | 11.30 | 7,975 |
| Qualified XII (0.95) | 11,133.359 | 11.29 | 125,696 |
| Qualified XII (1.00) | 41,381.820 | 11.28 | 466,787 |
| Qualified XII (1.05) | 686.891 | 11.27 | 7,741 |
| Qualified XII (1.10) | 1,811.953 | 11.26 | 20,403 |
| Qualified XII (1.15) | 6,626.526 | 11.25 | 74,548 |
| Qualified XII (1.25) | 1,633.731 | 11.23 | 18,347 |
| Qualified XII (1.30) | 1,018.521 | 11.22 | 11,428 |
| Qualified XII (1.40) | 49.096 | 11.21 | 550 |
| Qualified XII (1.50) | 227.634 | 11.19 | 2,547 |
| Qualified XV | 2,589.822 | 11.29 | 29,239 |
| Qualified XVI | 1,995.235 | 11.19 | 22,327 |
| Qualified XXI | 23.650 | 11.32 | 268 |
| Qualified XXVI | 738.666 | 11.30 | 8,347 |
| Qualified LIII | 417.528 | 11.41 | 4,764 |
| Qualified LV | 6.664 | 11.44 | 76 |
| | 200,553.964 | | $ 2,266,426 |
| **ING Neuberger Berman Regency Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.50) | 5,465.838 | $ 11.42 | $ 62,420 |
| | 5,465.838 | | $ 62,420 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING OpCap Balanced Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 37,145.006 | $11.13 to $11.91 | $ 441,484 |
| Contracts in accumulation period: | | | |
| Qualified VI | 281,246.400 | 14.16 | 3,982,449 |
| Qualified VIII | 890.652 | 14.16 | 12,612 |
| Qualified X (1.15) | 7,873.764 | 12.34 | 97,162 |
| Qualified X (1.25) | 66,102.365 | 14.16 | 936,009 |
| Qualified XII (0.25) | 378.809 | 15.06 | 5,705 |
| Qualified XII (0.30) | 699.354 | 15.01 | 10,497 |
| Qualified XII (0.40) | 7,031.214 | 14.92 | 104,906 |
| Qualified XII (0.50) | 155.076 | 15.04 | 2,332 |
| Qualified XII (0.50) | 29,461.142 | 14.83 | 436,909 |
| Qualified XII (0.55) | 4,390.813 | 14.79 | 64,940 |
| Qualified XII (0.60) | 2,859.392 | 14.74 | 42,147 |
| Qualified XII (0.65) | 6,884.024 | 14.70 | 101,195 |
| Qualified XII (0.70) | 12,394.350 | 14.65 | 181,577 |
| Qualified XII (0.75) | 14,654.719 | 14.61 | 214,105 |
| Qualified XII (0.80) | 15,360.439 | 14.56 | 223,648 |
| Qualified XII (0.85) | 13,923.251 | 14.52 | 202,166 |
| Qualified XII (0.90) | 6,467.871 | 14.47 | 93,590 |
| Qualified XII (0.95) | 63,305.069 | 14.43 | 913,492 |
| Qualified XII (1.00) | 136,375.160 | 14.38 | 1,961,075 |
| Qualified XII (1.05) | 5,245.517 | 14.34 | 75,221 |
| Qualified XII (1.10) | 13,909.067 | 14.29 | 198,761 |
| Qualified XII (1.15) | 7,215.037 | 14.25 | 102,814 |
| Qualified XII (1.20) | 1,242.272 | 14.21 | 17,653 |
| Qualified XII (1.25) | 14,842.602 | 14.16 | 210,171 |
| Qualified XII (1.30) | 48.456 | 14.12 | 684 |
| Qualified XII (1.35) | 409.254 | 14.08 | 5,762 |
| Qualified XII (1.40) | 870.351 | 14.03 | 12,211 |
| Qualified XII (1.45) | 87.113 | 13.99 | 1,219 |
| Qualified XII (1.50) | 38.196 | 13.95 | 533 |
| Qualified XV | 1,216.906 | 14.43 | 17,560 |
| Qualified XVI | 5,494.971 | 13.95 | 76,655 |
| Qualified XVII | 1,813.289 | 14.16 | 25,676 |
| Qualified XVIII | 4,046.438 | 12.45 | 50,378 |
| Qualified XXI | 3,715.133 | 14.56 | 54,092 |
| Qualified XXV | 1,257.858 | 14.61 | 18,377 |
| Qualified XXVI | 786.390 | 14.47 | 11,379 |
| Qualified XXXII | 1,340.383 | 11.79 | 15,803 |
| Qualified LIII | 1,890.358 | 11.39 | 21,531 |
| Qualified LIV | 309.337 | 11.35 | 3,511 |
| Qualified LV | 1,168.608 | 11.41 | 13,334 |
| | 774,546.406 | | $ 10,961,325 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 28,209.320 | $ 12.95 | $ 365,311 |
| | 28,209.320 | | $ 365,311 |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 209,507.760 | $14.17 to $14.38 | $ 3,006,932 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,230.876 | 14.29 | 74,749 |
| ING MAP PLUS NP1 | 9,520.056 | 14.73 | 140,230 |
| ING MAP PLUS NP8 | 6,487.015 | 14.58 | 94,581 |
| ING MAP PLUS NP10 | 19,344.813 | 14.54 | 281,274 |
| ING MAP PLUS NP11 | 30,558.654 | 14.52 | 443,712 |
| ING MAP PLUS NP12 | 12,544.083 | 14.50 | 181,889 |
| ING MAP PLUS NP13 | 9,500.109 | 14.48 | 137,562 |
| ING MAP PLUS NP14 | 14,377.596 | 14.46 | 207,900 |
| ING MAP PLUS NP15 | 17,786.118 | 14.44 | 256,832 |
| ING MAP PLUS NP16 | 5,101.211 | 14.42 | 73,559 |
| ING MAP PLUS NP17 | 16,515.119 | 14.40 | 237,818 |
| ING MAP PLUS NP18 | 15,777.459 | 14.38 | 226,880 |
| ING MAP PLUS NP19 | 40,883.043 | 14.35 | 586,672 |
| ING MAP PLUS NP20 | 19,694.578 | 14.33 | 282,223 |
| ING MAP PLUS NP21 | 6,918.626 | 14.31 | 99,006 |
| ING MAP PLUS NP23 | 6,699.048 | 14.27 | 95,595 |
| ING MAP PLUS NP24 | 1,404.932 | 14.25 | 20,020 |
| ING MAP PLUS NP25 | 3,663.937 | 14.23 | 52,138 |
| ING MAP PLUS NP26 | 1,980.297 | 14.21 | 28,140 |
| ING MAP PLUS NP27 | 307.192 | 14.19 | 4,359 |
| ING MAP PLUS NP28 | 13,846.813 | 14.17 | 196,209 |
| ING MAP PLUS NP29 | 1,936.903 | 14.15 | 27,407 |
| ING MAP PLUS NP30 | 5,347.479 | 14.13 | 75,560 |
| ING MAP PLUS NP32 | 332.951 | 14.09 | 4,691 |
| Qualified V | 1,948.620 | 14.22 | 27,709 |
| Qualified VI | 18,561,178.356 | 14.29 | 265,239,239 |
| Qualified VIII | 16,167.513 | 14.28 | 230,872 |
| Qualified X (1.15) | 763,498.971 | 14.33 | 10,940,940 |
| Qualified X (1.25) | 1,617,475.709 | 14.86 | 24,035,689 |
| Qualified XII (0.00) | 412.137 | 15.42 | 6,355 |
| Qualified XII (0.05) | 25,695.575 | 15.45 | 396,997 |
| Qualified XII (0.05) | 473,299.858 | 15.45 | 7,312,483 |
| Qualified XII (0.20) | 98,893.527 | 14.73 | 1,456,702 |
| Qualified XII (0.25) | 68,286.044 | 14.70 | 1,003,805 |
| Qualified XII (0.30) | 260,194.213 | 14.68 | 3,819,651 |
| Qualified XII (0.35) | 77,523.928 | 14.66 | 1,136,501 |
| Qualified XII (0.40) | 90,445.473 | 14.64 | 1,324,122 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.45) | 2,211.330 | $ 14.62 | $ 32,330 |
| Qualified XII (0.50) | 42,287.821 | 14.64 | 619,094 |
| Qualified XII (0.50) | 1,353,299.060 | 15.22 | 20,597,212 |
| Qualified XII (0.55) | 680,700.548 | 14.58 | 9,924,614 |
| Qualified XII (0.60) | 435,269.551 | 15.07 | 6,559,512 |
| Qualified XII (0.65) | 380,065.182 | 14.54 | 5,526,148 |
| Qualified XII (0.70) | 851,113.376 | 14.51 | 12,349,655 |
| Qualified XII (0.75) | 1,337,574.726 | 14.95 | 19,996,742 |
| Qualified XII (0.80) | 2,544,962.321 | 15.07 | 38,352,582 |
| Qualified XII (0.85) | 1,780,227.821 | 15.07 | 26,828,033 |
| Qualified XII (0.90) | 171,121.124 | 15.03 | 2,571,950 |
| Qualified XII (0.95) | 2,768,199.613 | 15.02 | 41,578,358 |
| Qualified XII (1.00) | 6,330,355.254 | 15.00 | 94,955,329 |
| Qualified XII (1.05) | 739,833.891 | 14.97 | 11,075,313 |
| Qualified XII (1.10) | 457,542.339 | 14.35 | 6,565,733 |
| Qualified XII (1.15) | 440,703.184 | 14.91 | 6,570,884 |
| Qualified XII (1.20) | 163,056.778 | 14.31 | 2,333,342 |
| Qualified XII (1.25) | 421,437.610 | 14.86 | 6,262,563 |
| Qualified XII (1.30) | 17,167.263 | 14.84 | 254,762 |
| Qualified XII (1.35) | 15,972.269 | 14.24 | 227,445 |
| Qualified XII (1.40) | 72,848.343 | 15.14 | 1,102,924 |
| Qualified XII (1.45) | 21,849.885 | 14.20 | 310,268 |
| Qualified XII (1.50) | 13,200.592 | 14.18 | 187,184 |
| Qualified XV | 141,953.749 | 14.41 | 2,045,554 |
| Qualified XVI | 467,344.161 | 14.18 | 6,626,940 |
| Qualified XVII | 53,174.359 | 14.29 | 759,862 |
| Qualified XVIII | 69,073.968 | 14.29 | 987,067 |
| Qualified XXI | 321,849.076 | 14.47 | 4,657,156 |
| Qualified XXII | 1,816.329 | 14.62 | 26,555 |
| Qualified XXV | 182,034.569 | 14.49 | 2,637,681 |
| Qualified XXVI | 101,671.460 | 14.43 | 1,467,119 |
| Qualified XXVII | 8,717,735.985 | 14.37 | 125,273,866 |
| Qualified XXVIII | 3,139,376.708 | 14.37 | 45,112,843 |
| Qualified XXXII | 64,751.005 | 14.29 | 925,292 |
| Qualified XXXIII (0.65) | 54,025.882 | 14.54 | 785,536 |
| Qualified XXXVI | 86,061.038 | 14.58 | 1,254,770 |
| Qualified LIII | 165,074.840 | 15.02 | 2,479,424 |
| Qualified LIV | 172,506.952 | 14.97 | 2,582,429 |
| Qualified LV | 216,053.425 | 15.05 | 3,251,604 |
| Qualified LVI | 86,345.833 | 15.05 | 1,299,505 |
| | 57,612,135.812 | | $ 840,722,183 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.856 | $ 16.78 | $ 14 |
| Qualified X (1.15) | 3,295.836 | 16.88 | 55,634 |
| Qualified X (1.25) | 3,868.104 | 16.78 | 64,907 |
| Qualified XII (1.00) | 18,685.254 | 17.02 | 318,023 |
| | 25,850.050 | | $ 438,578 |
| **ING Oppenheimer Strategic Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 23,442.084 | $ 11.75 | $ 275,444 |
| | 23,442.084 | | $ 275,444 |
| **ING Oppenheimer Strategic Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 162,948.809 | $11.42 to $11.65 | $ 1,907,834 |
| Contracts in accumulation period: | | | |
| Qualified V | 2,147.586 | 11.46 | 24,611 |
| Qualified VI | 3,488,683.537 | 11.51 | 40,154,748 |
| Qualified VIII | 2,167.362 | 11.51 | 24,946 |
| Qualified X (1.15) | 122,958.785 | 11.54 | 1,418,944 |
| Qualified X (1.25) | 300,459.237 | 11.51 | 3,458,286 |
| Qualified XII (0.00) | 423.515 | 12.08 | 5,116 |
| Qualified XII (0.05) | 156,528.693 | 12.08 | 1,890,867 |
| Qualified XII (0.20) | 20,516.285 | 11.86 | 243,323 |
| Qualified XII (0.25) | 3,782.507 | 11.85 | 44,823 |
| Qualified XII (0.30) | 69,352.110 | 11.96 | 829,451 |
| Qualified XII (0.35) | 11,914.796 | 11.94 | 142,263 |
| Qualified XII (0.40) | 37,379.642 | 11.80 | 441,080 |
| Qualified XII (0.45) | 10.546 | 11.90 | 125 |
| Qualified XII (0.50) | 4,774.841 | 11.80 | 56,343 |
| Qualified XII (0.50) | 391,045.759 | 11.90 | 4,653,445 |
| Qualified XII (0.55) | 173,158.764 | 11.87 | 2,055,395 |
| Qualified XII (0.60) | 96,452.355 | 11.73 | 1,131,386 |
| Qualified XII (0.65) | 99,176.221 | 11.71 | 1,161,354 |
| Qualified XII (0.70) | 246,556.597 | 11.80 | 2,909,368 |
| Qualified XII (0.75) | 209,430.816 | 11.78 | 2,467,095 |
| Qualified XII (0.80) | 375,533.075 | 11.79 | 4,427,535 |
| Qualified XII (0.85) | 466,211.531 | 11.77 | 5,487,310 |
| Qualified XII (0.90) | 74,381.848 | 11.75 | 873,987 |
| Qualified XII (0.95) | 759,653.067 | 11.73 | 8,910,730 |
| Qualified XII (1.00) | 1,353,515.190 | 11.71 | 15,849,663 |
| Qualified XII (1.05) | 131,023.313 | 11.70 | 1,532,973 |
| Qualified XII (1.10) | 106,418.342 | 11.56 | 1,230,196 |
| Qualified XII (1.15) | 79,892.421 | 11.66 | 931,546 |
| Qualified XII (1.20) | 65,623.884 | 11.64 | 763,862 |
| Qualified XII (1.25) | 151,703.358 | 11.62 | 1,762,793 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.30) | 13,837.908 | $ 11.60 | $ 160,520 |
| Qualified XII (1.35) | 3,250.874 | 11.63 | 37,808 |
| Qualified XII (1.40) | 27,016.703 | 11.46 | 309,611 |
| Qualified XII (1.45) | 9,553.617 | 11.59 | 110,726 |
| Qualified XII (1.50) | 1,120.257 | 11.56 | 12,950 |
| Qualified XV | 16,158.439 | 11.61 | 187,599 |
| Qualified XVI | 83,459.413 | 11.43 | 953,941 |
| Qualified XVII | 21,137.427 | 11.51 | 243,292 |
| Qualified XVIII | 9,630.945 | 11.51 | 110,852 |
| Qualified XXI | 29,995.715 | 11.66 | 349,750 |
| Qualified XXV | 14,658.726 | 11.68 | 171,214 |
| Qualified XXVI | 19,542.291 | 11.63 | 227,277 |
| Qualified XXVII | 855,228.385 | 11.73 | 10,031,829 |
| Qualified XXVIII | 276,640.127 | 11.73 | 3,244,989 |
| Qualified XXXII | 4,119.222 | 11.51 | 47,412 |
| Qualified XXXIII (0.65) | 32,829.662 | 11.71 | 384,435 |
| Qualified XXXVI | 18,166.242 | 11.74 | 213,272 |
| Qualified LIII | 39,502.036 | 11.92 | 470,864 |
| Qualified LIV | 69,804.374 | 11.89 | 829,974 |
| Qualified LV | 52,008.509 | 11.95 | 621,502 |
| Qualified LVI | 14,774.370 | 11.95 | 176,554 |
| | 10,776,260.034 | | $ 125,687,769 |
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 48,452.611 | $ 11.43 | $ 553,813 |
| | 48,452.611 | | $ 553,813 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 385,577.482 | $ 11.81 | $ 4,553,670 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,927.670 | 11.67 | 34,166 |
| ING MAP PLUS NP1 | 99,604.710 | 12.02 | 1,197,249 |
| ING MAP PLUS NP6 | 18,034.544 | 11.90 | 214,611 |
| ING MAP PLUS NP8 | 110.480 | 11.85 | 1,309 |
| ING MAP PLUS NP9 | 10,134.143 | 11.83 | 119,887 |
| ING MAP PLUS NP10 | 25,286.652 | 11.81 | 298,635 |
| ING MAP PLUS NP11 | 34,880.902 | 11.78 | 410,897 |
| ING MAP PLUS NP12 | 29,634.147 | 11.76 | 348,498 |
| ING MAP PLUS NP13 | 10,086.728 | 11.74 | 118,418 |
| ING MAP PLUS NP14 | 32,635.477 | 11.72 | 382,488 |
| ING MAP PLUS NP15 | 14,312.068 | 11.69 | 167,308 |
| ING MAP PLUS NP16 | 3,813.557 | 11.67 | 44,504 |
| ING MAP PLUS NP17 | 1,989.653 | 11.65 | 23,179 |
| ING MAP PLUS NP18 | 25,395.929 | 11.62 | 295,101 |
| ING MAP PLUS NP19 | 28,272.274 | 11.60 | 327,958 |
| ING MAP PLUS NP20 | 53,029.626 | 11.58 | 614,083 |
| ING MAP PLUS NP21 | 20,424.052 | 11.56 | 236,102 |
| ING MAP PLUS NP22 | 9,851.291 | 11.53 | 113,585 |
| ING MAP PLUS NP23 | 5,304.289 | 11.51 | 61,052 |
| ING MAP PLUS NP24 | 2,874.648 | 11.49 | 33,030 |
| ING MAP PLUS NP25 | 272.787 | 11.47 | 3,129 |
| ING MAP PLUS NP26 | 13,656.482 | 11.44 | 156,230 |
| ING MAP PLUS NP27 | 36.788 | 11.42 | 420 |
| ING MAP PLUS NP28 | 20,611.311 | 11.40 | 234,969 |
| ING MAP PLUS NP29 | 180.733 | 11.38 | 2,057 |
| ING MAP PLUS NP30 | 6,657.642 | 11.35 | 75,564 |
| ING MAP PLUS NP32 | 79.127 | 11.31 | 895 |
| ING MAP PLUS NP36 | 5,006.181 | 11.22 | 56,169 |
| Qualified VI | 1,794,126.589 | 12.69 | 22,767,466 |
| Qualified VIII | 730.478 | 12.69 | 9,270 |
| Qualified X (1.15) | 39,216.146 | 12.77 | 500,790 |
| Qualified X (1.25) | 141,546.578 | 12.69 | 1,796,226 |
| Qualified XII (0.25) | 1,254.255 | 13.44 | 16,857 |
| Qualified XII (0.30) | 59,516.639 | 13.40 | 797,523 |
| Qualified XII (0.35) | 1,576.657 | 13.36 | 21,064 |
| Qualified XII (0.40) | 97,501.426 | 13.32 | 1,298,719 |
| Qualified XII (0.50) | 21,356.493 | 13.25 | 282,974 |
| Qualified XII (0.50) | 5,714.832 | 13.42 | 76,693 |
| Qualified XII (0.55) | 20,035.859 | 13.21 | 264,674 |
| Qualified XII (0.60) | 36,371.311 | 13.17 | 479,010 |
| Qualified XII (0.65) | 277,473.886 | 13.13 | 3,643,232 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.70) | 84,243.504 | $ 13.10 | $ 1,103,590 |
| Qualified XII (0.75) | 66,542.319 | 13.06 | 869,043 |
| Qualified XII (0.80) | 94,614.927 | 13.02 | 1,231,886 |
| Qualified XII (0.85) | 243,076.855 | 12.99 | 3,157,568 |
| Qualified XII (0.90) | 22,931.329 | 12.95 | 296,961 |
| Qualified XII (0.95) | 391,018.311 | 12.91 | 5,048,046 |
| Qualified XII (1.00) | 696,590.213 | 12.88 | 8,972,082 |
| Qualified XII (1.05) | 120,414.062 | 12.84 | 1,546,117 |
| Qualified XII (1.10) | 30,548.117 | 12.80 | 391,016 |
| Qualified XII (1.15) | 38,904.413 | 12.77 | 496,809 |
| Qualified XII (1.20) | 27,138.427 | 12.73 | 345,472 |
| Qualified XII (1.25) | 99,218.177 | 12.69 | 1,259,079 |
| Qualified XII (1.30) | 7,861.269 | 12.66 | 99,524 |
| Qualified XII (1.35) | 4,953.662 | 12.62 | 62,515 |
| Qualified XII (1.40) | 9,963.195 | 12.59 | 125,437 |
| Qualified XII (1.45) | 5,025.757 | 12.55 | 63,073 |
| Qualified XII (1.50) | 9,127.612 | 12.51 | 114,186 |
| Qualified XV | 9,664.463 | 12.91 | 124,768 |
| Qualified XVI | 59,981.824 | 12.51 | 750,373 |
| Qualified XVII | 2,750.862 | 12.69 | 34,908 |
| Qualified XVIII | 2,303.922 | 12.88 | 29,675 |
| Qualified XXI | 13,012.719 | 13.02 | 169,426 |
| Qualified XXV | 8,754.034 | 13.06 | 114,328 |
| Qualified XXVI | 10,289.386 | 12.95 | 133,248 |
| Qualified XXVII | 760,652.939 | 11.80 | 8,975,705 |
| Qualified XXVIII | 301,897.443 | 12.88 | 3,888,439 |
| Qualified XXXII | 1,801.440 | 11.55 | 20,807 |
| Qualified XXXIII (0.65) | 23,524.073 | 13.35 | 314,046 |
| Qualified XXXVII | 37.479 | 10.22 | 383 |
| Qualified LIII | 19,570.558 | 11.47 | 224,474 |
| Qualified LIV | 48,660.208 | 11.43 | 556,186 |
| Qualified LV | 35,822.043 | 11.49 | 411,595 |
| | 6,607,998.064 | | $ 83,010,426 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 14,273.396 | $ 11.14 | $ 159,006 |
| Contracts in accumulation period: | | | |
| Qualified VI | 146,793.431 | 11.08 | 1,626,471 |
| Qualified X (1.15) | 1,692.662 | 11.10 | 18,789 |
| Qualified X (1.25) | 7,553.887 | 11.08 | 83,697 |
| Qualified XII (0.00) | 469.388 | 11.32 | 5,313 |
| Qualified XII (0.25) | 1.914 | 11.27 | 22 |
| Qualified XII (0.30) | 10.945 | 11.26 | 123 |
| Qualified XII (0.40) | 3,976.524 | 11.24 | 44,696 |
| Qualified XII (0.50) | 15.481 | 11.23 | 174 |
| Qualified XII (0.50) | 136,419.784 | 11.23 | 1,531,994 |
| Qualified XII (0.55) | 314.614 | 11.22 | 3,530 |
| Qualified XII (0.60) | 2,987.001 | 11.21 | 33,484 |
| Qualified XII (0.65) | 369.860 | 11.20 | 4,142 |
| Qualified XII (0.70) | 2,823.930 | 11.19 | 31,600 |
| Qualified XII (0.75) | 784.367 | 11.18 | 8,769 |
| Qualified XII (0.80) | 2,162.973 | 11.17 | 24,160 |
| Qualified XII (0.85) | 10,869.158 | 11.16 | 121,300 |
| Qualified XII (0.90) | 748.916 | 11.15 | 8,350 |
| Qualified XII (0.95) | 31,112.363 | 11.14 | 346,592 |
| Qualified XII (1.00) | 70,354.773 | 11.13 | 783,049 |
| Qualified XII (1.05) | 3,457.478 | 11.12 | 38,447 |
| Qualified XII (1.10) | 5,031.947 | 11.11 | 55,905 |
| Qualified XII (1.15) | 548.623 | 11.10 | 6,090 |
| Qualified XII (1.20) | 337.848 | 11.09 | 3,747 |
| Qualified XII (1.25) | 8,142.071 | 11.08 | 90,214 |
| Qualified XII (1.30) | 6.542 | 11.08 | 72 |
| Qualified XII (1.35) | 85.929 | 11.07 | 951 |
| Qualified XII (1.40) | 5,255.978 | 11.06 | 58,131 |
| Qualified XII (1.50) | 1.322 | 11.04 | 15 |
| Qualified XV | 280.037 | 11.14 | 3,120 |
| Qualified XVI | 1,713.084 | 11.04 | 18,912 |
| Qualified XVIII | 863.976 | 11.13 | 9,616 |
| Qualified XXI | 2,359.834 | 11.17 | 26,359 |
| Qualified XXVI | 656.070 | 11.15 | 7,315 |
| Qualified LIII | 854.227 | 11.26 | 9,619 |
| Qualified LIV | 1,054.866 | 11.23 | 11,846 |
| Qualified LV | 764.081 | 11.29 | 8,626 |
| | 465,149.280 | | $ 5,184,246 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP18 | 53.507 | $ 11.11 | $ 594 |
| ING MAP PLUS NP22 | 289.531 | 11.08 | 3,208 |
| ING MAP PLUS NP23 | 6,996.285 | 11.07 | 77,449 |
| ING MAP PLUS NP24 | 625.615 | 11.06 | 6,919 |
| ING MAP PLUS NP26 | 479.714 | 11.04 | 5,296 |
| ING MAP PLUS NP28 | 178.472 | 11.02 | 1,967 |
| | 8,623.124 | | $ 95,433 |
| | | | |
| **ING Solution 2015 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 108,666.868 | $ 12.38 | $ 1,345,296 |
| ING MAP PLUS NP6 | 18,093.746 | 12.30 | 222,553 |
| ING MAP PLUS NP8 | 96,378.769 | 12.27 | 1,182,567 |
| ING MAP PLUS NP9 | 3,273.783 | 12.25 | 40,104 |
| ING MAP PLUS NP10 | 223,822.846 | 12.23 | 2,737,353 |
| ING MAP PLUS NP11 | 37,849.753 | 12.22 | 462,524 |
| ING MAP PLUS NP13 | 5,796.187 | 12.19 | 70,656 |
| ING MAP PLUS NP14 | 14,332.412 | 12.17 | 174,425 |
| ING MAP PLUS NP15 | 29,977.788 | 12.15 | 364,230 |
| ING MAP PLUS NP16 | 17,760.872 | 12.14 | 215,617 |
| ING MAP PLUS NP17 | 45,817.361 | 12.12 | 555,306 |
| ING MAP PLUS NP18 | 6,143.966 | 12.10 | 74,342 |
| ING MAP PLUS NP19 | 37,838.965 | 12.09 | 457,473 |
| ING MAP PLUS NP20 | 5,541.184 | 12.07 | 66,882 |
| ING MAP PLUS NP21 | 28,259.648 | 12.06 | 340,811 |
| ING MAP PLUS NP22 | 47,498.349 | 12.04 | 571,880 |
| ING MAP PLUS NP23 | 23,809.514 | 12.02 | 286,190 |
| ING MAP PLUS NP24 | 1,055.918 | 12.01 | 12,682 |
| ING MAP PLUS NP25 | 164.502 | 11.99 | 1,972 |
| ING MAP PLUS NP26 | 20,507.577 | 11.98 | 245,681 |
| ING MAP PLUS NP28 | 7,821.578 | 11.94 | 93,390 |
| ING MAP PLUS NP29 | 4,067.617 | 11.93 | 48,527 |
| ING MAP PLUS NP30 | 68.406 | 11.91 | 815 |
| ING MAP PLUS NP32 | 110.617 | 11.88 | 1,314 |
| Qualified XXXV | 15,114.230 | 11.72 | 177,139 |
| | 799,772.456 | | $ 9,749,729 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 762.677 | $ 12.07 | $ 9,206 |
| Qualified V | 2,039.910 | 12.02 | 24,520 |
| Qualified VI | 740,816.212 | 12.07 | 8,941,652 |
| Qualified X (1.15) | 68,764.470 | 12.10 | 832,050 |
| Qualified X (1.25) | 119,443.862 | 12.07 | 1,441,687 |
| Qualified XII (0.00) | 30.371 | 12.48 | 379 |
| Qualified XII (0.05) | 12,110.894 | 12.48 | 151,144 |
| Qualified XII (0.05) | 21,495.244 | 12.48 | 268,261 |
| Qualified XII (0.25) | 187,611.183 | 12.40 | 2,326,379 |
| Qualified XII (0.30) | 27,936.513 | 12.38 | 345,854 |
| Qualified XII (0.35) | 174,997.460 | 12.36 | 2,162,969 |
| Qualified XII (0.40) | 438.450 | 12.35 | 5,415 |
| Qualified XII (0.50) | 101.944 | 12.34 | 1,258 |
| Qualified XII (0.50) | 151,358.015 | 12.31 | 1,863,217 |
| Qualified XII (0.55) | 44,315.391 | 12.30 | 545,079 |
| Qualified XII (0.60) | 121,823.860 | 12.28 | 1,495,997 |
| Qualified XII (0.65) | 29,775.689 | 12.27 | 365,348 |
| Qualified XII (0.70) | 44,810.191 | 12.25 | 548,925 |
| Qualified XII (0.75) | 6,685.164 | 12.23 | 81,760 |
| Qualified XII (0.80) | 57,237.871 | 12.22 | 699,447 |
| Qualified XII (0.85) | 91,089.179 | 12.20 | 1,111,288 |
| Qualified XII (0.90) | 21,983.905 | 12.18 | 267,764 |
| Qualified XII (0.95) | 150,470.192 | 12.17 | 1,831,222 |
| Qualified XII (1.00) | 84,834.237 | 12.15 | 1,030,736 |
| Qualified XII (1.05) | 68,901.340 | 12.13 | 835,773 |
| Qualified XII (1.10) | 13,246.932 | 12.12 | 160,553 |
| Qualified XII (1.15) | 48,074.950 | 12.10 | 581,707 |
| Qualified XII (1.20) | 3,858.123 | 12.09 | 46,645 |
| Qualified XII (1.25) | 33,843.614 | 12.07 | 408,492 |
| Qualified XII (1.30) | 208.172 | 12.05 | 2,508 |
| Qualified XII (1.40) | 4,824.113 | 12.02 | 57,986 |
| Qualified XII (1.45) | 355.936 | 12.01 | 4,275 |
| Qualified XV | 13,009.694 | 12.17 | 158,328 |
| Qualified XVI | 15,989.789 | 11.99 | 191,718 |
| Qualified XVIII | 6,849.200 | 12.07 | 82,670 |
| Qualified XXI | 38,152.810 | 12.22 | 466,227 |
| Qualified XXV | 710.503 | 12.23 | 8,689 |
| Qualified XXVI | 98.447 | 12.18 | 1,199 |
| Qualified XXXII | 3,673.443 | 12.07 | 44,338 |
| Qualified XXXVI | 5,462.996 | 12.30 | 67,195 |
| Qualified LIII | 11,473.673 | 12.40 | 142,274 |
| Qualified LIV | 11,202.439 | 12.36 | 138,462 |
| Qualified LV | 15,873.915 | 12.42 | 197,154 |
| Qualified LVI | 28,249.784 | 12.43 | 351,145 |
| | 2,484,992.757 | | $ 30,298,895 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2025 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 207,619.872 | $ 12.85 | $ 2,667,915 |
| ING MAP PLUS NP6 | 6,242.987 | 12.77 | 79,723 |
| ING MAP PLUS NP8 | 103,546.659 | 12.73 | 1,318,149 |
| ING MAP PLUS NP9 | 8,139.773 | 12.72 | 103,538 |
| ING MAP PLUS NP10 | 125,966.507 | 12.70 | 1,599,775 |
| ING MAP PLUS NP11 | 49,706.844 | 12.68 | 630,283 |
| ING MAP PLUS NP13 | 29,959.934 | 12.65 | 378,993 |
| ING MAP PLUS NP14 | 49,639.851 | 12.63 | 626,951 |
| ING MAP PLUS NP15 | 49,662.590 | 12.61 | 626,245 |
| ING MAP PLUS NP16 | 5,001.256 | 12.60 | 63,016 |
| ING MAP PLUS NP17 | 32,287.920 | 12.58 | 406,182 |
| ING MAP PLUS NP18 | 12,773.791 | 12.56 | 160,439 |
| ING MAP PLUS NP19 | 31,638.114 | 12.55 | 397,058 |
| ING MAP PLUS NP20 | 10,134.938 | 12.53 | 126,991 |
| ING MAP PLUS NP21 | 81,529.871 | 12.51 | 1,019,939 |
| ING MAP PLUS NP22 | 56,882.939 | 12.50 | 711,037 |
| ING MAP PLUS NP23 | 18,235.483 | 12.48 | 227,579 |
| ING MAP PLUS NP24 | 22,084.969 | 12.46 | 275,179 |
| ING MAP PLUS NP25 | 1,158.058 | 12.45 | 14,418 |
| ING MAP PLUS NP26 | 13,643.109 | 12.43 | 169,584 |
| ING MAP PLUS NP28 | 5,865.195 | 12.40 | 72,728 |
| ING MAP PLUS NP29 | 6,114.435 | 12.38 | 75,697 |
| ING MAP PLUS NP30 | 6,826.601 | 12.36 | 84,377 |
| ING MAP PLUS NP32 | 3,721.273 | 12.33 | 45,883 |
| Qualified XXXV | 18,537.626 | 11.94 | 221,339 |
| | 956,920.595 | | $ 12,103,018 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 1,592.629 | $ 12.48 | $ 19,876 |
| Qualified VI | 924,040.961 | 12.53 | 11,578,233 |
| Qualified X (1.15) | 23,037.821 | 12.57 | 289,585 |
| Qualified X (1.25) | 96,780.129 | 12.53 | 1,212,655 |
| Qualified XII (0.05) | 7,503.352 | 12.96 | 97,243 |
| Qualified XII (0.05) | 233,573.907 | 12.96 | 3,027,118 |
| Qualified XII (0.25) | 253,905.798 | 12.87 | 3,267,768 |
| Qualified XII (0.30) | 24,350.575 | 12.86 | 313,148 |
| Qualified XII (0.35) | 186,430.584 | 12.84 | 2,393,769 |
| Qualified XII (0.40) | 7,855.586 | 12.82 | 100,709 |
| Qualified XII (0.50) | 86,634.283 | 12.79 | 1,108,052 |
| Qualified XII (0.55) | 29,061.984 | 12.77 | 371,122 |
| Qualified XII (0.60) | 240,916.276 | 12.75 | 3,071,683 |
| Qualified XII (0.65) | 23,517.086 | 12.74 | 299,608 |
| Qualified XII (0.70) | 75,727.221 | 12.72 | 963,250 |
| Qualified XII (0.75) | 431.007 | 12.70 | 5,474 |
| Qualified XII (0.80) | 48,509.259 | 12.68 | 615,097 |
| Qualified XII (0.85) | 118,560.048 | 12.67 | 1,502,156 |
| Qualified XII (0.90) | 28,205.121 | 12.65 | 356,795 |
| Qualified XII (0.95) | 226,103.807 | 12.63 | 2,855,691 |
| Qualified XII (1.00) | 150,320.418 | 12.62 | 1,897,044 |
| Qualified XII (1.05) | 63,913.822 | 12.60 | 805,314 |
| Qualified XII (1.10) | 28,203.398 | 12.58 | 354,799 |
| Qualified XII (1.15) | 40,203.705 | 12.57 | 505,361 |
| Qualified XII (1.20) | 9,321.865 | 12.55 | 116,989 |
| Qualified XII (1.25) | 22,806.093 | 12.53 | 285,760 |
| Qualified XII (1.30) | 4,652.311 | 12.52 | 58,247 |
| Qualified XII (1.35) | 128.733 | 12.50 | 1,609 |
| Qualified XII (1.40) | 15,455.087 | 12.48 | 192,879 |
| Qualified XII (1.45) | 2,173.457 | 12.47 | 27,103 |
| Qualified XV | 844.037 | 12.63 | 10,660 |
| Qualified XVI | 25,632.350 | 12.45 | 319,123 |
| Qualified XVII | 121.583 | 12.53 | 1,523 |
| Qualified XVIII | 289.678 | 12.53 | 3,630 |
| Qualified XXI | 14,612.976 | 12.68 | 185,293 |
| Qualified XXV | 9,318.106 | 12.70 | 118,340 |
| Qualified XXVI | 599.539 | 12.65 | 7,584 |
| Qualified XXVIII | 29,279.340 | 9.87 | 288,987 |
| Qualified XXXII | 989.562 | 12.53 | 12,399 |
| Qualified XXXVI | 250.345 | 12.77 | 3,197 |
| Qualified LIII | 21,340.001 | 12.87 | 274,646 |
| Qualified LIV | 18,618.133 | 12.83 | 238,871 |
| Qualified LV | 11,482.411 | 12.90 | 148,123 |
| Qualified LVI | 19,904.718 | 12.91 | 256,970 |
| | 3,127,199.102 | | $ 39,563,483 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 83,771.137 | $ 13.32 | $ 1,115,832 |
| ING MAP PLUS NP6 | 3,009.927 | 13.23 | 39,821 |
| ING MAP PLUS NP8 | 161,060.325 | 13.19 | 2,124,386 |
| ING MAP PLUS NP9 | 20,614.406 | 13.17 | 271,492 |
| ING MAP PLUS NP10 | 73,493.035 | 13.16 | 967,168 |
| ING MAP PLUS NP11 | 44,864.290 | 13.14 | 589,517 |
| ING MAP PLUS NP13 | 17,955.717 | 13.10 | 235,220 |
| ING MAP PLUS NP14 | 57,241.938 | 13.09 | 749,297 |
| ING MAP PLUS NP15 | 58,364.426 | 13.07 | 762,823 |
| ING MAP PLUS NP17 | 54,259.064 | 13.03 | 706,996 |
| ING MAP PLUS NP18 | 6,602.892 | 13.02 | 85,970 |
| ING MAP PLUS NP19 | 12,993.292 | 13.00 | 168,913 |
| ING MAP PLUS NP20 | 8,372.212 | 12.98 | 108,671 |
| ING MAP PLUS NP21 | 35,538.525 | 12.96 | 460,579 |
| ING MAP PLUS NP22 | 65,791.778 | 12.95 | 852,004 |
| ING MAP PLUS NP23 | 6,919.683 | 12.93 | 89,472 |
| ING MAP PLUS NP24 | 3,458.905 | 12.91 | 44,654 |
| ING MAP PLUS NP25 | 1,050.936 | 12.89 | 13,547 |
| ING MAP PLUS NP26 | 9,732.156 | 12.88 | 125,350 |
| ING MAP PLUS NP28 | 7,634.611 | 12.84 | 98,028 |
| ING MAP PLUS NP29 | 8,834.386 | 12.83 | 113,345 |
| ING MAP PLUS NP30 | 3,518.486 | 12.81 | 45,072 |
| ING MAP PLUS NP32 | 1,150.482 | 12.77 | 14,692 |
| Qualified XXXV | 3,847.016 | 12.24 | 47,087 |
| | 750,079.625 | | $ 9,829,936 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 524,485.774 | $ 12.97 | $ 6,802,580 |
| Qualified X (1.15) | 9,627.709 | 13.01 | 125,256 |
| Qualified X (1.25) | 48,484.989 | 12.97 | 628,850 |
| Qualified XII (0.00) | 3.729 | 13.41 | 50 |
| Qualified XII (0.05) | 14,584.333 | 13.41 | 195,576 |
| Qualified XII (0.05) | 21,366.775 | 13.41 | 286,528 |
| Qualified XII (0.25) | 232,729.205 | 13.32 | 3,099,953 |
| Qualified XII (0.30) | 27,959.627 | 13.30 | 371,863 |
| Qualified XII (0.35) | 116,661.940 | 13.29 | 1,550,437 |
| Qualified XII (0.40) | 3,337.542 | 13.27 | 44,289 |
| Qualified XII (0.50) | 617.692 | 13.26 | 8,191 |
| Qualified XII (0.50) | 81,082.686 | 13.23 | 1,072,724 |
| Qualified XII (0.55) | 25,437.986 | 13.22 | 336,290 |
| Qualified XII (0.60) | 103,554.697 | 13.20 | 1,366,922 |
| Qualified XII (0.65) | 15,910.979 | 13.18 | 209,707 |
| Qualified XII (0.70) | 71,264.518 | 13.16 | 937,841 |
| Qualified XII (0.75) | 1,449.310 | 13.15 | 19,058 |
| Qualified XII (0.80) | 9,217.532 | 13.13 | 121,026 |
| Qualified XII (0.85) | 165,296.957 | 13.11 | 2,167,043 |
| Qualified XII (0.90) | 29,796.147 | 13.09 | 390,032 |
| Qualified XII (0.95) | 178,983.706 | 13.08 | 2,341,107 |
| Qualified XII (1.00) | 143,179.516 | 13.06 | 1,869,924 |
| Qualified XII (1.05) | 49,043.710 | 13.04 | 639,530 |
| Qualified XII (1.10) | 12,883.827 | 13.02 | 167,747 |
| Qualified XII (1.15) | 37,838.813 | 13.01 | 492,283 |
| Qualified XII (1.20) | 13,812.776 | 12.99 | 179,428 |
| Qualified XII (1.25) | 29,607.745 | 12.97 | 384,012 |
| Qualified XII (1.30) | 670.127 | 12.95 | 8,678 |
| Qualified XII (1.40) | 14,870.803 | 12.92 | 192,131 |
| Qualified XII (1.45) | 177.432 | 12.90 | 2,289 |
| Qualified XII (1.50) | 1,810.463 | 12.88 | 23,319 |
| Qualified XV | 258.830 | 13.08 | 3,385 |
| Qualified XVI | 34,807.773 | 12.88 | 448,324 |
| Qualified XVIII | 1,595.199 | 12.97 | 20,690 |
| Qualified XXI | 8,960.594 | 13.13 | 117,653 |
| Qualified XXV | 5,010.537 | 13.15 | 65,889 |
| Qualified XXVI | 122.994 | 13.09 | 1,610 |
| Qualified XXXII | 2,199.766 | 12.97 | 28,531 |
| Qualified XXXVI | 5,302.486 | 13.22 | 70,099 |
| Qualified LIII | 19,280.465 | 13.32 | 256,816 |
| Qualified LIV | 8,291.826 | 13.28 | 110,115 |
| Qualified LV | 24,970.367 | 13.35 | 333,354 |
| Qualified LVI | 3,992.789 | 13.36 | 53,344 |
| | 2,100,542.671 | | $ 27,544,474 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 151,348.809 | $ 13.75 | $ 2,081,046 |
| ING MAP PLUS NP6 | 8,196.671 | 13.66 | 111,967 |
| ING MAP PLUS NP8 | 137,664.825 | 13.62 | 1,874,995 |
| ING MAP PLUS NP9 | 31,270.596 | 13.60 | 425,280 |
| ING MAP PLUS NP10 | 9,792.216 | 13.59 | 133,076 |
| ING MAP PLUS NP11 | 27,758.279 | 13.57 | 376,680 |
| ING MAP PLUS NP13 | 26,646.123 | 13.53 | 360,522 |
| ING MAP PLUS NP14 | 25,241.902 | 13.51 | 341,018 |
| ING MAP PLUS NP15 | 52,905.132 | 13.50 | 714,219 |
| ING MAP PLUS NP17 | 26,705.454 | 13.46 | 359,455 |
| ING MAP PLUS NP18 | 4,509.654 | 13.44 | 60,610 |
| ING MAP PLUS NP19 | 1,862.198 | 13.42 | 24,991 |
| ING MAP PLUS NP20 | 2,322.122 | 13.41 | 31,140 |
| ING MAP PLUS NP21 | 23,279.076 | 13.39 | 311,707 |
| ING MAP PLUS NP22 | 10,160.589 | 13.37 | 135,847 |
| ING MAP PLUS NP23 | 13,790.559 | 13.35 | 184,104 |
| ING MAP PLUS NP24 | 3,534.130 | 13.33 | 47,110 |
| ING MAP PLUS NP25 | 1,636.990 | 13.32 | 21,805 |
| ING MAP PLUS NP26 | 2,311.986 | 13.30 | 30,749 |
| ING MAP PLUS NP28 | 8,048.394 | 13.26 | 106,722 |
| ING MAP PLUS NP29 | 2,867.761 | 13.24 | 37,969 |
| ING MAP PLUS NP30 | 1,786.342 | 13.23 | 23,633 |
| ING MAP PLUS NP32 | 2,885.095 | 13.19 | 38,054 |
| Qualified XXXV | 2,003.619 | 12.42 | 24,885 |
| | 578,528.522 | | $ 7,857,584 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 406,376.472 | $ 13.38 | $ 5,437,317 |
| Qualified X (1.15) | 9,264.115 | 13.42 | 124,324 |
| Qualified X (1.25) | 32,509.081 | 13.38 | 434,972 |
| Qualified XII (0.00) | 66.095 | 13.84 | 915 |
| Qualified XII (0.05) | 13,254.009 | 13.84 | 183,435 |
| Qualified XII (0.05) | 35,876.378 | 13.84 | 496,529 |
| Qualified XII (0.25) | 83,862.188 | 13.75 | 1,153,105 |
| Qualified XII (0.30) | 24,326.837 | 13.73 | 334,007 |
| Qualified XII (0.35) | 12,540.374 | 13.71 | 171,929 |
| Qualified XII (0.40) | 441.402 | 13.69 | 6,043 |
| Qualified XII (0.50) | 1,443.989 | 13.68 | 19,754 |
| Qualified XII (0.50) | 44,478.129 | 13.66 | 607,571 |
| Qualified XII (0.55) | 11,576.804 | 13.64 | 157,908 |
| Qualified XII (0.60) | 40,035.346 | 13.62 | 545,281 |
| Qualified XII (0.65) | 7,939.959 | 13.60 | 107,983 |
| Qualified XII (0.70) | 42,155.705 | 13.58 | 572,474 |
| Qualified XII (0.75) | 1,594.809 | 13.56 | 21,626 |
| Qualified XII (0.80) | 27,173.043 | 13.55 | 368,195 |
| Qualified XII (0.85) | 75,668.863 | 13.53 | 1,023,800 |
| Qualified XII (0.90) | 8,193.317 | 13.51 | 110,692 |
| Qualified XII (0.95) | 95,845.621 | 13.49 | 1,292,957 |
| Qualified XII (1.00) | 113,690.748 | 13.47 | 1,531,414 |
| Qualified XII (1.05) | 42,982.127 | 13.46 | 578,539 |
| Qualified XII (1.10) | 15,364.086 | 13.44 | 206,493 |
| Qualified XII (1.15) | 14,279.766 | 13.42 | 191,634 |
| Qualified XII (1.20) | 15,053.741 | 13.40 | 201,720 |
| Qualified XII (1.25) | 19,854.007 | 13.38 | 265,647 |
| Qualified XII (1.30) | 167.099 | 13.37 | 2,234 |
| Qualified XII (1.35) | 16.137 | 13.35 | 215 |
| Qualified XII (1.40) | 13,264.194 | 13.33 | 176,812 |
| Qualified XII (1.45) | 153.056 | 13.31 | 2,037 |
| Qualified XV | 931.579 | 13.49 | 12,567 |
| Qualified XVI | 14,185.416 | 13.29 | 188,524 |
| Qualified XXI | 9,808.030 | 13.55 | 132,899 |
| Qualified XXV | 620.932 | 13.56 | 8,420 |
| Qualified XXVI | 1,715.406 | 13.51 | 23,175 |
| Qualified XXVIII | 1,027.587 | 9.89 | 10,163 |
| Qualified XXXVI | 10,654.275 | 13.64 | 145,324 |
| Qualified LIII | 14,351.951 | 13.75 | 197,339 |
| Qualified LIV | 9,148.595 | 13.71 | 125,427 |
| Qualified LV | 20,391.063 | 13.78 | 280,989 |
| Qualified LVI | 705.773 | 13.78 | 9,726 |
| | 1,292,988.104 | | $ 17,462,115 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 7,023.270 | $ 11.65 | $ 81,821 |
| ING MAP PLUS NP6 | 32,622.733 | 11.58 | 377,771 |
| ING MAP PLUS NP8 | 144,722.104 | 11.54 | 1,670,093 |
| ING MAP PLUS NP10 | 349,822.222 | 11.51 | 4,026,454 |
| ING MAP PLUS NP11 | 23,595.898 | 11.50 | 271,353 |
| ING MAP PLUS NP13 | 1,033.332 | 11.47 | 11,852 |
| ING MAP PLUS NP14 | 4,994.416 | 11.45 | 57,186 |
| ING MAP PLUS NP15 | 11,245.735 | 11.44 | 128,651 |
| ING MAP PLUS NP17 | 2,801.160 | 11.41 | 31,961 |
| ING MAP PLUS NP18 | 1,937.504 | 11.39 | 22,068 |
| ING MAP PLUS NP19 | 5,106.253 | 11.38 | 58,109 |
| ING MAP PLUS NP20 | 14,182.514 | 11.36 | 161,113 |
| ING MAP PLUS NP21 | 28,149.187 | 11.34 | 319,212 |
| ING MAP PLUS NP22 | 1,874.868 | 11.33 | 21,242 |
| ING MAP PLUS NP23 | 1,345.292 | 11.31 | 15,215 |
| ING MAP PLUS NP24 | 424.304 | 11.30 | 4,795 |
| ING MAP PLUS NP25 | 511.480 | 11.28 | 5,769 |
| ING MAP PLUS NP26 | 1,462.469 | 11.27 | 16,482 |
| ING MAP PLUS NP28 | 350.653 | 11.24 | 3,941 |
| ING MAP PLUS NP29 | 168.220 | 11.22 | 1,887 |
| Qualified XXXV | 12,364.290 | 11.35 | 140,335 |
| | 645,737.904 | | $ 7,427,310 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 155,681.344 | $ 11.35 | $ 1,766,983 |
| Qualified X (1.15) | 12,055.179 | 11.38 | 137,188 |
| Qualified X (1.25) | 82,716.503 | 11.35 | 938,832 |
| Qualified XII (0.05) | 1,352.033 | 11.74 | 15,873 |
| Qualified XII (0.05) | 3,513.509 | 11.74 | 41,249 |
| Qualified XII (0.25) | 35,162.850 | 11.66 | 409,999 |
| Qualified XII (0.30) | 56,353.541 | 11.64 | 655,955 |
| Qualified XII (0.35) | 6,465.878 | 11.63 | 75,198 |
| Qualified XII (0.40) | 377.579 | 11.61 | 4,384 |
| Qualified XII (0.50) | 72,215.886 | 11.58 | 836,260 |
| Qualified XII (0.55) | 5,294.866 | 11.57 | 61,262 |
| Qualified XII (0.60) | 21,338.474 | 11.55 | 246,459 |
| Qualified XII (0.65) | 226.511 | 11.54 | 2,614 |
| Qualified XII (0.70) | 3,236.159 | 11.52 | 37,281 |
| Qualified XII (0.75) | 5,311.270 | 11.51 | 61,133 |
| Qualified XII (0.80) | 363.171 | 11.49 | 4,173 |
| Qualified XII (0.85) | 44,499.505 | 11.47 | 510,409 |
| Qualified XII (0.90) | 5,657.537 | 11.46 | 64,835 |
| Qualified XII (0.95) | 48,338.948 | 11.44 | 552,998 |
| Qualified XII (1.00) | 32,055.366 | 11.43 | 366,393 |
| Qualified XII (1.05) | 14,214.056 | 11.41 | 162,182 |
| Qualified XII (1.10) | 4,345.779 | 11.40 | 49,542 |
| Qualified XII (1.15) | 1,333.417 | 11.38 | 15,174 |
| Qualified XII (1.20) | 336.572 | 11.37 | 3,827 |
| Qualified XII (1.25) | 3,711.552 | 11.35 | 42,126 |
| Qualified XII (1.30) | 2.660 | 11.34 | 30 |
| Qualified XII (1.40) | 657.248 | 11.31 | 7,433 |
| Qualified XVI | 1,564.517 | 11.28 | 17,648 |
| Qualified XVIII | 791.804 | 11.35 | 8,987 |
| Qualified XXI | 2,391.768 | 11.49 | 27,481 |
| Qualified XXXII | 1,177.812 | 11.35 | 13,368 |
| Qualified LIV | 1,177.157 | 11.63 | 13,690 |
| Qualified LV | 20,021.220 | 11.69 | 234,048 |
| Qualified LVI | 2.890 | 11.69 | 34 |
| | 643,944.561 | | $ 7,385,048 |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 28,775.555 | $ 12.70 | $ 365,450 |
| | 28,775.555 | | $ 365,450 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 53,680.912 | $         13.59 | $        729,524 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 185.990 | 13.39 | 2,490 |
| ING MAP PLUS NP8 | 258.100 | 12.10 | 3,123 |
| ING MAP PLUS NP12 | 56.778 | 12.05 | 684 |
| ING MAP PLUS NP15 | 2,645.599 | 12.01 | 31,774 |
| ING MAP PLUS NP18 | 1,083.313 | 11.98 | 12,978 |
| ING MAP PLUS NP20 | 1,056.608 | 11.95 | 12,626 |
| ING MAP PLUS NP26 | 62.840 | 11.88 | 747 |
| ING MAP PLUS NP28 | 3,207.765 | 11.86 | 38,044 |
| ING MAP PLUS NP29 | 245.334 | 11.84 | 2,905 |
| Qualified V | 1,792.625 | 13.32 | 23,878 |
| Qualified VI | 11,349,582.190 | 13.39 | 151,970,906 |
| Qualified VIII | 15,273.263 | 13.38 | 204,356 |
| Qualified X (1.15) | 408,576.049 | 13.42 | 5,483,091 |
| Qualified X (1.25) | 750,960.491 | 13.80 | 10,363,255 |
| Qualified XII (0.00) | 17.162 | 14.35 | 246 |
| Qualified XII (0.05) | 168,996.071 | 14.35 | 2,425,094 |
| Qualified XII (0.20) | 100,281.143 | 14.18 | 1,421,987 |
| Qualified XII (0.25) | 28,847.689 | 14.18 | 409,060 |
| Qualified XII (0.30) | 76,716.206 | 13.76 | 1,055,615 |
| Qualified XII (0.35) | 52,729.828 | 14.13 | 745,072 |
| Qualified XII (0.40) | 55,809.459 | 13.72 | 765,706 |
| Qualified XII (0.45) | 841.499 | 13.70 | 11,529 |
| Qualified XII (0.50) | 424,163.374 | 14.13 | 5,993,428 |
| Qualified XII (0.50) | 108,490.627 | 13.72 | 1,488,491 |
| Qualified XII (0.55) | 183,460.889 | 14.01 | 2,570,287 |
| Qualified XII (0.60) | 310,862.380 | 13.99 | 4,348,965 |
| Qualified XII (0.65) | 53,236.986 | 13.95 | 742,656 |
| Qualified XII (0.70) | 427,747.498 | 13.92 | 5,954,245 |
| Qualified XII (0.75) | 402,624.981 | 13.88 | 5,588,435 |
| Qualified XII (0.80) | 1,029,744.753 | 14.00 | 14,416,427 |
| Qualified XII (0.85) | 1,097,828.114 | 13.54 | 14,864,593 |
| Qualified XII (0.90) | 74,483.879 | 13.95 | 1,039,050 |
| Qualified XII (0.95) | 1,639,397.437 | 13.95 | 22,869,594 |
| Qualified XII (1.00) | 2,600,163.595 | 13.48 | 35,050,205 |
| Qualified XII (1.05) | 325,462.600 | 13.46 | 4,380,727 |
| Qualified XII (1.10) | 253,546.920 | 13.44 | 3,407,671 |
| Qualified XII (1.15) | 220,002.209 | 13.84 | 3,044,831 |
| Qualified XII (1.20) | 108,033.339 | 13.41 | 1,448,727 |
| Qualified XII (1.25) | 154,634.007 | 13.80 | 2,133,949 |
| Qualified XII (1.30) | 12,859.277 | 13.78 | 177,201 |
| Qualified XII (1.35) | 11,270.441 | 13.35 | 150,460 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.40) | 49,570.103 | $ 13.33 | $ 660,769 |
| Qualified XII (1.45) | 5,365.324 | 13.31 | 71,412 |
| Qualified XII (1.50) | 8,707.117 | 13.29 | 115,718 |
| Qualified XV | 134,089.125 | 13.50 | 1,810,203 |
| Qualified XVI | 260,787.827 | 13.29 | 3,465,870 |
| Qualified XVII | 16,111.441 | 13.39 | 215,732 |
| Qualified XVIII | 31,230.448 | 13.39 | 418,176 |
| Qualified XXI | 256,546.057 | 13.56 | 3,478,765 |
| Qualified XXII | 95.213 | 13.70 | 1,304 |
| Qualified XXV | 162,993.390 | 13.58 | 2,213,450 |
| Qualified XXVI | 121,342.359 | 13.52 | 1,640,549 |
| Qualified XXVII | 3,997,571.043 | 13.57 | 54,247,039 |
| Qualified XXVIII | 443,635.881 | 13.57 | 6,020,139 |
| Qualified XXXII | 18,121.382 | 13.39 | 242,645 |
| Qualified XXXVI | 82,810.473 | 13.66 | 1,131,191 |
| Qualified LIII | 215,746.435 | 14.37 | 3,100,276 |
| Qualified LIV | 83,507.295 | 14.33 | 1,196,660 |
| Qualified LV | 167,012.749 | 14.40 | 2,404,984 |
| Qualified LVI | 102,736.813 | 14.41 | 1,480,437 |
| | 28,668,900.695 | | $ 389,299,951 |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 1,435.133 | $ 13.94 | $ 20,006 |
| ING MAP PLUS NP8 | 1,351.634 | 13.75 | 18,585 |
| ING MAP PLUS NP11 | 11,455.023 | 13.67 | 156,590 |
| ING MAP PLUS NP12 | 6,516.049 | 13.65 | 88,944 |
| ING MAP PLUS NP20 | 11,605.727 | 13.43 | 155,865 |
| ING MAP PLUS NP23 | 965.804 | 13.36 | 12,903 |
| ING MAP PLUS NP26 | 32.350 | 13.28 | 430 |
| Qualified VI | 23.446 | 9.93 | 233 |
| Qualified XII (1.00) | 5,974.915 | 10.08 | 60,227 |
| | 39,360.081 | | $ 513,783 |
| **ING T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 91,886.937 | $ 12.57 | $ 1,155,019 |
| | 91,886.937 | | $ 1,155,019 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 88,391.133 | $10.39 to $17.35 | $    1,362,806 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,089.528 | 14.22 | 43,933 |
| Qualified V | 1,772.841 | 26.03 | 46,147 |
| Qualified VI | 3,376,758.709 | 26.01 | 87,829,494 |
| Qualified VIII | 2,658.639 | 26.53 | 70,534 |
| Qualified X (1.15) | 166,326.944 | 29.50 | 4,906,645 |
| Qualified X (1.25) | 304,257.782 | 23.96 | 7,290,016 |
| Qualified XII (0.00) | 44.489 | 17.78 | 791 |
| Qualified XII (0.05) | 19,728.074 | 28.22 | 556,726 |
| Qualified XII (0.20) | 76,726.446 | 17.44 | 1,338,109 |
| Qualified XII (0.25) | 3,794.122 | 17.36 | 65,866 |
| Qualified XII (0.30) | 200,701.465 | 17.28 | 3,468,121 |
| Qualified XII (0.35) | 26,613.711 | 17.19 | 457,490 |
| Qualified XII (0.40) | 16,766.858 | 26.09 | 437,447 |
| Qualified XII (0.45) | 361.447 | 17.03 | 6,155 |
| Qualified XII (0.50) | 6,007.165 | 14.89 | 89,447 |
| Qualified XII (0.50) | 250,854.639 | 17.71 | 4,442,636 |
| Qualified XII (0.55) | 93,735.292 | 16.87 | 1,581,314 |
| Qualified XII (0.60) | 163,563.201 | 16.79 | 2,746,226 |
| Qualified XII (0.65) | 157,029.453 | 16.70 | 2,622,392 |
| Qualified XII (0.70) | 303,391.332 | 16.62 | 5,042,364 |
| Qualified XII (0.75) | 340,259.837 | 16.54 | 5,627,898 |
| Qualified XII (0.80) | 425,735.620 | 18.14 | 7,722,844 |
| Qualified XII (0.85) | 336,595.675 | 25.10 | 8,448,551 |
| Qualified XII (0.90) | 18,687.849 | 17.44 | 325,916 |
| Qualified XII (0.95) | 1,050,004.721 | 24.81 | 26,050,617 |
| Qualified XII (1.00) | 941,943.779 | 24.67 | 23,237,753 |
| Qualified XII (1.05) | 111,470.062 | 24.52 | 2,733,246 |
| Qualified XII (1.10) | 59,841.384 | 24.38 | 1,458,933 |
| Qualified XII (1.15) | 69,959.479 | 24.24 | 1,695,818 |
| Qualified XII (1.20) | 26,132.972 | 24.10 | 629,805 |
| Qualified XII (1.25) | 87,681.092 | 23.96 | 2,100,839 |
| Qualified XII (1.30) | 3,001.503 | 23.82 | 71,496 |
| Qualified XII (1.35) | 2,269.727 | 23.68 | 53,747 |
| Qualified XII (1.40) | 13,009.655 | 23.54 | 306,247 |
| Qualified XII (1.45) | 2,188.404 | 23.41 | 51,231 |
| Qualified XII (1.50) | 1,234.766 | 23.27 | 28,733 |
| Qualified XV | 12,333.002 | 26.88 | 331,511 |
| Qualified XVI | 103,162.861 | 25.32 | 2,612,084 |
| Qualified XVII | 10,725.408 | 26.01 | 278,968 |
| Qualified XVIII | 12,761.503 | 29.13 | 371,743 |
| Qualified XXI | 48,671.649 | 27.23 | 1,325,329 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XXII | 51.384 | $ 27.78 | $ 1,427 |
| Qualified XXV | 13,688.706 | 26.97 | 369,184 |
| Qualified XXVI | 22,189.094 | 26.67 | 591,783 |
| Qualified XXVII | 1,294,160.199 | 30.54 | 39,523,652 |
| Qualified XXVIII | 706,963.979 | 30.45 | 21,527,053 |
| Qualified XXXII | 10,691.001 | 14.36 | 153,523 |
| Qualified XXXIII (0.65) | 7,776.565 | 14.67 | 114,082 |
| Qualified XXXVI | 11,043.923 | 14.76 | 163,008 |
| Qualified LIII | 29,469.034 | 14.12 | 416,103 |
| Qualified LIV | 56,241.023 | 14.08 | 791,874 |
| Qualified LV | 83,561.419 | 14.15 | 1,182,394 |
| Qualified LVI | 22,841.047 | 14.15 | 323,201 |
| | 11,198,921.592 | | $ 275,025,252 |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 7,327.651 | $ 14.14 | $ 103,613 |
| ING MAP PLUS NP9 | 2,058.947 | 13.92 | 28,661 |
| ING MAP PLUS NP10 | 15,796.440 | 13.89 | 219,413 |
| ING MAP PLUS NP11 | 22,750.514 | 13.86 | 315,322 |
| ING MAP PLUS NP16 | 2,006.428 | 13.73 | 27,548 |
| ING MAP PLUS NP17 | 13,423.988 | 13.70 | 183,909 |
| ING MAP PLUS NP18 | 858.552 | 13.67 | 11,736 |
| ING MAP PLUS NP21 | 1,308.171 | 13.59 | 17,778 |
| ING MAP PLUS NP22 | 830.856 | 13.57 | 11,275 |
| ING MAP PLUS NP23 | 489.555 | 13.54 | 6,629 |
| ING MAP PLUS NP24 | 1,808.618 | 13.51 | 24,434 |
| ING MAP PLUS NP25 | 845.071 | 13.49 | 11,400 |
| ING MAP PLUS NP26 | 1,532.843 | 13.46 | 20,632 |
| ING MAP PLUS NP27 | 344.354 | 13.44 | 4,628 |
| ING MAP PLUS NP28 | 1,327.195 | 13.41 | 17,798 |
| ING MAP PLUS NP30 | 1,038.624 | 13.36 | 13,876 |
| ING MAP PLUS NP32 | 297.333 | 13.31 | 3,958 |
| Qualified XII (1.00) | 13,680.550 | 15.48 | 211,775 |
| | 87,725.690 | | $ 1,234,385 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 357.884 | $ 12.72 | $ 4,552 |
| ING MAP PLUS NP17 | 4.528 | 12.81 | 58 |
| ING MAP PLUS NP25 | 438.251 | 12.73 | 5,579 |
| Qualified VI | 151,871.542 | 12.72 | 1,931,806 |
| Qualified XII (0.00) | 345.114 | 12.99 | 4,483 |
| Qualified XII (0.25) | 35.324 | 12.93 | 457 |
| Qualified XII (0.40) | 487.626 | 12.90 | 6,290 |
| Qualified XII (0.50) | 69,960.323 | 12.88 | 901,089 |
| Qualified XII (0.55) | 971.462 | 12.87 | 12,503 |
| Qualified XII (0.60) | 1,180.181 | 12.86 | 15,177 |
| Qualified XII (0.65) | 656.419 | 12.85 | 8,435 |
| Qualified XII (0.70) | 5,270.737 | 12.83 | 67,624 |
| Qualified XII (0.75) | 3,970.349 | 12.82 | 50,900 |
| Qualified XII (0.80) | 19,551.931 | 12.81 | 250,460 |
| Qualified XII (0.85) | 14,088.939 | 12.80 | 180,338 |
| Qualified XII (0.90) | 1,340.178 | 12.79 | 17,141 |
| Qualified XII (0.95) | 28,130.624 | 12.78 | 359,509 |
| Qualified XII (1.00) | 92,850.767 | 12.77 | 1,185,704 |
| Qualified XII (1.05) | 3,384.136 | 12.76 | 43,182 |
| Qualified XII (1.10) | 3,529.991 | 12.75 | 45,007 |
| Qualified XII (1.15) | 7,541.870 | 12.74 | 96,083 |
| Qualified XII (1.20) | 1,908.218 | 12.73 | 24,292 |
| Qualified XII (1.25) | 4,608.743 | 12.72 | 58,623 |
| Qualified XII (1.35) | 809.072 | 12.70 | 10,275 |
| Qualified XII (1.40) | 395.978 | 12.68 | 5,021 |
| Qualified XII (1.45) | 11.912 | 12.67 | 151 |
| Qualified XV | 230.631 | 12.78 | 2,947 |
| Qualified XVI | 1,434.791 | 12.66 | 18,164 |
| Qualified XVII | 54.597 | 12.72 | 694 |
| Qualified XXI | 4,053.140 | 12.81 | 51,921 |
| Qualified XXV | 1,395.678 | 12.82 | 17,893 |
| Qualified XXVI | 128.323 | 12.79 | 1,641 |
| Qualified LIII | 1,572.189 | 12.92 | 20,313 |
| Qualified LIV | 2,037.122 | 12.88 | 26,238 |
| Qualified LV | 663.837 | 12.95 | 8,597 |
| | 425,272.407 | | $ 5,433,147 |
| **ING Thornburg Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 41,369.030 | $ 12.60 | $ 521,250 |
| | 41,369.030 | | $ 521,250 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 57,875.896 | $7.56 to $29.26 | $ 831,426 |
| Contracts in accumulation period: | | | |
| Qualified V | 449.420 | 28.73 | 12,912 |
| Qualified VI | 1,023,020.430 | 29.26 | 29,933,578 |
| Qualified VIII | 4,082.084 | 25.13 | 102,583 |
| Qualified X (1.15) | 41,524.940 | 12.84 | 533,180 |
| Qualified X (1.25) | 123,209.547 | 12.72 | 1,567,225 |
| Qualified XII (0.05) | 9,808.776 | 31.75 | 311,429 |
| Qualified XII (0.20) | 18,709.763 | 14.24 | 266,427 |
| Qualified XII (0.25) | 1,388.629 | 14.17 | 19,677 |
| Qualified XII (0.30) | 14,977.228 | 14.10 | 211,179 |
| Qualified XII (0.35) | 3,686.579 | 14.03 | 51,723 |
| Qualified XII (0.40) | 7,892.680 | 20.51 | 161,879 |
| Qualified XII (0.45) | 5.887 | 13.90 | 82 |
| Qualified XII (0.50) | 6,244.583 | 12.38 | 77,308 |
| Qualified XII (0.50) | 53,234.433 | 14.68 | 781,481 |
| Qualified XII (0.55) | 42,500.818 | 13.77 | 585,236 |
| Qualified XII (0.60) | 35,793.393 | 13.70 | 490,369 |
| Qualified XII (0.65) | 3,778.825 | 13.63 | 51,505 |
| Qualified XII (0.70) | 157,172.892 | 13.57 | 2,132,836 |
| Qualified XII (0.75) | 78,020.016 | 13.50 | 1,053,270 |
| Qualified XII (0.80) | 184,218.619 | 15.21 | 2,801,965 |
| Qualified XII (0.85) | 247,702.854 | 19.73 | 4,887,177 |
| Qualified XII (0.90) | 10,884.140 | 14.57 | 158,582 |
| Qualified XII (0.95) | 267,335.957 | 19.50 | 5,213,051 |
| Qualified XII (1.00) | 677,430.346 | 19.39 | 13,135,374 |
| Qualified XII (1.05) | 47,388.277 | 19.28 | 913,646 |
| Qualified XII (1.10) | 39,555.187 | 19.16 | 757,877 |
| Qualified XII (1.15) | 40,248.629 | 19.05 | 766,736 |
| Qualified XII (1.20) | 14,750.913 | 18.94 | 279,382 |
| Qualified XII (1.25) | 21,759.644 | 18.83 | 409,734 |
| Qualified XII (1.30) | 1,157.291 | 18.72 | 21,664 |
| Qualified XII (1.35) | 127.477 | 18.61 | 2,372 |
| Qualified XII (1.40) | 8,597.730 | 18.51 | 159,144 |
| Qualified XII (1.45) | 1,231.035 | 18.40 | 22,651 |
| Qualified XII (1.50) | 470.048 | 18.29 | 8,597 |
| Qualified XV | 14,910.609 | 30.25 | 451,046 |
| Qualified XVI | 22,339.224 | 28.48 | 636,221 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Thornburg Value Portfolio - Initial Class (continued)** | | | |
| Qualified XVII | 625.834 | $ 29.26 | $ 18,312 |
| Qualified XVIII | 4,334.274 | 12.72 | 55,132 |
| Qualified XXI | 12,246.499 | 30.64 | 375,233 |
| Qualified XXV | 6,867.866 | 30.34 | 208,371 |
| Qualified XXVI | 3,039.451 | 30.01 | 91,214 |
| Qualified XXVII | 988,542.932 | 36.21 | 35,795,140 |
| Qualified XXVIII | 170,167.717 | 36.09 | 6,141,353 |
| Qualified XXXII | 2,866.827 | 14.14 | 40,537 |
| Qualified XXXVI | 8,488.682 | 12.27 | 104,156 |
| Qualified LIII | 15,075.142 | 13.45 | 202,761 |
| Qualified LIV | 21,596.285 | 13.41 | 289,606 |
| Qualified LV | 15,827.324 | 13.47 | 213,194 |
| Qualified LVI | 7,262.573 | 13.48 | 97,899 |
| | 4,540,426.205 | | $ 113,433,432 |
| | | | |
| **ING UBS U.S. Large Cap Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 1,112.511 | $ 11.30 | $ 12,571 |
| | 1,112.511 | | $ 12,571 |
| | | | |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 60,547.140 | $13.48 to $14.55 | $ 861,645 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 568.808 | 13.97 | 7,946 |
| Qualified V | 442.478 | 18.70 | 8,274 |
| Qualified VI | 2,749,283.226 | 19.16 | 52,676,267 |
| Qualified VII | 45,843.830 | 16.24 | 744,504 |
| Qualified VIII | 7,994.192 | 16.15 | 129,106 |
| Qualified IX | 2,665.313 | 16.28 | 43,391 |
| Qualified X (1.15) | 78,454.925 | 19.43 | 1,524,379 |
| Qualified X (1.25) | 363,227.812 | 12.06 | 4,380,527 |
| Qualified XII (0.00) | 5.372 | 13.57 | 73 |
| Qualified XII (0.05) | 17,749.860 | 20.79 | 369,020 |
| Qualified XII (0.20) | 26,918.757 | 13.31 | 358,289 |
| Qualified XII (0.25) | 15,617.637 | 13.25 | 206,934 |
| Qualified XII (0.30) | 12,431.741 | 13.18 | 163,850 |
| Qualified XII (0.35) | 7,349.121 | 13.12 | 96,420 |
| Qualified XII (0.40) | 6,010.711 | 13.13 | 78,921 |
| Qualified XII (0.45) | 847.875 | 13.00 | 11,022 |
| Qualified XII (0.50) | 5,061.733 | 13.29 | 67,270 |
| Qualified XII (0.50) | 153,982.127 | 13.61 | 2,095,697 |
| Qualified XII (0.55) | 38,306.667 | 12.87 | 493,007 |
| Qualified XII (0.60) | 63,715.422 | 12.81 | 816,195 |
| Qualified XII (0.65) | 6,148.359 | 12.75 | 78,392 |
| Qualified XII (0.70) | 155,495.843 | 12.69 | 1,973,242 |
| Qualified XII (0.75) | 172,991.499 | 12.63 | 2,184,883 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.80) | 302,844.587 | $ 13.91 | $ 4,212,568 |
| Qualified XII (0.85) | 445,664.478 | 12.63 | 5,628,742 |
| Qualified XII (0.90) | 12,524.599 | 13.42 | 168,080 |
| Qualified XII (0.95) | 481,970.347 | 12.49 | 6,019,810 |
| Qualified XII (1.00) | 562,838.155 | 12.42 | 6,990,450 |
| Qualified XII (1.05) | 58,202.642 | 12.34 | 718,221 |
| Qualified XII (1.10) | 25,103.134 | 12.27 | 308,015 |
| Qualified XII (1.15) | 87,457.656 | 12.20 | 1,066,983 |
| Qualified XII (1.20) | 8,217.218 | 12.13 | 99,675 |
| Qualified XII (1.25) | 34,406.625 | 12.06 | 414,944 |
| Qualified XII (1.30) | 913.673 | 11.99 | 10,955 |
| Qualified XII (1.35) | 960.907 | 11.92 | 11,454 |
| Qualified XII (1.40) | 11,645.091 | 11.85 | 137,994 |
| Qualified XII (1.45) | 2,140.261 | 11.78 | 25,212 |
| Qualified XII (1.50) | 1,105.123 | 11.71 | 12,941 |
| Qualified XV | 14,879.061 | 19.80 | 294,605 |
| Qualified XVI | 73,846.209 | 18.65 | 1,377,232 |
| Qualified XVII | 36,218.017 | 19.16 | 693,937 |
| Qualified XVIII | 12,826.198 | 19.16 | 245,750 |
| Qualified XIX | 2,213.482 | 12.63 | 27,956 |
| Qualified XX | 1,221.620 | 16.61 | 20,291 |
| Qualified XXI | 29,289.674 | 20.06 | 587,551 |
| Qualified XXV | 8,950.226 | 19.86 | 177,751 |
| Qualified XXVI | 6,299.962 | 19.65 | 123,794 |
| Qualified XXVII | 801,536.114 | 18.50 | 14,828,418 |
| Qualified XXVIII | 458,912.431 | 18.44 | 8,462,345 |
| Qualified XXIX | 2,134.720 | 16.61 | 35,458 |
| Qualified XXX | 33,456.306 | 16.32 | 546,007 |
| Qualified XXXII | 73,873.646 | 14.30 | 1,056,393 |
| Qualified XXXVI | 29,699.791 | 13.17 | 391,146 |
| Qualified LIII | 41,144.771 | 13.01 | 535,293 |
| Qualified LIV | 37,082.197 | 12.97 | 480,956 |
| Qualified LV | 71,704.627 | 13.04 | 935,028 |
| Qualified LVI | 35,033.314 | 13.05 | 457,185 |
| | 7,797,977.310 | | $ 126,472,394 |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 582.134 | $ 11.04 | $ 6,427 |
| | 582.134 | | $ 6,427 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Small Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 12,118.786 | $        10.17 | $        123,248 |
| ING MAP PLUS NP14 | 9,756.525 | 10.14 | 98,931 |
| ING MAP PLUS NP15 | 7,190.118 | 10.13 | 72,836 |
| ING MAP PLUS NP17 | 1,148.462 | 10.12 | 11,622 |
| ING MAP PLUS NP21 | 5.548 | 10.08 | 56 |
| ING MAP PLUS NP26 | 727.454 | 10.04 | 7,304 |
| ING MAP PLUS NP29 | 7.377 | 10.02 | 74 |
| Qualified VI | 9,111.700 | 10.04 | 91,481 |
| Qualified XII (0.40) | 150.321 | 10.18 | 1,530 |
| Qualified XII (0.50) | 122.819 | 10.17 | 1,249 |
| Qualified XII (0.70) | 170.849 | 10.13 | 1,731 |
| Qualified XII (0.80) | 503.526 | 10.12 | 5,096 |
| Qualified XII (0.85) | 383.783 | 10.11 | 3,880 |
| Qualified XII (0.95) | 1,959.173 | 10.09 | 19,768 |
| Qualified XII (1.00) | 12,888.183 | 10.08 | 129,913 |
| Qualified XII (1.05) | 12.743 | 10.07 | 128 |
| Qualified XII (1.10) | 1,318.930 | 10.07 | 13,282 |
| Qualified XII (1.20) | 7.777 | 10.05 | 78 |
| Qualified XII (1.25) | 536.479 | 10.04 | 5,386 |
| Qualified XII (1.30) | 21.039 | 10.03 | 211 |
| Qualified XVI | 9.165 | 10.00 | 92 |
| Qualified XXV | 102.583 | 10.13 | 1,039 |
| Qualified LIII | 92.622 | 10.20 | 945 |
| Qualified LV | 206.076 | 10.22 | 2,106 |
| | 58,552.038 | | $        591,986 |
| **ING Van Kampen Comstock Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 32,845.841 | $        11.63 | $        381,997 |
| | 32,845.841 | | $        381,997 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 132,059.526 | $12.68 to $13.93 | $     1,808,866 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,953.131 | 13.08 | 51,707 |
| ING MAP PLUS NP9 | 6,200.148 | 13.08 | 81,098 |
| ING MAP PLUS NP11 | 77,212.163 | 13.03 | 1,006,074 |
| ING MAP PLUS NP13 | 315.398 | 12.98 | 4,094 |
| ING MAP PLUS NP15 | 16,764.394 | 12.93 | 216,764 |
| ING MAP PLUS NP16 | 4,141.980 | 12.90 | 53,432 |
| ING MAP PLUS NP17 | 23,331.397 | 12.88 | 300,508 |
| ING MAP PLUS NP18 | 54.751 | 12.85 | 704 |
| ING MAP PLUS NP19 | 2,229.669 | 12.83 | 28,607 |
| ING MAP PLUS NP20 | 2,093.276 | 12.80 | 26,794 |
| ING MAP PLUS NP21 | 3,499.604 | 12.78 | 44,725 |
| ING MAP PLUS NP22 | 1,296.795 | 12.75 | 16,534 |
| ING MAP PLUS NP24 | 4,441.291 | 12.70 | 56,404 |
| ING MAP PLUS NP26 | 258.623 | 12.65 | 3,272 |
| ING MAP PLUS NP28 | 4,059.676 | 12.60 | 51,152 |
| ING MAP PLUS NP32 | 229.187 | 12.51 | 2,867 |
| Qualified V | 332.658 | 13.71 | 4,561 |
| Qualified VI | 1,649,942.803 | 13.84 | 22,835,208 |
| Qualified X (1.15) | 71,170.918 | 13.92 | 990,699 |
| Qualified X (1.25) | 252,597.054 | 13.84 | 3,495,943 |
| Qualified XII (0.25) | 278.595 | 14.65 | 4,081 |
| Qualified XII (0.30) | 4,641.987 | 14.61 | 67,819 |
| Qualified XII (0.35) | 248.381 | 14.56 | 3,616 |
| Qualified XII (0.40) | 7,932.035 | 14.52 | 115,173 |
| Qualified XII (0.50) | 2,654.236 | 14.63 | 38,831 |
| Qualified XII (0.50) | 138,952.580 | 14.44 | 2,006,475 |
| Qualified XII (0.55) | 14,947.760 | 14.40 | 215,248 |
| Qualified XII (0.60) | 68,427.748 | 14.36 | 982,622 |
| Qualified XII (0.65) | 19,544.977 | 14.32 | 279,884 |
| Qualified XII (0.70) | 63,986.623 | 14.28 | 913,729 |
| Qualified XII (0.75) | 55,790.904 | 14.24 | 794,462 |
| Qualified XII (0.80) | 109,959.006 | 14.20 | 1,561,418 |
| Qualified XII (0.85) | 177,164.331 | 14.16 | 2,508,647 |
| Qualified XII (0.90) | 50,041.908 | 14.12 | 706,592 |
| Qualified XII (0.95) | 253,925.493 | 14.08 | 3,575,271 |
| Qualified XII (1.00) | 1,286,423.176 | 14.04 | 18,061,381 |
| Qualified XII (1.05) | 52,779.608 | 14.00 | 738,915 |
| Qualified XII (1.10) | 17,457.808 | 13.96 | 243,711 |
| Qualified XII (1.15) | 24,986.604 | 13.92 | 347,814 |
| Qualified XII (1.20) | 5,369.568 | 13.88 | 74,530 |
| Qualified XII (1.25) | 74,787.546 | 13.84 | 1,035,060 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.30) | 2,439.885 | $ 13.80 | $ 33,670 |
| Qualified XII (1.35) | 624.008 | 13.76 | 8,586 |
| Qualified XII (1.40) | 3,358.926 | 13.72 | 46,084 |
| Qualified XII (1.45) | 75.808 | 13.68 | 1,037 |
| Qualified XII (1.50) | 341.132 | 13.64 | 4,653 |
| Qualified XV | 5,389.259 | 14.08 | 75,881 |
| Qualified XVI | 30,100.023 | 13.64 | 410,564 |
| Qualified XVII | 9,539.035 | 13.84 | 132,020 |
| Qualified XVIII | 8,499.484 | 14.04 | 119,333 |
| Qualified XXI | 10,158.780 | 14.20 | 144,255 |
| Qualified XXV | 5,177.893 | 14.24 | 73,733 |
| Qualified XXVI | 1,890.647 | 14.12 | 26,696 |
| Qualified XXVII | 985,817.185 | 16.39 | 16,157,544 |
| Qualified XXXII | 4,392.056 | 13.61 | 59,776 |
| Qualified XXXIII (0.65) | 11,193.135 | 14.55 | 162,860 |
| Qualified LIII | 8,964.563 | 12.05 | 108,023 |
| Qualified LIV | 66,090.267 | 12.01 | 793,744 |
| Qualified LV | 16,459.520 | 12.07 | 198,666 |
| | 5,856,996.922 | | $ 83,912,417 |
| **ING Van Kampen Equity and Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 17,368.686 | $ 11.69 | $ 203,040 |
| | 17,368.686 | | $ 203,040 |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 197,311.643 | $11.95 to $12.29 | $ 2,415,306 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 615.810 | 12.16 | 7,488 |
| Qualified V | 2,537.937 | 12.11 | 30,734 |
| Qualified VI | 9,628,129.546 | 12.16 | 117,078,055 |
| Qualified VIII | 14,405.829 | 12.16 | 175,175 |
| Qualified X (1.15) | 500,010.406 | 12.20 | 6,100,127 |
| Qualified X (1.25) | 1,094,386.432 | 12.16 | 13,307,739 |
| Qualified XII (0.05) | 111,479.637 | 13.08 | 1,458,154 |
| Qualified XII (0.20) | 142,050.782 | 12.54 | 1,781,317 |
| Qualified XII (0.25) | 14,447.626 | 12.52 | 180,884 |
| Qualified XII (0.30) | 177,948.145 | 12.50 | 2,224,352 |
| Qualified XII (0.35) | 35,552.638 | 12.48 | 443,697 |
| Qualified XII (0.40) | 52,484.103 | 12.85 | 674,421 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.45) | 182.753 | $ 12.45 | $ 2,275 |
| Qualified XII (0.50) | 11,187.225 | 12.46 | 139,393 |
| Qualified XII (0.50) | 581,823.565 | 12.89 | 7,499,706 |
| Qualified XII (0.55) | 854,672.735 | 12.78 | 10,922,718 |
| Qualified XII (0.60) | 320,225.387 | 12.76 | 4,086,076 |
| Qualified XII (0.65) | 345,349.645 | 12.72 | 4,392,847 |
| Qualified XII (0.70) | 445,192.977 | 12.36 | 5,502,585 |
| Qualified XII (0.75) | 619,911.097 | 12.66 | 7,848,074 |
| Qualified XII (0.80) | 1,035,603.622 | 12.76 | 13,214,302 |
| Qualified XII (0.85) | 910,277.548 | 12.76 | 11,615,142 |
| Qualified XII (0.90) | 49,866.666 | 12.72 | 634,304 |
| Qualified XII (0.95) | 1,488,392.876 | 12.27 | 18,262,581 |
| Qualified XII (1.00) | 3,507,974.803 | 12.25 | 42,972,691 |
| Qualified XII (1.05) | 476,549.893 | 12.68 | 6,042,653 |
| Qualified XII (1.10) | 312,431.249 | 12.66 | 3,955,380 |
| Qualified XII (1.15) | 202,842.761 | 12.62 | 2,559,876 |
| Qualified XII (1.20) | 107,064.505 | 12.59 | 1,347,942 |
| Qualified XII (1.25) | 306,175.710 | 12.58 | 3,851,690 |
| Qualified XII (1.30) | 16,041.407 | 12.57 | 201,640 |
| Qualified XII (1.35) | 2,989.085 | 12.13 | 36,258 |
| Qualified XII (1.40) | 48,090.503 | 12.82 | 616,520 |
| Qualified XII (1.45) | 13,422.765 | 12.09 | 162,281 |
| Qualified XII (1.50) | 4,995.635 | 12.07 | 60,297 |
| Qualified XV | 44,926.967 | 12.27 | 551,254 |
| Qualified XVI | 242,606.568 | 12.07 | 2,928,261 |
| Qualified XVII | 7,239.627 | 12.16 | 88,034 |
| Qualified XVIII | 55,302.711 | 12.16 | 672,481 |
| Qualified XXI | 112,323.996 | 12.32 | 1,383,832 |
| Qualified XXV | 163,525.105 | 12.34 | 2,017,900 |
| Qualified XXVI | 39,941.347 | 12.28 | 490,480 |
| Qualified XXVII | 1,689,826.701 | 12.27 | 20,734,174 |
| Qualified XXXII | 23,378.749 | 12.16 | 284,286 |
| Qualified XXXIII (0.65) | 13,181.596 | 12.37 | 163,056 |
| Qualified XXXVI | 55,145.989 | 12.41 | 684,362 |
| Qualified LIII | 60,062.491 | 12.68 | 761,592 |
| Qualified LIV | 82,177.271 | 12.64 | 1,038,721 |
| Qualified LV | 70,841.025 | 12.71 | 900,389 |
| Qualified LVI | 60,198.357 | 12.71 | 765,121 |
| | 26,353,303.446 | | $ 325,268,623 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.067 | $ 38.96 | $ 3 |
| Qualified X (1.25) | 907.029 | 12.58 | 11,410 |
| Qualified XII (0.60) | 17.856 | 40.54 | 724 |
| Qualified XII (1.00) | 4,450.447 | 39.56 | 176,060 |
| | 5,375.399 | | $ 188,197 |
| **ING VP Strategic Allocation Conservative Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 69,276.078 | $11.88 to $19.50 | $ 906,455 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 2,266.558 | 12.58 | 28,513 |
| ING MAP PLUS NP9 | 4,223.553 | 12.38 | 52,288 |
| ING MAP PLUS NP10 | 2,898.873 | 12.36 | 35,830 |
| ING MAP PLUS NP11 | 48,248.876 | 12.33 | 594,909 |
| ING MAP PLUS NP12 | 13,327.739 | 12.31 | 164,064 |
| ING MAP PLUS NP14 | 871.373 | 12.26 | 10,683 |
| ING MAP PLUS NP15 | 33.309 | 12.24 | 408 |
| ING MAP PLUS NP16 | 585.815 | 12.21 | 7,153 |
| ING MAP PLUS NP17 | 1,544.394 | 12.19 | 18,826 |
| ING MAP PLUS NP18 | 9,700.781 | 12.17 | 118,059 |
| ING MAP PLUS NP19 | 5,673.721 | 12.14 | 68,879 |
| ING MAP PLUS NP20 | 15,879.737 | 12.12 | 192,462 |
| ING MAP PLUS NP21 | 22,109.585 | 12.09 | 267,305 |
| ING MAP PLUS NP22 | 23,176.769 | 12.07 | 279,744 |
| ING MAP PLUS NP23 | 112.617 | 12.05 | 1,357 |
| ING MAP PLUS NP24 | 1,498.674 | 12.02 | 18,014 |
| ING MAP PLUS NP25 | 128.857 | 12.00 | 1,546 |
| ING MAP PLUS NP26 | 3,616.664 | 11.98 | 43,328 |
| ING MAP PLUS NP28 | 4,232.995 | 11.93 | 50,500 |
| ING MAP PLUS NP29 | 471.083 | 11.91 | 5,611 |
| ING MAP PLUS NP30 | 2,194.030 | 11.88 | 26,065 |
| Qualified V | 192.124 | 19.12 | 3,673 |
| Qualified VI | 528,593.915 | 19.50 | 10,307,581 |
| Qualified X (1.15) | 74,171.673 | 19.83 | 1,470,824 |
| Qualified X (1.25) | 68,736.464 | 19.58 | 1,345,860 |
| Qualified XII (0.00) | 1.935 | 15.47 | 30 |
| Qualified XII (0.05) | 17,028.035 | 21.16 | 360,313 |
| Qualified XII (0.20) | 32.279 | 15.17 | 490 |
| Qualified XII (0.25) | 1,173.950 | 15.10 | 17,727 |
| Qualified XII (0.30) | 7,353.639 | 15.03 | 110,525 |
| Qualified XII (0.35) | 629.039 | 14.96 | 9,410 |
| Qualified XII (0.40) | 65,928.901 | 19.37 | 1,277,043 |
| Qualified XII (0.45) | 20.573 | 14.81 | 305 |
| Qualified XII (0.50) | 16,058.320 | 15.07 | 241,999 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Conservative Portfolio -** | | | |
| **Class I (continued)** | | | |
| Qualified XII (0.50) | 148.451 | $ 13.67 | $ 2,029 |
| Qualified XII (0.55) | 21,101.628 | 14.67 | 309,561 |
| Qualified XII (0.60) | 38,095.284 | 14.60 | 556,191 |
| Qualified XII (0.65) | 2,107.312 | 14.53 | 30,619 |
| Qualified XII (0.70) | 55,720.476 | 14.46 | 805,718 |
| Qualified XII (0.75) | 52,302.285 | 14.39 | 752,630 |
| Qualified XII (0.80) | 66,896.011 | 14.85 | 993,406 |
| Qualified XII (0.85) | 47,464.284 | 18.64 | 884,734 |
| Qualified XII (0.90) | 5,817.317 | 14.62 | 85,049 |
| Qualified XII (0.95) | 96,445.800 | 18.42 | 1,776,532 |
| Qualified XII (1.00) | 297,742.080 | 18.31 | 5,451,657 |
| Qualified XII (1.05) | 37,313.286 | 18.21 | 679,475 |
| Qualified XII (1.10) | 46,006.997 | 18.10 | 832,727 |
| Qualified XII (1.15) | 42,056.401 | 18.00 | 757,015 |
| Qualified XII (1.20) | 8,445.225 | 17.89 | 151,085 |
| Qualified XII (1.25) | 14,426.501 | 17.79 | 256,647 |
| Qualified XII (1.30) | 4,687.723 | 17.69 | 82,926 |
| Qualified XII (1.35) | 20.105 | 17.58 | 353 |
| Qualified XII (1.40) | 8,563.369 | 17.48 | 149,688 |
| Qualified XII (1.45) | 1,289.210 | 17.38 | 22,406 |
| Qualified XII (1.50) | 248.196 | 17.28 | 4,289 |
| Qualified XV | 919.273 | 20.16 | 18,533 |
| Qualified XVI | 20,595.453 | 18.98 | 390,902 |
| Qualified XVII | 11,771.193 | 20.23 | 238,131 |
| Qualified XVIII | 16,094.590 | 20.32 | 327,042 |
| Qualified XXI | 5,091.078 | 20.42 | 103,960 |
| Qualified XXV | 7,286.168 | 20.44 | 148,929 |
| Qualified XXVI | 1,215.197 | 20.22 | 24,571 |
| Qualified XXVII | 117,068.529 | 19.86 | 2,324,981 |
| Qualified XXVIII | 45,023.358 | 19.79 | 891,012 |
| Qualified XXXII | 4,636.273 | 12.44 | 57,675 |
| Qualified XXXIII (0.65) | 3,001.268 | 13.41 | 40,247 |
| Qualified XXXVI | 5,288.557 | 13.51 | 71,448 |
| Qualified LIII | 3,441.254 | 12.03 | 41,398 |
| Qualified LIV | 6,366.716 | 12.00 | 76,401 |
| Qualified LV | 22,741.894 | 12.07 | 274,495 |
| Qualified LVI | 701.621 | 12.08 | 8,476 |
| | 2,130,133.291 | | $ 37,660,717 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 46,021.342 | $11.45 to $14.84 | $ 649,779 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 796.848 | 13.82 | 11,012 |
| ING MAP PLUS NP1 | 13,812.828 | 13.78 | 190,341 |
| ING MAP PLUS NP9 | 1,797.782 | 13.57 | 24,396 |
| ING MAP PLUS NP10 | 2,337.692 | 13.54 | 31,652 |
| ING MAP PLUS NP11 | 54,737.385 | 13.52 | 740,049 |
| ING MAP PLUS NP12 | 23,215.563 | 13.49 | 313,178 |
| ING MAP PLUS NP14 | 3,791.475 | 13.44 | 50,957 |
| ING MAP PLUS NP15 | 314.813 | 13.41 | 4,222 |
| ING MAP PLUS NP16 | 190.509 | 13.38 | 2,549 |
| ING MAP PLUS NP17 | 10,618.129 | 13.36 | 141,858 |
| ING MAP PLUS NP19 | 7,420.225 | 13.31 | 98,763 |
| ING MAP PLUS NP20 | 41,743.590 | 13.28 | 554,355 |
| ING MAP PLUS NP21 | 29,104.182 | 13.25 | 385,630 |
| ING MAP PLUS NP22 | 12,589.713 | 13.23 | 166,562 |
| ING MAP PLUS NP23 | 1,477.064 | 13.20 | 19,497 |
| ING MAP PLUS NP24 | 90.965 | 13.18 | 1,199 |
| ING MAP PLUS NP25 | 50.237 | 13.15 | 661 |
| ING MAP PLUS NP26 | 3,642.867 | 13.13 | 47,831 |
| ING MAP PLUS NP28 | 8,964.041 | 13.07 | 117,160 |
| ING MAP PLUS NP29 | 1,034.342 | 13.05 | 13,498 |
| ING MAP PLUS NP30 | 740.828 | 13.02 | 9,646 |
| Qualified V | 561.200 | 21.21 | 11,903 |
| Qualified VI | 1,500,033.773 | 21.63 | 32,445,731 |
| Qualified VIII | 8.584 | 21.61 | 186 |
| Qualified X (1.15) | 108,059.186 | 22.53 | 2,434,573 |
| Qualified X (1.25) | 131,377.785 | 19.02 | 2,498,805 |
| Qualified XII (0.00) | 23.179 | 14.55 | 337 |
| Qualified XII (0.05) | 8,820.622 | 23.47 | 207,020 |
| Qualified XII (0.20) | 498.641 | 14.27 | 7,116 |
| Qualified XII (0.25) | 1,618.341 | 14.20 | 22,980 |
| Qualified XII (0.30) | 3,077.737 | 14.13 | 43,488 |
| Qualified XII (0.35) | 3,375.856 | 14.07 | 47,498 |
| Qualified XII (0.40) | 15,918.771 | 20.71 | 329,678 |
| Qualified XII (0.50) | 52,776.702 | 14.35 | 757,346 |
| Qualified XII (0.50) | 3,091.556 | 14.54 | 44,951 |
| Qualified XII (0.55) | 43,752.062 | 13.80 | 603,778 |
| Qualified XII (0.60) | 105,049.475 | 13.73 | 1,442,329 |
| Qualified XII (0.65) | 27,839.581 | 13.67 | 380,567 |
| Qualified XII (0.70) | 131,146.641 | 13.60 | 1,783,594 |
| Qualified XII (0.75) | 145,102.249 | 13.54 | 1,964,684 |
| Qualified XII (0.80) | 165,169.515 | 14.32 | 2,365,227 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (0.85) | 110,241.986 | $ 19.92 | $ 2,196,020 |
| Qualified XII (0.90) | 21,401.405 | 13.99 | 299,406 |
| Qualified XII (0.95) | 172,904.637 | 19.69 | 3,404,492 |
| Qualified XII (1.00) | 486,642.052 | 19.58 | 9,528,451 |
| Qualified XII (1.05) | 172,069.856 | 19.47 | 3,350,200 |
| Qualified XII (1.10) | 69,869.313 | 19.35 | 1,351,971 |
| Qualified XII (1.15) | 79,013.516 | 19.24 | 1,520,220 |
| Qualified XII (1.20) | 16,470.135 | 19.13 | 315,074 |
| Qualified XII (1.25) | 45,478.514 | 19.02 | 865,001 |
| Qualified XII (1.30) | 8,148.709 | 18.91 | 154,092 |
| Qualified XII (1.35) | 44.185 | 18.80 | 831 |
| Qualified XII (1.40) | 11,793.231 | 18.69 | 220,415 |
| Qualified XII (1.45) | 381.791 | 18.58 | 7,094 |
| Qualified XII (1.50) | 2,985.592 | 18.47 | 55,144 |
| Qualified XV | 5,219.300 | 22.36 | 116,704 |
| Qualified XVI | 32,353.852 | 21.06 | 681,372 |
| Qualified XVIII | 4,889.058 | 23.09 | 112,888 |
| Qualified XXI | 9,611.209 | 22.65 | 217,694 |
| Qualified XXII | 1,446.199 | 23.11 | 33,422 |
| Qualified XXV | 7,933.509 | 22.68 | 179,932 |
| Qualified XXVI | 379.654 | 22.43 | 8,516 |
| Qualified XXVII | 152,950.419 | 22.03 | 3,369,498 |
| Qualified XXVIII | 205,332.040 | 21.96 | 4,509,092 |
| Qualified XXXII | 6,873.155 | 13.87 | 95,331 |
| Qualified XXXIII (0.65) | 1,138.854 | 14.27 | 16,251 |
| Qualified XXXVI | 7,897.827 | 14.37 | 113,492 |
| Qualified LIII | 4,632.629 | 13.03 | 60,363 |
| Qualified LIV | 21,424.260 | 12.99 | 278,301 |
| Qualified LV | 26,149.656 | 13.07 | 341,776 |
| Qualified LVI | 16,799.414 | 13.07 | 219,568 |
| | 4,414,269.833 | | $ 84,589,197 |

308

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Moderate Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 103,553.834 | $11.78 to $14.48 | $ 1,386,594 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 4,542.646 | 13.21 | 60,008 |
| ING MAP PLUS NP9 | 11,294.384 | 13.00 | 146,827 |
| ING MAP PLUS NP10 | 1,277.727 | 12.98 | 16,585 |
| ING MAP PLUS NP11 | 61,033.181 | 12.95 | 790,380 |
| ING MAP PLUS NP12 | 27,483.514 | 12.93 | 355,362 |
| ING MAP PLUS NP13 | 108.529 | 12.90 | 1,400 |
| ING MAP PLUS NP14 | 2,070.608 | 12.88 | 26,669 |
| ING MAP PLUS NP15 | 6,054.565 | 12.85 | 77,801 |
| ING MAP PLUS NP16 | 12,161.232 | 12.83 | 156,029 |
| ING MAP PLUS NP17 | 27,114.854 | 12.80 | 347,070 |
| ING MAP PLUS NP18 | 4,490.986 | 12.78 | 57,395 |
| ING MAP PLUS NP19 | 5,600.718 | 12.75 | 71,409 |
| ING MAP PLUS NP20 | 27,154.211 | 12.73 | 345,673 |
| ING MAP PLUS NP21 | 25,525.864 | 12.70 | 324,178 |
| ING MAP PLUS NP22 | 15,602.379 | 12.68 | 197,838 |
| ING MAP PLUS NP23 | 1,345.932 | 12.65 | 17,026 |
| ING MAP PLUS NP24 | 1,903.120 | 12.63 | 24,036 |
| ING MAP PLUS NP26 | 27,473.293 | 12.58 | 345,614 |
| ING MAP PLUS NP28 | 8,017.231 | 12.53 | 100,456 |
| ING MAP PLUS NP29 | 2,267.339 | 12.50 | 28,342 |
| ING MAP PLUS NP30 | 1,452.901 | 12.48 | 18,132 |
| Qualified V | 530.348 | 19.94 | 10,575 |
| Qualified VI | 1,218,031.565 | 20.34 | 24,774,762 |
| Qualified X (1.15) | 61,955.036 | 21.09 | 1,306,632 |
| Qualified X (1.25) | 117,612.393 | 20.82 | 2,448,690 |
| Qualified XII (0.00) | 407.871 | 14.80 | 6,036 |
| Qualified XII (0.05) | 7,426.478 | 22.07 | 163,902 |
| Qualified XII (0.20) | 186.657 | 14.51 | 2,708 |
| Qualified XII (0.25) | 6,622.622 | 14.44 | 95,631 |
| Qualified XII (0.30) | 8,094.437 | 14.38 | 116,398 |
| Qualified XII (0.35) | 3,903.832 | 14.31 | 55,864 |
| Qualified XII (0.40) | 67,163.780 | 19.79 | 1,329,171 |
| Qualified XII (0.45) | 33.541 | 14.17 | 475 |
| Qualified XII (0.50) | 161,700.669 | 14.52 | 2,347,894 |
| Qualified XII (0.55) | 31,364.251 | 14.03 | 440,040 |
| Qualified XII (0.60) | 63,370.528 | 13.97 | 885,286 |
| Qualified XII (0.65) | 35,710.761 | 13.90 | 496,380 |
| Qualified XII (0.70) | 138,468.090 | 13.83 | 1,915,014 |
| Qualified XII (0.75) | 153,564.535 | 13.77 | 2,114,584 |
| Qualified XII (0.80) | 142,806.618 | 14.45 | 2,063,556 |
| Qualified XII (0.85) | 90,782.012 | 19.04 | 1,728,490 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Moderate Portfolio - Class I** (continued) | | | |
| Qualified XII (0.90) | 23,631.143 | $  14.13 | $  333,908 |
| Qualified XII (0.95) | 195,629.598 | 18.82 | 3,681,749 |
| Qualified XII (1.00) | 284,307.152 | 18.71 | 5,319,387 |
| Qualified XII (1.05) | 341,655.079 | 18.61 | 6,358,201 |
| Qualified XII (1.10) | 72,296.924 | 18.50 | 1,337,493 |
| Qualified XII (1.15) | 88,914.350 | 18.39 | 1,635,135 |
| Qualified XII (1.20) | 17,776.483 | 18.28 | 324,954 |
| Qualified XII (1.25) | 40,201.745 | 18.18 | 730,868 |
| Qualified XII (1.30) | 10,833.422 | 18.07 | 195,760 |
| Qualified XII (1.35) | 110.929 | 17.97 | 1,993 |
| Qualified XII (1.40) | 21,320.267 | 17.86 | 380,780 |
| Qualified XII (1.45) | 842.538 | 17.76 | 14,963 |
| Qualified XII (1.50) | 1,434.502 | 17.66 | 25,333 |
| Qualified XV | 3,097.567 | 21.03 | 65,142 |
| Qualified XVI | 25,397.721 | 19.80 | 502,875 |
| Qualified XVIII | 6,505.857 | 21.61 | 140,592 |
| Qualified XXI | 9,225.920 | 21.30 | 196,512 |
| Qualified XXII | 509.040 | 21.73 | 11,061 |
| Qualified XXV | 3,298.737 | 21.32 | 70,329 |
| Qualified XXVI | 309.706 | 21.09 | 6,532 |
| Qualified XXVII | 119,844.943 | 20.72 | 2,483,187 |
| Qualified XXVIII | 75,234.046 | 20.65 | 1,553,583 |
| Qualified XXXII | 3,126.342 | 13.19 | 41,236 |
| Qualified XXXIII (0.65) | 395.660 | 13.87 | 5,488 |
| Qualified XXXVI | 5,957.134 | 13.96 | 83,162 |
| Qualified LIII | 5,783.622 | 12.55 | 72,584 |
| Qualified LIV | 9,697.008 | 12.52 | 121,407 |
| Qualified LV | 18,104.500 | 12.59 | 227,936 |
| Qualified LVI | 2,420.645 | 12.60 | 30,500 |
| | 4,075,127.652 | | $  73,149,562 |
| **ING VP Growth and Income Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 14,604.767 | $  10.79 | $  157,585 |
| | 14,604.767 | | $  157,585 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,511,460.799 | $13.32 to $346.30 | $ 143,277,806 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,733.690 | 14.01 | 38,299 |
| Qualified I | 30,875.975 | 336.55 | 10,391,309 |
| Qualified V | 928.955 | 25.57 | 23,753 |
| Qualified VI | 28,514,397.462 | 26.00 | 741,374,334 |
| Qualified VII | 2,568,207.276 | 24.65 | 63,306,309 |
| Qualified VIII | 21,870.043 | 24.13 | 527,724 |
| Qualified IX | 5,456.120 | 25.28 | 137,931 |
| Qualified X (1.15) | 1,062,860.189 | 26.38 | 28,038,252 |
| Qualified X (1.25) | 6,387,560.295 | 17.20 | 109,866,037 |
| Qualified XII (0.05) | 149,018.441 | 28.22 | 4,205,300 |
| Qualified XII (0.20) | 123,558.378 | 11.58 | 1,430,806 |
| Qualified XII (0.25) | 159,937.120 | 11.52 | 1,842,476 |
| Qualified XII (0.30) | 262,707.546 | 11.47 | 3,013,256 |
| Qualified XII (0.35) | 136,997.691 | 11.41 | 1,563,144 |
| Qualified XII (0.40) | 19,091.828 | 18.73 | 357,590 |
| Qualified XII (0.45) | 3,132.004 | 11.31 | 35,423 |
| Qualified XII (0.50) | 136,241.576 | 12.89 | 1,756,154 |
| Qualified XII (0.50) | 1,124,594.096 | 11.82 | 13,292,702 |
| Qualified XII (0.55) | 505,930.754 | 11.20 | 5,666,424 |
| Qualified XII (0.60) | 721,453.819 | 11.14 | 8,036,996 |
| Qualified XII (0.65) | 30,081.101 | 11.09 | 333,599 |
| Qualified XII (0.70) | 1,200,881.428 | 11.04 | 13,257,731 |
| Qualified XII (0.75) | 1,659,305.311 | 10.98 | 18,219,172 |
| Qualified XII (0.80) | 3,727,610.399 | 11.99 | 44,694,049 |
| Qualified XII (0.85) | 3,430,110.040 | 18.03 | 61,844,884 |
| Qualified XII (0.90) | 280,190.448 | 11.55 | 3,236,200 |
| Qualified XII (0.95) | 2,818,396.611 | 17.82 | 50,223,828 |
| Qualified XII (1.00) | 4,688,557.510 | 17.71 | 83,034,354 |
| Qualified XII (1.05) | 385,265.927 | 17.61 | 6,784,533 |
| Qualified XII (1.10) | 243,062.730 | 17.51 | 4,256,028 |
| Qualified XII (1.15) | 780,870.931 | 17.41 | 13,594,963 |
| Qualified XII (1.20) | 49,369.229 | 17.31 | 854,581 |
| Qualified XII (1.25) | 107,257.571 | 17.20 | 1,844,830 |
| Qualified XII (1.30) | 2,813.961 | 17.11 | 48,147 |
| Qualified XII (1.35) | 15.013 | 17.01 | 255 |
| Qualified XII (1.40) | 37,301.701 | 16.91 | 630,772 |
| Qualified XII (1.45) | 481.495 | 16.81 | 8,094 |
| Qualified XII (1.50) | 7,121.839 | 16.71 | 119,006 |
| Qualified XV | 258,547.891 | 26.88 | 6,949,767 |
| Qualified XVI | 566,216.875 | 25.32 | 14,336,611 |
| Qualified XVII | 1,576,692.914 | 26.70 | 42,097,701 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I (continued)** | | | |
| Qualified XVIII | 1,840,783.779 | $ 26.70 | $ 49,148,927 |
| Qualified XIX | 7,891.456 | 345.57 | 2,727,050 |
| Qualified XX | 37,435.999 | 261.50 | 9,789,514 |
| Qualified XXI | 175,649.016 | 27.23 | 4,782,923 |
| Qualified XXII | 782.843 | 27.78 | 21,747 |
| Qualified XXV | 82,457.720 | 27.26 | 2,247,797 |
| Qualified XXVI | 59,260.488 | 26.96 | 1,597,663 |
| Qualified XXVII | 546,591.211 | 259.35 | 141,758,431 |
| Qualified XXVIII | 8,980.503 | 258.53 | 2,321,729 |
| Qualified XXIX | 1,121.575 | 254.68 | 285,643 |
| Qualified XXX | 30,179.367 | 250.21 | 7,551,179 |
| Qualified XXXII | 526,556.245 | 14.30 | 7,529,754 |
| Qualified XXXVI | 201,082.874 | 12.73 | 2,559,785 |
| Qualified LIII | 530,044.783 | 13.62 | 7,219,210 |
| Qualified LIV | 259,819.907 | 13.58 | 3,528,354 |
| Qualified LV | 653,793.256 | 13.66 | 8,930,816 |
| Qualified LVI | 147,508.881 | 13.67 | 2,016,446 |
| | 70,409,104.885 | | $ 1,758,568,098 |
| **ING VP Growth and Income Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.30) | 422.464 | $ 10.80 | $ 4,563 |
| Qualified XII (0.50) | 8,717.702 | 10.79 | 94,064 |
| Qualified XII (0.75) | 201.218 | 10.78 | 2,169 |
| | 9,341.384 | | $ 100,796 |
| **ING GET U.S. Core Portfolio - Series 1** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 79,603.484 | $ 11.52 | $ 917,032 |
| | 79,603.484 | | $ 917,032 |
| **ING GET U.S. Core Portfolio - Series 2** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 55,502.953 | $ 11.03 | $ 612,198 |
| Qualified XII (0.80) | 51,317.613 | 11.24 | 576,810 |
| Qualified XII (0.95) | 1,001.158 | 11.17 | 11,183 |
| Qualified XII (1.00) | 230,329.671 | 11.14 | 2,565,873 |
| Qualified XII (1.10) | 3,209.280 | 11.09 | 35,591 |
| Qualified XVII | 15,315.317 | 11.04 | 169,081 |
| Qualified XXVII | 22,939.250 | 11.15 | 255,773 |
| Qualified XXVIII | 130,940.108 | 11.24 | 1,471,767 |
| | 510,555.350 | | $ 5,698,276 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 567,817.688 | $ 10.73 | $ 6,092,684 |
| Qualified X (1.15) | 139,373.291 | 10.63 | 1,481,538 |
| Qualified X (1.25) | 1,424.953 | 10.63 | 15,147 |
| Qualified X (1.25) | 242,753.111 | 10.63 | 2,580,466 |
| Qualified XII (0.80) | 182,798.338 | 10.92 | 1,996,158 |
| Qualified XII (0.85) | 25,914.313 | 10.90 | 282,466 |
| Qualified XII (0.90) | 1,631.059 | 10.87 | 17,730 |
| Qualified XII (0.95) | 25,221.401 | 10.85 | 273,652 |
| Qualified XII (1.00) | 319,874.879 | 10.83 | 3,464,245 |
| Qualified XII (1.10) | 5,377.988 | 10.78 | 57,975 |
| Qualified XII (1.15) | 53,457.632 | 10.76 | 575,204 |
| Qualified XVI | 636.858 | 10.63 | 6,770 |
| Qualified XVIII | 38,677.867 | 10.64 | 411,533 |
| Qualified XXVII | 510,787.757 | 10.84 | 5,536,939 |
| Qualified XXVIII | 20,512.152 | 10.94 | 224,403 |
| Qualified XXXII | 17,641.806 | 10.63 | 187,532 |
| | 2,153,901.093 | | $ 23,204,442 |
| **ING GET U.S. Core Portfolio - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 7,105.468 | $ 11.60 | $ 82,423 |
| Qualified X (1.25) | 30,959.228 | 11.59 | 358,817 |
| Qualified XXXII | 18,836.136 | 11.59 | 218,311 |
| | 56,900.832 | | $ 659,551 |
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 72,742.604 | $ 11.21 | $ 815,445 |
| Qualified X (1.25) | 130,008.665 | 11.20 | 1,456,097 |
| Qualified XVIII | 33,191.202 | 11.21 | 372,073 |
| Qualified XXXII | 24,478.385 | 11.20 | 274,158 |
| | 260,420.856 | | $ 2,917,773 |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 65,844.325 | $ 11.06 | $ 728,238 |
| Qualified X (1.25) | 46,195.082 | 11.06 | 510,918 |
| Qualified XVIII | 9,436.492 | 11.07 | 104,462 |
| Qualified XXVII | 76,973.989 | 11.23 | 864,418 |
| Qualified XXVIII | 24,758.473 | 11.30 | 279,771 |
| Qualified XXXII | 2,560.397 | 11.06 | 28,318 |
| | 225,768.758 | | $ 2,516,125 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 13,436.752 | $ 11.19 | $ 150,357 |
| Qualified X (1.25) | 49,748.535 | 11.18 | 556,189 |
| Qualified XVIII | 22,713.054 | 11.19 | 254,159 |
| Qualified XXXII | 764.453 | 11.18 | 8,547 |
| | 86,662.794 | | $ 969,252 |
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 3,030.799 | $ 11.02 | $ 33,399 |
| Qualified X (1.25) | 10,938.830 | 11.02 | 120,546 |
| Qualified XVIII | 781.411 | 11.02 | 8,611 |
| Qualified XXXII | 150.186 | 11.02 | 1,655 |
| | 14,901.226 | | $ 164,211 |
| **ING GET U.S. Core Portfolio - Series 10** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 6,917.785 | $ 10.95 | $ 75,750 |
| | 6,917.785 | | $ 75,750 |
| **ING GET U.S. Core Portfolio - Series 11** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 1,514.059 | $ 10.65 | $ 16,125 |
| Qualified X (1.25) | 2,896.776 | 10.65 | 30,851 |
| | 4,410.835 | | $ 46,976 |
| **ING VP Global Science and Technology Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 546.088 | $ 15.32 | $ 8,366 |
| ING MAP PLUS NP6 | 429.986 | 13.48 | 5,796 |
| ING MAP PLUS NP9 | 1,540.775 | 13.40 | 20,646 |
| ING MAP PLUS NP11 | 4,249.154 | 13.35 | 56,726 |
| ING MAP PLUS NP17 | 2,029.032 | 13.19 | 26,763 |
| ING MAP PLUS NP19 | 2,453.522 | 13.14 | 32,239 |
| ING MAP PLUS NP21 | 555.488 | 13.09 | 7,271 |
| ING MAP PLUS NP22 | 2,435.243 | 13.07 | 31,829 |
| ING MAP PLUS NP24 | 114.931 | 13.02 | 1,496 |
| ING MAP PLUS NP25 | 168.323 | 12.99 | 2,187 |
| ING MAP PLUS NP26 | 882.729 | 12.96 | 11,440 |
| ING MAP PLUS NP28 | 1,287.067 | 12.91 | 16,616 |
| ING MAP PLUS NP30 | 108.733 | 12.86 | 1,398 |
| ING MAP PLUS NP36 | 10.401 | 12.71 | 132 |
| Qualified V | 2,126.262 | 4.89 | 10,397 |
| Qualified VI | 2,728,379.184 | 4.95 | 13,505,477 |
| Qualified VIII | 682.836 | 4.95 | 3,380 |
| Qualified X (1.15) | 71,019.475 | 4.99 | 354,387 |
| Qualified X (1.25) | 168,157.523 | 4.95 | 832,380 |
| Qualified XII (0.00) | 12.831 | 5.45 | 70 |
| Qualified XII (0.05) | 132,769.435 | 5.31 | 705,006 |
| Qualified XII (0.20) | 3,470.581 | 5.37 | 18,637 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Global Science and Technology Portfolio - Class I** (continued) | | | |
| Qualified XII (0.25) | 2,940.619 | $ 5.35 | $ 15,732 |
| Qualified XII (0.30) | 14,961.625 | 5.33 | 79,745 |
| Qualified XII (0.40) | 56,969.782 | 5.28 | 300,800 |
| Qualified XII (0.50) | 10,377.382 | 12.63 | 131,066 |
| Qualified XII (0.50) | 331,935.983 | 5.24 | 1,739,345 |
| Qualified XII (0.55) | 104,937.774 | 5.22 | 547,775 |
| Qualified XII (0.60) | 38,250.602 | 5.20 | 198,903 |
| Qualified XII (0.65) | 74,341.116 | 5.18 | 385,087 |
| Qualified XII (0.70) | 189,109.630 | 5.16 | 975,806 |
| Qualified XII (0.75) | 103,477.763 | 5.14 | 531,876 |
| Qualified XII (0.80) | 509,851.211 | 5.12 | 2,610,438 |
| Qualified XII (0.85) | 352,219.594 | 5.10 | 1,796,320 |
| Qualified XII (0.90) | 13,492.049 | 5.08 | 68,540 |
| Qualified XII (0.95) | 436,326.115 | 5.06 | 2,207,810 |
| Qualified XII (1.00) | 1,227,470.387 | 5.04 | 6,186,451 |
| Qualified XII (1.05) | 105,686.445 | 5.03 | 531,603 |
| Qualified XII (1.10) | 53,130.641 | 5.01 | 266,185 |
| Qualified XII (1.15) | 38,566.214 | 4.99 | 192,445 |
| Qualified XII (1.20) | 26,165.425 | 4.97 | 130,042 |
| Qualified XII (1.25) | 96,236.178 | 4.95 | 476,369 |
| Qualified XII (1.30) | 2,876.306 | 4.93 | 14,180 |
| Qualified XII (1.35) | 223.102 | 4.91 | 1,095 |
| Qualified XII (1.40) | 19,501.360 | 4.89 | 95,362 |
| Qualified XII (1.45) | 2,512.111 | 4.87 | 12,234 |
| Qualified XV | 18,825.213 | 5.07 | 95,444 |
| Qualified XVI | 47,058.899 | 4.86 | 228,706 |
| Qualified XVII | 5,169.046 | 5.04 | 26,052 |
| Qualified XVIII | 7,382.406 | 5.05 | 37,281 |
| Qualified XXI | 179,165.509 | 5.13 | 919,119 |
| Qualified XXV | 34,043.518 | 5.19 | 176,686 |
| Qualified XXVI | 16,440.712 | 5.13 | 84,341 |
| Qualified XXVII | 1,051,767.351 | 4.93 | 5,185,213 |
| Qualified XXXII | 1,394.464 | 13.74 | 19,160 |
| Qualified XXXVI | 6,204.232 | 12.48 | 77,429 |
| Qualified LIII | 20,746.974 | 16.01 | 332,159 |
| Qualified LIV | 10,365.424 | 15.96 | 165,432 |
| Qualified LV | 9,975.562 | 16.06 | 160,208 |
| Qualified LVI | 11,137.518 | 16.07 | 178,980 |
| | 8,354,665.841 | | $ 42,834,058 |
| **ING VP Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 42,184.059 | $6.82 to $18.23 | $ 456,174 |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,391,618.642 | 18.23 | 25,369,208 |
| Qualified VIII | 413.171 | 18.21 | 7,524 |
| Qualified X (1.15) | 46,264.861 | 18.43 | 852,661 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth Portfolio - Class I (continued)** | | | |
| Qualified X (1.25) | 179,488.209 | $ 18.23 | $ 3,272,070 |
| Qualified XII (0.05) | 8,247.678 | 19.76 | 162,974 |
| Qualified XII (0.20) | 3,039.663 | 12.85 | 39,060 |
| Qualified XII (0.25) | 2,959.391 | 12.79 | 37,851 |
| Qualified XII (0.30) | 5,034.742 | 12.73 | 64,092 |
| Qualified XII (0.35) | 10,304.798 | 12.67 | 130,562 |
| Qualified XII (0.40) | 108,219.462 | 19.80 | 2,142,745 |
| Qualified XII (0.45) | 77.804 | 12.55 | 976 |
| Qualified XII (0.50) | 18,560.921 | 12.43 | 230,712 |
| Qualified XII (0.50) | 46,082.946 | 13.50 | 622,120 |
| Qualified XII (0.55) | 26,013.719 | 12.43 | 323,351 |
| Qualified XII (0.60) | 65,944.460 | 12.37 | 815,733 |
| Qualified XII (0.65) | 13,552.703 | 12.31 | 166,834 |
| Qualified XII (0.70) | 114,040.039 | 12.25 | 1,396,990 |
| Qualified XII (0.75) | 127,807.445 | 12.19 | 1,557,973 |
| Qualified XII (0.80) | 165,827.269 | 13.81 | 2,290,075 |
| Qualified XII (0.85) | 111,992.644 | 19.03 | 2,131,220 |
| Qualified XII (0.90) | 18,625.826 | 13.32 | 248,096 |
| Qualified XII (0.95) | 170,272.672 | 18.83 | 3,206,234 |
| Qualified XII (1.00) | 454,219.925 | 18.73 | 8,507,539 |
| Qualified XII (1.05) | 38,483.125 | 18.63 | 716,941 |
| Qualified XII (1.10) | 27,283.353 | 18.53 | 505,561 |
| Qualified XII (1.15) | 26,033.978 | 18.43 | 479,806 |
| Qualified XII (1.20) | 9,084.935 | 18.33 | 166,527 |
| Qualified XII (1.25) | 32,045.919 | 18.23 | 584,197 |
| Qualified XII (1.30) | 1,266.125 | 18.13 | 22,955 |
| Qualified XII (1.35) | 709.971 | 18.04 | 12,808 |
| Qualified XII (1.40) | 9,637.668 | 17.94 | 172,900 |
| Qualified XII (1.45) | 2,494.381 | 17.84 | 44,500 |
| Qualified XII (1.50) | 659.907 | 17.75 | 11,713 |
| Qualified XV | 8,255.874 | 18.83 | 155,458 |
| Qualified XVI | 36,804.146 | 17.75 | 653,274 |
| Qualified XVII | 4,902.244 | 18.23 | 89,368 |
| Qualified XVIII | 24,935.904 | 18.92 | 471,787 |
| Qualified XXI | 23,681.087 | 19.07 | 451,598 |
| Qualified XXV | 11,396.614 | 19.11 | 217,789 |
| Qualified XXVI | 11,869.780 | 18.90 | 224,339 |
| Qualified XXVII | 263,281.163 | 6.89 | 1,814,007 |
| Qualified XXXII | 5,354.750 | 13.94 | 74,645 |
| Qualified XXXVI | 14,659.419 | 12.28 | 180,018 |
| Qualified LIII | 23,442.497 | 13.99 | 327,961 |
| Qualified LIV | 22,001.876 | 13.94 | 306,706 |
| Qualified LV | 31,314.133 | 14.03 | 439,337 |
| Qualified LVI | 11,655.939 | 14.04 | 163,649 |
| | 3,772,047.837 | | $ 62,320,618 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 363,775.717 | $9.68 to $22.65 | $ 5,196,628 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 12,440.603 | 13.64 | 169,690 |
| ING MAP PLUS NP1 | 8,802.257 | 13.57 | 119,447 |
| ING MAP PLUS NP6 | 8,830.045 | 13.43 | 118,588 |
| ING MAP PLUS NP8 | 4,604.503 | 13.38 | 61,608 |
| ING MAP PLUS NP9 | 23,524.869 | 13.36 | 314,292 |
| ING MAP PLUS NP10 | 10,666.078 | 13.33 | 142,179 |
| ING MAP PLUS NP11 | 13,064.259 | 13.30 | 173,755 |
| ING MAP PLUS NP13 | 5,548.663 | 13.25 | 73,520 |
| ING MAP PLUS NP14 | 19,189.515 | 13.23 | 253,877 |
| ING MAP PLUS NP15 | 9,806.868 | 13.20 | 129,451 |
| ING MAP PLUS NP16 | 41,288.069 | 13.17 | 543,764 |
| ING MAP PLUS NP17 | 9,199.259 | 13.15 | 120,970 |
| ING MAP PLUS NP18 | 3,091.357 | 13.12 | 40,559 |
| ING MAP PLUS NP19 | 8,505.813 | 13.10 | 111,426 |
| ING MAP PLUS NP20 | 27,246.480 | 13.07 | 356,111 |
| ING MAP PLUS NP21 | 9,723.915 | 13.05 | 126,897 |
| ING MAP PLUS NP22 | 281.497 | 13.02 | 3,665 |
| ING MAP PLUS NP23 | 1,196.045 | 12.99 | 15,537 |
| ING MAP PLUS NP24 | 1,179.381 | 12.97 | 15,297 |
| ING MAP PLUS NP25 | 1,168.542 | 12.94 | 15,121 |
| ING MAP PLUS NP26 | 1,546.394 | 12.92 | 19,979 |
| ING MAP PLUS NP27 | 208.905 | 12.89 | 2,693 |
| ING MAP PLUS NP28 | 5,292.105 | 12.87 | 68,109 |
| ING MAP PLUS NP29 | 17.503 | 12.84 | 225 |
| ING MAP PLUS NP30 | 1,109.986 | 12.82 | 14,230 |
| ING MAP PLUS NP32 | 24.985 | 12.77 | 319 |
| Qualified V | 94.244 | 22.24 | 2,096 |
| Qualified VI | 7,647,788.494 | 22.65 | 173,222,409 |
| Qualified VIII | 3,533.802 | 22.63 | 79,970 |
| Qualified X (1.15) | 241,622.420 | 22.91 | 5,535,570 |
| Qualified X (1.25) | 734,723.522 | 22.65 | 16,641,488 |
| Qualified XII (0.05) | 210,822.069 | 24.57 | 5,179,898 |
| Qualified XII (0.20) | 72,523.215 | 15.02 | 1,089,299 |
| Qualified XII (0.25) | 16,811.147 | 14.94 | 251,159 |
| Qualified XII (0.30) | 46,123.412 | 14.87 | 685,855 |
| Qualified XII (0.35) | 35,734.738 | 14.80 | 528,874 |
| Qualified XII (0.40) | 89,908.494 | 24.64 | 2,215,345 |
| Qualified XII (0.45) | 710.853 | 14.66 | 10,421 |
| Qualified XII (0.50) | 31,688.376 | 13.52 | 428,427 |
| Qualified XII (0.50) | 350,930.433 | 15.51 | 5,442,931 |
| Qualified XII (0.55) | 300,304.811 | 14.52 | 4,360,426 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.60) | 173,622.970 | $ 14.45 | $ 2,508,852 |
| Qualified XII (0.65) | 52,744.403 | 14.38 | 758,465 |
| Qualified XII (0.70) | 449,198.191 | 14.31 | 6,428,026 |
| Qualified XII (0.75) | 573,015.232 | 14.24 | 8,159,737 |
| Qualified XII (0.80) | 1,368,692.059 | 15.81 | 21,639,021 |
| Qualified XII (0.85) | 707,222.618 | 23.70 | 16,761,176 |
| Qualified XII (0.90) | 146,945.456 | 15.20 | 2,233,571 |
| Qualified XII (0.95) | 855,618.483 | 23.43 | 20,047,141 |
| Qualified XII (1.00) | 3,132,135.621 | 23.30 | 72,978,760 |
| Qualified XII (1.05) | 232,045.964 | 23.17 | 5,376,505 |
| Qualified XII (1.10) | 150,032.312 | 23.04 | 3,456,744 |
| Qualified XII (1.15) | 262,913.684 | 22.91 | 6,023,353 |
| Qualified XII (1.20) | 61,314.968 | 22.78 | 1,396,755 |
| Qualified XII (1.25) | 144,971.257 | 22.65 | 3,283,599 |
| Qualified XII (1.30) | 9,543.932 | 22.52 | 214,929 |
| Qualified XII (1.35) | 1,784.860 | 22.39 | 39,963 |
| Qualified XII (1.40) | 23,785.562 | 22.27 | 529,704 |
| Qualified XII (1.45) | 5,377.360 | 22.14 | 119,055 |
| Qualified XII (1.50) | 3,243.443 | 22.02 | 71,421 |
| Qualified XV | 37,244.005 | 23.41 | 871,882 |
| Qualified XVI | 130,779.813 | 22.05 | 2,883,695 |
| Qualified XVII | 37,223.833 | 22.89 | 852,054 |
| Qualified XVIII | 42,659.023 | 23.50 | 1,002,487 |
| Qualified XXI | 133,423.715 | 23.72 | 3,164,811 |
| Qualified XXV | 27,805.756 | 23.74 | 660,109 |
| Qualified XXVI | 18,653.522 | 23.48 | 437,985 |
| Qualified XXVII | 1,839,369.930 | 23.06 | 42,415,871 |
| Qualified XXVIII | 532,189.850 | 22.99 | 12,235,045 |
| Qualified XXXII | 35,458.886 | 13.85 | 491,106 |
| Qualified XXXIII (0.65) | 4,516.275 | 13.27 | 59,931 |
| Qualified XXXVI | 85,230.321 | 13.36 | 1,138,677 |
| Qualified LIII | 153,644.583 | 13.19 | 2,026,572 |
| Qualified LIV | 142,277.796 | 13.15 | 1,870,953 |
| Qualified LV | 165,152.892 | 13.23 | 2,184,973 |
| Qualified LVI | 67,011.754 | 13.24 | 887,236 |
| | 22,181,503.972 | | $ 469,092,269 |
| **ING VP Index Plus LargeCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 27,539.931 | $ 12.14 | $ 334,335 |
| | 27,539.931 | | $ 334,335 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 116,083.937 | $ 14.49 | $ 1,682,056 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 10,749.236 | 14.47 | 155,541 |
| ING MAP PLUS NP1 | 7,947.176 | 14.41 | 114,519 |
| ING MAP PLUS NP6 | 190.964 | 14.27 | 2,725 |
| ING MAP PLUS NP7 | 15.067 | 14.25 | 215 |
| ING MAP PLUS NP8 | 18,609.211 | 14.22 | 264,623 |
| ING MAP PLUS NP9 | 5,998.359 | 14.19 | 85,117 |
| ING MAP PLUS NP10 | 2,032.044 | 14.16 | 28,774 |
| ING MAP PLUS NP11 | 2,862.330 | 14.14 | 40,473 |
| ING MAP PLUS NP12 | 12,499.310 | 14.11 | 176,365 |
| ING MAP PLUS NP13 | 517.145 | 14.08 | 7,281 |
| ING MAP PLUS NP14 | 2,887.917 | 14.05 | 40,575 |
| ING MAP PLUS NP15 | 2,417.969 | 14.03 | 33,924 |
| ING MAP PLUS NP16 | 1,505.500 | 14.00 | 21,077 |
| ING MAP PLUS NP17 | 6,378.681 | 13.97 | 89,110 |
| ING MAP PLUS NP18 | 3,090.817 | 13.94 | 43,086 |
| ING MAP PLUS NP19 | 6,506.607 | 13.92 | 90,572 |
| ING MAP PLUS NP20 | 862.045 | 13.89 | 11,974 |
| ING MAP PLUS NP21 | 5,095.449 | 13.86 | 70,623 |
| ING MAP PLUS NP22 | 697.845 | 13.84 | 9,658 |
| ING MAP PLUS NP23 | 115.733 | 13.81 | 1,598 |
| ING MAP PLUS NP24 | 6,517.361 | 13.78 | 89,809 |
| ING MAP PLUS NP25 | 478.177 | 13.75 | 6,575 |
| ING MAP PLUS NP26 | 1,323.588 | 13.73 | 18,173 |
| ING MAP PLUS NP28 | 9,978.743 | 13.67 | 136,409 |
| ING MAP PLUS NP29 | 1,948.751 | 13.65 | 26,600 |
| ING MAP PLUS NP30 | 1,429.139 | 13.62 | 19,465 |
| ING MAP PLUS NP32 | 234.718 | 13.57 | 3,185 |
| Qualified V | 1,265.596 | 22.87 | 28,944 |
| Qualified VI | 3,993,638.074 | 23.23 | 92,772,212 |
| Qualified VIII | 1,089.784 | 23.21 | 25,294 |
| Qualified X (1.15) | 110,909.815 | 23.45 | 2,600,835 |
| Qualified X (1.25) | 351,702.797 | 23.23 | 8,170,056 |
| Qualified XII (0.00) | 1.517 | 26.82 | 41 |
| Qualified XII (0.05) | 24,067.085 | 25.10 | 604,084 |
| Qualified XII (0.05) | 191,936.880 | 25.10 | 4,817,616 |
| Qualified XII (0.20) | 26,887.349 | 26.30 | 707,137 |
| Qualified XII (0.25) | 26,753.297 | 26.18 | 700,401 |
| Qualified XII (0.30) | 127,978.971 | 26.05 | 3,333,852 |
| Qualified XII (0.35) | 8,033.126 | 25.93 | 208,299 |
| Qualified XII (0.40) | 133,179.464 | 25.15 | 3,349,464 |
| Qualified XII (0.50) | 8,242.848 | 17.47 | 144,003 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.50) | 477,320.553 | $ 24.98 | $ 11,923,467 |
| Qualified XII (0.55) | 126,730.974 | 25.43 | 3,222,769 |
| Qualified XII (0.60) | 84,389.128 | 25.31 | 2,135,889 |
| Qualified XII (0.65) | 176,445.075 | 25.19 | 4,444,651 |
| Qualified XII (0.70) | 224,125.363 | 25.07 | 5,618,823 |
| Qualified XII (0.75) | 239,801.626 | 24.95 | 5,983,051 |
| Qualified XII (0.80) | 869,059.765 | 24.26 | 21,083,390 |
| Qualified XII (0.85) | 461,297.883 | 24.15 | 11,140,344 |
| Qualified XII (0.90) | 75,946.286 | 24.03 | 1,824,989 |
| Qualified XII (0.95) | 2,087,844.086 | 23.91 | 49,920,352 |
| Qualified XII (1.00) | 1,875,733.503 | 23.80 | 44,642,457 |
| Qualified XII (1.05) | 194,038.837 | 23.68 | 4,594,840 |
| Qualified XII (1.10) | 98,522.515 | 23.57 | 2,322,176 |
| Qualified XII (1.15) | 172,105.923 | 23.45 | 4,035,884 |
| Qualified XII (1.20) | 40,564.610 | 23.34 | 946,778 |
| Qualified XII (1.25) | 149,599.850 | 23.23 | 3,475,205 |
| Qualified XII (1.30) | 2,388.120 | 23.12 | 55,213 |
| Qualified XII (1.35) | 1,974.977 | 23.00 | 45,424 |
| Qualified XII (1.40) | 20,654.609 | 22.89 | 472,784 |
| Qualified XII (1.45) | 7,368.665 | 22.78 | 167,858 |
| Qualified XII (1.50) | 2,693.428 | 22.67 | 61,060 |
| Qualified XV | 17,455.550 | 23.91 | 417,362 |
| Qualified XVI | 85,360.646 | 22.67 | 1,935,126 |
| Qualified XVII | 6,975.355 | 23.23 | 162,037 |
| Qualified XVIII | 17,078.273 | 23.23 | 396,728 |
| Qualified XXI | 59,202.409 | 24.22 | 1,433,882 |
| Qualified XXV | 31,880.610 | 24.35 | 776,293 |
| Qualified XXVI | 34,560.956 | 24.08 | 832,228 |
| Qualified XXVII | 1,859,167.179 | 24.63 | 45,791,288 |
| Qualified XXVIII | 1,017,400.578 | 24.55 | 24,977,184 |
| Qualified XXXII | 12,481.735 | 14.48 | 180,736 |
| Qualified XXXIII (0.65) | 7,405.106 | 17.14 | 126,924 |
| Qualified XXXVI | 37,655.683 | 17.26 | 649,937 |
| Qualified LIII | 59,068.795 | 13.33 | 787,387 |
| Qualified LIV | 147,986.159 | 13.29 | 1,966,736 |
| Qualified LV | 88,386.272 | 13.37 | 1,181,724 |
| Qualified LVI | 79,643.448 | 13.38 | 1,065,629 |
| | 16,184,974.952 | | $ 381,530,945 |
| **ING VP Index Plus MidCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 29,210.016 | $ 11.74 | $ 342,926 |
| | 29,210.016 | | $ 342,926 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 72,177.790 | $ 13.69 | $ 988,114 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,767.980 | 13.51 | 118,455 |
| ING MAP PLUS NP1 | 16,869.594 | 13.44 | 226,727 |
| ING MAP PLUS NP6 | 9,211.878 | 13.31 | 122,610 |
| ING MAP PLUS NP8 | 3,797.422 | 13.26 | 50,354 |
| ING MAP PLUS NP9 | 1,976.568 | 13.23 | 26,150 |
| ING MAP PLUS NP10 | 3,814.520 | 13.20 | 50,352 |
| ING MAP PLUS NP11 | 27,104.161 | 13.18 | 357,233 |
| ING MAP PLUS NP12 | 12,873.837 | 13.15 | 169,291 |
| ING MAP PLUS NP13 | 6,278.740 | 13.13 | 82,440 |
| ING MAP PLUS NP14 | 2,838.420 | 13.10 | 37,183 |
| ING MAP PLUS NP15 | 1,743.656 | 13.08 | 22,807 |
| ING MAP PLUS NP16 | 1,303.434 | 13.05 | 17,010 |
| ING MAP PLUS NP17 | 3,793.977 | 13.02 | 49,398 |
| ING MAP PLUS NP18 | 4,342.112 | 13.00 | 56,447 |
| ING MAP PLUS NP19 | 7,557.019 | 12.97 | 98,015 |
| ING MAP PLUS NP20 | 926.976 | 12.95 | 12,004 |
| ING MAP PLUS NP21 | 2,493.365 | 12.92 | 32,214 |
| ING MAP PLUS NP22 | 87.978 | 12.90 | 1,135 |
| ING MAP PLUS NP24 | 1,071.666 | 12.85 | 13,771 |
| ING MAP PLUS NP26 | 490.918 | 12.80 | 6,284 |
| ING MAP PLUS NP28 | 4,040.574 | 12.75 | 51,517 |
| ING MAP PLUS NP30 | 1,499.598 | 12.70 | 19,045 |
| ING MAP PLUS NP32 | 168.915 | 12.65 | 2,137 |
| ING MAP PLUS NP36 | 132.147 | 12.55 | 1,658 |
| Qualified V | 1,178.154 | 16.01 | 18,862 |
| Qualified VI | 2,226,409.590 | 16.26 | 36,201,420 |
| Qualified VIII | 760.585 | 16.25 | 12,360 |
| Qualified X (1.15) | 51,421.548 | 16.42 | 844,342 |
| Qualified X (1.25) | 225,812.709 | 16.26 | 3,671,715 |
| Qualified XII (0.00) | 21.680 | 19.08 | 414 |
| Qualified XII (0.05) | 2,302.013 | 17.57 | 40,446 |
| Qualified XII (0.05) | 144,104.218 | 17.57 | 2,531,911 |
| Qualified XII (0.20) | 20,871.865 | 18.72 | 390,721 |
| Qualified XII (0.25) | 12,578.808 | 18.63 | 234,343 |
| Qualified XII (0.30) | 120,153.762 | 18.54 | 2,227,651 |
| Qualified XII (0.35) | 4,817.675 | 18.45 | 88,886 |
| Qualified XII (0.40) | 78,994.120 | 17.61 | 1,391,086 |
| Qualified XII (0.50) | 6,417.006 | 16.79 | 107,742 |
| Qualified XII (0.50) | 341,597.110 | 17.49 | 5,974,533 |
| Qualified XII (0.55) | 46,893.361 | 18.10 | 848,770 |
| Qualified XII (0.60) | 64,201.455 | 18.01 | 1,156,268 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.65) | 79,036.101 | $ 17.93 | $ 1,417,117 |
| Qualified XII (0.70) | 123,640.951 | 17.84 | 2,205,755 |
| Qualified XII (0.75) | 151,645.554 | 17.76 | 2,693,225 |
| Qualified XII (0.80) | 678,593.393 | 16.99 | 11,529,302 |
| Qualified XII (0.85) | 257,973.955 | 16.91 | 4,362,340 |
| Qualified XII (0.90) | 69,764.418 | 16.82 | 1,173,438 |
| Qualified XII (0.95) | 382,586.536 | 16.74 | 6,404,499 |
| Qualified XII (1.00) | 1,119,153.743 | 16.66 | 18,645,101 |
| Qualified XII (1.05) | 68,750.630 | 16.58 | 1,139,885 |
| Qualified XII (1.10) | 52,193.870 | 16.50 | 861,199 |
| Qualified XII (1.15) | 111,071.365 | 16.42 | 1,823,792 |
| Qualified XII (1.20) | 20,960.093 | 16.34 | 342,488 |
| Qualified XII (1.25) | 94,066.482 | 16.26 | 1,529,521 |
| Qualified XII (1.30) | 843.325 | 16.18 | 13,645 |
| Qualified XII (1.35) | 277.614 | 16.11 | 4,472 |
| Qualified XII (1.40) | 15,319.792 | 16.03 | 245,576 |
| Qualified XII (1.45) | 1,979.551 | 15.95 | 31,574 |
| Qualified XII (1.50) | 514.434 | 15.87 | 8,164 |
| Qualified XV | 19,654.139 | 16.74 | 329,010 |
| Qualified XVI | 53,522.735 | 15.87 | 849,406 |
| Qualified XVII | 2,129.023 | 16.26 | 34,618 |
| Qualified XVIII | 14,270.493 | 16.26 | 232,038 |
| Qualified XXI | 11,940.260 | 16.96 | 202,507 |
| Qualified XXV | 9,374.330 | 17.05 | 159,832 |
| Qualified XXVI | 15,724.740 | 16.86 | 265,119 |
| Qualified XXVII | 1,243,903.478 | 17.20 | 21,395,140 |
| Qualified XXVIII | 737,179.046 | 17.15 | 12,642,621 |
| Qualified XXXII | 3,811.168 | 13.60 | 51,832 |
| Qualified XXXIII (0.65) | 5,178.854 | 16.47 | 85,296 |
| Qualified XXXVI | 15,607.825 | 16.59 | 258,934 |
| Qualified LIII | 43,491.296 | 12.18 | 529,724 |
| Qualified LIV | 33,827.045 | 12.14 | 410,660 |
| Qualified LV | 58,156.122 | 12.21 | 710,086 |
| Qualified LVI | 30,109.084 | 12.22 | 367,933 |
| | 9,070,150.349 | | $ 151,309,670 |
| **ING VP Index Plus SmallCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 8,413.655 | $ 10.66 | $ 89,690 |
| | 8,413.655 | | $ 89,690 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Small Company Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 75,472.200 | $14.34 to $29.13 | $ 1,312,304 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 293.404 | 15.55 | 4,562 |
| ING MAP PLUS NP13 | 4.361 | 14.83 | 65 |
| ING MAP PLUS NP14 | 2,157.364 | 14.80 | 31,929 |
| ING MAP PLUS NP21 | 41.722 | 14.60 | 609 |
| ING MAP PLUS NP22 | 967.342 | 14.57 | 14,094 |
| ING MAP PLUS NP23 | 3,651.672 | 14.55 | 53,132 |
| ING MAP PLUS NP24 | 371.439 | 14.52 | 5,393 |
| ING MAP PLUS NP25 | 2,716.179 | 14.49 | 39,357 |
| ING MAP PLUS NP26 | 492.967 | 14.46 | 7,128 |
| ING MAP PLUS NP28 | 1,660.162 | 14.40 | 23,906 |
| ING MAP PLUS NP29 | 35.656 | 14.38 | 513 |
| Qualified V | 193.752 | 28.63 | 5,547 |
| Qualified VI | 1,493,746.326 | 29.13 | 43,512,830 |
| Qualified VIII | 160.362 | 29.11 | 4,668 |
| Qualified X (1.15) | 42,763.038 | 29.44 | 1,258,944 |
| Qualified X (1.25) | 184,023.605 | 29.13 | 5,360,608 |
| Qualified XII (0.05) | 37,373.257 | 31.58 | 1,180,247 |
| Qualified XII (0.20) | 13,555.251 | 21.58 | 292,522 |
| Qualified XII (0.25) | 4,638.092 | 21.48 | 99,626 |
| Qualified XII (0.30) | 15,179.004 | 21.38 | 324,527 |
| Qualified XII (0.35) | 8,894.398 | 21.27 | 189,184 |
| Qualified XII (0.40) | 49,601.071 | 31.63 | 1,568,882 |
| Qualified XII (0.45) | 454.229 | 21.07 | 9,571 |
| Qualified XII (0.50) | 99,235.764 | 21.29 | 2,112,729 |
| Qualified XII (0.50) | 7,176.972 | 16.93 | 121,506 |
| Qualified XII (0.55) | 79,025.615 | 20.87 | 1,649,265 |
| Qualified XII (0.60) | 93,693.940 | 20.77 | 1,946,023 |
| Qualified XII (0.65) | 16,852.691 | 20.67 | 348,345 |
| Qualified XII (0.70) | 152,270.994 | 20.57 | 3,132,214 |
| Qualified XII (0.75) | 181,162.881 | 20.47 | 3,708,404 |
| Qualified XII (0.80) | 676,366.510 | 21.73 | 14,697,444 |
| Qualified XII (0.85) | 184,067.835 | 30.41 | 5,597,503 |
| Qualified XII (0.90) | 22,422.715 | 20.98 | 470,429 |
| Qualified XII (0.95) | 201,172.202 | 30.08 | 6,051,260 |
| Qualified XII (1.00) | 648,028.606 | 29.92 | 19,389,016 |
| Qualified XII (1.05) | 84,075.615 | 29.76 | 2,502,090 |
| Qualified XII (1.10) | 35,118.595 | 29.60 | 1,039,510 |
| Qualified XII (1.15) | 62,005.863 | 29.44 | 1,825,453 |
| Qualified XII (1.20) | 8,816.254 | 29.29 | 258,228 |
| Qualified XII (1.25) | 27,306.542 | 29.13 | 795,440 |
| Qualified XII (1.30) | 4,674.605 | 28.97 | 135,423 |
| Qualified XII (1.35) | 2,062.466 | 28.82 | 59,440 |
| Qualified XII (1.40) | 7,819.819 | 28.66 | 224,116 |
| Qualified XII (1.45) | 1,737.403 | 28.51 | 49,533 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Small Company Portfolio - Class I (continued)** | | | |
| Qualified XII (1.50) | 2,628.946 | $ 28.36 | $ 74,557 |
| Qualified XV | 11,359.587 | 30.08 | 341,696 |
| Qualified XVI | 46,498.163 | 28.36 | 1,318,688 |
| Qualified XVII | 3,932.763 | 29.13 | 114,561 |
| Qualified XVIII | 11,656.747 | 30.23 | 352,383 |
| Qualified XXI | 26,604.805 | 30.47 | 810,648 |
| Qualified XXV | 15,908.491 | 30.53 | 485,686 |
| Qualified XXVI | 7,111.577 | 30.20 | 214,770 |
| Qualified XXVII | 433,812.938 | 14.59 | 6,329,331 |
| Qualified XXVIII | 93,109.737 | 15.53 | 1,445,994 |
| Qualified XXXII | 6,155.544 | 15.14 | 93,195 |
| Qualified XXXIII (0.65) | 2,479.534 | 16.61 | 41,185 |
| Qualified XXXVI | 19,185.443 | 16.72 | 320,781 |
| Qualified LIII | 32,913.999 | 14.60 | 480,544 |
| Qualified LIV | 45,927.345 | 14.56 | 668,702 |
| Qualified LV | 28,173.079 | 14.65 | 412,736 |
| Qualified LVI | 14,940.284 | 14.65 | 218,875 |
| | 5,335,939.722 | | $ 135,137,851 |
| **ING VP Small Company Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 6,985.006 | $ 12.43 | $ 86,824 |
| | 6,985.006 | | $ 86,824 |
| **ING VP Value Opportunity Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 5,637.079 | $ 14.08 | $ 79,370 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP18 | 189.464 | 13.33 | 2,526 |
| ING MAP PLUS NP30 | 20.055 | 13.02 | 261 |
| Qualified V | 93.096 | 21.80 | 2,029 |
| Qualified VI | 1,148,268.432 | 22.17 | 25,457,111 |
| Qualified VIII | 642.982 | 22.15 | 14,242 |
| Qualified X (1.15) | 40,041.936 | 22.41 | 897,340 |
| Qualified X (1.25) | 95,842.252 | 22.17 | 2,124,823 |
| Qualified XII (0.05) | 26,504.111 | 24.04 | 637,159 |
| Qualified XII (0.20) | 10,444.711 | 16.20 | 169,204 |
| Qualified XII (0.25) | 1,838.990 | 16.12 | 29,645 |
| Qualified XII (0.30) | 3,045.271 | 16.05 | 48,877 |
| Qualified XII (0.35) | 5,457.172 | 15.97 | 87,151 |
| Qualified XII (0.40) | 5,694.401 | 24.08 | 137,121 |
| Qualified XII (0.45) | 124.341 | 15.82 | 1,967 |
| Qualified XII (0.50) | 824.733 | 12.35 | 10,185 |
| Qualified XII (0.50) | 60,064.440 | 16.82 | 1,010,284 |
| Qualified XII (0.55) | 199,925.674 | 15.66 | 3,130,836 |
| Qualified XII (0.60) | 46,075.028 | 15.59 | 718,310 |
| Qualified XII (0.65) | 10,755.796 | 15.51 | 166,822 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Value Opportunity Portfolio - Class I (continued)** | | | |
| Qualified XII (0.70) | 113,388.018 | $ 15.44 | $ 1,750,711 |
| Qualified XII (0.75) | 147,750.433 | 15.37 | 2,270,924 |
| Qualified XII (0.80) | 270,320.713 | 16.84 | 4,552,201 |
| Qualified XII (0.85) | 123,241.551 | 23.15 | 2,853,042 |
| Qualified XII (0.90) | 26,538.573 | 16.36 | 434,171 |
| Qualified XII (0.95) | 181,885.174 | 22.90 | 4,165,170 |
| Qualified XII (1.00) | 440,263.480 | 22.78 | 10,029,202 |
| Qualified XII (1.05) | 49,775.178 | 22.65 | 1,127,408 |
| Qualified XII (1.10) | 34,349.380 | 22.53 | 773,892 |
| Qualified XII (1.15) | 40,259.211 | 22.41 | 902,209 |
| Qualified XII (1.20) | 16,379.556 | 22.29 | 365,100 |
| Qualified XII (1.25) | 27,931.786 | 22.17 | 619,248 |
| Qualified XII (1.30) | 2,017.916 | 22.05 | 44,495 |
| Qualified XII (1.35) | 54.787 | 21.94 | 1,202 |
| Qualified XII (1.40) | 8,224.024 | 21.82 | 179,448 |
| Qualified XII (1.45) | 1,716.430 | 21.70 | 37,247 |
| Qualified XII (1.50) | 1,439.712 | 21.59 | 31,083 |
| Qualified XV | 2,535.884 | 22.90 | 58,072 |
| Qualified XVI | 24,376.640 | 21.59 | 526,292 |
| Qualified XVII | 1,661.614 | 22.17 | 36,838 |
| Qualified XVIII | 1,759.104 | 23.01 | 40,477 |
| Qualified XXI | 21,454.516 | 23.20 | 497,745 |
| Qualified XXV | 17,868.654 | 23.24 | 415,268 |
| Qualified XXVI | 6,458.470 | 22.99 | 148,480 |
| Qualified XXVII | 522,782.904 | 17.03 | 8,902,993 |
| Qualified XXVIII | 342,661.831 | 16.97 | 5,814,971 |
| Qualified XXXII | 4,600.319 | 13.95 | 64,174 |
| Qualified XXXIII (0.65) | 907.432 | 12.12 | 10,998 |
| Qualified XXXVI | 12,594.794 | 12.20 | 153,656 |
| Qualified LIII | 5,625.494 | 13.29 | 74,763 |
| Qualified LIV | 7,447.276 | 13.24 | 98,602 |
| Qualified LV | 17,536.463 | 13.32 | 233,586 |
| Qualified LVI | 18,039.196 | 13.33 | 240,462 |
| | 4,155,336.477 | | $ 82,179,393 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Financial Services Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 89,103.005 | $ 11.86 | $ 1,056,762 |
| Qualified X (1.15) | 777.728 | 12.24 | 9,519 |
| Qualified X (1.25) | 10,478.136 | 11.86 | 124,271 |
| Qualified XII (0.00) | 4.853 | 12.42 | 60 |
| Qualified XII (0.30) | 1,341.036 | 12.29 | 16,481 |
| Qualified XII (0.40) | 1,048.836 | 12.24 | 12,838 |
| Qualified XII (0.50) | 7,247.638 | 12.20 | 88,421 |
| Qualified XII (0.50) | 149.675 | 12.29 | 1,840 |
| Qualified XII (0.55) | 766.062 | 12.17 | 9,323 |
| Qualified XII (0.60) | 858.854 | 12.15 | 10,435 |
| Qualified XII (0.65) | 981.945 | 12.13 | 11,911 |
| Qualified XII (0.70) | 5,355.951 | 12.11 | 64,861 |
| Qualified XII (0.75) | 1,447.786 | 12.08 | 17,489 |
| Qualified XII (0.80) | 14,476.609 | 12.06 | 174,588 |
| Qualified XII (0.85) | 5,269.927 | 12.04 | 63,450 |
| Qualified XII (0.90) | 1,515.116 | 12.02 | 18,212 |
| Qualified XII (0.95) | 8,431.723 | 12.00 | 101,181 |
| Qualified XII (1.00) | 36,517.196 | 11.97 | 437,111 |
| Qualified XII (1.05) | 263.746 | 11.95 | 3,152 |
| Qualified XII (1.10) | 995.013 | 11.93 | 11,871 |
| Qualified XII (1.15) | 5,779.568 | 11.91 | 68,835 |
| Qualified XII (1.20) | 2,875.216 | 11.89 | 34,186 |
| Qualified XII (1.25) | 2,512.430 | 11.86 | 29,797 |
| Qualified XII (1.40) | 540.562 | 11.80 | 6,379 |
| Qualified XV | 3,066.789 | 12.00 | 36,801 |
| Qualified XVI | 3,870.612 | 11.76 | 45,518 |
| Qualified XVIII | 804.670 | 12.31 | 9,905 |
| Qualified XXI | 1,379.629 | 12.06 | 16,638 |
| Qualified XXV | 62.058 | 12.15 | 754 |
| Qualified XXVI | 10.103 | 12.08 | 122 |
| Qualified LIII | 2,890.544 | 11.97 | 34,600 |
| Qualified LIV | 1,128.415 | 11.93 | 13,462 |
| Qualified LV | 2,702.648 | 12.01 | 32,459 |
| | 214,654.079 | | $ 2,563,232 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Value Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 150,776.798 | $ 19.02 | $ 2,867,775 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,121.208 | 18.42 | 57,493 |
| ING MAP PLUS NP7 | 14.181 | 18.46 | 262 |
| ING MAP PLUS NP10 | 124.518 | 18.35 | 2,285 |
| ING MAP PLUS NP11 | 9,050.685 | 18.32 | 165,809 |
| ING MAP PLUS NP16 | 721.316 | 18.14 | 13,085 |
| ING MAP PLUS NP20 | 3,566.266 | 18.00 | 64,193 |
| ING MAP PLUS NP21 | 847.148 | 17.96 | 15,215 |
| ING MAP PLUS NP22 | 969.947 | 17.93 | 17,391 |
| ING MAP PLUS NP26 | 286.512 | 17.79 | 5,097 |
| ING MAP PLUS NP27 | 194.690 | 17.76 | 3,458 |
| ING MAP PLUS NP30 | 411.027 | 17.65 | 7,255 |
| ING MAP PLUS NP32 | 47.134 | 17.58 | 829 |
| Qualified V | 374.303 | 18.18 | 6,805 |
| Qualified VI | 1,153,195.300 | 18.36 | 21,172,666 |
| Qualified X (1.15) | 85,956.730 | 18.48 | 1,588,480 |
| Qualified X (1.25) | 274,247.717 | 18.36 | 5,035,188 |
| Qualified XII (0.00) | 2.229 | 19.91 | 44 |
| Qualified XII (0.20) | 81,787.726 | 19.65 | 1,607,129 |
| Qualified XII (0.25) | 1,600.247 | 19.59 | 31,349 |
| Qualified XII (0.30) | 34,521.020 | 19.53 | 674,196 |
| Qualified XII (0.40) | 124,250.104 | 19.40 | 2,410,452 |
| Qualified XII (0.50) | 360,257.354 | 19.27 | 6,942,159 |
| Qualified XII (0.50) | 3,704.199 | 19.28 | 71,417 |
| Qualified XII (0.55) | 63,875.406 | 19.21 | 1,227,047 |
| Qualified XII (0.60) | 24,277.695 | 19.15 | 464,918 |
| Qualified XII (0.65) | 72,701.035 | 19.09 | 1,387,863 |
| Qualified XII (0.70) | 65,780.673 | 19.03 | 1,251,806 |
| Qualified XII (0.75) | 48,073.735 | 18.97 | 911,959 |
| Qualified XII (0.80) | 318,109.098 | 18.91 | 6,015,443 |
| Qualified XII (0.85) | 89,632.801 | 18.84 | 1,688,682 |
| Qualified XII (0.90) | 14,519.980 | 18.78 | 272,685 |
| Qualified XII (0.95) | 3,676,407.462 | 18.72 | 68,822,348 |
| Qualified XII (1.00) | 580,800.400 | 18.66 | 10,837,735 |
| Qualified XII (1.05) | 32,957.789 | 18.60 | 613,015 |
| Qualified XII (1.10) | 11,068.069 | 18.54 | 205,202 |
| Qualified XII (1.15) | 108,102.334 | 18.48 | 1,997,731 |
| Qualified XII (1.20) | 3,982.831 | 18.42 | 73,364 |
| Qualified XII (1.25) | 42,482.821 | 18.36 | 779,985 |
| Qualified XII (1.30) | 3,381.204 | 18.31 | 61,910 |
| Qualified XII (1.35) | 433.213 | 18.25 | 7,906 |
| Qualified XII (1.40) | 7,902.954 | 18.19 | 143,755 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING VP International Value Portfolio - Class I (continued)** | | | | | |
| Qualified XII (1.45) | 798.864 | $ | 18.13 | $ | 14,483 |
| Qualified XII (1.50) | 1,137.765 | | 18.07 | | 20,559 |
| Qualified XV | 5,268.742 | | 18.72 | | 98,631 |
| Qualified XVI | 27,784.958 | | 18.07 | | 502,074 |
| Qualified XVII | 288.025 | | 18.36 | | 5,288 |
| Qualified XVIII | 12,044.867 | | 18.36 | | 221,144 |
| Qualified XXI | 6,887.930 | | 18.91 | | 130,251 |
| Qualified XXV | 3,409.889 | | 19.12 | | 65,197 |
| Qualified XXVI | 3,469.922 | | 18.84 | | 65,373 |
| Qualified XXVIII | 789,032.436 | | 20.79 | | 16,403,984 |
| Qualified XXXII | 4,472.934 | | 18.83 | | 84,225 |
| Qualified XXXIII (0.65) | 24,299.962 | | 18.99 | | 461,456 |
| Qualified LIII | 6,823.615 | | 16.71 | | 114,023 |
| Qualified LIV | 8,999.170 | | 16.66 | | 149,926 |
| Qualified LV | 16,168.672 | | 16.76 | | 270,987 |
| | 8,365,405.610 | | | $ | 158,130,987 |
| **ING VP International Value Portfolio - Class S** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 31,901.035 | $ | 15.05 | $ | 480,111 |
| | 31,901.035 | | | $ | 480,111 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 233,721.208 | $ 14.81 | $ 3,461,411 |
| Qualified X (1.15) | 4,256.132 | 14.91 | 63,459 |
| Qualified X (1.25) | 36,925.350 | 14.81 | 546,864 |
| Qualified XII (0.20) | 165.394 | 15.85 | 2,621 |
| Qualified XII (0.30) | 2,349.667 | 15.75 | 37,007 |
| Qualified XII (0.40) | 5,141.977 | 15.65 | 80,472 |
| Qualified XII (0.50) | 2,496.115 | 15.55 | 38,815 |
| Qualified XII (0.50) | 1,309.774 | 17.22 | 22,554 |
| Qualified XII (0.55) | 21,837.852 | 15.50 | 338,487 |
| Qualified XII (0.60) | 5,430.201 | 15.45 | 83,897 |
| Qualified XII (0.65) | 28,994.691 | 15.40 | 446,518 |
| Qualified XII (0.70) | 9,444.337 | 15.35 | 144,971 |
| Qualified XII (0.75) | 9,272.495 | 15.30 | 141,869 |
| Qualified XII (0.80) | 62,245.647 | 15.25 | 949,246 |
| Qualified XII (0.85) | 24,143.697 | 15.20 | 366,984 |
| Qualified XII (0.90) | 2,967.541 | 15.15 | 44,958 |
| Qualified XII (0.95) | 59,687.021 | 15.10 | 901,274 |
| Qualified XII (1.00) | 83,258.894 | 15.05 | 1,253,046 |
| Qualified XII (1.05) | 2,864.170 | 15.00 | 42,963 |
| Qualified XII (1.10) | 12,929.707 | 14.96 | 193,428 |
| Qualified XII (1.15) | 2,445.890 | 14.91 | 36,468 |
| Qualified XII (1.20) | 1,960.445 | 14.86 | 29,132 |
| Qualified XII (1.25) | 7,626.645 | 14.81 | 112,951 |
| Qualified XII (1.30) | 2,033.383 | 14.76 | 30,013 |
| Qualified XII (1.35) | 13.702 | 14.72 | 202 |
| Qualified XII (1.40) | 1,625.294 | 14.67 | 23,843 |
| Qualified XII (1.45) | 233.579 | 14.62 | 3,415 |
| Qualified XII (1.50) | 80.195 | 14.57 | 1,168 |
| Qualified XV | 403.387 | 15.10 | 6,091 |
| Qualified XVI | 4,592.898 | 14.57 | 66,919 |
| Qualified XVIII | 4,615.704 | 14.81 | 68,359 |
| Qualified XXI | 2,237.083 | 15.25 | 34,116 |
| Qualified XXV | 993.345 | 15.42 | 15,317 |
| Qualified XXVI | 1,840.814 | 15.20 | 27,980 |
| Qualified LIII | 4,070.622 | 15.72 | 63,990 |
| Qualified LIV | 599.500 | 15.67 | 9,394 |
| Qualified LV | 4,278.098 | 15.77 | 67,466 |
| | 649,092.454 | | $ 9,757,668 |
| **ING VP MidCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 4,998.574 | $ 14.00 | $ 69,980 |
| | 4,998.574 | | $ 69,980 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Real Estate Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 300.977 | $ 16.75 | $ 5,041 |
| Qualified V | 356.374 | 17.08 | 6,087 |
| Qualified VI | 827,078.550 | 17.18 | 14,209,209 |
| Qualified X (1.15) | 17,749.433 | 17.24 | 306,000 |
| Qualified X (1.25) | 70,685.462 | 17.18 | 1,214,376 |
| Qualified XII (0.00) | 102.754 | 17.98 | 1,848 |
| Qualified XII (0.25) | 174.207 | 17.82 | 3,104 |
| Qualified XII (0.30) | 31,597.008 | 17.79 | 562,111 |
| Qualified XII (0.40) | 41,052.406 | 17.72 | 727,449 |
| Qualified XII (0.50) | 268.260 | 17.80 | 4,775 |
| Qualified XII (0.50) | 175,234.253 | 17.66 | 3,094,637 |
| Qualified XII (0.55) | 14,741.329 | 17.62 | 259,742 |
| Qualified XII (0.60) | 5,548.583 | 17.59 | 97,600 |
| Qualified XII (0.65) | 2,807.161 | 17.56 | 49,294 |
| Qualified XII (0.70) | 24,935.571 | 17.53 | 437,121 |
| Qualified XII (0.75) | 13,459.270 | 17.49 | 235,403 |
| Qualified XII (0.80) | 204,172.485 | 17.46 | 3,564,852 |
| Qualified XII (0.85) | 111,562.008 | 17.43 | 1,944,526 |
| Qualified XII (0.90) | 17,183.529 | 17.40 | 298,993 |
| Qualified XII (0.95) | 79,692.286 | 17.37 | 1,384,255 |
| Qualified XII (1.00) | 580,251.728 | 17.33 | 10,055,762 |
| Qualified XII (1.05) | 19,612.821 | 17.30 | 339,302 |
| Qualified XII (1.10) | 8,581.018 | 17.27 | 148,194 |
| Qualified XII (1.15) | 28,364.896 | 17.24 | 489,011 |
| Qualified XII (1.20) | 5,790.964 | 17.21 | 99,662 |
| Qualified XII (1.25) | 18,822.721 | 17.18 | 323,374 |
| Qualified XII (1.30) | 74.587 | 17.14 | 1,278 |
| Qualified XII (1.35) | 58.494 | 17.11 | 1,001 |
| Qualified XII (1.40) | 4,847.831 | 17.08 | 82,801 |
| Qualified XII (1.45) | 401.633 | 17.05 | 6,848 |
| Qualified XII (1.50) | 5.531 | 17.02 | 94 |
| Qualified XV | 1,415.967 | 17.37 | 24,595 |
| Qualified XVI | 11,442.597 | 17.02 | 194,753 |
| Qualified XVII | 848.976 | 17.31 | 14,696 |
| Qualified XVIII | 4,717.041 | 17.18 | 81,039 |
| Qualified XXI | 2,509.908 | 17.46 | 43,823 |
| Qualified XXV | 6,114.671 | 17.59 | 107,557 |
| Qualified XXVI | 2,143.058 | 17.49 | 37,482 |
| Qualified XXVII | 467,375.823 | 17.33 | 8,099,623 |
| Qualified XXVIII | 35,970.913 | 8.01 | 288,127 |
| Qualified XXXII | 1,304.551 | 17.18 | 22,412 |
| Qualified LIII | 4,909.328 | 13.41 | 65,834 |
| Qualified LIV | 3,514.527 | 13.37 | 46,989 |
| Qualified LV | 3,819.189 | 13.45 | 51,368 |
| Qualified LVI | 1.409 | 13.46 | 19 |
| | 2,851,602.088 | | $ 49,032,067 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 336.976 | $ 15.30 | $ 5,156 |
| Qualified V | 67.915 | 9.56 | 649 |
| Qualified VI | 222,961.635 | 9.66 | 2,153,809 |
| Qualified VIII | 126.457 | 9.66 | 1,222 |
| Qualified X (1.15) | 26,057.282 | 9.72 | 253,277 |
| Qualified X (1.25) | 43,772.846 | 9.66 | 422,846 |
| Qualified XII (0.20) | 74.708 | 10.34 | 772 |
| Qualified XII (0.25) | 581.611 | 10.31 | 5,996 |
| Qualified XII (0.30) | 2,269.069 | 10.27 | 23,303 |
| Qualified XII (0.40) | 8,289.528 | 10.21 | 84,636 |
| Qualified XII (0.50) | 2,180.529 | 10.14 | 22,111 |
| Qualified XII (0.50) | 2,934.955 | 11.00 | 32,285 |
| Qualified XII (0.55) | 396,737.857 | 10.11 | 4,011,020 |
| Qualified XII (0.60) | 9,520.700 | 10.08 | 95,969 |
| Qualified XII (0.65) | 56,833.183 | 10.04 | 570,605 |
| Qualified XII (0.70) | 8,124.410 | 10.01 | 81,325 |
| Qualified XII (0.75) | 6,510.245 | 9.98 | 64,972 |
| Qualified XII (0.80) | 106,550.289 | 9.95 | 1,060,175 |
| Qualified XII (0.85) | 27,542.699 | 9.91 | 272,948 |
| Qualified XII (0.90) | 1,552.899 | 9.88 | 15,343 |
| Qualified XII (0.95) | 58,940.404 | 9.85 | 580,563 |
| Qualified XII (1.00) | 149,833.102 | 9.82 | 1,471,361 |
| Qualified XII (1.05) | 5,795.520 | 9.79 | 56,738 |
| Qualified XII (1.10) | 11,294.634 | 9.76 | 110,236 |
| Qualified XII (1.15) | 5,022.878 | 9.72 | 48,822 |
| Qualified XII (1.20) | 2,802.389 | 9.69 | 27,155 |
| Qualified XII (1.25) | 11,546.484 | 9.66 | 111,539 |
| Qualified XII (1.30) | 150.686 | 9.63 | 1,451 |
| Qualified XII (1.40) | 4,082.622 | 9.57 | 39,071 |
| Qualified XII (1.45) | 897.943 | 9.54 | 8,566 |
| Qualified XV | 600.642 | 9.85 | 5,916 |
| Qualified XVI | 6,904.564 | 9.51 | 65,662 |
| Qualified XVIII | 3,357.893 | 9.66 | 32,437 |
| Qualified XXI | 2,506.166 | 9.95 | 24,936 |
| Qualified XXV | 7,112.951 | 10.06 | 71,556 |
| Qualified XXVI | 857.178 | 9.91 | 8,495 |
| Qualified LIII | 304.978 | 14.76 | 4,501 |
| Qualified LIV | 3,286.677 | 14.72 | 48,380 |
| Qualified LV | 1,274.324 | 14.81 | 18,873 |
| | 1,199,597.828 | | $ 11,914,677 |
| | | | |
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 1,371.822 | $ 12.58 | $ 17,258 |
| | 1,371.822 | | $ 17,258 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 948,232.040 | $12.24 to $40.08 | $ 26,728,650 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 1,399.479 | 12.89 | 18,039 |
| ING MAP PLUS NP14 | 342.724 | 12.57 | 4,308 |
| ING MAP PLUS NP15 | 12,527.701 | 12.54 | 157,097 |
| ING MAP PLUS NP25 | 128.355 | 12.30 | 1,579 |
| ING MAP PLUS NP26 | 1,782.161 | 12.27 | 21,867 |
| Qualified I | 21,734.805 | 39.38 | 855,917 |
| Qualified V | 431.383 | 29.14 | 12,571 |
| Qualified VI | 7,300,680.328 | 29.66 | 216,538,179 |
| Qualified VII | 112,303.840 | 28.70 | 3,223,120 |
| Qualified VIII | 2,229.891 | 27.51 | 61,344 |
| Qualified IX | 1,489.672 | 28.95 | 43,126 |
| Qualified X (1.15) | 342,598.949 | 30.08 | 10,305,376 |
| Qualified X (1.25) | 1,978,099.352 | 20.75 | 41,045,562 |
| Qualified XII (0.05) | 69,073.333 | 32.18 | 2,222,780 |
| Qualified XII (0.20) | 47,472.981 | 16.03 | 760,992 |
| Qualified XII (0.25) | 48,555.678 | 15.96 | 774,949 |
| Qualified XII (0.30) | 142,185.812 | 15.88 | 2,257,911 |
| Qualified XII (0.35) | 14,280.762 | 15.80 | 225,636 |
| Qualified XII (0.40) | 17,236.957 | 22.60 | 389,555 |
| Qualified XII (0.45) | 36.866 | 15.65 | 577 |
| Qualified XII (0.50) | 5,536.301 | 14.08 | 77,951 |
| Qualified XII (0.50) | 345,032.231 | 16.18 | 5,582,621 |
| Qualified XII (0.55) | 184,243.799 | 15.50 | 2,855,779 |
| Qualified XII (0.60) | 309,889.837 | 15.43 | 4,781,600 |
| Qualified XII (0.65) | 32,140.561 | 15.36 | 493,679 |
| Qualified XII (0.70) | 361,574.774 | 15.28 | 5,524,863 |
| Qualified XII (0.75) | 434,957.832 | 15.21 | 6,615,709 |
| Qualified XII (0.80) | 1,538,681.882 | 16.15 | 24,849,712 |
| Qualified XII (0.85) | 996,954.630 | 21.74 | 21,673,794 |
| Qualified XII (0.90) | 201,891.873 | 15.72 | 3,173,740 |
| Qualified XII (0.95) | 1,175,115.566 | 21.49 | 25,253,234 |
| Qualified XII (1.00) | 1,524,448.143 | 21.37 | 32,577,457 |
| Qualified XII (1.05) | 154,720.424 | 21.24 | 3,286,262 |
| Qualified XII (1.10) | 177,825.128 | 21.12 | 3,755,667 |
| Qualified XII (1.15) | 344,528.796 | 21.00 | 7,235,105 |
| Qualified XII (1.20) | 25,176.931 | 20.87 | 525,443 |
| Qualified XII (1.25) | 93,826.975 | 20.75 | 1,946,910 |
| Qualified XII (1.30) | 4,067.015 | 20.63 | 83,903 |
| Qualified XII (1.35) | 1,852.526 | 20.51 | 37,995 |
| Qualified XII (1.40) | 17,025.482 | 20.39 | 347,150 |
| Qualified XII (1.45) | 250.652 | 20.28 | 5,083 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced Portfolio - Class I (continued)** | | | |
| Qualified XII (1.50) | 1,097.186 | $ 20.16 | $ 22,119 |
| Qualified XV | 43,686.268 | 30.66 | 1,339,421 |
| Qualified XVI | 157,457.649 | 28.88 | 4,547,377 |
| Qualified XVII | 117,538.365 | 30.46 | 3,580,219 |
| Qualified XVIII | 164,673.961 | 30.46 | 5,015,969 |
| Qualified XIX | 9,738.770 | 40.44 | 393,836 |
| Qualified XX | 21,362.758 | 39.99 | 854,297 |
| Qualified XXI | 61,710.009 | 31.06 | 1,916,713 |
| Qualified XXV | 48,505.947 | 31.09 | 1,508,050 |
| Qualified XXVI | 11,827.272 | 30.75 | 363,689 |
| Qualified XXVII | 907,785.513 | 39.66 | 36,002,773 |
| Qualified XXVIII | 102,224.563 | 39.54 | 4,041,959 |
| Qualified XXX | 45,364.206 | 38.26 | 1,735,635 |
| Qualified XXXII | 256,682.378 | 12.88 | 3,306,069 |
| Qualified XXXIII (0.65) | 4,059.803 | 13.82 | 56,106 |
| Qualified XXXVI | 36,124.795 | 13.91 | 502,496 |
| Qualified LIII | 81,492.233 | 12.35 | 1,006,429 |
| Qualified LIV | 262,619.296 | 12.31 | 3,232,844 |
| Qualified LV | 164,169.138 | 12.39 | 2,034,056 |
| Qualified LVI | 51,701.565 | 12.40 | 641,099 |
| | 21,542,386.102 | | $ 528,433,948 |
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 291,112.624 | $11.02 to $92.31 | $ 6,567,519 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,985.802 | 11.49 | 103,247 |
| ING MAP PLUS NP1 | 34,663.087 | 11.64 | 403,478 |
| ING MAP PLUS NP6 | 29,867.595 | 11.53 | 344,373 |
| ING MAP PLUS NP8 | 29,740.306 | 11.48 | 341,419 |
| ING MAP PLUS NP9 | 3,945.316 | 11.46 | 45,213 |
| ING MAP PLUS NP10 | 15.285 | 11.44 | 175 |
| ING MAP PLUS NP11 | 99,263.195 | 11.42 | 1,133,586 |
| ING MAP PLUS NP12 | 43,926.692 | 11.39 | 500,325 |
| ING MAP PLUS NP13 | 47.392 | 11.37 | 539 |
| ING MAP PLUS NP14 | 2,210.776 | 11.35 | 25,092 |
| ING MAP PLUS NP15 | 8,050.395 | 11.33 | 91,211 |
| ING MAP PLUS NP16 | 4,390.492 | 11.31 | 49,656 |
| ING MAP PLUS NP17 | 11,960.876 | 11.28 | 134,919 |
| ING MAP PLUS NP18 | 43.247 | 11.26 | 487 |
| ING MAP PLUS NP19 | 8,482.178 | 11.24 | 95,340 |
| ING MAP PLUS NP20 | 759.115 | 11.22 | 8,517 |
| ING MAP PLUS NP21 | 2,791.990 | 11.20 | 31,270 |
| ING MAP PLUS NP22 | 2,728.395 | 11.17 | 30,476 |
| ING MAP PLUS NP23 | 2,439.610 | 11.15 | 27,202 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP24 | 666.522 | $ 11.13 | $ 7,418 |
| ING MAP PLUS NP25 | 416.819 | 11.11 | 4,631 |
| ING MAP PLUS NP26 | 448.446 | 11.09 | 4,973 |
| ING MAP PLUS NP27 | 988.005 | 11.06 | 10,927 |
| ING MAP PLUS NP28 | 14,642.000 | 11.04 | 161,648 |
| ING MAP PLUS NP29 | 2,330.034 | 11.02 | 25,677 |
| ING MAP PLUS NP30 | 2,534.185 | 11.00 | 27,876 |
| Qualified I | 5,503.113 | 81.10 | 446,302 |
| Qualified V | 564.237 | 20.47 | 11,550 |
| Qualified VI | 5,973,103.947 | 20.55 | 122,747,286 |
| Qualified VII | 64,511.739 | 19.12 | 1,233,464 |
| Qualified VIII | 8,443.406 | 18.91 | 159,665 |
| Qualified IX | 553.670 | 19.92 | 11,029 |
| Qualified X (1.15) | 273,497.639 | 20.84 | 5,699,691 |
| Qualified X (1.25) | 1,041,449.103 | 17.41 | 18,131,629 |
| Qualified XII (0.00) | 13,376.319 | 17.16 | 229,538 |
| Qualified XII (0.05) | 127,866.167 | 22.30 | 2,851,416 |
| Qualified XII (0.05) | 55,906.959 | 22.30 | 1,246,725 |
| Qualified XII (0.20) | 34,482.712 | 16.83 | 580,344 |
| Qualified XII (0.25) | 62,114.654 | 16.75 | 1,040,420 |
| Qualified XII (0.30) | 118,509.794 | 16.67 | 1,975,558 |
| Qualified XII (0.35) | 12,107.420 | 16.59 | 200,862 |
| Qualified XII (0.40) | 39,363.423 | 18.95 | 745,937 |
| Qualified XII (0.45) | 767.134 | 16.43 | 12,604 |
| Qualified XII (0.50) | 389,230.272 | 16.58 | 6,453,438 |
| Qualified XII (0.50) | 4,971.824 | 13.83 | 68,760 |
| Qualified XII (0.55) | 139,784.456 | 16.28 | 2,275,691 |
| Qualified XII (0.60) | 131,954.555 | 16.20 | 2,137,664 |
| Qualified XII (0.65) | 203,883.777 | 16.12 | 3,286,606 |
| Qualified XII (0.70) | 366,287.395 | 16.04 | 5,875,250 |
| Qualified XII (0.75) | 309,498.084 | 15.97 | 4,942,684 |
| Qualified XII (0.80) | 1,093,084.586 | 16.12 | 17,620,524 |
| Qualified XII (0.85) | 793,568.140 | 18.23 | 14,466,747 |
| Qualified XII (0.90) | 100,360.583 | 15.98 | 1,603,762 |
| Qualified XII (0.95) | 2,974,276.662 | 18.02 | 53,596,465 |
| Qualified XII (1.00) | 2,009,478.141 | 17.92 | 36,009,848 |
| Qualified XII (1.05) | 322,338.649 | 17.82 | 5,744,075 |
| Qualified XII (1.10) | 112,915.355 | 17.71 | 1,999,731 |
| Qualified XII (1.15) | 160,353.901 | 17.61 | 2,823,832 |
| Qualified XII (1.20) | 57,371.731 | 17.51 | 1,004,579 |
| Qualified XII (1.25) | 123,836.475 | 17.41 | 2,155,993 |
| Qualified XII (1.30) | 9,582.355 | 17.30 | 165,775 |
| Qualified XII (1.35) | 3,958.768 | 17.20 | 68,091 |
| Qualified XII (1.40) | 38,316.350 | 17.10 | 655,210 |
| Qualified XII (1.45) | 7,711.403 | 17.00 | 131,094 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I (continued)** | | | |
| Qualified XII (1.50) | 1,017.949 | $ 16.91 | $ 17,214 |
| Qualified XV | 10,246.810 | 21.24 | 217,642 |
| Qualified XVI | 154,626.609 | 20.01 | 3,094,078 |
| Qualified XVII | 125,892.785 | 20.88 | 2,628,641 |
| Qualified XVIII | 209,748.174 | 20.88 | 4,379,542 |
| Qualified XIX | 220.001 | 82.40 | 18,128 |
| Qualified XX | 7,454.399 | 80.95 | 603,434 |
| Qualified XXI | 23,108.300 | 21.52 | 497,291 |
| Qualified XXV | 27,410.475 | 21.54 | 590,422 |
| Qualified XXVI | 22,413.479 | 21.31 | 477,631 |
| Qualified XXVII | 703,379.379 | 81.14 | 57,072,203 |
| Qualified XXVIII | 142,407.002 | 80.89 | 11,519,302 |
| Qualified XXIX | 445.374 | 79.68 | 35,487 |
| Qualified XXX | 17,585.099 | 78.28 | 1,376,562 |
| Qualified XXXII | 110,151.944 | 11.39 | 1,254,631 |
| Qualified XXXIII (0.65) | 25,108.956 | 13.57 | 340,729 |
| Qualified XXXVI | 43,698.634 | 13.66 | 596,923 |
| Qualified LIII | 89,507.790 | 11.22 | 1,004,277 |
| Qualified LIV | 166,671.446 | 11.19 | 1,865,053 |
| Qualified LV | 244,929.925 | 11.26 | 2,757,911 |
| Qualified LVI | 28,260.401 | 11.26 | 318,212 |
| | 19,946,620.208 | | $ 421,252,346 |
| **ING VP Intermediate Bond Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 23,490.810 | $ 10.58 | $ 248,533 |
| | 23,490.810 | | $ 248,533 |
| **ING VP Money Market Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 275,221.626 | $11.05 to $12.80 | $ 3,073,764 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 232,053.447 | 10.95 | 2,540,985 |
| ING MAP PLUS NP6 | 12.219 | 11.14 | 136 |
| ING MAP PLUS NP15 | 21,833.532 | 10.95 | 239,077 |
| ING MAP PLUS NP25 | 1,930.111 | 10.73 | 20,710 |
| Qualified I | 6,648.668 | 53.48 | 355,571 |
| Qualified V | 8,063.138 | 14.89 | 120,060 |
| Qualified VI | 5,050,682.506 | 15.21 | 76,820,881 |
| Qualified VII | 83,511.405 | 15.20 | 1,269,373 |
| Qualified VIII | 4,748.624 | 14.64 | 69,520 |
| Qualified IX | 933.649 | 15.44 | 14,416 |
| Qualified X (1.15) | 355,260.730 | 15.43 | 5,481,673 |
| Qualified X (1.25) | 949,865.155 | 13.60 | 12,918,166 |
| Qualified XII (0.00) | 2,878.863 | 14.13 | 40,678 |
| Qualified XII (0.05) | 35,570.850 | 16.51 | 587,275 |
| Qualified XII (0.25) | 4,290.739 | 13.79 | 59,169 |
| Qualified XII (0.30) | 21,422.636 | 13.73 | 294,133 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market Portfolio - Class I (continued)** | | | |
| Qualified XII (0.35) | 85,031.999 | $ 13.66 | $ 1,161,537 |
| Qualified XII (0.40) | 129,805.947 | 14.81 | 1,922,426 |
| Qualified XII (0.45) | 54.305 | 13.53 | 735 |
| Qualified XII (0.50) | 1,202,283.829 | 13.60 | 16,351,060 |
| Qualified XII (0.50) | 1,313.156 | 11.77 | 15,456 |
| Qualified XII (0.55) | 240,415.320 | 13.40 | 3,221,565 |
| Qualified XII (0.60) | 97,083.756 | 13.34 | 1,295,097 |
| Qualified XII (0.65) | 1,019,237.066 | 13.27 | 13,525,276 |
| Qualified XII (0.70) | 1,333,041.269 | 13.21 | 17,609,475 |
| Qualified XII (0.75) | 440,028.399 | 13.15 | 5,786,373 |
| Qualified XII (0.80) | 1,863,139.120 | 13.25 | 24,686,593 |
| Qualified XII (0.85) | 745,229.347 | 14.25 | 10,619,518 |
| Qualified XII (0.90) | 140,725.108 | 13.09 | 1,842,092 |
| Qualified XII (0.95) | 2,504,027.050 | 14.08 | 35,256,701 |
| Qualified XII (1.00) | 3,818,074.284 | 14.00 | 53,453,040 |
| Qualified XII (1.05) | 264,296.612 | 13.92 | 3,679,009 |
| Qualified XII (1.10) | 217,781.021 | 13.84 | 3,014,089 |
| Qualified XII (1.15) | 189,178.493 | 13.76 | 2,603,096 |
| Qualified XII (1.20) | 109,772.274 | 13.68 | 1,501,685 |
| Qualified XII (1.25) | 583,468.060 | 13.60 | 7,935,166 |
| Qualified XII (1.30) | 12,665.740 | 13.52 | 171,241 |
| Qualified XII (1.35) | 3,458.251 | 13.44 | 46,479 |
| Qualified XII (1.40) | 32,771.297 | 13.36 | 437,825 |
| Qualified XII (1.45) | 13,924.060 | 13.29 | 185,051 |
| Qualified XII (1.50) | 4,415.427 | 13.21 | 58,328 |
| Qualified XV | 19,425.286 | 15.72 | 305,365 |
| Qualified XVI | 133,928.674 | 14.81 | 1,983,484 |
| Qualified XVII | 158,695.298 | 15.21 | 2,413,755 |
| Qualified XVIII | 311,942.966 | 15.21 | 4,744,653 |
| Qualified XIX | 142.428 | 53.48 | 7,617 |
| Qualified XX | 23,540.355 | 52.41 | 1,233,750 |
| Qualified XXI | 56,606.386 | 15.93 | 901,740 |
| Qualified XXV | 73,658.670 | 15.95 | 1,174,856 |
| Qualified XXVI | 43,476.398 | 15.77 | 685,623 |
| Qualified XXVII | 2,844,910.643 | 56.29 | 160,140,020 |
| Qualified XXVIII | 529,800.657 | 55.20 | 29,244,996 |
| Qualified XXIX | 1.550 | 52.41 | 81 |
| Qualified XXX | 40,988.494 | 51.49 | 2,110,498 |
| Qualified XXXII | 39,600.389 | 10.92 | 432,436 |
| Qualified XXXIII (0.65) | 37,108.531 | 11.55 | 428,604 |
| Qualified XXXV | 113,974.223 | 11.01 | 1,254,856 |
| Qualified XXXVI | 48,790.791 | 11.63 | 567,437 |
| Qualified LIII | 84,028.549 | 11.23 | 943,641 |
| Qualified LIV | 55,529.520 | 11.20 | 621,931 |
| Qualified LV | 65,665.234 | 11.27 | 740,047 |
| Qualified LVI | 2,292.139 | 11.27 | 25,832 |
| | 26,790,256.269 | | $ 520,245,722 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Adviser Balanced Fund - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 46.429 | $ 14.44 | $ 670 |
| | 46.429 | | $ 670 |
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 8,256.002 | $ 32.14 | $ 265,348 |
| Qualified XII (0.50) | 139.832 | 21.44 | 2,998 |
| Qualified XII (0.55) | 2.129 | 20.30 | 43 |
| Qualified XII (0.65) | 15.039 | 20.11 | 302 |
| Qualified XII (0.70) | 747.469 | 20.01 | 14,957 |
| Qualified XII (0.75) | 15.472 | 19.92 | 308 |
| Qualified XII (0.80) | 87.835 | 21.42 | 1,881 |
| Qualified XII (0.85) | 13.339 | 29.98 | 400 |
| Qualified XII (0.90) | 675.594 | 20.81 | 14,059 |
| Qualified XII (0.95) | 424.085 | 29.63 | 12,566 |
| Qualified XII (1.00) | 908.100 | 29.46 | 26,753 |
| Qualified XII (1.15) | 23.436 | 28.95 | 678 |
| Qualified XII (1.25) | 30.758 | 28.61 | 880 |
| Qualified XII (1.45) | 6.261 | 27.96 | 175 |
| Qualified XVII | 367.124 | 32.14 | 11,799 |
| Qualified LV | 1,051.663 | 13.48 | 14,176 |
| | 12,764.138 | | $ 367,323 |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 3,196.086 | $ 22.38 | $ 71,528 |
| Qualified X (1.25) | 8.067 | 15.06 | 121 |
| Qualified XII (0.50) | 21.200 | 16.45 | 349 |
| Qualified XII (0.55) | 20.742 | 16.07 | 333 |
| Qualified XII (0.60) | 46.700 | 15.99 | 747 |
| Qualified XII (0.70) | 595.374 | 15.84 | 9,431 |
| Qualified XII (0.80) | 49.588 | 16.02 | 794 |
| Qualified XII (0.85) | 77.655 | 19.59 | 1,521 |
| Qualified XII (0.90) | 49.086 | 15.87 | 779 |
| Qualified XII (0.95) | 147.489 | 19.37 | 2,857 |
| Qualified XII (1.00) | 547.659 | 19.25 | 10,542 |
| Qualified XII (1.05) | 3.460 | 19.14 | 66 |
| Qualified XII (1.15) | 21.847 | 18.92 | 413 |
| | 4,784.953 | | $ 99,481 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Large Cap Growth Portfolio -** | | | |
| **Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 4,553.955 | $ 23.11 | $ 105,242 |
| Qualified X (1.15) | 74.070 | 25.03 | 1,854 |
| Qualified X (1.25) | 19.201 | 24.72 | 475 |
| Qualified XII (0.50) | 127.074 | 14.84 | 1,886 |
| Qualified XII (0.55) | 3.134 | 13.92 | 44 |
| Qualified XII (0.70) | 1,055.815 | 13.72 | 14,486 |
| Qualified XII (0.75) | 22.939 | 13.66 | 313 |
| Qualified XII (0.80) | 38.043 | 14.96 | 569 |
| Qualified XII (0.85) | 54.556 | 20.70 | 1,129 |
| Qualified XII (0.90) | 394.210 | 14.40 | 5,677 |
| Qualified XII (0.95) | 140.175 | 20.46 | 2,868 |
| Qualified XII (1.00) | 750.019 | 20.34 | 15,255 |
| Qualified XII (1.40) | 4.237 | 19.42 | 82 |
| Qualified XVII | 4.160 | 23.11 | 96 |
| | 7,241.588 | | $ 149,976 |
| **Janus Aspen Series Mid Cap Growth Portfolio -** | | | |
| **Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 12,558.899 | $ 31.89 | $ 400,503 |
| Qualified X (1.15) | 47.017 | 31.18 | 1,466 |
| Qualified XII (0.45) | 0.050 | 19.84 | 1 |
| Qualified XII (0.50) | 152.052 | 20.42 | 3,105 |
| Qualified XII (0.55) | 2.276 | 19.65 | 45 |
| Qualified XII (0.65) | 15.004 | 19.47 | 292 |
| Qualified XII (0.70) | 1,368.024 | 19.37 | 26,499 |
| Qualified XII (0.80) | 7.921 | 20.70 | 164 |
| Qualified XII (0.85) | 809.351 | 22.33 | 18,073 |
| Qualified XII (0.90) | 317.850 | 20.15 | 6,405 |
| Qualified XII (0.95) | 200.988 | 22.07 | 4,436 |
| Qualified XII (1.00) | 650.557 | 21.94 | 14,273 |
| Qualified XII (1.10) | 437.275 | 21.69 | 9,484 |
| Qualified XII (1.15) | 12.290 | 21.56 | 265 |
| Qualified XII (1.40) | 112.369 | 20.95 | 2,354 |
| Qualified XII (1.45) | 9.867 | 20.82 | 205 |
| Qualified XVII | 89.410 | 31.89 | 2,851 |
| | 16,791.200 | | $ 490,421 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 8,091.490 | $ 27.17 | $ 219,846 |
| Qualified X (1.15) | 163.612 | 30.90 | 5,056 |
| Qualified XII (0.45) | 0.093 | 14.04 | 1 |
| Qualified XII (0.50) | 220.522 | 15.68 | 3,458 |
| Qualified XII (0.65) | 14.974 | 13.77 | 206 |
| Qualified XII (0.70) | 1,334.874 | 13.70 | 18,288 |
| Qualified XII (0.80) | 349.719 | 15.96 | 5,582 |
| Qualified XII (0.85) | 352.256 | 23.30 | 8,208 |
| Qualified XII (0.90) | 640.005 | 15.47 | 9,901 |
| Qualified XII (0.95) | 205.028 | 23.03 | 4,722 |
| Qualified XII (1.00) | 1,177.937 | 22.90 | 26,975 |
| Qualified XII (1.10) | 112.526 | 22.64 | 2,548 |
| Qualified XII (1.15) | 35.204 | 22.50 | 792 |
| Qualified XVII | 427.257 | 27.17 | 11,609 |
| | 13,125.497 | | $ 317,192 |
| **Lazard Mid Cap Portfolio - Open Shares** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 13,931.238 | $ 8.78 | $ 122,316 |
| Qualified VI | 8,755.899 | 8.74 | 76,527 |
| Qualified XII (0.00) | 27.027 | 8.81 | 238 |
| Qualified XII (0.40) | 7.790 | 8.79 | 68 |
| Qualified XII (0.50) | 10,850.937 | 8.78 | 95,271 |
| Qualified XII (0.65) | 28.086 | 8.77 | 246 |
| Qualified XII (0.80) | 2,941.115 | 8.76 | 25,764 |
| Qualified XII (0.85) | 5.939 | 8.76 | 52 |
| Qualified XII (0.90) | 9.034 | 8.76 | 79 |
| Qualified XII (0.95) | 248.640 | 8.75 | 2,176 |
| Qualified XII (1.00) | 51.489 | 8.75 | 451 |
| Qualified XII (1.05) | 169.951 | 8.75 | 1,487 |
| Qualified XII (1.10) | 78.430 | 8.75 | 686 |
| Qualified XII (1.25) | 88.262 | 8.74 | 771 |
| Qualified XV | 10.318 | 8.75 | 90 |
| | 37,204.155 | | $ 326,222 |
| **LKCM Aquinas Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.05) | 19,462.823 | $ 12.10 | $ 235,500 |
| | 19,462.823 | | $ 235,500 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Mid-Cap Value Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP7 | 14.402 | $ 14.49 | $ 209 |
| ING MAP PLUS NP9 | 8,353.900 | 14.43 | 120,547 |
| ING MAP PLUS NP11 | 4,785.200 | 14.37 | 68,763 |
| ING MAP PLUS NP12 | 14,783.808 | 14.34 | 212,000 |
| ING MAP PLUS NP16 | 4,274.796 | 14.23 | 60,830 |
| ING MAP PLUS NP17 | 13,116.335 | 14.21 | 186,383 |
| ING MAP PLUS NP20 | 11,368.944 | 14.12 | 160,529 |
| ING MAP PLUS NP23 | 6,271.765 | 14.04 | 88,056 |
| ING MAP PLUS NP24 | 3,390.804 | 14.01 | 47,505 |
| ING MAP PLUS NP25 | 371.906 | 13.99 | 5,203 |
| ING MAP PLUS NP28 | 10,195.854 | 13.90 | 141,722 |
| ING MAP PLUS NP30 | 2,653.126 | 13.85 | 36,746 |
| ING MAP PLUS NP32 | 48.418 | 13.80 | 668 |
| Qualified XII (1.00) | 7,544.163 | 16.89 | 127,421 |
| | 87,173.421 | | $ 1,256,582 |
| **Lord Abbett Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 5,140.550 | $ 17.52 | $ 90,062 |
| ING MAP PLUS NP11 | 18,184.626 | 17.45 | 317,322 |
| ING MAP PLUS NP12 | 5,493.902 | 17.42 | 95,704 |
| ING MAP PLUS NP14 | 18,450.353 | 17.35 | 320,114 |
| ING MAP PLUS NP17 | 3,379.955 | 17.25 | 58,304 |
| ING MAP PLUS NP19 | 2,542.608 | 17.18 | 43,682 |
| ING MAP PLUS NP20 | 25,562.802 | 17.15 | 438,402 |
| ING MAP PLUS NP21 | 4,047.826 | 17.11 | 69,258 |
| ING MAP PLUS NP22 | 243.598 | 17.08 | 4,161 |
| ING MAP PLUS NP23 | 683.394 | 17.05 | 11,652 |
| ING MAP PLUS NP28 | 6,650.184 | 16.88 | 112,255 |
| ING MAP PLUS NP29 | 4,529.350 | 16.85 | 76,320 |
| ING MAP PLUS NP30 | 614.855 | 16.81 | 10,336 |
| | 95,524.003 | | $ 1,647,572 |
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC** | | | |
| Currently payable annuity contracts: | 74,055.617 | $ 15.18 | $ 1,124,164 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,542.414 | 14.23 | 36,179 |
| Qualified VI | 2,009,151.744 | 14.78 | 29,695,263 |
| Qualified X (1.15) | 84,896.199 | 14.88 | 1,263,255 |
| Qualified X (1.25) | 288,949.012 | 14.78 | 4,270,666 |
| Qualified XII (0.20) | 107.283 | 15.82 | 1,697 |
| Qualified XII (0.25) | 55.101 | 15.77 | 869 |
| Qualified XII (0.30) | 114,199.749 | 15.71 | 1,794,078 |
| Qualified XII (0.35) | 2,882.150 | 15.66 | 45,134 |
| Qualified XII (0.40) | 7,888.195 | 15.61 | 123,135 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC (continued)** | | | |
| Qualified XII (0.50) | 2,766.295 | $ 17.47 | $ 48,327 |
| Qualified XII (0.50) | 84,274.819 | 15.51 | 1,307,102 |
| Qualified XII (0.55) | 181,192.590 | 15.46 | 2,801,237 |
| Qualified XII (0.60) | 48,285.578 | 15.41 | 744,081 |
| Qualified XII (0.65) | 24,028.154 | 15.36 | 369,072 |
| Qualified XII (0.70) | 103,690.293 | 15.31 | 1,587,498 |
| Qualified XII (0.75) | 35,304.368 | 15.26 | 538,745 |
| Qualified XII (0.80) | 149,175.630 | 15.22 | 2,270,453 |
| Qualified XII (0.85) | 249,295.388 | 15.17 | 3,781,811 |
| Qualified XII (0.90) | 34,649.104 | 15.12 | 523,894 |
| Qualified XII (0.95) | 2,034,924.332 | 15.07 | 30,666,310 |
| Qualified XII (1.00) | 1,219,708.320 | 15.02 | 18,320,019 |
| Qualified XII (1.05) | 68,024.729 | 14.97 | 1,018,330 |
| Qualified XII (1.10) | 43,627.889 | 14.92 | 650,928 |
| Qualified XII (1.15) | 64,002.121 | 14.88 | 952,352 |
| Qualified XII (1.20) | 13,419.724 | 14.83 | 199,015 |
| Qualified XII (1.25) | 108,442.047 | 14.78 | 1,602,773 |
| Qualified XII (1.30) | 2,865.313 | 14.73 | 42,206 |
| Qualified XII (1.35) | 2,429.980 | 14.69 | 35,696 |
| Qualified XII (1.40) | 11,232.887 | 14.64 | 164,449 |
| Qualified XII (1.45) | 2,652.529 | 14.59 | 38,700 |
| Qualified XII (1.50) | 1,835.272 | 14.54 | 26,685 |
| Qualified XV | 12,128.586 | 15.07 | 182,778 |
| Qualified XVI | 48,896.307 | 14.54 | 710,952 |
| Qualified XVII | 3,157.365 | 14.78 | 46,666 |
| Qualified XVIII | 6,661.212 | 14.78 | 98,453 |
| Qualified XXI | 90,317.180 | 15.22 | 1,374,627 |
| Qualified XXV | 39,434.242 | 15.26 | 601,767 |
| Qualified XXVI | 11,677.959 | 15.12 | 176,571 |
| Qualified XXVII | 1,010,325.791 | 18.59 | 18,781,956 |
| Qualified XXVIII | 1,040,552.001 | 16.07 | 16,721,671 |
| Qualified XXXII | 9,637.408 | 14.89 | 143,501 |
| Qualified XXXIII (0.65) | 23,885.209 | 17.20 | 410,826 |
| Qualified LIII | 15,831.587 | 12.75 | 201,853 |
| Qualified LIV | 42,649.950 | 12.71 | 542,081 |
| Qualified LV | 15,328.370 | 12.78 | 195,897 |
| | 9,441,037.993 | | $ 146,233,722 |
| **Massachusetts Investors Growth Stock Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 16,497.262 | $ 12.92 | $ 213,145 |
| ING MAP PLUS NP12 | 20,768.058 | 12.84 | 266,662 |
| ING MAP PLUS NP17 | 988.645 | 12.72 | 12,576 |
| ING MAP PLUS NP20 | 19,251.682 | 12.64 | 243,341 |
| ING MAP PLUS NP24 | 79.522 | 12.55 | 998 |
| | 57,585.169 | | $ 736,722 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Moderate Allocation Portfolio** | | | |
| Contracts in accumulation period | 2,582.864 | $ 13.64 | $ 35,230 |
| | 2,582.864 | | $ 35,230 |
| **Neuberger Berman Socially Responsive Fund® - Trust Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 444.993 | $ 11.33 | $ 5,042 |
| ING MAP PLUS NP8 | 3,043.601 | 11.50 | 35,001 |
| ING MAP PLUS NP11 | 4,829.618 | 11.47 | 55,396 |
| ING MAP PLUS NP13 | 3,852.459 | 11.45 | 44,111 |
| ING MAP PLUS NP18 | 1,139.598 | 11.41 | 13,003 |
| ING MAP PLUS NP20 | 101.327 | 11.39 | 1,154 |
| ING MAP PLUS NP22 | 2,108.115 | 11.37 | 23,969 |
| ING MAP PLUS NP25 | 17.525 | 11.34 | 199 |
| Qualified VI | 71,653.933 | 11.33 | 811,839 |
| Qualified XII (0.40) | 2,423.266 | 11.50 | 27,868 |
| Qualified XII (0.50) | 398.945 | 11.48 | 4,580 |
| Qualified XII (0.55) | 3,355.541 | 11.47 | 38,488 |
| Qualified XII (0.60) | 228.750 | 11.46 | 2,621 |
| Qualified XII (0.65) | 65.587 | 11.45 | 751 |
| Qualified XII (0.70) | 1,588.721 | 11.44 | 18,175 |
| Qualified XII (0.75) | 795.098 | 11.43 | 9,088 |
| Qualified XII (0.80) | 858.443 | 11.42 | 9,803 |
| Qualified XII (0.85) | 5,253.108 | 11.41 | 59,938 |
| Qualified XII (0.90) | 365.775 | 11.40 | 4,170 |
| Qualified XII (0.95) | 22,404.528 | 11.39 | 255,188 |
| Qualified XII (1.00) | 37,013.422 | 11.38 | 421,213 |
| Qualified XII (1.05) | 574.544 | 11.37 | 6,533 |
| Qualified XII (1.10) | 1,669.165 | 11.36 | 18,962 |
| Qualified XII (1.15) | 339.956 | 11.35 | 3,859 |
| Qualified XII (1.20) | 912.992 | 11.34 | 10,353 |
| Qualified XII (1.25) | 3,751.051 | 11.33 | 42,499 |
| Qualified XII (1.30) | 16.924 | 11.32 | 192 |
| Qualified XII (1.35) | 85.990 | 11.31 | 973 |
| Qualified XII (1.40) | 519.512 | 11.30 | 5,870 |
| Qualified XII (1.50) | 137.100 | 11.28 | 1,546 |
| Qualified XVI | 2,113.215 | 11.28 | 23,837 |
| Qualified XXI | 29.195 | 11.42 | 333 |
| Qualified XXV | 213.570 | 11.43 | 2,441 |
| Qualified LIII | 1,843.449 | 11.51 | 21,218 |
| Qualified LIV | 336.922 | 11.48 | 3,868 |
| Qualified LV | 32.945 | 11.54 | 380 |
| Qualified LVI | 87.792 | 11.54 | 1,013 |
| | 174,606.675 | | $ 1,985,474 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 142,468.066 | $ 17.15 | $ 2,443,327 |
| ING MAP PLUS NP6 | 8,478.345 | 16.99 | 144,047 |
| ING MAP PLUS NP7 | 14.982 | 16.95 | 254 |
| ING MAP PLUS NP8 | 5,814.503 | 16.92 | 98,381 |
| ING MAP PLUS NP11 | 10,683.769 | 16.82 | 179,701 |
| ING MAP PLUS NP13 | 2,502.252 | 16.76 | 41,938 |
| ING MAP PLUS NP14 | 24,369.874 | 16.72 | 407,464 |
| ING MAP PLUS NP15 | 2,041.340 | 16.69 | 34,070 |
| ING MAP PLUS NP17 | 7,472.337 | 16.63 | 124,265 |
| ING MAP PLUS NP18 | 19,299.118 | 16.59 | 320,172 |
| ING MAP PLUS NP19 | 4,468.274 | 16.56 | 73,995 |
| ING MAP PLUS NP20 | 7,889.086 | 16.53 | 130,407 |
| ING MAP PLUS NP21 | 86.498 | 16.50 | 1,427 |
| ING MAP PLUS NP22 | 1,036.204 | 16.46 | 17,056 |
| ING MAP PLUS NP23 | 500.564 | 16.43 | 8,224 |
| ING MAP PLUS NP24 | 44.791 | 16.40 | 735 |
| ING MAP PLUS NP28 | 0.314 | 16.27 | 5 |
| ING MAP PLUS NP30 | 766.178 | 16.21 | 12,420 |
| | 237,936.495 | | $ 4,037,888 |
| **New Perspective Fund®, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,814.798 | $ 17.32 | $ 48,752 |
| Qualified V | 208.119 | 16.75 | 3,486 |
| Qualified VI | 708,558.506 | 16.85 | 11,939,211 |
| Qualified XII (0.00) | 191.910 | 17.64 | 3,385 |
| Qualified XII (0.25) | 691.765 | 17.48 | 12,092 |
| Qualified XII (0.30) | 101,025.969 | 17.45 | 1,762,903 |
| Qualified XII (0.35) | 1,676.449 | 17.42 | 29,204 |
| Qualified XII (0.40) | 22,130.681 | 17.39 | 384,853 |
| Qualified XII (0.50) | 1,067.653 | 17.46 | 18,641 |
| Qualified XII (0.50) | 228,689.756 | 17.32 | 3,960,907 |
| Qualified XII (0.55) | 15,388.051 | 17.29 | 266,059 |
| Qualified XII (0.60) | 29,051.849 | 17.26 | 501,435 |
| Qualified XII (0.65) | 7,277.538 | 17.23 | 125,392 |
| Qualified XII (0.70) | 33,478.027 | 17.20 | 575,822 |
| Qualified XII (0.75) | 17,773.278 | 17.17 | 305,167 |
| Qualified XII (0.80) | 231,137.242 | 17.13 | 3,959,381 |
| Qualified XII (0.85) | 104,832.499 | 17.10 | 1,792,636 |
| Qualified XII (0.90) | 7,182.516 | 17.07 | 122,606 |
| Qualified XII (0.95) | 124,506.867 | 17.04 | 2,121,597 |
| Qualified XII (1.00) | 414,797.897 | 17.01 | 7,055,712 |
| Qualified XII (1.05) | 14,536.057 | 16.98 | 246,822 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-4 (continued)** | | | |
| Qualified XII (1.10) | 17,621.511 | $ 16.95 | $ 298,685 |
| Qualified XII (1.15) | 22,209.446 | 16.92 | 375,784 |
| Qualified XII (1.20) | 8,643.501 | 16.88 | 145,902 |
| Qualified XII (1.25) | 40,785.541 | 16.85 | 687,236 |
| Qualified XII (1.30) | 309.603 | 16.82 | 5,208 |
| Qualified XII (1.35) | 165.516 | 16.79 | 2,779 |
| Qualified XII (1.40) | 8,223.171 | 16.76 | 137,820 |
| Qualified XII (1.45) | 559.666 | 16.73 | 9,363 |
| Qualified XV | 1,042.628 | 17.04 | 17,766 |
| Qualified XVI | 6,895.484 | 16.70 | 115,155 |
| Qualified XVII | 3,518.242 | 16.99 | 59,775 |
| Qualified XXI | 1,808.273 | 17.13 | 30,976 |
| Qualified XXV | 3,519.173 | 17.19 | 60,495 |
| Qualified XXVI | 754.519 | 17.11 | 12,910 |
| Qualified XXVII | 261,371.883 | 15.58 | 4,072,174 |
| Qualified LIII | 3,119.529 | 16.06 | 50,100 |
| Qualified LIV | 8,116.728 | 16.01 | 129,949 |
| Qualified LV | 738.891 | 16.09 | 11,889 |
| Qualified LVI | 47.423 | 16.10 | 764 |
| | 2,456,468.155 | | $ 41,460,793 |
| **Oppenheimer Capital Appreciation Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 724.260 | $ 13.06 | $ 9,459 |
| ING MAP PLUS NP12 | 7,224.025 | 12.96 | 93,623 |
| ING MAP PLUS NP14 | 4,481.544 | 12.91 | 57,857 |
| ING MAP PLUS NP16 | 17,657.584 | 12.86 | 227,077 |
| ING MAP PLUS NP17 | 15.451 | 12.83 | 198 |
| ING MAP PLUS NP18 | 4,661.276 | 12.81 | 59,711 |
| ING MAP PLUS NP23 | 8,539.396 | 12.68 | 108,280 |
| ING MAP PLUS NP26 | 1,131.191 | 12.61 | 14,264 |
| ING MAP PLUS NP28 | 2,116.819 | 12.56 | 26,587 |
| | 46,551.546 | | $ 597,056 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,771.788 | $ 32.77 | $ 90,831 |
| ING MAP PLUS NP1 | 16,068.764 | 30.84 | 495,561 |
| ING MAP PLUS NP8 | 2,883.582 | 30.42 | 87,719 |
| ING MAP PLUS NP9 | 12,946.319 | 30.36 | 393,050 |
| ING MAP PLUS NP10 | 741.150 | 30.30 | 22,457 |
| ING MAP PLUS NP12 | 18,496.970 | 30.19 | 558,424 |
| ING MAP PLUS NP13 | 1,746.268 | 30.13 | 52,615 |
| ING MAP PLUS NP14 | 18.512 | 30.07 | 557 |
| ING MAP PLUS NP16 | 6,638.411 | 29.95 | 198,820 |
| ING MAP PLUS NP17 | 11,967.572 | 29.89 | 357,711 |
| ING MAP PLUS NP19 | 25,982.584 | 29.78 | 773,761 |
| ING MAP PLUS NP20 | 7,807.126 | 29.72 | 232,028 |
| ING MAP PLUS NP21 | 11,295.103 | 29.66 | 335,013 |
| ING MAP PLUS NP22 | 1,499.659 | 29.60 | 44,390 |
| ING MAP PLUS NP23 | 789.444 | 29.54 | 23,320 |
| ING MAP PLUS NP24 | 684.724 | 29.49 | 20,193 |
| ING MAP PLUS NP25 | 2,529.034 | 29.43 | 74,429 |
| ING MAP PLUS NP26 | 770.692 | 29.37 | 22,635 |
| ING MAP PLUS NP28 | 953.035 | 29.26 | 27,886 |
| ING MAP PLUS NP29 | 41.216 | 29.20 | 1,204 |
| ING MAP PLUS NP30 | 1,258.625 | 29.14 | 36,676 |
| ING MAP PLUS NP32 | 22.185 | 29.03 | 644 |
| ING MAP PLUS NP36 | 3,026.022 | 28.80 | 87,149 |
| Qualified V | 155.053 | 64.86 | 10,057 |
| Qualified VI | 1,150,490.609 | 65.63 | 75,506,699 |
| Qualified XII (0.00) | 473.627 | 71.98 | 34,092 |
| Qualified XII (0.25) | 19.845 | 70.67 | 1,402 |
| Qualified XII (0.30) | 21,822.029 | 70.40 | 1,536,271 |
| Qualified XII (0.40) | 34,935.304 | 69.89 | 2,441,628 |
| Qualified XII (0.45) | 82.302 | 69.63 | 5,731 |
| Qualified XII (0.50) | 129,545.340 | 69.37 | 8,986,560 |
| Qualified XII (0.50) | 2,725.058 | 67.84 | 184,868 |
| Qualified XII (0.55) | 19,815.325 | 69.12 | 1,369,635 |
| Qualified XII (0.60) | 15,298.578 | 68.86 | 1,053,460 |
| Qualified XII (0.65) | 22,189.066 | 68.61 | 1,522,392 |
| Qualified XII (0.70) | 92,334.165 | 68.35 | 6,311,040 |
| Qualified XII (0.75) | 29,446.837 | 68.10 | 2,005,330 |
| Qualified XII (0.80) | 61,561.068 | 67.85 | 4,176,918 |
| Qualified XII (0.85) | 106,359.543 | 67.60 | 7,189,905 |
| Qualified XII (0.90) | 28,849.687 | 67.35 | 1,943,026 |
| Qualified XII (0.95) | 174,635.569 | 67.10 | 11,718,047 |
| Qualified XII (1.00) | 456,698.087 | 66.86 | 30,534,834 |
| Qualified XII (1.05) | 28,076.119 | 66.61 | 1,870,150 |
| Qualified XII (1.10) | 20,404.177 | 66.36 | 1,354,021 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A** | | | |
| **(continued)** | | | |
| Qualified XII (1.15) | 39,851.447 | $ 66.12 | $ 2,634,978 |
| Qualified XII (1.20) | 4,284.163 | 65.88 | 282,241 |
| Qualified XII (1.25) | 38,359.946 | 65.63 | 2,517,563 |
| Qualified XII (1.30) | 3,057.634 | 65.39 | 199,939 |
| Qualified XII (1.35) | 331.879 | 65.15 | 21,622 |
| Qualified XII (1.40) | 6,333.918 | 64.91 | 411,135 |
| Qualified XII (1.45) | 844.156 | 64.67 | 54,592 |
| Qualified XII (1.50) | 289.069 | 64.43 | 18,625 |
| Qualified XV | 4,405.199 | 67.10 | 295,589 |
| Qualified XVI | 26,634.301 | 64.43 | 1,716,048 |
| Qualified XVII | 7,225.837 | 65.63 | 474,232 |
| Qualified XXI | 11,407.556 | 67.85 | 774,003 |
| Qualified XXV | 17,215.206 | 68.05 | 1,171,495 |
| Qualified XXVI | 9,378.669 | 67.31 | 631,278 |
| Qualified XXVII | 1,218,832.279 | 44.08 | 53,726,127 |
| Qualified LIII | 25,861.028 | 23.19 | 599,717 |
| Qualified LIV | 42,831.180 | 23.12 | 990,257 |
| Qualified LV | 33,377.910 | 23.24 | 775,703 |
| Qualified LVI | 437.889 | 23.25 | 10,181 |
| | 4,017,815.439 | | $ 230,998,464 |
| | | | |
| **Oppenheimer Global Securities/VA** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 120.746 | $ 15.75 | $ 1,902 |
| ING MAP PLUS NP28 | 0.048 | 15.42 | 1 |
| Qualified VI | 13,019.034 | 24.89 | 324,044 |
| Qualified X (1.25) | 79.777 | 24.89 | 1,986 |
| Qualified XII (0.45) | 2.478 | 26.82 | 66 |
| Qualified XII (0.50) | 159.390 | 26.77 | 4,267 |
| Qualified XII (0.55) | 1.568 | 26.57 | 42 |
| Qualified XII (0.60) | 68.115 | 26.44 | 1,801 |
| Qualified XII (0.70) | 3,476.988 | 26.19 | 91,062 |
| Qualified XII (0.75) | 26.210 | 26.06 | 683 |
| Qualified XII (0.80) | 963.049 | 26.00 | 25,039 |
| Qualified XII (0.85) | 460.669 | 25.88 | 11,922 |
| Qualified XII (0.90) | 60.773 | 25.75 | 1,565 |
| Qualified XII (0.95) | 153.997 | 25.63 | 3,947 |
| Qualified XII (1.00) | 2,848.331 | 25.50 | 72,632 |
| Qualified XII (1.10) | 65.482 | 25.26 | 1,654 |
| Qualified XII (1.15) | 306.743 | 25.14 | 7,712 |
| Qualified XII (1.25) | 123.055 | 24.89 | 3,063 |
| Qualified XII (1.40) | 87.529 | 24.54 | 2,148 |
| Qualified XVII | 918.579 | 24.89 | 22,863 |
| | 22,942.561 | | $ 578,399 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Main Street Fund®/VA** | | | |
| Currently payable annuity contracts | 11,443.198 | $9.88 to $11.12 | $ 114,893 |
| | 11,443.198 | | $ 114,893 |
| | | | |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 264.747 | $ 12.99 | $ 3,439 |
| Qualified V | 26.183 | 12.93 | 339 |
| Qualified VI | 237,159.535 | 12.99 | 3,080,702 |
| Qualified X (1.15) | 2,461.852 | 14.85 | 36,559 |
| Qualified X (1.25) | 17,686.925 | 14.80 | 261,766 |
| Qualified XII (0.25) | 25.172 | 13.34 | 336 |
| Qualified XII (0.30) | 86.906 | 13.33 | 1,158 |
| Qualified XII (0.40) | 1,759.485 | 13.29 | 23,384 |
| Qualified XII (0.50) | 623.503 | 13.28 | 8,280 |
| Qualified XII (0.50) | 1,890.125 | 13.25 | 25,044 |
| Qualified XII (0.55) | 2,328.141 | 13.24 | 30,825 |
| Qualified XII (0.60) | 1,996.193 | 13.22 | 26,390 |
| Qualified XII (0.65) | 5,958.449 | 13.20 | 78,652 |
| Qualified XII (0.70) | 5,172.703 | 13.18 | 68,176 |
| Qualified XII (0.75) | 2,305.253 | 13.17 | 30,360 |
| Qualified XII (0.80) | 11,204.214 | 13.15 | 147,335 |
| Qualified XII (0.85) | 45,505.548 | 13.13 | 597,488 |
| Qualified XII (0.90) | 3,567.188 | 13.11 | 46,766 |
| Qualified XII (0.95) | 29,331.132 | 13.09 | 383,945 |
| Qualified XII (1.00) | 87,838.171 | 13.08 | 1,148,923 |
| Qualified XII (1.05) | 2,541.343 | 13.06 | 33,190 |
| Qualified XII (1.10) | 5,884.902 | 13.04 | 76,739 |
| Qualified XII (1.15) | 7,126.096 | 13.02 | 92,782 |
| Qualified XII (1.20) | 1,223.388 | 13.01 | 15,916 |
| Qualified XII (1.25) | 6,616.364 | 12.99 | 85,947 |
| Qualified XII (1.30) | 6.924 | 12.97 | 90 |
| Qualified XII (1.35) | 2,476.262 | 12.96 | 32,092 |
| Qualified XII (1.40) | 254.906 | 12.94 | 3,298 |
| Qualified XII (1.45) | 1,221.306 | 12.92 | 15,779 |
| Qualified XII (1.50) | 5.796 | 12.90 | 75 |
| Qualified XV | 3,942.442 | 13.09 | 51,607 |
| Qualified XVI | 11,561.878 | 12.90 | 149,148 |
| Qualified XVII | 3,127.205 | 12.99 | 40,622 |
| Qualified XVIII | 1,458.938 | 14.92 | 21,767 |
| Qualified XXI | 4,435.652 | 13.15 | 58,329 |
| Qualified XXV | 792.510 | 13.17 | 10,437 |
| Qualified XXVI | 471.577 | 13.11 | 6,182 |
| Qualified XXXII | 650.975 | 14.80 | 9,634 |
| Qualified LIII | 3,314.685 | 13.34 | 44,218 |
| Qualified LIV | 11,111.363 | 13.30 | 147,781 |
| Qualified LV | 5,680.345 | 13.37 | 75,946 |
| | 531,096.282 | | $ 6,971,446 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Mid Cap Fund/VA** | | | |
| Currently payable annuity contracts: | 4,262.314 | $5.51 to $10.94 | $ 31,412 |
| | 4,262.314 | | $ 31,412 |
| **Oppenheimer Strategic Bond Fund/VA** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,952.030 | $ 16.33 | $ 48,207 |
| Qualified XII (0.55) | 10.895 | 17.48 | 190 |
| Qualified XII (0.60) | 43.834 | 17.40 | 763 |
| Qualified XII (0.65) | 0.303 | 17.31 | 5 |
| Qualified XII (0.70) | 3,647.857 | 17.23 | 62,853 |
| Qualified XII (0.75) | 16.197 | 17.15 | 278 |
| Qualified XII (0.85) | 232.102 | 16.97 | 3,939 |
| Qualified XII (0.95) | 186.915 | 16.81 | 3,142 |
| Qualified XII (1.00) | 331.587 | 16.73 | 5,547 |
| Qualified XII (1.05) | 3.984 | 16.65 | 66 |
| Qualified XII (1.45) | 10.585 | 16.01 | 169 |
| | 7,436.289 | | $ 125,159 |
| **Pax World Balanced Fund** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,043.811 | $ 13.89 | $ 28,389 |
| ING MAP PLUS NP1 | 9,479.729 | 14.17 | 134,328 |
| ING MAP PLUS NP8 | 16,071.337 | 13.98 | 224,677 |
| ING MAP PLUS NP9 | 8.903 | 13.95 | 124 |
| ING MAP PLUS NP11 | 13,353.592 | 13.90 | 185,615 |
| ING MAP PLUS NP12 | 13,932.917 | 13.87 | 193,250 |
| ING MAP PLUS NP14 | 7,682.581 | 13.82 | 106,173 |
| ING MAP PLUS NP15 | 43.900 | 13.79 | 605 |
| ING MAP PLUS NP16 | 9,556.816 | 13.77 | 131,597 |
| ING MAP PLUS NP17 | 784.057 | 13.74 | 10,773 |
| ING MAP PLUS NP18 | 2,174.440 | 13.71 | 29,812 |
| ING MAP PLUS NP19 | 8,416.662 | 13.68 | 115,140 |
| ING MAP PLUS NP23 | 433.678 | 13.58 | 5,889 |
| ING MAP PLUS NP24 | 71.656 | 13.55 | 971 |
| ING MAP PLUS NP25 | 1,149.711 | 13.53 | 15,556 |
| ING MAP PLUS NP26 | 4.741 | 13.50 | 64 |
| ING MAP PLUS NP28 | 3.759 | 13.45 | 51 |
| ING MAP PLUS NP30 | 554.857 | 13.39 | 7,430 |
| ING MAP PLUS NP32 | 38.319 | 13.34 | 511 |
| Qualified V | 260.107 | 12.84 | 3,340 |
| Qualified VI | 1,239,501.579 | 12.99 | 16,101,126 |
| Qualified XII (0.00) | 0.234 | 14.25 | 3 |
| Qualified XII (0.30) | 2,127.963 | 13.94 | 29,664 |
| Qualified XII (0.40) | 41,504.116 | 13.83 | 574,002 |
| Qualified XII (0.50) | 58,216.446 | 13.73 | 799,312 |
| Qualified XII (0.55) | 25,685.304 | 13.68 | 351,375 |
| Qualified XII (0.60) | 5,379.896 | 13.63 | 73,328 |
| Qualified XII (0.65) | 18,022.987 | 13.58 | 244,752 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pax World Balanced Fund (continued)** | | | |
| Qualified XII (0.70) | 235,813.934 | $ 13.53 | $ 3,190,563 |
| Qualified XII (0.75) | 40,526.105 | 13.48 | 546,292 |
| Qualified XII (0.80) | 54,971.206 | 13.43 | 738,263 |
| Qualified XII (0.85) | 126,835.387 | 13.38 | 1,697,057 |
| Qualified XII (0.90) | 13,490.048 | 13.33 | 179,822 |
| Qualified XII (0.95) | 233,498.198 | 13.28 | 3,100,856 |
| Qualified XII (1.00) | 1,112,253.864 | 13.23 | 14,715,119 |
| Qualified XII (1.05) | 95,473.010 | 13.19 | 1,259,289 |
| Qualified XII (1.10) | 15,484.584 | 13.14 | 203,467 |
| Qualified XII (1.15) | 43,590.541 | 13.09 | 570,600 |
| Qualified XII (1.20) | 9,717.044 | 13.04 | 126,710 |
| Qualified XII (1.25) | 47,570.662 | 12.99 | 617,943 |
| Qualified XII (1.30) | 2,656.632 | 12.94 | 34,377 |
| Qualified XII (1.35) | 2,335.405 | 12.90 | 30,127 |
| Qualified XII (1.40) | 9,333.233 | 12.85 | 119,932 |
| Qualified XII (1.45) | 221.256 | 12.80 | 2,832 |
| Qualified XII (1.50) | 113.567 | 12.75 | 1,448 |
| Qualified XVI | 18,648.802 | 12.75 | 237,772 |
| Qualified XVII | 2,381.771 | 12.99 | 30,939 |
| Qualified XXI | 1,155.348 | 13.43 | 15,516 |
| Qualified XXV | 487.535 | 13.47 | 6,567 |
| Qualified XXVI | 4,415.465 | 13.32 | 58,814 |
| Qualified XXVII | 943,514.678 | 13.27 | 12,520,440 |
| Qualified LIII | 323.523 | 13.07 | 4,228 |
| Qualified LIV | 5,635.978 | 13.03 | 73,437 |
| Qualified LV | 583.869 | 13.10 | 7,649 |
| | 4,497,535.743 | | $ 59,457,916 |
| **PIMCO Real Return Portfolio - Administrative Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,334.404 | $ 11.59 | $ 27,056 |
| ING MAP PLUS NP23 | 4.776 | 11.18 | 53 |
| ING MAP PLUS NP26 | 32.219 | 11.16 | 360 |
| Qualified V | 204.300 | 11.75 | 2,401 |
| Qualified VI | 792,441.085 | 11.82 | 9,366,654 |
| Qualified X (1.15) | 17,196.796 | 11.47 | 197,247 |
| Qualified X (1.25) | 120,177.689 | 11.43 | 1,373,631 |
| Qualified XII (0.00) | 34.777 | 12.37 | 430 |
| Qualified XII (0.05) | 54,687.615 | 12.35 | 675,392 |
| Qualified XII (0.25) | 55,775.755 | 12.26 | 683,811 |
| Qualified XII (0.30) | 1,294.025 | 12.24 | 15,839 |
| Qualified XII (0.35) | 1,150.671 | 12.21 | 14,050 |
| Qualified XII (0.40) | 70,438.537 | 12.19 | 858,646 |
| Qualified XII (0.50) | 191,317.410 | 12.15 | 2,324,507 |
| Qualified XII (0.55) | 26,414.820 | 12.12 | 320,148 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO Real Return Portfolio - Administrative Class (continued)** | | | |
| Qualified XII (0.60) | 6,117.615 | $ 12.10 | $ 74,023 |
| Qualified XII (0.65) | 5,881.821 | 12.08 | 71,052 |
| Qualified XII (0.70) | 40,895.906 | 12.06 | 493,205 |
| Qualified XII (0.75) | 24,447.698 | 12.04 | 294,350 |
| Qualified XII (0.80) | 82,549.055 | 12.01 | 991,414 |
| Qualified XII (0.85) | 100,830.036 | 11.99 | 1,208,952 |
| Qualified XII (0.90) | 22,182.810 | 11.97 | 265,528 |
| Qualified XII (0.95) | 178,686.039 | 11.95 | 2,135,298 |
| Qualified XII (1.00) | 866,017.717 | 11.93 | 10,331,591 |
| Qualified XII (1.05) | 9,460.285 | 11.90 | 112,577 |
| Qualified XII (1.10) | 20,636.254 | 11.88 | 245,159 |
| Qualified XII (1.15) | 24,753.400 | 11.86 | 293,575 |
| Qualified XII (1.20) | 5,680.402 | 11.84 | 67,256 |
| Qualified XII (1.25) | 39,815.076 | 11.82 | 470,614 |
| Qualified XII (1.30) | 2,650.682 | 11.80 | 31,278 |
| Qualified XII (1.35) | 82.234 | 11.77 | 968 |
| Qualified XII (1.40) | 5,390.078 | 11.75 | 63,333 |
| Qualified XII (1.45) | 171.963 | 11.73 | 2,017 |
| Qualified XII (1.50) | 4.987 | 11.71 | 58 |
| Qualified XV | 1,692.295 | 11.95 | 20,223 |
| Qualified XVI | 13,115.494 | 11.71 | 153,582 |
| Qualified XXI | 5,283.360 | 12.01 | 63,453 |
| Qualified XXV | 1,599.047 | 12.05 | 19,269 |
| Qualified XXVI | 1,912.394 | 12.00 | 22,949 |
| Qualified XXVIII | 40,253.445 | 10.72 | 431,517 |
| Qualified LIII | 5,903.207 | 11.18 | 65,998 |
| Qualified LIV | 4,984.323 | 11.15 | 55,575 |
| Qualified LV | 16,268.520 | 11.20 | 182,207 |
| | 2,860,771.022 | | $ 34,027,246 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 77,567.542 | $ 12.65 | $ 981,229 |
| ING MAP PLUS NP6 | 24,162.377 | 12.52 | 302,513 |
| ING MAP PLUS NP8 | 23,076.313 | 12.47 | 287,762 |
| ING MAP PLUS NP9 | 17,416.157 | 12.45 | 216,831 |
| ING MAP PLUS NP10 | 16,278.657 | 12.43 | 202,344 |
| ING MAP PLUS NP11 | 13,741.344 | 12.40 | 170,393 |
| ING MAP PLUS NP12 | 1,652.842 | 12.38 | 20,462 |
| ING MAP PLUS NP13 | 3,780.352 | 12.35 | 46,687 |
| ING MAP PLUS NP14 | 3,619.809 | 12.33 | 44,632 |
| ING MAP PLUS NP15 | 5,404.232 | 12.30 | 66,472 |
| ING MAP PLUS NP16 | 4,382.676 | 12.28 | 53,819 |
| ING MAP PLUS NP17 | 21,832.481 | 12.26 | 267,666 |
| ING MAP PLUS NP18 | 10,079.806 | 12.23 | 123,276 |
| ING MAP PLUS NP19 | 16,094.247 | 12.21 | 196,511 |
| ING MAP PLUS NP20 | 6,893.500 | 12.18 | 83,963 |
| ING MAP PLUS NP21 | 4,067.503 | 12.16 | 49,461 |
| ING MAP PLUS NP22 | 12,352.137 | 12.14 | 149,955 |
| ING MAP PLUS NP23 | 557.494 | 12.11 | 6,751 |
| ING MAP PLUS NP24 | 4,309.651 | 12.09 | 52,104 |
| ING MAP PLUS NP25 | 424.880 | 12.07 | 5,128 |
| ING MAP PLUS NP26 | 26.760 | 12.04 | 322 |
| ING MAP PLUS NP28 | 1,937.632 | 12.00 | 23,252 |
| ING MAP PLUS NP30 | 2,625.100 | 11.95 | 31,370 |
| ING MAP PLUS NP32 | 583.383 | 11.90 | 6,942 |
| ING MAP PLUS NP36 | 379.782 | 11.81 | 4,485 |
| | 273,246.657 | | $ 3,394,330 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 212.962 | $ 12.73 | $ 2,711 |
| ING MAP PLUS NP13 | 5.108 | 12.76 | 65 |
| Qualified VI | 890,313.065 | 12.73 | 11,333,685 |
| Qualified XII (0.00) | 1,348.948 | 12.84 | 17,320 |
| Qualified XII (0.25) | 18,218.693 | 12.81 | 233,381 |
| Qualified XII (0.30) | 6,877.464 | 12.81 | 88,100 |
| Qualified XII (0.35) | 21.113 | 12.81 | 270 |
| Qualified XII (0.40) | 12,036.001 | 12.80 | 154,061 |
| Qualified XII (0.45) | 447.710 | 12.80 | 5,731 |
| Qualified XII (0.50) | 7,707.588 | 12.79 | 98,580 |
| Qualified XII (0.50) | 385,204.526 | 12.79 | 4,926,766 |
| Qualified XII (0.55) | 12,745.362 | 12.79 | 163,013 |
| Qualified XII (0.60) | 2,631.830 | 12.78 | 33,635 |
| Qualified XII (0.65) | 12,578.782 | 12.78 | 160,757 |
| Qualified XII (0.70) | 29,479.221 | 12.78 | 376,744 |
| Qualified XII (0.75) | 7,998.882 | 12.77 | 102,146 |
| Qualified XII (0.80) | 108,373.825 | 12.77 | 1,383,934 |
| Qualified XII (0.85) | 79,217.959 | 12.76 | 1,010,821 |
| Qualified XII (0.90) | 7,304.766 | 12.76 | 93,209 |
| Qualified XII (0.95) | 91,433.240 | 12.76 | 1,166,688 |
| Qualified XII (1.00) | 380,614.761 | 12.75 | 4,852,838 |
| Qualified XII (1.05) | 9,558.275 | 12.75 | 121,868 |
| Qualified XII (1.10) | 13,502.455 | 12.74 | 172,021 |
| Qualified XII (1.15) | 16,143.327 | 12.74 | 205,666 |
| Qualified XII (1.20) | 4,466.999 | 12.73 | 56,865 |
| Qualified XII (1.25) | 12,548.664 | 12.73 | 159,744 |
| Qualified XII (1.30) | 3.910 | 12.73 | 50 |
| Qualified XII (1.35) | 35.414 | 12.72 | 450 |
| Qualified XII (1.40) | 678.280 | 12.72 | 8,628 |
| Qualified XII (1.45) | 1,319.311 | 12.71 | 16,768 |
| Qualified XII (1.50) | 930.412 | 12.71 | 11,826 |
| Qualified XV | 5,062.078 | 12.76 | 64,592 |
| Qualified XVI | 14,054.821 | 12.71 | 178,637 |
| Qualified XVII | 4,586.904 | 12.73 | 58,391 |
| Qualified XXI | 11,602.067 | 12.77 | 148,158 |
| Qualified XXV | 36,842.918 | 12.78 | 470,852 |
| Qualified XXVI | 3,468.673 | 12.77 | 44,295 |
| Qualified LIII | 44,680.638 | 12.80 | 571,912 |
| Qualified LIV | 30,122.653 | 12.77 | 384,666 |
| Qualified LV | 15,140.456 | 12.82 | 194,101 |
| Qualified LVI | 6.126 | 12.83 | 79 |
| | 2,279,526.187 | | $ 29,074,024 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **Pioneer Equity Income VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 14.485 | $ 14.07 | $ 204 |
| Qualified X (1.25) | 745.388 | 13.98 | 10,421 |
| Qualified XXXIII (0.65) | 78,683.003 | 14.97 | 1,177,885 |
| | 79,442.876 | | $ 1,188,510 |
| **Pioneer High Yield VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 493.773 | $ 12.40 | $ 6,123 |
| Qualified V | 130.028 | 11.93 | 1,551 |
| Qualified VI | 466,382.091 | 12.00 | 5,596,585 |
| Qualified X (1.15) | 20,502.803 | 12.11 | 248,289 |
| Qualified X (1.25) | 36,546.426 | 12.00 | 438,557 |
| Qualified XII (0.25) | 640.710 | 12.45 | 7,977 |
| Qualified XII (0.30) | 36,833.545 | 12.43 | 457,841 |
| Qualified XII (0.35) | 71.031 | 12.41 | 881 |
| Qualified XII (0.40) | 8,293.978 | 12.38 | 102,679 |
| Qualified XII (0.50) | 9,287.814 | 12.34 | 114,612 |
| Qualified XII (0.55) | 3,069.819 | 12.32 | 37,820 |
| Qualified XII (0.60) | 40,436.455 | 12.29 | 496,964 |
| Qualified XII (0.65) | 2,144.598 | 12.27 | 26,314 |
| Qualified XII (0.70) | 24,387.806 | 12.25 | 298,751 |
| Qualified XII (0.75) | 7,702.636 | 12.23 | 94,203 |
| Qualified XII (0.80) | 16,572.826 | 12.20 | 202,188 |
| Qualified XII (0.85) | 41,569.227 | 12.18 | 506,313 |
| Qualified XII (0.90) | 14,453.763 | 12.16 | 175,758 |
| Qualified XII (0.95) | 102,400.247 | 12.14 | 1,243,139 |
| Qualified XII (1.00) | 618,846.034 | 12.11 | 7,494,225 |
| Qualified XII (1.05) | 29,781.066 | 12.09 | 360,053 |
| Qualified XII (1.10) | 4,922.829 | 12.07 | 59,419 |
| Qualified XII (1.15) | 26,902.753 | 12.05 | 324,178 |
| Qualified XII (1.20) | 1,740.884 | 12.03 | 20,943 |
| Qualified XII (1.25) | 23,290.904 | 12.00 | 279,491 |
| Qualified XII (1.30) | 65.624 | 11.98 | 786 |
| Qualified XII (1.35) | 252.026 | 11.96 | 3,014 |
| Qualified XII (1.40) | 4,379.611 | 11.94 | 52,293 |
| Qualified XII (1.45) | 830.111 | 11.92 | 9,895 |
| Qualified XII (1.50) | 642.570 | 11.89 | 7,640 |
| Qualified XV | 6,036.615 | 12.14 | 73,285 |
| Qualified XVI | 21,019.738 | 11.89 | 249,925 |
| Qualified XVIII | 1,793.042 | 12.17 | 21,821 |
| Qualified XXI | 5,054.546 | 12.20 | 61,665 |
| Qualified XXV | 1,674.976 | 12.24 | 20,502 |
| Qualified XXVI | 1,362.766 | 12.19 | 16,612 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield VCT Portfolio - Class I (continued)** | | | |
| Qualified XXXII | 209.182 | $ 12.07 | $ 2,525 |
| Qualified LIII | 6,016.810 | 11.98 | 72,081 |
| Qualified LIV | 4,118.515 | 11.94 | 49,175 |
| Qualified LV | 6,879.665 | 12.00 | 82,556 |
| | 1,597,739.843 | | $ 19,318,629 |
| **Pioneer Mid Cap Value VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXIII (0.65) | 27,437.764 | $ 18.68 | $ 512,537 |
| | 27,437.764 | | $ 512,537 |
| **Premier VIT OpCap Mid Cap Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 19,091.521 | $ 9.79 | $ 186,906 |
| Qualified XII (0.30) | 1,407.403 | 9.85 | 13,863 |
| Qualified XII (0.40) | 133.312 | 9.85 | 1,313 |
| Qualified XII (0.50) | 5.590 | 9.84 | 55 |
| Qualified XII (0.50) | 15.853 | 9.84 | 156 |
| Qualified XII (0.70) | 1,015.203 | 9.83 | 9,979 |
| Qualified XII (0.75) | 905.415 | 9.83 | 8,900 |
| Qualified XII (0.80) | 225.432 | 9.82 | 2,214 |
| Qualified XII (0.85) | 3,059.649 | 9.82 | 30,046 |
| Qualified XII (0.90) | 31.443 | 9.82 | 309 |
| Qualified XII (0.95) | 957.428 | 9.81 | 9,392 |
| Qualified XII (1.00) | 6,709.544 | 9.81 | 65,821 |
| Qualified XII (1.15) | 1,599.177 | 9.80 | 15,672 |
| Qualified XII (1.25) | 1,076.830 | 9.79 | 10,542 |
| Qualified XV | 1,380.583 | 9.81 | 13,544 |
| Qualified XVI | 92.303 | 9.78 | 903 |
| Qualified XXI | 56.364 | 9.82 | 553 |
| Qualified XXV | 28.342 | 9.83 | 279 |
| Qualified XXVI | 914.839 | 9.83 | 8,993 |
| Qualified LIII | 1,264.346 | 9.84 | 12,441 |
| Qualified LIV | 130.695 | 9.82 | 1,283 |
| | 40,101.272 | | $ 393,164 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 6,512.337 | $ 14.82 | $ 96,513 |
| ING MAP PLUS NP12 | 441.551 | 14.70 | 6,491 |
| ING MAP PLUS NP14 | 23,026.969 | 14.64 | 337,115 |
| ING MAP PLUS NP16 | 12,608.101 | 14.59 | 183,952 |
| ING MAP PLUS NP19 | 5,431.376 | 14.50 | 78,755 |
| ING MAP PLUS NP20 | 17,718.458 | 14.47 | 256,386 |
| ING MAP PLUS NP21 | 142.740 | 14.44 | 2,061 |
| ING MAP PLUS NP22 | 1,511.666 | 14.42 | 21,798 |
| ING MAP PLUS NP27 | 283.296 | 14.28 | 4,045 |
| ING MAP PLUS NP30 | 270.134 | 14.19 | 3,833 |
| ING MAP PLUS NP32 | 11.148 | 14.14 | 158 |
| | 67,957.776 | | $ 991,107 |
| | | | |
| **T. Rowe Price Value Fund - Advisor Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 5,329.002 | $ 11.40 | $ 60,751 |
| | 5,329.002 | | $ 60,751 |
| | | | |
| **Templeton Foreign Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 6,008.700 | $ 17.56 | $ 105,513 |
| ING MAP PLUS NP9 | 1,068.127 | 17.52 | 18,714 |
| ING MAP PLUS NP11 | 13,909.652 | 17.46 | 242,863 |
| ING MAP PLUS NP12 | 8,973.208 | 17.42 | 156,313 |
| ING MAP PLUS NP14 | 346.129 | 17.35 | 6,005 |
| ING MAP PLUS NP16 | 19,945.689 | 17.29 | 344,861 |
| ING MAP PLUS NP17 | 1,359.439 | 17.25 | 23,450 |
| ING MAP PLUS NP18 | 10,494.282 | 17.22 | 180,712 |
| ING MAP PLUS NP20 | 1,261.715 | 17.15 | 21,638 |
| ING MAP PLUS NP22 | 811.455 | 17.09 | 13,868 |
| ING MAP PLUS NP24 | 6,696.157 | 17.02 | 113,969 |
| ING MAP PLUS NP26 | 342.461 | 16.95 | 5,805 |
| ING MAP PLUS NP28 | 7,694.358 | 16.89 | 129,958 |
| ING MAP PLUS NP30 | 2,635.200 | 16.82 | 44,324 |
| ING MAP PLUS NP32 | 98.041 | 16.75 | 1,642 |
| | 81,644.613 | | $ 1,409,635 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,249.705 | $ 13.85 | $ 72,708 |
| Qualified V | 18,386.567 | 13.55 | 249,138 |
| Qualified VI | 1,766,941.705 | 13.63 | 24,083,415 |
| Qualified XII (0.00) | 239.781 | 21.80 | 5,227 |
| Qualified XII (0.25) | 1,475.194 | 21.46 | 31,658 |
| Qualified XII (0.30) | 14,706.561 | 21.39 | 314,573 |
| Qualified XII (0.35) | 945.324 | 21.32 | 20,154 |
| Qualified XII (0.40) | 47,534.356 | 21.25 | 1,010,105 |
| Qualified XII (0.50) | 1,355.261 | 14.12 | 19,136 |
| Qualified XII (0.50) | 321,711.709 | 21.11 | 6,791,334 |
| Qualified XII (0.55) | 18,246.439 | 21.04 | 383,905 |
| Qualified XII (0.60) | 23,865.934 | 20.98 | 500,707 |
| Qualified XII (0.65) | 9,108.304 | 20.91 | 190,455 |
| Qualified XII (0.70) | 45,479.566 | 20.84 | 947,794 |
| Qualified XII (0.75) | 16,758.931 | 20.77 | 348,083 |
| Qualified XII (0.80) | 50,126.164 | 20.71 | 1,038,113 |
| Qualified XII (0.85) | 129,692.623 | 13.83 | 1,793,649 |
| Qualified XII (0.90) | 32,448.429 | 20.57 | 667,464 |
| Qualified XII (0.95) | 349,899.936 | 13.78 | 4,821,621 |
| Qualified XII (1.00) | 1,807,196.762 | 13.75 | 24,848,955 |
| Qualified XII (1.05) | 54,014.956 | 13.73 | 741,625 |
| Qualified XII (1.10) | 22,418.347 | 13.70 | 307,131 |
| Qualified XII (1.15) | 56,231.241 | 13.68 | 769,243 |
| Qualified XII (1.20) | 5,820.490 | 13.65 | 79,450 |
| Qualified XII (1.25) | 63,433.511 | 13.63 | 864,599 |
| Qualified XII (1.30) | 760.221 | 13.60 | 10,339 |
| Qualified XII (1.35) | 38.191 | 13.58 | 519 |
| Qualified XII (1.40) | 9,068.728 | 13.55 | 122,881 |
| Qualified XII (1.45) | 638.123 | 13.53 | 8,634 |
| Qualified XII (1.50) | 1,023.310 | 13.50 | 13,815 |
| Qualified XV | 4,803.109 | 13.78 | 66,187 |
| Qualified XVI | 38,400.836 | 13.50 | 518,411 |
| Qualified XVII | 4,054.462 | 13.74 | 55,708 |
| Qualified XXI | 13,165.872 | 13.86 | 182,479 |
| Qualified XXV | 8,766.084 | 13.90 | 121,849 |
| Qualified XXVI | 5,494.147 | 13.84 | 76,039 |
| Qualified LIII | 13,907.600 | 12.30 | 171,063 |
| Qualified LIV | 24,739.769 | 12.26 | 303,310 |
| Qualified LV | 8,919.637 | 12.32 | 109,890 |
| Qualified LVI | 205.333 | 12.33 | 2,532 |
| | 4,997,273.218 | | $ 72,663,898 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 46,710.945 | $ 15.17 | $ 708,605 |
| ING MAP PLUS NP6 | 35,700.753 | 15.02 | 536,225 |
| ING MAP PLUS NP7 | 15.483 | 14.99 | 232 |
| ING MAP PLUS NP8 | 31,662.779 | 14.96 | 473,675 |
| ING MAP PLUS NP9 | 47,018.002 | 14.93 | 701,979 |
| ING MAP PLUS NP10 | 289.850 | 14.90 | 4,319 |
| ING MAP PLUS NP11 | 56,646.203 | 14.87 | 842,329 |
| ING MAP PLUS NP12 | 30,667.089 | 14.84 | 455,100 |
| ING MAP PLUS NP13 | 41,080.636 | 14.81 | 608,404 |
| ING MAP PLUS NP14 | 110,590.998 | 14.79 | 1,635,641 |
| ING MAP PLUS NP15 | 11,255.415 | 14.76 | 166,130 |
| ING MAP PLUS NP16 | 40,246.991 | 14.73 | 592,838 |
| ING MAP PLUS NP17 | 40,795.407 | 14.70 | 599,692 |
| ING MAP PLUS NP18 | 60,672.413 | 14.67 | 890,064 |
| ING MAP PLUS NP19 | 29,495.162 | 14.64 | 431,809 |
| ING MAP PLUS NP20 | 91,971.643 | 14.61 | 1,343,706 |
| ING MAP PLUS NP21 | 30,972.447 | 14.58 | 451,578 |
| ING MAP PLUS NP22 | 23,728.177 | 14.56 | 345,482 |
| ING MAP PLUS NP23 | 26,581.029 | 14.53 | 386,222 |
| ING MAP PLUS NP24 | 11,703.515 | 14.50 | 169,701 |
| ING MAP PLUS NP25 | 757.121 | 14.47 | 10,956 |
| ING MAP PLUS NP26 | 1,785.512 | 14.44 | 25,783 |
| ING MAP PLUS NP27 | 185.678 | 14.41 | 2,676 |
| ING MAP PLUS NP28 | 45,965.309 | 14.39 | 661,441 |
| ING MAP PLUS NP29 | 3,016.166 | 14.36 | 43,312 |
| ING MAP PLUS NP30 | 4,157.307 | 14.33 | 59,574 |
| ING MAP PLUS NP32 | 751.919 | 14.27 | 10,730 |
| ING MAP PLUS NP36 | 1,510.088 | 14.16 | 21,383 |
| Qualified XII (1.00) | 22,503.117 | 11.68 | 262,836 |
| | 848,437.154 | | $ 12,442,422 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,092.163 | $ 15.03 | $ 121,625 |
| Qualified V | 4,467.091 | 14.55 | 64,996 |
| Qualified VI | 4,415,752.702 | 14.63 | 64,602,462 |
| Qualified XII (0.00) | 1,593.164 | 15.32 | 24,407 |
| Qualified XII (0.25) | 578.776 | 15.18 | 8,786 |
| Qualified XII (0.30) | 173,779.415 | 15.15 | 2,632,758 |
| Qualified XII (0.35) | 1,181.208 | 15.13 | 17,872 |
| Qualified XII (0.40) | 49,917.532 | 15.10 | 753,755 |
| Qualified XII (0.50) | 1,841.799 | 15.16 | 27,922 |
| Qualified XII (0.50) | 1,970,669.962 | 15.04 | 29,638,876 |
| Qualified XII (0.55) | 81,623.837 | 15.01 | 1,225,174 |
| Qualified XII (0.60) | 157,459.015 | 14.99 | 2,360,311 |
| Qualified XII (0.65) | 92,757.705 | 14.96 | 1,387,655 |
| Qualified XII (0.70) | 373,683.463 | 14.93 | 5,579,094 |
| Qualified XII (0.75) | 154,046.449 | 14.91 | 2,296,833 |
| Qualified XII (0.80) | 1,946,125.500 | 14.88 | 28,958,347 |
| Qualified XII (0.85) | 496,556.451 | 14.85 | 7,373,863 |
| Qualified XII (0.90) | 100,471.401 | 14.82 | 1,488,986 |
| Qualified XII (0.95) | 629,296.765 | 14.80 | 9,313,592 |
| Qualified XII (1.00) | 3,695,079.152 | 14.77 | 54,576,319 |
| Qualified XII (1.05) | 283,624.193 | 14.74 | 4,180,621 |
| Qualified XII (1.10) | 83,069.791 | 14.71 | 1,221,957 |
| Qualified XII (1.15) | 156,978.624 | 14.69 | 2,306,016 |
| Qualified XII (1.20) | 18,292.106 | 14.66 | 268,162 |
| Qualified XII (1.25) | 223,430.602 | 14.63 | 3,268,790 |
| Qualified XII (1.30) | 9,501.810 | 14.61 | 138,821 |
| Qualified XII (1.35) | 957.551 | 14.58 | 13,961 |
| Qualified XII (1.40) | 21,837.633 | 14.55 | 317,738 |
| Qualified XII (1.45) | 6,131.266 | 14.53 | 89,087 |
| Qualified XII (1.50) | 703.664 | 14.50 | 10,203 |
| Qualified XV | 21,398.661 | 14.80 | 316,700 |
| Qualified XVI | 79,524.353 | 14.50 | 1,153,103 |
| Qualified XVII | 28,436.855 | 14.75 | 419,444 |
| Qualified XXI | 13,962.763 | 14.88 | 207,766 |
| Qualified XXV | 29,000.317 | 14.93 | 432,975 |
| Qualified XXVI | 4,810.715 | 14.86 | 71,487 |
| Qualified XXVII | 1,451,445.467 | 14.16 | 20,552,468 |
| Qualified XXXVII | 208.382 | 9.72 | 2,025 |
| Qualified LIII | 21,830.158 | 14.53 | 317,192 |
| Qualified LIV | 62,391.240 | 14.48 | 903,425 |
| Qualified LV | 8,991.288 | 14.56 | 130,913 |
| Qualified LVI | 96.268 | 14.57 | 1,403 |
| | 16,881,597.257 | | $ 248,777,890 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Income Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 2,979.849 | $ 14.19 | $ 42,284 |
| ING MAP PLUS NP6 | 2,053.889 | 14.05 | 28,857 |
| ING MAP PLUS NP8 | 2,172.591 | 14.00 | 30,416 |
| ING MAP PLUS NP9 | 1,600.995 | 13.97 | 22,366 |
| ING MAP PLUS NP10 | 6,687.769 | 13.94 | 93,227 |
| ING MAP PLUS NP11 | 12,097.281 | 13.92 | 168,394 |
| ING MAP PLUS NP12 | 17,292.538 | 13.89 | 240,193 |
| ING MAP PLUS NP13 | 518.176 | 13.86 | 7,182 |
| ING MAP PLUS NP14 | 2,586.565 | 13.83 | 35,772 |
| ING MAP PLUS NP15 | 123.310 | 13.81 | 1,703 |
| ING MAP PLUS NP17 | 10,955.904 | 13.75 | 150,644 |
| ING MAP PLUS NP18 | 3,660.929 | 13.73 | 50,265 |
| ING MAP PLUS NP19 | 2,354.916 | 13.70 | 32,262 |
| ING MAP PLUS NP20 | 8,036.553 | 13.67 | 109,860 |
| ING MAP PLUS NP21 | 13,239.227 | 13.65 | 180,715 |
| ING MAP PLUS NP22 | 21,196.943 | 13.62 | 288,702 |
| ING MAP PLUS NP24 | 1,922.729 | 13.57 | 26,091 |
| ING MAP PLUS NP25 | 2,769.924 | 13.54 | 37,505 |
| ING MAP PLUS NP26 | 3,021.523 | 13.51 | 40,821 |
| ING MAP PLUS NP28 | 195.195 | 13.46 | 2,627 |
| ING MAP PLUS NP29 | 34.399 | 13.43 | 462 |
| ING MAP PLUS NP30 | 4,741.364 | 13.41 | 63,582 |
| ING MAP PLUS NP32 | 344.381 | 13.36 | 4,601 |
| ING MAP PLUS NP36 | 109.500 | 13.25 | 1,451 |
| | 120,696.450 | | $ 1,659,982 |
| **Diversified Value Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 6,859.249 | $ 14.92 | $ 102,340 |
| ING MAP PLUS NP28 | 819.428 | 14.38 | 11,783 |
| | 7,678.677 | | $ 114,123 |
| **Equity Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 15,814.091 | $ 14.28 | $ 225,825 |
| ING MAP PLUS NP14 | 232.717 | 14.20 | 3,305 |
| ING MAP PLUS NP17 | 3,243.038 | 14.12 | 45,792 |
| ING MAP PLUS NP23 | 1,143.245 | 13.97 | 15,971 |
| ING MAP PLUS NP28 | 971.621 | 13.84 | 13,447 |
| | 21,404.712 | | $ 304,340 |

| Division/Contract | Units | Unit Value | | Extended Value |
|---|---|---|---|---|
| **Small Company Growth Portfolio** | | | | |
| Contracts in accumulation period: | | | | |
| ING MAP PLUS NP8 | 237.989 | $ | 13.22 | $ 3,146 |
| ING MAP PLUS NP14 | 2,387.190 | | 13.08 | 31,224 |
| ING MAP PLUS NP17 | 21.211 | | 13.01 | 276 |
| ING MAP PLUS NP20 | 1,436.326 | | 12.93 | 18,572 |
| ING MAP PLUS NP28 | 2,565.077 | | 12.75 | 32,705 |
| | 6,647.793 | | | $ 85,923 |
| | | | | |
| **Wanger International Small Cap** | | | | |
| Contracts in accumulation period: | | | | |
| ING Custom Choice 62 | 140.295 | $ | 10.48 | $ 1,470 |
| ING MAP PLUS NP8 | 7,446.690 | | 10.53 | 78,414 |
| Qualified VI | 151,589.089 | | 10.48 | 1,588,654 |
| Qualified XII (0.00) | 3,029.853 | | 10.57 | 32,026 |
| Qualified XII (0.25) | 8.005 | | 10.55 | 84 |
| Qualified XII (0.30) | 1,991.670 | | 10.55 | 21,012 |
| Qualified XII (0.40) | 2,961.898 | | 10.54 | 31,218 |
| Qualified XII (0.50) | 1,588.406 | | 10.53 | 16,726 |
| Qualified XII (0.50) | 301,600.359 | | 10.53 | 3,175,852 |
| Qualified XII (0.55) | 2,661.876 | | 10.53 | 28,030 |
| Qualified XII (0.65) | 853.219 | | 10.52 | 8,976 |
| Qualified XII (0.70) | 5,409.599 | | 10.52 | 56,909 |
| Qualified XII (0.75) | 2,831.255 | | 10.51 | 29,756 |
| Qualified XII (0.80) | 39,866.324 | | 10.51 | 418,995 |
| Qualified XII (0.85) | 29,169.760 | | 10.51 | 306,574 |
| Qualified XII (0.90) | 791.187 | | 10.50 | 8,307 |
| Qualified XII (0.95) | 18,701.068 | | 10.50 | 196,361 |
| Qualified XII (1.00) | 309,587.687 | | 10.50 | 3,250,671 |
| Qualified XII (1.05) | 5,224.508 | | 10.49 | 54,805 |
| Qualified XII (1.10) | 858.194 | | 10.49 | 9,002 |
| Qualified XII (1.15) | 4,388.658 | | 10.49 | 46,037 |
| Qualified XII (1.20) | 23.839 | | 10.48 | 250 |
| Qualified XII (1.25) | 1,545.108 | | 10.48 | 16,193 |
| Qualified XII (1.35) | 589.409 | | 10.47 | 6,171 |
| Qualified XII (1.40) | 10.803 | | 10.47 | 113 |
| Qualified XII (1.50) | 1,069.573 | | 10.46 | 11,188 |
| Qualified XV | 321.850 | | 10.50 | 3,379 |
| Qualified XVI | 1,414.325 | | 10.46 | 14,794 |
| Qualified XVII | 990.666 | | 10.48 | 10,382 |
| Qualified XXI | 3,817.866 | | 10.51 | 40,126 |
| Qualified XXV | 7,764.124 | | 10.52 | 81,679 |
| Qualified XXVI | 549.542 | | 10.51 | 5,776 |
| Qualified LIII | 3,711.473 | | 10.53 | 39,082 |
| Qualified LIV | 3,104.923 | | 10.51 | 32,633 |
| Qualified LV | 147.607 | | 10.55 | 1,557 |
| | 915,760.708 | | | $ 9,623,202 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger Select** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,707.164 | $      16.39 | $      27,980 |
| Qualified V | 83.025 | 15.80 | 1,312 |
| Qualified VI | 1,121,588.429 | 15.90 | 17,833,256 |
| Qualified X (1.15) | 36,670.352 | 16.56 | 607,261 |
| Qualified X (1.25) | 72,592.310 | 16.51 | 1,198,499 |
| Qualified XII (0.00) | 46.624 | 16.64 | 776 |
| Qualified XII (0.05) | 121,257.113 | 16.61 | 2,014,081 |
| Qualified XII (0.25) | 41,725.600 | 16.49 | 688,055 |
| Qualified XII (0.30) | 72,244.121 | 16.46 | 1,189,138 |
| Qualified XII (0.35) | 1,002.019 | 16.43 | 16,463 |
| Qualified XII (0.40) | 13,551.725 | 16.40 | 222,248 |
| Qualified XII (0.50) | 805,445.663 | 16.34 | 13,160,982 |
| Qualified XII (0.50) | 1,115.058 | 16.47 | 18,365 |
| Qualified XII (0.55) | 12,637.140 | 16.31 | 206,112 |
| Qualified XII (0.60) | 15,294.686 | 16.28 | 248,997 |
| Qualified XII (0.65) | 158,867.526 | 16.25 | 2,581,597 |
| Qualified XII (0.70) | 51,123.594 | 16.22 | 829,225 |
| Qualified XII (0.75) | 15,527.903 | 16.19 | 251,397 |
| Qualified XII (0.80) | 104,587.656 | 16.16 | 1,690,137 |
| Qualified XII (0.85) | 154,763.839 | 16.13 | 2,496,341 |
| Qualified XII (0.90) | 19,434.531 | 16.10 | 312,896 |
| Qualified XII (0.95) | 169,924.133 | 16.07 | 2,730,681 |
| Qualified XII (1.00) | 865,789.436 | 16.04 | 13,887,263 |
| Qualified XII (1.05) | 70,844.270 | 16.01 | 1,134,217 |
| Qualified XII (1.10) | 12,155.516 | 15.98 | 194,245 |
| Qualified XII (1.15) | 36,932.588 | 15.96 | 589,444 |
| Qualified XII (1.20) | 4,651.228 | 15.93 | 74,094 |
| Qualified XII (1.25) | 34,374.973 | 15.90 | 546,562 |
| Qualified XII (1.30) | 595.415 | 15.87 | 9,449 |
| Qualified XII (1.35) | 111.484 | 15.84 | 1,766 |
| Qualified XII (1.40) | 5,998.535 | 15.81 | 94,837 |
| Qualified XII (1.45) | 91.781 | 15.78 | 1,448 |
| Qualified XII (1.50) | 786.528 | 15.75 | 12,388 |
| Qualified XV | 2,307.161 | 16.07 | 37,076 |
| Qualified XVI | 26,085.695 | 15.75 | 410,850 |
| Qualified XVII | 5,211.351 | 16.02 | 83,486 |
| Qualified XVIII | 987.607 | 16.65 | 16,444 |
| Qualified XXI | 12,439.161 | 16.16 | 201,017 |
| Qualified XXV | 18,823.716 | 16.21 | 305,132 |
| Qualified XXVI | 9,155.276 | 16.14 | 147,766 |
| Qualified XXXII | 2,934.303 | 16.51 | 48,445 |
| Qualified LIII | 16,339.483 | 15.75 | 257,347 |
| Qualified LIV | 21,194.517 | 15.70 | 332,754 |
| Qualified LV | 11,311.743 | 15.78 | 178,499 |
| Qualified LVI | 95.047 | 15.78 | 1,500 |
| | 4,150,407.025 | | $      66,891,828 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger U.S. Smaller Companies** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,632.414 | $ 14.34 | $ 37,749 |
| Qualified V | 12.748 | 14.02 | 179 |
| Qualified VI | 445,350.296 | 14.10 | 6,279,439 |
| Qualified X (1.15) | 3,491.949 | 14.82 | 51,751 |
| Qualified X (1.25) | 26,978.125 | 14.10 | 380,392 |
| Qualified XII (0.05) | 5,088.826 | 14.73 | 74,958 |
| Qualified XII (0.25) | 25,429.604 | 14.63 | 372,035 |
| Qualified XII (0.30) | 45,718.131 | 14.60 | 667,485 |
| Qualified XII (0.40) | 18,320.799 | 14.55 | 266,568 |
| Qualified XII (0.50) | 668.231 | 14.61 | 9,763 |
| Qualified XII (0.50) | 135,710.305 | 14.49 | 1,966,442 |
| Qualified XII (0.55) | 16,674.176 | 14.47 | 241,275 |
| Qualified XII (0.60) | 12,760.982 | 14.44 | 184,269 |
| Qualified XII (0.65) | 9,574.785 | 14.41 | 137,973 |
| Qualified XII (0.70) | 40,191.148 | 14.39 | 578,351 |
| Qualified XII (0.75) | 14,059.744 | 14.36 | 201,898 |
| Qualified XII (0.80) | 20,392.021 | 14.33 | 292,218 |
| Qualified XII (0.85) | 95,011.553 | 14.31 | 1,359,615 |
| Qualified XII (0.90) | 5,049.338 | 14.28 | 72,105 |
| Qualified XII (0.95) | 72,113.427 | 14.25 | 1,027,616 |
| Qualified XII (1.00) | 393,114.822 | 14.23 | 5,594,024 |
| Qualified XII (1.05) | 6,366.861 | 14.20 | 90,409 |
| Qualified XII (1.10) | 10,731.097 | 14.18 | 152,167 |
| Qualified XII (1.15) | 14,889.008 | 14.15 | 210,679 |
| Qualified XII (1.20) | 4,015.248 | 14.12 | 56,695 |
| Qualified XII (1.25) | 24,212.309 | 14.10 | 341,394 |
| Qualified XII (1.30) | 3,789.196 | 14.07 | 53,314 |
| Qualified XII (1.35) | 31.224 | 14.05 | 439 |
| Qualified XII (1.40) | 3,461.260 | 14.02 | 48,527 |
| Qualified XII (1.45) | 603.166 | 14.00 | 8,444 |
| Qualified XII (1.50) | 348.530 | 13.97 | 4,869 |
| Qualified XV | 1,583.507 | 14.25 | 22,565 |
| Qualified XVI | 12,976.946 | 13.97 | 181,288 |
| Qualified XVIII | 63.272 | 14.89 | 942 |
| Qualified XXI | 2,627.918 | 14.33 | 37,658 |
| Qualified XXV | 10,298.805 | 14.38 | 148,097 |
| Qualified XXVI | 8,704.358 | 14.31 | 124,559 |
| Qualified LIII | 1,331.443 | 13.15 | 17,508 |
| Qualified LIV | 14,524.221 | 13.11 | 190,413 |
| Qualified LV | 3,009.780 | 13.17 | 39,639 |
| | 1,511,911.573 | | $ 21,525,711 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 19,584.057 | $ 13.57 | $ 265,756 |
| ING MAP PLUS NP6 | 2,723.958 | 13.44 | 36,610 |
| ING MAP PLUS NP8 | 4,844.205 | 13.39 | 64,864 |
| ING MAP PLUS NP9 | 24,835.934 | 13.36 | 331,808 |
| ING MAP PLUS NP11 | 20,720.040 | 13.31 | 275,784 |
| ING MAP PLUS NP12 | 19,726.585 | 13.28 | 261,969 |
| ING MAP PLUS NP13 | 29,130.985 | 13.26 | 386,277 |
| ING MAP PLUS NP14 | 91,793.431 | 13.23 | 1,214,427 |
| ING MAP PLUS NP15 | 16,393.703 | 13.21 | 216,561 |
| ING MAP PLUS NP17 | 7,537.994 | 13.16 | 99,200 |
| ING MAP PLUS NP18 | 14,467.598 | 13.13 | 189,960 |
| ING MAP PLUS NP19 | 2,785.341 | 13.10 | 36,488 |
| ING MAP PLUS NP20 | 76,283.064 | 13.08 | 997,782 |
| ING MAP PLUS NP21 | 9,528.050 | 13.05 | 124,341 |
| ING MAP PLUS NP22 | 10,951.217 | 13.03 | 142,694 |
| ING MAP PLUS NP23 | 14,824.820 | 13.00 | 192,723 |
| ING MAP PLUS NP24 | 11,592.854 | 12.98 | 150,475 |
| ING MAP PLUS NP26 | 696.208 | 12.93 | 9,002 |
| ING MAP PLUS NP27 | 338.747 | 12.90 | 4,370 |
| ING MAP PLUS NP28 | 7,814.255 | 12.88 | 100,648 |
| ING MAP PLUS NP29 | 5,315.793 | 12.85 | 68,308 |
| ING MAP PLUS NP30 | 2,460.942 | 12.83 | 31,574 |
| ING MAP PLUS NP32 | 202.922 | 12.78 | 2,593 |
| | 394,552.703 | | $ 5,204,214 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,605.255 | $ 13.50 | $ 102,671 |
| Qualified V | 2,170.853 | 13.13 | 28,503 |
| Qualified VI | 2,070,127.354 | 13.21 | 27,346,382 |
| Qualified XII (0.25) | 117.014 | 13.71 | 1,604 |
| Qualified XII (0.30) | 77,601.310 | 13.68 | 1,061,586 |
| Qualified XII (0.35) | 1,609.294 | 13.66 | 21,983 |
| Qualified XII (0.40) | 42,461.776 | 13.63 | 578,754 |
| Qualified XII (0.50) | 795.426 | 13.69 | 10,889 |
| Qualified XII (0.50) | 48,835.390 | 13.58 | 663,185 |
| Qualified XII (0.55) | 30,944.876 | 13.56 | 419,613 |
| Qualified XII (0.60) | 70,265.874 | 13.53 | 950,697 |
| Qualified XII (0.65) | 22,702.244 | 13.51 | 306,707 |
| Qualified XII (0.70) | 113,992.478 | 13.48 | 1,536,619 |
| Qualified XII (0.75) | 97,636.596 | 13.46 | 1,314,189 |
| Qualified XII (0.80) | 1,053,903.494 | 13.43 | 14,153,924 |
| Qualified XII (0.85) | 293,251.101 | 13.41 | 3,932,497 |
| Qualified XII (0.90) | 51,348.226 | 13.38 | 687,039 |
| Qualified XII (0.95) | 401,175.865 | 13.36 | 5,359,710 |
| Qualified XII (1.00) | 1,229,889.080 | 13.33 | 16,394,421 |
| Qualified XII (1.05) | 63,508.113 | 13.31 | 845,293 |
| Qualified XII (1.10) | 55,424.508 | 13.28 | 736,037 |
| Qualified XII (1.15) | 62,681.150 | 13.26 | 831,152 |
| Qualified XII (1.20) | 19,876.252 | 13.24 | 263,162 |
| Qualified XII (1.25) | 160,198.147 | 13.21 | 2,116,218 |
| Qualified XII (1.30) | 54.351 | 13.19 | 717 |
| Qualified XII (1.35) | 4,058.973 | 13.16 | 53,416 |
| Qualified XII (1.40) | 14,172.214 | 13.14 | 186,223 |
| Qualified XII (1.45) | 2,194.249 | 13.11 | 28,767 |
| Qualified XII (1.50) | 170.245 | 13.09 | 2,229 |
| Qualified XV | 3,766.322 | 13.36 | 50,318 |
| Qualified XVI | 39,026.022 | 13.09 | 510,851 |
| Qualified XVII | 15,939.557 | 13.31 | 212,156 |
| Qualified XXI | 8,026.819 | 13.43 | 107,800 |
| Qualified XXV | 6,378.369 | 13.47 | 85,917 |
| Qualified XXVI | 2,303.652 | 13.41 | 30,892 |
| Qualified XXVII | 742,033.016 | 12.73 | 9,446,080 |
| Qualified LIII | 5,403.976 | 13.05 | 70,522 |
| Qualified LIV | 50,899.277 | 13.01 | 662,200 |
| Qualified LV | 10,441.666 | 13.07 | 136,473 |
| Qualified LVI | 78.756 | 13.08 | 1,030 |
| | 6,883,069.140 | | $ 91,248,426 |
| **Wells Fargo Advantage Small Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 4,036.399 | $ 11.68 | $ 47,145 |
| | 4,036.399 | | $ 47,145 |

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

*Qualified I*

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

*Qualified V*

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

*Qualified VI*

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

*Qualified VII*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

*Qualified VIII*

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

*Qualified IX*

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

*Qualified X*

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

*Qualified XII*

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

*Qualified XVI*

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

*Qualified XVII*

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XVIII*

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XIX*

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XX*

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XXI*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXII*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXV*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVI*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVII*

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXVIII*

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXIX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXXI*

Group Contracts issued in connection with the San Bernadino 457(f) Plan at a zero basis point charge, effective in 2004.

*Qualified XXXII*

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

*Qualified XXXIII*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

*Qualified XXXV*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

*Qualified XXXVI*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

*Qualified XXXVII*

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

*Qualified L*

Group Contracts issued in connection with Education Custom Choice 457, ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

*Qualified LIII*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 45 basis point charge.

*Qualified LIV*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

*Qualified LV*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 30 basis point charge.

*Qualified LVI*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

## 10.    Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, follows:

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AIM Mid Cap Core Equity Fund - Class A | | | | | | |
| 2007 | 19 | $13.74 to $16.18 | $270 | 1.19% | 0.65% to 1.60% | 8.75% to 9.19% |
| 2006 | 18 | $12.67 to $14.87 | $234 | 0.76% | 0.65% to 1.70% | 9.99% to 10.40% |
| 2005 | 16 | $11.62 to $13.52 | $188 | - | 0.65% to 1.60% | 5.73% to 6.77% |
| 2004 | 18 | $10.99 to $11.08 | $196 | (b) | 0.65% to 1.60% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| AIM Small Cap Growth Fund - Class A | | | | | | |
| 2007 | 2 | $14.34 | $34 | - | 1.00% | 10.22% |
| 2006 | 1 | $13.01 | $17 | - | 1.00% | 13.23% |
| 2005 | 1 | $11.49 | $8 | 0.25% | 1.00% | 7.18% |
| 2004 | - | $10.72 | $0 | (b) | 1.00% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| AIM Global Health Care Fund - Investor Class | | | | | | |
| 2007 | 4 | $34.39 to $35.57 | $144 | - | 0.65% to 2.00% | 9.62% to 10.12% |
| 2006 | 4 | $31.61 to $31.99 | $114 | - | 0.90% to 1.70% | 3.36% to 3.43% |
| 2005 | 2 | $30.81 to $30.93 | $68 | (c) | 0.90% to 1.65% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| AIM V.I. Capital Appreciation Fund - Series I Shares | | | | | | |
| 2007 | 2,976 | $7.08 to $14.33 | $33,456 | - | 0.00% to 1.50% | 10.28% to 11.95% |
| 2006 | 3,257 | $6.42 to $12.36 | $32,996 | 0.07% | 0.00% to 1.50% | 4.72% to 6.35% |
| 2005 | 2,001 | $6.22 to $11.61 | $19,374 | 0.06% | 0.00% to 1.50% | 0.10% to 8.80% |
| 2004 | 2,282 | $5.77 to $10.80 | $20,524 | - | 0.00% to 1.50% | 4.97% to 14.62% |
| 2003 | 2,409 | $5.47 to $10.25 | $20,562 | - | 0.25% to 1.50% | 27.54% to 29.11% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AIM V.I. Core Equity Fund - Series I Shares | | | | | | |
| 2007 | 4,536 | $8.58 to $14.75 | $48,225 | 1.11% | 0.00% to 1.50% | 6.45% to 8.04% |
| 2006 | 5,005 | $8.01 to $13.60 | $49,719 | 0.66% | 0.00% to 1.50% | 15.02% to 16.80% |
| 2005 | 3,691 | $6.93 to $11.81 | $31,783 | 1.36% | 0.00% to 1.50% | 3.66% to 5.23% |
| 2004 | 4,620 | $6.65 to $11.18 | $38,313 | 0.91% | 0.00% to 1.50% | 7.32% to 38.44% |
| 2003 | 5,544 | $6.16 to $10.37 | $42,522 | 1.00% | 0.25% to 1.50% | 22.56% to 24.08% |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | | | | | | |
| 2007 | 9 | $13.01 to $13.50 | $120 | 1.08% | 0.70% to 1.65% | 3.75% to 4.39% |
| 2006 | 5 | $12.54 to $12.76 | $65 | 1.35% | 1.05% to 1.65% | 15.48% to 15.48% |
| 2005 | 4 | $10.98 to $10.99 | $42 | (f) | 1.20% to 1.25% | (f) |
| 2004 | 2 | $10.75 | $22 | (b) | 0.95% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| AllianceBernstein Growth and Income Portfolio - Class A | | | | | | |
| 2007 | 46 | $13.99 to $14.11 | $645 | 1.66% | 1.00% to 1.25% | 3.78% to 4.06% |
| 2006 | 41 | $13.48 to $13.56 | $557 | 1.74% | 1.00% to 1.25% | 15.91% to 15.97% |
| 2005 | 22 | $11.63 to $11.65 | $260 | 1.29% | 1.15% to 1.25% | 3.56% |
| 2004 | 4 | $11.23 | $50 | (b) | 1.25% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Allianz NFJ Small-Cap Value - Class A | | | | | | |
| 2007 | 28 | $16.02 to $16.30 | $454 | 1.93% | 0.75% to 1.20% | 4.84% to 5.30% |
| 2006 | 31 | $15.28 to $15.50 | $477 | 1.87% | 0.70% to 1.20% | 17.18% to 17.59% |
| 2005 | 30 | $13.04 to $13.14 | $398 | 3.10% | 0.80% to 1.20% | 9.33% |
| 2004 | 4 | $12.00 | $53 | (b) | 0.90% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| American Balanced Fund® - Class R-3 | | | | | | |
| 2007 | 506 | $12.24 to $12.95 | $6,361 | 2.43% | 0.00% to 1.45% | 4.70% to 5.95% |
| 2006 | 422 | $11.66 to $12.12 | $5,014 | 2.18% | 0.20% to 1.55% | 9.69% to 11.20% |
| 2005 | 340 | $10.63 to $10.89 | $3,656 | 2.07% | 0.25% to 1.55% | 1.43% to 2.54% |
| 2004 | 120 | $10.50 to $10.61 | $1,269 | (b) | 0.30% to 1.45% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| American Century Income & Growth Fund - A Class | | | | | | |
| 2007 | 471 | $11.83 to $36.60 | $5,597 | 1.28% | 1.00% to 1.10% | -1.62% to -1.50% |
| 2006 | 495 | $12.01 to $37.17 | $5,990 | 1.59% | 1.00% to 1.10% | 15.59% to 15.70% |
| 2005 | 539 | $10.38 to $31.95 | $5,629 | 1.78% | 1.00% to 1.10% | 3.36% to 3.49% |
| 2004 | 433 | $10.03 to $30.91 | $4,389 | 1.83% | 1.00% to 1.10% | 11.51% to 11.57% |
| 2003 | 272 | $8.99 to $27.72 | $2,491 | 1.48% | 1.00% to 1.10% | 27.92% to 28.06% |
| Ariel Appreciation Fund | | | | | | |
| 2007 | 49 | $11.43 to $11.96 | $578 | 0.50% | 0.95% to 2.10% | -3.27% to -2.29% |
| 2006 | 52 | $11.91 to $12.24 | $629 | 0.05% | 0.95% to 1.90% | 8.87% to 9.87% |
| 2005 | 35 | $10.94 to $11.16 | $394 | 0.34% | 0.85% to 1.90% | 1.47% to 2.01% |
| 2004 | 18 | $10.88 to $10.94 | $192 | (b) | 0.85% to 1.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Ariel Fund | | | | | | |
| 2007 | 68 | $11.93 to $12.65 | $838 | 0.40% | 0.60% to 2.10% | -3.52% to -2.40% |
| 2006 | 52 | $12.51 to $12.91 | $660 | - | 0.70% to 1.80% | 8.48% to 9.22% |
| 2005 | 46 | $11.56 to $11.73 | $537 | 0.58% | 0.95% to 1.70% | -0.43% to -0.34% |
| 2004 | 13 | $11.66 to $11.70 | $154 | (b) | 1.25% to 1.60% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Calvert Social Balanced Portfolio | | | | | | |
| 2007 | 2,618 | $12.00 to $33.54 | $59,468 | 2.34% | 0.00% to 1.50% | 1.21% to 2.75% |
| 2006 | 2,925 | $11.75 to $32.97 | $65,397 | 2.25% | 0.00% to 1.50% | 7.14% to 8.80% |
| 2005 | 3,274 | $11.39 to $30.61 | $66,533 | 1.77% | 0.00% to 1.50% | 4.07% to 5.61% |
| 2004 | 3,412 | $10.91 to $29.27 | $66,170 | 1.71% | 0.00% to 1.50% | 6.63% to 8.01% |
| 2003 | 3,259 | $10.21 to $27.31 | $60,576 | 1.94% | 0.25% to 1.50% | 17.49% to 18.96% |
| Capital One Mid Cap Equity Fund - Class A | | | | | | |
| 2007 | 6 | $13.44 to $13.72 | $87 | - | 0.70% to 1.25% | 1.34% to 1.55% |
| 2006 | 7 | $13.46 to $13.51 | $96 | 0.02% | 0.70% to 0.85% | 9.52% to 9.59% |
| 2005 | 10 | $12.29 to $12.30 | $125 | (c) | 0.80% to 0.85% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| DWS Equity 500 Index Fund - Class S | | | | | | |
| 2007 | 15 | $15.27 | $228 | 2.03% | 1.00% | 4.30% |
| 2006 | 11 | $14.64 | $167 | 1.85% | 1.00% | 14.46% |
| 2005 | 5 | $12.79 | $66 | - | 1.00% | 3.65% |
| 2004 | - | $12.34 | $2 | (b) | 1.00% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| EuroPacific Growth Fund® - Class R-3 | | | | | | |
| 2007 | 486 | $18.87 to $20.20 | $9,594 | 2.23% | 0.00% to 1.75% | 16.70% to 18.27% |
| 2006 | 225 | $16.29 to $16.91 | $3,767 | 1.95% | 0.25% to 1.55% | 19.60% to 21.13% |
| 2005 | 87 | $13.62 to $13.96 | $1,208 | 1.93% | 0.25% to 1.55% | 19.09% to 20.14% |
| 2004 | 48 | $11.47 to $11.58 | $553 | (b) | 0.40% to 1.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| EuroPacific Growth Fund® - Class R-4 | | | | | | |
| 2007 | 11,118 | $9.92 to $20.24 | $212,894 | 2.15% | 0.00% to 1.50% | 17.11% to 18.85% |
| 2006 | 8,654 | $14.58 to $17.16 | $141,230 | 2.13% | 0.00% to 1.50% | 20.03% to 21.40% |
| 2005 | 4,523 | $12.09 to $14.26 | $61,647 | 2.63% | 0.40% to 1.50% | 19.25% to 20.43% |
| 2004 | 1,426 | $11.43 to $11.96 | $16,360 | (b) | 0.55% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Evergreen Equity Income Fund - Class I | | | | | | |
| 2007 | 330 | $11.45 to $11.58 | $3,826 | (e) | 0.95% to 1.50% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| Evergreen Special Values Fund - Class A | | | | | | |
| 2007 | 4,354 | $12.72 to $23.16 | $94,562 | 1.21% | 0.30% to 1.55% | -9.51% to -8.57% |
| 2006 | 4,425 | $15.03 to $24.96 | $105,934 | 0.42% | 0.50% to 1.55% | 19.54% to 20.78% |
| 2005 | 3,781 | $12.57 to $20.60 | $75,301 | 0.93% | 0.55% to 1.55% | 8.74% to 9.85% |
| 2004 | 2,610 | $11.56 to $18.76 | $47,554 | 0.96% | 0.55% to 1.55% | 18.85% to 18.90% |
| 2003 | 1,118 | $15.33 to $15.50 | $17,138 | - | 0.95% to 1.00% | 34.00% to 34.08% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | | | | | |
| 2007 | 17,821 | $13.07 to $33.82 | $426,528 | 1.84% | 0.00% to 2.15% | -0.38% to 1.55% |
| 2006 | 18,954 | $13.23 to $33.70 | $455,731 | 3.30% | 0.00% to 1.95% | 17.81% to 20.16% |
| 2005 | 19,555 | $11.23 to $28.36 | $401,206 | 1.61% | 0.00% to 1.95% | 4.15% to 5.90% |
| 2004 | 21,024 | $10.84 to $27.10 | $405,088 | 1.43% | 0.00% to 1.95% | 9.88% to 11.29% |
| 2003 | 18,499 | $10.50 to $24.58 | $327,820 | 1.56% | 0.25% to 1.50% | 28.39% to 30.03% |
| Fidelity® VIP Growth Portfolio - Initial Class | | | | | | |
| 2007 | 15,005 | $13.28 to $33.50 | $329,714 | 0.83% | 0.00% to 1.85% | 24.81% to 26.93% |
| 2006 | 16,905 | $10.60 to $26.69 | $295,822 | 0.40% | 0.00% to 1.65% | 5.20% to 6.89% |
| 2005 | 19,931 | $9.98 to $25.27 | $329,184 | 0.51% | 0.00% to 1.80% | 3.98% to 5.79% |
| 2004 | 24,025 | $9.50 to $24.16 | $377,338 | 0.26% | 0.00% to 1.65% | 1.80% to 3.11% |
| 2003 | 24,544 | $9.27 to $23.64 | $380,196 | 0.24% | 0.25% to 1.50% | 30.83% to 32.47% |
| Fidelity® VIP High Income Portfolio - Initial Class | | | | | | |
| 2007 | 735 | $10.20 to $11.25 | $7,556 | 8.27% | 1.00% to 1.50% | 1.26% to 1.78% |
| 2006 | 767 | $10.04 to $11.11 | $7,752 | 8.35% | 1.00% to 1.50% | 9.57% to 10.12% |
| 2005 | 647 | $9.12 to $9.19 | $6,022 | 14.48% | 1.00% to 1.10% | 1.56% to 1.77% |
| 2004 | 568 | $8.98 to $9.03 | $5,210 | 9.10% | 1.00% to 1.50% | 8.40% to 8.45% |
| 2003 | 866 | $8.28 to $8.33 | $7,292 | 5.36% | 1.00% to 1.50% | 25.84% to 26.02% |
| Fidelity® VIP Overseas Portfolio - Initial Class | | | | | | |
| 2007 | 2,877 | $13.33 to $25.80 | $60,698 | 3.37% | 0.00% to 1.50% | 15.56% to 17.27% |
| 2006 | 2,821 | $11.47 to $22.00 | $51,710 | 0.89% | 0.00% to 1.50% | 16.32% to 18.09% |
| 2005 | 2,828 | $9.82 to $18.63 | $44,759 | 0.65% | 0.00% to 1.50% | 5.21% to 19.04% |
| 2004 | 3,036 | $8.33 to $15.65 | $41,057 | 1.10% | 0.00% to 1.50% | 11.91% to 27.00% |
| 2003 | 2,508 | $7.40 to $13.88 | $30,341 | 0.50% | 0.25% to 1.50% | 41.20% to 43.00% |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | | | | | | |
| 2007 | 40,117 | $14.19 to $42.45 | $1,311,557 | 0.95% | 0.00% to 2.15% | -6.90% to 17.56% |
| 2006 | 40,979 | $12.07 to $36.46 | $1,176,582 | 1.31% | 0.00% to 1.95% | 9.57% to 11.73% |
| 2005 | 37,845 | $12.96 to $32.97 | $1,008,057 | 0.26% | 0.00% to 1.95% | 14.84% to 16.95% |
| 2004 | 32,399 | $11.31 to $28.47 | $743,262 | 0.31% | 0.00% to 1.85% | 13.73% to 15.24% |
| 2003 | 27,815 | $10.35 to $24.91 | $564,372 | 0.40% | 0.25% to 1.50% | 26.56% to 28.10% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Index 500 Portfolio - Initial Class | | | | | | |
| 2007 | 4,341 | $28.94 to $29.21 | $126,698 | 3.67% | 1.00% to 1.10% | 4.29% to 4.40% |
| 2006 | 4,609 | $27.75 to $27.98 | $128,845 | 1.65% | 1.00% to 1.10% | 14.43% to 14.58% |
| 2005 | 4,779 | $24.25 to $24.42 | $116,615 | 1.72% | 1.00% to 1.10% | 3.72% to 3.78% |
| 2004 | 4,966 | $23.38 to $23.53 | $116,763 | 1.24% | 1.00% to 1.10% | 9.41% to 9.49% |
| 2003 | 4,705 | $21.37 to $21.49 | $101,046 | 1.34% | 1.00% to 1.10% | 26.98% to 27.16% |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | | | | | | |
| 2007 | 706 | $14.13 | $9,972 | 0.92% | 0.00% | 15.63% |
| 2006 | 446 | $12.22 | $5,451 | (d) | 0.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class | | | | | | |
| 2007 | 889 | $22.60 to $22.81 | $20,260 | 6.08% | 1.00% to 1.10% | 14.20% to 14.34% |
| 2006 | 921 | $19.79 to $19.95 | $18,360 | 2.71% | 1.00% to 1.10% | 6.17% to 6.29% |
| 2005 | 994 | $18.64 to $18.77 | $18,646 | 2.68% | 1.00% to 1.10% | 2.93% to 2.96% |
| 2004 | 1,116 | $18.11 to $18.23 | $20,327 | 2.80% | 1.00% to 1.10% | 4.32% to 4.47% |
| 2003 | 1,246 | $17.36 to $17.45 | $21,727 | 3.47% | 1.00% to 1.10% | 16.67% to 16.80% |
| Mutual Discovery Fund - Class R | | | | | | |
| 2007 | 138 | $17.17 to $18.00 | $2,445 | 2.27% | 0.35% to 1.55% | 9.02% to 10.43% |
| 2006 | 89 | $15.75 to $16.30 | $1,438 | 2.06% | 0.35% to 1.55% | 20.97% to 22.16% |
| 2005 | 51 | $13.02 to $13.27 | $667 | 1.41% | 0.55% to 1.55% | 13.95% |
| 2004 | 16 | $11.54 to $11.60 | $186 | (b) | 0.45% to 1.05% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Franklin Small-Mid Cap Growth Fund - Class A | | | | | | |
| 2007 | 55 | $13.64 to $14.24 | $767 | - | 0.65% to 1.75% | 9.73% to 10.99% |
| 2006 | 44 | $12.43 to $12.83 | $556 | - | 0.65% to 1.75% | 5.76% to 6.60% |
| 2005 | 27 | $11.80 to $11.98 | $318 | - | 0.80% to 1.60% | 8.86% |
| 2004 | 6 | $10.84 to $10.91 | $70 | (b) | 0.90% to 1.60% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Franklin Small Cap Value Securities Fund - Class 2 | | | | | | |
| 2007 | 5,150 | $12.76 to $19.69 | $91,636 | 0.69% | 0.00% to 1.95% | -4.10% to -2.71% |
| 2006 | 4,814 | $13.16 to $20.37 | $88,521 | 0.64% | 0.15% to 1.75% | 15.05% to 16.53% |
| 2005 | 4,489 | $12.96 to $17.59 | $72,308 | 0.78% | 0.35% to 1.65% | 7.02% to 8.16% |
| 2004 | 3,359 | $12.11 to $16.33 | $50,132 | 0.13% | 0.00% to 1.65% | 21.91% to 23.12% |
| 2003 | 1,312 | $10.35 to $13.33 | $15,883 | 0.19% | 0.55% to 1.50% | 30.14% to 31.36% |
| ING Financial Services Fund - Class A | | | | | | |
| 2007 | 12 | $11.17 to $11.78 | $136 | 1.82% | 0.40% to 1.75% | -14.51% to -13.79% |
| 2006 | 6 | $13.23 to $13.56 | $84 | 1.20% | 0.60% to 1.45% | 16.42% |
| 2005 | 4 | $11.63 to $11.66 | $51 | - | 0.50% to 0.65% | 7.27% |
| 2004 | 1 | $10.87 | $9 | (b) | 0.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Real Estate Fund - Class A | | | | | | |
| 2007 | 121 | $15.25 to $16.33 | $1,923 | 2.75% | 0.00% to 1.75% | -17.75% to -16.74% |
| 2006 | 124 | $18.70 to $19.45 | $2,373 | 2.49% | 0.20% to 1.55% | 34.10% to 35.71% |
| 2005 | 67 | $13.99 to $14.31 | $954 | 4.05% | 0.25% to 1.45% | 10.59% to 11.47% |
| 2004 | 22 | $12.65 to $12.76 | $282 | (b) | 0.45% to 1.45% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GNMA Income Fund - Class A | | | | | | |
| 2007 | 126 | $10.89 to $11.57 | $1,405 | 3.87% | 0.00% to 1.55% | 4.11% to 5.37% |
| 2006 | 91 | $10.44 to $10.87 | $973 | 5.45% | 0.20% to 1.55% | 2.75% to 3.93% |
| 2005 | 69 | $10.11 to $10.44 | $712 | 4.48% | 0.25% to 1.55% | 0.99% to 2.25% |
| 2004 | 40 | $10.10 to $10.20 | $404 | (b) | 0.30% to 1.45% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Intermediate Bond Fund - Class A | | | | | | |
| 2007 | 269 | $10.97 to $11.65 | $3,064 | 4.22% | 0.00% to 1.55% | 4.18% to 5.34% |
| 2006 | 151 | $10.53 to $10.95 | $1,633 | 4.65% | 0.20% to 1.55% | 2.13% to 3.33% |
| 2005 | 79 | $10.31 to $10.52 | $829 | 3.96% | 0.45% to 1.55% | 1.66% to 2.24% |
| 2004 | 52 | $10.20 to $10.29 | $535 | (b) | 0.40% to 1.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING AllianceBernstein Mid Cap Growth Portfolio -<br>Service Class | | | | | | |
| 2007 | 282 | $13.63 to $14.19 | $3,891 | - | 0.00% to 1.50% | 9.21% to 10.32% |
| 2006 | 262 | $12.48 to $12.69 | $3,286 | - | 0.50% to 1.50% | 0.24% to 1.20% |
| 2005 | 88 | $12.45 to $12.54 | $1,096 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING BlackRock Large Cap Growth Portfolio -<br>Institutional Class | | | | | | |
| 2007 | 11,126 | $9.76 to $10.53 | $115,938 | (e) | 0.00% to 1.50% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING BlackRock Large Cap Growth Portfolio - Service<br>Class | | | | | | |
| 2007 | 4 | $12.08 to $12.17 | $43 | - | 0.00% to 0.50% | 6.75% |
| 2006 | 0 | $11.40 | $- | (d) | 0.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING BlackRock Large Cap Growth Portfolio - Service 2<br>Class | | | | | | |
| 2007 | 14 | $10.45 | $147 | (e) | 0.35% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Evergreen Health Sciences Portfolio - Service Class | | | | | | |
| 2007 | 460 | $13.42 to $13.97 | $6,256 | 0.13% | 0.00% to 1.50% | 6.93% to 8.55% |
| 2006 | 351 | $12.55 to $12.87 | $4,440 | - | 0.00% to 1.50% | 12.15% to 13.32% |
| 2005 | 129 | $11.19 to $11.29 | $1,446 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Evergreen Omega Portfolio - Service Class | | | | | | |
| 2007 | - | $12.97 | - | (e) | - | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | | | | | | |
| 2007 | 1,307 | $9.76 to $15.28 | $19,443 | 0.12% | 0.00% to 1.85% | 12.77% to 14.09% |
| 2006 | 1,115 | $13.00 to $13.31 | $14,604 | - | 0.35% to 1.55% | 10.25% to 11.36% |
| 2005 | 390 | $11.80 to $11.88 | $4,611 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING FMR[SM] Large Cap Growth Portfolio - Institutional Class | | | | | | |
| 2007 | 14 | $10.08 to $10.28 | $142 | - | 0.40% to 1.45% | 2.53% to 3.33% |
| 2006 | 16 | $9.85 to $9.93 | $162 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING FMR[SM] Large Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | - | $10.05 | - | (e) | 1.45% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Global Resources Portfolio - Institutional Class | | | | | | |
| 2007 | 3 | $13.92 | $44 | (e) | 0.20% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |

378

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Global Resources Portfolio - Service Class | | | | | | |
| 2007 | 8,097 | $13.42 to $13.65 | $109,431 | (e) | 0.00% to 1.50% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Janus Contrarian Portfolio - Service Class | | | | | | |
| 2007 | 403 | $11.44 to $11.49 | $4,611 | (e) | 0.00% to 0.50% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | | | | | | |
| 2007 | 18 | $20.17 | $368 | 0.94% | 0.35% | 37.49% |
| 2006 | 4 | $14.67 | $57 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | | | | | |
| 2007 | 2,077 | $21.10 | $43,831 | 1.12% | 1.00% | 37.46% |
| 2006 | 1,901 | $15.35 | $29,171 | 0.67% | 1.00% | 34.77% |
| 2005 | 1,396 | $11.39 | $15,902 | (c) | 1.00% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | | | | | |
| 2007 | 1,642 | $15.61 to $25.32 | $40,173 | 0.95% | 0.10% to 1.50% | 36.42% to 37.80% |
| 2006 | 1,200 | $11.43 to $18.30 | $21,610 | 0.43% | 0.40% to 1.50% | 33.78% to 35.12% |
| 2005 | 512 | $13.38 to $13.50 | $6,873 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING JPMorgan Small Cap Core Equity Portfolio -<br>Service Class | | | | | | |
| 2007 | 194 | $12.55 to $13.06 | $2,468 | 0.15% | 0.00% to 1.50% | -3.16% to -2.13% |
| 2006 | 126 | $12.96 to $13.25 | $1,643 | - | 0.40% to 1.50% | 15.07% to 16.04% |
| 2005 | 25 | $11.28 to $11.38 | $282 | (c) | 0.50% to 1.40% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING JPMorgan Value Opportunities Portfolio -<br>Institutional Class | | | | | | |
| 2007 | 6 | $11.05 to $11.07 | $72 | 4.08% | 1.15% to 1.25% | -2.13% to -2.04% |
| 2006 | 2 | $11.29 to $11.30 | $26 | (d) | 1.15% to 1.25% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan Value Opportunities Portfolio - Service<br>Class | | | | | | |
| 2007 | 166 | $10.95 to $11.23 | $1,839 | 1.80% | 0.00% to 1.50% | -2.58% to -1.68% |
| 2006 | 73 | $11.24 to $11.32 | $824 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Julius Baer Foreign Portfolio - Service Class | | | | | | |
| 2007 | 3,036 | $17.69 to $20.46 | $59,851 | 0.08% | 0.00% to 1.50% | 14.70% to 16.46% |
| 2006 | 1,766 | $15.30 to $17.79 | $30,166 | (d) | 0.00% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Legg Mason Value Portfolio - Service Class | | | | | | |
| 2007 | 390 | $11.03 to $11.59 | $4,394 | - | 0.00% to 1.85% | -7.49% to -6.28% |
| 2006 | 282 | $12.02 to $12.30 | $3,415 | - | 0.30% to 1.55% | 4.97% to 5.98% |
| 2005 | 148 | $11.46 to $11.57 | $1,700 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Lord Abbett Affiliated Portfolio - Institutional Class | | | | | | |
| 2007 | 11,800 | $10.99 to $11.33 | $131,763 | 0.05% | 0.20% to 1.95% | 2.79% to 3.78% |
| 2006 | 99 | $10.77 to $10.85 | $1,068 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Lord Abbett Affiliated Portfolio - Service Class | | | | | | |
| 2007 | 46 | $11.08 to $11.17 | $516 | (e) | 0.85% to 1.35% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Marsico Growth Portfolio - Service Class | | | | | | |
| 2007 | 325 | $11.39 to $13.76 | $4,327 | - | 0.00% to 1.50% | 12.43% to 14.19% |
| 2006 | 233 | $10.11 to $12.05 | $2,747 | - | 0.00% to 1.50% | 3.34% to 4.46% |
| 2005 | 102 | $11.37 to $11.47 | $1,159 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Marsico International Opportunities Portfolio -<br>Adviser Class | | | | | | |
| 2007 | 6 | $11.33 | $64 | (e) | 0.35% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Marsico International Opportunities Portfolio -<br>Service Class | | | | | | |
| 2007 | 688 | $18.01 to $18.74 | $12,551 | 0.95% | 0.00% to 1.50% | 18.80% to 19.97% |
| 2006 | 478 | $15.16 to $15.50 | $7,306 | 0.03% | 0.40% to 1.50% | 22.16% to 23.16% |
| 2005 | 108 | $12.41 to $12.48 | $1,348 | (c) | 0.70% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING MFS Total Return Portfolio - Adviser Class** | | | | | | |
| 2007 | 49 | $11.66 | $567 | 1.31% | 0.35% | 3.19% |
| 2006 | 4 | $11.30 | $45 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING MFS Total Return Portfolio - Institutional Class** | | | | | | |
| 2007 | 7,291 | $11.13 | $81,146 | 0.11% | 1.00% | 3.25% |
| 2006 | 25 | $10.78 | $269 | (d) | 1.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING MFS Total Return Portfolio - Service Class** | | | | | | |
| 2007 | 2,252 | $12.08 to $15.88 | $33,604 | 2.95% | 0.10% to 1.55% | 2.44% to 3.61% |
| 2006 | 2,514 | $11.69 to $15.23 | $36,559 | 2.23% | 0.30% to 1.65% | 10.26% to 11.49% |
| 2005 | 3,132 | $10.95 to $13.66 | $41,280 | 2.59% | 0.40% to 1.50% | 1.38% to 2.33% |
| 2004 | 2,236 | $10.84 to $13.30 | $29,119 | 2.74% | 0.55% to 1.50% | 9.45% to 10.56% |
| 2003 | 701 | $11.28 to $12.03 | $8,289 | (a) | 0.55% to 1.50% | (a) |
| **ING MFS Utilities Portfolio - Service Class** | | | | | | |
| 2007 | 2,012 | $18.42 to $19.17 | $37,523 | 1.01% | 0.00% to 1.50% | 25.48% to 26.89% |
| 2006 | 881 | $14.68 to $15.01 | $13,022 | 0.04% | 0.40% to 1.50% | 28.88% to 30.08% |
| 2005 | 104 | $11.39 to $11.47 | $1,191 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | | | | |
| 2007 | 159 | $11.01 to $13.27 | $2,004 | 0.78% | 0.00% to 1.65% | 2.74% to 3.72% |
| 2006 | 66 | $10.73 to $12.62 | $825 | 0.82% | 0.50% to 1.50% | 13.23% to 14.16% |
| 2005 | 19 | $10.96 to $11.02 | $214 | (c) | 0.70% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING PIMCO High Yield Portfolio - Institutional Class | | | | | | |
| 2007 | 74 | $10.80 | $800 | 6.11% | 1.00% | 2.08% |
| 2006 | 23 | $10.58 | $247 | (d) | 1.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING PIMCO High Yield Portfolio - Service Class | | | | | | |
| 2007 | 497 | $10.71 to $11.85 | $5,722 | 7.27% | 0.00% to 1.50% | 1.34% to 2.86% |
| 2006 | 448 | $10.56 to $11.52 | $5,070 | 6.48% | 0.00% to 1.50% | 7.36% to 8.35% |
| 2005 | 135 | $10.46 to $10.56 | $1,418 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Pioneer Equity Income Portfolio - Institutional Class | | | | | | |
| 2007 | 17,096 | $9.05 to $9.31 | $156,482 | (e) | 0.20% to 1.95% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Pioneer Fund Portfolio - Institutional Class | | | | | | |
| 2007 | 1,454 | $11.18 to $12.51 | $16,489 | 0.44% | 0.00% to 1.70% | 3.71% to 5.42% |
| 2006 | 232 | $10.78 to $11.98 | $2,509 | (d) | 0.00% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Pioneer Fund Portfolio - Service Class | | | | | | |
| 2007 | 10 | $11.20 to $11.24 | $111 | - | 1.00% to 1.30% | 4.07% |
| 2006 | 2 | $10.80 | $25 | (d) | 1.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | | | | | | |
| 2007 | 8,727 | $11.02 to $11.30 | $96,991 | 0.08% | 0.00% to 1.80% | 4.16% to 5.26% |
| 2006 | 74 | $10.54 to $10.65 | $783 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Pioneer Mid Cap Value Portfolio - Service Class | | | | | | |
| 2007 | 1 | $11.02 to $11.20 | $16 | (h) | 0.35% to 1.35% | (h) |
| 2006 | 1 | $10.61 | $6 | (d) | 0.80% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Stock Index Portfolio - Institutional Class | | | | | | |
| 2007 | 256 | $13.55 to $14.03 | $3,588 | 1.50% | 0.05% to 1.25% | 4.04% to 4.51% |
| 2006 | 273 | $13.00 to $13.30 | $3,625 | 3.36% | 0.15% to 1.25% | 14.55% to 14.55% |
| 2005 | 2,166 | $11.41 to $11.56 | $25,037 | (c) | 0.00% to 0.80% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING T. Rowe Price Capital Appreciation Portfolio -<br>Service Class | | | | | | |
| 2007 | 13,148 | $12.66 to $13.20 | $168,990 | 1.82% | 0.00% to 1.55% | 2.76% to 4.05% |
| 2006 | 7,004 | $12.32 to $12.60 | $86,924 | 1.22% | 0.30% to 1.55% | 13.00% to 14.01% |
| 2005 | 1,752 | $10.91 to $11.01 | $19,163 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | | | | | | |
| 2007 | 93 | $12.38 | $1,151 | 1.02% | 0.35% | 2.40% |
| 2006 | 18 | $12.09 | $215 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Equity Income Portfolio - Service Class | | | | | | |
| 2007 | 5,633 | $13.02 to $19.12 | $101,704 | 1.42% | 0.00% to 1.65% | 1.35% to 2.78% |
| 2006 | 4,956 | $12.72 to $18.46 | $87,796 | 1.34% | 0.15% to 1.65% | 17.21% to 18.68% |
| 2005 | 3,660 | $11.39 to $15.47 | $54,938 | 1.28% | 0.30% to 1.55% | 2.34% to 3.36% |
| 2004 | 2,052 | $11.13 to $14.87 | $30,123 | 1.48% | 0.50% to 1.55% | 13.15% to 14.30% |
| 2003 | 166 | $12.20 to $13.01 | $2,143 | (a) | 0.55% to 1.50% | (a) |
| ING Templeton Global Growth Portfolio - Institutional Class | | | | | | |
| 2007 | 71 | $16.62 to $16.94 | $1,186 | - | 0.75% to 1.90% | 1.70% |
| 2006 | 0 | $16.50 | $0 | (d) | 1.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Templeton Global Growth Portfolio - Service Class | | | | | | |
| 2007 | 253 | $11.14 to $11.39 | $2,833 | 1.27% | 0.30% to 1.50% | 0.91% to 1.98% |
| 2006 | 128 | $11.04 to $11.11 | $1,421 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Capital Growth Portfolio - Service Class | | | | | | |
| 2007 | 6 | $13.67 to $13.76 | $87 | - | 0.00% to 0.50% | 20.76% |
| 2006 | 1 | $11.32 | $14 | (d) | 0.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Growth and Income Portfolio - Service Class | | | | | | |
| 2007 | 1,338 | $12.73 to $13.25 | $17,288 | 1.68% | 0.00% to 1.50% | 1.03% to 2.11% |
| 2006 | 1,237 | $12.60 to $12.88 | $15,704 | 1.19% | 0.40% to 1.50% | 14.34% to 15.41% |
| 2005 | 759 | $11.02 to $11.12 | $8,388 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Real Estate Portfolio - Institutional Class | | | | | | |
| 2007 | 94 | $9.91 to $10.08 | $942 | (h) | 0.95% to 1.95% | (h) |
| 2006 | 61 | $12.34 | $754 | (d) | 0.95% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Real Estate Portfolio - Service Class | | | | | | |
| 2007 | 2,072 | $9.95 to $10.20 | $20,838 | 1.31% | 0.00% to 1.50% | -18.97% to -18.11% |
| 2006 | 1,372 | $12.28 to $12.39 | $16,905 | (d) | 0.35% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Index Plus International Equity Portfolio - Institutional Class | | | | | | |
| 2007 | 2,140 | $9.41 to $10.86 | $22,362 | (e) | 0.00% to 1.50% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Index Plus International Equity Portfolio - Service Class | | | | | | |
| 2007 | 612 | $10.84 to $11.88 | $7,116 | - | 0.25% to 1.50% | 6.54% to 7.60% |
| 2006 | 232 | $10.85 to $11.10 | $2,537 | (d) | 0.40% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Wells Fargo Disciplined Value Portfolio - Adviser Class | | | | | | |
| 2007 | - | $8.97 | $3 | (e) | 0.35% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Wells Fargo Disciplined Value Portfolio - Service Class | | | | | | |
| 2007 | 109 | $10.18 to $10.44 | $1,123 | 1.69% | 0.00% to 1.50% | -5.21% to -4.26% |
| 2006 | 71 | $10.74 to $10.81 | $767 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | | | | | | |
| 2007 | 102 | $9.94 to $10.16 | $1,022 | - | 0.40% to 1.50% | -5.15% to -4.17% |
| 2006 | 109 | $10.42 to $10.56 | $1,141 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING International Growth Opportunities Fund - Class Q | | | | | | |
| 2007 | 1 | $17.33 to $17.57 | $11 | - | 1.05% to 1.40% | 17.02% |
| 2006 | 0 | $14.81 to $14.88 | $7 | 1.16% | 1.25% to 1.40% | 18.47% |
| 2005 | 0 | $12.56 | $2 | (c) | 1.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING International SmallCap Fund - Class A | | | | | | |
| 2007 | 111 | $19.07 to $20.42 | $2,221 | 0.85% | 0.00% to 1.75% | 8.61% to 9.75% |
| 2006 | 46 | $17.77 to $18.40 | $837 | 0.79% | 0.25% to 1.45% | 24.53% |
| 2005 | 20 | $14.35 to $14.52 | $283 | (c) | 0.60% to 1.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING American Century Large Company Value Portfolio - Adviser Class | | | | | | |
| 2007 | 7 | $11.76 | $86 | - | 0.35% | -2.49% |
| 2006 | 1 | $12.06 | $9 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING American Century Large Company Value Portfolio - Service Class | | | | | | |
| 2007 | 287 | $12.32 to $16.77 | $4,430 | 1.28% | 0.25% to 1.50% | -3.48% to 24.57% |
| 2006 | 338 | $12.66 to $16.94 | $5,290 | 0.25% | 0.40% to 1.50% | 17.53% to 18.71% |
| 2005 | 330 | $10.74 to $14.47 | $4,395 | 0.98% | 0.50% to 1.50% | -0.22% to 0.71% |
| 2004 | 427 | $10.74 to $14.14 | $5,760 | 0.92% | 0.55% to 1.50% | 8.37% to 9.44% |
| 2003 | 321 | $9.88 to $12.92 | $4,019 | 0.69% | 0.55% to 1.50% | 29.49% to 30.54% |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | | | | | | |
| 2007 | 3 | $11.33 | $37 | - | 0.35% | -3.49% |
| 2006 | 2 | $11.74 | $22 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | | | | | | |
| 2007 | 1,876 | $12.60 to $16.20 | $28,635 | 0.41% | 0.00% to 1.50% | -4.31% to -2.91% |
| 2006 | 2,128 | $13.07 to $16.49 | $33,826 | 0.02% | 0.00% to 1.50% | 13.67% to 15.48% |
| 2005 | 2,244 | $12.37 to $14.45 | $31,597 | 0.19% | 0.00% to 1.50% | 6.27% to 7.85% |
| 2004 | 1,961 | $11.64 to $13.29 | $25,577 | 0.04% | 0.00% to 1.50% | 19.50% to 20.75% |
| 2003 | 582 | $10.77 to $10.94 | $6,307 | 0.17% | 0.55% to 1.50% | 33.46% to 34.73% |
| ING Baron Asset Portfolio - Service Class | | | | | | |
| 2007 | 294 | $10.76 to $11.08 | $3,217 | - | 0.00% to 1.75% | 7.35% to 8.38% |
| 2006 | 30 | $10.07 to $10.14 | $306 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Baron Small Cap Growth Portfolio - Adviser Class | | | | | | |
| 2007 | 21 | $12.41 | $257 | - | 0.35% | 5.44% |
| 2006 | 5 | $11.77 | $63 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Baron Small Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | 5,880 | $9.67 to $21.03 | $108,700 | - | 0.00% to 1.55% | 4.48% to 6.07% |
| 2006 | 5,135 | $12.61 to $20.02 | $91,451 | - | 0.00% to 1.55% | 13.49% to 15.25% |
| 2005 | 5,042 | $12.81 to $17.55 | $79,169 | - | 0.00% to 1.50% | 5.78% to 7.37% |
| 2004 | 3,951 | $12.10 to $16.51 | $58,317 | - | 0.00% to 1.50% | 26.05% to 27.38% |
| 2003 | 1,313 | $10.23 to $13.03 | $15,257 | - | 0.40% to 1.50% | 31.49% to 32.65% |
| ING Columbia Small Cap Value II Portfolio - Service Class | | | | | | |
| 2007 | 77 | $10.19 to $10.42 | $796 | - | 0.25% to 1.50% | 1.39% to 2.47% |
| 2006 | 4 | $10.05 to $10.11 | $39 | (d) | 0.55% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Davis New York Venture Portfolio - Service Class | | | | | | |
| 2007 | 575 | $12.23 to $22.34 | $11,313 | 0.25% | 0.25% to 1.50% | 2.63% to 3.63% |
| 2006 | 485 | $11.91 to $21.23 | $9,468 | 0.01% | 0.40% to 1.50% | 12.12% to 13.29% |
| 2005 | 418 | $10.64 to $19.00 | $7,330 | - | 0.50% to 1.50% | 2.39% to 3.31% |
| 2004 | 602 | $11.12 to $18.10 | $10,359 | - | 0.55% to 1.50% | 6.81% to 7.87% |
| 2003 | 578 | $10.39 to $16.78 | $9,414 | 1.39% | 0.55% to 1.50% | 38.62% to 39.78% |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | | | | | | |
| 2007 | 329 | $12.29 to $12.37 | $4,044 | 0.05% | 0.00% to 0.50% | 14.43% |
| 2006 | 10 | $10.74 | $110 | (d) | 0.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan International Portfolio - Adviser Class | | | | | | |
| 2007 | 14 | $13.67 | $191 | 2.84% | 0.35% | 9.19% |
| 2006 | 2 | $12.52 | $20 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING JPMorgan International Portfolio - Initial Class | | | | | | |
| 2007 | 5,478 | $11.11 to $33.66 | $142,311 | 2.12% | 0.00% to 1.50% | 8.39% to 10.11% |
| 2006 | 6,311 | $10.25 to $30.57 | $150,203 | 0.94% | 0.00% to 1.50% | 20.36% to 22.23% |
| 2005 | 7,123 | $11.98 to $25.01 | $139,805 | 0.72% | 0.00% to 1.50% | 8.35% to 10.03% |
| 2004 | 7,709 | $10.97 to $22.92 | $138,552 | 1.10% | 0.00% to 1.50% | 17.11% to 18.98% |
| 2003 | 8,116 | $9.30 to $19.47 | $126,504 | 0.98% | 0.25% to 1.50% | 27.52% to 29.04% |
| ING JPMorgan International Portfolio - Service Class | | | | | | |
| 2007 | 2 | $16.20 to $16.98 | $31 | - | 0.00% to 1.20% | 8.54% |
| 2006 | 1 | $14.98 to $15.38 | $16 | 0.19% | 0.20% to 1.10% | 20.61% to 20.61% |
| 2005 | 0 | $12.42 | $3 | (c) | 1.10% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | | | | | | |
| 2007 | 32 | $12.14 | $386 | 0.42% | 0.35% | 1.76% |
| 2006 | 8 | $11.93 | $91 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | |
| 2007 | 2,021 | $9.76 to $18.54 | $34,984 | 0.57% | 0.00% to 1.55% | 0.77% to 2.37% |
| 2006 | 1,892 | $12.72 to $18.11 | $32,578 | 0.01% | 0.00% to 1.55% | 14.78% to 16.46% |
| 2005 | 1,597 | $12.54 to $15.64 | $24,333 | 0.34% | 0.00% to 1.50% | 6.89% to 8.51% |
| 2004 | 1,022 | $11.71 to $14.33 | $14,426 | 0.22% | 0.00% to 1.50% | 18.76% to 20.12% |
| 2003 | 339 | $10.24 to $11.93 | $3,999 | 0.44% | 0.45% to 1.50% | 28.20% to 29.21% |
| ING Legg Mason Partners Aggressive Growth Portfolio -<br>  Adviser Class | | | | | | |
| 2007 | 9 | $10.90 | $96 | - | 0.35% | -2.50% |
| 2006 | 2 | $11.18 | $17 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | | | | | | |
| 2007 | 11,836 | $9.78 to $17.67 | $161,023 | - | 0.00% to 1.50% | -35.62% to -1.59% |
| 2006 | 14,531 | $10.02 to $17.96 | $203,807 | - | 0.00% to 1.50% | 8.64% to 10.32% |
| 2005 | 16,715 | $9.15 to $16.28 | $213,925 | - | 0.00% to 1.50% | 9.77% to 11.43% |
| 2004 | 19,676 | $8.28 to $14.64 | $228,353 | - | 0.00% to 1.50% | 7.99% to 26.50% |
| 2003 | 22,307 | $7.60 to $13.51 | $239,784 | - | 0.25% to 1.50% | 36.05% to 37.92% |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | | | | | | |
| 2007 | 7 | $11.87 to $12.46 | $87 | - | 0.00% to 1.25% | -3.10% to -2.39% |
| 2006 | 7 | $12.25 to $12.63 | $82 | - | 0.20% to 1.25% | 8.70% to 9.15% |
| 2005 | 3 | $11.27 to $11.37 | $36 | (f) | 0.80% to 1.25% | (f) |
| 2004 | 2 | $10.32 | $16 | (b) | 0.70% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | | | | | | |
| 2007 | 13 | $10.98 | $142 | - | 0.35% | 4.08% |
| 2006 | 3 | $10.55 | $33 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | | | | | | |
| 2007 | 298 | $11.45 to $12.06 | $3,536 | - | 0.80% to 1.25% | 3.62% to 4.04% |
| 2006 | 337 | $11.05 to $11.61 | $3,850 | - | 0.80% to 1.25% | 2.89% to 3.25% |
| 2005 | 371 | $10.74 to $11.25 | $4,113 | (c) | 0.95% to 1.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Neuberger Berman Partners Portfolio - Service Class | | | | | | |
| 2007 | 201 | $11.19 to $11.44 | $2,266 | 0.24% | 0.30% to 1.50% | 7.16% to 8.07% |
| 2006 | 22 | $10.47 to $10.53 | $232 | (d) | 0.50% to 1.30% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Neuberger Berman Regency Portfolio - Service Class | | | | | | |
| 2007 | 5 | $11.42 | $62 | - | 0.50% | 1.78% |
| 2006 | 0 | $11.22 | $1 | (d) | 0.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING OpCap Balanced Value Portfolio - Service Class | | | | | | |
| 2007 | 775 | $11.13 to $15.06 | $10,961 | 1.32% | 0.25% to 1.95% | -5.36% to 14.19% |
| 2006 | 920 | $11.82 to $15.52 | $13,497 | 0.86% | 0.50% to 1.95% | 8.24% to 9.92% |
| 2005 | 1,209 | $11.14 to $14.33 | $16,573 | 0.38% | 0.50% to 1.50% | 1.19% to 2.17% |
| 2004 | 1,519 | $11.21 to $13.80 | $20,474 | 1.09% | 0.55% to 1.50% | 8.60% to 9.70% |
| 2003 | 752 | $10.29 to $12.58 | $9,183 | 1.63% | 0.55% to 1.50% | 28.44% to 29.44% |
| ING Oppenheimer Global Portfolio - Adviser Class | | | | | | |
| 2007 | 28 | $12.95 | $365 | 0.43% | 0.35% | 5.63% |
| 2006 | 8 | $12.26 | $96 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | |
| 2007 | 57,612 | $14.09 to $15.45 | $840,722 | 1.09% | 0.00% to 1.80% | 1.35% to 11.82% |
| 2006 | 67,277 | $13.46 to $14.50 | $921,330 | 0.07% | 0.00% to 1.80% | 10.53% to 17.98% |
| 2005 | 74,501 | $11.62 to $12.29 | $881,737 | (c) | 0.00% to 1.80% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Oppenheimer Global Portfolio - Service Class | | | | | | |
| 2007 | 26 | $16.78 to $17.02 | $439 | 1.29% | 1.00% to 1.25% | 5.01% to 5.26% |
| 2006 | 11 | $15.98 to $16.17 | $180 | 0.09% | 1.00% to 1.25% | 16.13% to 16.13% |
| 2005 | 1 | $13.76 | $20 | - | 1.25% | 11.87% |
| 2004 | 182 | $12.22 to $12.52 | $2,264 | - | 0.60% to 1.50% | 13.36% to 14.26% |
| 2003 | 119 | $10.78 to $10.94 | $1,294 | - | 0.65% to 1.50% | 29.96% to 30.90% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | | | | | | |
| 2007 | 23 | $11.75 | $275 | 4.98% | 0.35% | 8.00% |
| 2006 | 12 | $10.88 | $127 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | | | | | | |
| 2007 | 10,776 | $11.42 to $12.08 | $125,688 | 4.51% | 0.00% to 1.95% | 5.82% to 10.12% |
| 2006 | 10,430 | $10.67 to $11.11 | $112,893 | 0.39% | 0.00% to 1.95% | 6.22% to 8.39% |
| 2005 | 11,390 | $9.99 to $10.25 | $116,350 | (c) | 0.00% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING PIMCO Total Return Portfolio - Adviser Class | | | | | | |
| 2007 | 48 | $11.43 | $554 | 4.13% | 0.35% | 8.75% |
| 2006 | 26 | $10.51 | $269 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING PIMCO Total Return Portfolio - Service Class | | | | | | |
| 2007 | 6,608 | $10.22 to $13.44 | $83,010 | 3.25% | 0.00% to 1.75% | 7.71% to 9.17% |
| 2006 | 5,395 | $10.50 to $12.26 | $62,923 | 1.70% | 0.20% to 1.55% | 2.47% to 3.64% |
| 2005 | 4,813 | $10.27 to $11.91 | $54,953 | 1.68% | 0.35% to 1.50% | 0.53% to 1.72% |
| 2004 | 3,872 | $10.21 to $11.64 | $43,692 | - | 0.40% to 1.50% | 2.73% to 3.93% |
| 2003 | 2,845 | $10.02 to $11.20 | $31,227 | 3.56% | 0.40% to 1.50% | 2.52% to 3.44% |
| ING Pioneer High Yield Portfolio - Initial Class | | | | | | |
| 2007 | 465 | $11.04 to $11.32 | $5,184 | 6.31% | 0.00% to 1.50% | 4.55% to 6.19% |
| 2006 | 94 | $10.56 to $10.66 | $1,000 | (d) | 0.00% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Pioneer High Yield Portfolio - Service Class | | | | | | |
| 2007 | 9 | $11.02 to $11.11 | $95 | 5.94% | 0.85% to 1.35% | 4.82% |
| 2006 | 1 | $10.56 to $10.60 | $6 | (d) | 0.70% to 1.20% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Solution 2015 Portfolio - Adviser Class | | | | | | |
| 2007 | 800 | $11.72 to $12.38 | $9,750 | 0.70% | 0.00% to 1.55% | 2.68% to 4.06% |
| 2006 | 243 | $11.27 to $11.83 | $2,850 | 0.17% | 0.20% to 1.55% | 9.47% to 10.26% |
| 2005 | 41 | $10.66 to $10.72 | $440 | (c) | 0.25% to 1.05% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution 2015 Portfolio - Service Class | | | | | | |
| 2007 | 2,485 | $11.99 to $12.48 | $30,299 | 0.55% | 0.00% to 1.50% | 3.01% to 4.61% |
| 2006 | 1,294 | $11.64 to $11.93 | $15,208 | 0.16% | 0.00% to 1.50% | 9.18% to 10.25% |
| 2005 | 185 | $10.66 to $10.76 | $1,980 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution 2025 Portfolio - Adviser Class | | | | | | |
| 2007 | 957 | $11.94 to $12.85 | $12,103 | 0.50% | 0.00% to 1.55% | 2.66% to 3.99% |
| 2006 | 360 | $12.01 to $12.29 | $4,390 | 0.22% | 0.20% to 1.55% | 11.19% to 12.15% |
| 2005 | 24 | $10.89 to $10.95 | $266 | (c) | 0.25% to 1.05% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution 2025 Portfolio - Service Class | | | | | | |
| 2007 | 3,127 | $9.87 to $12.96 | $39,563 | 0.41% | 0.00% to 1.50% | 3.06% to 4.31% |
| 2006 | 1,488 | $12.08 to $12.38 | $18,183 | 0.24% | 0.00% to 1.50% | 10.93% to 12.04% |
| 2005 | 176 | $10.89 to $10.99 | $1,918 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Solution 2035 Portfolio - Adviser Class | | | | | | |
| 2007 | 750 | $12.24 to $13.32 | $9,830 | 0.44% | 0.00% to 1.55% | 3.40% to 4.75% |
| 2006 | 307 | $11.69 to $12.64 | $3,854 | 0.11% | 0.20% to 1.55% | 12.75% to 13.68% |
| 2005 | 40 | $11.05 to $11.11 | $440 | (c) | 0.25% to 1.05% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution 2035 Portfolio - Service Class | | | | | | |
| 2007 | 2,101 | $12.88 to $13.41 | $27,544 | 0.44% | 0.00% to 1.50% | 3.70% to 4.98% |
| 2006 | 956 | $12.42 to $12.74 | $12,006 | 0.11% | 0.00% to 1.50% | 12.40% to 13.58% |
| 2005 | 106 | $11.05 to $11.15 | $1,176 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution 2045 Portfolio - Adviser Class | | | | | | |
| 2007 | 579 | $12.42 to $13.75 | $7,858 | 0.24% | 0.00% to 1.55% | 3.86% to 5.24% |
| 2006 | 174 | $12.70 to $12.99 | $2,250 | 0.03% | 0.20% to 1.55% | 13.66% to 14.56% |
| 2005 | 23 | $11.27 to $11.33 | $256 | (c) | 0.25% to 1.05% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution 2045 Portfolio - Service Class | | | | | | |
| 2007 | 1,293 | $9.89 to $13.84 | $17,462 | 0.25% | 0.00% to 1.50% | 4.15% to 5.38% |
| 2006 | 589 | $12.76 to $13.08 | $7,586 | 0.03% | 0.00% to 1.50% | 13.32% to 14.47% |
| 2005 | 52 | $11.26 to $11.36 | $586 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution Income Portfolio - Adviser Class | | | | | | |
| 2007 | 646 | $11.22 to $11.65 | $7,427 | 0.90% | 0.00% to 1.40% | 3.41% to 4.70% |
| 2006 | 150 | $10.85 to $11.07 | $1,657 | 0.10% | 0.20% to 1.40% | 6.12% to 6.50% |
| 2005 | 4 | $10.29 to $10.31 | $40 | (c) | 0.70% to 1.00% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Solution Income Portfolio - Service Class | | | | | | |
| 2007 | 644 | $11.28 to $11.74 | $7,385 | 0.65% | 0.00% to 1.50% | 3.68% to 4.87% |
| 2006 | 250 | $10.88 to $11.13 | $2,746 | 0.16% | 0.15% to 1.50% | 5.73% to 6.76% |
| 2005 | 33 | $10.29 to $10.36 | $341 | (c) | 0.50% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING T. Rowe Price Diversified Mid Cap Growth<br>Portfolio - Adviser Class | | | | | | |
| 2007 | 29 | $12.70 | $365 | - | 0.35% | 12.29% |
| 2006 | 3 | $11.31 | $39 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING T. Rowe Price Diversified Mid Cap Growth<br>Portfolio - Initial Class | | | | | | |
| 2007 | 28,669 | $11.84 to $14.41 | $389,300 | 0.19% | 0.00% to 1.50% | 6.13% to 16.20% |
| 2006 | 33,002 | $10.59 to $12.72 | $397,287 | - | 0.00% to 1.50% | 3.11% to 9.05% |
| 2005 | 38,267 | $11.07 to $11.60 | $429,422 | (c) | 0.00% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING T. Rowe Price Diversified Mid Cap Growth<br>Portfolio - Service Class | | | | | | |
| 2007 | 39 | $9.93 to $13.94 | $514 | - | 0.00% to 1.25% | 11.57% to 12.61% |
| 2006 | 35 | $8.90 to $12.27 | $425 | - | 0.20% to 1.25% | 7.62% to 8.39% |
| 2005 | 22 | $8.27 to $11.20 | $230 | - | 0.55% to 1.25% | 7.59% to 7.88% |
| 2004 | 1,207 | $7.62 to $11.27 | $9,594 | - | 0.45% to 1.50% | 6.87% to 8.09% |
| 2003 | 1,287 | $7.13 to $10.49 | $9,420 | - | 0.45% to 1.50% | 42.51% to 43.68% |
| ING T. Rowe Price Growth Equity Portfolio - Adviser<br>Class | | | | | | |
| 2007 | 92 | $12.57 | $1,155 | - | 0.35% | 9.02% |
| 2006 | 12 | $11.53 | $143 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | | | | | | |
| 2007 | 11,199 | $10.39 to $30.54 | $275,025 | 0.48% | 0.00% to 1.50% | -10.73% to 9.89% |
| 2006 | 12,312 | $9.60 to $28.07 | $281,531 | 0.24% | 0.00% to 1.50% | 11.63% to 13.33% |
| 2005 | 13,745 | $11.71 to $25.03 | $282,041 | 0.48% | 0.00% to 1.50% | 4.59% to 6.15% |
| 2004 | 14,985 | $11.28 to $23.81 | $291,385 | 0.16% | 0.00% to 1.50% | 8.36% to 10.00% |
| 2003 | 13,740 | $10.37 to $21.86 | $246,603 | 0.15% | 0.00% to 1.50% | 28.96% to 30.55% |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | | | | | | |
| 2007 | 88 | $13.31 to $15.48 | $1,234 | 0.19% | 0.00% to 1.55% | 7.95% to 9.11% |
| 2006 | 67 | $12.33 to $14.27 | $867 | - | 0.20% to 1.55% | 11.59% to 12.56% |
| 2005 | 39 | $11.13 to $12.75 | $446 | 0.60% | 0.45% to 1.30% | 4.60% to 5.23% |
| 2004 | 20 | $10.64 to $12.16 | $219 | (b) | 0.40% to 1.30% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Templeton Foreign Equity Portfolio - Service Class | | | | | | |
| 2007 | 425 | $12.66 to $12.99 | $5,433 | 1.43% | 0.00% to 1.50% | 13.44% to 14.69% |
| 2006 | 27 | $11.16 to $11.23 | $302 | (d) | 0.50% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Thornburg Value Portfolio - Adviser Class | | | | | | |
| 2007 | 41 | $12.60 | $521 | - | 0.35% | 6.33% |
| 2006 | 5 | $11.85 | $54 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Thornburg Value Portfolio - Initial Class | | | | | | |
| 2007 | 4,540 | $7.56 to $36.21 | $113,433 | 0.45% | 0.00% to 1.50% | 5.60% to 7.23% |
| 2006 | 5,003 | $7.15 to $34.10 | $117,356 | 0.47% | 0.00% to 1.50% | 15.11% to 16.85% |
| 2005 | 5,863 | $9.90 to $29.48 | $118,725 | 0.78% | 0.00% to 1.50% | 0.00% to 1.56% |
| 2004 | 7,187 | $9.80 to $29.32 | $143,585 | 0.44% | 0.00% to 1.50% | 11.16% to 12.65% |
| 2003 | 8,274 | $8.73 to $26.23 | $151,497 | 0.19% | 0.25% to 1.50% | 26.12% to 27.71% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | | | | | | |
| 2007 | 1 | $11.30 | $13 | (e) | 0.35% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | | | | | | |
| 2007 | 7,798 | $11.71 to $20.79 | $126,472 | 0.72% | 0.00% to 1.95% | -37.09% to 1.17% |
| 2006 | 8,239 | $11.75 to $20.55 | $135,280 | 0.80% | 0.00% to 1.95% | 12.23% to 14.55% |
| 2005 | 9,161 | $10.42 to $17.94 | $134,490 | 0.87% | 0.00% to 1.50% | 7.49% to 9.39% |
| 2004 | 10,068 | $9.67 to $16.40 | $135,468 | 0.78% | 0.00% to 1.50% | 13.00% to 15.41% |
| 2003 | 10,747 | $8.55 to $14.33 | $128,075 | 0.58% | 0.25% to 1.50% | 23.02% to 24.66% |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | | | | | | |
| 2007 | 1 | $11.04 | $6 | - | 1.00% | -0.09% |
| 2006 | - | $11.05 | $3 | (d) | 1.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | 59 | $10.00 to $10.22 | $592 | - | 0.30% to 1.50% | 3.51% to 4.30% |
| 2006 | 2 | $9.70 to $9.76 | $24 | (d) | 0.40% to 1.25% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Comstock Portfolio - Adviser Class | | | | | | |
| 2007 | 33 | $11.63 | $382 | 1.50% | 0.35% | -2.92% |
| 2006 | 13 | $11.98 | $151 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Comstock Portfolio - Service Class | | | | | | |
| 2007 | 5,857 | $12.01 to $16.39 | $83,912 | 1.24% | 0.25% to 1.95% | -3.74% to -2.54% |
| 2006 | 6,763 | $12.38 to $16.94 | $100,241 | 0.74% | 0.30% to 1.95% | 13.56% to 15.52% |
| 2005 | 7,429 | $11.46 to $14.77 | $98,136 | 0.60% | 0.00% to 1.50% | 1.97% to 3.10% |
| 2004 | 5,605 | $11.21 to $14.42 | $71,730 | - | 0.40% to 1.95% | 15.01% to 16.27% |
| 2003 | 2,951 | $10.46 to $12.47 | $32,018 | 0.89% | 0.40% to 1.50% | 27.74% to 28.90% |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | | | | | | |
| 2007 | 17 | $11.69 | $203 | 2.68% | 0.35% | 2.72% |
| 2006 | 2 | $11.38 | $21 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Equity and Income Portfolio - Initial Class | | | | | | |
| 2007 | 26,353 | $11.95 to $13.08 | $325,269 | 2.45% | 0.00% to 1.95% | -1.13% to 8.09% |
| 2006 | 31,545 | $11.77 to $12.63 | $378,557 | 1.93% | 0.00% to 1.95% | 6.18% to 12.67% |
| 2005 | 31,676 | $10.66 to $11.21 | $344,729 | (c) | 0.00% to 1.50% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Van Kampen Equity and Income Portfolio - Service Class | | | | | | |
| 2007 | 5 | $12.58 to $40.54 | $188 | 2.88% | 0.60% to 1.25% | 2.02% to 2.66% |
| 2006 | 3 | $12.33 to $39.49 | $90 | 2.00% | 0.60% to 1.25% | 10.98% to 11.31% |
| 2005 | - | $11.11 to $34.76 | $13 | - | 1.00% to 1.25% | 6.42% to 6.69% |
| 2004 | 105 | $10.44 to $33.04 | $2,372 | 0.37% | 0.55% to 1.50% | 8.97% to 9.99% |
| 2003 | 50 | $9.55 to $30.04 | $911 | 0.14% | 0.55% to 1.50% | 25.13% to 26.26% |
| ING VP Strategic Allocation Conservative Portfolio - Class I | | | | | | |
| 2007 | 2,130 | $11.88 to $21.16 | $37,661 | 3.11% | 0.00% to 1.95% | 4.12% to 5.81% |
| 2006 | 2,335 | $11.41 to $20.00 | $39,520 | 2.61% | 0.00% to 1.95% | 6.22% to 8.40% |
| 2005 | 4,513 | $10.97 to $18.82 | $73,683 | 1.50% | 0.00% to 1.70% | 3.09% to 4.67% |
| 2004 | 4,481 | $10.67 to $18.08 | $70,666 | 1.25% | 0.00% to 1.55% | 8.56% to 9.97% |
| 2003 | 4,016 | $10.24 to $16.55 | $58,446 | 1.48% | 0.25% to 1.50% | 17.67% to 19.12% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | | | | |
| 2007 | 4,414 | $11.45 to $23.47 | $84,589 | 1.70% | 0.00% to 1.95% | -11.33% to 5.05% |
| 2006 | 4,732 | $11.07 to $22.35 | $88,592 | 1.35% | 0.00% to 1.95% | 11.01% to 13.22% |
| 2005 | 4,786 | $11.29 to $19.77 | $81,185 | 1.18% | 0.00% to 1.70% | 2.45% to 6.19% |
| 2004 | 5,143 | $10.83 to $18.78 | $81,653 | 1.05% | 0.00% to 1.55% | 10.31% to 14.79% |
| 2003 | 4,838 | $9.86 to $16.92 | $69,833 | 0.88% | 0.25% to 1.50% | 22.46% to 23.96% |
| **ING VP Strategic Allocation Moderate Portfolio - Class I** | | | | | | |
| 2007 | 4,075 | $11.78 to $22.07 | $73,150 | 2.16% | 0.00% to 1.60% | 3.82% to 5.49% |
| 2006 | 4,726 | $11.34 to $20.93 | $82,807 | 1.80% | 0.00% to 1.60% | 9.37% to 11.21% |
| 2005 | 2,405 | $10.68 to $18.45 | $39,166 | 2.10% | 0.00% to 1.70% | 2.19% to 3.83% |
| 2004 | 2,282 | $10.48 to $17.77 | $36,460 | 1.81% | 0.00% to 1.55% | 6.38% to 7.76% |
| 2003 | 2,238 | $10.18 to $16.50 | $33,837 | 2.30% | 0.25% to 1.50% | 11.92% to 13.28% |
| **ING VP Growth and Income Portfolio - Class A** | | | | | | |
| 2007 | 15 | $10.79 | $158 | (e) | 0.35% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Growth and Income Portfolio - Class I** | | | | | | |
| 2007 | 70,409 | $10.98 to $346.30 | $1,758,568 | 1.34% | 0.00% to 1.95% | -29.85% to 7.42% |
| 2006 | 80,060 | $10.30 to $325.50 | $1,940,188 | 1.15% | 0.00% to 1.95% | 12.51% to 14.17% |
| 2005 | 91,075 | $9.09 to $287.09 | $1,975,255 | 1.00% | 0.00% to 1.50% | 6.51% to 8.13% |
| 2004 | 108,588 | $8.47 to $267.99 | $2,182,323 | 2.32% | 0.00% to 1.50% | 6.78% to 21.16% |
| 2003 | 121,775 | $7.87 to $249.58 | $2,310,967 | - | 0.25% to 1.50% | 24.14% to 25.78% |
| **ING VP Growth and Income Portfolio - Class S** | | | | | | |
| 2007 | 9 | $10.78 to $10.80 | $101 | (e) | 0.30% to 0.75% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 1 | | | | | | |
| 2007 | 80 | $11.52 | $917 | 2.62% | 1.25% | 2.77% |
| 2006 | 89 | $11.21 | $995 | 2.42% | 1.25% | 6.36% |
| 2005 | 136 | $10.54 | $1,438 | 2.18% | 1.25% | 0.29% |
| 2004 | 212 | $10.51 | $2,224 | 0.70% | 1.25% | 2.24% |
| 2003 | 231 | $10.28 | $2,378 | (a) | 1.25% | (a) |
| ING GET U.S. Core Portfolio - Series 2 | | | | | | |
| 2007 | 511 | $11.03 to $11.24 | $5,698 | 2.92% | 1.00% to 1.50% | 2.99% to 3.50% |
| 2006 | 704 | $10.71 to $10.86 | $7,605 | 2.96% | 1.00% to 1.50% | 5.00% to 5.54% |
| 2005 | 1,090 | $10.15 to $10.29 | $11,168 | 2.66% | 1.00% to 1.65% | -0.78% to -0.10% |
| 2004 | 1,821 | $10.23 to $10.31 | $18,726 | 0.11% | 1.00% to 1.65% | 1.99% to 2.59% |
| 2003 | 2,055 | $10.03 to $10.05 | $20,639 | (a) | 1.05% to 1.65% | (a) |
| ING GET U.S. Core Portfolio - Series 3 | | | | | | |
| 2007 | 2,154 | $10.63 to $10.94 | $23,204 | 2.54% | 1.00% to 1.75% | 2.61% to 3.99% |
| 2006 | 2,678 | $10.30 to $10.52 | $27,885 | 2.54% | 1.00% to 1.75% | 4.46% to 5.31% |
| 2005 | 3,740 | $9.86 to $9.99 | $37,121 | 2.01% | 1.00% to 1.75% | -1.00% to -0.20% |
| 2004 | 5,300 | $9.95 to $10.02 | $52,924 | - | 1.00% to 1.75% | -0.40% to 0.20% |
| 2003 | 21 | $9.99 to $10.00 | $207 | (a) | 0.80% to 1.25% | (a) |
| ING GET U.S. Core Portfolio - Series 5 | | | | | | |
| 2007 | 57 | $11.59 to $11.60 | $660 | 1.78% | 1.75% | 0.35% to 0.43% |
| 2006 | 59 | $11.55 | $685 | 1.94% | 1.75% | 9.27% |
| 2005 | 61 | $10.57 | $645 | 0.89% | 1.75% | 0.96% |
| 2004 | 66 | $10.47 | $696 | (b) | 1.75% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET U.S. Core Portfolio - Series 6 | | | | | | |
| 2007 | 260 | $11.20 to $11.21 | $2,918 | 2.25% | 1.75% | 1.45% to 1.54% |
| 2006 | 356 | $11.04 to $11.05 | $3,931 | 2.33% | 1.75% | 8.55% to 8.65% |
| 2005 | 454 | $10.17 | $4,616 | 0.39% | 1.75% | 0.89% |
| 2004 | 556 | $10.08 | $5,605 | (b) | 1.75% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 7 | | | | | | |
| 2007 | 226 | $11.06 to $11.30 | $2,516 | 2.37% | 1.00% to 1.75% | 1.47% to 2.26% |
| 2006 | 325 | $10.90 to $11.05 | $3,556 | 2.41% | 1.00% to 1.75% | 8.35% to 9.19% |
| 2005 | 391 | $10.06 to $10.12 | $3,939 | 0.05% | 1.00% to 1.75% | 0.60% to 1.10% |
| 2004 | 402 | $10.00 | $4,017 | (b) | 1.00% to 1.25% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET U.S. Core Portfolio - Series 8 | | | | | | |
| 2007 | 87 | $11.18 to $11.19 | $969 | 1.94% | 1.75% | 1.82% |
| 2006 | 137 | $10.98 to $10.99 | $1,507 | 1.77% | 1.75% | 8.71% to 8.81% |
| 2005 | 154 | $10.10 | $1,556 | (c) | 1.75% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET U.S. Core Portfolio - Series 9 | | | | | | |
| 2007 | 15 | $11.02 | $164 | 2.41% | 1.75% | 2.04% to 2.13% |
| 2006 | 16 | $10.79 to $10.80 | $168 | 1.48% | 1.75% | 8.22% |
| 2005 | 22 | $9.97 to $9.98 | $220 | (c) | 1.75% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET U.S. Core Portfolio - Series 10 | | | | | | |
| 2007 | 7 | $10.95 | $76 | 1.32% | 1.75% | 1.77% |
| 2006 | 7 | $10.76 | $76 | 0.84% | 1.75% | 7.82% |
| 2005 | 11 | $9.98 | $107 | (c) | 1.75% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET U.S. Core Portfolio - Series 11 | | | | | | |
| 2007 | 4 | $10.65 | $47 | 4.26% | 1.75% | 0.28% |
| 2006 | 4 | $10.62 | $47 | 0.08% | 1.75% | 5.99% to 6.09% |
| 2005 | 8 | $10.01 to $10.02 | $80 | (c) | 1.15% to 1.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Global Science and Technology Portfolio - Class I | | | | | | |
| 2007 | 8,355 | $4.86 to $16.07 | $42,834 | - | 0.00% to 1.90% | 17.02% to 19.06% |
| 2006 | 8,763 | $4.14 to $13.50 | $37,594 | - | 0.00% to 1.60% | 5.60% to 7.21% |
| 2005 | 10,034 | $3.92 to $11.04 | $40,552 | - | 0.00% to 1.50% | 10.06% to 11.83% |
| 2004 | 11,027 | $3.56 to $10.00 | $40,737 | - | 0.00% to 1.50% | -2.73% to 132.01% |
| 2003 | 12,668 | $3.64 to $10.26 | $47,295 | - | 0.25% to 1.50% | 43.36% to 45.25% |
| ING VP Growth Portfolio - Class I | | | | | | |
| 2007 | 3,772 | $6.82 to $19.80 | $62,321 | 0.17% | 0.00% to 1.50% | 15.99% to 17.83% |
| 2006 | 4,698 | $5.88 to $16.86 | $67,837 | 0.06% | 0.00% to 1.50% | 1.12% to 2.69% |
| 2005 | 5,519 | $5.81 to $16.49 | $78,900 | 0.68% | 0.00% to 1.50% | 7.77% to 9.38% |
| 2004 | 6,937 | $5.37 to $15.14 | $89,883 | 0.12% | 0.00% to 1.50% | 5.63% to 6.92% |
| 2003 | 7,779 | $5.06 to $14.18 | $95,972 | - | 0.25% to 1.50% | 28.43% to 30.14% |
| ING VP Index Plus LargeCap Portfolio - Class I | | | | | | |
| 2007 | 22,182 | $9.68 to $24.64 | $469,092 | 1.25% | 0.00% to 1.95% | 2.98% to 5.00% |
| 2006 | 26,449 | $9.36 to $23.55 | $539,452 | 1.08% | 0.00% to 1.95% | 12.29% to 14.59% |
| 2005 | 29,222 | $11.05 to $20.64 | $532,133 | 1.22% | 0.00% to 1.85% | 3.46% to 5.37% |
| 2004 | 32,461 | $10.67 to $19.66 | $562,520 | 0.99% | 0.00% to 1.95% | 8.92% to 10.32% |
| 2003 | 31,590 | $9.74 to $17.85 | $503,421 | 1.04% | 0.25% to 1.50% | 24.22% to 25.85% |
| ING VP Index Plus LargeCap Portfolio - Class S | | | | | | |
| 2007 | 28 | $12.14 | $334 | - | 0.35% | 4.39% |
| 2006 | 1 | $11.63 | $7 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Index Plus MidCap Portfolio - Class I | | | | | | |
| 2007 | 16,185 | $13.29 to $26.82 | $381,531 | 0.81% | 0.00% to 1.95% | 3.51% to 5.23% |
| 2006 | 18,518 | $12.68 to $25.09 | $421,728 | 0.62% | 0.00% to 1.95% | 7.28% to 9.43% |
| 2005 | 19,654 | $12.22 to $23.22 | $416,465 | 0.44% | 0.00% to 1.95% | 9.08% to 11.15% |
| 2004 | 18,764 | $11.22 to $20.56 | $361,470 | 0.40% | 0.00% to 1.85% | 14.85% to 16.29% |
| 2003 | 14,056 | $10.18 to $17.68 | $233,761 | 0.39% | 0.25% to 1.50% | 30.49% to 32.14% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class S** | | | | | | |
| 2007 | 29 | $11.74 | $343 | 0.52% | 0.35% | 4.92% |
| 2006 | 4 | $11.19 | $43 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | | | | |
| 2007 | 9,070 | $12.14 to $19.08 | $151,310 | 0.48% | 0.00% to 2.15% | -8.00% to -6.48% |
| 2006 | 10,525 | $13.03 to $20.09 | $189,877 | 0.41% | 0.00% to 1.95% | 11.75% to 13.78% |
| 2005 | 11,258 | $12.34 to $17.88 | $182,246 | 0.30% | 0.00% to 1.85% | 5.65% to 7.65% |
| 2004 | 10,466 | $11.68 to $16.34 | $158,486 | 0.15% | 0.00% to 1.85% | 20.22% to 21.76% |
| 2003 | 7,540 | $10.20 to $13.42 | $93,931 | 0.17% | 0.25% to 1.50% | 34.15% to 35.83% |
| **ING VP Index Plus SmallCap Portfolio - Class S** | | | | | | |
| 2007 | 8 | $10.66 | $90 | - | 0.35% | -6.82% |
| 2006 | 5 | $11.44 | $52 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING VP Small Company Portfolio - Class I** | | | | | | |
| 2007 | 5,336 | $14.34 to $31.63 | $135,138 | 0.19% | 0.00% to 1.50% | 4.29% to 5.90% |
| 2006 | 6,886 | $13.75 to $29.99 | $169,087 | 0.39% | 0.00% to 1.50% | 15.06% to 16.80% |
| 2005 | 7,440 | $12.03 to $25.78 | $158,729 | 0.14% | 0.00% to 1.50% | 8.64% to 10.28% |
| 2004 | 9,070 | $11.02 to $23.47 | $175,779 | 0.28% | 0.00% to 1.50% | 12.69% to 14.09% |
| 2003 | 9,733 | $9.73 to $20.60 | $167,432 | 0.25% | 0.25% to 1.50% | 35.44% to 37.18% |
| **ING VP Small Company Portfolio - Class S** | | | | | | |
| 2007 | 7 | $12.43 | $87 | - | 0.35% | 5.34% |
| 2006 | 1 | $11.80 | $11 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Value Opportunity Portfolio - Class I | | | | | | |
| 2007 | 4,155 | $12.12 to $24.08 | $82,179 | 1.70% | 0.00% to 1.60% | 1.40% to 3.00% |
| 2006 | 4,980 | $11.84 to $23.34 | $96,810 | 1.43% | 0.00% to 1.60% | 14.29% to 16.06% |
| 2005 | 5,822 | $10.27 to $20.11 | $97,980 | 1.77% | 0.00% to 1.50% | 5.44% to 7.03% |
| 2004 | 6,985 | $9.66 to $18.79 | $110,369 | 0.80% | 0.00% to 1.50% | 8.48% to 9.86% |
| 2003 | 8,963 | $8.85 to $17.11 | $133,176 | 0.77% | 0.25% to 1.50% | 22.79% to 24.30% |
| ING VP Financial Services Portfolio - Class I | | | | | | |
| 2007 | 215 | $11.76 to $12.42 | $2,563 | 1.65% | 0.00% to 1.50% | -16.01% to -12.86% |
| 2006 | 263 | $13.63 to $14.20 | $3,621 | 1.26% | 0.40% to 1.50% | 15.70% to 16.81% |
| 2005 | 66 | $11.78 to $12.17 | $790 | 1.22% | 0.60% to 1.50% | 6.38% to 6.90% |
| 2004 | 17 | $11.12 to $11.44 | $194 | (b) | 0.75% to 1.25% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP International Value Portfolio - Class I | | | | | | |
| 2007 | 8,365 | $16.66 to $20.79 | $158,131 | 1.78% | 0.00% to 1.55% | 11.69% to 13.15% |
| 2006 | 7,376 | $14.78 to $18.51 | $123,753 | 2.42% | 0.30% to 1.55% | 27.45% to 29.01% |
| 2005 | 5,941 | $12.35 to $14.45 | $78,444 | 2.43% | 0.00% to 1.55% | 7.82% to 9.15% |
| 2004 | 4,834 | $11.49 to $13.33 | $58,379 | 1.23% | 0.30% to 1.50% | 15.63% to 16.94% |
| 2003 | 3,157 | $10.17 to $11.47 | $32,591 | 1.19% | 0.40% to 1.50% | 27.92% to 29.37% |
| ING VP International Value Portfolio - Class S | | | | | | |
| 2007 | 32 | $15.05 | $480 | 1.48% | 0.35% | 12.65% |
| 2006 | 5 | $13.36 | $60 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP MidCap Opportunities Portfolio - Class I | | | | | | |
| 2007 | 649 | $14.57 to $17.22 | $9,758 | - | 0.20% to 1.50% | 23.79% to 25.10% |
| 2006 | 509 | $11.77 to $12.55 | $6,141 | - | 0.40% to 1.50% | 6.21% to 7.25% |
| 2005 | 467 | $11.08 to $12.83 | $5,277 | - | 0.50% to 1.50% | 0.87% to 9.78% |
| 2004 | 536 | $10.19 to $11.43 | $5,546 | - | 0.55% to 1.50% | 9.81% to 20.57% |
| 2003 | 447 | $9.28 to $9.50 | $4,191 | - | 0.55% to 1.50% | 34.69% to 35.91% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP MidCap Opportunities Portfolio - Class S | | | | | | |
| 2007 | 5 | $14.00 | $70 | - | 0.35% | 25.00% |
| 2006 | 0 | $11.20 | $3 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Real Estate Portfolio - Class I | | | | | | |
| 2007 | 2,852 | $8.01 to $17.98 | $49,032 | 2.78% | 0.00% to 1.50% | -17.42% to -16.40% |
| 2006 | 4,158 | $16.05 to $21.28 | $86,706 | 2.35% | 0.30% to 1.50% | 34.18% to 35.59% |
| 2005 | 3,048 | $15.04 to $15.75 | $47,193 | 2.69% | 0.00% to 1.50% | 10.81% to 11.90% |
| 2004 | 1,960 | $13.58 to $13.95 | $27,225 | (b) | 0.55% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP SmallCap Opportunities Portfolio - Class I | | | | | | |
| 2007 | 1,200 | $9.51 to $15.30 | $11,915 | - | 0.20% to 1.50% | 8.44% to 9.67% |
| 2006 | 1,122 | $8.77 to $13.46 | $10,191 | - | 0.40% to 1.50% | 10.87% to 12.17% |
| 2005 | 1,146 | $7.91 to $8.97 | $9,331 | - | 0.40% to 1.50% | 1.86% to 8.64% |
| 2004 | 1,087 | $7.36 to $8.08 | $8,178 | - | 0.40% to 1.50% | 8.53% to 16.59% |
| 2003 | 1,170 | $6.78 to $6.96 | $8,045 | - | 0.40% to 1.50% | 36.69% to 38.10% |
| ING VP SmallCap Opportunities Portfolio - Class S | | | | | | |
| 2007 | 1 | $12.58 | $17 | - | 0.35% | 9.39% |
| 2006 | 1 | $11.50 | $10 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Balanced Portfolio - Class I | | | | | | |
| 2007 | 21,542 | $12.24 to $40.44 | $528,434 | 2.68% | 0.00% to 1.95% | -27.07% to 5.54% |
| 2006 | 24,020 | $11.74 to $38.67 | $588,364 | 2.43% | 0.00% to 1.95% | 7.84% to 9.99% |
| 2005 | 27,567 | $11.37 to $35.49 | $637,454 | 2.34% | 0.00% to 1.50% | 2.69% to 4.25% |
| 2004 | 30,971 | $11.05 to $34.36 | $692,148 | 1.99% | 0.00% to 1.50% | 7.78% to 9.12% |
| 2003 | 31,363 | $10.22 to $31.70 | $659,370 | 1.96% | 0.25% to 1.50% | 17.10% to 18.62% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Intermediate Bond Portfolio - Class I | | | | | | |
| 2007 | 19,947 | $11.00 to $92.31 | $421,252 | 3.81% | 0.00% to 1.95% | -11.31% to 5.99% |
| 2006 | 19,472 | $10.56 to $87.81 | $400,146 | 3.99% | 0.00% to 1.95% | 2.02% to 4.12% |
| 2005 | 19,951 | $10.32 to $76.25 | $405,018 | 3.79% | 0.00% to 1.90% | 1.37% to 3.16% |
| 2004 | 20,579 | $10.21 to $74.70 | $407,745 | 1.50% | 0.00% to 1.95% | 3.31% to 4.59% |
| 2003 | 20,885 | $10.04 to $71.97 | $408,185 | 1.72% | 0.25% to 1.50% | 4.71% to 6.06% |
| ING VP Intermediate Bond Portfolio - Class S | | | | | | |
| 2007 | 23 | $10.58 | $249 | 6.90% | 0.35% | 5.27% |
| 2006 | 1 | $10.05 | $12 | (d) | 0.35% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Money Market Portfolio - Class I | | | | | | |
| 2007 | 26,790 | $10.73 to $56.29 | $520,246 | 3.62% | 0.00% to 1.70% | -7.17% to 5.16 % |
| 2006 | 19,298 | $10.51 to $53.71 | $362,772 | 2.23% | 0.00% to 1.50% | 3.32% to 4.92% |
| 2005 | 14,234 | $10.15 to $51.39 | $210,711 | 1.20% | 0.00% to 1.50% | 1.47% to 3.03% |
| 2004 | 14,934 | $9.98 to $50.07 | $216,952 | 1.09% | 0.00% to 1.50% | -0.49% to 0.76% |
| 2003 | 17,666 | $10.00 to $49.72 | $257,477 | 1.79% | 0.25% to 1.50% | -0.61% to .66% |
| Janus Adviser Balanced Fund - Class S | | | | | | |
| 2007 | - | $14.44 | $1 | - | 1.00% | 8.73% |
| 2006 | - | $13.28 | $1 | 1.49% | 1.00% | 9.30% |
| 2005 | - | $12.15 | $1 | - | 1.00% | 6.58% |
| 2004 | - | $11.40 | - | (b) | 1.00% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Janus Aspen Series Balanced Portfolio - Institutional<br>Shares | | | | | | |
| 2007 | 13 | $13.48 to $32.14 | $367 | 2.63% | 0.30% to 1.45% | 8.96% to 9.95% |
| 2006 | 14 | $12.22 to $29.45 | $394 | 1.90% | 0.40% to 1.45% | 9.10% to 10.17% |
| 2005 | 20 | $12.45 to $26.93 | $508 | 0.01% | 0.50% to 1.50% | 6.38% to 7.28% |
| 2004 | 16,735 | $10.06 to $26.46 | $356,943 | 2.17% | 0.00% to 1.95% | 6.91% to 8.29% |
| 2003 | 19,201 | $9.36 to $24.66 | $385,094 | 2.22% | 0.25% to 1.50% | 12.34% to 13.76% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Janus Aspen Series Flexible Bond Portfolio -<br>Institutional Shares | | | | | | |
| 2007 | 5 | $15.06 to $22.38 | $99 | 4.67% | 0.50% to 1.25% | 5.67% to 6.47% |
| 2006 | 6 | $14.25 to $21.18 | $114 | 4.37% | 0.50% to 1.25% | 2.97% to 3.71% |
| 2005 | 7 | $14.34 to $20.57 | $146 | 0.02% | 0.55% to 1.25% | 0.73% to 1.39% |
| 2004 | 4,497 | $10.30 to $21.35 | $78,169 | 5.55% | 0.00% to 1.50% | 2.39% to 3.69% |
| 2003 | 5,268 | $10.03 to $20.59 | $89,994 | 4.83% | 0.25% to 1.50% | 4.82% to 6.09% |
| Janus Aspen Series Large Cap Growth Portfolio -<br>Institutional Shares | | | | | | |
| 2007 | 7 | $13.66 to $25.03 | $150 | 0.67% | 0.50% to 1.40% | 13.50% to 14.51% |
| 2006 | 8 | $11.96 to $22.00 | $148 | 0.43% | 0.50% to 1.40% | 9.82% to 10.86% |
| 2005 | 11 | $9.95 to $18.49 | $185 | - | 0.30% to 1.40% | 2.84% to 3.90% |
| 2004 | 12,324 | $9.60 to $19.79 | $199,501 | 0.13% | 0.00% to 1.50% | 2.98% to 4.25% |
| 2003 | 15,153 | $9.27 to $19.13 | $239,988 | 0.09% | 0.25% to 1.50% | 29.72% to 31.47% |
| Janus Aspen Series Mid Cap Growth Portfolio -<br>Institutional Shares | | | | | | |
| 2007 | 17 | $19.37 to $31.89 | $490 | 0.21% | 0.45% to 1.45% | 20.28% to 21.49% |
| 2006 | 19 | $15.92 to $26.46 | $466 | - | 0.25% to 1.45% | 11.97% to 13.37% |
| 2005 | 22 | $14.12 to $23.58 | $489 | - | 0.25% to 1.50% | 10.59% to 11.99% |
| 2004 | 25,472 | $10.94 to $24.72 | $458,336 | - | 0.00% to 1.50% | 18.99% to 20.42% |
| 2003 | 30,177 | $9.11 to $20.68 | $459,241 | - | 0.25% to 1.50% | 33.11% to 34.86% |
| Janus Aspen Series Worldwide Growth Portfolio -<br>Institutional Shares | | | | | | |
| 2007 | 13 | $13.70 to $30.90 | $317 | 0.90% | 0.45% to 1.25% | 8.25% to 9.18% |
| 2006 | 15 | $12.54 to $28.51 | $353 | 1.61% | 0.45% to 1.25% | 16.74% to 17.68% |
| 2005 | 19 | $10.68 to $21.50 | $381 | - | 0.30% to 1.25% | 4.57% to 5.53% |
| 2004 | 24,107 | $9.48 to $23.32 | $425,591 | 0.95% | 0.00% to 1.50% | 3.20% to 4.47% |
| 2003 | 31,018 | $9.09 to $22.51 | $536,188 | 1.06% | 0.25% to 1.50% | 22.11% to 23.74% |
| Lazard Mid Cap Portfolio - Open Shares | | | | | | |
| 2007 | 37 | $8.74 to $8.81 | $326 | (e) | 0.00% to 1.25% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| LKCM Aquinas Growth Fund | | | | | | |
| 2007 | 19 | $12.10 | $236 | - | 1.05% | 0.08% |
| 2006 | 17 | $10.87 | $183 | (d) | 0.90% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | | | | | | |
| 2007 | 87 | $13.80 to $16.89 | $1,257 | 0.51% | 0.50% to 1.75% | -1.15% to 0.07% |
| 2006 | 75 | $13.96 to $16.97 | $1,081 | 0.56% | 0.50% to 1.75% | 10.36% to 11.81% |
| 2005 | 63 | $12.65 to $15.26 | $818 | 0.54% | 0.50% to 1.75% | 6.47% to 7.65% |
| 2004 | 24 | $11.91 to $14.25 | $290 | (b) | 0.50% to 1.60% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Lord Abbett Small-Cap Value Fund - Class A | | | | | | |
| 2007 | 96 | $16.81 to $17.52 | $1,648 | 0.13% | 0.60% to 1.65% | 8.59% to 9.68% |
| 2006 | 88 | $15.44 to $15.91 | $1,379 | - | 0.70% to 1.75% | 18.40% to 19.56% |
| 2005 | 74 | $13.04 to $13.31 | $980 | - | 0.70% to 1.75% | 11.41% to 12.42% |
| 2004 | 45 | $11.74 to $11.84 | $530 | (b) | 0.65% to 1.60% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio -<br>Class VC | | | | | | |
| 2007 | 9,441 | $12.71 to $18.59 | $146,234 | 0.44% | 0.20% to 1.50% | -0.95% to 0.38% |
| 2006 | 10,067 | $12.72 to $18.67 | $156,234 | 0.50% | 0.25% to 1.50% | 10.54% to 11.88% |
| 2005 | 10,499 | $12.93 to $16.80 | $147,309 | 0.51% | 0.30% to 1.50% | 6.67% to 7.94% |
| 2004 | 7,424 | $12.45 to $15.68 | $96,241 | 0.40% | 0.00% to 1.50% | 22.18% to 36.28% |
| 2003 | 2,735 | $10.19 to $12.77 | $28,509 | 0.67% | 0.45% to 1.50% | 22.92% to 24.05% |
| Massachusetts Investors Growth Stock Fund - Class A | | | | | | |
| 2007 | 58 | $12.55 to $12.92 | $737 | 0.45% | 0.65% to 1.40% | 10.10% to 10.59% |
| 2006 | 52 | $11.38 to $11.61 | $596 | - | 0.80% to 1.50% | 6.37% to 6.61% |
| 2005 | 39 | $10.79 to $10.89 | $421 | (f) | 0.80% to 1.30% | (f) |
| 2004 | 17 | $10.55 to $10.58 | $180 | (b) | 0.70% to 0.95% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Moderate Allocation Portfolio | | | | | | |
| 2007 | 3 | $13.64 | $26 | - | 0.00% | 7.32% |
| 2006 | 2 | $12.71 | $25 | (d) | 0.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| Neuberger Berman Socially Responsive Fund® - Trust Class | | | | | | |
| 2007 | 175 | $11.28 to $11.54 | $1,985 | 0.80% | 0.25% to 1.55% | 5.62% to 6.79% |
| 2006 | 48 | $10.68 to $10.77 | $519 | (d) | 0.40% to 1.50% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| New Perspective Fund®, Inc. - Class R-3 | | | | | | |
| 2007 | 238 | $16.21 to $17.15 | $4,038 | 2.44% | 0.00% to 1.45% | 14.34% to 15.34% |
| 2006 | 83 | $14.18 to $14.75 | $1,204 | 1.64% | 0.20% to 1.55% | 18.17% to 19.17% |
| 2005 | 40 | $12.16 to $12.36 | $486 | 1.45% | 0.25% to 1.10% | 9.98% to 10.56% |
| 2004 | 18 | $11.12 to $11.17 | $204 | (b) | 0.30% to 0.80% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| New Perspective Fund®, Inc. - Class R-4 | | | | | | |
| 2007 | 2,456 | $15.58 to $17.64 | $41,461 | 2.12% | 0.00% to 1.50% | 14.23% to 15.56% |
| 2006 | 1,896 | $13.57 to $15.13 | $27,925 | 1.55% | 0.30% to 1.50% | 18.09% to 19.46% |
| 2005 | 1,760 | $11.44 to $12.78 | $22,033 | 1.87% | 0.00% to 1.50% | 9.56% to 10.64% |
| 2004 | 762 | $11.30 to $11.66 | $8,638 | (b) | 0.55% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Oppenheimer Capital Appreciation Fund - Class A | | | | | | |
| 2007 | 47 | $12.56 to $13.06 | $597 | - | 0.55% to 1.55% | 12.19% to 13.17% |
| 2006 | 36 | $11.24 to $11.54 | $414 | - | 0.55% to 1.45% | 6.62% to 6.79% |
| 2005 | 30 | $10.65 to $10.76 | $316 | 0.75% | 0.70% to 1.25% | 3.40% to 3.96% |
| 2004 | 21 | $10.27 to $10.36 | $217 | (b) | 0.65% to 1.60% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Oppenheimer Developing Markets Fund - Class A | | | | | | |
| 2007 | 4,018 | $23.12 to $71.98 | $230,998 | 0.96% | 0.00% to 1.95% | 31.54% to 33.43% |
| 2006 | 3,743 | $17.39 to $52.76 | $163,882 | 1.30% | 0.30% to 1.75% | 23.14% to 24.56% |
| 2005 | 3,268 | $17.98 to $41.82 | $115,468 | 1.74% | 0.50% to 1.65% | 38.95% to 40.45% |
| 2004 | 1,557 | $12.94 to $29.69 | $37,377 | 2.10% | 0.55% to 1.65% | 31.71% |
| 2003 | 429 | $14.57 | $6,248 | 4.56% | 1.00% | 63.52% |
| Oppenheimer Global Securities/VA | | | | | | |
| 2007 | 23 | $15.42 to $26.82 | $578 | 1.49% | 0.45% to 1.75% | 4.87% to 5.84% |
| 2006 | 32 | $14.74 to $25.34 | $765 | 1.02% | 0.45% to 1.80% | 16.01% to 17.15% |
| 2005 | 35 | $12.74 to $21.63 | $711 | 2.11% | 0.45% to 1.85% | 12.61% to 13.78% |
| 2004 | 22,250 | $11.36 to $19.26 | $410,368 | 1.10% | 0.00% to 1.80% | 17.37% to 18.89% |
| 2003 | 16,092 | $10.51 to $16.20 | $251,043 | 0.55% | 0.25% to 1.50% | 40.97% to 43.00% |
| Oppenheimer Main Street Fund®/VA | | | | | | |
| 2007 | 11 | $9.88 to $11.12 | $115 | 0.84% | 1.25% to 1.50% | 2.92% to 3.15% |
| 2006 | 13 | $9.60 to $10.78 | $123 | 1.67% | 1.25% to 1.50% | 13.34% to 13.59% |
| 2005 | - | - | $41 | - | - | - |
| 2004 | - | - | $43 | - | 1.25% to 1.50% | - |
| 2003 | - | - | $32 | - | 1.25% to 1.50% | - |
| Oppenheimer Main Street Small Cap Fund®/VA | | | | | | |
| 2007 | 531 | $12.90 to $14.92 | $6,971 | 0.31% | 0.25% to 1.50% | -2.71% to -1.48% |
| 2006 | 351 | $13.26 to $15.26 | $4,722 | 0.10% | 0.30% to 1.50% | 13.33% to 14.43% |
| 2005 | 89 | $11.70 to $13.40 | $1,052 | 2.38% | 0.50% to 1.50% | 8.62% |
| 2004 | - | $12.30 | $5 | (b) | 1.25% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Oppenheimer Mid Cap Fund/VA | | | | | | |
| 2007 | 4 | $5.51 to $10.94 | $31 | - | 1.25% to 1.50% | 4.99% |
| 2006 | - | $10.42 | $1 | - | 1.25% | 1.66% |
| 2005 | - | - | $3 | - | - | - |
| 2004 | - | - | $3 | - | 1.25% | - |
| 2003 | - | - | $4 | - | 1.25% | - |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Oppenheimer Strategic Bond Fund/VA | | | | | | |
| 2007 | 7 | $16.01 to $17.48 | $125 | 3.94% | 0.55% to 1.45% | 8.10% to 9.11% |
| 2006 | 8 | $14.81 to $16.02 | $128 | 3.91% | 0.55% to 1.45% | 5.94% to 6.87% |
| 2005 | 11 | $13.98 to $15.10 | $154 | 9.58% | 0.45% to 1.45% | 1.16% to 2.17% |
| 2004 | 3,306 | $10.88 to $14.98 | $47,078 | 4.44% | 0.00% to 1.95% | 7.08% to 8.47% |
| 2003 | 2,470 | $10.31 to $13.81 | $32,607 | 5.57% | 0.25% to 1.50% | 16.27% to 17.73% |
| Pax World Balanced Fund | | | | | | |
| 2007 | 4,498 | $12.75 to $14.25 | $59,458 | 1.79% | 0.00% to 1.75% | 7.49% to 9.16% |
| 2006 | 4,112 | $11.83 to $12.90 | $50,097 | 1.66% | 0.30% to 1.75% | 9.03% to 10.07% |
| 2005 | 4,818 | $10.85 to $11.76 | $54,353 | 1.65% | 0.00% to 1.65% | 3.72% to 4.87% |
| 2004 | 1,550 | $10.45 to $11.12 | $16,523 | 0.96% | 0.55% to 1.65% | 11.98% to 12.45% |
| 2003 | 378 | $9.43 to $9.56 | $3,605 | 1.04% | 0.85% to 1.25% | 15.85% to 16.30% |
| PIMCO Real Return Portfolio - Administrative Class | | | | | | |
| 2007 | 2,861 | $10.72 to $12.37 | $34,027 | 4.42% | 0.00% to 1.50% | 8.91% to 10.55% |
| 2006 | 2,338 | $10.15 to $11.19 | $25,436 | 4.36% | 0.00% to 1.50% | -0.74% to 0.36% |
| 2005 | 2,096 | $10.52 to $11.10 | $22,843 | 3.20% | 0.40% to 1.50% | 0.56% to 1.48% |
| 2004 | 882 | $10.43 to $10.83 | $9,519 | (b) | 0.60% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Pioneer High Yield Fund - Class A | | | | | | |
| 2007 | 273 | $11.81 to $12.65 | $3,394 | 4.89% | 0.20% to 1.95% | 5.03% to 6.37% |
| 2006 | 161 | $11.33 to $11.78 | $1,880 | 4.89% | 0.40% to 1.75% | 8.63% to 10.10% |
| 2005 | 70 | $10.43 to $10.69 | $742 | 4.75% | 0.45% to 1.75% | 0.67% to 1.72% |
| 2004 | 42 | $10.38 to $10.48 | $437 | (b) | 0.60% to 1.65% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Pioneer Emerging Markets VCT Portfolio - Class I | | | | | | |
| 2007 | 2,280 | $12.71 to $12.84 | $29,074 | (e) | 0.00% to 1.50% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Pioneer Equity Income VCT Portfolio - Class I | | | | | | |
| 2007 | 79 | $13.98 to $14.97 | $1,189 | 2.95% | 0.65% to 1.25% | -0.43% to 0.20% |
| 2006 | 8,116 | $13.06 to $17.75 | $119,307 | 2.59% | 0.35% to 1.95% | 20.07% to 22.02% |
| 2005 | 5,640 | $11.48 to $14.64 | $69,926 | 2.66% | 0.30% to 1.60% | 3.28% to 5.40% |
| 2004 | 2,471 | $11.02 to $13.99 | $28,279 | 2.17% | 0.00% to 1.95% | 14.64% to 17.70% |
| 2003 | 1,096 | $9.61 to $12.14 | $10,691 | 2.39% | 0.45% to 1.50% | 20.73% to 21.93% |
| Pioneer High Yield VCT Portfolio - Class I | | | | | | |
| 2007 | 1,598 | $11.89 to $12.45 | $19,319 | 5.55% | 0.25% to 1.50% | 3.99% to 5.36% |
| 2006 | 1,065 | $11.36 to $11.75 | $12,297 | 5.72% | 0.40% to 1.50% | 6.92% to 8.10% |
| 2005 | 646 | $10.67 to $10.94 | $6,949 | 5.69% | 0.00% to 1.50% | 0.38% to 1.31% |
| 2004 | 419 | $10.63 to $11.03 | $4,468 | (b) | 0.65% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Pioneer Mid Cap Value VCT Portfolio - Class I | | | | | | |
| 2007 | 27 | $18.68 | $513 | 1.70% | 0.65% | 4.88% |
| 2006 | 4,709 | $12.36 to $19.37 | $81,306 | 1.03% | 0.15% to 1.80% | 10.82% to 12.13% |
| 2005 | 4,927 | $12.39 to $17.38 | $77,468 | 0.33% | 0.00% to 1.60% | 6.17% to 7.30% |
| 2004 | 3,402 | $11.67 to $16.27 | $49,664 | 0.27% | 0.00% to 1.60% | 20.27% to 21.91% |
| 2003 | 983 | $10.27 to $13.46 | $11,735 | 0.16% | 0.55% to 1.50% | 35.44% to 36.73% |
| Premier VIT OpCap Mid Cap Portfolio | | | | | | |
| 2007 | 40 | $9.78 to $9.85 | $393 | (e) | 0.30% to 1.50% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| T. Rowe Price Mid-Cap Value Fund - R Class | | | | | | |
| 2007 | 68 | $14.14 to $14.82 | $991 | 1.80% | 0.35% to 1.55% | -1.39% to -0.20% |
| 2006 | 69 | $14.34 to $14.85 | $1,010 | 0.61% | 0.35% to 1.55% | 18.15% to 19.08% |
| 2005 | 63 | $12.20 to $12.42 | $775 | 0.29% | 0.50% to 1.45% | 5.72% to 6.70% |
| 2004 | 53 | $11.54 to $11.64 | $619 | (b) | 0.50% to 1.45% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| T. Rowe Price Value Fund - Advisor Class | | | | | | |
| 2007 | 5 | $11.40 | $61 | 2.20% | 1.00% | -0.44% |
| 2006 | 3 | $11.45 | $30 | (d) | 1.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| Templeton Foreign Fund - Class A | | | | | | |
| 2007 | 82 | $16.75 to $17.56 | $1,410 | 1.84% | 0.55% to 1.75% | 15.20% to 16.60% |
| 2006 | 59 | $14.54 to $15.06 | $876 | 2.28% | 0.55% to 1.75% | 18.01% to 19.06% |
| 2005 | 51 | $12.36 to $12.59 | $637 | 1.84% | 0.70% to 1.65% | 8.80% to 9.86% |
| 2004 | 39 | $11.36 to $11.46 | $450 | (b) | 0.65% to 1.65% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Templeton Global Bond Fund - Class A | | | | | | |
| 2007 | 4,997 | $12.26 to $21.80 | $72,664 | 7.52% | 0.00% to 1.50% | 9.14% to 10.83% |
| 2006 | 2,522 | $11.13 to $19.67 | $33,054 | 5.57% | 0.00% to 1.50% | 11.73% to 12.85% |
| 2005 | 1,327 | $11.07 to $16.96 | $15,341 | 5.36% | 0.50% to 1.50% | -3.59% to -4.49% |
| 2004 | 572 | $11.59 to $17.55 | $6,775 | (b) | 0.55% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| The Growth Fund of America® - Class R-3 | | | | | | |
| 2007 | 848 | $11.68 to $15.17 | $12,442 | 0.92% | 0.00% to 1.75% | 8.85% to 10.36% |
| 2006 | 584 | $10.67 to $13.63 | $7,813 | 0.76% | 0.20% to 1.55% | 8.89% to 10.29% |
| 2005 | 319 | $12.04 to $12.34 | $3,894 | 0.65% | 0.25% to 1.55% | 12.28% to 13.54% |
| 2004 | 122 | $10.74 to $10.86 | $1,320 | (b) | 0.30% to 1.45% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| The Growth Fund of America® - Class R-4 | | | | | | |
| 2007 | 16,882 | $9.72 to $15.32 | $248,778 | 1.08% | 0.00% to 1.50% | 9.19% to 10.52% |
| 2006 | 14,655 | $12.90 to $13.73 | $196,584 | 0.91% | 0.30% to 1.50% | 9.29% to 10.56% |
| 2005 | 11,850 | $11.74 to $12.54 | $145,130 | 0.93% | 0.00% to 1.50% | 12.50% to 13.63% |
| 2004 | 4,738 | $10.80 to $11.14 | $51,341 | (b) | 0.45% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| **The Income Fund of America® - Class R-3** | | | | | | |
| 2007 | 121 | $13.25 to $14.19 | $1,660 | 3.34% | 0.00% to 1.75% | 1.83% to 3.08% |
| 2006 | 77 | $13.12 to $13.65 | $1,032 | 3.12% | 0.20% to 1.55% | 18.13% to 19.60% |
| 2005 | 26 | $11.14 to $11.38 | $295 | 3.46% | 0.30% to 1.45% | 1.73% to 2.71% |
| 2004 | 10 | $10.97 to $11.08 | $110 | (b) | 0.30% to 1.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| **Diversified Value Portfolio** | | | | | | |
| 2007 | 8 | $14.38 to $14.92 | $114 | 1.87% | 0.95% to 1.95% | 2.97% |
| 2006 | 7 | $14.09 to $14.49 | $100 | (g) | 0.95% to 2.00% | (g) |
| 2005 | 5 | $12.09 to $12.25 | $63 | (c) | 1.25% to 2.05% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Equity Income Portfolio** | | | | | | |
| 2007 | 21 | $13.84 to $14.28 | $304 | 2.23% | 1.10% to 1.95% | 3.40% |
| 2006 | 17 | $13.48 to $13.81 | $235 | 1.93% | 1.10% to 2.00% | 19.36% to 19.36% |
| 2005 | 21 | $11.39 to $11.57 | $240 | 2.23% | 1.10% to 2.05% | 2.41% to 3.03% |
| 2004 | 18 | $11.19 to $11.23 | $208 | (b) | 1.10% to 1.65% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| **Small Company Growth Portfolio** | | | | | | |
| 2007 | 7 | $12.75 to $13.22 | $86 | - | 0.95% to 1.95% | 2.80% |
| 2006 | 1 | $12.51 to $12.86 | $18 | (g) | 0.95% to 2.00% | (g) |
| 2005 | - | $11.57 to $11.72 | $0 | (c) | 1.25% to 2.05% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Wanger International Small Cap** | | | | | | |
| 2007 | 916 | $10.46 to $10.57 | $9,623 | (e) | 0.00% to 1.50% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Wanger Select | | | | | | |
| 2007 | 4,150 | $15.70 to $16.65 | $66,892 | - | 0.00% to 1.50% | 7.73% to 9.02% |
| 2006 | 1,756 | $14.45 to $15.37 | $26,052 | 0.25% | 0.15% to 1.50% | 17.90% to 19.00% |
| 2005 | 559 | $12.40 to $12.94 | $6,985 | - | 0.60% to 1.50% | 8.87% to 9.69% |
| 2004 | 195 | $11.39 to $11.85 | $2,227 | (b) | 0.70% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Wanger U.S. Smaller Companies | | | | | | |
| 2007 | 1,512 | $13.11 to $14.89 | $21,526 | - | 0.05% to 1.50% | -0.63% to 4.86% |
| 2006 | 1,254 | $12.52 to $14.27 | $17,111 | 0.22% | 0.15% to 1.50% | 6.31% to 7.30% |
| 2005 | 725 | $12.66 to $13.34 | $9,257 | - | 0.00% to 1.50% | 9.61% to 10.66% |
| 2004 | 186 | $11.55 to $12.12 | $2,155 | (b) | 0.55% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Washington Mutual Investors Fund[SM], Inc. - Class R-3 | | | | | | |
| 2007 | 395 | $12.78 to $13.57 | $5,204 | 1.77% | 0.00% to 1.55% | 2.08% to 3.38% |
| 2006 | 301 | $12.52 to $13.02 | $3,858 | 1.62% | 0.20% to 1.55% | 15.82% to 17.24% |
| 2005 | 198 | $10.81 to $11.09 | $2,177 | 1.64% | 0.25% to 1.55% | 1.78% to 2.88% |
| 2004 | 115 | $10.66 to $10.77 | $1,232 | (b) | 0.30% to 1.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | | | | | | |
| 2007 | 6,883 | $12.73 to $13.71 | $91,248 | 1.97% | 0.25% to 1.50% | 2.34% to 3.56% |
| 2006 | 6,828 | $12.38 to $13.21 | $88,156 | 1.90% | 0.30% to 1.50% | 16.17% to 17.48% |
| 2005 | 5,985 | $10.60 to $11.29 | $66,271 | 2.09% | 0.40% to 1.50% | 1.94% to 2.95% |
| 2004 | 3,309 | $10.80 to $11.08 | $35,859 | (b) | 0.55% to 1.50% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| Wells Fargo Advantage Small Cap Value Fund - Class A | | | | | | |
| 2007 | 4 | $11.68 | $47 | - | 1.00% | 9.16% |
| 2006 | 2 | $10.70 | $21 | (d) | 1.00% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

(a)  As this investment Division had no investments until 2003, this data is not meaningful and therefore is not presented.

(b)  As this investment Division had no investments until 2004, this data is not meaningful and therefore is not presented.

(c)  As this investment Division had no investments until 2005, this data is not meaningful and therefore is not presented.

(d)  As this investment Division had no investments until 2006, this data is not meaningful and therefore is not presented.

(e)  As this investment Division had no investments until 2007, this data is not meaningful and therefore is not presented.

(f)  As this investment Division is wholly comprised of new contract bands at December 31, 2005, this data is not meaningful and therefore is not presented.

(g)  As this investment Division is wholly comprised of new contract bands at December 31, 2006, this data is not meaningful and therefore is not presented.

(h)  As this investment Division is wholly comprised of new contract bands at December 31, 2007, this data is not meaningful and therefore is not presented.


**A**   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B**   The Expense Ratio considers only the expenses borne directly by the Account and  is equal to the mortality and expense, administrative and other charges, as defined in Note 4.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C**   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.


\*   Includes units for annuity contracts in payout beginning in 2006.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

**Index to Consolidated Financial Statements**

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14 to the financial statements, the Company restated 2006 and 2005 retained earnings (deficit), asset, and liability amounts presented in their consolidated balance sheets and changes in shareholder's equity.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 25, 2008

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Operations
(In millions)

| | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | **2007** | | **2006** | | **2005** |
| **Revenue:** | | | | | | |
| Net investment income | $ | 1,054.7 | $ | 1,029.7 | $ | 1,037.1 |
| Fee income | | 789.3 | | 714.8 | | 609.6 |
| Premiums | | 46.8 | | 37.5 | | 43.2 |
| Broker-dealer commission revenue | | 568.4 | | 429.2 | | 378.1 |
| Net realized capital gains (losses) | | (8.2) | | 3.0 | | 22.0 |
| Other income | | 0.9 | | 15.7 | | 7.7 |
| Total revenue | | 2,451.9 | | 2,229.9 | | 2,097.7 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contractowners | | 822.2 | | 783.7 | | 739.6 |
| Operating expenses | | 652.2 | | 568.3 | | 524.3 |
| Broker-dealer commission expense | | 568.4 | | 429.2 | | 378.1 |
| Amortization of deferred policy acquisition cost and value of business acquired | | 129.2 | | 21.3 | | 159.9 |
| Interest expense | | 5.5 | | 2.9 | | 1.6 |
| Total benefits and expenses | | 2,177.5 | | 1,805.4 | | 1,803.5 |
| Income before income taxes | | 274.4 | | 424.5 | | 294.2 |
| Income tax expense | | 56.0 | | 122.7 | | 21.5 |
| Net income | $ | 218.4 | $ | 301.8 | $ | 272.7 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | **2007** | **2006** |
| | | **(Restated)** |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value | | |
| (amortized cost of $13,374.7 at 2007 and $15,150.1 at 2006) | $ 13,316.3 | $ 15,112.2 |
| Equity securities, available-for-sale, at fair value | | |
| (cost of $440.1 at 2007 and $233.6 at 2006) | 446.4 | 251.7 |
| Mortgage loans on real estate | 2,089.4 | 1,879.3 |
| Policy loans | 273.4 | 268.9 |
| Limited partnerships/corporations | 636.1 | 359.2 |
| Other investments | 202.7 | 39.7 |
| Securities pledged (amortized cost of $940.2 at 2007 and $1,106.2 at 2006) | 934.1 | 1,099.5 |
| Total investments | 17,898.4 | 19,010.5 |
| Cash and cash equivalents | 252.3 | 311.2 |
| Short-term investments under securities loan agreement | 183.9 | 283.1 |
| Accrued investment income | 168.3 | 180.4 |
| Receivables for securities sold | 5.6 | 90.1 |
| Reinsurance recoverable | 2,594.4 | 2,715.4 |
| Deferred policy acquisition costs | 728.6 | 622.6 |
| Value of business acquired | 1,253.2 | 1,340.2 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Short-term loan to affiliate | - | 45.0 |
| Due from affiliates | 10.6 | 9.1 |
| Property and equipment | 147.4 | 75.1 |
| Other assets | 112.1 | 73.8 |
| Assets held in separate accounts | 48,091.2 | 43,550.8 |
| Total assets | $ 71,621.0 | $ 68,482.3 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | | As of December 31, | | |
|---|---|---|---|---|
| | | **2007** | | **2006** |
| | | | | **(Restated)** |
| **Liabilities and Shareholder's Equity** | | | | |
| Future policy benefits and claims reserves | $ | 18,569.1 | $ | 19,984.1 |
| Payables for securities purchased | | 0.2 | | 42.6 |
| Payables under securities loan agreement | | 165.1 | | 283.1 |
| Notes payable | | 9.9 | | - |
| Borrowed money | | 738.4 | | 833.2 |
| Due to affiliates | | 130.7 | | 82.8 |
| Current income taxes | | 56.8 | | 59.8 |
| Deferred income taxes | | 275.9 | | 261.1 |
| Other liabilities | | 542.7 | | 371.1 |
| Liabilities related to separate accounts | | 48,091.2 | | 43,550.8 |
| Total liabilities | | 68,580.0 | | 65,468.6 |
| | | | | |
| Shareholder's equity | | | | |
| Common stock (100,000 shares authorized; 55,000 | | | | |
| issued and outstanding; $50 per share value) | | 2.8 | | 2.8 |
| Additional paid-in capital | | 4,159.3 | | 4,299.5 |
| Accumulated other comprehensive loss | | (33.8) | | (14.0) |
| Retained earnings (deficit) | | (1,087.3) | | (1,274.6) |
| Total shareholder's equity | | 3,041.0 | | 3,013.7 |
| Total liabilities and shareholder's equity | $ | 71,621.0 | $ | 68,482.3 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) (Restated) | Total Shareholder's Equity (Restated) |
|---|---|---|---|---|---|
| Balance at December 31, 2004 | $ 2.8 | $ 4,566.8 | $ 67.1 | $ (1,877.1) | $ 2,759.6 |
| Prior period adjustment ($43.1 pretax) | - | - | - | 28.0 | 28.0 |
| Balance at January 1, 2005 | 2.8 | 4,566.8 | 67.1 | (1,849.1) | 2,787.6 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 272.7 | 272.7 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(108.4) pretax) | - | - | (77.5) | - | (77.5) |
| Minimum pension liability ($(1.1) pretax) | - | - | 5.1 | - | 5.1 |
| Total comprehensive income | | | | | 200.3 |
| Dividends paid | - | (20.5) | - | - | (20.5) |
| Employee share-based payments | - | 3.3 | - | - | 3.3 |
| Balance at December 31, 2005 | 2.8 | 4,549.6 | (5.3) | (1,576.4) | 2,970.7 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 301.8 | 301.8 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(23.4) pretax) | - | - | (10.7) | - | (10.7) |
| Pension liability and FAS No. 158 transition adjustment ($3.9 pretax) | - | - | 2.5 | - | 2.5 |
| | | | | | 293.6 |
| Total comprehensive income | | | | | |
| Cumulative effect of change in accounting principle ($(0.8) pretax) | | | (0.5) | - | (0.5) |
| Dividends paid | - | (256.0) | - | - | (256.0) |
| Employee share-based payments | - | 5.9 | - | - | 5.9 |
| Balance at December 31, 2006 | 2.8 | 4,299.5 | (14.0) | (1,274.6) | 3,013.7 |
| Cumulative effect of change in accounting principle | - | - | - | (31.1) | (31.1) |
| Balance at January 1, 2007 | 2.8 | 4,299.5 | (14.0) | (1,305.7) | 2,982.6 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 218.4 | 218.4 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4) | - | - | (24.4) | - | (24.4) |
| Pension liability ($7.1 pretax) | - | - | 4.6 | - | 4.6 |
| Total comprehensive income | | | | | 198.6 |
| Dividends paid | - | (145.0) | - | - | (145.0) |
| Employee share-based payments | - | 4.8 | - | - | 4.8 |
| Balance at December 31, 2007 | $ 2.8 | $ 4,159.3 | $ (33.8) | $ (1,087.3) | $ 3,041.0 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2007 | 2006 | 2005 |
| **Cash Flows from Operating Activities:** | | | |
| Net income | $ 218.4 | $ 301.8 | $ 272.7 |
| Adjustments to reconcile net income to | | | |
| net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value | | | |
| of business acquired, and sales inducements | (193.4) | (191.0) | (174.0) |
| Amortization of deferred policy acquisition costs, | | | |
| value of business acquired, and sales inducements | 133.9 | 25.9 | 165.8 |
| Net accretion/decretion of discount/premium | 72.7 | 83.8 | 115.5 |
| Future policy benefits, claims reserves, and | | | |
| interest credited | 599.0 | 662.5 | 634.2 |
| Provision for deferred income taxes | 30.4 | 75.6 | 11.0 |
| Net realized capital losses (gains) | 8.2 | (3.0) | (22.0) |
| Depreciation | 18.2 | 12.6 | 12.0 |
| Change in: | | | |
| Accrued investment income | 12.1 | 23.2 | (21.6) |
| Reinsurance recoverable | 121.0 | 81.3 | 104.6 |
| Other receivable and assets accruals | (37.0) | (20.1) | 2.6 |
| Due to/from affiliates | 46.4 | 20.4 | 4.6 |
| Other payables and accruals | 17.8 | 86.3 | (49.8) |
| Other, net | (16.4) | 5.9 | 3.3 |
| Net cash provided by operating activities | 1,031.3 | 1,165.2 | 1,058.9 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, or redemption of: | | | |
| Fixed maturities, available-for-sale | 10,235.6 | 10,355.2 | 19,232.3 |
| Equity securities, available-for-sale | 113.8 | 91.7 | 119.8 |
| Mortgage loans on real estate | 205.4 | 197.0 | 179.0 |
| Acquisition of: | | | |
| Fixed maturities, available-for-sale | (8,425.5) | (8,802.1) | (19,435.9) |
| Equity securities, available-for-sale | (243.9) | (149.1) | (120.4) |
| Mortgage loans on real estate | (415.1) | (680.3) | (484.8) |
| Policy loans | (4.5) | (6.5) | 0.3 |
| Derivatives, net | 32.2 | 1.4 | 4.2 |
| Limited partnerships, net | (279.5) | (237.6) | (46.3) |
| Other investments | (182.1) | (4.0) | (1.5) |
| Purchases of property and equipment, net | (90.5) | (54.5) | (14.2) |
| Net cash provided by (used in) investing activities | 945.9 | 711.2 | (567.5) |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | 1,600.0 | 1,875.7 | 2,024.2 |
| Maturities and withdrawals from investment contracts | (3,451.2) | (3,420.7) | (2,237.5) |
| Short-term loans to affiliates | 45.0 | 86.0 | (106.0) |
| Short-term borrowings | (94.8) | (107.9) | (116.3) |
| Notes payable | 9.9 | - | - |
| Dividends to Parent | (145.0) | (256.0) | (20.5) |
| Net cash used in financing activities | (2,036.1) | (1,822.9) | (456.1) |
| Net (decrease) increase in cash and cash equivalents | (58.9) | 53.5 | 35.3 |
| Cash and cash equivalents, beginning of year | 311.2 | 257.7 | 222.4 |
| Cash and cash equivalents, end of year | $ 252.3 | $ 311.2 | $ 257.7 |
| Supplemental cash flow information: | | | |
| Income taxes paid, net | $ 45.1 | $ 37.6 | $ 47.1 |
| Interest paid | $ 44.6 | $ 40.8 | $ 32.0 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

1. **Organization and Significant Accounting Policies**

   *Basis of Presentation*

   ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

   The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

   On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. ("DSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions were the distribution of variable insurance products and investment advisory services for open-end mutual funds. Additionally, on December 12, 2006, ILIAC organized DSL as a wholly-owned Delaware limited liability company. On December 31, 2006, DSI merged with and into DSL and ceased to exist. Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company. Effective January 1, 2007, ILIAC's investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

   Statement of Financial Accounting Standards ("FAS") No. 141, "Business Combinations", excludes transfers of net assets or exchanges of shares between entities under common control, and notes that certain provisions under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", provide a source of guidance for such transactions. In accordance with APB Opinion No. 16, financial information of the combined entity is presented as if the entities had been combined for the full year, and all comparative financial statements are restated and presented as if the entities had previously been combined, in a manner similar to a pooling-of-interests. The consolidated financial statements give effect to the DSL consolidation transactions as if they had occurred on January 1, 2004 and include the following:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

|  | 2006 | 2005 |
|---|---|---|
| Total revenue | $ 594.9 | $ 507.7 |
| Net income | 35.8 | 28.2 |
| Additional paid-in capital: |  |  |
| Dividends paid | 25.0 | 20.5 |
| Employee share-based payments | 0.1 | 0.2 |

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property"). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut.

On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

### *Description of Business*

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension and retirement savings plan administrative services.

The Company has one operating segment.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Recently Adopted Accounting Standards*

*Accounting for Uncertainty in Income Taxes*

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement criteria that must be satisfied to recognize a financial statement benefit of tax positions taken, or expected to be taken, on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company recognized a cumulative effect of change in accounting principle of $2.9 as a reduction to January 1, 2007 Retained earnings (deficit).

*Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts*

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), as investment contracts.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 was adopted by the Company on January 1, 2007, and is effective for internal replacements occurring on or after that date. As a result of implementing SOP 05-1, the Company recognized a cumulative effect of change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings (deficit). In addition, the Company revised its accounting policy on the amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") to include internal replacements.

*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*

In September 2006, the FASB issued FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("FAS No. 158"). FAS No. 158 requires an employer to:

- Recognize in the statement of financial position, an asset for a plan's overfunded status or a liability for a plan's underfunded status;
- Measure a plan's assets and obligations that determine its funded status as of the end of the fiscal year; and
- Recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, reporting such changes in comprehensive income.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FAS No. 158. The effect of adopting FAS No. 158 on the Company's financial condition at December 31, 2006 is included in the accompanying consolidated financial statements. FAS No. 158 did not have a significant effect on the Company's financial condition at December 31, 2006. The provisions regarding the change in the measurement date of postretirement benefit plans are not applicable, as the Company already uses a measurement date of December 31 for its pension plans.

The incremental effects of adopting the provisions of FAS No. 158 on the Company's Consolidated Balance Sheets at December 31, 2006 was $(0.5).

*Accounting for Certain Hybrid Financial Instruments*

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
- Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 was adopted by the Company on January 1, 2007, and is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring on or after that date. The adoption of FAS No. 155 did not have a material effect on the Company's financial position, results of operations, or cash flows.

### New Accounting Pronouncements

*Business Combinations*

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations" ("FAS No. 141R"), which replaces FAS No. 141, "Business Combinations," as issued in 2001. FAS No. 141R requires most identifiable assets, liabilities, noncontrolling interest, and goodwill, acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the statement requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

FAS No. 141R also amends or eliminates various other authoritative literature.

The provisions of FAS No. 141R are effective for fiscal years beginning on or after December 15, 2008 for all business combinations occurring on or after that date. As such, this standard will impact any Company acquisitions that occur on or after January 1, 2009.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*The Fair Value Option for Financial Assets and Financial Liabilities*

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS No. 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS No. 159 is effective for fiscal years beginning after November 15, 2007. As of the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of Retained earnings (deficit). The Company will not be electing the fair value option for any eligible assets or liabilities in existence on January 1, 2008.

*Fair Value Measurements*

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value in any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of FAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of adoption of FAS No. 157.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Reclassifications*

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

*Investments*

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment for related changes in experience-rated contract allocations, DAC, VOBA, and deferred income taxes.

*Other-Than-Temporary Impairments*

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of the Emerging Issues Task Force ("EITF") Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the last remeasurement date.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

*Experience-Rated Products*

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes.

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation*

The fair value for fixed maturities is largely determined by one of two pricing methods: published price quotations or valuation techniques with market inputs. Security pricing is applied using a hierarchy or "waterfall" approach, whereby prices are first sought from published price quotations, including independent pricing services or broker-dealer quotations. Published price quotations may be unavailable or deemed unreliable due to a limited market for securities that are rarely traded or are traded only in privately negotiated transactions. As such, fair values for the remaining securities, consisting primarily of privately placed bonds, are then determined using risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security.

The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses). At December 31, 2007 and 2006, the Company had no allowance for mortgage loan credit losses. The properties collateralizing mortgage loans are geographically dispersed throughout the United States, with the largest concentration of and 16.8% and 17.7% of properties in California at December 31, 2007 and 2006, respectively.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value primarily using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated Balance Sheets.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

### *Deferred Policy Acquisition Costs and Value of Business Acquired*

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with Statement of Position 05-1.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.

Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

As a result of implementing SOP 05-1, the Company recognized a cumulative effect of change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings (deficit).

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

***Property and Equipment***

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2007 and 2006, total accumulated depreciation and amortization was $120.7 and $107.5, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

|                          | Estimated Useful Lives                                     |
|--------------------------|------------------------------------------------------------|
| Buildings                | 40 years                                                   |
| Furniture and fixtures   | 5 years                                                    |
| Leasehold improvements   | 10 years, or the life of the lease, whichever is shorter   |
| Equipment                | 3 years                                                    |
| Software                 | 3 years                                                    |

### *Reserves*

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Reserves interest rates vary by product and ranged from 1.6% to 7.8% for the years 2007, 2006, and 2005. Certain reserves also include unrealized gains and losses related to investments and unamortized realized gains and losses on investments for experience-rated contracts. Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company. Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2007, 2006, and 2005, reserve interest rates ranged from 5.1% to 5.9%.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

### *Revenue Recognition*

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

### *Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2007 and 2006, unrealized capital losses of $11.0 and $7.3, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

*Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.6 billion and $2.7 billion at December 31, 2007 and 2006, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the Company's individual life insurance business in 1998 (see the Reinsurance footnote). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

*Income Taxes*

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

## 2.    Investments

### *Fixed Maturities and Equity Securities*

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2007.

| | Amortized Cost | | Gross Unrealized Capital Gains | | Gross Unrealized Capital Losses | | Fair Value | |
|---|---:|---|---:|---|---:|---|---:|---|
| Fixed maturities: | | | | | | | | |
| U.S. Treasuries | $ | 11.2 | $ | 0.7 | $ | - | $ | 11.9 |
| U.S. government agencies and authorities | | 0.6 | | - | | - | | 0.6 |
| State, municipalities, and political subdivisions | | 66.1 | | 0.1 | | 2.2 | | 64.0 |
| | | | | | | | | |
| U.S. corporate securities: | | | | | | | | |
| Public utilities | | 1,049.1 | | 10.8 | | 15.6 | | 1,044.3 |
| Other corporate securities | | 3,855.1 | | 46.1 | | 65.2 | | 3,836.0 |
| Total U.S. corporate securities | | 4,904.2 | | 56.9 | | 80.8 | | 4,880.3 |
| | | | | | | | | |
| Foreign securities[1]: | | | | | | | | |
| Government | | 379.3 | | 17.1 | | 6.6 | | 389.8 |
| Other | | 1,955.8 | | 29.9 | | 40.3 | | 1,945.4 |
| Total foreign securities | | 2,335.1 | | 47.0 | | 46.9 | | 2,335.2 |
| | | | | | | | | |
| Residential mortgage-backed securities | | 4,146.1 | | 101.8 | | 63.5 | | 4,184.4 |
| Commercial mortgage-backed securities | | 1,927.3 | | 10.7 | | 52.3 | | 1,885.7 |
| Other asset-backed securities | | 924.3 | | 5.5 | | 41.5 | | 888.3 |
| | | | | | | | | |
| Total fixed maturities, including securities pledged | | 14,314.9 | | 222.7 | | 287.2 | | 14,250.4 |
| Less: securities pledged | | 940.2 | | 8.0 | | 14.1 | | 934.1 |
| Total fixed maturities | | 13,374.7 | | 214.7 | | 273.1 | | 13,316.3 |
| Equity securities | | 440.1 | | 13.8 | | 7.5 | | 446.4 |
| | | | | | | | | |
| Total investments, available-for-sale | $ | 13,814.8 | $ | 228.5 | $ | 280.6 | $ | 13,762.7 |

[1] Primarily U.S. dollar denominated.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2006.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. Treasuries | $ 25.5 | $ 0.1 | $ - | $ 25.6 |
| U.S. government agencies and authorities | 276.6 | 3.6 | 3.3 | 276.9 |
| State, municipalities, and political subdivisions | 45.4 | 1.1 | 0.1 | 46.4 |
| | | | | |
| U.S. corporate securities: | | | | |
| Public utilities | 1,111.4 | 9.1 | 15.7 | 1,104.8 |
| Other corporate securities | 4,281.8 | 47.6 | 62.3 | 4,267.1 |
| Total U.S. corporate securities | 5,393.2 | 56.7 | 78.0 | 5,371.9 |
| | | | | |
| Foreign securities[1]: | | | | |
| Government | 466.0 | 31.8 | 3.5 | 494.3 |
| Other | 2,000.4 | 28.3 | 33.3 | 1,995.4 |
| Total foreign securities | 2,466.4 | 60.1 | 36.8 | 2,489.7 |
| | | | | |
| Residential mortgage-backed securities | 4,529.8 | 52.4 | 82.2 | 4,500.0 |
| Commercial mortgage-backed securities | 2,261.3 | 14.0 | 28.6 | 2,246.7 |
| Other asset-backed securities | 1,258.1 | 6.5 | 10.1 | 1,254.5 |
| | | | | |
| Total fixed maturities, including securities pledged | 16,256.3 | 194.5 | 239.1 | 16,211.7 |
| Less: securities pledged | 1,106.2 | 6.4 | 13.1 | 1,099.5 |
| Total fixed maturities | 15,150.1 | 188.1 | 226.0 | 15,112.2 |
| Equity securities | 233.6 | 20.4 | 2.3 | 251.7 |
| | | | | |
| Total investments, available-for-sale | $ 15,383.7 | $ 208.5 | $ 228.3 | $ 15,363.9 |

[1] Primarily U.S. dollar denominated.

At December 31, 2007 and 2006, net unrealized losses were $58.2 and $26.5, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. At December 31, 2007 and 2006, $16.4 and $52.4, respectively, of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2007, are shown below by contractual maturity.  Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

|  | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: | | |
| One year or less | $ 363.4 | $ 363.6 |
| After one year through five years | 2,440.7 | 2,451.6 |
| After five years through ten years | 2,779.9 | 2,761.2 |
| After ten years | 1,733.2 | 1,715.6 |
| Mortgage-backed securities | 6,073.4 | 6,070.1 |
| Other asset-backed securities | 924.3 | 888.3 |
| Less: securities pledged | 940.2 | 934.1 |
| Fixed maturities, excluding securities pledged | $ 13,374.7 | $ 13,316.3 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2007 or 2006.

At December 31, 2007 and 2006, fixed maturities with fair values of $13.9 and $11.2, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults.  The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated.  At December 31, 2007 and 2006, approximately 11.3% and 8.4%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

*Equity Securities*

Equity securities, available-for-sale, included investments with fair values of $279.5 and $219.5 in ING proprietary funds as of December 31, 2007 and 2006, respectively.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements.  At December 31, 2007 and 2006, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $757.6 and $832.4, respectively.  The repurchase obligation related to dollar rolls and repurchase agreements totaled $734.8 and $833.2 at December 31, 2007 and 2006, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company also engages in reverse repurchase agreements.  At December 31, 2007 and 2006, the Company did not have any reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract.  The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2007 and 2006.  The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

### *Unrealized Capital Losses*

Unrealized capital losses in fixed maturities at December 31, 2007 and 2006, were primarily related to interest rate movement or spread widening to mortgage and other asset-backed securities.  Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows.  The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at December 31, 2007 and 2006.

| 2007 | Less than Six Months Below Amortized Cost | | More than Six Months and less than Twelve Months Below Amortized Cost | | More than Twelve Months Below Amortized Costs | | Total Unrealized Capital Loss | |
|---|---|---|---|---|---|---|---|---|
| Interest rate or spread widening | $ | 18.8 | $ | 62.3 | $ | 48.8 | $ | 129.9 |
| Mortgage and other asset-backed securities | | 30.1 | | 69.0 | | 58.2 | | 157.3 |
| Total unrealized capital losses | $ | 48.9 | $ | 131.3 | $ | 107.0 | $ | 287.2 |
| Fair value | $ | 2,256.2 | $ | 2,217.7 | $ | 3,612.1 | $ | 8,086.0 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| 2006 | Less than Six Months Below Amortized Cost | | More than Six Months and less than Twelve Months Below Amortized Cost | | More than Twelve Months Below Amortized Costs | | Total Unrealized Capital Loss | |
|---|---|---|---|---|---|---|---|---|
| Interest rate or spread widening | $ | 10.8 | $ | 4.8 | $ | 102.6 | $ | 118.2 |
| Mortgage and other asset-backed securities | | 11.0 | | 2.5 | | 107.4 | | 120.9 |
| Total unrealized capital losses | $ | 21.8 | $ | 7.3 | $ | 210.0 | $ | 239.1 |
| Fair value | $ | 2,447.4 | $ | 501.5 | $ | 6,726.2 | $ | 9,675.1 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 96.9% of the average book value. In addition, this category includes 761 securities, which have an average quality rating of AA. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2007.

### *Other-Than-Temporary Impairments*

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2007, 2006, and 2005.

| | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| Limited partnerships | $ 3.0 | 1 | $ - | - | $ - | - |
| U.S. Treasuries | - | - | 6.4 | 4 | 0.1 | 2 |
| U.S. corporate | 36.3 | 113 | 24.4 | 67 | 3.9 | 15 |
| Foreign | 19.1 | 54 | 4.2 | 10 | 0.3 | 1 |
| Residential mortgage-backed | 7.1 | 30 | 16.6 | 76 | 44.7 | 82 |
| Other asset-backed | 10.5 | 21 | 7.0 | 1 | - | - |
| Equity securities | - | - | 0.1 | 3 | - | - |
| Total | $ 76.0 | 219 | $ 58.7 | 161 | $ 49.0 | 100 |

The above schedule includes $16.4, $16.1, and $43.3 for the years ended December 31, 2007, 2006, and 2005, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining $59.6, $42.6, and $5.7 in write-downs for the years ended December 31, 2007, 2006, and 2005, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value. The following table summarizes these write-downs recognized by type for the years ended December 31, 2007, 2006, and 2005.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ - | - | $ 6.4 | 4 | $ 0.1 | 2 |
| U.S. corporate | 31.6 | 102 | 24.4 | 67 | 2.3 | 13 |
| Foreign | 19.1 | 54 | 4.2 | 10 | - | - |
| Residential mortgage-backed | 2.6 | 2 | 0.6 | 1 | 3.3 | 2 |
| Other asset-backed | 6.3 | 16 | 7.0 | 1 | - | - |
| Total | $ 59.6 | 174 | $ 42.6 | 83 | $ 5.7 | 17 |

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2007, 2006, and 2005 was $1,210.8, $704.4, and $475.0, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

### *Net Investment Income*

Sources of Net investment income were as follows for the years ended December 31, 2007, 2006, and 2005.

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ 895.5 | $ 969.0 | $ 978.9 |
| Equity securities, available-for-sale | 38.5 | 10.5 | 9.7 |
| Mortgage loans on real estate | 118.5 | 93.6 | 73.0 |
| Policy loans | 14.1 | 13.2 | 30.0 |
| Short-term investments and cash equivalents | 2.2 | 2.4 | 2.7 |
| Other | 88.3 | 44.5 | 38.7 |
| Gross investment income | 1,157.1 | 1,133.2 | 1,133.0 |
| Less: investment expenses | 102.4 | 103.5 | 95.9 |
| Net investment income | $ 1,054.7 | $ 1,029.7 | $ 1,037.1 |

### *Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2007, 2006, and 2005.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ (50.3) | $ (67.0) | $ 1.0 |
| Equity securities, available-for-sale | 6.4 | 9.3 | 12.4 |
| Derivatives | (123.0) | (3.9) | 17.9 |
| Other | (2.6) | - | (0.3) |
| Less: allocation to experience-rated contracts | 161.3 | (64.6) | 9.0 |
| Net realized capital (loss) gains | $ (8.2) | $ 3.0 | $ 22.0 |
| After-tax net realized capital (loss) gains | $ (5.3) | $ 2.0 | $ 14.3 |

The increase in Net realized capital losses for the year ended December 31, 2007, was primarily due to realized losses on derivatives, primarily related to losses on interest rate swaps and widening of credit spreads.

Net realized capital gains (losses) allocated to experience-rated contracts were deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8, $164.5, $240.3, at December 31, 2007, 2006, and 2005, respectively.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses, excluding those related to experience-related contracts, were as follows for the years ended December 31, 2007, 2006, and 2005.

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Proceeds on sales | $ 5,738.8 | $ 6,481.2 | $ 10,062.3 |
| Gross gains | 66.4 | 109.0 | 161.1 |
| Gross losses | (101.2) | 110.9 | 93.9 |

3.    **Financial Instruments**

*Estimated Fair Value*

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Fixed maturities, available-for-sale*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

*Equity securities, available-for-sale*: Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans*: The carrying amounts for these assets approximate the assets' fair values.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

*Investment contract liabilities (included in Future policy benefits and claim reserves)*:

*With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

*Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Other financial instruments reported as assets and liabilities*: The carrying amounts for these financial instruments (primarily derivatives and limited partnerships) approximate the fair values of the assets and liabilities. Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with key financial data from third party sources or through values established by third party brokers, on the Consolidated Balance Sheets.

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2007 and 2006.

|  | 2007 | | 2006 | |
|  | Carrying Value | Fair Value | Carrying Value | Fair Value |
| --- | --- | --- | --- | --- |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 14,250.4 | $ 14,250.4 | $ 16,211.7 | $ 16,211.7 |
| Equity securities, available-for-sale | 446.4 | 446.4 | 251.7 | 251.7 |
| Mortgage loans on real estate | 2,089.4 | 2,099.3 | 1,879.3 | 1,852.6 |
| Policy loans | 273.4 | 273.4 | 268.9 | 268.9 |
| Cash, cash equivalents, and short-term investments under securities loan agreement | 436.2 | 436.2 | 594.3 | 594.3 |
| Other investments | 838.8 | 838.8 | 398.9 | 398.9 |
| Assets held in separate accounts | 48,091.2 | 48,091.2 | 43,550.8 | 43,550.8 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 1,251.1 | 1,308.7 | 1,475.1 | 1,529.2 |
| Without a fixed maturity | 13,421.9 | 13,379.1 | 14,407.2 | 14,367.8 |
| Derivatives | 200.3 | 200.3 | 45.1 | 45.1 |

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Derivative Financial Instruments*

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| *Interest Rate Swaps* | | | | |
| Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturities portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. | $ 7,680.0 | $ 3,277.8 | $ (111.6) | $ 16.4 |
| *Foreign Exchange Swaps* | | | | |
| Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually. | 224.5 | 204.4 | (45.3) | (30.9) |
| *Credit Default Swaps* | | | | |
| Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. | 335.9 | 756.8 | (8.8) | (2.5) |
| *Total Return Swaps* | | | | |
| Total return swaps are used to assume credit exposure to a referenced index or asset pool. The difference between different floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals. | - | 139.0 | - | 0.3 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| *Swaptions* | | | | |
| Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligation portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date. | $ 542.3 | $ 1,112.0 | $ 0.2 | $ 5.2 |
| | | | | |
| *Embedded Derivatives* | | | | |
| The Company also has investments in certain fixed maturity instruments that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. | | | | |
| Within securities | N/A* | N/A* | 40.8 | (2.7) |
| Within annuity products | N/A* | N/A* | 78.1 | - |

 * N/A - not applicable.

*Credit Default Swaps*

As of December 31, 2007, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $136.2.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 4.  Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2007, 2006, and 2005.

| | | |
|---|---|---:|
| Balance at January 1, 2005 | $ | 414.5 |
| Prior period adjustment | | (1.0) |
| Balance at January 1, 2005 (restated) | | 413.5 |
| Deferrals of commissions and expenses | | 123.1 |
| Amortization: | | |
| Amortization | | (59.6) |
| Interest accrued at 5% to 7% | | 30.7 |
| Net amortization included in the Consolidated Statements of Operations | | (28.9) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 3.7 |
| Balance at December 31, 2005 | | 511.4 |
| Deferrals of commissions and expenses | | 136.0 |
| Amortization: | | |
| Amortization | | (62.1) |
| Interest accrued at 6% to 7% | | 37.5 |
| Net amortization included in the Consolidated Statements of Operations | | (24.6) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (0.2) |
| Balance at December 31, 2006 | | 622.6 |
| Deferrals of commissions and expenses | | 147.1 |
| Amortization: | | |
| Amortization | | (80.9) |
| Interest accrued at 5% to 7% | | 44.8 |
| Net amortization included in the Consolidated Statements of Operations | | (36.1) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 1.0 |
| Implementation of SOP 05-01 | | (6.0) |
| Balance at December 31, 2007 | $ | 728.6 |

The estimated amount of DAC to be amortized, net of interest, is $45.1, $44.1, $46.0, $42.4, and $42.1, for the years 2008, 2009, 2010, 2011 and 2012, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2007, 2006, and 2005.

| | |
|---|---:|
| Balance at January 1, 2005 | $ 1,365.2 |
| Prior period adjustment | (2.7) |
| Balance at January 1, 2005 (restated) | 1,362.5 |
| Deferrals of commissions and expenses | 49.3 |
| Amortization: | |
| Amortization | (219.4) |
| Interest accrued at 5% to 7% | 88.4 |
| Net amortization included in the Consolidated Statements of Operations | (131.0) |
| Change in unrealized capital gains (losses) on available-for-sale securities | 10.9 |
| Balance at December 31, 2005 | 1,291.7 |
| Deferrals of commissions and expenses | 46.2 |
| Amortization: | |
| Amortization | (82.4) |
| Interest accrued at 5% to 7% | 85.7 |
| Net amortization included in the Consolidated Statements of Operations | 3.3 |
| Change in unrealized capital gains (losses) on available-for-sale securities | (1.0) |
| Balance at December 31, 2006 | 1,340.2 |
| Deferrals of commissions and expenses | 40.5 |
| Amortization: | |
| Amortization | (177.3) |
| Interest accrued at 5% to 7% | 84.2 |
| Net amortization included in the Consolidated Statements of Operations | (93.1) |
| Change in unrealized capital gains (losses) on available-for-sale securities | 2.9 |
| Implementation of SOP 05-1 | (37.3) |
| Balance at December 31, 2007 | $ 1,253.2 |

The estimated amount of VOBA to be amortized, net of interest, is $99.4, $90.8, $88.0, $82.4, and $77.1, for the years 2008, 2009, 2010, 2011, and 2012, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

*Analysis of DAC and VOBA*

The increase in Amortization of DAC and VOBA for the year ended December 31, 2007, was primarily driven by unfavorable unlocking of $131.3 attributable to an increase in actual gross profits related to higher fee income and fixed margins in 2007. In addition, amortization for the year ended December 31, 2006 was lower due to favorable unlocking, as a result of prospective expense assumption changes.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The decrease in Amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company's estimates of persistency, expenses and other assumptions. In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

Amortization of DAC and VOBA increased in 2005 primarily due to increased gross profits, which were driven by higher fixed margins and variable fees because of higher average assets under management ("AUM"), partially offset by higher expenses. The Company revised long-term separate account return and certain contractowner withdrawal behavior assumptions, as well as reflected current experience during 2005, resulting in a deceleration of amortization of DAC and VOBA of $11.7.

**5.      Dividend Restrictions and Shareholder's Equity**

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2007, 2006, and 2005, ILIAC paid $145.0, $256.0, and $20.5, respectively, in dividends on its common stock to its parent.

During 2006, Lion contributed to ILIAC DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests. During 2007, 2006, and 2005, ILIAC did not receive any cash capital contributions from its parent.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income was $245.5, $138.3, and $258.5, for the years ended December 31, 2007, 2006, and 2005, respectively. Statutory capital and surplus was $1,388.0 and $1,447.5 as of December 31, 2007 and 2006, respectively.

As of December 31, 2007, ILIAC did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 6. Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2007, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $7.1 billion and $80.4, respectively. As of December 31, 2006, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.4 billion and $0.7, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2007 and 2006 was $7.1 billion and $6.4 billion, respectively.

### 7. Income Taxes

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING America Insurance Holdings ("ING AIH") and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate. For calendar year 2005, ILIAC filed a consolidated federal income tax return with its (former) subsidiary, ING Insurance Company of America.

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current tax expense (benefit): | | | |
| Federal | $ 28.6 | $ 23.3 | $ 4.9 |
| State | (9.0) | 20.0 | 4.9 |
| Total current tax expense | 19.6 | 43.3 | 9.8 |
| Deferred tax expense: | | | |
| Federal | 36.4 | 79.4 | 11.7 |
| Total deferred tax expense | 36.4 | 79.4 | 11.7 |
| Total income tax expense | $ 56.0 | $ 122.7 | $ 21.5 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2007, 2006 and 2005:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Income before income taxes | $ 274.4 | $ 424.5 | $ 294.2 |
| Tax rate | 35.0% | 35.0% | 35.0% |
| Income tax at federal statutory rate | 96.0 | 148.6 | 103.0 |
| Tax effect of: |  |  |  |
| Dividend received deduction | (26.2) | (36.5) | (25.8) |
| IRS audit settlement | - | - | (58.2) |
| State audit settlement | (21.8) | - | - |
| State tax expense | - | 13.0 | 3.2 |
| Other | 8.0 | (2.4) | (0.7) |
| Income tax expense | $ 56.0 | $ 122.7 | $ 21.5 |

### *Temporary Differences*

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2007 and 2006, are presented below.

|  | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: |  |  |
| Insurance reserves | $ 216.6 | $ 250.3 |
| Net unrealized capital loss | 6.4 | - |
| Unrealized losses allocable to experience-rated contracts | 5.7 | 18.3 |
| Investments | 6.7 | 3.5 |
| Postemployment benefits | 75.9 | 74.7 |
| Compensation | 27.3 | 25.1 |
| Other | 32.4 | 19.9 |
| Total gross assets before valuation allowance | 371.0 | 391.8 |
| Less: valuation allowance | (6.4) | - |
| Assets, net of valuation allowance | 364.6 | 391.8 |
|  |  |  |
| Deferred tax liabilities: |  |  |
| Value of business acquired | (436.7) | (469.1) |
| Net unrealized capital gains | - | (15.9) |
| Deferred policy acquisition costs | (203.8) | (167.9) |
| Total gross liabilities | (640.5) | (652.9) |
| Net deferred income tax liability | $ (275.9) | $ (261.1) |

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2007, the Company had a $6.4 valuation allowance related to unrealized capital losses on investments, which is included in Accumulated other comprehensive income (loss). The Company had no valuation allowance as of December 31, 2006.

### Tax Sharing Agreement

ILIAC had a payable of $ 56.8 and $ 59.8 to ING AIH at December 31, 2007 and 2006, respectively, for federal income taxes under the inter-company tax sharing agreement.

See Related Party Transactions footnote for more information.

### Unrecognized Tax Benefits

As a result of implementing FIN 48, the Company recognized a cumulative effect of change in accounting principle of $2.9 as a reduction to January 1, 2007 Retained earnings (deficit). In addition, the Company had $68.0 of unrecognized tax benefits as of January 1, 2007, of which $52.1 would affect the Company's effective tax rate if recognized.

A reconciliation of the change in the unrecognized income tax benefits for the year is as follows:

| | | |
|---|---|---|
| Balance at January 1, 2007 | $ | 68.0 |
| Additions for tax positions related to current year | | 2.9 |
| Additions (reductions) for tax positions related to prior years | | (23.5) |
| Balance at December 31, 2007 | $ | 47.4 |

The Company had $42.6 of unrecognized tax benefits as of December 31, 2007 that would affect the Company's effective tax rate if recognized.

### Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had accrued interest of $16.9 as of December 31, 2007.

### Regulatory Matters

The Company is under audit by the Internal Revenue Service ("IRS") for tax years 2002 through 2005, and is subject to state audit in New York for years 1995 through 2000. It is anticipated that the IRS audit of tax years 2002 and 2003 will be finalized within the next twelve months. Upon finalization of the IRS exam, it is reasonably possible that the unrecognized tax benefits will decrease by up to $17.7. It is also reasonably possible that

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

the aforementioned state tax audits may be settled within the next twelve months.   It is reasonably possible that the unrecognized tax benefit on uncertain tax positions related to the New York state tax audit will decrease by up to $11.4.  The timing of the settlement and any potential future payment of the remaining allowance of $18.3 cannot be reliably estimated.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income.  Deferred income of $17.2 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote.  In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006.  During 2006, the Company made a dividend distribution of $256.0, which eliminated the $17.2 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

8.      **Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.  The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $17.2, $23.8, and $22.5, for 2007, 2006, and 2005, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $10.1, $9.7, and $8.9, for the years ended December 31, 2007, 2006, and 2005, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### *Non-Qualified Retirement Plans*

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

*Obligations and Funded Status*

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2007 and 2006.

|  | 2007 | 2006 |
|---|---|---|
| Change in Projected Benefit Obligation: | | |
| Projected benefit obligation, January 1 | $ 97.7 | $ 106.8 |
| Interest cost | 5.4 | 5.5 |
| Benefits paid | (9.3) | (8.3) |
| Actuarial loss on obligation | (8.2) | (6.3) |
| Projected benefit obligation, December 31 | $ 85.6 | $ 97.7 |
| | | |
| Fair Value of Plan Assets: | | |
| Fair value of plan assets, December 31 | $ - | $ - |

Amounts recognized in the Consolidated Balance Sheets consist of:

|  | 2007 | 2006 |
|---|---|---|
| Accrued benefit cost | $ (85.6) | $ (97.7) |
| Intangible assets | - | - |
| Accumulated other comprehensive income | 4.9 | 14.1 |
| Net amount recognized | $ (80.7) | $ (83.6) |

At December 31, 2007 and 2006, the projected benefit obligation was $85.6 and $97.7, respectively.

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2007 and 2006 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2007 | 2006 |
|---|---|---|
| Discount rate at beginning of period | 5.90% | 5.50% |
| Rate of compensation increase | 4.20% | 4.00% |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.5% was the appropriate discount rate as of December 31, 2007, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 6.5% discount rate will also be used to determine the Company's 2008 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Discount rate | 6.50% | 5.90% | 6.00% |
| Rate of increase in compensation levels | 4.20% | 4.00% | 4.00% |

The weighted average assumptions used in calculating the net pension cost for 2007 were, as indicated above, a 6.5% discount rate and a 4.2% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2007, 2006, and 2005, were as follows:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Interest cost | $ 5.4 | $ 5.5 | $ 6.0 |
| Net actuarial loss recognized in the year | 0.7 | 2.0 | 1.3 |
| Unrecognized past service cost recognized in the year | - | 0.2 | 0.2 |
| The effect of any curtailment or settlement | 0.4 | 0.4 | 0.3 |
| Net periodic benefit cost | $ 6.5 | $ 8.1 | $ 7.8 |

*Cashflows*

In 2008, the employer is expected to contribute $5.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2008 through 2012, and thereafter through 2017, are estimated to be $5.5, $4.0, $4.0, $4.3, $4.4 and $21.1, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Other*

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America will make changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

### Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The share price is in Euros and converted to U.S. dollars, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although vesting will continue

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

to occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.5, $10.1, and $5.6 for the years ended December 31, 2007, 2006, and 2005 respectively.

For leo, the Company recognized tax benefits of $3.2, $0.1, and $0.3 in 2007, 2006, and 2005, respectively.

### Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2007, 2006, and 2005, were $0.4, $1.4, and $1.3, respectively.

## 9.    Related Party Transactions

### Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2007, 2006, and 2005, expenses were incurred in the amounts of $60.5, $62.2, and $61.7, respectively.

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2007, 2006, and 2005, expenses were incurred in the amounts of $167.9, $175.3, and $138.5, respectively.

- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2007, 2006, and 2005, net expenses related to the agreement were incurred in the amount of $21.7, $12.4, and $17.8, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2007, 2006, and 2005, commissions were collected in the amount of $568.4, $429.2, and $378.1. Such commissions are, in turn, paid to broker-dealers.

- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue associated with ING USA deposits into ING Investors Trust. For the years ended December 31, 2007, 2006, and 2005, expenses were incurred under these services agreements in the amount of $124.4, $70.8, and $46.3, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

▪ Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2007, 2006, and 2005, expenses were incurred in the amounts of $13.1, $8.8, and $6.4, respectively.

### *Investment Advisory and Other Fees*

During 2006 and 2005, ILIAC served as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"). The Company Funds paid ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. Effective January 1, 2007, ILIAC's investment advisory agreement with the Company Funds was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $312.7, $289.9, and $263.0, (excludes fees paid to ING Investment Management Co.) in 2007, 2006, and 2005, respectively.

DSL has been retained by ING Investors Trust (the "Trust"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to the Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of the Trust. DSL earns a monthly fee based on a percentage of average daily net assets of the Trust. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to the Trust and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2007, 2006, and 2005, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $343.8, $233.9, and $174.6, respectively. At December 31, 2007 and 2006, DSL had $26.7 and $22.1, respectively, receivable from the Trust under the management agreement.

### *Financing Agreements*

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $3.9, $1.8, and $0.7, for the years ended December 31, 2007, 2006, and 2005, respectively, and earned interest income of $1.7, $3.3, and $1.1, for the years ended December 31, 2007, 2006, and 2005, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. At December 31, 2007, ILIAC had no amount due from ING AIH under the reciprocal loan agreement and $45.0 receivable from ING AIH at December 31, 2006.

*Note with Affiliate*

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2007 and 2006 was $11.1.

***Tax Sharing Agreements***

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006 and 2005, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 10.  Financing Agreements

ILIAC maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY").  Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing.  Under this agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2007, 2006, and 2005.  At December 31, 2007 and 2006, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005.  Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $75.0.  Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2007 and 2006, ILIAC had no amounts outstanding under the line-of-credit agreement.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0.  Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2007.  At December 31, 2007, ILIAC had no amounts outstanding under the line-of-credit agreement.

Also see Financing Agreements in the Related Party Transactions footnote.

### 11.  Reinsurance

At December 31, 2007, the Company had reinsurance treaties with 8 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts.  At December 31, 2007, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers.  The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash.  Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners.  Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $16.1 and $17.4 were maintained for this contract as of December 31, 2007 and 2006, respectively.

Reinsurance ceded in force for life mortality risks were $20.9 billion and $22.4 billion at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, net receivables were comprised of the following:

|  | 2007 | | 2006 | |
| --- | ---: | --- | ---: | --- |
| Claims recoverable from reinsurers | $ | 2,595.2 | $ | 2,727.1 |
| Payable for reinsurance premiums | | (0.9) | | (1.2) |
| Reinsured amounts due to reinsurer | | (5.9) | | (0.5) |
| Reserve credits | | 0.1 | | 0.8 |
| Other | | 5.9 | | (10.8) |
| Total | $ | 2,594.4 | $ | 2,715.4 |

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2007, 2006, and 2005.

|  | 2007 | | 2006 | | 2005 | |
| --- | ---: | --- | ---: | --- | ---: | --- |
| Deposits ceded under reinsurance | $ | 188.5 | $ | 199.0 | $ | 215.5 |
| Premiums ceded under reinsurance | | 0.4 | | 0.5 | | 0.4 |
| Reinsurance recoveries | | 419.7 | | 359.0 | | 363.7 |

## 12. Commitments and Contingent Liabilities

### Leases

The Company leases certain office space and certain equipment under various operating leases, the longest term of which expires in 2014.

For the years ended December 31, 2007, 2006, and 2005, rent expense for leases was $17.7, $17.8, and $17.4, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2008 through 2012 are estimated to be $4.6, $3.5, $2.4, $1.7, and $0.8, respectively, and $0.5, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2007, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $357.8, $226.6 of which was with related parties. At December 31, 2006, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $706.8, $322.3 of which was with related parties. During 2007 and 2006, $87.3 and $79.4, respectively, was funded to related parties under off-balance sheet commitments.

*Financial Guarantees*

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2007, the maximum liability to the Company under the guarantee was $30.0.

*Windsor Property Construction*

During the second half of 2006, NWL entered into agreements for site development and facility construction at the Windsor Property (collectively, the "Construction Agreements"). Construction of the Windsor Property is complete, and costs incurred under the Construction Agreements and other agreements associated with the construction, acquisition, and development of the corporate office facility totaled $62.4 and $27.6 for the years ended December 31, 2007 and 2006, respectively. These costs were capitalized in Property and equipment on the Consolidated Balance Sheets.

*Litigation*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves,

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

### *Other Regulatory Matters*

*Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

*Insurance and Retirement Plan Products and Other Regulatory Matters*

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 13.  Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2007, 2006, and 2005.

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net unrealized capital gains (losses): | | | |
| Fixed maturities, available-for-sale | $ (64.5) | $ (44.6) | $ (18.0) |
| Equity securities, available-for-sale | 6.3 | 18.1 | 3.2 |
| DAC/VOBA adjustment on available-for-sale securities | 7.8 | 3.9 | 5.1 |
| Sales inducements adjustment on available-for-sale securities | 0.2 | 0.1 | 0.1 |
| Premium deficiency reserve adjustment | - | (37.5) | (23.6) |
| Other investments | (0.7) | 0.8 | 1.2 |
| Less: allocation to experience-rated contracts | (16.4) | (52.4) | (48.6) |
| Unrealized capital gains (losses), before tax | (34.5) | (6.8) | 16.6 |
| Deferred income tax asset (liability) | 12.1 | 2.4 | (10.3) |
| Asset valuation allowance | (6.4) | - | - |
| Net unrealized capital gains (losses) | (28.8) | (4.4) | 6.3 |
| Pension liability, net of tax | (5.0) | (9.6) | (11.6) |
| Accumulated other comprehensive (loss) income | $ (33.8) | $ (14.0) | $ (5.3) |

Net unrealized capital gains (losses) allocated to experience-rated contracts of $(16.4) and $(52.4) at December 31, 2007 and 2006, respectively, are reflected on the Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2007, 2006, and 2005.

| | **2007** | | **2006** | | **2005** |
|---|---|---|---|---|---|
| Fixed maturities, available-for-sale | $ (19.9) | $ | (26.6) | $ | (500.1) |
| Equity securities, available-for-sale | (11.8) | | 14.9 | | (5.5) |
| DAC/VOBA adjustment on available-for-sale securities | 3.9 | | (1.2) | | 14.6 |
| Sales inducements adjustment on available-for-sale securities | 0.1 | | - | | 0.2 |
| Premium deficiency reserve adjustment | 37.5 | | (13.9) | | (23.6) |
| Other investments | (1.5) | | (0.4) | | (0.1) |
| Less: allocation to experience-rated contracts | 36.0 | | (3.8) | | (406.1) |
| Unrealized capital gains (losses), before tax | (27.7) | | (23.4) | | (108.4) |
| Deferred income tax asset (liability) | 9.7 | | 12.7 | | 30.9 |
| Net change in unrealized capital gains (losses) | $ (18.0) | $ | (10.7) | $ | (77.5) |

| | **2007** | | **2006** | | **2005** |
|---|---|---|---|---|---|
| Net unrealized capital holding gains (losses) arising during the year [1] | $ (66.9) | $ | (43.6) | $ | (38.2) |
| Less: reclassification adjustment for gains (losses) and other items included in Net income [2] | (48.9) | | (32.9) | | 39.3 |
| Net change in unrealized capital gains (losses) on securities | $ (18.0) | $ | (10.7) | $ | (77.5) |

[1] Pretax unrealized holding gains (losses) arising during the year were $(102.9), $(95.4), and $(53.4), for the years ended December 31, 2007, 2006, and 2005, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income were $(75.2), $(72.0), and $55.0, for the years ended December 31, 2007, 2006, and 2005, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 14.    Changes to Prior Years Presentation

During 2007, the Company identified $43.1 in unreconciled net liabilities. While the correction of this error is not material to the prior period financial statements, correction of the error through the current period income statement would be material to the 2007 Statements of Operations.    In accordance with the guidance provided in SEC Staff Accounting Bulletin ("SAB") Topic IN, "Financial Statements - Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), the Company has restated the prior period financial statements to correct this error by adjusting January 1, 2005 Retained earnings and December 31, 2006 DAC, VOBA, Future policy benefits and claims reserves, Other liabilities, and Deferred taxes as follows:

| | Previously Reported | | Adjustment | | Restated | |
|---|---|---|---|---|---|---|
| **January 1, 2005** | | | | | | |
| Retained earnings (net of tax) | $ | (1,877.1) | $ | 28.0 | $ | (1,849.1) |
| Total shareholder's equity (net of tax) | | 2,759.6 | | 28.0 | | 2,787.6 |
| | | | | | | |
| **December 31, 2006** | | | | | | |
| Deferred policy acquisition cost | $ | 623.6 | $ | (1.0) | $ | 622.6 |
| Value of business acquired | | 1,342.9 | | (2.7) | | 1,340.2 |
| Total assets | | 68,486.0 | | (3.7) | | 68,482.3 |
| | | | | | | |
| Future policy benefits and claims reserves | $ | 19,995.8 | $ | (11.7) | $ | 19,984.1 |
| Other liabilities | | 406.2 | | (35.1) | | 371.1 |
| Deferred taxes | | 246.0 | | 15.1 | | 261.1 |
| Total liabilities | | 65,500.3 | | (31.7) | | 65,486.6 |

# ING Life Insurance and Annuity Company and Subsidiaries
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

## QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

| 2007 | First | Second | Third | Fourth |
|---|---|---|---|---|
| Total revenue | $ 579.1 | $ 594.9 | $ 601.4 | $ 676.5 |
| Income (loss) before income taxes | 100.7 | 115.8 | 85.8 | (27.9) |
| Income tax expense (benefit) | 28.5 | 33.6 | 22.3 | (28.4) |
| Net income | $ 72.2 | $ 82.2 | $ 63.5 | $ 0.5 |

| 2006 | First* | Second* | Third* | Fourth |
|---|---|---|---|---|
| Total revenue | $ 532.5 | $ 551.2 | $ 548.5 | $ 597.7 |
| Income before income taxes | 80.4 | 116.9 | 84.3 | 142.9 |
| Income tax expense | 21.6 | 34.2 | 16.6 | 50.3 |
| Net income | $ 58.8 | $ 82.7 | $ 67.7 | $ 92.6 |

*Amounts have been restated to reflect the contribution of Directed Services, Inc. on December 1, 2006.  See the "Organization and Significant Accounting Policies" footnote for further information regarding the contribution.